Form 10-K, Exhibit 13
period 1993-12-31
GREAT LAKES CHEMICAL CORP
filed 1994-03-30
CIK 43362

1993 Financial Highlights                                            Exhibit 13

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars, except per share data)                            Percentage Growth
                                                                          Current  Five    Ten
                                          1993              1992           Year    Years   Years

Revenues.......................         $1,827,796       $1,538,169       +18.8    +24.3   +23.1

Income Before Taxes and
         Minority Interest......        $  415,023       $  361,022       +15.0    +23.7   +26.6
         Percent of revenues....              22.7             23.5

Net Income.....................         $  272,784       $  232,735       +17.2    +21.4   +27.6
         Per share..............        $     3.82       $     3.27       +16.8    +20.9   +25.0
         Percent of revenues........          14.9             15.1
         Percent of stockholders'
             average equity........           23.6             23.8

Cash Dividends Declared per Share..     $      .35       $      .31       +12.9    +14.2   +15.9

Capital Expenditures...............     $   79,270       $   69,368

Stockholders' Equity...............     $1,256,563       $1,052,851       +19.3    +21.1   +24.4
         Per share.................     $    17.50       $    14.71

                              REVIEW OF OPERATIONS

                          PERFORMANCE CHEMICALS GROUP

AS A RESULT OF STRONG WORLDWIDE DEMAND FOR MANY OF THE COMPANY'S BROMINE-BASED SPECIALTY CHEMICALS, AND THE INTRODUCTION OF NEW PRODUCTS, REVENUES FOR THE PERFORMANCE CHEMICALS GROUP INCREASED TO $603.4 MILLION.

{GRAPH -- PERFORMANCE CHEMICALS GROUP (in millions of dollars)}


The Performance Chemicals Group continued to advance in 1993, reflecting a strong demand for most brominated derivatives. Great Lakes' high value-added products serve an ever-growing range of applications in specialty markets the world over. This diverse group is composed of three discrete sectors: polymer additives, functional intermediates and fine chemicals, and industrial specialty chemicals.

POLYMER ADDITIVES
By offering the most comprehensive line of bromine-based flame retardant compounds in the world, Great Lakes benefits from market driven, geographic diversification. While demand in the United States remained strong, business conditions in the Pacific Rim also improved despite the fact that Japan, one of the region's largest markets, remained mired in recession. Likewise in Europe, the Company's Great Lakes Chemical (Europe), Ltd., subsidiary reported increased volumes from the prior year while contending with the well-documented economic woes in that part of the world.
         In order to meet its commitment to supplying customer requirements, Great Lakes increased production capacities of elemental bromine and a number of derivatives. Demand for two of the Company's primary flame retardant products, tetrabromobisphenol-A and decabromodiphenyl oxide, dictated additional expansion. Other debottlenecking and manufacturing improvements will come on-stream this year. These actions promise to keep Great Lakes at the forefront of the brominated polymer additive business.
         Building on this base, the Company expanded its worldwide plastics additives business through the acquisition of Chemische Werke LOWI GmbH & Co.
(Lowi), a leading manufacturer of antioxidants and UV absorbers. This acquisition produced an immediate bottom-line impact and positioned the Company to extend its base in two existing world market areas. Lowi's technology base includes hindered amine light stabilizers (HALS), an important class of UV absorbers. Additionally, Lowi expands our polymer additives business into rubber and adhesives applications.
         Two other initiatives expanded our presence in key markets. The Company further developed reactive brominated flame retardant products by creating new dibromostyrene derivatives for resins, fibers and textile backcoating applications. Secondly, full registration of NH-1197(R), a proprietary char forming flame retardant, enables the Company to meet specific market requirements on a global basis.

FUNCTIONAL INTERMEDIATES AND FINE CHEMICALS
The largest contributor in this sector, the Company's furfural and furfural derivatives business, mitigated severe market conditions with reduced manufacturing costs and increased sales of higher margin products. A lingering recession in the world foundry industry continues to restrict demand, compounded by excess inventories and manufacturing capacity. The combined


                [PHOTO]

THE ADDITION OF ANTIOXIDANTS AND HINDERED AMINE LIGHT STABILIZERS (HALS) TO GREAT LAKES' LINE OF POLYMER ADDITIVES ALLOWS ITS GLOBAL CUSTOMERS TO PROTECT POLYMERS FROM THERMAL DEGRADATION, OUTDOOR DISCOLORATION, AS WELL AS MEET
TOUGH FLAME RETARDANT CODES IN SUCH APPLICATIONS AS TEXTILE FIBERS, UPHOLSTERY, WALL COVERINGS AND CARPETS.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                         PERFORMANCE CHEMICALS GROUP

effect has created severe competition and significantly reduced selling prices. Several cost reductions and engineering improvements implemented by the Company have improved productivity. At the same time, process improvements have enhanced the profitability of the Company's POLYMEG(R) polyols product line.
         During the year, the Company took a number of steps for the future. The manufacturing facilities in Memphis, Tennessee, and Geel, Belgium, received ISO 9002 certification. This designation represents our commitment to stringent quality standards.
         Octel Chemicals Limited (OCL) performed a wide range of complex manufacturing activities, which doubled their business. This increased activity enhanced Great Lakes' presence in the European specialty and fine chemicals industry while augmenting the Company's manufacturing know-how in a wide range of high value-added specialty chemicals.

INDUSTRIAL SPECIALTY CHEMICALS
This sector also took steps to secure long-term growth for a number of important products. FM-200(TM), Great Lakes' breakthrough environmentally friendly fire extinguishant, received U.S. EPA approval for replacing Halon 1301. FM-200 combines excellent fire extinguishing properties with zero ozone depletion potential and sound toxicological properties.
         In an unrelated area, the Company commissioned a new plant to manufacture high purity bromide sales for a wide variety of applications in photographic materials, catalysts, pharmaceutical intermediates and other fine chemicals. This facility offers another value-added extension of bromine technology.

OUTLOOK
The Performance Chemicals Group offers the means for significant growth in 1994 and beyond. Just as in the past, the Company will benefit from a new product pipeline as fertile as ever, selective acquisitions, new market penetrations and expansion of its existing businesses. This strategy enabled the Company to not only grow during economic recessions in several major markets, but it will accelerate our progress in 1994 as these conditions improve.

                        WATER TREATMENT CHEMICALS GROUP

REGISTERING SOME OF THE CORPORATION'S SHARPEST GAINS, THE WATER TREATMENT CHEMICALS GROUP POSTED REVENUES NEARLY 40 PERCENT HIGHER THAN 1992. KEY ACQUISITIONS AND THE CONTINUED PENETRATION INTO U.S. AND INTERNATIONAL MARKETS CONTRIBUTED TO THIS SUCCESS.

{GRAPH -- WATER TREATMENT CHEMICALS GROUP (in millions of dollars)}

Sales for the Water Treatment Chemicals Group surpassed all previous levels in 1993. This business benefited from market penetrations around the world, new product introductions, and overall improved efficiencies in the manufacture and marketing of the Company's products. A return to normal weather conditions in important regions of the United States extended the pool season and contributed meaningfully to the year's success.

RECREATIONAL
As a premier full-line supplier of both chemicals and equipment for pools and spas, Great Lakes' wholly-owned subsidiary Bio-Lab, Inc., continued to open new doors to vast new markets. The early 1993 acquisition of Bayrol Chemische Fabrik GmbH, Europe's leading supplier to recreational markets, enabled Great Lakes to immediately access important markets in Mediterranean countries, as well as throughout the continent. Added to Bio-Lab's established presence in Canada, Australia, and New Zealand, Great Lakes is positioned to serve the profitable recreational water treatment business in the world's key markets.
         Bio-Lab took another key step in its growth strategy with the acquisition of Aqua Chem. This move brought with it a number of benefits such as increased U.S. market share and a well-established line of products. Most importantly, Aqua Chem provided direct access to the fastest growing sector of the pool and spa products distribution market, mass merchandisers such as retail powerhouses Home Depot, K-Mart and Sam's Wholesale Club.
         Bio-Lab achieved its premier position by delivering comprehensive customer support and innovative product development. It offers the most sophisticated computerized pool water analysis in the industry today. A consumer may go to any of Bio-Lab's over 5,000 outlets and receive applications support designed to keep all the elements of pool water balanced at the proper levels.
         Again in 1993, Bio-Lab introduced new products and launched a patented program to penetrate a new market sector.

REVIEW OF OPERATIONS

                       WATER TREATMENT CHEMICALS GROUP

The new BioGuard(R) SoftSwim(TM) system offers pool owners an effective non-chlorine system for treating pool water. For pool owners who prefer a more conventional approach, Bio-Lab offers the BioGuard(R) Smart Sticks(TM) that allow a convenient, once-a-week application. Bio-Lab also unveiled the Vantage(TM) Commercial System, which utilizes patented bromine-based technology, for municipal pools, water parks, resort or specialty pools, and other large commercial pools.

INDUSTRIAL
Around the world, countries are striving to implement more stringent standards to protect water as a vital natural resource. Great Lakes is meeting this global demand for new water treatment technology with its high-performance, bromine-based biocides.
         For some time now, we have documented the factors driving the advent of bromine technology in industrial applications. Great Lakes' proprietary products offer the ability to replace traditional biocides with environmentally suitable alternatives; address safety and handling problems encountered with conventional products; and meet the growing need for products that will comply with increasingly stringent toxicological and regulatory standards.
         Given these attributes, the Company's products are penetrating markets not only in the United States, but around the world as well. A new consumer application recently approved in Japan promises to increase dramatically the demand for bromine-based products throughout the Pacific Rim. At the same time, our wholly-owned subsidiary Great Lakes Chemical (Europe), Ltd., is actively meeting market needs in Western Europe.
         One of the most significant accomplishments during the year occurred when GLC(E) secured product approvals for BromiCide(R) in Sweden. This country is widely considered to have the most stringent environmental requirements in Europe. With this certification in hand, Great Lakes is gaining access in other markets. In Germany, for example, regulatory authorities have qualified BromiCide(R) for pulp and paper applications. Having demonstrated its viability, the product is currently under review for similar uses in the United States and Canada, where these markets await alternatives to current products.

                                   [PHOTO]

EXTENDING ITS MARKET PRESENCE, BIO-LAB RECENTLY ACQUIRED THE AQUA CHEM(R) SWIMMING POOL CHEMICALS DIVISION, WHICH PROVIDES AN ESTABLISHED FOOTHOLD IN MAJOR RETAIL OUTLETS ACROSS THE COUNTRY.

OUTLOOK
The future of Great Lakes' Water Treatment Chemicals Group remains bright. The Company is one of this country's top suppliers of pool and spa chemicals and equipment in the $1 billion-plus U.S. market. And through its extensive international presence, the Company is advancing on a global scale. At the same time, demand is increasing for its bromine-based industrial water treatment products that have excellent biocidal characteristics and meet important environmental considerations. New, emerging opportunities in this country range from broader penetration in wastewater treatment to potable water treatment applications in home and municipal markets.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                           PETROLEUM ADDITIVES GROUP

A NUMBER OF INITIATIVES, RANGING FROM AN AGGRESSIVE DIVERSIFICATION STRATEGY TO FORTIFYING ITS LEADERSHIP POSITION IN WORLD MARKETS, CONTRIBUTED TO THE ONGOING EXPANSION OF THE COMPANY'S PETROLEUM ADDITIVES GROUP, WHICH REGISTERED REVENUES OF $551.2 MILLION.

{GRAPH - PETROLEUM ADDITIVES GROUP (in millions of dollars)}

Like its other major groups, Great Lakes' Petroleum Additives operations posted impressive gains in earnings and revenues by improving the fundamentals of its existing business, increasing its manufacturing efficiencies and penetrating new markets with innovative product development. At the heart of this business is Octel Associates, the world's leading producer of certain antiknock compounds and a leading developer and manufacturer of other fuel additives and specialty chemical products.
         Octel completed two initiatives to enhance the future of its primary business. Earlier in the year, Octel began supplying additional quantities of antiknock compound to Du Pont for the Mexican market through an extension of its earlier supply agreement with Du Pont. An in January 1994, Octel announced it had reached a long-term agreement to supply Ethyl Corporation's antiknock compound requirements. Ethyl, in turn, will shut down its only remaining facility for this product on March 31, 1994. This will enable Octel to maintain its high manufacturing rates, its low unit costs, and will extend the manufacturing viability of its plants. Octel stands today better positioned to lead this market through the challenges that lie ahead.
         Another key element of Octel's strategy for future growth entails improving manufacturing efficiency. Working in cooperation with Great Lakes engineers, Octel improved its bromine extraction technology to increase production by about one-third. This move not only impacts antiknock compound economics, but also provides a lower cost source of European-based bromine for future product line expansion in that area of the world.
         As the world's largest producer of bromine from seawater, and the world's second largest producer of sodium, Octel offers the Company an abundant supply of low-cost raw materials for use in specialty chemicals. Combined with its European manufacturing base and international marketing and distribution network, Octel is fully equipped to emerge as a major producer of specialty chemicals.
         Aggressive research and development efforts have generated several new intermediates, plus a number of organic products developed for existing markets. Three agrochemicals with definite market potential have advanced to the commercialization stage.
         Octel's primary diversification efforts, however, focus on other fuel additives, including cetane enhancers, gasoline and

                                   [PHOTO]


WELL KNOWN AS A WORLD LEADER IN FUEL ADDITIVES TECHNOLOGY, OCTEL ASSOCIATES IS ALSO ACTIVELY ENGAGED IN INNOVATIVE RESEARCH INTO NEW SPECIALTY CHEMICALS SUCH AS WORK IN CHIRAL CHEMISTRY DESIGNED TO DEVELOP THIN LAYER COATINGS FOR USE IN THE ELECTRONICS INDUSTRY.

REVIEW OF OPERATIONS

PETROLEUM ADDITIVES GROUP

diesel detergents, combustion and cold flow improves for diesel fuel, and a variety of corrosion inhibitors. At the forefront of our fuel additives research is Octel's Milton Keynes Engine Laboratory, a world-class fuel and development facility.
         Once Octel launches a new product for specific market requirements, it is fully equipped to introduce these products on a global basis. The joint marketing agreement with Du Pont will open North American markets for Octel's fuel additives. During the year, Octel restructured its sales force to place increasing emphasis on market opportunities outside of the antiknock area. As a result, sales of its growing range of fuel additives increased substantially, not only in its traditional markets, but also in North America.

OUTLOOK
The Company's Petroleum Additives business promises to meet our expectations for years to come. Today, the prospects for Octel's primary business have never been brighter, nor its competitive position stronger. By implementing a well-defined strategy, Octel has secured its prominent position. It is prepared to serve current markets, as well as new demands in growth markets such as Russia, China, and Eastern Europe.
         While meeting its stewardship responsibilities in its main product line, Octel will advance its diversification efforts across many technologies. Its new fuel additives and specialty chemical products will accelerate the transformation of this company to serve more diverse markets and plan an even more integral role in Great lakes' future.

                  SPECIALIZED SERVICES AND MANUFACTURING GROUP

GREAT LAKES' SPECIALIZED SERVICES AND MANUFACTURING GROUP DELIVERED A RECORD PERFORMANCE IN 1993, POSTING REVENUES 69 PERCENT HIGHER THAN THE PREVIOUS YEAR. OUTSTANDING PERFORMANCES BY THE COMPANY'S SUBSIDIARIES--EIM CORPORATION, WTL RESEARCH LABORATORIES, AND THE NEWLY-FORMED ENVIRA-ENERGY PERFORMANCE GROUP--ADDED TO THE EXCELLENT GAINS.

{GRAPH -- SPECIALIZED SERVICES AND MANUFACTURING GROUP (in millions of dollars)}

No matter how large it grows, Great Lakes remains an entrepreneurial company committed to developing and acquiring technologies that serve fast-growing markets. By selectively targeting emerging technologies, the Company accesses businesses that produce high margins and high returns on equity.

CUSTOM MANUFACTURING
Great Lakes extends its engineering and manufacturing expertise by working on single customer projects to develop and manufacture custom compounds and intermediates that meet complex performance, environmental and quality requirements. This sophisticated work is conducted primarily at the Company's manufacturing facilities in Memphis and Newport, Tennessee; Konstranz, Germany; and Manchester, England. These plants maintain a total quality management system that offers customers worldwide assurance of the very highest of quality standards.
         In 1993, Great Lakes added to its track record by obtaining a multi-year contract to manufacture an intermediate used in the production of pesticide products and animal health products. Secrecy agreements prevent further disclosure of this and other new opportunities that build upon the Company's highly regarded ability for speedy scale-up from basic chemistry to full-production manufacture.

ENVIRO-ENERGY PERFORMANCE GROUP
Reorganized in 1993 to reflect its broadened capabilities, this group consists of OSCA, Inc., and three subsidiaries: Four Seasons Environmental, Aquaterra and IES which all perform environmental services.
         In 1993, OSCA posted record results as a leading producer and supplier of bromine-based clear completion fluids, as well as a variety of ancillary services used in the production of oil and natural gas. This record performance reflected a marked increase in activity in the oil and gas industry along the Gulf of Mexico. OSCA also benefitted from the penetration of new international markets, both in the North Sea production fields and in Central and South America.
         OSCA's 1993 acquisitions, which extended its presence in the environmental services sector, rounded its diversification objectives. The success of this initiative is marked by new contracts which could generate revenues in excess of $90 million over the next four years. This work represents both public and private sector commitments for environmental remediation services.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

                  SPECIALIZED SERVICES AND MANUFACTURING GROUP

TOXICOLOGICAL TESTING
Great Lakes' WIL Research Laboratories, Inc., subsidiary is one of a select few fully integrated toxicological testing facilities in the U.S. It performs an integral role in the development and approval processes for new products. WIL set new financial highs for a sixth consecutive year in 1993. WIL conducts sophisticated testing for major pharmaceutical and chemical companies around the world. Together with newly expanded capabilities for toxicological reviews, WIL is well-positioned to continue along this growth curve for years to come.

                                   [PHOTO]

GREAT LAKES' ENVIRO-ENERGY PERFORMANCE GROUP OFFERS A COMPREHENSIVE
LINE OF ENVIRONMENTAL CONSULTING AND REMEDIATION SERVICES, INCLUDING FOUR SEASONS' INNOVATIVE MOBILE THERMAL TREATMENT SYSTEM WHICH IS A COST-EFFECTIVE METHOD FOR TREATING CONTAMINATED SOILS.

ENGINEERED SURFACE TREATMENTS
E/M Corporation, a wholly-owned Great Lakes subsidiary, is a leading developer and applicator of engineered surface coatings and finishes that impart a variety of value-added properties to surfaces, including corrosion control, electromagnetic shielding or conductivity, lubricity, texture and color. Extending its leadership position in engineered surface treatment technology across a myriad of markets, E/M more than offset continued declines in the aerospace industry, one of its principal markets. This past year, the business realized an important benefit from its halon recycling business. This unique environmental program created a viable opportunity for the fire service industry to manage redistribution of halon fire extinguishants while providing a commercial grade supply of halon during the interim period when certain applications convert to FM-200(TM).

INTERNATIONAL TRADING
Through Great Lakes' 78 percent ownership, Chemol RT provides access to key Central and Eastern European markets for a wide range of the Company's products and services. Chemol, the former state-owned trading company of Hungary imports and exports chemical products that include organic and inorganic chemicals, petrochemicals and finished agrochemicals. While the business has been adversely affected by recessionary conditions throughout Europe, Chemol had demonstrated its ability to penetrate these markets and successfully introduce Great Lakes' products to a new customer base.

OUTLOOK
The Specialized Services and Manufacturing Group is positioned for across-the-board growth as the Company continues to apply its fundamental business principles. Each of them has strategically created leadership positions in specialty markets that promise continued growth well into the future.

FINANCIAL REVIEW

(in thousands of dollars, except per share data)

                                   1993            1992             1991             1990

SUMMARY OF EARNINGS
   Revenues                       $ 1,827,796        1,538,169        1,347,881        1,113,519
      Percent increase
         over previous year...           18.8             14.1             21.0             31.4
   Income before taxes and
         minority interest....    $   415,023          361,022          320,321          289,890
      Percent of revenues.....           22.7             23.5             23.8             26.0
   Income taxes............       $   110,600          100,000           68,000           68,600
      Percent of income before
         taxes......                     28.8             30.1             30.2             32.8
   Net income..............       $   272,784          232,735          157,473          140,849
      Per share*..............    $      3.82             3.27             2.23             2.00
      Percent of revenues.....           14.9             15.1             11.7             12.6
      Percent of stockholders'
         average equity.......           23.6             23.8             19.2             21.1

FINANCIAL POSITION AT YEAR-END
   Working capital.........       $   489,179          342,171          338,009          301,092
   Current ratio...........               2.3              1.8              2.1              2.0
   Capital expenditures....       $    79,270           69,368           71,243           48,565
   Total assets............       $ 1,900,864        1,731,989        1,649,132        1,406,296
   Long-term debt..........       $    61,041           45,642          139,788           76,657
      Percent of total
         capitalization.......            5.1              7.3              4.4**           12.8

SHARE DATA
   Stockholders' equity....       $ 1,256,563        1,052,851          900,344          744,158
      Per share*................  $     17.50            14.71            12.66            10.54
   Cash dividends per share*
      Declared during year......  $       .35              .31              .27              .23
      Paid during year..........  $       .34              .30              .26              .22
      Payout as percent of net
         income.................          9.2              9.5             12.1             11.5
   Shares outstanding*
      Average during year.......   71,329,145       71,164,010       70,700,332       70,287,088
      At year-end...............   71,817,996       71,576,558       71,090,090       70,609,250
   Stock price*
      High......................  $    84               71 3/8           58               34
      Low.......................  $    64 1/2           50 1/4           30 3/8           20 3/8
      At year-end...............  $    74 5/8           69 1/4           57 1/4           31 7/8



 *Restated to reflect the 100 percent stock dividends on January 30, 1992,
  October 31, 1989, and October 1, 1983.
**Excludes debt of $125 million incurred to fund the acquisition of Shell's interest in Octel.

                               Great Lakes Chemical Corporation and Subsidiaries

                                                                                               Ten-Year
                                                                                               Growth
      1989          1988         1987          1986         1985         1984          1983    Percentage
   847,738       616,046      501,010       305,703      281,952      283,261       228,220      23.1
      37.6          23.0         63.9           8.4          (.5)        24.1          30.6
   201,671       143,488       85,036        42,717       45,368       56,543        39,180      26.6
      23.8          23.3         17.0          14.0         16.1         20.0          17.2
    45,000        40,200       29,500        15,900       16,550       20,975        15,338      21.8
      26.8          28.0         34.7          37.2         36.5         37.1          39.1
   122,918       103,288       55,536        26,817       28,818       35,568        23,842      27.6
      1.76          1.48          .83           .44          .48          .60           .41      25.0
      14.5          16.8         11.1           8.8         10.2         12.6          10.4
      22.9          23.6         18.2          13.0         15.7         22.6          18.2


   236,648       100,238      101,083       113,370       78,009       66,728        50,856      25.4
       2.1           1.8          1.9           2.4          2.3          2.4           2.3
    40,466        47,017       35,186        18,327       25,601       28,770        20,370
 1,097,400       663,838      577,087       491,567      323,121      284,414       227,040      23.7
   113,700        19,266       42,149       163,319       36,862       35,011        25,098
      17.5           3.7          9.4          40.1         15.5         15.6          14.9


   590,861       482,225      392,602       216,265      195,416      172,750       141,410      24.4
      8.41          6.91         5.64          3.60         3.26         2.89          2.38      22.1

       .20           .18          .16           .14          .12          .10           .08      15.9
       .19           .17          .15           .13          .11          .09           .08      15.6
      11.1          11.8         18.6          30.2         23.8         16.0          19.0

69,885,212    69,658,840   66,469,556    59,992,472   59,841,260   59,654,404    58,606,696
70,232,826    69,767,184   69,580,948    60,044,516   59,908,468   59,741,792    59,436,564

    24            16 1/2       19 1/4        11 1/8       11 1/8        9 5/8         9 7/8
    14 1/8        12 1/8        9             7 1/2        7 7/8        6             4 1/4
    23 5/8        14 5/8       13 1/2         9            9 3/4        8 3/8         8 1/2      24.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

OPERATING RESULTS
1993 COMPARED WITH 1992
Revenues for 1993 were a record $1,827.8 million, an increase of 18.8 percent over the $1,538.2 million reported in 1992. For the five and ten-year periods ended in 1993, the Company's revenues have grown at an annual compound rate of 24 percent and 23 percent, respectively.

Net sales in 1993 were $1,792 million, an increase of 19.8 percent over 1992's net sales of $1,496.5 million. Price and volume gains in the core business amounted to approximately $95 million and acquisitions contributed about $290 million. These gains were offset by $90 million of unfavorable currency effects. The acquisitions of Bayrol, Lowi, Four Seasons and Aqua Chem, completed in 1993, added approximately $120 million in sales. In addition, the full year effect of the 1992 acquisitions of Chemol, Societe Francaise d'Organo-Synthese (GLCF) and Octel Kuhlmann added approximately $170 million in sales.

Again in 1993, approximately 50 percent of the Company's sales were denominated in foreign currencies, particularly the British pound sterling. To minimize the impact of currency fluctuations, the Company uses foreign exchange contracts, average put options, and other financial instruments. In early 1993, a dollar billing program was implemented which converted approximately 40 percent of Octel's sales from pound sterling to dollars. This program's objective is to insulate Octel's profits, as measured in dollars, from fluctuations of the pound sterling. For the year 1993, approximately 30 percent of Octel's sales were billed in dollars. It is anticipated that 1994 dollar billing will amount to approximately 40 percent of sales. Despite the success of these programs, the relative strength of the dollar against most European currencies, including the pound sterling, negatively impacted sales by approximately $90 million. Price increases, primarily for petroleum additives and the Company's halon products which were phased out of production at the end of 1993, offset approximately two-thirds of the currency effect. Volume increases and favorable product mix resulted in a net increase in sales of approximately $35 million. Volume gains were registered in the Company's domestic Performance Chemicals, Water Treatment Chemicals and the oil field services businesses. The recessionary economy in Europe and Japan negatively affected volumes especially for furfural-based products.

- ---------------------------------------
                    Percent Increase in
Year         Net Sales from Prior Years
- ---------------------------------------
1993                               19.8
1992                               14.4
1991                               22.6
- ---------------------------------------

Equity in earnings of affiliates and other income was $35.8 million, down 14 percent from $41.7 million achieved in 1992. The Company's share of income from affiliates declined $4.2 million to $10.9 million, reflecting a decline in the recognized earnings of Huntsman Chemical Corporation after goodwill amortization and the effect of acquiring a 100 percent interest in Octel Kuhlmann in August 1992. Prior to the acquisition, Octel's 50 percent interest in Octel Kuhlmann was recorded on an equity basis.

Lower interest rates in 1993 resulted in interest income declining $3 million, or 22 percent, to $10.6 million, despite an increase in average short-term investments.

Other income in 1992 included $3.9 million of insurance reimbursements for litigation expense incurred in 1987 to 1991 relative to ethylene dibromide
(EDB). Other income in 1993 included a comparable amount related to the October 1993 sale of the Company's lube oil additives business that was acquired as part of the October 1992 purchase of GLCF. The sale of this business will allow management to focus more attention on its core polymer additives business.

Gross margins of 36.8 percent remained essentially unchanged from the 36.9 percent achieved in 1992. Gross profits of $659 million were up $106 million, or 19 percent over 1992's $552 million. On an overall basis, about half of the increase in gross profits was contributed by recent acquisitions. Profit margins of these businesses, especially the Hungarian trading company, Chemol RT, are generally lower than the Company's average. Actions are progressing to affect the synergies, cost savings, and market expansions necessary to bring performance in line with corporate goals. The remainder of the gross profit increase came from the aforementioned price and volume improvements which more than offset negative currency effects. Changes in production costs and

Management's Discussion and Analysis of Results of Operations and
Financial Condition

purchased material prices were not a significant factor on gross margin. More specifically, Performance Chemicals showed improvement on the strength of the flame retardant business. The demand for these products and other bromine-based products has resulted in capital projects to debottleneck bromine capacity and to expand production capacity for other bromine derivatives which will come on stream in early 1994.

Octel improved their already excellent margins on the strength of price increases and production efficiency. Alkyl lead additives sales volume declined about 2.5 percent from 1992, before factoring in the acquisition of Octel Kuhlmann. This acquisition plus the recently announced agreement to supply Ethyl Corporation's requirements are expected to extend the life of Octel's manufacturing facilities and improve the efficiency of its worldwide distribution activities.

Gross margins increased at Bio-Lab as a result of higher sales volumes due to a relatively good weather year, coupled with the acquisition of Aqua Chem, the introduction of new products and manufacturing process improvements.

OSCA continued the improvement started in the second half of 1992, buoyed by a relatively high level of drilling activity in the U.S. Gulf Coast. More importantly, OSCA was able to extend its participation in international markets, principally the North Sea, and become a full-line supplier to drilling companies.

QO Chemicals' margins declined as the protracted European and Japanese recession kept foundry industry activity at very low levels, and foreign competition lowered prices in an attempt to obtain market share. Cost reductions and productivity gains were partially successful in offsetting the effects of the price and volume declines.

- -------------------------------------
                    Gross Profit as a
Year          Percentage of Net Sales
- -------------------------------------
1993                             36.8
1992                             36.9
1991                             36.3
- -------------------------------------

Selling, administrative and research (SAR) expenses in 1993 were $234 million, an increase of $45 million, or 24 percent, over last year's $189 million. As a percentage of sales, SAR expense increased to 13.1 percent from 12.6 percent. Acquisitions accounted for most of the increase in expense and higher SAR percent to sales ratio. Bayrol, for example, a packager and distributor of pool chemicals, has higher sales and marketing requirements in relation to sales compared to the Company's core businesses.

Increased emphasis on research and development projects in core businesses added approximately $6 million to SAR expense. Over the past few years, the Company has concentrated on upgrading its research and development capabilities and expanding its laboratory and pilot plant facilities. Research and development efforts have been focused on the development of new flame retardants, halon replacements, furfural based adhesives, and pharmaceutical intermediates at West Lafayette, as well as new fuel additives at Octel and water treatment products at Bio-Lab.

- ----------------------------------------------------
            SAR Expense as a Percentage of Net Sales

                   Selling &
Year            Administration    R&D         Total
- ----------------------------------------------------
1993                10.0          3.1          13.1
1992                 9.5          3.1          12.6
1991                 9.6          3.0          12.6
- ----------------------------------------------------

Interest and other expenses amounted to $45.5 million in 1993, compared to $43.7 million in 1992. Interest expense, net of amounts capitalized, was $7.2 million, down from $11.4 million in 1992, reflecting reduced borrowings at lower interest rates. Amortization of intangible assets, primarily goodwill, increased $11 million to $27.5 million from the $16.5 million recorded in 1992. In 1993, the Company accelerated the amortization of goodwill related to the purchase of Octel to better match amortization with the anticipated decline of the lead compound business resulting in an additional $9 million charge this year. The balance of the goodwill amortization increase is associated with recent acquisitions. Foreign currency exchange gains and losses, which are netted in other expense, resulted in gains of $0.5 million, down from gains of $3.1 million in 1992. In 1993, other expenses declined $7.7 million from 1992. This decline is due in large part to the 1992 write-off of a $9.1 million Russian receivable relating to sales made in 1991.

The minority interest in income of subsidiaries, which includes both an approximate 12 percent minority interest in Octel and a 22 percent minority interest in Chemol, increased 11.8 percent to $31.6 million, due to the higher earnings of these operations. The minority interest in Octel is before income taxes since earnings are predominantly from a partnership and, therefore, taxes apply to each partner individually.

- ----------------------------------------------------
                    Income Before Taxes and Minority
Year            Interest as a Percentage of Revenues
- ----------------------------------------------------
1993                                            22.7
1992                                            23.5
1991                                            23.8
- ----------------------------------------------------


Income taxes of $110.6 million increased 10.6 percent over last year's $100 million as a result of higher pretax income. The effective tax rate

Management's Discussion and Analysis

for the year was 28.8 percent compared to 30.1 percent in 1992. The 1.3 point decline in the rate results from adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" and the reversal of certain prior year tax provisions that are no longer required. The reductions are offset in part by the cumulative effect of the change in tax laws resulting from the passage of the 1993 Tax Act.

- --------------------------------------------------------------------
                                                  Effective Tax Rate
Year                                                      Percentage
- --------------------------------------------------------------------
1993                                                        28.8
1992                                                        30.1
1991                                                        30.2
- --------------------------------------------------------------------

Net income in 1993 was $272.8 million, a 17.2 percent increase over 1992 net income of $232.7 million. Earnings per share increased to $3.82 per share, up
16.8 percent from the $3.27 per share earned in 1992. Net income as a percentage of revenues was 14.9 percent, down slightly from 15.1 percent in 1992 due to the lower relative earnings to revenues of some of the recent acquisitions.

- ----------------------------------------------------------------------
Year                                              Net Income Per Share
- ----------------------------------------------------------------------
1993                                                       $3.82
1992                                                        3.27
1991                                                        2.23
- ----------------------------------------------------------------------

1992 COMPARED TO 1991
Revenues for 1992 were $1,538.2 million, an increase of 14.1 percent over the $1,347.9 million reported in 1991. The growth reflects higher alkyl lead sales by Octel; the acquisitions of Octel Kuhlmann, Chemol, GLCF, and Ward Blenkinsop (now Octel Chemicals Limited); high demand for flame retardants; and increased custom manufacturing business.

Gross profits for 1992 were $552 million, an increase of 17 percent over the $474 million reported in 1991. Gross margins were 36.9 percent and 36.3 percent for 1992 and 1991, respectively.

Improvements in flame retardants, industrial water treatment, fuel additives, and custom manufacturing were the principal contributors to the margin gain. The recreational water treatment business maintained margins in a very poor weather year, and QO Chemicals maintained its market position in an extremely competitive environment. OSCA's results were dampened by sluggish U.S. drilling activity.

SAR expenses of $189 million in 1992 were up 15 percent over 1991's $164 million but remained at 13 percent of sales. While most of the increase was due to acquisitions, the Company's new European headquarters and the expenses related to Bio-Lab's distribution business were also factors. Research and development costs amounted to $47 million in 1992, a 20 percent increase over 1991. Acquisitions, additional applications laboratories, expanded pilot plant programs, and research related to government product registrations all contributed to the higher costs.

Net income for 1992 was a record $232.7 million, a 48 percent increase over 1991 income of $157.5 million. On a per share basis, earnings were $3.27, or 47 percent better than the $2.23 earned in 1991.

FINANCIAL CONDITION AND LIQUIDITY
The Company again exceeded its goal of returning 20 percent or more on stockholders' equity, achieving 23.6 percent. This return reflects management's emphasis on allocating resources to projects and strategic acquisitions that meet or exceed the Company's return on investment targets in addition to strong earnings of the core businesses.

- ------------------------------------------------------------------
Year                                              Return on Equity
- ------------------------------------------------------------------
1993                                                        23.6
1992                                                        23.8
1991                                                        19.2
- ------------------------------------------------------------------

Cash provided by operating activities was $300 million in 1993. This strong cash flow has allowed the Company to finance the expansion of its core businesses, make strategic acquisitions, and increase stockholders' dividends, while at the same time pay down debt and increase available cash. At December 31, 1993, the level of debt to total capitalization was 5.1 percent, down from
7.3 percent as of December 31, 1992. Cash and cash equivalents were $179.7 million, including $151.3 million of short-term cash investments, an increase in total cash and cash equivalents of $38.9 million over the prior year-end.

The Company's investment in working capital, excluding cash and cash equivalents, increased $108 million to $309 million at December 31, 1993. Inventory and accounts receivable have increased while accounts payable and debt have been reduced. The increase in accounts receivable amounting to $42 million, or 12 percent, results from strong late in the year sales of specialty chemicals, fuel additives, and recreational water treatment chemicals. Days sales outstanding in accounts receivable increased 5 days from December 31, 1992, to 76 days outstanding as of December 31, 1993, reflecting the pattern of petroleum additive sales to refineries which have extended terms. Inventories increased approximately $17 million due to the additional pool chemical inventories associated with the 1993 acquisitions of Bayrol and Aqua Chem. Inventory turnover at 3.9 times remained essentially unchanged from the prior year-end.

Plant and equipment additions of $79.3 million were approximately 14.3 percent more than the $69.4 million in 1992. In 1993 the Company spent $6 million to complete its new world headquarters, approximately $12 million on environmental related projects, with the balance of the spending for capacity additions and process improvements. Capital spending in 1994 is expected to be in the $80 million

Managements's Discussion and Analysis of Results of Operations and Financial Condition

range. Capital spending related to environmental projects should be comparable to 1993.

Commercial paper markets continued to be the Company's primary source of external financing as interest rates remained extremely low during the year. At December 31, 1993, no commercial paper debt was outstanding. During the year, the Company made use of commercial paper borrowing to supplement cash flow for seasonal working capital requirements and arbitrage opportunities.

The Company recently negotiated a 3-year, $190 million credit facility with various banks, which provides a backup to the commercial paper program. The new facility replaces an existing facility that expires in May 1994. Additionally, the Company has a shelf registration on file with the Securities and Exchange Commission for $200 million of debt securities which could be issued if needed to finance acquisitions or other corporate requirements. Management has no immediate plans to draw down the revolving credit facility or issue debt securities under the registration statement.

Other noncurrent liabilities of $124 million include a $48.6 million reserve for expected future personnel reductions, plant closure and decontamination costs at Octel's alkyl lead plants in the United Kingdom, France and Italy as demand for these products diminishes. Approximately $3.5 million was expended in 1993 compared to $5.2 million in 1992 primarily to complete the closure of a facility in Germany. While the recent agreement to supply Ethyl Corporation's requirements for alkyl lead will keep all the plants operating at a high level, it is anticipated that operations in France and Italy will cease over the next three to five years. Production at the United Kingdom plant should continue into the next century at the current rate of decline.

Deferred revenues of $62.4 million included in other noncurrent liabilities represent partial payments for future delivery of product under a long-term supply agreement with a major customer. The Company recognizes revenue using the units-of-production method to amortize deferred revenue for this product over the expected life of the contract. There was no production under this agreement in 1993. Under the terms of the contract, the Company is entitled to retain the advanced payment regardless of production volumes.

Stockholders' equity was $1,256.6 million, or $17.50 per share, at December 31, 1993, compared to $1,052.9 million, or $14.71 per share, at the end of 1992. Over the past ten years, stockholders' equity has grown at a compound rate of
24.4 percent.

Dividends increased for the twenty-first consecutive year totaling
$25 million, or $0.35 per share, compared with $22.1 million, or $0.31 per share, in the prior year.

In 1993, the Company purchased 377,100 shares of its stock for a total cost of $25.5 million under a one million share repurchase program authorized by the Board of Directors. The average price per share of the stock purchased was $67.73. Management's intention is to acquire additional shares to the extent of the authorization when market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the remeasurement of foreign currency denominated assets and liabilities into U.S. dollars. The cumulative translation adjustment decreased stockholders' equity by $25.1 million in 1993. The decline reflects the weakening of European currencies, particularly the British pound sterling, against the dollar. Approximately 42 percent of the Company's net assets are in Europe, predominantly the United Kingdom.

OTHER MATTERS
The Company's operations, like those of most companies involved in the chemical industry, are subject to increasingly stringent laws and regulations relating to maintaining or improving the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and higher operating costs. Normal spending for environmental compliance, including those associated with waste minimization and pollution prevention programs, amounted to approximately $25 million in both 1993 and 1992 including approximately $12 million for capital equipment in each year. Spending for environmental compliance is anticipated to be in the same range in 1994.

    MANAGEMENTS'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL
                                                                       CONDITION

The Company is a party to various governmental and private environmental actions associated with current and former manufacturing sites and waste disposal sites, including some sites that are on the Environmental Protection Agency's Superfund National Priority List. In most instances, the Company has been viewed as a de minimis contributor and has not expended any significant amounts for remediation of these sites. Future environmental compliance and remediation costs are, at best, difficult to quantify with reasonable assurance. This is due to many factors including the speculative nature of remediation methods and costs, conflicting and imprecise data regarding the nature and extent of waste, the number of other parties involved, and changing governmental regulations. Based upon the information currently available, management believes that adequate provisions have been made in the financial statements and future costs will not have a materially adverse impact on the Company's consolidated financial position.

The Company has settled in principle for an immaterial amount two lawsuits and one claim relating to groundwater containing EDB, a soil fumigant which was approved by governmental agencies until banned by the U.S. government in 1983. The Company is actively defending itself in two remaining lawsuits in California which are considerably smaller in scope than the recently settled matters. Management does not believe they will result in material financial consequences to the Company.

In 1993, the Company made downward revisions of both the discount rate and the salary rate assumptions used in determining the actuarial present value of the projected benefit obligation to be consistent with prevailing market conditions. These changes will result in pension costs increasing by approximately $1 million after taxes in 1994.

Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years and can be offset through a combination of price increases and productivity improvements.

Statement of Financial Accounting Standards Board No. 112, "Employers Accounting for Postemployment Benefits" will be adopted by the Company in 1994 as required. Implementation of this standard will result in an after-tax charge of approximately $1 million.

With the Company's strong balance sheet, substantial free cash flow, and access to low-cost external financing, the Company is well-positioned to capitalize on opportunities that may arise in 1994.

Cash Dividends Paid
(in dollars)
                    1993         1992
1st Quarter         .08          .07
2nd Quarter         .085         .075
3rd Quarter         .085         .075
4th Quarter         .09          .08

Cash dividends paid per share of common stock of Great Lakes Chemical Corporation, restated to reflect the 100 percent stock dividend on January 30, 1992, and October 31, 1989.


Stock Price Data
(in dollars)
                          1993
                   Low           High
1st Quarter         66 3/4       81 1/4
2nd Quarter         65 1/2       84
3rd Quarter         64 1/2       72 5/8
4th Quarter         70 3/4       79 1/4
Year-End Close      74 5/8

                          1992
                   Low           High
1st Quarter         50 1/4       62 7/8
2nd Quarter         51 5/8       71 3/8
3rd Quarter         56 1/2       71
4th Quarter         63           70 1/2
Year-End Close      69 1/4

Historical market price ranges by year for the past ten years contained in this report, in dollars per share, of Great Lakes Chemical Corporation common stock in its principal market, the New York Stock Exchange. Share prices have been restated to reflect the 100 percent stock dividends on January 30, 1992, and October 31, 1989.

Consolidated Statements of Income and Retained Earnings

                    Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars, except per share data)



YEAR ENDED DECEMBER 31                      1993             1992            1991
REVENUES
      Net sales............................$  1,792,042     $  1,496,478    $ 1,307,607
      Equity in earnings of
        affiliates and other income........      35,754           41,691         40,274
                                              ---------       ----------    -----------
                                              1,827,796        1,538,169      1,347,881
                                              ---------       ----------    -----------
COSTS AND EXPENSES
      Cost of products sold................   1,133,352          944,186        833,584
      Selling, administrative
        and research expenses..............     233,909          189,282        164,156
      Interest and other expenses..........      45,512           43,679         29,820
                                              ---------       ----------    -----------
                                              1,412,773        1,177,147      1,027,560
                                              ---------       ----------    -----------
INCOME BEFORE TAXES AND MINORITY INTEREST..     415,023          361,022        320,321

MINORITY INTEREST IN INCOME OF SUBSIDIARIES      31,639           28,287         94,848
                                              ---------       ----------    -----------
INCOME BEFORE TAXES........................     383,384          332,735        225,473

INCOME TAXES...............................     110,600          100,000         68,000
                                              ---------       ----------    -----------
NET INCOME.................................     272,784          232,735        157,473
                                              ---------       ----------    -----------

RETAINED EARNINGS AT BEGINNING OF YEAR.....     912,352          701,698        563,332

CASH DIVIDENDS DECLARED....................      24,963           22,081         19,107
                                              ---------       ----------    -----------
RETAINED EARNINGS AT END OF YEAR...........$  1,160,173     $    912,352    $   701,698
                                              ---------       ----------    -----------
                                              ---------       ----------    -----------
NET INCOME PER SHARE.......................$       3.82     $       3.27    $      2.23

CASH DIVIDENDS DECLARED PER SHARE..........$        .35     $        .31    $       .27

AVERAGE SHARES OUTSTANDING.................  71,329,145       71,164,010     70,700,332

See notes to consolidated financial statements.

Consolidated Balance Sheets

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars)

DECEMBER 31                                 1993            1992

ASSETS
CURRENT ASSETS
      Cash and cash equivalents......       $   179,734    $  140,801
      Accounts and notes receivable,
        less allowance of $7,088 and
        $4,317, respectively...........         383,129       340,922
      Inventories......................         275,062       258,009
      Prepaid expenses.................          18,994        33,517
                                             ----------    ----------
      TOTAL CURRENT ASSETS.............         856,919       773,249
                                             ----------    ----------
PLANT AND EQUIPMENT....................         468,010       429,834

EXCESS OF INVESTMENT OVER NET ASSETS
   OF SUBSIDIARIES ACQUIRED............         341,079       299,635

INVESTMENTS IN AND ADVANCES TO
   UNCONSOLIDATED AFFILIATES...........         185,789       186,070

OTHER ASSETS...........................          49,067        43,201
                                             ----------    ----------
                                             $1,900,864    $1,731,989
                                             ----------    ----------
                                             ----------    ----------
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
      Notes payable....................      $   10,253    $   20,401
      Accounts payable.................         136,957       176,806
      Accrued expenses.................          92,612        71,677
      Income taxes payable.............         109,746       112,246
      Dividends payable................           6,415         5,713
      Current portion of
         long-term debt................          11,757        44,235
                                             ----------    ----------
      TOTAL CURRENT LIABILITIES........         367,740       431,078
                                             ----------    ----------
LONG-TERM DEBT, LESS CURRENT PORTION...          61,041        45,642

OTHER NONCURRENT LIABILITIES...........         123,618       118,723

DEFERRED INCOME TAXES..................          73,298        63,269

MINORITY INTEREST......................          18,604        20,426

STOCKHOLDERS' EQUITY
      Common stock, $1 par value,
       authorized 200,000,000 shares,
       issued 71,817,996 and 71,576,558
       shares, respectively............          71,818        71,576
      Paid-in capital..................         107,268       100,957
      Retained earnings................       1,160,173       912,352
      Cumulative translation
       adjustment......................         (54,563)      (29,441)
      Less treasury stock, at cost,
       543,200 and 166,100 shares,
       respectively....................         (28,133)       (2,593)
                                             ----------    ----------
      TOTAL STOCKHOLDERS' EQUITY.......       1,256,563     1,052,851
                                             ----------    ----------
                                             $1,900,864    $1,731,989
                                             ----------    ----------
                                             ----------    ----------

See notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars)

YEAR ENDED DECEMBER 31                                      1993          1992           1991

OPERATING ACTIVITIES
      Net income............................               $272,784        $232,735        $157,473
      Adjustments to reconcile net income to net cash
        provided by operating activities:
         Depreciation and depletion............              62,475          58,433          49,776
         Amortization of intangible assets.....              27,541          16,450          14,041
         Deferred income taxes.................              (3,000)          3,000           5,400
         Unremitted earnings of affiliates.....              (4,348)         (5,374)        (10,191)
         Gain on sale of assets................              (4,418)            114            (686)
         Other.................................               2,792          (4,609)          3,259
         Change in operating assets and
         liabilities, net of effects
         from business combinations:
         Accounts receivable...................             (33,281)         (4,454)         (1,605)
         Inventories...........................               6,670           3,484         (18,436)
         Other current assets..................               2,042          (9,265)         (2,353)
         Accounts payable and accrued
            expenses............................            (51,048)        (12,197)         (8,109)
         Income taxes and other current
            liabilities.........................             21,765          42,257          13,261
                                                            --------        --------        -------
NET CASH PROVIDED BY OPERATING ACTIVITIES...                299,974         320,574         201,830

INVESTING ACTIVITIES
      Plant and equipment additions.........                (79,270)        (69,368)        (71,243)
      Business combinations, net of cash
        acquired............................                (89,827)       (204,087)        (44,119)
      Use of time deposit to fund
        acquisition.........................                     --        (114,000)       (125,000)
      Proceeds from sale of assets..........                 14,024             480           6,669
      Other.................................                 (8,449)          9,161             822
                                                          ---------       ---------       ---------
NET CASH USED IN INVESTING ACTIVITIES.......               (163,522)       (149,814)       (232,871)

FINANCING ACTIVITIES
      Net repayment and borrowings under
        short-term credit lines.............                (11,941)          4,256          12,977
      Proceeds from long-term borrowings....                 15,234           9,047          13,773
      Net increase (decrease) in commercial paper and
       other long-term obligations..........                (49,995)        (92,958)         24,371
      Payments of other noncurrent
       liabilities..........................                 (4,015)         (5,640)         (9,313)
      Minority interest.....................                   (822)          6,301          11,837
      Proceeds from stock options
       exercised............................                  3,203           2,873           4,187
      Cash dividends declared...............                (24,963)        (22,081)        (19,107)
      Repurchase of common stock............                (25,540)             --              --
                                                           --------         -------         -------
NET CASH PROVIDED (USED) BY FINANCING
  ACTIVITIES................................                (98,839)        (98,202)         38,725

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
      CASH EQUIVALENTS......................                  1,320         (12,728)         12,695
                                                             ------         -------          ------
INCREASE IN CASH AND CASH EQUIVALENTS.......                 38,933          59,830          20,379

CASH AND CASH EQUIVALENTS AT BEGINNING
  OF YEAR...................................                140,801          80,971          60,592
                                                            -------          ------          ------
CASH AND CASH EQUIVALENTS AT END
  OF YEAR...................................               $179,734        $140,801        $ 80,971
                                                           --------        --------        --------
                                                           --------        --------        --------

See notes to consolidated financial statements. Parentheses indicate decrease in cash and cash equivalents.

Notes to Consolidated Financial Statements

ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include all subsidiaries of the Company after elimination of all significant intercompany accounts and transactions. Investments in less than majority-owned companies in which the Company has the ability to exercise significant influence over operating and financial policies of the investees are recorded at cost, plus equity in their undistributed earnings since acquisition.

CASH EQUIVALENTS

The Company considers investment securities with maturities of three months or less, when purchased, to be cash equivalents.

INVENTORIES

Approximately 84 percent of inventories are stated at the lower of cost (first-in, first-out method) or market. Finished products inventories of QO Chemicals, Inc., are stated at the lower of cost (last-in, first-out method) or market.

PLANT AND EQUIPMENT

Plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line, declining-balance and unit-of-production methods. The costs of gas wells, leases and royalty interests are amortized by the unit-of-production method based upon estimated recoverable reserves and annual volumes of production.

EXCESS OF INVESTMENT OVER NET ASSETS OF
SUBSIDIARIES ACQUIRED

Excess of investment over net assets of subsidiaries acquired is amortized over periods of eight to 40 years. As of December 31, 1993 and 1992, accumulated amortization was $43,242,000 and $25,272,000, respectively.

INCOME TAXES

Income taxes are provided on the portion of the income of unconsolidated affiliates that is expected to be remitted to the parent company and be taxable.

RETIREMENT PLANS

Noncontributory defined benefit pension plans cover substantially all employees located in the United States, and contributory defined benefit plans cover substantially all employees in the United Kingdom. Accrued pension costs of qualified plans are funded. Pension contributions are computed actuarially under the projected unit credit cost method and include normal costs and amortization of prior service costs over approximately 30 years.

SHARE DATA

Net income per share is computed on the weighted average number of shares outstanding for all periods presented. The effect on net income per share resulting from the assumed issuance of shares reserved for stock options is not material.

ACQUISITIONS

In 1993 the Company completed four acquisitions described below at a total cost of $72,000,000, including $10,000,000 in future payments to be made over four years. The excess of purchase cost over the net assets acquired amounted to approximately $30,000,000.

Two acquisitions were completed in 1993 that strengthened the Company's position in the recreational water treatment market. On January 4, 1993, the Company completed the purchase of Bayrol Chemische Fabrik GmbH, (Bayrol). Bayrol's headquarters and manufacturing plants are in Munich, Germany, and it maintains sales and distribution centers in France and Spain. On May 3, 1993, the Company acquired Aqua Chem, a supplier of swimming pool and spa chemicals to mass merchants in the United States.

On January 13, 1993, the Company completed the purchase of Four Seasons Industrial Services, Inc., and two associated companies. Located at Greensboro, North Carolina, Four Seasons provides environmental remediation, consulting and on-site treatment services to customers in the southeastern United States.

                               Great Lakes Chemical Corporation and Subsidiaries

On June 23, 1993, the Company acquired Chemische Werke LOWI GmbH & Company, a German-based manufacturer of antioxidants and UV absorbers, to complement the Company's worldwide plastics additives business.

On October 2, 1992, the Company acquired all the outstanding shares of Societe Francaise d'Organo-Synthese (GLCF), a specialty chemicals subsidiary of Rhone-Poulenc Chemie. The purchase price consisted of approximately $55,000,000 in cash at closing and annual cash payments for a period of five years totaling approximately $9,000,000. The excess of purchase price over the book value of net assets acquired amounted to approximately $12,000,000. GLCF, headquartered near Paris with manufacturing facilities in Catenoy and Persan, France, produces polymer additives and specialty polymers for the ink and coatings industries.

On March 16, 1992, the Company completed its purchase of Shell U.K. Limited's (Shell) 36.67 percent interest in Octel Associates and The Associated Octel Company, Limited. Together with the Company's previous acquisition of 51.15 percent on May 18, 1989, its total interest in Octel is 87.82 percent. The purchase agreement had a July 1, 1991, effective date but closing was delayed pending resolution of various partnership issues. The Company has included the additional earnings from Octel effective January 1, 1992. At closing the Company paid Shell approximately $138,000,000 plus interest from July 1, 1991. The Company received from Shell approximately $46,000,000 plus interest representing Shell's share of partnership distributions since July 1, 1991. The agreement further provided that the Company compensate Shell for the United Kingdom income tax liability on the partnership profits attributable to Shell's interest in Octel from July 1, 1991, to closing. The excess of purchase price over the book value of net assets acquired was approximately $21,000,000 including purchase accounting adjustments.

The Company's May 18, 1989, acquisition agreement for Octel with three major oil companies provides for profit participation payments for specified periods of time after the date of acquisition. Such profit participation is treated as an adjustment to the purchase price. These payments amounted to approximately $36,000,000 in 1993 and to approximately $133,000,000 since acquisition.

During 1992, the Company also acquired, in separate transactions with an aggregate cost of approximately $41,000,000 in cash, all the outstanding shares of Ward Blenkinsop and Company, Limited, a fine chemical manufacturing business near Manchester, England; a 78 percent ownership in Chemol RT, the former state-owned chemical trading company of Hungary, headquartered in Budapest; and a 100 percent interest in Octel Kuhlmann, the French fuel additives manufacturing facility which had previously been a 50 percent owned affiliate. The excess of purchase price over the book value of net assets acquired totaled approximately $7,000,000.

All acquisitions have been accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. The following represents the unaudited proforma results of operations as if the above-noted business combinations had occurred at the beginning of the respective year in which the companies were acquired as well as at the beginning of the immediately preceding year:

(in thousands, except earnings per share)
YEAR ENDED DECEMBER 31                      1993               1992             1991
- ---------------------------------------------------------------------------------------
Net sales ...........                       $1,821,500      $1,848,600      $1,649,500
Net income ..........                       $  274,000      $  236,900      $  201,400
Earnings per
   share ............                       $     3.84      $     3.33      $     2.85

The proforma results do not purport to present the Company's actual operating results had the acquisitions been made at the beginning of 1993, 1992 and 1991, or the results which may be expected in the future.

Notes to Consolidated Financial Statements
CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

(in thousands)
DECEMBER 31                                   1993            1992
- ---------------------------------------------------------------------
Cash ..............................         $  28,415       $ 25,925
Time deposits.......................          151,319        114,876
                                            ---------       --------
                                            $ 179,734       $140,801
                                            ---------       --------
                                            ---------       --------

INVENTORIES
The major components of inventories are as follows:

(in thousands)
DECEMBER 31                                  1993              1992
- ----------------------------------------------------------------------
Finished products......                     $190,867          $178,449
Raw materials..........                       54,333            53,406
Supplies...............                       29,862            26,154
                                            --------          --------
                                            $275,062          $258,009
                                            --------          --------
                                            --------          --------

Cost of applicable inventories using the last-in, first-out valuation method approximates current cost at December 31, 1993 and 1992.

PLANT AND EQUIPMENT
Plant and equipment consist of the following:

(in thousands)
DECEMBER 31                                   1993                      1992
- -----------------------------------------------------------------------------
Land........................................$ 14,200                 $ 11,831
Buildings and land improvements.............  86,293                   66,794
Equipment and leasehold improvements........ 674,354                  620,228
Gas wells, leases and royalty interests.....   4,670                    4,541
Construction in progress (estimated
      additional cost to complete at
      December 31, 1993, $20,000)...........  51,267                   34,676
                                            --------                 --------
                                             830,784                  738,070
Less allowances for depreciation,
      depletion and amortization ........... 362,774                  308,236
                                            --------                 --------
                                            $468,010                 $429,834
                                            --------                 --------
                                            --------                 --------

The estimated useful lives for purposes of computing depreciation are: buildings and land improvements, 7-40 years; equipment and leasehold improvements, 2-17 years.

Maintenance and repairs charged to costs and expenses were $81,420,000, $72,070,000 and $65,978,000 for 1993, 1992 and 1991, respectively.

Rent expense for all operating leases amounted to $16,138,000, $12,248,000 and $11,110,000 for 1993, 1992 and 1991, respectively.


NOTES PAYABLE
Data concerning borrowings are as follows:

                                              1993       1992        1991
- ----------------------------------------------------------------------------
Amounts borrowed (in thousands):
      Maximum during the year........        $31,082    $25,487     $20,473
      Average for the year...........        $17,734    $16,606     $ 6,431
Weighted average interest rates:
      At December 31.................           8.5%       9.4%       10.1%
      On borrowings during the year..           7.6%       9.4%        8.6%

The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines.


LONG-TERM DEBT
Long-term debt is summarized as follows:

(in thousands)
DECEMBER 31                                              1993        1992
- ----------------------------------------------------------------------------
Commercial paper, at average year-end
      interest rate of 3.7%...................          $    --     $36,643
Industrial development bonds, at fixed and
      variable interest rates from 3.3% to 7%
      at December 31, 1993 (weighted average
      3.7%), with maturities to May 2025 .....           22,335      24,350
Other.........................................           50,463      28,884
                                                        -------     -------
                                                         72,798      89,877
Less current portion .........................           11,757      44,235
                                                        -------     -------
                                                        $61,041     $45,642
                                                        -------     -------
                                                        -------     -------

In early 1994, the Company entered into a three-year $190,000,000 revolving credit facility with seven banks which serves as a backup for the Company's commercial paper program. The facility replaced a $180,000,000 credit agreement that would have expired in May 1994. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including a maximum leverage ratio and an interest coverage rate. The Company's commercial paper is rated A-1 by Standard and Poor's and P-1 by Moody's.

The Company has on file a shelf registration with the Securities and Exchange Commission for $200,000,000 of debt securities. Once issued, the security proceeds will be utilized by the Company as required from time to time for acquisitions and other corporate purposes.

Long-term debt matures as follows: 1994, $11,757,000; 1995, $7,274,000; 1996,
$6,286,000; 1997, $6,476,000; and 1998, $6,833,000.

                               Great Lakes Chemical Corporation and Subsidiaries

During 1993, 1992 and 1991, interest costs were $8,174,000, $12,383,000 and
$12,291,000, respectively, of which $928,000, $1,023,000 and $1,814,000, respectively, were capitalized as additional costs of equipment and leasehold improvements in connection with the expansion of physical facilities. In these years, interest payments were $8,167,000, $11,946,000 and $12,254,000, respectively.

OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following:

(in thousands)
DECEMBER 31                                     1993          1992
- -------------------------------------------------------------------
Future estimated closing costs of
Octel's manufacturing facilities ..........  $  48,646    $  45,060
Deferred revenue ..........................     62,433       62,563
Other .....................................     12,539       11,100
                                             ---------    ---------
                                             $ 123,618    $ 118,723
                                             ---------    ---------
                                             ---------    ---------

Deferred revenue represents funds provided as an advance partial payment for product to be delivered under the terms of a long-term supply contract with a major customer. The Company recognizes the deferred revenue using a units-of-production method.

INCOME TAXES
Effective January 1, 1993, the Company changed its method of accounting for income taxes from the deferred method to the liability method required by Statement of Financial Accounting Standards No. 109, ``Accounting for Income Taxes.'' The cumulative effect of adopting this Statement as of January 1, 1993, was an increase in net income of $3,000,000.

The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes and deferred income taxes, and a reconciliation of the U.S. statutory income tax rate to the effective income tax rate. The 1993 tax data is presented on the liability method. The 1992 and 1991 data is on the deferred method.

Income Before Taxes:
(in thousands)

YEAR ENDED DECEMBER 31                  1993       1992         1991
- ------------------------------------------------------------------------
Domestic ........................      $148,078    $127,745     $104,787
Foreign .........................       235,306     204,990      120,686
                                        -------     -------      -------
                                       $383,384    $332,735     $225,473
                                        -------     -------      -------
                                        -------     -------      -------

Provisions for Income Taxes:
(in thousands)

YEAR ENDED DECEMBER 31                        1993              1992           1991
- ----------------------------------------------------------------------------------------
Current:
      Federal .............                  $  39,600           $  34,250     $ 20,782
      State ...............                      5,600               4,700        5,000
      Foreign .............                     68,400              58,050       36,818
                                               -------              ------       ------
                                               113,600              97,000       62,600
                                               -------              ------       ------
Deferred:
      Domestic.............                      1,300               1,200        6,700
      Foreign .............                     (4,300)              1,800       (1,300)
                                               -------              ------       ------
                                                (3,000)              3,000        5,400
                                               -------              ------       ------
                                             $ 110,600           $ 100,000     $ 68,000
                                               -------             -------       ------
                                               -------             -------       ------


Provisions for Deferred Income Taxes:
(in thousands)

YEAR ENDED DECEMBER 31                         1993               1992        1991
- -----------------------------------------------------------------------------------
Depreciation ...............                 $ 1,735            $ 4,196      $4,063
Other ......................                  (4,735)            (1,196)      1,337
                                               -----              -----       -----
                                             $(3,000)           $ 3,000      $5,400
                                               -----              -----       -----
                                               -----              -----       -----


Effective Income Tax Rates Reconciliation:

YEAR ENDED DECEMBER 31                       1993            1992         1991
- --------------------------------------------------------------------------------
U.S. statutory income tax rate .......       35.0%           34.0%        34.0%
Increase (decrease) resulting from:
  SFAS 109............................       (0.8)             --           --
  Reversal of prior provisions........       (2.3)             --           --
  Other...............................       (3.1)           (3.9)        (3.8)
                                             ----            ----         ----
Effective income tax rate.............       28.8%           30.1%        30.2%
                                             ----            ----         ----
                                             ----            ----         ----

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:

(in thousands)
DECEMBER 31                                        1993
- --------------------------------------------------------
Deferred tax assets ......................       $15,339
                                                  ------
                                                  ------
Deferred tax liabilities:
      Depreciation ........................      $50,700
      Foreign liabilities pending
      settlements ..........................      20,000
      Undistributed affiliate
      earnings.............................        9,665
      Other ................................       4,632
                                                   -----
                                                 $84,997
                                                  ------
                                                  ------

Cash payments for income taxes were $105,169,000, $55,988,000 and $42,607,000 in 1993, 1992 and 1991, respectively.

Notes to Consolidated Financial Statements
STOCKHOLDERS' EQUITY
In May 1993, the Company's stockholders approved an increase in the authorized shares of common stock from 100,000,000 to 200,000,000. Changes in common stock and paid-in capital accounts are summarized as follows:

                                         Common Stock                  Paid-In
(dollar amounts in thousands)     Shares              Amount           Capital
- --------------------------------------------------------------------------------
Balance at December 31, 1990...   35,304,625          $35,305         $119,821
                                  ----------           ------          -------
                                  ----------           ------          -------

1991 Transactions:
 Exercise of stock options,
  net of shares exchanged......      240,420              240            3,947
 Tax benefit from early
  disposition of stock
  by optionees.................            -                -            3,347
100 percent stock dividend.....   35,545,045           35,545          (35,545)
                                  ----------           ------          -------
Balance at
December 31, 1991..............   71,090,090          $71,090         $ 91,570
                                  ----------           ------          -------
                                  ----------           ------          -------

1992 Transactions:
 Exercise of stock options,
  net of shares exchanged......      486,468              486            2,387
Tax benefit from early
 disposition of stock
 by optionees..................            -                -            7,000
                                  ----------           ------          -------
Balance at
December 31, 1992..............   71,576,558          $71,576         $100,957
                                  ----------           ------          -------
                                  ----------           ------          -------


1993 Transactions:
 Exercise of stock options,
  net of shares exchanged            241,438              242            2,961
 Tax benefit from early
  disposition of stock
  by optionees.................            -                -            3,350
                                  ----------           ------          -------
Balance at
December 31, 1993..............   71,817,996          $71,818         $107,268
                                  ----------           ------          -------
                                  ----------           ------          -------


The Company has a Stockholder Rights Plan. Under the Plan, the stockholders have received a right (the "Right") for each outstanding share of common stock of the Company. Each Right entitles the holder to purchase from the Company at an exercise price of $92.50 (after adjustment pursuant to the Plan), one unit consisting initially of one-tenth of a share of the Company's common stock and a note in a principal amount equal to nine-tenths of the market price of a share of the Company's common stock on the date of exercise.

The Right becomes exercisable and transferable apart from the common stock only if a person or group acquires, obtains a right to acquire, or announces and/or commences a tender offer to acquire ("Acquiring Holder") beneficial ownership of 15 percent or more of the Company's outstanding common stock. Under certain conditions, the Right may be redeemed by the Company at a price of $.0025 per Right (after adjustment pursuant to the Plan) prior to their expiration on September 22, 1999.

If the Right becomes exercisable and is not redeemed, the holder of each Right, except any Acquiring Holder, is entitled to purchase, at the Right's then-current exercise price, the number of Great Lakes common shares having a market value equal to twice the Right's exercise price.

If the Company is acquired in a merger or other business combination, and the Right has not been redeemed, the holder of each Right is entitled to purchase, at the Right's then-current exercise price, that number of the acquiring company's common shares having a market value equal to twice the Right's exercise price.

During 1993, the Company acquired 377,100 shares of its stock for a total cost of $25,540,000.

Changes in the cumulative translation adjustment account are as follows:

(in thousands)
Year Ended December 31                     1993            1992             1991
Balance at beginning of year......         $(29,441)       $ 38,579          $28,293
Translation adjustments and
 gains and losses from
 hedging transactions..............         (25,122)        (64,720)          10,746
Allocated income taxes............                -          (3,300)            (460)
                                             ------          ------           ------
Balance at end of year..............       $(54,563)       $(29,441)         $38,579
                                             ------          ------           ------
                                             ------          ------           ------


The 1993 and 1992 decreases in the cumulative translation adjustment account were principally due to the effect of the much stronger U.S. dollar in relation to the currencies of the various foreign countries in which the Company operates, particularly the pound sterling.

STOCK OPTIONS
In May 1993, the stockholders adopted the 1993 Employee Stock Compensation Plan for officers and other key employees, authorizing the issuance of 2,000,000 shares of the Company's common stock upon exercise of incentive stock options, non-qualified stock options or other stock-based awards. The Plan generally replaces the 1984 Plan which expires in May 1994. Under the Plans, options are granted at the market value at date of grant, may be exercisable over periods of one to three years after grant and expire ten years from the date of grant. As of December 31, 1993, no options had been issued under the 1993 Plan.

                              Great Lakes Chemical Corporation and Subsidiaries

The following summarizes the changes in options under the Plans for the years 1992 and 1993:

                                         Shares                         Option
                                   Under Option                         Prices
- ------------------------------------------------------------------------------
Outstanding at December 31, 1991      2,232,824                $3.13 to $53.50
                                      ---------                ---------------
                                      ---------                ---------------
1992 Transactions:
  Granted.......................        227,400                 51.38 to 69.25
  Exercised.....................       (525,842)                 3.13 to 41.25
  Terminated....................        (10,900)                 4.45 to 53.50
                                      ---------                ---------------
Outstanding at December 31, 1992      1,923,482                  5.88 to 69.25
                                      ---------                ---------------
                                      ---------                ---------------

1993 Transactions:
  Granted.......................        227,100                 67.63 to 78.25
  Exercised.....................       (258,387)                 5.88 to 61.88
  Terminated....................         (8,632)                 5.88 to 78.25
                                      ---------                ---------------
Outstanding at December 31, 1993      1,883,563                $6.89 to $78.25
                                      ---------                ---------------
                                      ---------                ---------------

Currently Exercisable...........      1,513,286                $6.89 to $69.25
                                      ---------                ---------------
                                      ---------                ---------------

Options outstanding at December 31, 1993, have an average option price of $32.62 per share and expire from March 13, 1994, to December 8, 2003. A total of 2,033,432 shares are reserved for future grants as of December 31, 1993.

RETIREMENT PLANS

The Company maintains several noncontributory defined benefit pension plans covering substantially all U.S. employees. Benefits are based on salary and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to meet the funding requirements of federal laws and regulations, as determined by the Company's actuary. The plans' assets are invested by an insurance company, two banks, and one investment management company in various commingled and segregated funds holding equities, bonds, guaranteed income contracts and cash or cash equivalents.

The Company maintains two contributory defined benefit pension plans covering substantially all United Kingdom employees. Benefits are based on final salary and years of credited service, reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to cover service costs to date as recommended by the Company's actuary. The plans' assets are invested by two investment management companies in funds holding U.K. and overseas equities, U.K. and overseas fixed interest securities, index linked securities, property unit trusts and cash or cash equivalents.

A summary of the components of net periodic pension cost for U.S.
and U.K. pension plans is as follows:

(in thousands)

YEAR ENDED DECEMBER 31                1993                      1992                  1991
- ------------------------------------------------------------------------------------------
Service cost...................   $ 14,160                  $ 14,694              $ 13,474
Interest cost on projected
  benefit obligation...........     34,590                    37,246                33,626
Actual return on plan asset....   (119,219)                  (10,204)              (89,493)
Net amortization and deferral..     79,522                   (33,709)               48,791
                                  --------                  --------              --------
Net pension cost...............   $  9,053                  $  8,027              $  6,398
                                  --------                  --------              --------
                                  --------                  --------              --------

The funded status and accrued pension cost for the U.S. pension plans are as follows:

(in thousands)
YEAR ENDED DECEMBER 31                1993             1992            1991
- ----------------------------------------------------------------------------
Actuarial present value of
 accumulated plan benefits:
   Vested.......................  $ 37,447         $ 26,168        $ 18,681
   Non-vested...................     2,345            3,378           2,945
                                  --------          -------        --------
Total accumulated benefit
 obligation ....................    39,792           29,546          21,626
Additional amounts related to
 projected salary increases.....    18,549           14,781          13,722
                                  --------          -------        --------
Total projected benefit
 obligation.....................    58,341           44,327          35,348
Plan assets at fair value.......    43,982           36,470          31,243
                                  --------          -------        --------
Projected benefit obligation
 in excess of plan assets.......    14,359            7,857           4,105
Unrecognized net (loss) gain....    (5,605)            (279)          2,220
Unrecognized prior service cost.       (13)              29              33
Unrecognized obligation at
   January 1, 1987,
   net of amortization..........    (1,834)          (2,025)         (1,086)
                                  --------          -------        --------
Accrued pension cost............  $  6,907          $ 5,582        $  5,272
                                  --------          -------        --------
                                  --------          -------        --------

Notes to Consolidated Financial Statements
The funded status and prepaid pension cost for the U.K. pension plans are as follows:

(in thousands)
DECEMBER 31                                1993             1992             1991
- ------------------------------------------------------------------------------------
Actuarial present value of
 accumulated plan benefits,
 all vested.......................          $353,963       $322,989         $367,455
Additional amounts related to
 projected salary increases                   34,997         25,519           28,237
                                            --------       --------         --------
Total projected benefit obligation           388,960        348,508          395,692
Plan assets at fair value ........           448,028        352,887          428,978
                                            --------       --------         --------
Plan assets in excess of projected
 benefit obligation................           59,068          4,379           33,286
Unrecognized net (gain) loss......           (32,487)        24,160           11,407
Unrecognized prior service cost...            10,928         12,080           16,082
                                            --------       --------         --------
Prepaid pension cost..............          $ 37,509       $ 40,619         $ 60,775
                                            --------       --------         --------
                                            --------       --------         --------

Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. In 1993, the weighted average discount rate and the rates of increase in compensation level assumptions were revised downward for all plans to be consistent with prevailing market conditions. The changes resulted in increasing the projected benefit obligation of the U.S. plans by approximately $5,000,000.

         Weighted average discount rates                   7.5% to 9.0%
         Rates of increase in compensation levels          4.8% to 7.5%
         Expected long-term return on assets             9.0% to 10.25%

Supplemental deferred benefit pension plans covering certain officers and directors are also maintained. These plans are non-qualified and unfunded. The pension liability associated with these plans is accrued using the same actuarial methods and assumptions as those used in the qualified U.S. plans. The cost for these plans which is included in the net pension cost shown above amounted to $900,000 for 1993 and $200,000 for both 1992 and 1991. The unfunded projected benefit obligation, which is included in the accrued pension cost above, amounted to $4,930,000 in 1993 and approximately $1,500,000 for 1992 and 1991. Benefits under these plans will be paid from general Company funds.

The Company provides no significant postretirement benefits other than pensions.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $55,152,000, $46,579,000, and $39,019,000 in 1993, 1992 and 1991, respectively.

INDUSTRY SEGMENTS AND FOREIGN OPERATIONS
The Company's operations consist of one dominant industry segment-chemicals and allied products.

Net sales, income before taxes and minority interest, and identifiable assets by geographic areas follow:

(in thousands)                                  1993       1992           1991
- ------------------------------------------------------------------------------------
Net sales to unaffiliated
 customers:
United States......                       $  846,876     $  763,002       $  713,231
Foreign............                          945,166        733,476          594,376
                                          ----------     ----------       ----------
Total..............                       $1,792,042     $1,496,478       $1,307,607
                                          ----------     ----------       ----------
                                          ----------     ----------       ----------

Intercompany sales between
geographic areas:
United States......                       $  103,151     $   98,408       $   88,411
Foreign............                            4,581            905              583
                                          ----------     ----------       ----------
Total..............                       $  107,732     $   99,313       $   88,994
                                          ----------     ----------       ----------
                                          ----------     ----------       ----------

Income before taxes and
minority interest:
United States......                       $  144,722     $  126,827       $  112,183
Foreign............                          270,337        232,286          207,046
Earnings of
   affiliates .....                            5,535          9,738           10,503
Corporate interest
   expense.........                           (5,571)        (7,829)          (9,411)
                                          ----------     ----------       ----------
Total..............                       $  415,023     $  361,022       $  320,321
                                          ----------     ----------       ----------
                                          ----------     ----------       ----------

Identifiable assets at
     year-end:
United States......                      $  922,091      $  765,758       $  828,748
Foreign............                         792,984         780,161          621,332
Affiliates.........                         185,789         186,070          199,052
                                          ----------     ----------       ----------
Total..............                      $1,900,864      $1,731,989       $1,649,132
                                          ----------     ----------       ----------
                                          ----------     ----------       ----------

Most of the Company's foreign operations are conducted by European subsidiaries or U.S. branch offices. Sales between the United States and its foreign operations are generally priced to recover cost plus an appropriate markup for profit and are eliminated in the consolidated financial statements. Identifiable assets include assets directly identified with operations, principally: accounts receivable, inventories, and plant and equipment, plus an allocation of cost in excess of net assets acquired.

Export sales for 1993, 1992 and 1991 amounted to approximately $167,000,000, $172,000,000 and $162,000,000, respectively, of which 87 percent, 88 percent and 88 percent, respectively, were outside the Western Hemisphere.

                               Great Lakes Chemical Corporation and Subsidiaries

INVESTMENTS IN UNCONSOLIDATED AFFILIATES
Investments accounted for on the equity method as of December 31, 1993, include Huntsman Chemical Corporation, a 40 percent owned producer of polystyrene and compounded specialty plastics; KAO-Quaker, Co., Ltd., a 50 percent owned Japanese marketer of furfural derivatives; and Arkansas Chemicals, Inc., a 50 percent owned bromine producer. Effective August 1, 1992, Octel acquired a 100 percent interest in Octel Kuhlmann after which it was included on a consolidated basis. Prior to the date of acquisition, Octel's 50 percent interest in Octel Kuhlmann had been recorded on an equity basis.

Summarized combined financial information for these unconsolidated affiliates is as follows:

(in thousands)              1993             1992              1991
- -------------------------------------------------------------------------
Current assets.......     $318,243         $321,737         $417,418
Noncurrent assets....      470,835          357,079          310,644
Current liabilities..      147,430          113,106          135,137
Noncurrent liabilities     279,729          215,657          213,120
Net sales............      820,342          759,402          798,167
Gross profit.........      123,243          120,136          127,179
Net income...........       24,468           27,139           36,270

The Company's equity in earnings of unconsolidated affiliates was $10,935,000, $15,138,000, and $15,903,000 for 1993, 1992 and 1991, respectively.
Consolidated retained earnings represented by undistributed earnings of 50 percent or less owned companies that are accounted for using the equity method were approximately $144,000,000 at December 31, 1993.

The Huntsman investment includes costs in excess of the book value of the net assets acquired amounting to approximately $46,000,000, less accumulated amortization of $19,818,000 and $14,418,000 at December 31, 1993 and 1992,
respectively.

FINANCIAL INSTRUMENTS AND CONCENTRATION
OF CREDIT RISK
The carrying amounts reported in the balance sheet of cash and cash equivalents, notes payable and long-term debt do not materially differ from their fair value at December 31, 1993. The fair value of the Company's debt was estimated using a discounted cash flow analysis based upon the Companys' current incremental borrowing rates for similar borrowing arrangements.

The Company hedges certain portions of its exposure to foreign currency fluctuations in revenues and net foreign investments through the use of options and forward exchange contracts. Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions. At December 31, 1993, the Company had forward exchange contracts and written currency options, generally having maturities of less than one year, to exchange foreign currencies for U.S. dollars in the amount of $76,000,000. Net unrealized gains/losses from hedging anticipated transactions were not material at December 31, 1993.

The Company sells a broad range of products to a diverse group of customers operating throughout the world. These industries generally are not significantly affected by changes in economic or other factors. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.

REPORT OF ERNST & YOUNG, INDEPENDENT AUDITORS

Board of Directors
Great Lakes Chemical Corporation

We have audited the accompanying consolidated balance sheets of Great Lakes Chemical Corporation and subsidiaries as of December 31, 1993 and 1992, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Huntsman Chemical Corporation and Arkansas Chemicals, Inc. The investment in and advances to these unconsolidated affiliated companies represent 9 percent and 10 percent of 1993 and 1992 consolidated assets, respectively, and the equity in their net income represents 1 percent, 4 percent and 6 percent of the consolidated net income for 1993, 1992 and 1991, respectively. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for Huntsman Chemical Corporation and Arkansas Chemicals, Inc., is based solely on reports of the other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.


ERNST & YOUNG

Indianapolis, Indiana
January 31, 1994

Quarterly Results of Operations

               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars, except per share data, unaudited)


1993
Three Months Ended                Mar. 31          Jun. 30          Sept. 30            Dec. 31
Revenues
 Net Sales...................     $430,176         $461,839         $469,656            $430,371
 Equity in earnings of
  affiliates and other
  income....................         6,406            8,924            6,586              13,838
                                  --------         --------         --------            --------
                                   436,582          470,763          476,242             444,209
                                  --------         --------         --------            --------
Costs and Expenses
  Cost of products sold.......     272,995          288,415          302,825             269,117
  Selling, administrative
   and research expenses.....       59,570           62,196           58,175              53,968
  Interest and other
   expenses..................        7,295           14,410            9,870              13,937
                                  --------         --------         --------            --------
                                   339,860          365,021          370,870             337,022
                                  --------         --------         --------            --------
Income Before Taxes and
  Minority Interest.........        96,722          105,742          105,372             107,187
Minority Interest in Income
  of Subsidiaries...........         7,780            8,136            8,175               7,548
                                  --------         --------         --------            --------
Income Before Taxes.........        88,942           97,606           97,197              99,639
Income Taxes................        24,700           27,500           28,700              29,700
                                  --------         --------         --------            --------
Net Income..................      $ 64,242         $ 70,106         $ 68,497            $ 69,939
                                  --------         --------         --------            --------
                                  --------         --------         --------            --------

Net Income per Share........      $    .90         $    .98         $    .96            $    .98
                                  --------         --------         --------            --------
                                  --------         --------         --------            --------
1992
Three Months Ended                Mar. 31          Jun. 30          Sept. 30            Dec. 31
Revenues
 Net Sales...................     $344,494         $381,649         $365,789            $404,546
 Equity in earnings of
  affiliates and other
  income....................        10,108            7,049            9,104              15,430
                                  --------         --------         --------            --------
                                   354,602          388,698          374,893             419,976
                                  --------         --------         --------            --------

Costs and Expenses
  Cost of Products
   sold...............             217,363          242,678          226,776             257,369
  Selling, administrative
   and research expenses.           43,261           44,405           46,028              55,588
  Interest and other
   expenses.............            10,885            8,997            8,974              14,823
                                  --------         --------         --------            --------
                                   271,509          296,080          281,778             327,780
                                  --------         --------         --------            --------
Income Before Taxes and
   Minority Interest...........     83,093           92,618           93,115              92,196
Minority Interest in Income
   of Subsidiaries..............     6,058            7,441            7,513               7,275
                                  --------         --------         --------            --------
Income Before Taxes............     77,035           85,177           85,602              84,921
Income Taxes...................     24,000           26,400           25,600              24,000
                                  --------         --------         --------            --------
Net Income.....................   $ 53,035         $ 58,777         $ 60,002            $ 60,921
                                  --------         --------         --------            --------
                                  --------         --------         --------            --------

Net Income per Share...........   $    .75         $    .83         $    .84            $    .85
                                  --------         --------         --------            --------
                                  --------         --------         --------            --------

DIFFERENCE LETTER

The following graphic material cannot be transmitted pursuant to edgar:

1.       TABLE OF CONTENTS IS DESCRIBED IN GRAPHIC FORM USING GRAPH AND B/G
         COLOR.

2. Below 1993 Financial Highlights shows 4 line graphics for stock price data, earnings per share, equity per share and cash dividends respectively.

3. Corporate profile spans over several pages showing different groups in column format and reversed block headings.

4. Markets served is graphically displayed in checkerboard fashion using screens, solids and reverse type to signify various market applications.

5. Letter to shareholders including graphs for ease in reading spans over 3 pages and is displayed in various graphic forms including typographical special design.

6. Annual report displays article in various graphic format describing financial performance, photos, graphics, reverse type are used for graphic presentation.

7. Several charts and graphs are presented throughout the management discussion and analysis for marketing presentations.

8. The graphic presentation of subsidiaries and affiliates shareholders information, directors and executive officers photos are presented in the Annual Report to stockholders and graphically are inappropriate for edgar presentation and format.