Form 10-K, Exhibit 13
GREAT LAKES CHEMICAL CORP
filed 1995-03-30
CIK 43362

                                                                     EXHIBIT 13

Review of Operations FLAME RETARDANTS

[PHOTO]
DAVID R. BOUCHARD, Vice President, Flame Retardants

Great Lakes established its place as the world's undisputed leader in flame retardant technology through the introduction of innovative new products, timely development of new markets, and continuous improvement of its manufacturing operations. In 1994, this formidable combination produced yet another year of progress with revenues and profits surpassing all previous levels.

       Strong worldwide demand for our bromine-based products continued accelerating in 1994. We initiated a series of measures throughout the year necessary to meeting our customers' future requirements. These moves ranged from investing in incremental capacity expansions to completing debottlenecking projects at our manufacturing facilities in Arkansas, Tennessee and the United Kingdom. Late in the year, we raised prices on most of our flame retardants in order to offset higher raw materials costs and to ensure an adequate return on these investments.

       Also during the year, we entered into a manufacturing joint venture with Bromine Compounds Limited to produce tetrabromobisphenol-A (TBBA), a key flame retardant and raw material for other flame retardants. This arrangement positions Great Lakes to meet rapidly expanding market demand in a cost-effective manner while maintaining our favorable competitive position for this versatile product. Located in Israel, the plant is slated for completion in late 1995 and will produce 25,000 metric tons annually, or nearly 30 percent of the world's capacity.

       In addition to meeting needs for existing products, we continue to develop applications for vast new markets. Our most recent addition is GPP-39(TM), a graft polymer of dibromostyrene and olefins. This product, used in such applications as carpeting and commercial wall coverings, results in textiles significantly more versatile and durable than those produced by conventional systems.

       Another dibromostyrene derivative, PDBS-80(TM), also continues to gain market acceptance. Widely recognized for its thermal stability and color consistency, this additive for engineered plastics and resins imparts critical flame retardant characteristics into automotive and electronics components. Our commercialization efforts have proven so successful that we will commission a new manufacturing unit in early 1995. PDBS-80(TM) and other recently-developed products promise to keep Great Lakes at the forefront of the brominated flame retardant industry.

       Later this year, the company also stands to gain a significant boost in the important Pacific Rim marketplace when the Japanese government lifts tariffs on most brominated flame retardants. U.S. bromine products previously faced a competitive disadvantage in Japan due to the relatively large duties imposed upon them. Without tariffs on bromine-based flame retardants used in industrial and consumer electronics, aerospace and a host of other applications, we will soon be competing on a level playing field in one of the world's largest flame retardant markets.

       Great Lakes also made further inroads in its polymer additives diversification efforts during 1994 by entering into a joint venture with Prochimie International, Inc., to construct an n-Phenylmaleimide plant. Plastics manufacturers use this value-added specialty intermediate to improve heat resistance in polymer systems. The plant, under construction in Abbeville, Alabama, should be completed by the end of 1995.

OUTLOOK
With additional capacity in place, pricing actions successfully bringing margins back to more normal levels, and new product introductions gaining market acceptance, Great Lakes is poised to take full advantage of the strong market demand for flame retardants anticipated in 1995 and beyond.

Review of Operations INTERMEDIATES AND FINE CHEMICALS

[PHOTO]
L. DONALD SIMPSON, Vice President, Intermediates and Fine Chemicals

The Intermediates and Fine Chemicals business unit maximizes the company's strong foundation in bromine and furfural, and applies its manufacturing expertise to produce a wide range of fine chemicals, intermediates, and other specialty compounds. This business posted solid results in 1994, led by strong demand for a number of bromine and furfural compounds.

INTERMEDIATES
Extracted from brine in seawater or mineral deposits thousands of feet below the earth's surface, bromine is a non-metallic element used in a variety of specialty applications. This versatile chemical serves as the primary building block for many of Great Lakes' value-added products, including flame retardants, water treatment products and clear drilling fluids. Great Lakes holds the unique position as the only bromine producer serving world markets from manufacturing sites located on two continents.

       Worldwide demand for bromine and its derivatives rose significantly in 1994, and projections call for that trend to continue. Keeping pace with customers' accelerating requirements, we expanded bromine production at three of our South Arkansas plants. In addition to the expansions, debottlenecking helped keep production units running at or near maximum efficiencies. Since mid-1993, our investments in the production of bromine and its derivatives, including expansions planned for 1995, total more than $100 million. These actions represent steps vital to supporting our strategies for keeping pace with the expected growth of the bromine business in the years to come.

       Another important leg of this diverse business unit is furfural which is derived from readily-available agricultural by-products such as corn cobs, grain hulls, and sugar cane bagasse. Furfural-based specialty chemicals find use in such applications as engineered plastics, specialty resins to make sand cores for the foundry industry, and solvents for industrial and retail paint strippers. This highly-versatile chemistry makes an excellent base for developing value-added products for a variety of industry applications.

       One of the fastest growing furfural derivatives, PTMEG, is used primarily by the polyurethane industry with end uses encompassing colorful synthetic fibers used in athletic apparel, numerous engineered polymers, and industrial wheels and belts. Strong business conditions in the polyurethane industry resulted in sharply increased demand for PTMEG. We implemented several engineering improvements at our Memphis, Tennessee, manufacturing facility to increase production to meet customer requirements in the near-term. Additional plant expansions will be completed as market conditions warrant.

FINE CHEMICALS
Great Lakes takes advantage of its strong raw material positions in bromine, furfural, and other basic chemicals, to manufacture fine chemical intermediates used by other companies to make products for the pharmaceutical, photographic, and agricultural markets. The company meets customer requirements throughout the world from state-of-the-art, ISO 9000 certified manufacturing facilities located in the United Kingdom, Germany and the United States.

       Additionally, we extend our manufacturing and engineering expertise to single customer projects by creating and manufacturing custom compounds and intermediates that meet individual customers' demanding performance, environmental and quality requirements. The ability to manufacture customized compounds quickly and cost effectively satisfies a growing need in the industry and provides us with a profitable means of gaining experience in new technologies. An example offering significant business potential is our involvement with Johnson & Johnson's low-calorie sweetener, Sucralose(R). The product is already approved in Canada and currently awaits FDA approval for use in the United States.

OUTLOOK
All signs indicate demand for the company's bromine, furfural and other value-added products will remain strong for some time to come. Through investments in capacity expansions and other productivity enhancement measures, we have taken the steps necessary to ensure Great Lakes remains a leading manufacturer of specialty chemicals.

Review of Operations PETROLEUM ADDITIVES

[PHOTO]
JOHN S. LITTLE, Senior Vice President

Through its Petroleum Additives business unit, Great Lakes is the world's largest supplier of a wide range of fuel additives for over 200 refineries in 65 countries around the world. By expanding market penetration, broadening research and development capabilities, and diversifying into new product areas, this business unit again this year realized gains in revenues and profits.

       Much of the year's success reflected the benefits from expanding this business to better serve growing markets throughout the world. The latest step in our diversification strategy occurred in 1994 when we formed Octel America, Inc. This wholly-owned subsidiary complements the growth of Octel Associates (Octel), our U.K.-based subsidiary recognized around the world as one of the leading developers, manufacturers and marketers of motor fuel additives.

       In its first move, Octel America acquired DuPont's petroleum additives business, which significantly expands our existing product line with over 100 new products. This addition greatly enhances our ability to respond to changing market and consumer needs by offering a full range of petroleum additives designed to make engines run more efficiently. Our comprehensive product offering now includes cetane enhancers, combustion improvers, and detergents for gasoline and diesel, to name just a few.

       Octel America also provides an outlet for introducing Octel's products into North America, the largest market in the world for efficient, environmentally-friendly petroleum additives. In the near future, our plans call for establishing a U.S. manufacturing base for these products which will enable the company to better serve U.S. and Canadian customers. Today, Great Lakes is positioned to effectively serve all major world markets for petroleum additives.

       Greater global penetration brings new opportunities for meeting differing fuel requirements. At the forefront of our fuel additives research is Octel's Fuel Technology and Engine Laboratory in the U.K. At this state-of-the-art engine facility, chemists and engineers design, develop, and test custom-blended fuel additives to meet customer demands while satisfying international fuel standards and requirements. With its expertise in gasoline and diesel additives, and their understanding as to how these products affect engine performance and exhaust emissions, Octel is well-suited to meet the challenging needs for current and future fuel markets.

       Octel also completed two major transactions in 1994, thereby enhancing the future of antiknock compound. Concurrent with Octel America's actions, Octel acquired DuPont's North American and South American tetraethyl lead business. This acquisition, coupled with Octel's long-term agreement to supply Ethyl Corporation's antiknock compound requirements, allows Octel to maintain high manufacturing rates, and reduce overall unit costs at its three remaining plants. With these moves, Octel solidified its position as being the only remaining significant supplier of antiknock compound anywhere in the world.

       Another key element in Octel's strategy for diversification entails extending its manufacturing capabilities so that it can offer a wider range of products. The company is broadening production capabilities at its Amlwch, U.K., site to produce aqueous inorganic bromide solutions used in oil extraction in the North Sea and other European locations. Octel also commissioned the construction of two new facilities: one in Amlwch to manufacture a wide variety of bromine-based chemicals, and another in Ellesmere Port, U.K., for producing a new chemical intermediate. With its European manufacturing base and international marketing and distribution network, Octel is positioned to become a major producer of specialty chemicals and intermediates.

OUTLOOK
Through a strategic focus on greater product diversification and further penetration of growing global markets, the Petroleum Additives business unit is taking full advantage of the expanding need for efficient, environmentally-friendly fuel additives in today's engines.

Review of Operations POLYMER STABILIZERS

[PHOTO]
GERD K. SCHUE, President, Great Lakes Chemical (Europe)

Great Lakes adapts its fundamental strengths and vast expertise in flame retardant technology to an even broader part of the polymer additives industry. In just two years, the company has emerged into a formidable, world-scale supplier of a wide range of polymer stabilizers. In 1994, we posted our most impressive gains yet, with revenues 100 percent higher than the previous year.

       Acquiring EniChem Synthesis S.p.A.'s (Enichem) polymer additives and associated specialty chemicals business represents not only the most recent, but clearly the most significant action in our expansion strategy. Along with broadening our product range and European manufacturing base, Enichem brings complementary technologies and an experienced network of sales and technical specialists. Integrating Italy-based Enichem with operations in France and Germany creates an enviable foundation for expanding Great Lakes' position in the $2 billion, global polymer stabilizer industry.

       Accelerating this progress is market-driven research and development which has identified new molecules and alternate physical forms for cleaner, safer polymer processing. Many of these new blends and liquid forms also eliminate or reduce potential problems linked to dust dispersion during processing. In another area, humidity-resistant granular antioxidant blends maximize perfor- mance, greatly simplify polymer processing operations and improve dosage reliability. Our Silanox antioxidant family, currently under development, offers solutions to a wide variety of plastics problems by coupling excellent stabilization with extremely low extractability characteristics.

       One of our targeted market segments undergoing substantial expansion is Hindered Amine Light Stabilizers (HALS), used to protect plastics from ultraviolet (UV) ray degradation. We broadened our HALS manufacturing capabilities in 1994 by modifying a multipurpose production facility in Persan, France, to accommodate future growth from products such as our recently-patented Uvasil 299 and other related UV stabilizers.

       Finding new applications for polymer stabilizers like HALS starts with a close relationship with the markets we serve. Because customers' requirements vary geographically, Great Lakes operates Technical Service Centers on two continents -- one in Milan, Italy, and another recently commissioned in West Lafayette, Indiana. Scientists and technicians at these facilities work with major polymer producers and compounders to tailor customized products, and offer individual, customer- specific technical support. Future plans call for additional Technical Service Centers to be established in growing markets across the globe, thus providing progressively better service to our worldwide customer base.

       Our long-range plans also entail moving aggressively to ensure an adequate supply of product. During the year, we expanded production capacities for several antioxidants and UV stabilizers at manufacturing sites in Pedrengo and Ravenna, Italy, and Catenoy, France. Our Waldkraiburg, Germany, plant expansion ensures our ability to supply growing market needs for Lowilite(R) 77, another important product of the HALS family. Plus, to better serve our growing U.S. customer base and achieve greater market penetration, we will construct a new facility in the United States beginning mid-1995 to produce high-performance phenolic antioxidants used in a variety of engineered polymers.

OUTLOOK
The polymer stabilizers business represents one of Great Lakes' most dynamic growth businesses. We have in place all the tools necessary to grow our share of this $2 billion market: established technology, integrated manufacturing and market-driven research and development. Great Lakes enjoys a unique competitive advantage as the single source for customers requiring a bundle of products that range from flame retardants to a host of performance-enhancing polymer stabilizers.

Review of Operations SPECIALIZED SERVICES AND MANUFACTURING

[PHOTO]
DAVID A. HALL, Senior Vice President

The Specialized Services and Manufacturing business unit showcases the benefits of carefully-planned, highly-selective diversification. Consisting of several key stand-alone businesses and other high growth technologies, the unit focuses on emerging technologies which serve diverse markets. In 1994, revenues increased in virtually every sector.

FLUORINE CHEMICALS
As a company driven by research and development, Great Lakes continually looks for new growth opportunities. One natural extension is fluorine, an element belonging to the same chemical family as bromine, the halogens. Fluorine chemistry provides a multitude of opportunities for developing products that serve wide ranging applications in refrigerants, medical, pharmaceutical, and fire suppression markets.

       One of the most promising fluorinated derivatives is our FM-200(TM) fire extinguishant, a product that didn't exist as recently as three years ago. In its first full year of commercialization, FM-200(TM) has received widespread market acceptance with installations exceeding 5,000. Much of this success can be attributed to the fact that an FM-200(TM) system became the first halon-replacement engineered system to receive the Underwriters Laboratories listing mark. Engineered systems safeguard such valuable assets as computer and telecommunications facilities, and represent the largest market segment for fire extinguishant agents.

ENVIRO-ENERGY PERFORMANCE GROUP
The company's Enviro-Energy Performance Group consists of two key Great Lakes subsidiaries--OSCA, Inc. (OSCA), and Four Seasons Industrial Services, Inc. Each holds a prominent position in growing world markets.

       Four Seasons and its affiliate, Aquaterra, provide complete environmental remediation and geo-technical consulting services, including groundwater treatment systems, soil reclamation, waste minimization and pollution prevention. During 1994, Four Seasons expanded its scope of service capabilities, completing sizable projects ranging from site assessment to complete remediation projects for major petrochemical and chemical processing companies.

       OSCA is a leading supplier of bromine-based clear workover and completion fluids and ancillary well completion services used in the production of oil and natural gas. OSCA extended its marketing and distribution opportunities in the oil-rich North Sea region by purchasing the remaining 50 percent of OSCA International, a joint venture between OSCA and M-I Drilling Fluids Company.

TOXICOLOGICAL TESTING
Great Lakes' wholly-owned WIL Research Laboratories, Inc., subsidiary is one of the few fully-integrated interdisciplinary research services firms that performs private and government-mandated toxicological assessments. WIL provides data essential to the development, and later, the approval of new chemical, pharmaceutical, and food additive products. Increasingly stringent requirements adopted in countries around the world have heightened the demand for toxicological services. With a multi-million dollar expansion of its facilities nearing completion, WIL will be able to offer expanded capabilities to a growing customer base.

ENGINEERED SURFACE TREATMENTS
E/M Corporation, a Great Lakes subsidiary since the early 1970's, is a leading developer and applicator of engineered surface treatments that impart such properties as corrosion control, lubricity and electromagnetic interference shielding. Extending its leadership positions to markets outside the traditional aerospace and transportation industries, E/M continues to adapt its products to new applications. One case in point, the company began in 1994 a long-term supply contract to provide lubricating blocks for London's underground transport system.

INTERNATIONAL TRADING
Through Great Lakes' 78 percent ownership, Chemol RT provides an outstanding avenue for introducing and distributing our products and services into emerging Central and Eastern European markets. The former state-owned trading company of Hungary, Chemol is a leading distributor of inorganic and organic chemicals, and petrochemicals. The combination of Chemol's extensive presence and a keen understanding of the chemical industry in this part of the world makes it a vital part of Great Lakes' international expansion.

OUTLOOK
The Specialized Services and Manufacturing business unit appears well-equipped to continue its progress. We have established leadership positions in specialty markets that promise to grow well into the future.

Review of Operations WATER TREATMENT

[PHOTO]
Marshall E. Bloom, Chairman and Chief Executive Officer, Bio-Lab, Inc.

Great Lakes divides its Water Treatment business unit into two market segments, each providing excellent prospects for growth. The company is the premier supplier of chemicals and key operating equipment to the world's multi-billion dollar recreational water treatment market. Great Lakes also supplies specialty biocides for a variety of industrial applications. Sales in 1994 grew more than 10 percent over last year's record levels, reflecting gains from extending market penetration, expanding product applications and increasing manufacturing capacity.

RECREATIONAL
Consistent with its long-range objectives, Great Lakes benefited from improved manufacturing operations and broadened marketing and distribution capabilities. Late in 1994, our wholly-owned Bio-Lab, Inc. (BioLab), subsidiary acquired Olin Corporation's Lake Charles, Louisiana, trichloroisocyanuric (trichlor) dry sanitizer plant. Adding the capacity to produce trichlor, a key ingredient of many of our swimming pool and spa products, provides the vertical integration necessary to strengthen BioLab's already enviable position in global water treatment markets.

       Complementing its enhanced manufacturing base, BioLab also continues to find new avenues to access key market segments. During 1994, we added the assets of Pioneer Pool Products' wholesale distribution business. This move enhances our extensive coverage of the Southeast United States, one of the most important geographic regions for swimming pool and spa products. Our ability to control virtually every aspect of providing finished product to the pool owner gives us a significant competitive advantage.

       Along with strengthening our North American presence, BioLab tapped new opportunities in growing international markets. Acquiring CPC-Hydrochem, Ltd., the United Kingdom's leading packager and distributor of recreational water treatment chemicals and equipment, provides immediate access to the North Sea region. Coupled with our Germany-based Bayrol Chemische Fabrik GmbH, this newly-formed unit augments our ability to serve key markets in Central and Eastern Europe as well as in Mediterranean countries.

       Again in 1994, new product introduction enabled BioLab to penetrate new market sectors and advance its competitive position. BioLab introduced three self-contained systems, each targeted for specific distributor and dealer networks. Synergy(TM), Snap(TM) and Simplicity(TM) offer the residential pool owner effective water treatment capabilities with ease of handling characteristics. Additionally, BioLab expanded its BioGuard(R) SoftSwim(TM) ABC system of non-chlorine water treatment by adding SoftSwim(TM) C, a patented, enhanced clarifier.

INDUSTRIAL
Great Lakes' biocides find use in a variety of industrial applications, including cooling towers, the pulp and paper industry and wastewater treatment facilities. The company's proprietary products replace traditional biocides with environmentally-suitable alternatives that also eliminate safety and handling problems encountered with conventional products.

       Given this technology's performance advantages and its ability to meet stringent toxicological and regulatory standards, demand for bromine-based industrial water treatment products promises to continue rising for years to come. To keep pace with current and future market requirements, the company completed a series of capacity expansions and debottlenecking improvements at our Adrian, Michigan, facility, with additional expansions anticipated in 1995.

       Not satisfied with its progress to date, the company broadened its industrial water treatment business in two new product areas. We introduced a powdered form of BromiCide(R) with faster dissolution rates, providing a more effective shock disinfecting treatment for the pulp and paper industry. And for the first time, we extended our bromine technology into consumer water sanitizing markets with the development of the first concentrated bromine-based automatic toilet bowl cleaner for home use.

OUTLOOK
Just as it has in its other businesses, Great Lakes is moving its water treatment business forward through efficient manufacturing, greater market penetration and aggressive new product development. With BioLab leading the way and new strategies in place for 1995, this business unit promises to remain on its upward track.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

[PHOTO]
ROBERT T. JEFFARES, Executive Vice President and Chief Financial Officer

The management of Great Lakes Chemical Corporation is responsible for the preparation and presentation of the accompanying consolidated financial statements and all other information in this Annual Report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed judgments and estimates.

       The company maintains accounting systems and internal accounting controls which management believes provide reasonable assurance that the company's financial reporting is reliable, that assets are safeguarded, and that transactions are executed in accordance with proper authorization. This internal control structure is supported by the selection and training of qualified personnel, and an organizational structure which permits the delegation of authority and responsibility. The systems are monitored worldwide by an internal audit function that reports its findings to management.

       The company's financial statements have been audited by Ernst & Young LLP, independent accountants, in accordance with generally accepted auditing standards. These standards provide for the review of internal accounting control systems to plan the audit and determine auditing procedures, and tests of transactions to the extent they deem appropriate.

       The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting systems and related internal controls and the preparation of annual financial statements. The Audit Committee periodically meets with management and the independent accountants to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent accountants and internal auditors have full and free access to the Audit Committee without management's presence to discuss internal accounting controls, results of their audits, and financial reporting matters.

ROBERT T. JEFFARES
Robert T. Jeffares
Executive Vice President and Chief Financial Officer



FINANCIAL CONTENTS

20     Management's Statement of Responsibility for Financial Statements
21 Management's Discussion and Analysis of Results of Operations and Financial Condition
26     Financial Review
28     Consolidated Statements of Income and Retained Earnings
29     Consolidated Balance Sheets
30     Consolidated Statements of Cash Flows
31     Notes to Consolidated Financial Statements
38     Report of Independent Auditors
39     Quarterly Results of Operations

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATING RESULTS 1994 COMPARED WITH 1993

Revenues for 1994 were a record $2,111 million, an increase of 16 percent over the $1,828 million reported in 1993. For the five and ten-year periods ended in 1994, the Company's revenues have grown at annual compound rates of 20 percent and 22 percent, respectively.

Net sales in 1994 were $2,065 million, an increase of $273 million, or 15 percent, over 1993 net sales of $1,792 million. Sales by business unit are set forth in the following table (in millions):


                                              1994                     1993             Percent
                                    -------------------       ------------------        Increase
                                          $           %            $           %
Flame Retardants                        265          13          240          13              10
Intermediates and
     Fine Chemicals                     262          13          240          13               9
Petroleum Additives                     610          30          576          32               6
Polymer Stabilizers                     162           8           81           5             100
Specialized Services
     and Manufacturing                  383          18          294          16              30
Water Treatment                         383          18          361          21               6
------------------------------------------------------------------------------------------------
                                      2,065         100        1,792         100              15
------------------------------------------------------------------------------------------------


Factors contributing to the increase in sales include (in millions):

Selling Prices                                                  $ 48
Volume                                                           114
Acquisitions                                                     140
Divestitures                                                     (33)
Foreign Exchange                                                   4
--------------------------------------------------------------------
                                                                $273
--------------------------------------------------------------------

Flame Retardant sales reached $265 million for the year, a gain of $25 million from the prior year, reflecting strong demand in North America and the Pacific Rim. Capacity increases for several key products brought on stream during the latter part of the year and price increases that became effective in the fourth quarter contributed to the strong performance.

Intermediates and Fine Chemicals achieved sales of $262 million, a $22 million improvement over the prior year. Volumes were strong and pricing flat to down across all product lines except for agricultural chemicals whose volume was constrained by legislated limitations on methyl bromide. Pricing for agricultural chemicals showed improvement. Furfural and related derivative products, which have been negatively impacted over the past few years by recessionary economies in Europe and Japan and by competitive price pressures from the foreign competition attempting to gain market share, saw price erosion abate during the year and turn slightly positive in the fourth quarter.

Petroleum Additives sales gain for the year of $34 million includes about $20 million in sales attributable to the September acquisition of E. I. du Pont de Nemours fuel additives business. The balance of the improvement came primarily from price increases that more than offset lower volumes. During 1994, retail (direct sales to refineries) compound volumes declined a total of 17 percent. In the first half of the year, logistical problems and the temporary lack of hard currency by customers in Iran and Russia combined to drive retail volumes down 27 percent compared to the same period of 1993. In the second half of the year, the rate of decline in the retail market was about seven percent, which is on the low side of the expected seven percent to 10 percent annual market decline. Pricing for retail compound improved about 15 percent for the year which is consistent with historical trends.

During the second quarter of 1994, the Company entered into an agreement to supply Ethyl Corporation's requirements for alkyl lead antiknock compound. As a result of this agreement, wholesale volumes almost doubled during 1994 while prices declined slightly. The ratio of retail to wholesale compound sales was about 70/30 in 1994 compared to about 85/15 in 1993.

Polymer Stabilizers sales doubled during the period reflecting the acquisition of EniChem Synthesis S.p.A.'s polymer additives and associated specialty chemicals business in April 1994 and the full year effect of the acquisition of Chemishe Werke LOWI Beteiligungs GmbH & Co. in June of 1993.

Specialized Services and Manufacturing posted an $89 million sales improvement over 1993. While all operations in this business unit registered year-over-year sales gains, the preponderance of the increase was derived from Chemol's chemical trading activities in Eastern Europe and Four Seasons' environmental remediation business.

Water Treatment, benefiting from excellent weather conditions during the pool season and market expansion, improved sales by $22 million or six percent over 1993. Recreational water treatment chemical sales experienced strong volume gains in 1994. This coupled with the 1994 acquisitions of a U.K.-based distributor of pool and spa chemicals and a Southeastern U.S. distributor of pool and spa chemicals and equipment, and the full-year effect of the 1993 acquisition of Aqua Chem contributed to the improvement. Volume gains and the acquisitions more than offset the loss of about $25 million in sales associated with the disposition of Purex(R) Pool Products. Pricing in the business unit was slightly negative due to competitive activity.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

                                                        Gross Profit as a
Year                                              Percentage of Net Sales
-------------------------------------------------------------------------
1994                                                                 33.7
1993                                                                 36.8
1992                                                                 36.9

Gross profits of $695 million were up $36 million over 1993; however, as a percentage of sales, gross profits declined approximately 3 percentage points. The margin compression is attributable to price increases in business units other than Petroleum Additives not keeping pace with production cost increases primarily related to raw materials such as chlorine and caustic soda, volume gains coming predominantly in lower margin areas such as chemical trading and certain environmental services, the cessation of the highly profitable halon business at the end of 1993, increased alkyl lead compound sales to the wholesale market, and recently acquired businesses that have yet to achieve margins comparable with corporate norms.

Although the Company continues to have approximately 50 percent of its business transacted in foreign currencies, particularly the pound sterling, currency changes did not have a significant impact on profit margins. To minimize the effect of currency fluctuations, the Company uses foreign exchange contracts, average rate options, and other financial instruments. In early 1993, a dollar billing program was implemented at Octel, and today approximately 50 percent of this foreign subsidiary's sales are in dollars, effectively insulating Octel's profits, measured in dollars, from fluctuations in the pound sterling.

                                                           SAR Expense as a Percentage of Net Sales
                                                 Selling and
Year                                           Administration          R&D                   Total
---------------------------------------------------------------------------------------------------
1994                                               9.5                 2.9                    12.4
1993                                              10.0                 3.1                    13.1
1992                                               9.5                 3.1                    12.6

Selling, administrative and research (SAR) expenses in 1994 were $257 million, an increase of $23 million over last year's $234 million. As a percentage of sales, SAR expense increased at a rate less than sales. In absolute terms, acquisitions account for about half of the increase. The balance of this increase is commensurate with the growth of the business.

The Company continues to expand its investment in research and development. Total research and development spending amounted to $59 million in 1994, an increase of seven percent over the prior year. Efforts have focused on new and improved flame retardants, halon replacements, furfural derivatives and pharmaceutical intermediates, as well as new fuel additives and water treatment products.

Equity in earnings of affiliates and other income amounted to $46 million, an increase of $10 million over the $36 million recorded in 1993. The significant earnings improvements at Huntsman Chemical Corporation (HCC), coupled with the increased earnings from the KAO-Quaker joint venture, resulted in the Company's share of affiliate earnings increasing $9 million to $20 million for the year.

Interest income for the year declined about $2 million to $9 million as a result of lower average investments. Other income amounted to $17 million for 1994, an increase of $3 million over the prior year. One-time items in 1994 include insurance recoveries related to Octel's ethyl chloride plant fire, a gain recognized on the sale of the Purex swimming pool equipment business, and the settlement of a natural gas contract-related matter.

Interest and other expenses amounted to $48 million in 1994 compared to $46 million in 1993. Interest expense, net of amounts capitalized, was $10 million, up from $7 million in 1993, reflecting increased borrowings in support of the share repurchase program, capital projects, and acquisitions combined with higher average interest rates. Amortization of intangible assets, primarily goodwill, increased $2 million to $30 million due to acquisitions and profit participation payments related to the Octel acquisition. Foreign currency exchange gains and losses which are netted in other expenses were insignificant. Other expenses declined $3 million to $8 million.

                                                    Income Before Taxes and Minority
Year                                              Interest as a Percentage of Revenue
-------------------------------------------------------------------------------------
1994                                                                             20.7
1993                                                                             22.7
1992                                                                             23.5

The minority interest in the income of subsidiaries, which includes both an approximate 12 percent minority interest in Octel and a 22 percent minority interest in Chemol, increased about $1 million to $33 million reflecting the higher earnings of these operations. The minority interest in Octel is before income taxes as earnings are predominantly from a partnership and, therefore, taxes apply to each partner individually.

                                                                   Effective Tax Rate
Year                                                                       Percentage
-------------------------------------------------------------------------------------
1994                                                                             30.8
1993                                                                             28.8
1992                                                                             30.1

Income taxes of $124 million increased $13 million over last year's $111 million. The effective tax rate for the year was 30.8 percent compared to 28.8 percent in 1993. The 2.0 point increase in the rate results from 1993 benefiting from adoption of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes" (FAS 109) and a shift in earnings to higher tax jurisdictions.

Net income for 1994 was $279 million, or $4.00 per share, compared to 1993 net income of $273 million, or $3.82 per share. The year-over-year increase in net income and earnings per share was 2.2 percent and 4.7 percent, respectively. Share repurchases during 1994 increased earnings per share by approximately $.05.

1993 COMPARED TO 1992

Revenues for 1993 were $1,828 million, an increase of 19 percent over the $1,538 million reported in 1992. Net sales in 1993 were $1,792 million, an increase of 20 percent over 1992 net sales of $1,497 million. Price and volume gains in the core business amounted to approximately $95 million and acquisitions contributed about $290 million. These gains were offset by $90 million of unfavorable currency effects. The acquisitions of Bayrol, Lowi, Four Seasons and Aqua Chem, completed in 1993, added approximately $120 million in sales. In addition, the full year effect of the 1992 acquisitions of Chemol, Societe Francaise d'Organo-Synthese ( GLCF) and Octel Kuhlmann added approximately $170 million in sales.

Gross margins of 37 percent remained essentially unchanged from 1992. Gross profits of $659 million were up $106 million, or 19 percent over 1992 gross profit of $552 million. On an overall basis, about half of the increase in gross profits was contributed by recent acquisitions. Profit margins of these businesses, especially the Hungarian trading company, are generally lower than the Company's average. The remainder of the gross profit increase came from the aforementioned price and volume improvements which more than offset negative currency effects. Changes in production costs and purchased material prices were not a significant factor on gross margin.

SAR expenses in 1993 were $234 million, an increase of $45 million, or 24 percent, over 1992. As a percentage of sales, SAR expense increased 0.5 percentage points to 13 percent. Acquisitions accounted for most of the increase in expense and higher SAR percent to sales ratio.

Equity in earnings of affiliates and other income amounted to $36 million in 1993, down $6 million from the $42 million recorded in 1992 primarily due to the decline in affiliate earnings and the late 1992 acquisition of a company that had previously been 50 percent owned.

Interest and other expenses amounted to $46 million in 1993, compared to $44 million in 1992. Interest expense, net of amounts capitalized, declined $4 million, reflecting reduced borrowings at lower interest rates. Amortization of intangible assets, primarily goodwill, increased $11 million to $28 million from the $17 million recorded in 1992. In 1993, the Company accelerated the amortization of goodwill related to the purchase of Octel to better match amortization with the anticipated decline of the lead compound business resulting in an additional $9 million charge. The balance of the goodwill amortization increase is associated with recent acquisitions. In 1993, other expenses declined $8 million from 1992, due in large part to the 1992 write-off of a Russian receivable relating to sales made in 1991.

Income taxes of $111 million increased 11 percent over the prior year as a result of higher net income offset by a lower effective tax rate. The effective tax rate for the year was 28.8 percent, down 1.3 points from 1992. The rate declined due to the adoption of FAS 109 partially offset by the cumulative effect of the change in tax laws resulting from the passage of the 1993 Tax Act.

Net income in 1993 was $273 million, a 17 percent increase over 1992 net income of $233 million. Earnings per share increased to $3.82 per share, up 17 percent from the $3.27 per share earned in 1992. Net income as a percentage of revenues was 15 percent in both years.

FINANCIAL CONDITION AND LIQUIDITY

The Company's goal is to return 20 percent or more on stockholders' average equity. This goal was again exceeded in 1994. Management continues to emphasize allocating resources to capital projects and strategic acquisitions that meet or exceed the Company's return on investment targets.

Year                                                         Return on Equity
-----------------------------------------------------------------------------
1994                                                                     21.7
1993                                                                     23.6
1992                                                                     23.8

Cash provided by operating activities, exclusive of the special cash dividend received from HCC, amounted to $296 million, slightly less than the $300 million generated in 1993. The Company utilized this strong cash flow augmented by the special dividend and commercial paper borrowings to finance the expansion of its core businesses productive capacity, make strategic acquisitions, increase dividends to stockholders, and repurchase approximately
4.2 million shares of stock. Cash and cash equivalents were $145 million including $97 million of short-term cash investments, a decrease of $35 million from a year ago.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND
FINANCIAL CONDITION

The Company's investment in working capital, excluding cash and cash equivalents, amounted to $407 million as of December 31, 1994, an increase of $98 million from the prior year. Accounts receivable increased $110 million since the end of 1993 and reflect the impact of recent acquisitions and strong fourth quarter sales. Day sales outstanding in accounts receivable were 71 days, an improvement of 5 days compared to the 76 day sales outstanding at the end of 1993. In part, the improvement resulted from a higher level of sales in product areas where payment terms are shorter.

Inventories increased $42 million to $317 million at the end of 1994 primarily due to acquisitions. Inventory turnover of 4.2 times improved slightly from 1993.

Spending for plant and equipment amounted to $123 million in 1994, an increase of 55 percent over 1993. Capital investments centered on productive capacity additions in key product areas like flame retardants. In 1995, the Company anticipates capital spending in the $150 million range to expand productive capacity including the production of elemental bromine, a key building block in producing flame retardants, water treatment and other core products.

Spending on environmental related capital projects was approximately $10 million in 1994 which is slightly lower than the prior year. Capital for environmental related projects in 1995 should be consistent with 1994 levels.

Investments in and advances to unconsolidated subsidiaries declined $119 million in 1994, due primarily to a special, one time, cash dividend received from HCC in December 1994. The dividend declared by HCC's Board was payable in the form of cash or stock at the election of each shareholder. HCC's only other shareholder elected to receive additional shares of stock. The resultant effect is that the Company's ownership interest in HCC was reduced to 17 percent from 40 percent. The Company intends to use a portion of the proceeds to repurchase outstanding shares of common stock.

The Company continues to utilize commercial paper borrowing as its primary source of external financing due to interest rate considerations. Commercial paper borrowings at December 31, 1994, amounted to $87 million. No commercial paper was outstanding at the end of 1993. At December 31, 1994, the level of debt to total capitalization was 9.7 percent, up from 5.1 percent at December 31, 1993.

The Company recently negotiated a $250 million, five year credit facility with various banks. The new facility replaced a three year, $190 million facility. The credit facility provides backup to the commercial paper program. Additionally, the Company has a shelf registration on file with the Securities and Exchange Commission for $200 million of debt securities which could be issued to finance acquisitions or fund other corporate requirements. Management has no immediate plans to issue debt securities under the registration statement.

Other noncurrent liabilities of $127 million include a $48 million reserve for expected future personnel reductions, plant closures and decontamination costs at Octel's alkyl lead plants in the United Kingdom, France, and Italy as demand for these products diminishes. Approximately $7 million was expended in 1994, compared to $4 million in 1993. The Company anticipates that operations in France and Italy will cease over the next 12 to 36 months. Spending on plant closures should be in the $7 million range in 1995 and the $10 million range in 1996. Production at the U.K. plants should continue into the next century at the current rate of market decline.

Deferred revenues of $74 million included in other noncurrent liabilities represent partial payments for future delivery of product under a long-term supply agreement with a major customer. The Company recognizes revenue using the units-of-production method to amortize deferred revenue for this product over the expected life of the contract. There was no production under this agreement in 1994. Under the terms of the contract, the Company is entitled to retain the advanced payment regardless of production volumes.

Stockholders' equity was $1,311 million, or $19.48 per share, at December 1994, compared to $1,257 million, or $17.63 per share, at the end of 1993. Over the past ten years, stockholders' equity has grown at a compound rate of 22 percent.

Dividends increased for the twenty-second consecutive year totaling $27 million, or $.39 per share, compared with $25 million, or $.35 per share, in the prior year.

In 1994, the Company purchased 4.2 million shares of its stock for a total cost of $232 million under various share repurchase programs authorized by the Board of Directors. The average price per share of the stock purchased was $55.47. At December 31, 1994, management had a remaining authorization to repurchase 3.2 million shares. Management's intention is to acquire additional shares to the extent of the authorization when market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the remeasurement of foreign currency denominated assets and liabilities into U.S. dollars. The change in the cumulative translation adjustment increased stockholders' equity by $29 million in 1994. The increase reflects the strengthening of European currencies, particularly the British pound sterling, against the dollar. Approximately 50 percent of the Company's net assets are in Europe, predominantly the United Kingdom.

OTHER MATTERS

The Company's operations, like those of most companies which use or make chemicals, are subject to stringent laws and regulations relating to maintaining or improving the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Normal spending for environmental compliance, including that associated with waste minimization and pollution prevention programs, amounted to approximately $28 million in 1994 and about $25 million in 1993, including approximately $10 million and $12 million for capital equipment in 1994 and 1993, respectively. Spending for environmental compliance is anticipated to be in the same range in 1995.

The Company is a party to various governmental and private environmental actions associated with current and former manufacturing sites and waste disposal sites, including some sites that are on the Environmental Protection Agency's Superfund National Priority List. In most instances, the Company has been viewed as a de minimis contributor and has not expended any significant amounts for remediation. Future environmental compliance and remediation costs are, at best, difficult to quantify with reasonable assurance. This is due to many factors including the speculative nature of remediation methods and costs, conflicting and imprecise data regarding the nature and extent of waste, the number of other parties involved, and changing governmental regulations. Based upon the information currently available, management believes that adequate provisions have been made in the financial statements and future costs will not have a materially adverse impact on the Company's consolidated financial position.

Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years and can be offset through a combination of price increases and productivity improvements.

With the Company's strong balance sheet, substantial free cash flow, and access to low-cost external financing, the Company is well-positioned to capitalize on opportunities that may arise in 1995.


1994--Stock Price Data
                                           Low                    High
------------------------------------------------------------------------
1st Quarter                                67-1/2                 82
2nd Quarter                                48-3/4                 71
3rd Quarter                                53-5/8                 61-1/2
4th Quarter                                51-3/4                 59-5/8
Year-End Close                             57

1993--Stock Price Data
                                           Low                    High
------------------------------------------------------------------------
1st Quarter                                66-3/4                 81-1/4
2nd Quarter                                65-1/2                 84
3rd Quarter                                64-1/2                 72-5/8
4th Quarter                                70-3/4                 79-1/4
Year-End Close                             74-5/8


Cash Dividends Paid
                                           1994                   1993
------------------------------------------------------------------------
1st Quarter                                .09                    .08
2nd Quarter                                .095                   .085
3rd Quarter                                .095                   .085
4th Quarter                                .10                    .09


FINANCIAL REVIEW

(in thousands of dollars, except per share data)
                                                              1994            1993              1992            1991
SUMMARY OF EARNINGS
   Revenues                                            $2,110,653       1,827,796         1,538,169       1,347,881
     Percent increase over previous year                     15.5            18.8              14.1            21.0
   Income before taxes and minority interest           $  435,902         415,023           361,022         320,321
     Percent of revenues                                     20.7            22.7              23.5            23.8
   Income taxes                                        $  124,000         110,600           100,000          68,000
     Percent of income before taxes                          30.8            28.8              30.1            30.2
   Net income                                          $  278,675         272,784           232,735         157,473
     Per share*                                        $     4.00            3.82              3.27            2.23
     Percent of revenues                                     13.2            14.9              15.1            11.7
     Percent of stockholders' average equity                 21.7            23.6              23.8            19.2

FINANCIAL POSITION AT YEAR-END
   Working capital                                     $  551,735         489,179           342,171         338,009
   Current ratio                                              2.3             2.3               1.8             2.1
   Capital expenditures                                $  123,109          79,270            69,368          71,243
   Total assets                                        $2,111,465       1,900,864         1,731,989       1,649,132
   Long-term debt                                      $  143,661          61,041            45,642         139,788
     Percent of total capitalization                          9.7             5.1               7.3           4.4**
SHARE DATA
   Stockholders' equity                                $1,310,948       1,256,563         1,052,851         900,344
     Per share*                                        $    19.48           17.63             14.75           12.69
   Cash dividends per share*
     Declared during year                              $      .39             .35               .31             .27
     Paid during year                                  $      .38             .34               .30             .26
     Payout as percent of net income                          9.8             9.2               9.5            12.1
   Shares outstanding*
     Average during year                               69,658,653      71,329,145        71,164,010      70,700,332
     At year-end                                       67,297,420      71,274,796        71,410,458      70,923,990
   Stock price*
     High                                              $   82              84                71-3/8          58
     Low                                               $   48-3/4          64-1/2            50-1/4          30-3/8
     At year-end                                       $   57              74-5/8            69-1/4          57-1/4

 *Restated to reflect the 100 percent stock dividends on January 30, 1992, and
  October 31, 1989.
**Excludes debt of $125 million incurred to fund the acquisition of Shell's interest in Octel.

                               Great Lakes Chemical Corporation and Subsidiaries

                                                                                                       Ten-Year
                                                                                                         Growth
       1990          1989          1988          1987          1986           1985          1984     Percentage

  1,113,519       847,738       616,046       501,010       305,703        281,952       283,261           22.2
       31.4          37.6          23.0          63.9           8.4           (.5)          24.1
    289,890       201,671       143,488        85,036        42,717         45,368        56,543           22.7
       26.0          23.8          23.3          17.0          14.0           16.1          20.0
     68,600        45,000        40,200        29,500        15,900         16,550        20,975
       32.8          26.8          28.0          34.7          37.2           36.5          37.1
    140,849       122,918       103,288        55,536        26,817         28,818        35,568           22.9
       2.00          1.76          1.48           .83           .44            .48           .60           20.9
       12.6          14.5          16.8          11.1           8.8           10.2          12.6
       21.1          22.9          23.6          18.2          13.0           15.7          22.6


    301,092       236,648       100,238       101,083       113,370         78,009        66,728           23.5
        2.0           2.1           1.8           1.9           2.4            2.3           2.4
     48,565        40,466        47,017        35,186        18,327         25,601        28,770
  1,406,296     1,097,400       663,838       577,087       491,567        323,121       284,414           22.2
     76,657       113,700        19,266        42,149       163,319         36,862        35,011
       12.8          17.5           3.7           9.4          40.1           15.5          15.6


    744,158       590,861       482,225       392,602       216,265        195,416       172,750           22.5
      10.56          8.42          6.91          5.64          3.60           3.26          2.89           21.0

        .23           .20           .18           .16           .14            .12           .10           14.6
        .22           .19           .17           .15           .13            .11           .09           15.5
       11.5          11.1          11.8          18.6          30.2           23.8          16.0

 70,287,088    69,885,212    69,658,840    66,469,556    59,992,472     59,841,260    59,654,404
 70,443,150    70,098,826    69,653,184    69,580,948    60,044,516     59,908,468    59,741,792

     34            24            16-1/2        19-1/4        11-1/8         11-1/8         9-5/8
     20-3/8        14-1/8        12-1/8        9              7-1/2          7-7/8         6
     31-7/8        23-5/8        14-5/8        13-1/2         9              9-3/4         8-3/8           21.1

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars, except per share data)

YEAR ENDED DECEMBER 31                                       1994             1993             1992

REVENUES
  Net sales                                             $2,065,008       $1,792,042       $1,496,478
  Equity in earnings of affiliates and other income         45,645           35,754           41,691
                                                        ----------       ----------       ----------
                                                         2,110,653        1,827,796        1,538,169
                                                        ----------       ----------       ----------
COSTS AND EXPENSES
  Cost of products sold                                  1,369,618        1,133,352          944,186
  Selling, administrative and research expenses            256,701          233,909          189,282
  Interest and other expenses                               48,432           45,512           43,679
                                                        ----------       ----------       ----------
                                                         1,674,751        1,412,773        1,177,147
                                                        ----------       ----------       ----------

INCOME BEFORE TAXES AND MINORITY INTEREST                  435,902          415,023          361,022

MINORITY INTEREST IN INCOME OF SUBSIDIARIES                 33,227           31,639           28,287
                                                        ----------       ----------       ----------

INCOME BEFORE TAXES                                        402,675          383,384          332,735

INCOME TAXES                                               124,000          110,600          100,000
                                                        ----------       ----------       ----------

NET INCOME                                                 278,675          272,784          232,735
                                                        ----------       ----------       ----------

RETAINED EARNINGS AT BEGINNING OF YEAR                   1,160,173          912,352          701,698

CASH DIVIDENDS DECLARED                                     26,958           24,963           22,081
                                                        ----------       ----------       ----------

RETAINED EARNINGS AT END OF YEAR                        $1,411,890       $1,160,173       $  912,352
                                                        ==========       ==========       ==========

NET INCOME PER SHARE                                    $     4.00       $     3.82       $     3.27

CASH DIVIDENDS DECLARED PER SHARE                       $      .39       $      .35       $      .31

AVERAGE SHARES OUTSTANDING                              69,658,653       71,329,145       71,164,010

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars)

DECEMBER 31                                                                         1994              1993
ASSETS
CURRENT ASSETS
 Cash and cash equivalents                                                    $  144,666        $  179,734
 Accounts and notes receivable, less allowance of
   $7,758 and $7,088, respectively                                               493,614           383,129
 Inventories                                                                     316,623           275,062
 Prepaid expenses                                                                 24,774            18,994
                                                                              ----------        ----------
 TOTAL CURRENT ASSETS                                                            979,677           856,919
                                                                              ----------        ----------

PLANT AND EQUIPMENT                                                              605,924           468,010

EXCESS OF INVESTMENT OVER NET ASSETS OF SUBSIDIARIES ACQUIRED                    411,028           341,079

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                          66,479           185,789

OTHER ASSETS                                                                      48,357            49,067
                                                                              ----------        ----------
                                                                              $2,111,465        $1,900,864
                                                                              ==========        ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
 Notes payable                                                                $    7,793        $   10,253
 Accounts payable                                                                184,823           136,957
 Accrued expenses                                                                101,615            92,612
 Income taxes payable                                                            118,203           109,746
 Dividends payable                                                                 6,730             6,415
 Current portion of long-term debt                                                 8,778            11,757
                                                                              ----------        ----------
 TOTAL CURRENT LIABILITIES                                                       427,942           367,740
                                                                              ----------        ----------

LONG-TERM DEBT, LESS CURRENT PORTION                                             143,661            61,041

OTHER NONCURRENT LIABILITIES                                                     126,907           123,618

DEFERRED INCOME TAXES                                                             75,652            73,298

MINORITY INTEREST                                                                 26,355            18,604

STOCKHOLDERS' EQUITY
 Common stock, $1 par value, authorized 200,000,000 shares,
   issued 72,024,520 and 71,817,996 shares, respectively                          72,025            71,818
 Paid-in capital                                                                 112,667           107,268
 Retained earnings                                                             1,411,890         1,160,173
 Cumulative translation adjustment                                               (25,222)          (54,563)
 Less treasury stock, at cost, 4,727,100 and 543,200 shares, respectively       (260,412)          (28,133)
                                                                              ----------        ----------
 TOTAL STOCKHOLDERS' EQUITY                                                    1,310,948         1,256,563
                                                                              ----------        ----------
                                                                              $2,111,465        $1,900,864
                                                                              ==========        ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars)

YEAR ENDED DECEMBER 31                                               1994             1993              1992
OPERATING ACTIVITIES
 Net income                                                      $278,675         $272,784          $232,735
 Adjustments to reconcile net income to net cash
   provided by operating activities:
    Depreciation and depletion                                     72,663           62,475            58,433
    Amortization of intangible assets                              29,634           27,541            16,450
    Deferred income taxes                                             700           (3,000)            3,000
    Net remitted (unremitted) earnings of affiliates              112,312           (4,348)           (5,374)
    Loss (gain) on sale of assets                                     (65)          (4,418)              114
    Other                                                          (1,365)           2,792            (4,609)
    Change in operating assets and liabilities,
         net of effects from business combinations:
            Accounts receivable                                   (95,097)         (33,281)           (4,454)
            Inventories                                            (9,969)           6,670             3,484
            Other current assets                                   (6,602)           2,042            (9,265)
            Accounts payable and accrued expenses                  35,010          (51,048)          (12,197)
            Income taxes and other current liabilities             10,131           21,765            42,257
                                                                 --------         --------          --------
NET CASH PROVIDED BY OPERATING ACTIVITIES                         426,027          299,974           320,574

INVESTING ACTIVITIES
 Plant and equipment additions                                   (123,109)         (79,270)          (69,368)
 Business combinations, net of cash acquired                     (198,494)         (89,827)         (204,087)
 Use of time deposit to fund acquisition                               --               --           114,000
 Proceeds from sale of assets                                      11,700           14,024               480
 Other                                                             21,484           (8,449)            9,161
                                                                 --------         --------          --------
NET CASH USED IN INVESTING ACTIVITIES                            (288,419)        (163,522)         (149,814)

FINANCING ACTIVITIES
 Net (repayment) and borrowings under short-term credit lines       1,243          (11,941)            4,256
 Net proceeds from (payments of) long-term borrowings              (8,026)          15,234             9,047
 Net increase (decrease) in commercial paper and
   other long-term obligations                                     85,042          (49,995)          (92,958)
 Net decrease in other noncurrent liabilities                      (8,098)          (4,015)           (5,640)
 Minority interest                                                  9,751             (822)            6,301
 Proceeds from stock options exercised                              3,336            3,203             2,873
 Cash dividends declared                                          (26,958)         (24,963)          (22,081)
 Repurchase of common stock                                      (232,279)         (25,540)               --
                                                                 --------         --------          --------
NET CASH USED IN FINANCING ACTIVITIES                            (175,989)         (98,839)          (98,202)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS                                                   3,313            1,320           (12,728)
                                                                 --------         --------          --------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                  (35,068)          38,933            59,830

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                    179,734          140,801            80,971
                                                                 --------         --------          --------
CASH AND CASH EQUIVALENTS AT END OF YEAR                         $144,666         $179,734          $140,801
                                                                 ========         ========          ========

See notes to consolidated financial statements.
Parentheses indicate decrease in cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                              Great Lakes Chemical Corporation and Subsidiaries

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

Cash Equivalents
Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

Inventories
Approximately 90 percent of inventories are stated at the lower of cost (first-in, first-out method) or market.

Plant and Equipment
Plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line, declining-balance and unit-of-production methods. The costs of gas wells, leases and royalty interests are amortized by the unit-of-production method based upon estimated recoverable reserves and annual volumes of production.

Excess of Investment Over Net Assets of Subsidiaries Acquired
Excess of investment over net assets of subsidiaries acquired (goodwill) is amortized over periods of eight to 40 years. The Company regularly evaluates the realizability of goodwill based on projected undiscounted cash flows and operating income for each business having material goodwill balances. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1994. As of December 31, 1994 and 1993, accumulated amortization was $63,941,000 and $43,242,000, respectively.

Income Taxes
Income taxes are provided on the portion of the income of unconsolidated affiliates that is expected to be remitted to the parent company and be taxable.

Retirement Plans
Noncontributory defined benefit pension plans cover substantially all employees located in the United States, and contributory defined benefit pension plans cover substantially all employees in the United Kingdom. Accrued pension costs of qualified plans are funded. Pension contributions are computed actuarially using the projected unit credit cost method and include normal costs and amortization of prior service costs over approximately 30 years.

Share Data
Net income per share is computed on the weighted average number of shares outstanding for all periods presented. The effect on net income per share resulting from the assumed issuance of shares reserved for stock options is not material.

ACQUISITIONS

On September 7, 1994, the Company completed the acquisition of E. I. du Pont de Nemours & Company's (DuPont) petroleum additives business including DuPont's North and South American tetraethyl lead business for approximately $50,000,000. Octel America, Inc., a wholly-owned subsidiary of Great Lakes, acquired the non-tetraethyl lead portion of the business whose products consist of corrosion inhibitors, petroleum dyes, conductivity improvers, antioxidants, metal sequestering agents, diesel fuel stabilizers and valve seat recession protectors. A wholly-owned subsidiary of The Associated Octel Company, Ltd. (Octel), purchased the tetraethyl lead portion of the business. Octel is a majority-owned subsidiary of the Company. The excess of purchase price over the book value of net assets acquired totaled approximately $35,000,000.

The Company's acquisition of EniChem Synthesis S.p.A. (renamed GLCI) was completed on April 21, 1994, for approximately $90,000,000 in cash. The excess of purchase price over the net assets acquired amounted to $25,000,000. Headquartered in Milan, Italy, GLCI is a leading manufacturer of antioxidants and UV absorbers with annual revenues approaching $90,000,000. GLCI operates manufacturing facilities in Pedrengo and Ravenna, Italy, and a research and development center in Bolgiano, Italy. The acquisition complements the Company's existing polymer additives business by bringing an extensive line of new products and technology. The acquisition creates synergies and cost reduction opportunities in supplying a worldwide customer base.

Other acquisitions completed in 1994 include a U.K.-based distributor of pool and spa chemicals and equipment, a Southeastern U.S. distributor of pool chemicals and spa equipment, a trichloroisocyanuric acid (trichlor) dry sanitizer plant that provides a key raw material used in the production of swimming pool products, and the 50 percent balance of a European joint venture involved in providing oil field services. The acquisitions cost approximately $43,000,000. The excess of purchase price over the net assets acquired amounted to approximately $6,000,000.

In 1993, the Company completed four acquisitions described below at a total cost of $72,000,000, including $10,000,000 in future payments to be made over four years. The excess of purchase price over the net assets acquired amounted to approximately $30,000,000.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Two of the acquisitions strengthened the Company's position in the recreational water treatment market. On January 4, 1993, the Company completed the purchase of Bayrol Chemische Fabrik GmbH (Bayrol). Bayrol's headquarters and manufacturing plants are in Munich, Germany, and it maintains sales and distribution centers in France and Spain. On May 3, 1993, the Company acquired Aqua Chem, a supplier of swimming pool and spa chemicals to mass merchants in the United States.

In January 1993, the Company completed the purchase of Four Seasons Industrial Services, Inc., and two associated companies. Located at Greensboro, North Carolina, Four Seasons provides environmental remediation, consulting and on-site treatment services.

In June 1993, the Company acquired LOWI, a Germany-based manufacturer of antioxidants and ultraviolet absorbers, to complement the Company's worldwide polymer stabilizers business.

On October 2, 1992, the Company acquired Societe Francaise d'Organo-Syntheses
(GLCF). The purchase price consisted of approximately $55,000,000 in cash at closing and annual cash payments for a period of five years totaling approximately $9,000,000. The excess of purchase price over the book value of net assets acquired amounted to approximately $12,000,000. GLCF, headquartered near Paris with manufacturing facilities in Catenoy and Persan, France, produces polymer additives and specialty polymers.

On March 16, 1992, the Company completed its purchase of Shell U.K. Limited's (Shell) 36.67 percent interest in Octel Associates and The Associated Octel Company, Limited. Together with the Company's previous acquisition of 51.15 percent on May 18, 1989, its total interest in Octel is 87.82 percent. The purchase agreement had a July 1, 1991, effective date but closing was delayed pending resolution of various partnership issues. The Company has included the additional earnings from Octel effective January 1, 1992. At closing, the Company paid Shell approximately $138,000,000 plus interest from July 1, 1991. The Company received from Shell approximately $46,000,000 plus interest representing Shell's share of partnership distributions since July 1, 1991. Additionally, the Company compensated Shell for the related United Kingdom income tax liability from July 1, 1991, to closing. The excess of purchase price over the book value of net assets acquired was approximately $21,000,000, including purchase accounting adjustments.

The Company's May 18, 1989, acquisition agreement for Octel with three major oil companies provides for profit participation payments for specified periods of time after the date of acquisition. Such profit participation is treated as an adjustment to the purchase price. These payments amounted to approximately $16,000,000 in 1994 and to approximately $149,000,000 since acquisition.

All acquisitions have been accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. The following represents the unaudited pro forma results of operations as if the above-noted business combinations had occurred at the beginning of the respective year in which the companies were acquired as well as at the beginning of the immediately preceding year:

(in thousands, except earnings per share)
Year Ended December 31                1994               1993               1992
--------------------------------------------------------------------------------
Net sales                       $2,124,000         $1,926,500         $1,848,600
Net income                      $  287,000         $  283,000         $  236,900
Earnings per share              $     4.12         $     3.96         $     3.33

The pro forma results do not purport to present the Company's actual operating results had the acquisitions been made at the beginning of 1994, 1993, and 1992, or the results which may be expected in the future.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

(in thousands)
December 31              1994                1993
-------------------------------------------------
Cash                 $ 47,171            $ 28,415
Time deposits          97,495             151,319
                     --------            --------
                     $144,666            $179,734
                     ========            ========


INVENTORIES
The major components of inventories are as follows:

(in thousands)
December 31                     1994                1993
--------------------------------------------------------
Finished products           $223,822            $190,867
Raw materials                 62,478              54,333
Supplies                      30,323              29,862
                            --------            --------
                            $316,623            $275,062
                            ========            ========

Cost of applicable inventories using the last-in, first-out valuation method approximates current cost at December 31, 1994 and 1993.

                               Great Lakes Chemical Corporation and Subsidiaries

PLANT AND EQUIPMENT
Plant and equipment consist of the following:

(in thousands)
December 31                                                     1994                1993
----------------------------------------------------------------------------------------
Land                                                      $   24,229            $ 14,200
Buildings and land improvements                              116,833              86,293
Equipment and
   leasehold improvements                                    789,951             674,354
Gas wells, leases and royalty interests                        4,791               4,670
Construction in progress (estimated
   additional cost to complete at
   December 31, 1994, $97,000)                               102,297              51,267
                                                          ----------            --------
                                                           1,038,101             830,784
Less allowances for depreciation,
   depletion and amortization                                432,177             362,774
                                                          ----------            --------
                                                          $  605,924            $468,010
                                                          ==========            ========

The estimated useful lives for purposes of computing depreciation are: buildings and land improvements, 7-40 years; equipment and leasehold improvements, 2-17 years.

Maintenance and repairs charged to costs and expenses were $89,164,000, $81,420,000, and $72,070,000 for 1994, 1993, and 1992, respectively.

Rent expense for all operating leases amounted to $20,747,000, $16,138,000, and $12,248,000 for 1994, 1993, and 1992, respectively.

NOTES PAYABLE
Data concerning borrowings are as follows:

                                        1994              1993             1992
--------------------------------------------------------------------------------
Amounts borrowed (in thousands):
   Maximum during
      the year                        $34,758          $31,082           $25,487
   Average for the year               $11,916          $17,734           $16,606
Weighted average interest rates:
   At December 31                        6.6%             8.5%              9.4%
   On borrowings during the year         6.7%             7.6%              9.4%

The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines.

LONG-TERM DEBT
Long-term debt is summarized as follows:

(in thousands)
December 31                                      1994               1993
---------------------------------------------------------------------------
Commercial paper, 1994 year-end
   average interest rate of 5.7%             $ 86,954            $    --
Industrial development bonds, at fixed
   and variable interest rates from 3.0%
   to 7.6% at December 31, 1994
   (weighted average 4.1%) with
   maturities to May 2025                      21,685             22,335
Other                                          43,800             50,463
                                             --------            -------
                                              152,439             72,798
Less current portion                            8,778             11,757
                                             --------            -------
                                             $143,661            $61,041
                                             ========            =======

The Company maintains a five-year, $250,000,000 credit agreement with a group of eight banks which serves as a backup facility for the Company's commercial paper program. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including a maximum leverage ratio and an interest coverage rate. The Company's commercial paper is rated A-1 by Standard and Poor's and P-1 by Moody's.

The Company has on file a shelf registration with the Securities and Exchange Commission for $200,000,000 of debt securities. Once issued, the security proceeds will be utilized by the Company as required from time to time for acquisitions and other corporate purposes.

Long-term debt matures as follows: 1995, $8,778,000; 1996, $7,925,000; 1997,
$6,181,000; 1998, $3,543,000; and 1999, $88,277,000.

During 1994, 1993, and 1992, interest costs were $11,856,000, $8,174,000 and
$12,383,000, respectively, of which $1,737,000, $928,000 and $1,023,000, respectively, were capitalized as additional costs of equipment and leasehold improvements in connection with the expansion of physical facilities. In these years, interest payments were $12,075,000, $8,167,000 and $11,946,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities consist of the following:


(in thousands)
December 31                                                     1994               1993
----------------------------------------------------------------------------------------
Future estimated closing costs of Octel's
   TEL manufacturing facilities                             $ 48,271           $ 48,646
Deferred revenue                                              74,116             62,433
Other                                                          4,520             12,539
                                                            --------           --------
                                                            $126,907           $123,618
                                                            ========           ========

Deferred revenue represents funds provided as an advance partial payment for product to be delivered under the terms of a long-term supply contract with a major customer. The Company recognizes the deferred revenue in its earnings using a units-of-production method.

INCOME TAXES
The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes and deferred income taxes, a reconciliation of the U.S. statutory income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities. The 1994 and 1993 tax data is presented on the liability method. The 1992 data is on the deferred method. The cumulative effect of adopting the liability method in 1993 was an increase in net income of $3,000,000.

Income Before Taxes:

(in thousands)
Year Ended December 31           1994             1993             1992
-----------------------------------------------------------------------
Domestic                     $145,351         $148,078         $127,745
Foreign                       257,324          235,306          204,990
                             --------         --------         --------
                             $402,675         $383,384         $332,735
                             ========         ========         ========



Provisions for Income Taxes:


(in thousands)
Year Ended December 31                    1994             1993             1992
---------------------------------------------------------------------------------
Current:
    Federal                           $ 39,500         $ 39,600         $ 34,250
    State                                6,000            5,600            4,700
    Foreign                             77,800           68,400           58,050
                                      --------         --------         --------
                                       123,300          113,600           97,000
                                      --------         --------         --------
Deferred:
    Domestic                            (6,100)           1,300            1,200
    Foreign                              6,800           (4,300)           1,800
                                      --------         --------         --------
                                           700           (3,000)           3,000
                                      --------         --------         --------
                                      $124,000         $110,600         $100,000
                                      ========         ========         ========

Provisions for Deferred Income Taxes:


(in thousands)
Year Ended December 31                1994             1993             1992
------------------------------------------------------------------------------
Equity in affiliates               $(8,313)         $   559          $   385
Depreciation                         4,297            1,735            4,196
Other                                4,716           (5,294)          (1,581)
                                   -------          -------          -------
                                   $   700          $(3,000)         $ 3,000
                                   =======          =======          =======

Effective Income Tax Rates Reconciliation:



Year Ended December 31                    1994             1993             1992
----------------------------------------------------------------------------------
U.S. statutory income tax rate             35.0%            35.0%           34.0%
Decrease resulting from:
    SFAS 109                                 --             (0.8)             --
    Reversal of prior provisions           (2.0)            (2.3)             --
    Other                                  (2.2)            (3.1)           (3.9)
                                           ----             ----            ----
Effective income tax rate                  30.8%            28.8%           30.1%
                                           ====             ====            ====

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:


(in thousands)
December 31                                  1994             1993
--------------------------------------------------------------------
Deferred tax assets                       $17,215          $15,339
                                          =======          =======
Deferred tax liabilities
   Depreciation                           $54,997          $50,700
   Foreign liabilities
      pending settlements                  20,000           20,000
   Undistributed affiliate earnings         1,352            9,665
   Other                                   11,224            4,632
                                          -------          -------
                                          $87,573          $84,997
                                          =======          =======

Cash payments for income taxes were $109,337,000, $105,169,000 and $55,988,000 in 1994, 1993, and 1992, respectively.

                               Great Lakes Chemical Corporation and Subsidiaries

STOCKHOLDERS' EQUITY
Changes in common stock and paid-in capital accounts are summarized as follows:

                                              Common Stock                     Paid-In
(dollar amounts in thousands)           Shares              Amount             Capital
----------------------------------------------------------------------------------------
Balance at
   December 31, 1991                71,090,090             $71,090            $ 91,570

   Exercise of stock
      options, net of
      shares exchanged                 486,468                 486               2,387
   Tax benefit from
      early disposition
      of stock by optionees                 --                  --               7,000
                                    ----------             -------            --------
Balance at
   December 31, 1992                71,576,558              71,576             100,957

   Exercise of stock
      options, net of
      shares exchanged                 241,438                 242               2,961
   Tax benefit from
      early disposition
      of stock by optionees                 --                  --               3,350
                                    ----------             -------            --------
Balance at
   December 31, 1993                71,817,996              71,818             107,268

   Exercise of stock
      options, net of
      shares exchanged                 206,524                 207               3,129
   Tax benefit from
      early disposition
      of stock by optionees                 --                  --               2,270
                                    ----------             -------            --------
Balance at
   December 31, 1994                72,024,520             $72,025            $112,667
                                    ==========             =======            ========

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

In 1994, the Company purchased 4,183,900 shares of its common stock for a total cost of $232,279,000. During 1993, the Company purchased 377,100 shares of its stock for a total cost of $25,540,000.

Changes in the cumulative translation adjustment account are as follows:

(in thousands)
Year Ended December 31                    1994              1993              1992
-----------------------------------------------------------------------------------
Balance at beginning of year          $(54,563)         $(29,441)          $38,579
Translation adjustments
   and gains and losses from
   hedging transactions                 29,341           (25,122)          (64,720)
Allocated income taxes                      --                --            (3,300)
                                      --------          --------          --------
Balance at end of year                $(25,222)         $(54,563)         $(29,441)
                                      ========          ========          ========

The 1994 increase in the cumulative translation adjustment account was principally due to the effect of the weakening U.S. dollar in relation to the currencies of the various foreign countries in which the Company operates, particularly the pound sterling. Conversely, the U.S. dollar strengthened in 1993 and 1992 decreasing the cumulative translation adjustment account.

STOCK OPTIONS
In May 1993, the stockholders adopted the 1993 Employee Stock Compensation Plan for officers and other key employees, authorizing the issuance of 2,000,000 shares of the Company's common stock upon exercise of incentive stock options, non-qualified stock options or other stock-based awards. The Plan generally replaces the 1984 Plan which expired in May 1994. Under the Plans, options are granted at the market value at date of grant, become exercisable over periods of one to three years after grant and expire ten years from the date of grant.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following summarizes the changes in options under the Plans for the years 1994 and 1993:

                                   Shares                Option
                             Under Option                Prices
---------------------------------------------------------------
Outstanding at
   December 31, 1992            1,923,482       $5.88 to $69.25

   Granted                        227,100        67.63 to 78.25
   Exercised                     (258,387)        5.88 to 61.88
   Terminated                      (8,632)        5.88 to 78.25
                                ---------       ---------------
Outstanding at
   December 31, 1993            1,883,563         6.89 to 78.25

   Granted                        240,600        54.00 to 77.50
   Exercised                     (233,315)        6.89 to 66.13
   Terminated                     (40,211)        9.25 to 78.25
                                 --------       ---------------
Outstanding at
   December 31, 1994            1,850,637       $9.25 to $77.50
                                =========       ===============

Currently Exercisable           1,409,791       $6.69 to $76.00
                                =========       ===============

Options outstanding at December 31, 1994, have an average option price of $39.47 per share and expire from March 11, 1995, to December 6, 2004. A total of 1,883,563 shares are reserved for future grants as of December 31, 1994.

RETIREMENT PLANS
The Company maintains several noncontributory defined benefit pension plans covering substantially all U.S. employees. Benefits are based on total compensation, as defined, and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to meet the funding requirements of federal laws and regulations, as determined by the Company's actuary. The plans' assets are invested by an insurance company, one bank, and four investment management companies in various commingled and segregated funds holding equities, bonds, guaranteed income contracts and cash or cash equivalents.

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

A summary of the components of net periodic pension cost for U.S. and U.K. pension plans is as follows:

(in thousands)

Year Ended December 31                     1994              1993               1992
--------------------------------------------------------------------------------------
Service cost                           $ 16,218         $  14,160           $ 14,694
Interest cost on projected
   benefit obligation                    37,855            34,590             37,246
Actual return on plan assets            (16,280)         (119,219)           (10,204)
Net amortization and deferral           (28,317)           79,522            (33,709)
                                       --------         ---------           --------
Net pension cost                       $  9,476         $   9,053           $  8,027
                                       ========         =========           ========

The funded status and accrued pension cost for the U.S. pension plans are as follows:

(in thousands)
December 31                                                     1994              1993               1992
-----------------------------------------------------------------------------------------------------------
Actuarial present value
   of accumulated
   plan benefits:
Vested                                                       $40,219           $37,447            $26,168
Non-vested                                                     1,241             2,345              3,378
                                                             -------           -------            -------

Total accumulated benefit obligation                          41,460            39,792             29,546
Additional amounts related to projected salary increases      12,074            18,549             14,781
                                                             -------           -------            -------

Total projected benefit obligation                            53,534            58,341             44,327
Plan assets at fair value                                     50,975            43,982             36,470
                                                             -------           -------            -------

Projected benefit obligation in excess of plan assets          2,559            14,359              7,857
Unrecognized net gain (loss)                                   3,418            (5,605)              (279)
Unrecognized prior service cost                                 (175)              (13)                29
Unrecognized obligation
   at January 1, 1987, net of amortization                    (1,643)           (1,834)            (2,025)
                                                             -------           -------            -------
Accrued pension cost                                         $ 4,159           $ 6,907            $ 5,582
                                                             =======           =======            =======

                               Great Lakes Chemical Corporation and Subsidiaries

The funded status and prepaid pension cost for the U.K. pension plans are as follows:

(in thousands)
December 31                                                     1994               1993                1992
--------------------------------------------------------------------------------------------------------------
Actuarial present value of accumulated plan
   benefits, all vested                                     $384,140           $353,963            $322,989
Additional amounts related to projected
   salary increases                                           13,310             34,997              25,519
                                                            --------           --------            --------
Total projected benefit obligation                           397,450            388,960             348,508
Plan assets at fair value                                    486,242            448,028             352,887
                                                            --------           --------            --------
Plan assets in excess of projected
  benefit obligation                                          88,792             59,068               4,379
Unrecognized net (gain) loss                                 (56,532)           (32,487)             24,160
Unrecognized prior service cost                               10,649             10,928              12,080
                                                            --------           --------            --------

Prepaid pension cost                                        $ 42,909           $ 37,509            $ 40,619
                                                            ========           ========            ========


Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. In 1994, the weighted average discount rate for U.S. plans was increased from 7.5 percent to 8.7 percent thus reducing the 1994 year-end projected benefit obligation by approximately $11,000,000. In 1993, the weighted average discount rate and the rates of increase in compensation level assumptions were revised downward for all plans to be consistent with prevailing market conditions. The changes resulted in increasing the projected benefit obligation of the U.S. plans by approximately $5,000,000.

    Weighted average discount rates                      8.7% to 9.0%
    Rates of increase in compensation levels             4.8% to 7.0%
    Expected long-term return on assets                  9.0% to 10.25%

Supplemental defined benefit pension plans covering certain officers and directors are also maintained. These plans are non-qualified and unfunded. The pension liability associated with these plans is accrued using the same actuarial methods and assumptions as those used in the qualified U.S. plans. The cost for these plans which is included in the net pension cost shown above amounted to $800,000, $900,000 and $200,000 in 1994, 1993 and 1992,
respectively. The unfunded projected benefit obligation, which is included in the accrued pension cost above, amounted to $4,519,000, $4,930,000 and $1,500,000 in 1994, 1993 and 1992. Benefits under these plans will be paid from general Company funds.

The Company provides no significant postretirement benefits other than pensions.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $59,090,000, $55,152,000, and $46,579,000 in 1994, 1993 and 1992, respectively.

INDUSTRY SEGMENTS AND FOREIGN OPERATIONS
The Company's operations consist of one dominant industry segment, chemicals and allied products.

Net sales, income before taxes and minority interest, and identifiable assets by geographic areas follow:

(in thousands)                                                  1994              1993               1992
----------------------------------------------------------------------------------------------------------
Net sales to unaffiliated customers:
      United States                                      $   938,214       $   846,876        $   763,002
      Foreign                                              1,126,794           945,166            733,476
                                                          ----------        ----------         ----------
Total                                                     $2,065,008        $1,792,042         $1,496,478
                                                          ==========        ==========         ==========

Intercompany sales between geographic areas:
      United States                                      $    96,668       $   103,151         $   98,408
      Foreign                                                 26,418             4,581                905
                                                          ----------        ----------         ----------
Total                                                    $   123,086       $   107,732         $   99,313
                                                          ==========        ==========         ==========

Income before taxes and minority interest:
      United States                                      $   138,123       $   144,722        $   126,827
      Foreign                                                291,506           270,337            232,286
      Earnings of affiliates                                  14,765             5,535              9,738
      Corporate interest expense                              (8,492)           (5,571)            (7,829)
                                                          ----------        ----------         ----------
Total                                                    $   435,902       $   415,023        $   361,022
                                                          ==========        ==========         ==========

Identifiable assets at year-end:
      United States                                      $   972,002       $   922,091        $   765,758
      Foreign                                              1,072,984           792,984            780,161
      Affiliates                                              66,479           185,789            186,070
                                                          ----------        ----------         ----------
Total                                                     $2,111,465        $1,900,864         $1,731,989
                                                          ==========        ==========         ==========

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

Export sales for 1994, 1993 and 1992 amounted to approximately $199,000,000, $167,000,000 and $172,000,000, respectively, of which 88 percent, 87 percent and 88 percent, respectively, were outside the Western Hemisphere.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVESTMENT IN UNCONSOLIDATED AFFILIATES
As of December 31, 1994, the Company's investment in unconsolidated affiliates consists mainly of a 17 percent interest in Huntsman Chemical Corporation (HCC) and a 50 percent interest in KAO-Quaker, Co. Ltd., a Japanese marketer of furfural derivatives. Effective December 29, 1994, the Company's ownership interest in HCC, a producer of polystyrene and compounded specialty plastics, was reduced from 40 percent to 17 percent when the Company elected to receive a $130,000,000 cash dividend while HCC's other shareholder elected to receive additional shares. As a result of the reduced ownership interest in HCC, the Company now accounts for the investment using the cost method.

The Company's equity in earnings of unconsolidated affiliates was $20,165,000, $10,935,000 and $15,138,000 for 1994, 1993, and 1992, respectively.

FINANCIAL INSTRUMENTS AND CONCENTRATION
OF CREDIT RISK
The carrying amounts reported in the balance sheet of cash and cash equivalents, notes payable and long-term debt do not materially differ from their fair value at December 31, 1994. The fair value of the Company's debt was estimated using a discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar borrowing arrangements.

The Company hedges certain portions of its exposure to foreign currency fluctuations in revenues and net foreign investments through the use of options and forward exchange contracts. Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions.

The Company enters into currency option contracts to hedge anticipated export sales that are exposed to foreign currency fluctuations over the next year. At December 31, 1994 and 1993, the Company had outstanding option contracts with a notional value of $67,000,000 and $76,000,000, respectively. At December 31, 1994, 64 percent of the contracts were for German marks with the balance Japanese yen. At the end of 1993, 54 percent were for German marks and the balance Japanese yen. The cost to acquire the contracts that hedge 1995 export sales was approximately $2,100,000 and that amount was deferred as of December 31, 1994. Had these contracts been acquired at December 31, 1994, their cost, fair value, would have been $553,000.

The Company uses currency swap contracts to hedge long-term intercompany loans and the related interest. The terms of the swap contracts match the loan payment terms. Swap contracts in existence at December 31, 1994, are for French francs, German marks and Italian lira against the British pound sterling. The U.S. dollar equivalent of the notional amount of the contracts outstanding as of December 31, 1994, was $171,106,000. Liquidating the position at December 31, 1994, would cost the Company approximately $5,000,000. It is the Company's intention to hold the swap contracts to maturity.

Counterparties to the foreign currency options and to the currency swap agreements are major financial institutions. Credit losses from counterparty non-performance are not anticipated.

The Company sells a broad range of products to a diverse group of customers operating throughout the world. These industries generally are not significantly affected by changes in economic or other factors. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required.


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of the Great Lakes Chemical Corporation and subsidiaries as of December 31, 1994 and 1993, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the 1993 financial statements of Huntsman Chemical Corporation and Arkansas Chemicals, Inc. The investment in and advances to these unconsolidated affiliated companies represent 9 percent of 1993 consolidated assets. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the 1993 amounts included for Huntsman Chemical Corporation and Arkansas Chemicals, Inc., is based solely on reports of the other auditors.

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

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1994 and 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP
Indianapolis, Indiana
January 30, 1995

QUARTERLY RESULTS OF OPERATIONS

                               Great Lakes Chemical Corporation and Subsidiaries

(in thousands of dollars, except per share data)

1994
THREE MONTHS ENDED                                       MAR. 31          JUN. 30      SEPT. 30       DEC. 31
Revenues
    Net Sales                                          $ 448,676        $ 525,893     $ 525,216     $ 565,223
    Equity in earnings of affiliates and other income     11,062            9,901        13,675        11,007
                                                       ---------        ---------     ---------     --------
                                                         459,738          535,794       538,891       576,230
                                                       ---------        ---------     ---------     --------

Costs and Expenses
    Cost of products sold                                288,605          352,487       346,342       382,184
    Selling, administrative and research expenses         56,051           64,716        66,562        69,372
    Interest and other expenses                           10,417           13,212        12,244        12,559
                                                       ---------        ---------     ---------     --------
                                                         355,073          430,415       425,148       464,115
                                                       ---------        ---------     ---------     --------
Income Before Taxes and Minority Interest                104,665          105,379       113,743       112,115
Minority Interest in Income of Subsidiaries                7,981            7,532         9,204         8,510
                                                       ---------        ---------     ---------     --------
Income Before Taxes                                       96,684           97,847       104,539       103,605
Income Taxes                                              29,800           30,100        32,200        31,900
                                                       ---------        ---------     ---------     --------
Net Income                                             $  66,884        $  67,747     $  72,339     $  71,705
                                                       =========        =========     =========     ========

Net Income per Share                                   $     .94        $     .96     $    1.05     $    1.05
                                                       =========        =========     =========     ========


1993
Three Months Ended                                       Mar. 31          Jun. 30      Sept. 30       Dec. 31
Revenues
    Net Sales                                          $ 430,176        $ 461,839     $ 469,656     $ 430,371
    Equity in earnings of affiliates and other income      6,406            8,924         6,586        13,838
                                                       ---------        ---------     ---------     ---------
                                                         436,582          470,763       476,242       444,209
                                                       ---------        ---------     ---------     ---------

Costs and Expenses
    Cost of products sold                                272,995          288,415       302,825       269,117
    Selling, administrative and research expenses         59,570           62,196        58,175        53,968
    Interest and other expenses                            7,295           14,410         9,870        13,937
                                                       ---------        ---------     ---------     ---------
                                                         339,860          365,021       370,870       337,022
                                                       ---------        ---------     ---------     ---------
Income Before Taxes and Minority Interest                 96,722          105,742       105,372       107,187
Minority Interest in Income of Subsidiaries                7,780            8,136         8,175         7,548
                                                       ---------        ---------     ---------     ---------
Income Before Taxes                                       88,942           97,606        97,197        99,639
Income Taxes                                              24,700           27,500        28,700        29,700
                                                       ---------        ---------     ---------     ---------
Net Income                                             $  64,242        $  70,106     $  68,497     $  69,939
                                                       =========        =========     =========     =========

Net Income per Share                                   $     .90        $     .98     $     .96     $     .98
                                                       =========        =========     =========     =========

SUBSIDIARIES AND AFFILIATES                          DIRECTORS

BAYROL CHEMISCHE FABRIK GMBH                      WILLIAM H. CONGLETON 1,4
Swimming Pool                                     General Partner
and Spa Products                                  Palmer Partners
100% Owned                                        Private investment
                                                    partnership
BIO-LAB, INC.                                     Director since 1973
Swimming Pool
and Spa Products                                  JOHN S. DAY 1,2,3
100% Owned                                        Vice President Emeritus
                                                    of Purdue University
CHEMISCHE WERKE LOWI BETEILIGUNGS GMBH & CO.      Director since 1975
Specialty Chemicals
100% Owned                                        THOMAS M. FULTON
                                                  CEO and President of
CHEMOL RT                                           Landauer, Inc.
Chemical Trading Company                          Director since 1995
78% Owned
                                                  MARTIN M. HALE 1,3,4
                                                  Chairman of the Board
E/M CORPORATION                                   Executive Vice President
Engineered Finishes                               Hellman Jordan
and Coatings                                        Management Company
100% Owned                                        Investment management
                                                  Boston, Massachusetts
FOUR SEASONS INDUSTRIAL SERVICES, INC.            Director since 1978
Environmental Remediation
100% Owned                                        LEO H. JOHNSTONE 1,2,3
                                                  Retired Vice Chairman
GREAT LAKES CHEMICAL (EUROPE), LTD.               Phillips Petroleum
Specialty Chemicals                                 Company
100% Owned                                        Director since 1982

GREAT LAKES CHEMICAL FRANCE S.A.                  EMERSON KAMPEN 3,4
Specialty Chemicals                               Chairman Emeritus
100% Owned                                        Former Chairman,
                                                    President and Chief
GREAT LAKES CHEMICAL INTERNATIONAL, INC.            Executive Officer
Export Sales-FSC                                  Director since 1971
100% Owned
                                                  LOUIS E. LATAIF
GREAT LAKES CHEMICAL ITALIA S.R.L.                Dean of the School of
Specialty Chemicals                                 Management
100% Owned                                        Boston University
                                                  Director since 1995
KAO-QUAKER CO., LTD.
Furfural Derivatives                              RICHARD H. LEET 1,2
50% Owned                                         Retired Vice Chairman
                                                    and Director
OCTEL ASSOCIATES                                  Amoco Corporation
and                                               Director since 1994
THE ASSOCIATED OCTEL COMPANY, LIMITED
Fuel Additives and Specialty Chemicals            ROBERT B. MCDONALD
87.8% Owned                                       Chief Executive Officer
                                                    and President
OCTEL CHEMICALS LIMITED                           Director since 1994
Manufacturer of Fine and Specialty
Chemicals and Intermediates
100% Owned

OSCA, INC.                                        1  Member of the Audit
High-Density, Clear Fluids                           Committee
100% Owned                                        2  Member of the Compensation
                                                     and Incentive Committee
                                                  3  Member of the Executive
WIL RESEARCH LABORATORIES, INC.                      Committee
Toxicological Testing                             4  Member of the Finance
100% Owned                                           Committee

SHAREHOLDER INFORMATION

TRANSFER AGENT AND REGISTRAR

The stock transfer agent and registrar for Great Lakes' stock is Harris Trust Company of New York. Stockholders who wish to transfer their stock, or change the name in which the shares are registered, should contact:

Harris Trust
 and Savings Bank
Attn: Shareholder Services
P.O. Box 755
Chicago, Illinois 60690-0755
(312) 461-2421

AUDITORS

Ernst & Young LLP
Indianapolis, Indiana

LISTINGS

New York Stock Exchange
New York, New York

Pacific Stock Exchange
Los Angeles and
San Francisco, California

Ticker Symbol: GLK

ANNUAL MEETING

The Annual Meeting of
the Stockholders will be held at 11:00 a.m., Thursday, May 4, 1995, at the University Place Conference Center and Hotel, 850 West Michigan, Indianapolis, Indiana

FORM 10-K AND OTHER
INFORMATION

A complimentary copy of the company's 1994 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the company, please contact:

William P. Blake
Director, Investor Relations

or

Gregory J. Griffith
Director,
Public Affairs and Administration

Great Lakes Chemical Corporation
One Great Lakes Boulevard
West Lafayette, Indiana 47906-0200
Phone: (317) 497-6100



[RECYCLE SYMBOL]


40