Form 10-K, Exhibit 13
period 1995-12-31
GREAT LAKES CHEMICAL CORP
filed 1996-03-27
CIK 43362

CORPORATE PROFILE





    FLAME RETARDANTS
    Great Lakes offers the world's most comprehensive line of bromine-based flame retardants, compounds reacted with or incorporated into combustible materials such as engineered plastics systems, urethanes and epoxy resins to reduce or eliminate their tendency to burn. These flame-retarded products are then used in a wide array of applications that include textiles, furniture, construction materials and electronic devices. Recent initiatives in new product development have resulted in flame retardant compounds developed from alternative base materials which impart flame retardant qualities to an even broader range of products.


    INTERMEDIATES AND FINE CHEMICALS
    The Intermediates and Fine Chemicals business unit encompasses a broad range of industrial and fine chemicals manufactured around the world. Utilizing integrated raw material positions in bromine and furfural, Great Lakes develops, manufactures and markets complex, value-added intermediates used in the production of finished products. Principal applications include foundry resins, lube oil refining, pharmaceuticals, agrochemicals, photographic papers and films. The company also serves growing world markets for fine chemicals from versatile custom manufacturing facilities located in Newport and Memphis, Tennessee, the United Kingdom and Germany.

    PETROLEUM ADDITIVES
    Great Lakes is the world's leading producer and distributor of certain high-performance transport fuel additives. In addition to antiknock boosters produced by U.K.-based Octel Associates, the company manufactures a broad line of environmentally friendly petroleum additives that include cetane enhancers, combustion and cold fuel improvers for diesel fuel, corrosion inhibitors, and gasoline and diesel detergents. With world-class research and development facilities and an extensive distribution network that serves 200 refineries in more than 65 countries, the company is well-positioned to commercialize products that satisfy stringent environmental standards and the demanding performance requirements of highly advanced combustion engines.

    POLYMER STABILIZERS
    Building on its expertise in flame retardant technology, Great Lakes is also one of the world's leading developers and manufacturers of polymer stabilizers. These highly versatile products, consisting primarily of antioxidants and ultraviolet light absorbers, are added to polymer systems to sustain specific performance characteristics such as heat resistance and color consistency. The company improves existing products and designs new molecules to meet precision polymeric applications at its research and development facilities in Italy, France and the United States.

    SPECIALIZED SERVICES AND MANUFACTURING
    Great Lakes owes much of its growth and success to its long-range strategy of carefully planned, highly selective diversification. The company continually searches for emerging business opportunities to increase its technology base and complement its existing businesses. This entrepreneurial approach takes Great Lakes into such high growth areas as fluorine chemistry, environmental and oil field services, toxicological testing, engineered surface treatments, custom manufacturing and international trading.

    WATER TREATMENT
    Great Lakes also holds a leadership position in the development and manufacture of speciality biocides used for both recreational and industrial water sanitizing applications. Through its Bio-Lab, Inc., subsidiary, the company serves world markets with a complete line of bromine, chlorine and non-oxidizing water sanitizers, as well as pumps, filters and other operating equipment. Well-recognized brands include BioGuard(R), OMNI(R), Guardex(R), AquaChem(R) and Pool Time(R), to name only a few. Great Lakes also produces bromine-based biocides for a variety of industrial applications including cooling towers, the pulp and paper industry, and wastewater treatment.

FLAME RETARDANTS

REVIEW OF OPERATIONS

With worldwide demand for flame retardants at an all-time high, Great Lakes' Flame Retardants business unit combined technology leadership with an aggressive growth strategy to achieve record revenues and profits in 1995. The company also made major investments last year to increase capacity, improve production efficiencies and expand its product portfolio.
     Great Lakes offers the world's most comprehensive line of bromine-based flame retardant compounds for use in such diverse applications as building construction, automotive parts, electronics, and electrical wire and cable. Strong business conditions, particularly in the United States and Europe, point to sustained growth in these key industries. Great Lakes is well-positioned to capitalize on growing market opportunities with production facilities in El Dorado, Arkansas; Newport, Tennessee; Aycliffe, United Kingdom; and Ramathavov, Israel.
     Record demand for tetrabromobisphenol-A (TBBA) and TBBA derivatives, used primarily in epoxy circuit board production and ABS applications, has tightened supply and created longer order lead times. Through a unique manufacturing joint venture with Bromine Compounds Limited, Great Lakes will receive 50 percent of the production from a new 25,000 metric ton TBBA plant in Israel, which came on stream in late 1995. Great Lakes is currently designing plans to increase capacity in late 1996.
     Great Lakes likewise made additional capital investments to increase production capacity for several other flame retardants in 1995. A dedicated manufacturing unit for PDBS-80(TM), Great Lakes' proprietary dibromostyrene derivative widely recognized for thermal stability and color consistency, began production early in the year. The company also expanded capacity for the additives DE-83R(TM) and DP-45(TM), used in wire and cable jacketing in telecommunications, and CD-75P(TM) for expandable polystyrene foam such as insulation board. To keep pace with the accelerating demand for its tetrabromophthalic anhydride-based products, the company expanded manufacturing capabilities for PHT4-Diol(TM) in Aycliffe, as well as implemented plans to double PHT4(TM) capacity at its South Arkansas operations in late 1996.
     During this period of growth, flame retardant operations maintained consistently high levels of manufacturing efficiency. In addition, the increased demand allowed the company to initiate price increases on select compounds, offsetting higher raw materials costs and providing an acceptable return on investment.
     Great Lakes continued its commitment to broaden its flame retardant portfolio in 1995 by developing second- and third-generation products for new applications and niche markets. Building on its PHT4(TM) technology, the company expanded its product portfolio with the development of three new compounds. CN-1753 offers improved UV stability over other commonly used flame retardants used in polyethylene wire and cable, polyethylene film, and high-impact polystyrene. CN-2047 brings excellent flame retardancy to rigid polyurethane insulation materials, as well as improved compatibility with the new blowing agents that will replace CFCs. CN-2065 complements the company's DE-60F(TM) Special product by providing an alternative to brominated diphenyl oxide-based flame retardants in furniture, automobile seating and packaging applications. All three products will be available to the market in 1996.

OUTLOOK
As the undisputed world leader in flame retardant technology with greatly expanded production capacity, Great Lakes is well-positioned to capitalize on the strong global demand for flame retardants anticipated in 1996 and beyond.

Flame Retardants
(in millions of dollars)

[BAR CHART]




[PHOTO OF MAN AT DESK]

[CAPTION]
Growing business and consumer demand for high-tech equipment creates favorable market conditions for Great Lakes' flame retardants, which provide fire protection for computers, circuit boards and other electronic devices.

INTERMEDIATES
AND FINE CHEMICALS

REVIEW OF OPERATIONS

Since mid-1993, the Intermediates and Fine Chemicals business unit has made capital investments of more than $100 million to meet sharply rising demand for bromine and furfural, the basic building blocks for many of Great Lakes' value-added products. Favorable market conditions -- including a strong worldwide economy, expanded uses for polytetramethylene ether glycol (PTMEG) based products, and the trend toward outsourcing the manufacture of fine chemicals -- helped the business unit produce significantly improved business results in 1995.

INTERMEDIATES
Great Lakes is the world's leading producer of bromine, a liquid, non-metallic element extracted from brine in seawater or mineral deposits miles below the earth's surface. Bromine and bromine derivatives are used in a wide variety of applications such as flame retardants, water treatment products and clear drilling fluids.
     Anticipating strengthening market conditions, Great Lakes increased production capacity at its facilities in South Arkansas and Wales, positioning the company to pick up added business throughout the year. This expansion, the company's largest capital investment ever in elemental bromine and its first grass roots expansion in two decades, strengthens the company's position as the only bromine producer serving world markets from manufacturing sites on two continents.
     Furfural, another Great Lakes core product, is derived from readily available agricultural by-products such as corn cobs, grain hulls and sugar cane bagasse. Furfural-based specialty chemicals find use in such diverse applications as engineered plastics, specialty resins to make sand cores for the foundry industry, and solvents for industrial and retail paint strippers. Furfuryl alcohol volumes sold to the foundry industry remained strong throughout the year, driven primarily by a strengthening machine tool industry. In addition, the profitability of this business returned to more historic levels in 1995 due to U.S. Department of Commerce regulations instituting duties on furfuryl alcohol imported into the United States.
     One furfural derivative, PTMEG, marketed under the trade name POLYMEG(R) polyols, particularly benefited from renewed vigor in polyurethane applications for the automotive, wire and cable, and coatings industries. PTMEG adds durability and elasticity to a variety of polyurethane systems, and strong gains in the recreational market spurred its increased use for the colorful synthetic fibers of athletic apparel, shoe soles, and wheels for in-line skates. To meet customers' growing PTMEG needs, Great Lakes recently completed the first phase of a multimillion dollar expansion of its Memphis, Tennessee, manufacturing complex. The second phase, a separate manufacturing facility which will more than double Great Lakes' PTMEG capacity, will come on stream in late 1996. Combined, these two phases represent one of the company's most significant capital investments in 1995.
     High-growth, broad-based specialty derivatives such as PTMEG epitomize Great Lakes' entrepreneurial approach to creating and exploiting market opportunities that fit its business and offer promising growth opportunities. Great Lakes continually finds new ways to add value to its core products; for example, the company is in the early stages of identifying a new route to furfural production that potentially offers vastly improved economics.

FINE CHEMICALS
Taking advantage of its strong raw materials position in bromine and furfural, Great Lakes also manufactures fine chemical intermediates used by other companies to produce pharmaceutical, photographic and agricultural products. In 1995 global pharmaceutical and agrochemical companies continued the trend of outsourcing the manufacture of their intermediate chemicals. With its strong process technology base, manufacturing expertise and global presence, Great Lakes is well-positioned to capitalize on enormous growth opportunities in the $8 - $10 billion fine chemicals market.
     Great Lakes also custom manufactures compounds and intermediates for individual customers, including the recent development of customized compounds for antibiotics and over-the-counter pain relievers for several major pharmaceutical producers. Custom manufacturing helps the company further leverage its core competencies by extending its process and product expertise in new areas as well as uncovering and developing new niche applications with high growth potential.
     Great Lakes operates fine chemical and custom manufacturing facilities in Newport and Memphis, Tennessee; Konstanz, Germany; and Halebank, United Kingdom. These ISO 9000 certified facilities maintain the highest quality standards, producing intermediates and custom compounds that meet our customers' demanding performance, environmental and quality requirements.

OUTLOOK
The Intermediates and Fine Chemicals business unit will experience sustained growth in each of its segments throughout 1996 and beyond. By increasing capacity and broadening manufacturing capabilities and expertise, Great Lakes will be able to meet rising demand for bromine, furfural and other fine chemicals, ensuring its place as a world leader in these technologies.


INTERMEDIATES AND FINE CHEMICALS
(in millions of dollars)

[BAR CHART]



[PICTURE OF WOMAN]

[CAPTION]
Great Lakes has leveraged its strong raw materials positions to capitalize on two trends in the pharmaceutical industry--the outsourcing of the manufacture of intermediate chemicals and the increasing need for customized compounds.

PETROLEUM ADDITIVES

REVIEW OF OPERATIONS


Great Lakes is the world's leading supplier of a wide range of fuel additives for more than 200 refineries in 65 countries. By broadening its product line and strengthening its geographic market penetration, the company's Petroleum Additives business unit once again registered a strong performance in 1995.
     Great Lakes' diversification strategy reflects its ongoing commitment to respond to changing market and consumer needs. The company offers the most comprehensive array of performance-enhancing petroleum additives, including cetane number improvers, fuel stabilizers, combustion improvers, petroleum dyes, and detergents for gasoline and diesel fuel, all of which help engines run more efficiently. This wide range of complementary products enables the company to market pre-blended, customized fuel stabilizer packages that make handling and storage more convenient. The Petroleum Additives business unit also extends its technology into other fuel types with proprietary products such as Stadis(R) 450, the only anti-static agent approved throughout the world for aviation fuel.
     With a strong manufacturing base and ongoing product development initiatives, Great Lakes is well-positioned to respond quickly to changing fuel requirements around the globe. In addition to its European operations, the company has plans for its wholly owned subsidiary Octel America to establish a manufacturing presence in North America -- the world's largest market for efficient, environmentally friendly petroleum additives. Octel America has already developed a series of new products targeted specifically for this market. Its DMA 496, an intake valve detergent, provides a superior performance
- cost package. The company's DDA 2500 series of premium diesel detergents received superior ratings on both Filter Plugging and L10 Cummins tests, two major approvals needed for use in the United States.
     To assure quality and develop other new product applications, Great Lakes operates fuel testing laboratories on two continents, providing numerous testing scenarios for different fuel types. The company's U.K.-based subsidiary Octel Associates (Octel) operates an engine laboratory near London which is the only test laboratory outside the United States to be included in an official U.S. program to develop a new inlet valve detergency procedure. This new procedure will standardize on a Ford engine, differing from other tests which utilize a BMW engine. In addition, the greater stringency of current test standards will result in improved product prices and margins for this growing area of the business.
     On another front, Octel initiated steps to ensure its position as the world's major supplier of antiknock compound. While lead antiknock compound remains the most cost-effective and energy-efficient additive for producing incremental octane quality in refineries, all indicators point to steady declines in world lead antiknock markets. To moderate this trend and maintain profitability, the company completed a comprehensive assessment of the antiknock compound business and then adapted its pricing strategy to reflect antiknock's value to individual refineries. This action promises to prolong the life of antiknock compound over a longer period of time.
     Another key element in Octel's diversification efforts entails broadening its manufacturing expertise into other industrial chemical products, most notably bromine and sodium derivatives, chlor-alkali products and other specialty chemicals. The company's new, multi-product bromine manufacturing plant in North Wales will produce bromine-based intermediates for use in the manufacture of pharmaceuticals, pesticides and other agricultural chemical products. Octel also recently started production on a chemical intermediate for a European consumer product, with potential revenues from this single-customer project approaching $15 million by the end of 1996.

OUTLOOK
Supported by significant R&D, capital investment and cost reduction programs, the aggressive diversification campaign for the Petroleum Additives business unit will accelerate in 1996 to meet the expanding need for efficient, environmentally friendly fuel additives.


PETROLEUM ADDITIVES
(in millions of dollars)

[BAR CHART]



[PHOTO OF TRUCK]

[CAPTION]
Great Lakes' cetane enhancers, detergents and other environmentally friendly diesel fuel additives improve engine performance while significantly reducing exhaust emissions.

POLYMER STABILIZERS

REVIEW OF OPERATIONS

By leveraging its specialty chemical expertise to capitalize on synergies with its existing additives business, Great Lakes has become in just three years a world-class developer, manufacturer and marketer of cost-effective, performance-enhancing polymer stabilizers. This fast-growing business unit, which achieved double-digit gains in both sales and profits in 1995, is expanding its stake in this dynamic global industry by extending its manufacturing and market presence in North America, Europe and the Pacific Rim.
     Great Lakes' product portfolio includes antioxidants, light stabilizers and other performance-enhancing polymer additives. By improving polymer processing, color stability, heat and long-term ultraviolet (UV) light resistance in a wide range of polymer systems, Great Lakes enables its customers to bring this cost-effective technology to new markets and to an expanding range of applications. In the automotive industry, for example, where manufacturers strive for lighter vehicles and flexible materials, and with the use of polypropylene and other less costly plastics on the rise, demand for polymer stabilizers is at an all-time high.
     Through its continual investment of resources in research and development, coupled with a sound business strategy, Great Lakes has greatly broadened its polymer stabilizer capabilities and is well-positioned to take advantage of emerging market opportunities. Great Lakes is the only company to offer a comprehensive line of flame retardants and polymer stabilizers and is, thus, best qualified to ensure compatibility between these additives. The Polymer Stabilizers business unit will establish a manufacturing presence in the $600 -$700 million North American market with its new production center in Newport, Tennessee, expected to begin operations in the third quarter of 1996. This facility will produce a wide range of products, as well as standard and tailor-made blends and multiple packaging options.
     While Great Lakes already offers the widest range of hindered phenolic antioxidants in the industry, it introduced and commercialized three new specialty antioxidants in 1995: Anox(R) 70 for polyethylene cable jacketing; Lowinox(R) GP-45, used mainly in styrene applications such as computer housing; and Lowinox(R) HD-98 for nylon applications in carpeting and automobile parts.
     Another product category offering tremendous opportunities is hindered amine light stabilizers (HALS), used to protect plastic from ultraviolet light degradation. To better serve this market segment, Great Lakes' new HALS manufacturing facility in Persan, France, came on stream in 1995, providing greater capacity for its new, patented family of Uvasil 299 stabilizers. Uvasil's unique molecular structure offers powerful UV protection through superior compatibility with leading polymers. The company will soon broaden production capabilities at this new plant to include additional HALS based on the same technology.
     Finding new applications for polymer stabilizers begins by combining an in-depth understanding of product characteristics with a dedicated commitment to meeting customers' unique needs. To accomplish this, Great Lakes operates Technical Service Centers in Milan, Italy, and West Lafayette, Indiana, the latter of which opened in mid-1995. Plans are well under way to establish an additional Technical Service Center in the Far East. With its sophisticated processing, aging and analytical equipment, Great Lakes offers a full range of services, including testing new products for performance characteristics, making formulation recommendations, and developing new applications and uses for existing products. These centers provide major polymer producers and compounders with customized products and customer-specific technical support. Great Lakes will establish additional Technical Service Centers as needed, resulting in greater service to its worldwide customer base.

OUTLOOK
Opportunities are abundant in this dynamic growth industry. Great Lakes has built a solid foundation -- established technology, a global presence, integrated manufacturing, and market-driven research and development -- to grow its share of this $1.5 billion market.


POLYMER STABILIZERS
(in millions of dollars)

[BAR CHART]

[PHOTO OF MAN]

To meet customers' specific needs, Great Lakes' market-driven research and development has identified several new molecules and alternate physical forms for cleaner, safer processing.

SPECIALIZED SERVICES
AND MANUFACTURING

REVIEW OF OPERATIONS

The Specialized Services and Manufacturing business unit embodies Great Lakes' opportunistic, entrepreneurial approach, and its continuing success reaffirms the company's commitment to developing and acquiring technologies that serve fast-growing new markets. The unit consists of five technology-based, stand-alone businesses, the majority of which grew by more than 25 percent in 1995.

FLUORINE CHEMICALS
Innovative research and development efforts, the fuel for Great Lakes' growth, led to the extension of the company's specialty chemical expertise into fluorine, a chemical with properties similar to bromine. Fluorine chemistry opens the door for new product development in refrigerants, pharmaceutical, fire suppression and specialty polymer markets.
     One fluorinated derivative that continues to post strong gains is the FM-200(R) fire extinguishant. Introduced just three years ago and manufactured at the company's South Arkansas operations, FM-200(R) is now the leading choice for fire protection with more than 10,000 installed systems worldwide. Used to protect such high-value assets as computer and telecommunications facilities, museums and high-tech medical diagnostic equipment, FM-200(R) is finding increasing applications in the military sector. Great Lakes also applies fluorine technology to other markets by developing new products such as specialty refrigerants to replace CFCs.

ENVIRO-ENERGY PERFORMANCE GROUP
This group consists of two key subsidiaries -- OSCA, Inc., and Four Seasons Industrial Services, Inc. Each holds a prominent position in growing world markets.
     OSCA continued to benefit from a greater international presence and increased demand for its bromine-based clear workover and completion fluids and ancillary services used in the production of oil and natural gas. In late 1995, OSCA and Norwegian-based Norsk Hydro, a.s., jointly formed a new company, Forbrico, Ltd., to market potassium, cesium and sodium formates as completion and drilling fluids, and to provide formulation, blending and reclamation services for these products. Forbrico is the first company to offer this comprehensive array of formate products and services. The joint venture also accelerates OSCA's ongoing efforts to develop and commercialize new brine-based completion fluids.
     Four Seasons and its affiliate Aquaterra make an ongoing contribution to the company's environmental business by providing services such as site assessment and evaluation, groundwater treatment systems, soil reclamation, waste minimization and pollution prevention. In 1995, Aquaterra completed projects in Europe, India and the Far East. In the U.S., it conducted large multiphased projects for governmental agencies, including the United States Department of Defense and Army Corps of Engineers, as well as for commercial clients ranging from small independents to large, multinational companies.

TOXICOLOGICAL TESTING
Great Lakes' wholly owned WIL Research Laboratories, Inc., subsidiary is one of a select few, fully integrated, interdisciplinary research service firms performing private and government- mandated toxicological assessments. The company conducts critical product research and development for pharmaceutical, chemical, veterinary medical, agricultural, food and consumer product industries -- services in increasing demand as countries around the globe adopt more stringent requirements for these products. To accommodate its expanding study load as well as centralize its testing facilities, WIL completed a multimillion dollar, 100,000 square-foot expansion in early 1995, its fourth significant capital construction in the last five years.

ENGINEERED SURFACE TREATMENTS
Through its E/M Corporation subsidiary, Great Lakes is a leading developer and applicator of engineered surface treatments that impart such properties as corrosion control, lubricity and electromagnetic interference shielding. E/M continues to adapt its products to new applications by tapping into markets outside the traditional aerospace and transportation industries.

INTERNATIONAL TRADING
Great Lakes' 78 percent owned affiliate, Chemol RT, a leading distributor of chemicals, plastics, pesticides and fertilizers, gives the company and other chemical manufacturers convenient access to emerging Central and Eastern European markets. Headquartered in Budapest, Chemol has an extensive presence and keen understanding of the chemical industry in a part of the world important to Great Lakes' international growth strategy. Once concerned solely with marketing Hungarian-produced chemicals, Chemol's five specialized product departments today offer a well-established infrastructure to chemical manufacturers around the world.

OUTLOOK
Strategically positioned to capitalize on anticipated high-growth rates in diverse specialty markets, the Specialized Services and Manufacturing business unit appears likely to continue its record of outstanding performance.

[PHOTO OF MAN]

[CAPTION]
Serum chemistry analysis is one of the many customized toxicological services available from Great Lakes' wholly owned WIL Research Laboratories, a fully integrated, interdisciplinary research service firm providing both private and government-mandated assessments.


SPECIALIZED SERVICES AND MANUFACTURING
(in millions of dollars)

[BAR CHART]

WATER TREATMENT

REVIEW OF OPERATIONS

By expanding into new markets, increasing production capacity and extending its product offering, Great Lakes strengthened its position as the world's premier supplier of water-sanitizing products and accessories in 1995. With its efficient, cost-effective and environmentally safe solutions, the company's Water Treatment business unit achieved all-time record sales levels in recreational, industrial and consumer markets.

RECREATIONAL
Buoyed by favorable weather conditions throughout the United States and Canada, the Water Treatment business unit posted strong sales of its recreational water treatment chemicals. In addition, the company enhanced its ability to access and serve key market segments through a geographically strategic acquisition, the streamlining of its European production and packaging operations, and improved research and development capabilities.
     Great Lakes' wholly owned BioLab subsidiary purchased the assets of PoolBrite of Johannesburg, South Africa, that country's leading manufacturer of recreational water treatment chemicals and accessories. The move complements Great Lakes' ongoing expansion efforts in the major water treatment markets of North America, Europe and Australia by providing the means for introducing these products to the growing African marketplace.
     Also during the year, the company's Bayrol subsidiary reduced its manufacturing and maintenance costs -- while improving logistics and safety -- by reorganizing its European-based manufacturing operations. Great Lakes also improved customer service and process capabilities by establishing a Technology and Development Center with research and development, quality assurance, and technical service functions all under one roof. By conducting R&D and technical service for both industrial and recreational water treatment in one central location, the company is better equipped to capitalize on synergies between the two areas.
     Following its successful introduction in 1994, BioLab's Vantage(TM) Commercial Water System continues to gain market acceptance for use in municipal pools, water parks, resort or specialty pools and other large commercial pools. With its patented bromine-based technology, the Vantage(TM) System is the first sanitation system utilizing corona discharge ozone generators to be listed by National Sanitation Foundation (NSF) International as conforming to the requirements of NSF Standard 50-Ozone Process Equipment. The company will gain additional exposure for this product through its use on the Georgia Tech Aquatics Center pools, site of the 1996 Centennial Olympic Games swimming and diving venues.

INDUSTRIAL
Great Lakes' proprietary biocides are environmentally suitable alternatives to traditional biocides and offer significant safety and handling benefits. Their various industrial applications include cooling towers, the pulp and paper industry and wastewater treatment facilities.
     To meet the increasing demand for these bromine-based products, Great Lakes is constructing a new, dedicated bromochlorodimethylhydantoin (BCDMH) manufacturing facility at its Lake Charles, Louisiana, site, which will expand its annual production capacity of this key raw material by up to 20 million pounds. This expansion underscores the company's commitment to the global water treatment industry, as well as ensures its capability to supply current and future requirements.
     Another growth factor for this business unit will be the continuing development and extension of new applications for its core products. The company successfully introduced last year a powdered form of BromiCide(R), a biocide that provides a more effective shock disinfecting treatment for the pulp and paper industry. Sweden's governing regulatory body, the National Chemicals Inspectorate, named Great Lakes' BromiCide(R) one of only two recipients of its Nordic White Swan Award given to environmentally friendly products. This designation will lead to greater acceptance in Europe, which has a $150 - $200 million market for biocides in the paper industry.
     Great Lakes also further extended its bromine technology into home care products in 1995 with the development of additional proprietary formulations of consumer water sanitizing products. Great Lakes has completed the launch phase for a concentrated, bromine-based automatic toilet bowl cleaner, marketed as Ty-D-Bol Bleach and Ty-D-Bol Dura-Bleach(TM) by Kiwi Brands. The company also increased production of dimethylhydantoin (DMH), used in health care and consumer markets as a preservative, at its Adrian, Michigan, facility.

OUTLOOK
With a growing presence on four continents, this business unit will parlay efficient manufacturing with aggressive new product development to achieve greater penetration in a variety of promising markets around the world.


[PHOTO OF PRODUCTS]

[CAPTION]
As a world leader in recreational water treatment, Great Lakes markets its extensive line of swimming pool and spa products in North America, Europe, Australia, Africa and several Mediterranean countries.



WATER TREATMENT
(in millions of dollars)

[BAR CHART]

FINANCIAL REVIEW

(in thousands of dollars, except per share data)

                                                     1995        1994        1993        1992
SUMMARY OF EARNINGS
   Net sales                                   $2,361,069   2,065,008   1,792,042   1,496,478
      Percent increase over previous year            14.3        15.2        19.8        14.4
   Income from operations                      $  497,343     438,689     424,781     363,010
      Percent of net sales                           21.1        21.2        23.7        24.3
   Income before taxes                         $  437,873     402,675     383,384     332,735
      Percent of net sales                           18.5        19.5        21.4        22.2
   Income taxes                                $  142,300     124,000     110,600     100,000
      Percent of income before taxes                 32.5        30.8        28.8        30.1
   Net income                                  $  295,573     278,675     272,784     232,735
      Per share                                     $4.52        4.00        3.82        3.27
      Percent of net sales                           12.5        13.5        15.2        15.6
      Percent of stockholders' average equity        21.7        21.7        23.6        23.8

FINANCIAL POSITION AT YEAR-END
   Working capital                             $  659,586     551,735     489,179     342,171
   Current ratio                                      2.4         2.3         2.3         1.8
   Capital expenditures                        $  246,639     123,109      79,270      69,368
   Total assets                                $2,468,869   2,111,465   1,900,864   1,731,989
   Long-term debt                              $  340,145     143,661      61,041      45,642
      Percent of total capitalization                18.8         9.7         5.1         7.3

SHARE DATA
   Stockholders' equity                        $1,416,183   1,310,948   1,256,563   1,052,851
      Per share                                $    21.92       19.48       17.63       14.75
   Cash dividends per share
      Declared during year                     $      .44         .39         .35         .31
      Paid during year                         $      .43         .38         .34         .30
      Payout as percent of net income                 9.7         9.8         9.2         9.5
   Shares outstanding
      Average during year                      65,364,066  69,658,653  71,329,145  71,164,010
      At year-end                              64,604,377  67,297,420  71,274,796  71,410,458
   Stock price
      High                                     $    74 5/8     82          84          71 3/8
      Low                                      $    55 3/4     48 3/4      64 1/2      50 1/4
      At year-end                              $    72         57          74 5/8      69 1/4


Share data has been restated to reflect the 100 percent stock dividends on January 30, 1992, and October 31, 1989.

Long-term debt in 1991 excludes debt of $125 million incurred to fund an acquisition.

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES



                                                                                      Ten-Year
                                                                                        Growth
      1991        1990        1989        1988        1987        1986        1985  Percentage
 1,307,607   1,066,298     792,327     557,770     478,386     300,329     276,932        23.9
      22.6        34.6        42.1        16.6        59.3         8.4       (0.5)
   309,867     270,452     163,918      92,600      76,120      42,895      44,911        27.2
      23.7        25.4        20.7        16.6        15.9        14.3        16.2
   225,473     209,449     167,918     143,488      85,036      42,717      45,368        25.4
      17.2        19.6        21.2        25.7        17.8        14.2        16.4
    68,000      68,600      45,000      40,200      29,500      15,900      16,550
      30.2        32.8        26.8        28.0        34.7        37.2        36.5
   157,473     140,849     122,918     103,288      55,536      26,817      28,818        26.2
      2.23        2.00        1.76        1.48         .83         .44         .48        25.1
      12.0        13.2        15.5        18.5        11.6         8.9        10.4
      19.2        21.1        22.9        23.6        18.2        13.0        15.7


   338,009     301,092     236,648     100,238     101,083     113,370      78,009        23.8
       2.1         2.0         2.1         1.8         1.9         2.4         2.3
    71,243      48,565      40,466      47,017      35,186      18,327      25,601
 1,649,132   1,406,296   1,097,400     663,838     577,087     491,567     323,121        22.5
   139,788      76,657     113,700      19,266      42,149     163,319      36,862
       4.4        12.8        17.5         3.7         9.4        40.1        15.5


   900,344     744,158     590,861     482,225     392,602     216,265     195,416        21.9
     12.69       10.56        8.42        6.91        5.64        3.60        3.26        21.0

       .27         .23         .20         .18         .16         .14         .12        13.9
       .26         .22         .19         .17         .15         .13         .11        14.6
      12.1        11.5        11.4        12.2        19.3        31.8        25.0

70,700,332  70,287,088  69,885,212  69,658,840  66,469,556  59,992,472  59,841,260
70,923,990  70,443,150  70,098,826  69,653,184  69,580,948  60,044,516  59,908,468

    58          34          24          16 1/2      19 1/4      11 1/8      11 1/8
    30 1/8      20 5/8      14 1/8      12 1/8       9           7 1/2       7 7/8
    57 1/4      31 7/8      23 1/8      14 1/8      13 1/2       9           9 3/4        22.1

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATING RESULTS 1995 COMPARED WITH 1994

Sales for the year were a record $2.4 billion, an increase of 14 percent over the $2.1 billion reported in 1994. Sales have grown at an annual compound rate of 24 percent over the last ten-year period. Sales by business unit are set forth in the following table (in millions):


----------------------------------------------------------------------------
                                                                     Percent
                                                                    Increase
                                                                  Over Prior
                         1995            1994           1993            Year
                     ------------       --------      --------    ----------
                     $          %       $      %      $      %    1995  1994
----------------------------------------------------------------------------
Flame Retardants      300      13      265     13     240     13   13     10
Intermediates
    and Fine
    Chemicals         302      13      262     13     240     13   15      9
Petroleum
    Additives         656      28      610     30     576     32    8      6
Polymer
    Stabilizers       224       9      162      8      81      5   38    100
Specialized
    Services and
    Manufacturing     460      19      383     18     294     16   20     30
Water Treatment       419      18      383     18     361     21    9      6
----------------------------------------------------------------------------
                    2,361     100    2,065    100   1,792    100   14     15
----------------------------------------------------------------------------


Sales in 1995 increased $296 million over the prior year due to the following (in millions):


----------------------------------------------------------------------------
Selling Prices                                                          $ 87
Volume                                                                    81
Acquisitions                                                             102
Foreign Exchange                                                          26
----------------------------------------------------------------------------
                                                                        $296
----------------------------------------------------------------------------


Flame Retardants sales reached a record $300 million, an increase of $35 million over 1994. Selling price increases effected in late 1994 and early 1995 were maintained throughout the year. Incremental capacity expansions allowed the unit to satisfy strong market requirements in the United States and the Pacific Rim. Sales volumes in Europe were comparable to the prior year.

Intermediates and Fine Chemicals sales increased $40 million, totaling $302 million for the year. Demand was strong across all product lines with furfural and derivatives, bromine and derivatives, and fine chemicals posting double-digit volume gains. All product lines achieved price improvements. Furfural and derivatives led the price improvements with the combined effect of tight raw material supply and strong market demand for high value-added derivative products.

Petroleum Additives sales improved $46 million in 1995 reflecting sales added by the September 1994 acquisition of E. I. du Pont de Nemours (DuPont) fuel additives business. In the alkyl lead compound product line, retail (direct sales to refineries) volumes declined approximately 8 percent for the year which is on the low side of the expected 7 percent to 10 percent annual market decline. Price improvements for the year averaged about 9 percent, which is a lower rate of increase than achieved in prior years. Product pricing reflects the Company's strategy to extend the life of the product, refinery economics related to achieving octane ratings and the changing mix of geographic regions where lead fuels are used. Future price increases are expected to be in the high single-digit range.

In the second quarter of 1994, the Company entered into an agreement to supply Ethyl Corporation's requirements for alkyl lead compound (wholesale compound). During 1995 wholesale volumes declined 19 percent while prices, which are a function of both changes in production costs and retail prices for compound, improved about 5 percent for the year. The relationship of retail to wholesale compound sales was 72/28 in 1995 compared to 70/30 in 1994.

Polymer Stabilizers sales increased 38 percent, or $62 million, during 1995. Approximately half of the improvement is attributable to the April 1994 acquisition of EniChem Synthesis S.p.A.'s (GLCI) polymer additives and associated chemicals business. The business unit successfully expanded its market presence through new product introductions and incremental capacity increases to meet customer requirements. Volume gains made during the first half of the year were offset in part by customer year-end inventory corrections. Product pricing increased over 1994 and was strong all year.

Specialized Services and Manufacturing posted a $77 million sales improvement over 1994 primarily due to Chemol's trading activities in Central Europe. The oil field service business registered solid improvements through an expanded presence in international markets and a broader offering of oil and gas well completion services. The fluorine chemicals business, led by expanded market acceptance of the FM-200(R) fire extinguishing product, gained over 40 percent for the year.

Water Treatment sales gained $36 million in 1995. The extended summer season and higher than normal temperatures contributed to strong volume gains in recreational water chemical sales. Volume contributed more than 40 percent of the sales improvement with acquisitions adding another 35 percent. Favorable currency effects account for the balance of the improvement as competitive pressures did not allow for price improvement.

-------------------------------------------------------------------------------
                                                             Gross Profits as a
Year                                                    Percentage of Net Sales
-------------------------------------------------------------------------------
1995                                                                       33.4
1994                                                                       33.7
1993                                                                       36.8
-------------------------------------------------------------------------------


Gross profits of $788 million increased $93 million over the prior year. Increases in selling prices were more than double manufacturing and raw material cost increases. Core specialty chemical businesses registered volume gains that more than offset declines in the Petroleum Additives business unit. The contribution from acquisitions accounted for about 30 percent of the overall improvement while foreign exchange had a minimal impact on the increase in gross profits. As a percentage of sales, gross profits declined slightly as a one percentage point improvement in our core businesses was offset by a decline in Petroleum Additives.

Although the Company continues to have approximately 50 percent of its business transacted in foreign currencies, principally the pound sterling, deutsche mark and yen, currency changes did not have a significant impact on profit margins. To minimize the effect of currency fluctuations, the Company uses foreign exchange contracts, average rate options, and other financial instruments. A dollar billing program is in place at Octel and approximately 50 percent of this foreign subsidiary's sales are in dollars; the balance of Octel's billing is in pound sterling which approximates its pound sterling costs. This program effectively insulates Octel's profits, measured in dollars, from fluctuations in the pound sterling.


----------------------------------------------------------------------
                              SAR expense as a Percentage of Net Sales
                                   Selling &
Year                          Administration             R&D     Total
----------------------------------------------------------------------
1995                                     9.6             2.7      12.3
1994                                     9.5             2.9      12.4
1993                                    10.0             3.1      13.1
----------------------------------------------------------------------


Selling, administration and research (SAR) expenses in 1995 were $291 million, an increase of $34 million from the $257 million in 1994. As a percentage of sales, SAR expense declined slightly. In absolute terms, about half of the increase is attributable to increased spending associated with the growth of the business, 30 percent is related to acquisitions, and the balance due to negative foreign exchange impacts.

Research and development continues to be an area of emphasis for the Company. Spending in 1995 amounted to $63 million, an increase of 6 percent over the prior year. During 1995, efforts continued to focus on new and improved flame retardants, furfural derivatives, pharmaceutical intermediates, new fuel additives, and water treatment products.

----------------------------------------------------------------------
                                             Income from Operations as
Year                                         a Percentage of Net Sales
----------------------------------------------------------------------
1995                                                              21.1
1994                                                              21.2
1993                                                              23.7
----------------------------------------------------------------------


Operating income increased 13 percent to $497 million on the strength of the strong performance by the core business units. Operating income of these businesses increased 31 percent over the prior year.

Equity in earnings of affiliates and other income was $29 million in 1995, a decrease of $16 million from the prior year. Nonrecurring 1994 gains from insurance settlements, the disposition of a product line, and the settlement of a natural gas contract-related matter account for half of the decrease with the balance related to converting an equity position in Huntsman Chemical Corporation (HCC) to cumulative preferred shares in March 1995.

Interest and other expenses amounted to $55 million in 1995, an increase of $7 million from the prior year. Interest expense, net of capitalized interest on construction projects, increased $5 million due to higher borrowing in support of the Company's share repurchase program and capital investment projects. Other expenses increased due to the settlement of various legal matters. Amortization of intangibles declined slightly as goodwill amortization associated with the investment in HCC was eliminated with the conversion of the equity position in HCC to preferred stock. Foreign exchange gains and losses, which are included in other expenses, were not significant.

Minority interest in the income of subsidiaries includes an approximate 12 percent minority interest in Octel and a 22 percent minority interest in Chemol. The minority interest in Octel is before income taxes as earnings are predominantly from a partnership and, therefore, taxes are paid by each partner individually.


------------------------------------------------
                              Effective Tax Rate
Year                                  Percentage
------------------------------------------------
1995                                        32.5
1994                                        30.8
1993                                        28.8
------------------------------------------------


Income taxes of $142 million increased $18 million over the prior year. The higher effective tax rate is due to a reduction in reversals of prior year tax reserves and from a change in the mix of earnings from lower to higher tax rate jurisdictions. These items account for approximately $7 million of the increase with the balance related to increased earnings.

Net income for 1995 was $296 million, or $4.52 per share, compared to net income of $279 million, or $4.00 per share in 1994. The increase in net income and earnings per share was 6 percent and 13 percent, respectively. The share repurchase program since inception added about $0.18 to 1995 earnings per share.

MANAGEMENT DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

OPERATING RESULTS 1994 COMPARED WITH 1993

Net sales in 1994 were $2.1 billion, an increase of $273 million, or 15 percent, over 1993 net sales of $1.8 billion.

Key factors contributing to the increase in sales include:
selling price increases of $48 million, volume improvements of $114 million, and acquisitions of $140 million offset by divestitures of $33 million.

Flame Retardants sales gained $25 million from the prior year, reflecting strong demand in North America and the Pacific Rim. Capacity increases for several key products brought on stream during the latter part of the year and price increases that became effective in the fourth quarter contributed to the strong performance.

Intermediates and Fine Chemicals posted a $22 million improvement over 1993. Volumes were strong and pricing flat to down across all product lines except for agricultural chemicals, whose volume was constrained by legislated limitations on methyl bromide. Pricing for agricultural chemicals showed improvement. Furfural and related derivative products, which have been negatively impacted over the past few years by recessionary economies in Europe and Japan and by competitive price pressures from foreign competition attempting to gain market share, saw price erosion abate during the year and turn slightly positive in the fourth quarter.

Petroleum Additives sales gain for the year of $34 million includes about $20 million in sales attributable to the September acquisition of DuPont's fuel additives business. The balance of the improvement came primarily from price increases that more than offset lower volumes. During 1994, retail compound volumes declined a total of 17 percent. First half declines due to logistical problems and the temporary lack of hard currency by customers in Iran and Russia were, in part, offset by normal selling patterns in the second half of the year. Pricing for retail compound improved about 15 percent for the year, which is consistent with prior trends. Wholesale volumes almost doubled during 1994 due to the supply agreement with Ethyl Corporation; prices declined slightly. The relationship of retail to wholesale compound sales was about 70/30 in 1994, compared to about 85/15 in 1993.

Polymer Stabilizers sales doubled during the period reflecting the acquisition of GLCI in April 1994 and the full-year effect of the acquisition of LOWI in June of 1993.

Specialized Services and Manufacturing posted an $89 million sales improvement over 1993. While all operations in this business unit registered year-over-year sales gains, the preponderance of the increase was derived from Chemol's chemical trading activities in Central Europe and Four Seasons' environmental remediation business.

Water Treatment, benefiting from both excellent weather conditions during the pool season and market expansion, improved sales by $22 million, or 6 percent, over 1993.

Gross profits of $695 million were up $36 million over 1993; however, as a percentage of sales, gross profits declined approximately 3 percentage points. The margin compression is attributable to price increases in business units other than Petroleum Additives not keeping pace with production cost increases primarily related to raw materials such as chlorine and caustic soda; volume gains coming predominately in lower margin areas such as chemical trading and certain environmental services; the cessation of the highly profitable halon business at the end of 1993; increased alkyl lead compound sales to the wholesale market; and recently acquired businesses that have yet to achieve margins comparable with corporate norms.

SAR expenses in 1994 were $257 million, an increase of $23 million over the prior year's $234 million. As a percentage of sales, SAR expense increased at a rate less than sales. In absolute terms, acquisitions accounted for about half of the increase. The balance of the increase was commensurate with the growth of the business.

Equity in earnings of affiliates and other income amounted to $46 million, an increase of $10 million over the $36 million recorded in 1993. The significant earnings improvements at HCC, coupled with the increased earnings from the KAO-Quaker joint venture, resulted in the Company's share of affiliate earnings increasing $9 million to $20 million for the year. Interest income for the year declined about $2 million to $9 million as a result of lower average investments. Other income amounted to $17 million for 1994, an increase of $3 million over the prior year due to a number of one-time items.

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

Income taxes of $124 million increased $13 million over the prior year's $111 million. The effective tax rate for the year was 30.8 percent compared to 28.8 percent in 1993. The 2.0 point increase in the rate results from 1993 benefiting from adoption of Statement of Financial Accounting Standard No. 109 "Accounting for Income Taxes" and a shift in earnings to higher tax jurisdictions.

Net income for 1994 was $279 million, or $4.00 per share, compared to 1993 net income of $273 million, or $3.82 per share. The year-over-year increase in net income and earnings per share was 2 percent and 5 percent, respectively. Share repurchases during 1994 increased earnings per share by approximately $0.05.

FINANCIAL CONDITION AND LIQUIDITY

The Company's objective is to return 20% or more on stockholders' average equity. Again in 1995, this goal was achieved. Management continues to emphasize allocating resources to capital projects and strategic acquisitions that meet or exceed the Company's return on investment target.


---------------------------------------------------
Year                               Return on Equity
---------------------------------------------------
1995                                           21.7
1994                                           21.7
1993                                           23.6
---------------------------------------------------


Cash provided by operating activities amounted to $344 million, an increase of $48 million over the $296 million in cash provided in 1994, exclusive of the special cash dividend received from HCC. This strong cash flow supplemented by commercial paper borrowings was utilized by the Company to expand and improve production capacity, to increase dividends to shareholders, and to repurchase approximately 2.8 million shares of stock. Cash and cash equivalents of $181 million include $123 million of short-term investments, an increase of $36 million from the prior year.

The Company's investment in working capital, excluding cash and cash equivalents, increased $72 million during the year to $479 million as of December 31, 1995. Accounts receivable increased $33 million from the prior year. On average, 1995 days sales outstanding in trade accounts receivable were 77 days, essentially unchanged from the 78 days outstanding in 1994. The increase in the accounts receivable balance reflects a strong early buy program in the recreational water treatment business, coupled with an increase in non-trade receivables related to European value-added taxes and insurance recoveries, both of which are expected to be collected in the first quarter of 1996.

Inventories were $376 million as of December 31, 1995, an increase of $59 million over the prior year. The increase is attributable to the acquisition of a trichloroisocyanuric dry sanitizer plant at the end of 1994; a build-up of recreational water treatment chemical inventories in connection with an early-buy program; and a return to more normal inventory levels in the Petroleum Additives business unit from the relatively low levels of the prior year due to very high fourth quarter 1994 sales. On average, inventory turned 4.4 times in 1995 compared to 4.3 times in 1994.

Spending on plant and equipment in 1995 amounted to $247 million, essentially double the prior year. Additional capacity for both new and existing products accounted for approximately 60 percent of the spending. Another 15 percent was for capital replacement and cost savings projects; and the remainder of the spending was directed towards safety and regulatory compliance, environmental matters and support activities. The Company's capital spending activities are well diversified by product area and geographic location. The largest group of projects is for bromine capacity and includes land acquisition for future brine production, brine well additions, bromine extraction towers and sour gas recovery facilities. Other key projects include debottlenecking of the existing PTMEG capacity and a related THF expansion which came on stream late in 1995; capacity expansions for key flame retardant products such as tetrabrom, PHT4, and PDBS; and a facility for production of an intermediate for a major European customer. Capital spending in 1996 is projected to be about $210 million and the character of the projects will be similar to 1995.

Spending on environmental related capital projects was approximately $10 million in both 1994 and 1995. Capital requirements for environmental related projects in 1996 should be consistent with 1995 levels.

Investments in and advances to unconsolidated affiliates increased approximately $6 million as a result of the Company's investment in Tetrabrom Technologies, Ltd., a new joint venture in Israel that will manufacture tetrabromobisphenol-A. Also in 1995, the Company exchanged its remaining 17 percent common stock holdings in HCC for 58,700 shares of series A cumulative preferred stock with a current annual dividend rate of 14 percent. The face value of the shares is $58.7 million.

The Company utilizes commercial paper borrowing as its primary source of external financing due to interest rate considerations. Commercial paper borrowings at December 31, 1995, amounted to $262 million compared to $87 million at December 31, 1994. At December 31, 1995, the level of debt to total capitalization was 18.8 percent, up from 9.7 percent at December 31, 1994.

The Company recently negotiated a $400 million, five-year credit facility with various banks that replaces a three-year, $250 million facility. The credit facility provides back-up to the Company's $400 million commercial paper program. During 1995, Standard & Poor's upgraded the Company's corporate credit rating to AA- and its commercial paper rating to A-1+. Additionally, the Company has a shelf registration on file with the Securities and Exchange Commission for $200 million of debt securities which could be issued to finance acquisitions or fund other corporate requirements. Management has no immediate plans to issue debt securities under the registration statement.

Other noncurrent liabilities of $127 million include a $46 million reserve for expected future personnel reductions, plant closures and decontamination costs at Octel's alkyl lead plants in the United Kingdom, France and Italy as demand for this product diminishes. Approximately $6 million was spent in 1995, compared to $7 million in 1994. The Company anticipates that operations in Italy will cease in the first quarter of 1996 and that operations in France will cease in 1997. Spending on plant closures noted above and a previously closed German facility should be in the $10 million range in 1996 and the $15 million range in 1997. Production at the U.K. plants should continue into the next century based on the current rate of market decline.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Deferred revenues of $65 million included in other noncurrent liabilities represent partial payments for future delivery of an intermediate product under a long-term supply agreement with a major customer. Production has been suspended since 1993 pending the customer receiving FDA approval for their final product. Under the terms of the contract, the Company is entitled to retain the advanced payment regardless of production volumes. In the event that production is not resumed, the deferred revenue would be used to offset the remaining book value of dedicated facilities. The Company is currently in discussions with the customer regarding the future of the facility. As an interim step, a portion of the plant is being converted to polymer stabilizer production.

Stockholders' equity was $1.4 billion, or $21.92 per share, at December 1995, compared to $1.3 billion, or $19.48 per share, at the end of 1994. Over the past ten years, stockholders' equity has grown at a compound rate of 22 percent.

Dividends declared increased for the twenty-third consecutive year totaling $29 million, or $.44 per share, compared with $27 million, or $.39 per share, in the prior year.

In 1995, the Company purchased 2.8 million shares of its stock for a total cost of $165 million under share repurchase programs authorized by the Board of Directors. The average price per share of the stock purchased was $59.33. During the three-year period ended December 31, 1995, the Company has repurchased 7.3 million shares at a cost of approximately $423 million, or $57.59 per share. As of December 31, 1995, management is authorized to repurchase an additional 1.7 million shares. Management intends to repurchase additional shares as market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the remeasurement of foreign currency denominated assets and liabilities into U.S. dollars. The change in the cumulative translation adjustment increased stockholders' equity by $2 million in 1995. Approximately 50 percent of the Company's net assets are in Europe, predominantly the United Kingdom.

OTHER MATTERS

The Company's operations, like those of most companies which use or make chemicals, are subject to stringent laws and regulations relating to maintaining or improving the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Normal spending for environmental compliance, including that associated with waste minimization and pollution prevention programs, amounted to approximately $44 million in 1995 and about $34 million in 1994. These amounts include approximately $10 million for capital equipment in both 1995 and 1994, respectively. The increase in 1995 reflects higher operating rates and the effect of recent acquisitions. Spending for environmental compliance is anticipated to be about $45 million in 1996.

The Company is a party to various governmental and private environmental actions associated with current and former manufacturing sites and waste disposal sites, including some sites that are on the Environmental Protection Agency's Superfund National Priority List. In most instances, the Company has been viewed as a de minimis contributor and has not expended any significant amounts for remediation. Future environmental compliance and remediation costs are, at best, difficult to quantify with reasonable assurance. This is due to many factors including the speculative nature of remediation methods and costs, conflicting and imprecise data regarding the nature and extent of waste, the number of other parties involved, and changing governmental regulations. Based upon current regulation and the information available, management believes that adequate provisions have been made in the financial statements and future costs will not have a material adverse impact on the Company's consolidated financial position.

Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years and can be offset through a combination of price increases and productivity improvements.

With the Company's strong balance sheet, substantial free cash flow, and access to low-cost external financing, the Company is well-positioned to capitalize on opportunities that may arise in 1996.


----------------------------------------------------------------
1995--Stock Price Data                         High       Low
----------------------------------------------------------------
1st Quarter                                      62 7/8   56
2nd Quarter                                      64 1/8   55 3/4
3rd Quarter                                      69 7/8   59 7/8
4th Quarter                                      74 3/4   65 3/4
Year-End Close                                   72
----------------------------------------------------------------
----------------------------------------------------------------
1994--Stock Price Data                         High       Low
----------------------------------------------------------------
1st Quarter                                      82       67 1/2
2nd Quarter                                      71       48 3/4
3rd Quarter                                      61 1/2   53 5/8
4th Quarter                                      59 5/8   51 3/4
Year-End Close                                   57
----------------------------------------------------------------
----------------------------------------------------------------
Cash Dividends Paid                            1995       1994
----------------------------------------------------------------
1st Quarter                                    .10        .09
2nd Quarter                                    .105       .095
3rd Quarter                                    .105       .095
4th Quarter                                    .115       .10
----------------------------------------------------------------

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES

The management of Great Lakes Chemical Corporation is responsible for the preparation and presentation of the accompanying consolidated financial statements and all other information in this Annual Report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed judgements and estimates.

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


 /s/ ROBERT T. JEFFARES
---------------------------
Robert T. Jeffares
Executive Vice President and Chief Financial Officer



-----------------------------------------------------------------------------

REPORT OF ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of the Great Lakes Chemical Corporation and subsidiaries as of December 31, 1995 and 1994, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ERNST & YOUNG LLP SIGNATURE


Indianapolis, Indiana
January 26, 1996

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                                               GREAT LAKES CHEMICAL CORPORATION
                                               AND SUBSIDIARIES


(in thousands of dollars, except per share data)
YEAR ENDED DECEMBER 31                                                                             1995        1994        1993
NET SALES                                                                                    $2,361,069  $2,065,008  $1,792,042

OPERATING EXPENSES
     Cost of products sold                                                                    1,572,653   1,369,618   1,133,352
     Selling, administrative and research expenses                                              291,073     256,701     233,909
                                                                                             ----------  ----------  ----------
                                                                                              1,863,726   1,626,319   1,367,261
                                                                                             ----------  ----------  ----------


INCOME FROM OPERATIONS                                                                          497,343     438,689     424,781

EQUITY IN EARNINGS OF AFFILIATES AND OTHER INCOME                                                29,353      45,645      35,754

INTEREST AND OTHER EXPENSES                                                                      55,149      48,432      45,512

MINORITY INTEREST IN INCOME OF SUBSIDIARIES                                                      33,674      33,227      31,639
                                                                                             ----------  ----------  ----------

INCOME BEFORE TAXES                                                                             437,873     402,675     383,384

INCOME TAXES                                                                                    142,300     124,000     110,600
                                                                                             ----------  ----------  ----------
NET INCOME                                                                                      295,573     278,675     272,784
                                                                                             ----------  ----------  ----------


RETAINED EARNINGS AT BEGINNING OF YEAR                                                        1,411,890   1,160,173     912,352

CASH DIVIDENDS DECLARED                                                                          28,629      26,958      24,963
                                                                                             ----------  ----------  ----------

RETAINED EARNINGS AT END OF YEAR                                                             $1,678,834  $1,411,890  $1,160,173
                                                                                             ==========  ==========  ==========

NET INCOME PER SHARE                                                                         $     4.52  $     4.00  $     3.82

CASH DIVIDENDS DECLARED PER SHARE                                                            $      .44  $      .39  $      .35

AVERAGE SHARES OUTSTANDING                                                                   65,364,066  69,658,653  71,329,145

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES


(in thousands of dollars)
DECEMBER 31                                                                       1995         1994

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                   $   180,970  $   144,666
  Accounts and notes receivable, less allowance of
     $7,659 and $7,758, respectively                                              527,014      493,614
  Inventories                                                                     375,967      316,623
  Prepaid expenses                                                                 41,060       24,774
                                                                               ----------  -----------
  TOTAL CURRENT ASSETS                                                          1,125,011      979,677
                                                                               ----------  -----------
PLANT AND EQUIPMENT                                                               765,311      605,924

EXCESS OF INVESTMENT OVER NET ASSETS OF SUBSIDIARIES ACQUIRED                     416,632      411,028

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                           72,587       66,479

OTHER ASSETS                                                                       89,328       48,357
                                                                               ----------  -----------
                                                                               $2,468,869   $2,111,465
                                                                               ==========  ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable                                                               $     6,309  $     7,793
  Accounts payable                                                                198,490      184,823
  Accrued expenses                                                                108,414      101,615
  Income taxes payable                                                            128,891      118,203
  Dividends payable                                                                 7,430        6,730
  Current portion of long-term debt                                                15,891        8,778
                                                                               ----------  -----------
  TOTAL CURRENT LIABILITIES                                                       465,425      427,942
                                                                               ----------  -----------
LONG-TERM DEBT, LESS CURRENT PORTION                                              340,145      143,661

OTHER NONCURRENT LIABILITIES                                                      126,820      126,907

DEFERRED INCOME TAXES                                                              88,540       75,652

MINORITY INTEREST                                                                  31,756       26,355

STOCKHOLDERS' EQUITY
  Common stock, $1 par value, authorized 200,000,000 shares,
     issued 72,109,477 and 72,024,520 shares, respectively                         72,109       72,025
  Paid-in capital                                                                 113,647      112,667
  Retained earnings                                                             1,678,834    1,411,890
  Cumulative translation adjustment                                               (23,179)     (25,222)
  Less treasury stock, at cost, 7,505,100 and 4,727,100 shares, respectively     (425,228)    (260,412)
                                                                               ----------  -----------
  TOTAL STOCKHOLDERS' EQUITY                                                    1,416,183    1,310,948
                                                                               ----------  -----------
                                                                               $2,468,869  $ 2,111,465
                                                                               ==========  ===========


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES


(in thousands of dollars)
YEAR ENDED DECEMBER 31                                   1995        1994       1993
OPERATING ACTIVITIES
 Net income                                            $295,573    $278,675  $ 272,784
 Adjustments to reconcile net income to net cash
  provided by operating activities:
   Depreciation and depletion                            83,461      72,663     62,475
   Amortization of intangible assets                     27,184      29,634     27,541
   Deferred income taxes                                 12,600         700     (3,000)
   Net (unremitted) remitted earnings of affiliates        (518)    112,312     (4,348)
   Gain on sale of assets                                  (185)        (65)    (4,418)
   Other                                                   (843)     (1,365)     2,792
   Change in operating assets and liabilities,
     net of effects from business combinations:
       Accounts receivable                              (34,432)    (95,097)   (33,281)
       Inventories                                      (57,565)     (9,969)     6,670
       Other current assets                             (13,948)     (6,602)     2,042
       Accounts payable and accrued expenses             22,137      35,010    (51,048)
       Income taxes and other current liabilities        10,504      10,131     21,765
                                                      ---------   ---------  ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES               343,968     426,027    299,974

INVESTING ACTIVITIES
  Plant and equipment additions                        (246,639)   (123,109)   (79,270)
  Business combinations, net of cash acquired           (24,399)   (198,494)   (89,827)
  Proceeds from sale of assets                            3,144      11,700     14,024
  Other                                                 (47,986)     21,484     (8,449)
                                                      ---------   ---------  ---------
NET CASH USED IN INVESTING ACTIVITIES                  (315,880)   (288,419)  (163,522)

FINANCING ACTIVITIES
  Net (repayment) and borrowings under
    short-term credit lines                              (5,878)      1,243    (11,941)
  Net (payments of) proceeds from
    long-term borrowings                                 (2,399)     (8,026)    15,234
  Net increase (decrease) in commercial paper and
     other long-term obligations                        208,081      85,042    (49,995)
  Net increase (decrease) in other
    noncurrent liabilities                                  639      (8,098)    (4,015)
  Minority interest                                       1,065       9,751       (822)
  Proceeds from stock options exercised                   2,345       3,336      3,203
  Cash dividends declared                               (28,629)    (26,958)   (24,963)
  Repurchase of common stock                           (164,816)   (232,279)   (25,540)
                                                      ---------   ---------  ---------
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES         10,408    (175,989)   (98,839)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND
 CASH EQUIVALENTS                                       (2,192)      3,313      1,320
                                                      ---------   ---------  ---------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS         36,304     (35,068)    38,933

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR          144,666     179,734    140,801
                                                      ---------   ---------  ---------
CASH AND CASH EQUIVALENTS AT END OF YEAR               $180,970    $144,666   $179,734
                                                      =========   =========  =========


See notes to consolidated financial statements.
Parentheses indicate decrease in cash and cash equivalents.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES

ACCOUNTING POLICIES

NATURE OF OPERATIONS
The Company is a well-diversified specialty chemical company. Primary manufacturing operations are located in the United States and Europe. Principal product lines ranked in order of sales are: Petroleum Additives, Specialized Services and Manufacturing, Water Treatment, Intermediates and Fine Chemicals, Flame Retardants and Polymer Stabilizers. The Company's products are sold globally. The principal markets include: Oil Refineries, Computer and Business Equipment, Consumer Electronics, Data Processing, Construction Materials, Telecommunications, Pharmaceuticals and Pool and Spa Dealers and Distributors.

PRINCIPLES OF CONSOLIDATION
The consolidated financial statements include all subsidiaries of the Company after elimination of significant intercompany accounts and transactions. Investments in less than majority-owned companies in which the Company has the ability to exercise significant influence over operating and financial policies of the investees are recorded at cost, plus equity in their undistributed earnings since acquisition.

USE OF ESTIMATES
The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS
Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

INVENTORIES
Approximately 95 percent of inventories are stated at the lower of cost (first-in, first-out method) or market.

PLANT AND EQUIPMENT
Plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line, declining-balance and unit-of-production methods. The costs of gas wells, leases, and royalty interests are amortized by the unit-of-production method based upon estimated recoverable reserves and annual volumes of production.

EXCESS OF INVESTMENT OVER NET ASSETS OF SUBSIDIARIES ACQUIRED
Excess of investment over net assets of subsidiaries acquired (goodwill) is amortized over periods of eight to 40 years. The Company regularly evaluates the realizability of goodwill based on projected undiscounted cash flows and operating income for each business having material goodwill balances. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1995. As of December 31, 1995 and 1994, accumulated amortization was $83,309,000 and $63,941,000, respectively.

INCOME TAXES
Income taxes are provided on the portion of the income of unconsolidated affiliates that is expected to be remitted and taxable.

STOCK OPTIONS
The Company is following Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB 25) and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized.

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

ACQUISITIONS

In 1995, the Company completed acquisitions in the Water Treatment and Intermediates and Fine Chemicals business units at a cost of $11,000,000, including $6,000,000 of excess purchase price over the value of net assets acquired.

On September 7, 1994, the Company completed the acquisition of E. I. du Pont de Nemours & Company's (DuPont) petroleum additives business including DuPont's North and South American tetraethyl lead business for approximately $50,000,000. Octel America, Inc., a wholly-owned subsidiary of Great Lakes, acquired the non-tetraethyl lead portion of the business whose products consist of corrosion inhibitors, petroleum dyes, conductivity improvers, antioxidants, metal sequestering agents, diesel fuel stabilizers and valve seat recession protectors. A wholly-owned subsidiary of The Associated Octel Company, Ltd.
(AOC) purchased the tetraethyl lead portion of the business. AOC is a majority-owned subsidiary of the Company. The excess of purchase price over the value of net assets acquired totaled approximately $35,000,000.

The Company's acquisition of EniChem Synthesis S.p.A. (renamed GLCI) was completed on April 21, 1994, for approximately $90,000,000 in cash. The excess of purchase price over the net assets acquired amounted to $25,000,000. Headquartered in Milan, Italy, GLCI is a leading manufacturer of antioxidants and UV absorbers. GLCI operates

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

manufacturing facilities in Pedrengo and Ravenna, Italy, and a research and development center in Bolgiano. The acquisition complemented the Company's existing polymer additives business by bringing an extensive line of new products and technology. The acquisition created synergies and cost reduction opportunities in supplying a worldwide customer base.

Other acquisitions completed in 1994 included a U.K.-based distributor of pool and spa chemicals and equipment, a Southeastern U.S. distributor of pool chemicals and spa equipment, a trichloroisocyanuric acid (trichlor) dry sanitizer plant that provides a key raw material used in the production of swimming pool products, and the 50 percent balance of a European joint venture involved in providing oil field services. The acquisitions cost approximately $43,000,000. The excess of purchase price over the net assets acquired amounted to approximately $6,000,000.

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

In January 1993, the Company completed the purchase of Four Seasons Industrial Services, Inc. and two associated companies. Located at Greensboro, North Carolina, Four Seasons provides environmental remediation, consulting, and on-site treatment services.

In June 1993, the Company acquired LOWI, a Germany based manufacturer of antioxidants and ultraviolet absorbers, to complement the Company's worldwide polymer stabilizers business.

The Company's 87.82 percent ownership interest in Octel Associates and The Associated Octel Company, Limited, was acquired in two transactions. In 1989 the Company acquired 51.15 percent interest from three major oil companies; and in 1992, the Company acquired a 36.67 percent interest from Shell U.K. Limited. The 1989 acquisition agreement provides for profit participation payments for specified periods of time after the date of acquisition. Such profit participation is treated as an adjustment to the purchase price. These payments amounted to approximately $20,000,000 in 1995 and to approximately $169,000,000 since acquisition.

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


(in thousands, except earnings per share)
Year Ended December 31                1995         1994         1993
-----------------------------------------------------------------------
Net sales                          $2,366,000  $ 2,129,000  $ 1,926,500
Net income                         $  296,000  $   287,000  $   283,000
Earnings per share                 $     4.52  $      4.12  $      3.96


The pro forma results do not represent the Company's actual operating results had the acquisitions been made at the beginning of 1995, 1994, and 1993, or the results which may be expected in the future.

CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:


 (in thousands)
 December 31                                   1995          1994
-----------------------------------------------------------------
 Cash                                      $ 57,607      $ 47,171
 Time deposits                              123,363        97,495
                                           --------      --------
                                           $180,970      $144,666
                                           ========      ========

 INVENTORIES
 The major components of inventories are as follows:


 (in thousands)
 December 31                                   1995          1994
-----------------------------------------------------------------
 Finished products                         $260,293      $223,822
 Raw materials                               82,297        62,478
 Supplies                                    33,377        30,323
                                           --------      --------
                                           $375,967      $316,623
                                           ========      ========

Cost of applicable inventories using the last-in, first-out valuation method approximates current cost at December 31, 1995 and 1994.

PLANT AND EQUIPMENT                             GREAT LAKES CHEMICAL CORPORATION
Plant and equipment consist of the following:                   AND SUBSIDIARIES


(in thousands)
December 31                                 1995         1994
-----------------------------------------------------------------
Land                                     $    25,750  $    24,229
Buildings and land improvements              115,897      116,833
Equipment and
 leasehold improvements                      931,386      789,951
Gas wells, leases and royalty interests        4,997        4,791
Construction in progress (estimated
 additional cost to complete at
 December 31, 1995, $131,000)                200,302      102,297
                                         -----------  -----------
                                           1,278,332    1,038,101
Less allowances for depreciation,
 depletion and amortization                  513,021      432,177
                                         -----------  -----------
                                         $   765,311  $   605,924
                                         ===========  ===========


The estimated useful lives for purposes of computing depreciation are: buildings and land improvements, 7-40 years; equipment and leasehold improvements, 2-17 years.

Maintenance and repairs charged to costs and expenses were $97,759,000, $89,164,000, and $81,420,000 for 1995, 1994, and 1993, respectively.

Rent expense for all operating leases amounted to $24,156,000, $20,747,000, and $16,138,000 for 1995, 1994, and 1993, respectively.

NOTES PAYABLE
Data concerning borrowings are as follows:



                                      1995      1994      1993
-----------------------------------------------------------------
Amounts borrowed (in thousands):
 Maximum during
    the year                        $44,969   $34,758   $31,082
 Average for the year               $10,992   $11,916   $17,734
Weighted average interest rates:
 At December 31                       12.9%      6.6%      8.5%
 On borrowings during the year        11.0%      6.7%      7.6%


The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines. The weighted average interest rates increased in 1995 due to proportionately higher borrowings in locations such as South America and Central Europe.


LONG-TERM DEBT
Long-term debt is summarized as follows:


(in thousands)
December 31                                  1995      1994
-----------------------------------------------------------------
Commercial paper, 1995 year-end
  average interest rate of 5.8%          $262,382  $ 86,954
Industrial development bonds, at fixed
  and variable interest rates from 5.2%
  to 7.0% at December 31, 1995
  (weighted average 5.6%) with
  maturities to May 2025                   21,685    21,685
Other                                      71,969    43,800
                                         --------  --------
                                          356,036   152,439
Less current portion                       15,891     8,778
                                         --------  --------
                                         $340,145  $143,661
                                         ========  ========


In early 1996, the Company entered into a five year $400,000,000 revolving credit agreement with nine banks which serves as a backup for the Company's commercial paper program. The facility replaced a $250,000,000 credit agreement. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A-1+ by Standard and Poor's and P-1 by Moody's.

The Company has on file a shelf registration with the Securities and Exchange Commission for $200,000,000 of debt securities. Once issued, the security proceeds will be utilized by the Company as required from time to time for acquisitions and other corporate purposes.

Long-term debt matures as follows: 1996, $15,891,000; 1997, $10,190,000; 1998,
$4,872,000; 1999, $2,681,000; and 2000, $11,683,000.

During 1995, 1994, and 1993, interest costs were $21,262,000,
$11,856,000, and $8,174,000, respectively, of which $6,187,000, $1,737,000, and
$928,000, respectively, were capitalized as additional costs of equipment and leasehold improvements in connection with the expansion of physical facilities. In these years, interest payments were $21,086,000, $12,075,000, and $8,167,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

OTHER NONCURRENT LIABILITIES
Other noncurrent liabilities consist of the following:


(in thousands)
December 31                                    1995      1994
-------------------------------------------------------------
Future estimated closing costs of Octel's
 TEL manufacturing facilities              $ 46,328  $ 48,271
Deferred revenue                             64,932    63,932
Other                                        15,560    14,704
                                           --------  --------
                                           $126,820  $126,907
                                           ========  ========


Deferred revenue represents funds provided as an advance partial payment for product to be delivered under the terms of a long-term supply contract with a major customer. The plant is idle as the customer's product has not received FDA approval.

INCOME TAXES
The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes and deferred income taxes, a reconciliation of the U.S. statutory income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities. The data are presented on the liability method which was adopted in 1993. The cumulative effect of adopting the liability method in 1993 was an increase in net income of $3,000,000.

Income Before Taxes:

(in thousands)
Year Ended December 31                         1995       1994      1993
--------------------------------------------------------------------------
Domestic                                     $142,271   $145,351  $148,078
Foreign                                       295,602    257,324   235,306
                                             --------   --------  --------
                                             $437,873   $402,675  $383,384
                                             ========   ========  ========

Provisions for Income Taxes:


(in thousands)
Year Ended December 31                         1995       1994      1993
--------------------------------------------------------------------------
Current:
  Federal                                    $ 34,900   $ 39,500  $ 39,600
  State                                         5,300      6,000     5,600
  Foreign                                      89,500     77,800    68,400
                                             --------   --------  --------
                                              129,700    123,300   113,600
                                             ========   ========  ========
Deferred:
  Domestic                                      5,800    (6,100)     1,300
  Foreign                                       6,800      6,800   (4,300)
                                             --------   --------  --------
                                               12,600        700   (3,000)
                                             --------   --------  --------
                                             $142,300   $124,000  $110,600
                                             ========   ========  ========


Provisions for Deferred Income Taxes:


(in thousands)
Year Ended December 31                           1995       1994      1993
--------------------------------------------------------------------------
Equity in affiliates                          $    --   $ (8,313)   $  559
Depreciation                                    7,003      4,297     1,735
Other                                           5,597      4,716    (5,294)
                                             --------   --------  --------
                                              $12,600   $    700  $ (3,000)
                                             ========   ========  ========

Effective Income Tax Rate Reconciliation:


Year Ended December 31                           1995       1994      1993
--------------------------------------------------------------------------
U.S. statutory income tax rate                   35.0%      35.0%     35.0%
Decrease resulting from:
  SFAS 109                                         --         --      (0.8)
  Reversal of prior provisions                     --       (2.0)     (2.3)
  Other                                          (2.5)      (2.2)     (3.1)
                                             --------   --------  --------
Effective income tax rate                        32.5%      30.8%     28.8%
                                             ========   ========  ========


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:


(in thousands)
December 31                          1995     1994
----------------------------------------------------
Deferred tax assets                $ 26,231  $17,215
                                   ========  =======
Deferred tax liabilities
 Depreciation                      $ 62,000  $54,997
 Foreign liabilities
   pending settlements               20,000   20,000
 Undistributed affiliate earnings     1,352    1,352
 Other                               23,399   11,224
                                   --------  -------
                                   $106,751  $87,573
                                   ========  =======


Cash payments for income taxes were $125,574,000, $109,337,000, and $105,169,000 in 1995, 1994, and 1993, respectively.

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES


STOCKHOLDERS' EQUITY
Changes in common stock and paid-in capital accounts are summarized as follows:


                                     Common Stock              Paid-In
(dollar amounts in thousands)    Shares         Amount         Capital
-----------------------------------------------------------------------
Balance at
   December 31, 1992           71,576,558      $ 71,576       $ 100,957

   Exercise of stock
      options, net of
      shares exchanged            241,438           242           2,961
   Tax benefit from
      early disposition
      of stock by optionees            --            --           3,350
                               ----------      --------       ---------
Balance at
   December 31, 1993           71,817,996        71,818         107,268

   Exercise of stock
      options, net of
      shares exchanged            206,524           207           3,129
   Tax benefit from
      early disposition
      of stock by optionees            --            --           2,270
                               ----------      --------       ---------
Balance at
   December 31, 1994           72,024,520        72,025         112,667

   Exercise of stock
      options, net of
      shares exchanged             84,957            84             400
   Tax benefit from
      early disposition
      of stock by optionees            --            --             580
                               ----------      --------       ---------
Balance at
   December 31, 1995           72,109,477       $72,109        $113,647
                               ==========      ========       =========


The Company has a Stockholder Rights Plan. Under the Plan, the stockholders have received a right (the "Right") for each outstanding share of common stock of the Company. Each Right entitles the holder under certain circumstances to purchase from the Company at an exercise price of $92.50 per Right (after adjustment pursuant to the Plan) one unit consisting initially of one-tenth of a share of the Company's common stock and a note in a principal amount equal to nine-tenths of the market price of a share of the Company's common stock on the date of exercise.

The Rights become exercisable and transferable apart from the common stock if a person acquires 15 percent or more of the Company's outstanding common stock or the Company declares a 10 percent-or-more stockholder an "adverse person" because such stockholder meets certain criteria set forth in the Plan. In such event, each right entitles the holder, except the acquiring person or adverse person, to purchase, at the Right's then-current exercise price, the number of Great Lakes common shares having a market value equal to twice the Right's exercise price.

If after one of the triggering events described above, the Company is acquired in a merger or other business combination, and the Rights have not been redeemed, the holder of each Right is entitled to purchase, at the Right's then-current exercise price, that number of the acquiring company's common shares having a market value equal to twice the Right's exercise price.

Under certain conditions, the Rights may be redeemed by the Company at a price of $.0025 per Right (after adjustment pursuant to the Plan) prior to their expiration on September 22, 1999.

The Company has repurchased shares of its common stock as follows:


                                             Number of
(dollar amount in thousands)                   Shares                  Cost
-------------------------------------------------------------------------------
1995                                         2,778,000              $   164,816
1994                                         4,183,900              $   232,279
1993                                           377,100              $    25,540

Changes in the cumulative translation adjustment account are as follows:

(in thousands)
Year Ended December 31                            1995         1994       1993
---------------------------------------------------------------------------------
Balance at beginning of year                  $(25,222)    $(54,563)    $(29,441)
Translation adjustments and
  gains and losses from
  hedging transactions                           2,043       29,341      (25,122)
                                              --------     --------     --------
Balance at end of year                        $(23,179)    $(25,222)    $(54,563)
                                              ========     ========     ========

The 1995 and 1994 increase in the cumulative translation adjustment account was principally due to the effect of the weakening U.S. dollar in relation to the currencies of the various foreign countries in which the Company operates. Conversely, the U.S. dollar strengthened in 1993 decreasing the cumulative translation adjustment account.

STOCK OPTIONS
In May 1993, the stockholders adopted the 1993 Employee Stock Compensation Plan for officers and other key employees, authorizing the issuance of 2,000,000 shares of the Company's common stock upon exercise of incentive stock options, non-qualified stock options or other stock-based awards. The Plan replaced the 1984 Plan which expired in May 1994. Under the Plan, options are granted at the market value at date of grant, become exercisable over periods of one to five years after grant and expire ten years from the date of grant.

The following summarizes the changes in options under the Plans for the years 1995 and 1994:


                             Shares           Option
                       Under Option           Prices
----------------------------------------------------
Outstanding at
  December 31, 1993       1,883,563  $6.89 to $78.25

  Granted                   240,600   54.00 to 77.50
  Exercised                (233,315)   6.89 to 66.13
  Terminated                (40,211)   9.25 to 78.25
                          ---------  ---------------
Outstanding at
  December 31, 1994       1,850,637    9.25 to 78.25

  Granted                   309,030   58.50 to 72.13
  Exercised                 (98,280)   9.25 to 51.38
  Terminated                (14,319)   9.25 to 78.25
                          ---------  ---------------
Outstanding at
  December 31, 1995       2,047,068  $9.88 to $78.25
                          =========  ===============
Currently Exercisable     1,591,071  $9.88 to $78.25
                          =========  ===============


Options outstanding at December 31, 1995, have an average option price of $43.53 per share and expire from March 18, 1996, to December 6, 2005. A total of 1,538,332 shares are reserved for future grants as of December 31, 1995.

RETIREMENT PLANS
The Company maintains several noncontributory defined benefit pension plans covering substantially all U.S. employees. Benefits are based on total compensation, as defined, and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to meet the funding requirements of federal laws and regulations, as determined by the Company's actuary. The plans' assets are invested by an insurance company, one bank, and six investment management companies in various commingled and segregated funds holding equities, bonds, and cash or cash equivalents.

The Company maintains three contributory defined benefit pension plans covering substantially all United Kingdom employees. Benefits are based on final salary and years of credited service, reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to cover service costs to date as recommended by the Company's actuary. The plans' assets are invested by three investment management companies in funds holding U.K. and overseas equities, U.K. and overseas fixed interest securities, index linked securities, property unit trusts and cash or cash equivalents.

A summary of the components of net periodic pension cost for U.S. and U.K. pension plans is as follows:


(in thousands)
Year Ended December 31                           1995                    1994                    1993
-----------------------------------------------------------------------------------------------------
Service cost                                $  15,290               $  16,218              $   14,160
Interest cost on projected
  benefit obligation                           40,614                  37,855                  34,590
Actual return on plan assets                  (80,636)                (16,280)               (119,219)
Net amortization and deferral                  31,461                 (28,317)                 79,522
                                            ---------               ---------              ----------
Net pension cost                            $   6,729               $   9,476              $    9,053
                                            =========               =========              ==========

The funded status and accrued pension cost for the U.S. pension plans are as follows:

(in thousands)
December 31                                      1995                    1994                    1993
-----------------------------------------------------------------------------------------------------
Actuarial present value
  of accumulated
  plan benefits:
Vested                                        $48,041                 $40,219                 $37,447
Non-vested                                      1,540                   1,241                   2,345
                                              -------                 -------                 -------
Total accumulated benefit
  obligation                                   49,581                  41,460                  39,792
Additional amounts related
     to projected
  salary increases                             18,868                  12,074                  18,549
                                              -------                 -------                 -------
Total projected
  benefit obligation                           68,449                  53,534                  58,341
Plan assets at fair value                      62,352                  50,975                  43,982
                                              -------                 -------                 -------
Projected benefit obligation
  in excess of plan assets                      6,097                   2,559                  14,359
Unrecognized net (loss) gain                   (2,110)                  3,418                  (5,605)
Unrecognized prior
  service cost                                    217                    (175)                    (13)
Unrecognized obligation
  at January 1, 1987,
  net of amortization                          (1,452)                 (1,643)                 (1,834)
                                              -------                 -------                 -------
Accrued pension cost                          $ 2,752                 $ 4,159                 $ 6,907
                                              =======                 =======                 =======

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES

The funded status and prepaid pension cost for the U.K. pension plans are as follows:


(in thousands)
December 31                                      1995                    1994                   1993
----------------------------------------------------------------------------------------------------
Actuarial present value of
  accumulated plan
  benefits, all vested                       $392,925                $384,140                $353,963
Additional amounts
  related to projected
  salary increases                             41,540                  13,310                  34,997
                                             --------                --------                --------
Total projected
  benefit obligation                          434,465                 397,450                 388,960
Plan assets at fair value                     551,645                 486,242                 448,028
                                             --------                --------                --------
Plan assets in excess
  of projected benefit
  obligation                                  117,180                  88,792                  59,068
Unrecognized net gain                         (75,640)                (56,532)                (32,487)
Unrecognized prior
  service cost                                  9,145                  10,649                  10,928
                                             --------                --------                --------
Prepaid pension cost                         $ 50,685                $ 42,909                $ 37,509
                                             ========                ========                ========

Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. In 1995 the weighted average discount rate for U.S. plans was decreased from 8.7 percent to 7.7 percent, thus increasing the 1995 year-end projected benefit obligation by approximately $9,500,000. In 1994, the weighted average discount rate for the U.S. plans was increased from 7.5 percent to 8.7 percent, thus reducing the 1994 year-end projected benefit obligation by approximately $11,000,000. In 1993, the weighted average discount rate and the rates of increase in compensation level assumptions were revised downward for all plans to be consistent with prevailing market conditions. The changes resulted in increasing the projected benefit obligation of the U.S. plans by approximately $5,000,000.

  Weighted average discount rates           7.7% to 8.75%
  Rates of increase in compensation levels   4.8% to 6.5%
  Expected long-term return on assets        9.0% to 9.5%


Supplemental defined benefit pension plans covering certain officers and directors are also maintained. These plans are non-qualified and unfunded. The pension liability associated with these plans is accrued using the same actuarial methods and assumptions as those used in the qualified U.S. plans. The cost for these plans which is included in the net pension cost shown above amounted to $1,200,000, $800,000, and $900,000 in 1995, 1994, and 1993,
respectively. The unfunded projected benefit obligation, which is included in the accrued pension cost above, amounted to $5,073,000, $4,519,000, and $4,930,000 in 1995, 1994, and 1993. Benefits under these plans will be paid from general Company funds.

The Company provides no significant postretirement benefits other than pensions.

RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $62,701,000, $59,090,000, and $55,152,000 in 1995, 1994, and 1993, respectively.

INDUSTRY SEGMENTS AND FOREIGN OPERATIONS
The Company's operations consist of one dominant industry segment, chemicals and allied products.

Net sales, income before taxes and minority interest, and identifiable assets by geographic areas follow:


  (in thousands)                               1995         1994         1993
-----------------------------------------------------------------------------
  Net sales to
  unaffiliated customers:
                United States           $ 1,062,495   $  938,214  $   846,876
                Foreign                   1,298,574    1,126,794      945,166
                                        -----------   ----------  -----------
  Total                                 $ 2,361,069   $2,065,008  $ 1,792,042
                                        ===========   ==========  ===========

  Intercompany sales
  between geographic
  areas:
                United States           $   103,265   $   96,668  $   103,151
                Foreign                      31,924       26,418        4,581
                                        -----------   ----------  -----------
  Total                                 $   135,189   $  123,086  $   107,732
                                        ===========   ==========  ===========

  Income before taxes:
                United States           $   172,511  $   138,123  $   144,722
                Foreign                     273,905      258,279      238,698
                Earnings of affiliates        4,023       14,765        5,535
                Corporate interest
                    expense                 (12,566)      (8,492)      (5,571)
                                        -----------   ----------  -----------
  Total                                 $   437,873   $  402,675  $   383,384
                                        ===========   ==========  ===========

  Identifiable assets
  at year-end:
                United States           $ 1,084,117   $  972,002   $  922,091
                Foreign                   1,312,165    1,072,984      792,984
                Affiliates                   72,587       66,479      185,789
                                        -----------   ----------  -----------
  Total                                 $ 2,468,869   $2,111,465   $1,900,864
                                        ===========   ==========  ===========


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

Export sales for 1995, 1994, and 1993 amounted to approximately $216,000,000, $199,000,000, and $167,000,000, respectively, of which 86 percent, 88 percent, and 87 percent, respectively, were outside the Western Hemisphere.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INVESTMENT IN UNCONSOLIDATED AFFILIATES
As of December 31, 1995, the Company's investment in unconsolidated affiliates consists mainly of a 50 percent interest in KAO-Quaker, Co. Ltd., a Japanese marketer of furfural derivatives, and a preferred stock interest in Huntsman Chemical Corporation (HCC).

Effective December 29, 1994, the Company's ownership interest in HCC, a producer of polystyrene and compounded specialty plastics, was reduced from 40 percent to 17 percent when the Company elected to receive a $130,000,000 cash dividend while HCC's other shareholder elected to receive additional shares. On March 17, 1995, the Company exchanged its remaining common stock holdings for 58,700 shares of series A cumulative preferred stock with an annual dividend rate of 14 percent. Beginning in the year 2000, the annual dividend rate will increase 1 percent per year to a maximum rate of 25 percent. The preferred shares have a face value of $58,700,000.

The Company's equity in earnings of unconsolidated affiliates was $4,023,000, $20,165,000, and $10,935,000 for 1995, 1994, and 1993, respectively. Preferred dividends from HCC amounted to $8,200,000 in 1995.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
The carrying amounts reported in the balance sheet of cash and cash equivalents, notes payable, and long-term debt do not materially differ from their fair value at December 31, 1995. The fair value of the Company's debt was estimated using a discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar borrowing arrangements.

The Company hedges certain portions of its exposure to foreign currency fluctuations in revenues and net foreign investments through the use of options and forward exchange contracts. Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions.

The Company enters into currency options contracts to hedge anticipated export sales that are exposed to foreign currency fluctuations over the next year. At December 31, 1995, the Company had no outstanding option contracts. At December 31, 1994, the Company had outstanding option contracts with a notional value of $67,000,000, of which 64 percent were for German marks and the balance Japanese yen.

The Company uses currency swap contracts to hedge long-term intercompany loans and the related interest. The terms of the swap contracts match the loan payment terms. Swap contracts in existence at December 31, 1995 were for French francs, German marks and Italian lira against the British pound sterling. The U.S. dollar equivalent of the notional amount of the contracts outstanding as of December 31, 1995 was $178,645,000. Liquidating the position at December 31, 1995 would cost the Company approximately $16,700,000. It is the Company's intention to hold the swap contracts to maturity.

Counterparties to the currency swap agreements are major financial institutions. Credit losses from counterparty non-performance are not anticipated.

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

QUARTERLY RESULTS OF OPERATIONS

                                                GREAT LAKES CHEMICAL CORPORATION
                                                                AND SUBSIDIARIES


(in thousands of dollars, except per share data)

1995
THREE MONTHS ENDED                                    Mar. 31     Jun. 30    Sept. 30     Dec. 31
Net Sales                                           $ 569,035   $ 640,851   $ 586,224   $ 564,959

Operating Expenses
  Cost of products sold                               385,389     430,576     385,084     371,604
  Selling, administrative and research expenses        71,316      74,715      73,787      71,255
                                                    ---------   ---------   ---------   ---------
                                                      456,705     505,291     458,871     442,859
                                                    ---------   ---------   ---------   ---------
Income from Operations                                112,330     135,560     127,353     122,100
Equity in Earnings of Affiliates and Other Income       6,565       7,936       5,613       9,239
Interest and Other Expenses                             9,702      18,710      14,148      12,589
Minority Interest in Income of Subsidiaries             7,966       8,515       8,954       8,239
                                                    ---------   ---------   ---------   ---------
Income Before Taxes                                   101,227     116,271     109,864     110,511
Income Taxes                                           32,900      37,800      35,700      35,900
                                                    ---------   ---------   ---------   ---------
Net Income                                          $  68,327   $  78,471   $  74,164   $  74,611
                                                    ---------   ---------   ---------   ---------
Net Income per Share                                $    1.02   $    1.20   $    1.15   $    1.15
                                                    =========   =========   =========   =========

1994
THREE MONTHS ENDED                                    Mar. 31     Jun. 30    Sept. 30     Dec. 31
Net Sales                                           $ 448,676  $  525,893  $  525,216  $  565,223

Operating Expenses
  Cost of products sold                               288,605     352,487     346,342     382,184
  Selling, administrative and research expenses        56,051      64,716      66,562      69,372
                                                    ---------   ---------   ---------   ---------
                                                      344,656     417,203     412,904     451,556
                                                    ---------   ---------   ---------   ---------

Income from Operations                                104,020     108,690     112,312     113,667
Equity in Earnings of Affiliates and Other Income      11,062       9,901      13,675      11,007
Interest and Other Expenses                            10,417      13,212      12,244      12,559
Minority Interest in Income of Subsidiaries             7,981       7,532       9,204       8,510
                                                    ---------   ---------   ---------   ---------
Income Before Taxes                                    96,684      97,847     104,539     103,605
Income Taxes                                           29,800      30,100      32,200      31,900
                                                    ---------   ---------   ---------   ---------
Net Income                                          $  66,884   $  67,747   $  72,339   $  71,705
                                                    ---------   ---------   ---------   ---------
Net Income per Share                                $     .94   $     .96   $    1.05   $    1.05
                                                    =========   =========   =========   =========