Form 10-K, Exhibit 13
period 1996-12-31
GREAT LAKES CHEMICAL CORP
filed 1997-03-25
CIK 43362

                                                                      Exhibit 13

BUSINESS PROFILE

FLAME RETARDANTS

Great Lakes is the world's leading producer of bromine-based flame retardants used by our customers to impart combustion resistance in a variety of products and applications. The company recently broadened its technology and opened additional market opportunities when it began production of non-brominated flame retardants.

Key Products and Services
The most comprehensive line of bromine-based flame retardants available on the market. Compounds reacted with or incorporated into combustible materials such as engineered plastics, urethanes and epoxy resins to reduce or eliminate their tendency to burn.

Applications and Markets
Textiles, furniture, wire and cable, building and construction materials, computers and business equipment, consumer electronics devices,automotive.

New Technologies
Great Lakes has developed several new generation derivatives of well established proprietary PHT4(TM) technology that enhance the performance of our customers' end products, such as automobile ceiling liners and wire and cable applications.

Value-Added Opportunities
Building close customer relationships to meet specific requirements, Great Lakes forms strategic alliances with customers to provide performance solutions for their resin systems. These close ties yield new technologies Great Lakes builds upon to develop proprietary products that further strengthen our entire line of polymer additives.

INTERMEDIATES AND FINE CHEMICALS

Great Lakes produces a broad range of specialty and fine chemicals including bromine and furfural derivatives. With the only bromine supply on two continents and a strategic raw materials position in furfural, Great Lakes has established ISO 9000 certified manufacturing facilities in the United States and Europe to perform complex fine chemical synthesis at a competitive cost.

Key Products and Services
Bromine and brominated derivatives; furfural-based specialty chemicals; value-added custom compounds; custom manufacturing of fine and specialty chemicals.

Applications and Markets
World pharmaceutical industry; agrochemical industry; electronics; industrial cleansers; custom manufacturing; soil, crop and structural pest control; photographic papers and films; foundry industry; lube oil refining; engineered plastics and fabrics.

New Technologies
Advances in manufacturing technology make Great Lakes the leading choice for an increasing number of companies that outsource complex chemical production needs. Established manufacturing capacity in the United States and Europe positions the company to meet customer needs worldwide.

Value-Added Opportunities
Alkyl bromides--Great Lakes utilizes its bromine chemistry expertise to develop high value-added bromine derivatives, which at the same time benefit the environment and provide several high-margin, environmentally friendly products with high growth market potential.

PETROLEUM ADDITIVES

Through its Octel Associates subsidiary, Great Lakes is the global leader in the production and distribution of certain high-performance fuel additives and petroleum specialties. Our quality products impart valuable performance-enhancing characteristics in a growing number of diverse applications while satisfying stringent environmental standards.

Key Products and Services
Gasoline antiknock boosters; cetane number improvers; multifunctional gasoline and diesel fuel additives and detergents; corrosion and static inhibitors; antioxidants; stabilizers.

Applications and Markets
More than 200 major oil refineries in 65 countries around the globe, and fuel blenders worldwide.

New Technologies
At our world-class research and development facilities, we test new products such as lead traps and lead-tolerant catalytic converters designed to reduce emissions to the environment.

Value-Added Opportunities
In addition to producing fuel additives, Octel adapts its manufacturing expertise to other products. Procter & Gamble recently commissioned Octel to manufacture Octaquest(TM), a biodegradable cleaning agent with enhanced stain-removal properties added to several European laundry detergents.

POLYMER STABILIZERS

Great Lakes is an innovator in the development of specialty chemicals added to polymer systems to deliver precise performance traits such as heat resistance and color consistency. Building on synergies with our flame retardant technology, we engineer value by offering a comprehensive line of polymer modifiers backed by expert technical service to ensure total customer satisfaction.

Key Products and Services
Antioxidants; ultraviolet (UV) absorbers; hindered amine light stabilizers
(HALS); plasticizers; nodust blends (NDB).

Applications and Markets
Fibers, cables, household appliances, communications equipment, computers and business machines, cosmetics, automotive.

New Technologies
Recent research and development advances may one day transform the polymer stabilizers business, enabling product customization unlike anything ever before developed. But gaining customer acceptance in this business is challenging, so Great Lakes is working closely with select customers to win the market over on a customer-by-customer basis.

Value-Added Opportunities
Great Lakes creates value by identifying and penetrating new markets. Working closely with customers, we tailor our innovative and patented stabilizers to meet exacting customer specifications in the high growth market for automobile bumpers and trim--a market historically closed to Great Lakes by competitor patents and lengthy customer approvals.

SPECIALIZED SERVICES AND MANUFACTURING

Extending Great Lakes' entrepreneurial drive to complementary businesses has added to the company's success and growth potential. These stand-alone businesses open dynamic markets for Great Lakes' high-margin, value-added products and services, and provide significant growth opportunities.

Key Products and Services
Bromine-based fluids for oil and gas drilling; sand control and filtration; reservoir analysis; environmental remediation; geotechnical engineering; fire extinguishants; specialty refrigerants; pharmaceuticals; toxicological testing and bioanalytical services; international trading of chemicals and plastics.

Applications and Markets
Enviro-Energy Performance Group--oil and gas industry, waste management firms, forest product companies, government; Fluorine Chemicals--telecommunications, military, data processing, museums, health care; Toxicological Testing--pharmaceutical, chemical, veterinary, agricultural, food, consumer products; International Trading--Central and Eastern European chemical markets.

New Technologies
OSCA, our oil field services business, is taking steps to meet the growing demand for work boat-based offshore well service in the Gulf of Mexico. OSCA plans to launch two boats fitted with computer-controlled, high-speed service equipment for shallow-water wells and a third boat designed to service deep-water platforms--even in severe weather conditions.

Value-Added Opportunities
Great Lakes capitalizes on the synergies created through the joint management of a select group of businesses with high growth potential. By dedicating necessary capital and management tools, we ensure the best possible chance for the sustained long-term growth of each of these businesses.

WATER TREATMENT

Great Lakes is the premier formulator of water treatment biocides. Through its BioLab and Bayrol subsidiaries, Great Lakes markets popular pool and spa products throughout North America, Europe, Australia and South Africa. A growing number of industrial customers worldwide are also discovering the proven value of the company's specialty biocides.

Key Products and Services
Bromine, chlorine and non-oxidizing water sanitizers: algicides, oxidizers, pH balancers, mineral balancers and specialty chemicals; brand name swimming pool and spa products, including BioGuard(R), OMNI(R), Hydrotech(R), Guardex(R), Pool Time(R) and AQUA CHEM(R); industrial biocides and biocide dispensing equipment.

Applications and Markets
Pool and spa dealers, mass market retailers, residential and commercial builders, industrial cooling towers, water treatment, industrial and municipal wastewater treatment, pulp and paper processing, food processing, home care products.

New Technologies
Great Lakes' advancements gained global exposure for Vantage(TM) Commercial Water System, a patented bromine-ozone treatment system, that provided remarkable clarity in the pools at the 1996 Olympic Games in Atlanta.

Value-Added Opportunities
Adding to BioLab's success in foreign pulp and paper markets, EPA approved BromiCide(R) for use in producing food-contact paper. BromiCide is an environmentally friendly and cost-effective alternative to bleach and other biocides currently used in the $100 million U.S. market.

6  GREAT LAKES CHEMICAL CORPORATION

FLAME RETARDANTS

Great Lakes' ability to engineer custom flame retardant solutions adds value to customer relationships and creates new opportunities for growth.

Year-in-Review In 1996 Great Lakes eclipsed the performance of its competition and maintained its market leadership position in every key flame retardant product. Revenues for the year were essentially even with 1995, when they increased 13 percent to a record level. These results reflect lower demand for products targeted at the consumer electronics and wire and cable industries as customers consumed inventory purchased at the end of 1995.

Derivatives of PDBS-80(TM) impart not only flame retardancy, but also thermal stability and color consistency in electronic equipment such as fax machines.

Recent advances in new product development enable the production of wire and cable jacketing that remains flexible during cold temperature installations while meeting demanding flame retardant standards.

10 GREAT LAKES CHEMICAL CORPORATION

As new products undergo development and testing, customers around the world turn to Great Lakes to develop customized compounds that impart flame retardancy and other characteristics that enhance performance and streamline production. The growing complexity of these solutions, and the proven superiority of bromine derivatives as flame retardant agents, make this a dynamic business with solid growth potential. Great Lakes has leveraged its unmatched raw materials and vast technology resources to build a world leadership position in flame retardant chemistry. Today, customer- and market-focused research and development is keeping Great Lakes on the leading edge and is creating new opportunities for growth.

Great Lakes is adding value to customer relationships by helping customers meet highly specific production challenges. For one customer, Great Lakes developed a custom flame retardant additive that improves the performance of a resin system used to manufacture a proprietary product. For another, it is creating a derivative of DP-45(TM) for PVC applications that imparts flame retardancy while giving wire jacketing better flexibility during low-temperature installations. These solutions in turn become the foundations of new Great Lakes products that serve wider applications.

In 1996 Great Lakes also continued work on several promising new derivatives of PHT4(TM), a versatile building block molecule. One new derivative, CN-2065 for flexible urethanes, has received regulatory approval and is being adopted by manufacturers of foam and fabric used in automobile headliners. Another compound, CN-1753, is in the final stages of commercialization and will be used in both wire and cable and light-stable packaging film applications.

Great Lakes also has a proud heritage of capitalizing on regulatory, product and market opportunities. The company is closely monitoring ongoing regulatory discussions that will shape the future of the consumer furniture, carpet backing and wire and cable industries. Great Lakes currently supplies these industries with flame retardant additives that meet today's regulatory standards. But it has already engineered new families of compounds that will enable customers to respond immediately to the more stringent flammability requirements advocated by fire marshals. Additionally, the recent expansion of Great Lakes' Polymer Stabilizers business into North America and the Pacific Rim will provide new opportunities to introduce flame retardant technology to a broader range of plastics applications.


1997 OUTLOOK In 1996 competitive pressures and a return to more balanced supply and demand produced a slight erosion of pricing for several key products. Great Lakes' strategic decision to protect market share by matching competitive pricing enabled the company to maintain its market share. Strengthening market conditions, however, point to firmer demand and stable pricing in 1997 and a return to recent revenue growth levels. An upturn in the European economy and increased demand in Asia should improve sales for our highest volume flame retardants. Orders from customers in the electronics and wire and cable industries are rebounding with the depletion of inventories. And in the United States, the current low interest rate environment should stimulate demand from the automotive and construction markets.

PROCESS IMPROVEMENT
Manufacturers are always looking for new ways to increase productivity and improve quality control. Great Lakes developed a custom solution for a producer of small nylon connectors that resulted in greater production volume and a much lower rejection rate. It engineered a new flame retardant additive--a derivative of PDBS-80 --that improves the consistency of the plastic so it flows into the injection mold faster and more smoothly.

[PHOTO OF CHAIR]
[CAPTION]

Great Lakes serves the furniture industry by producing flame retardant additives used in both upholstery and foam cushioning materials.


Flame Retardants (in millions)
[BAR CHART]


                                            GREAT LAKES CHEMICAL CORPORATION 11

INTERMEDIATES AND FINE CHEMICALS

With research and production facilities on two continents, Great Lakes is emerging as an expert resource for complex chemical synthesis and custom manufacturing.

Customers around the world turn to Great Lakes' Intermediates and Fine Chemicals business unit to manufacture chemical intermediates that serve as the building blocks for other compounds, and to engineer highly complex organic molecules that meet specific performance, environmental and quality requirements. These compounds have applications in the dynamic, expanding agrochemical and life sciences industries, as well as in markets such as imaging and photographic chemicals, fibers and specialty resins used by the foundry industry. With eight production centers and four research and development facilities in the United States and Europe, this business is well positioned to perform chemical synthesis and custom manufacturing for the growing number of large companies who choose to outsource these activities.

After steady improvement in 1995 across all product categories, revenues for the Intermediates and Fine Chemicals business declined by seven percent as low demand for polyurethanes led to overcapacity in the PTMEG market. Additionally, competitive pressures in the Far East and a softening of the domestic tool market restricted sales of furfuryl alcohol. At the same time, sales of bromine-based fine chemicals and intermediates increased. The company's distinct technological strengths in these areas, its well funded research and development activities and a well timed capacity expansion in South Arkansas and Wales have enabled Great Lakes to capture a much greater share of this fast growing market.

Aggressive new product development is a central component of Great Lakes' strategy for building this business. In the life sciences arena, Great Lakes is actively developing and marketing intermediates used in antiviral products and antihypertensive medications. Its Palmer Research facility will soon be supplying a major company with the first commercial amounts of a key building block intermediate used in a new AIDS drug currently awaiting FDA approval that promises to prolong life by arresting the multiplication of the killer virus.

Several customers have commissioned Great Lakes to produce new agrochemical intermediates used in herbicides, fungicides and insecticides. These new products focus on a wide variety of crops, from wheat and corn to fruit and vegetables. The company also signed a new seven-year contract to produce a key intermediate of an acaricide that protects a broad range of crops from the devastating effects of spider mites. And after demonstrating its ability to develop and manufacture new intermediates on time and within budget, Great Lakes now produces a range of compounds for DowElanco, a leading agrochemical company.

[PHOTO OF GOLFER]
[CAPTION]

New applications for POLYMEG polyols, a versatile furfural derivative used primarily by the polyurethane industry in a wide range of end uses, include soft spikes on golf shoes as well as certain brands of golf balls.


12  GREAT LAKES CHEMICAL CORPORATION

Year-in-Review While weak demand for PTMEG and furfuryl alcohol led to a seven percent decline in revenues for this business unit, Great Lakes introduced several new compounds for the life sciences, agrochemical and photographic markets that helped boost sales of bromine-based intermediates and fine chemicals.

1997 OUTLOOK Continued penetration of the life sciences and agrochemical markets, plus new contracts to supply major photographic chemical companies with fine chemicals used in complex fine-grained photographic development compounds, should boost sales of fine chemicals and bromine-based intermediates well beyond 1996 levels. Great Lakes will also consider opportunities to acquire businesses or technologies that will help it meet the exacting standards of a broader base of customers. Capacity is now in place to support the growth of furfural-based intermediates. Though demand of PTMEG from its largest market, the fibers industry, may remain weak through the first part of 1997, new applications for PTMEG such as soft golf spikes offer additional revenue opportunities going forward. At the same time, we are exploring viable new sources of cheap and abundant raw materials to enhance operating efficiency, reduce costs and improve margins.


SAFETY AND PERFORMANCE
While chlorofluorocarbons and other ozone-depleting solvents and refrigerants are being phased out worldwide, Great Lakes is capitalizing on its established bromine chemistry and production expertise to develop superior bromine-based alternatives. Certain alkyl bromides offer enhanced performance and environmental characteristics due to their inherently lower toxicity. EPA approval is under way to allow Great Lakes to enter these alkyl bromides into the multi-billion dollar market for high-margin precision cleaning solvents for electronics, aerospace and military applications.

INTERMEDIATES AND FINE CHEMICALS (in millions)

[BAR CHART]

                                        GREAT LAKES CHEMICAL CORPORATION   13

PETROLEUM ADDITIVES

Octel's focus on new product development continues to produce new growth opportunities in petroleum specialties and industrial and performance chemicals.

[PHOTO OF AUTOMOBILE]
[CAPTION]


Year-in-Review Petroleum Additives endured its most challenging year since Great Lakes acquired a majority interest in Octel in 1989. Revenues of $618 million were down six percent from record sales in 1995, due to a larger-than-expected decline in retail volumes of antiknock compound and lower than trend-line price increases. Octel generated significant cash flows, however, and sales of petroleum specialties and industrial and performance chemicals continue to present sustainable growth potential.

Octel America continues to refine its DMA multifunctional series of detergents, which boost engine performance by improving engine and gasoline cleanliness.

[PHOTO OF TRUCK]
[CAPTION]

Octel's new OLI 9000 lubricity improver helps refineries meet growing demand for diesel fuels with reduced levels of sulfur.


14 GREAT LAKES CHEMICAL CORPORATION

Great Lakes' Octel Associates subsidiary is the world's foremost producer of lead compound, the most cost-effective and energy-efficient means for delivering antiknock qualities to motor fuel. Additionally, Octel utilizes its expertise in motor fuel technology to develop and manufacture new petroleum specialties. Octel also draws on its abundant supply of elemental bromine to manufacture bromine and sodium derivatives and chlor-alkali products.

ANTIKNOCK COMPOUND In 1996 Octel experienced a larger that expected decline in lead compound sales as refiners continue seeking alternative methods to obtain octane improvement. This company's performance was also hampered by volume declines in those regions of the world where pricing and market share position have a greater impact on profitability. Coupled with competitive pressures in these same markets, the combination of factors resulted in Octel posting lower sales and earnings.

In response to the unfavorable market conditions, Octel continued its aggressive management of costs by closing two plants and consolidating all production at its highly efficient Ellesmere Port, U.K., facility. It also introduced new working arrangements aimed at reducing costs through increased flexibility and productivity. These and other initiatives enabled Octel to generate strong cash flows.

PETROLEUM SPECIALTIES As economic conditions in Europe and North America weakened demand for certain detergent and lubricant products, Octel focused on bringing its performance-enhancing transport fuel additives technology to emerging international markets such as in the Far East and South Africa. As a result, sales of petroleum specialties grew over 1995 revenues.

Octel is well positioned to take advantage of new legislation in Europe that mandates reduced levels of sulfur in diesel fuels. The proven ability of Octel's new OLI 9000 lubricity improver to protect engine fuel pumps has resulted in strong and immediate demand from oil companies in Europe, Japan and the United States.

INDUSTRIAL AND PERFORMANCE CHEMICALS Natural synergies between Octel and Great Lakes' Intermediates and Fine Chemicals business unit are helping Octel solidify its position as a major supplier of bromine and derivatives to the European market. With its new multi-product bromination plant in Amlwch, Wales, Octel can meet growing demand for chemical intermediates from the pharmaceutical, agricultural and other industries. This unique site provides an integrated approach to bromine chemistry. It produces bromine from seawater, has dedicated and multipurpose bromination facilities, and can recycle bromine from other bromide-containing products.

In 1996 Octel began supplying Procter & Gamble's European manufacturing facilities with a new biodegradable chelating agent, Octaquest(TM), that reduces wasteful decomposition in detergent bleach systems while improving their ability to remove organic stains. Octaquest has enabled Procter & Gamble to replace nonbiodegradable phosphonates over its extensive range of laundry detergent brands in Europe. Procter & Gamble also has filed application patents covering uses for Octaquest in automatic dishwashing detergents, fabric softeners, rinse aids and personal care products.

1997 OUTLOOK Octel will continue taking the steps necessary to manage its future in the face of constricting demand for alkyl lead compounds. The combination of an ongoing diversification strategy and an aggressive profit enhancement program will allow Octel to prolong and optimize the cash generated by this business. These resources will be used to build Octel's position in the worldwide petroleum specialties and industrial and performance chemicals markets as well as to support other Great Lakes growth initiatives.

[PHOTO OF MAN AT INSTRUMENTS]

REFINING NEW PRODUCTS
Octel strengthened its foothold in the North American fuel additives market when its wholly owned Octel America subsidiary introduced an innovative new line of efficient fuel additives that meet the performance and regulatory requirements of the North American market. Octel America also continued to refine its DMA multifunctional series of detergents, which reduces emissions by improving engine and gasoline cleanliness.

PETROLEUM ADDITIVES (in millions)

[BAR CHART]


                                         GREAT LAKES CHEMICAL CORPORATION   15

POLYMER STABILIZERS

With manufacturing and technology centers in the world's three major polymer stabilizers markets, Great Lakes is ready to set a new global standard for innovative products and custom solutions.

Great Lakes' antioxidants, UV stabilizers and customized additive blends enable manufacturers around the world to incorporate versatile, cost-effective plastics stabilizers into an expanding array of products. These compounds increase the range of use of plastics by making them more compatible with other polymers, better protected against light degradation, cleaner to process and easier to recycle. Growing use of polymers and new applications in global markets, combined with an ever-changing regulatory environment, provide Great Lakes ample opportunities to continue the four-year growth trend that has produced double-digit increases in revenues. Manufacturing and technical support capabilities in Europe, North America and Asia give Great Lakes direct access to the world's three largest polymer markets and enable us to balance supply and market requirements worldwide. Synergies with our Flame Retardants business provide a competitive advantage in producing safe, efficient and durable polymer systems that impart both flame retardancy and superior stability.

Even as the Polymer Stabilizers business unit fell slightly short of its double-digit growth rate in 1996, major polymer producers and compounders embraced several new UV stabilizer products as well as our new antioxidant for tires, Anox(R) HPG. Proprietary silicon-based products such as our patented Uvasil 299 hindered amine light stabilizer also met with increased interest and approval. And customers turned to Great Lakes for custom compounds such as our proprietary No Dust Blends and other additive blends to meet the unique performance requirements of newly developed products.

In 1996 Great Lakes continued to position itself to take full advantage of growing global demand in the $2 billion polymer stabilizers market. We took our first steps to penetrate the buoyant North American plastic additives market--which accounts for almost one-fourth of volume worldwide--when our new manufacturing facility in Newport, Tennessee, began shipping high-quality antioxidants during the third quarter.

[PHOTOS OF BOTTLE]
[CAPTION]

Humidity resistant granular antioxidant blends maximize performance and greatly simplify polymer processing operations.

POLYMER STABILIZERS (in millions)

[BAR CHART]

16 GREAT LAKES CHEMICAL CORPORATION

Year-in-Review A strong fourth quarter pushed 1996 revenues to $242 million, up eight percent from 1995, and established momentum for higher growth in 1997. Sales of UV stabilizers improved over the previous year, while sales of antioxidants for plastics also increased.

This manufacturing operation, coupled with our Technology Center in West Lafayette, Indiana, will make North American customers much more receptive to our wide range of value-added services--especially our custom additive blends.

We also staked our claim to a greater share of the fast-growing Asian and Pacific Rim markets by forming our joint venture Asia Stabilizers Co. Ltd.
(ASC) in Korea and establishing a Technology Center in Korea. Antioxidants manufactured by ASC help Great Lakes penetrate these markets with our full range of stabilizers.

To further enhance Great Lakes' position in the UV light stabilization and antioxidant markets, we continued our aggressive efforts to expand our product range. Our new product strategy includes offering traditional products in alternative physical forms that offer lower cost, improved safety and greater convenience; extending our innovative line of highly stable, silicon-based light stabilizers and leveraging this silicon technology to develop new antioxidants; exploiting synergies with our global Flame Retardants business to develop value-added formulations; and forming joint research and development agreements with key customers to create molecules modified to meet exact customer requirements.

1997 OUTLOOK In 1996 the Polymer Stabilizers business experienced volume weakness and pricing pressures in Europe, flat global plastics markets, and a longer-than-expected customer approval process for new products such as Lowinox(R) HD-98 and GP-45 and certain Uvasil compounds. Great Lakes enters 1997 well positioned to penetrate new markets, better utilize available production capacities to respond to global supply and market requirements, and reduce importing costs. These factors, plus a strengthening European plastics market and recent customer approval of several new products, should put the Polymer Stabilizers business back on track to double-digit revenue and profit growth.

[PHOTO OF PLANT EQUIPMENT]

NEW FORMULATIONS FOR NEW MARKETS
Great Lakes' new manufacturing facility in Newport is well equipped to serve the needs of the North American market. Today's manufacturers seek better performing products that help them raise productivity while increasing the value of their products, and Great Lakes is responding with antioxidant blends in non-dusting, multicomponent forms that compress multiple additives into mechanically stable granules.

[PHOTO OF COMPUTER]
[CAPTION]

Great Lakes' polymer stabilizers safeguard polymer systems used in such applications as computer housings from ultra-violet ray degradation.


                                        GREAT LAKES CHEMICAL CORPORATION  17

SPECIALIZED SERVICES AND MANUFACTURING

To support its long-term growth objectives, Great Lakes builds and acquires businesses and high growth technologies that serve fast growing markets and produce high returns on equity.

Great Lakes views its Specialized Services and Manufacturing business unit as an incubator for new technologies and business opportunities that can contribute to the company's long-term growth. These stand-alone businesses open dynamic markets for Great Lakes' high-margin, high value-added products and services. All afford excellent growth potential while delivering high returns on equity.

ENVIRO-ENERGY PERFORMANCE GROUP Great Lakes' expertise in bromine chemistry, its knowledge of drilling operations and its entrepreneurial approach to solving environmental problems have helped the company build leadership positions in the fast growing oil field services and environmental remediation markets.

Brominated clear fluids and other related products manufactured by OSCA enhance the productivity of existing oil and gas wells and play an integral role in the discovery of new energy resources around the world. In 1996 OSCA benefited from heightened drilling activity in the North Sea, Venezuela and the Gulf of Mexico, as well as from an increased level of domestic completion work in the second half of the year. In the coming year, OSCA will enhance its capabilities in the marine well service business, an area that promises long-term growth potential, when it commissions two specially equipped service boats. Each vessel features a quality assurance lab and computer-assisted well servicing equipment. To satisfy growing long-term demand, OSCA retained a firm to design and build a third ship capable of providing well servicing for deep-water drilling platforms in the Gulf of Mexico, even in extreme weather and sea conditions.

Four Seasons and Aquaterra create value for governmental agencies and commercial companies around the world by applying their expertise in site assessment and evaluation, groundwater treatment systems, soil reclamation, waste minimization and pollution prevention to help customers address environmental concerns. In 1996 the U.S. government put nonessential environmental spending on hold, causing delays on certain projects already under-way. This freeze caused the group to focus on other profitable segments of the business, including Industrial Services and Consulting.

FLUORINE CHEMICALS Fluorine chemistry represents one of the company's most promising frontiers for growth, and aggressive research and development has produced a number of compounds that are gaining worldwide recognition for their superior performance.

FM-200(R), a high-performance fire extinguishant, creates value for customers by providing an environmentally superior alternative to halon-based products. Industry estimates indicate that as many as 40,000 FM-200 systems have been installed worldwide in over 70 countries,

[PHOTO OF WORKER WITH TEST TUBE]
[CAPTION]

Great Lakes' extensive research and development activities target emerging technologies that meet specific market requirements.

[PHOTO OF OIL RIG]
[CAPTION]

18 GREAT LAKES CHEMICAL CORPORATION

Year-in-Review Great Lakes benefited from growing demand for fluorine-based fire extinguishant compounds and a high volume of oil field drilling activity in several key regions. Revenues declined precipitously, however, as political and economic changes in Hungary sharply restricted sales opportunities for our low-margin international trading business.

making FM-200 the most widely accepted and used fire extinguishant worldwide for special hazard applications. Increased demand for this product in 1996 again boosted sales to a record level.

Another recently developed fluorine-based compound, HFC-32, has become a key component of environmentally friendly refrigerant blends slated for use in commercial refrigeration applications. To enhance its position as the only world-scale producer of this important CFC replacement, Great Lakes completed a capital project for HFC-32 that will enable the company to accommodate increased demand.

TOXICOLOGICAL TESTING At a time when an increasing number of companies are outsourcing product research and development and new product testing, WIL Research Laboratories, Inc. provides fully integrated research and testing services that help assure these products meet tough governmental standards. WIL's expansion of its world-class facilities in 1995 enabled it to manage the strong demand for its services in the second half of 1996 and generate record earnings. WIL anticipates growing worldwide demand for its services as countries adopt more stringent requirements for pharmaceutical, chemical, veterinary medical, agricultural, food and consumer products.

1997 OUTLOOK Several factors point to improved performance in the year ahead. OSCA's introduction of products such as FracPac(R) sand control/well enhancement technology will help drive growth in OSCA's most important market--the U.S. Gulf of Mexico. In addition, Four Seasons expects to resume the environmental remediation projects sponsored by the U.S. government and anticipates further penetration of the private sector. And abundant sales opportunities for new and existing fluorine-based products, and an active new product pipeline, will produce significant growth in fluorine derivatives over the next five years.

[PHOTO OF SHIP]


PROTECTING STRATEGIC ASSETS
After extensive testing, the U.S. Navy selected Great Lakes' FM-200, a fluorine-based fire extinguishant, to safeguard strategic areas on its new "ozone-friendly" ships. The U.S. Army has also specified FM-200 to replace halons in its watercraft and is now completing the required testing to clear the system for use in tactical vehicles as well.

SPECIALIZED SERVICES AND MANUFACTURING (in millions)

[BAR CHART]

                                          GREAT LAKES CHEMICAL CORPORATION 19

WATER TREATMENT

With its extensive manufacturing, technical support and sales network, BioLab can deliver pool and spa products and services to distributors, consumers and industrial and commercial enterprises around the world.

A GOLD MEDAL PERFORMANCE
While the world's best swimmers and divers collected medals for their superior performance at last summer's Olympic Games in Atlanta, BioLab's Commercial Water Division earned accolades of its own for the gold medal performance of its Vantage(TM) Commercial Water System in keeping the Olympic pools crystal clear. The Vantage system, introduced in 1994, features a patented bromine-ozone technology that is now used in more than 250 commercial pools around the United States. At the Olympics, the remarkable water clarity helped set a new standard for underwater photography of the events.

[PHOTO OF SWIMMING GEAR]
[CAPTION]

BioLab's comprehensive line of water treatment formulations deliver algae-free water with outstanding clarity for recreational swimming pools and spas.




20 GREAT LAKES CHEMICAL CORPORATION

Year-in-Review Revenues for the global Water Treatment business improved three percent to $430 million. Higher sales volumes in the United States, Canada, Australia and South Africa helped generate record revenues from pool and spa products marketed under the BioGuard(R), OMNI(R), Guardex(R), Hydrotech(R), Pool Time(R) and AQUA CHEM(R) brand names. Sales of industrial biocides targeted at applications such as water cooling towers, the pulp and paper industry and wastewater treatment facilities improved slightly over 1995.

Great Lakes has systematically built its BioLab subsidiary into the world's leading producer of bromine-based water treatment chemicals and a premier distributor of pool and spa products. One of the keys to BioLab's success in this non-discretionary, non-cyclical market is its ability to anticipate and respond to the full range of customer requirements for product packaging, formulation, safety, presentation and ease of handling. Further, its proven ability to identify, acquire and successfully integrate acquisitions has helped create a manufacturing, technical support and sales network that covers every major global water treatment market. The strong performance characteristics of BioLab's recreational and industrial products and its success in penetrating new markets provide a solid foundation for consistent growth.

BioLab continued to manage its business portfolio to the greatest advantage when it sold the assets of BLN, a wholly owned subsidiary, to SCP Pool Corporation and acquired the assets and inventory of SCP's Alliance Packaging subsidiary, which has been consolidated at BioLab's Conyers, Georgia, facility. This transaction allows BioLab to focus on its core value-added activities --formulating and packaging chemicals for swimming pools and spas. BioLab also adds a business that complements its existing packaging operations. The transaction includes a long-term supply agreement under which BioLab will supply a vast majority of SCP's pool chemical requirements.

A number of additional initiatives will help BioLab continue to meet its performance objectives in 1997 and beyond. Its ongoing efforts to broaden applications for existing technologies and develop new products for emerging markets led to the development of Smart Sticks(TM), a convenient new BioGuard product that simplifies pool and spa maintenance. BioLab also solidified ties with an important segment of its customer base by sponsoring a conference that introduced authorized BioGuard dealers to the newest products and latest sales and marketing techniques. And it continued to support its industrial customers by helping them proactively manage the implications of changing environmental regulations.

1997 OUTLOOK In 1996 a slow European economy limited the growth of the pool and spa industry, while poor weather conditions in Europe and an unseasonably cool and wet spring in the United States reduced sales to existing customers. These conditions were balanced by increased penetration of the Canadian, Australian and South African markets and the success of new products developed for the industrial market. In 1997 several factors will contribute to BioLab's steady growth, including its acquisition of Alliance Packaging; greater availability of a key building-block compound; and the extension of this technology to new applications such as wood catalysts, hard-surface disinfectants and home care.

[PHOTO OF TY-D-BOL DURA BLEACH]
[CAPTION]

Extending bromine technology to household water sanitizers, Great Lakes manufactures Ty-D-Bol Dura-Bleach(TM), a concentrated automatic toilet bowl cleaner, for Kiwi Brands.


WATER TREATMENT (in millions)

[BAR CHART]

                                      GREAT LAKES CHEMICAL CORPORATION 21

Financial Review

-------------------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)
                                                   1996            1995           1994            1993
-------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
  Net sales                                 $ 2,211,704       2,361,069      2,065,008       1,792,042
    Percent change from previous year              (6.3)           14.3           15.2            19.8
  Income from operations                    $   445,358         497,343        438,689         424,781
    Percent of net sales                           20.1            21.1           21.2            23.7
  Income before income taxes                $   379,196         437,873        402,675         383,384
    Percent of net sales                           17.1            18.5           19.5            21.4
  Income taxes                              $   128,900         142,300        124,000         110,600
    Percent of income before income taxes          34.0            32.5           30.8            28.8
  Net income                                $   250,296         295,573        278,675         272,784
    Per share                               $      3.94            4.52           4.00            3.82
    Percent of net sales                           11.3            12.5           13.5            15.2
    Percent of stockholders' average               17.2            21.7           21.7            23.6
    equity

FINANCIAL POSITION AT YEAR-END
  Working capital                           $   743,076         645,783        551,735         489,179
  Current ratio                                     2.7             2.3            2.3             2.3
  Capital expenditures                      $   237,464         246,639        123,109          79,270
  Total assets                              $ 2,661,339       2,533,672      2,111,465       1,900,864
  Long-term debt                            $   503,795         340,145        143,661          61,041
    Percent of total capitalization                24.1            18.8            9.7             5.1

SHARE DATA
  Stockholders' equity                      $ 1,486,899       1,416,183      1,310,948       1,256,563
    Per share                               $     24.13           21.92          19.48           17.63
  Cash dividends per share
    Declared during year                    $       .57             .44            .39             .35
    Paid during year                        $       .54             .43            .38             .34
    Payout as percent of net income                14.5             9.7            9.8             9.2
  Shares outstanding
    Average during year                      63,538,759      65,364,066     69,658,653      71,329,145
    At year-end                              61,612,851      64,604,377     67,297,420      71,274,796
  Stock price
    High                                    $    78 5/8          74 5/8         82              84
    Low                                     $    44 1/4          55 3/4         48 3/4          64 1/2
    At year-end                             $    46 3/4          72             57              74 5/8
-------------------------------------------------------------------------------------------------------

Share data has been restated to reflect the 100 percent stock dividends on January 30, 1992, and October 31, 1989. Long-term debt in 1991 excludes debt of $125 million incurred to fund an acquisition.


22 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

(in thousands of dollars, except per share data)                                                                       Ten-Year
                                                                                                                        Growth
   1992              1991             1990           1989           1988            1987             1986              Percentage
------------------------------------------------------------------------------------------------------------------------------------
  1,496,478        1,307,607        1,066,298        792,327        557,770         478,386          300,329          22.1
       14.4             22.6             34.6           42.1           16.6            59.3              8.4
    363,010          309,867          270,452        163,918         92,600          76,120           42,895          26.4
       24.3             23.7             25.4           20.7           16.6            15.9             14.3
    332,735          225,473          209,449        167,918        143,488          85,036           42,717          24.4
       22.2             17.2             19.6           21.2           25.7            17.8             14.2
    100,000           68,000           68,600         45,000         40,200          29,500           15,900
       30.1             30.2             32.8           26.8           28.0            34.7             37.2
    232,735          157,473          140,849        122,918        103,288          55,536           26,817          25.0
       3.27             2.23             2.00           1.76           1.48             .83              .44          24.5
       15.6             12.0             13.2           15.5           18.5            11.6              8.9
       23.8             19.2             21.1           22.9           23.6            18.2             13.0


    342,171          338,009          301,092        236,648        100,238         101,083          113,370          20.7
        1.8              2.1              2.0            2.1            1.8             1.9              2.4
     69,368           71,243           48,565         40,466         47,017          35,186           18,327
  1,731,989        1,649,132        1,406,296      1,097,400        663,838         577,087          491,567          18.4
     45,642          139,788           76,657        113,700         19,266          42,149          163,319
        7.3              4.4             12.8           17.5            3.7             9.4             40.1


  1,052,851          900,344          744,158        590,861        482,225         392,602          216,265          21.3
      14.75            12.69            10.56           8.42           6.91            5.64             3.60          21.0

        .31              .27              .23            .20            .18             .16              .14          15.1
        .30              .26              .22            .19            .17             .15              .13          15.2
        9.5             12.1             11.5           11.4           12.2            19.3             31.8

 71,164,010       70,700,332       70,287,088     69,885,212     69,658,840      66,469,556       59,992,472
 71,410,458       70,923,990       70,443,150     70,098,826     69,653,184      69,580,948       60,044,516

     71 3/8           58               34             24             16 1/2          19 1/4           11 1/8
     50 1/4           30 3/8           20 3/8         14 1/8         12 1/8           9                7 1/2
     69 1/4           57 1/4           31 7/8         23 5/8         14 5/8          13 1/2            9              17.9



                           GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES  23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

This annual report, including Management's Discussion and Analysis, contains both historical information and forward-looking statements. The forward-looking statements involve risks and uncertainties that affect the Company's operations, markets, products, services, prices and factors as discussed in the Company's Annual Report on Form 10K filed with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

OPERATING RESULTS 1996 COMPARED WITH 1995

Sales for the year were $2.2 billion, a decline of 6 percent from the $2.4 billion reported in 1995. Sales have grown at a compound rate of 22 percent over the last 10 year period. Sales by business unit are shown in the following table (in millions):


---------------------------------------------------------------
                                                  Percent Inc./
                                                     (Dec.)Over
                       1996        1995        1994  Prior Year
---------------------------------------------------------------
                      $   %       $   %       $   %  1996  1995
---------------------------------------------------------------
Flame Retardants    294   13    300   13    265   13   (2)   13
Intermediates
  and Fine
  Chemicals         282   13    302   13    262   13   (7)   15
Petroleum
  Additives         618   28    656   28    610   30   (6)    8
Polymer
  Stabilizers       242   11    224    9    162    8    8    38
Specialized
  Services and
  Manufacturing     346   16    460   19    383   18  (25)   20
Water Treatment     430   19    419   18    383   18    3     9
---------------------------------------------------------------
                  2,212  100  2,361  100  2,065  100   (6)   14
===============================================================

The change in sales from the prior year is due to the following (in millions):

---------------------------------------------------------
Increase/(Decrease)                     1996         1995
---------------------------------------------------------
Selling price                          $  34         $ 87
Volume                                  (116)          81
Acquisitions                              --          102
Dispositions                             (45)          --
Foreign Exchange                         (22)          26
---------------------------------------------------------
                                       $(149)        $296
=========================================================

Flame Retardants sales of $294 million were approximately 2 percent short of 1995's record performance. Even though volumes increased, reduced product prices and the negative effects of a strong dollar vis-a-vis both the Japanese yen and the deutsche mark more than offset the improvements. Market demand was weak all year, particularly in automotive, wire and cable and consumer electronics. A sluggish European economy also held down customer requirements. Worldwide market share was maintained in a very competitive environment.

Intermediates and Fine Chemicals sales of $282 million were down approximately 7 percent from the prior year due to volume declines in furfural and furfural derivatives. Worldwide demand for furfuryl alcohol and PTMEG declined at an accelerating rate over the course of 1996. Slowdowns in new tooling requirements for the heavy equipment and the machine tool industries negatively affected furfuryl alcohol, while weak polyurethane requirements restricted POLYMEG(R) polyols sales. Both products are under significant price pressure due to the supply demand imbalance. In 1996, the business sacrificed volume and successfully maintained price improvements that were achieved in 1995. Unfortunately, competitive pricing will have to be met in 1997 in order to maintain market share. Sales of agricultural chemicals, bromine and derivatives and fine chemicals were essentially flat following a very strong performance in 1995.

Petroleum Additives sales declined $38 million in 1996. Retail alkyl lead compound volumes declined 13 percent for the year which is higher than the 7 to 10 percent annual market decline experienced over the last several years. No single factor accounts for the decline, and the Company believes it maintained its share of the worldwide market. Price improvements for the year averaged about 4 percent, which is lower than what was achieved in the prior year. In part, this reduced rate of increase is attributable to (1) the Company's strategy to extend the life of the product; (2) refinery economics related to achieving octane ratings; (3) a changing mix of customers and regions of the world where alkyl lead compound is sold - compound sold in Western Europe is declining at a faster rate than in other regions; and (4) aggressive pricing by an Eastern European producer with relatively small capacity. Future price increases are expected to be in the low single-digit range, with the average change for a period very dependent on the regional sales mix.

Wholesale alkyl lead compound sales relate primarily to supplying Ethyl Corporation's requirements under a 1994 agreement. Wholesale volumes increased approximately 5 percent in 1996, with deliveries to Ethyl Corporation comparable to the prior year. Prices in the wholesale market increased about 6 percent for the year. The relationship of retail to wholesale was 68/32 compared to 72/28 in 1995.

Non-lead fuel additives and other chemical sales grew approximately 11 percent due to new product introductions and expanding volume.

Polymer Stabilizers sales for the year increased $18 million, or approximately 8 percent. On an overall basis, the sales improvement is attributable to volume gains as market conditions and competitive activity restricted price improvements and the effect of currency fluctuations was negative. The reduced rate of improvement experienced by this business unit in 1996 reflects a stagnant European economy, our largest market, where total plastics output declined about 10 percent in 1996. End-use markets in North America and the Far East grew at a modest rate. The business unit improved market share outside of Europe in part by bringing onstream an antioxidant production facility in Newport, Tennessee, and establishing a production joint venture in Korea.


24 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

Specialized Services and Manufacturing sales declined $114 million in 1996. Chemol, our Hungarian-based chemical trading company, experienced a decline in sales of approximately $125 million due to the loss of major suppliers as the privatization process in Hungary continued. The Company anticipates that Chemol will experience some additional contraction in 1997. Other businesses in this unit registered solid improvements. In our Enviro-Energy Performance Group
(EEP), oil field services sales improved approximately 35 percent from the prior year as drilling activity in the Gulf of Mexico expanded and the business extended its presence in international markets. The environmental services segment of EEP struggled in 1996 as it was unable to recover from Environmental Protection Agency-related contract delays due to the federal government budget stalemate experienced early in 1996. Fluorine chemicals sales grew approximately 25 percent as the FM-200(R) fire extinguishing product strengthened its worldwide market position.

Water Treatment sales gained $11 million primarily due to volume improvement of chemical products which more than offset the divestiture of BLN in September 1996. U.S. recreational water treatment sales posted strong growth to distributors and mass merchandisers in an average weather year. Volumes in Europe suffered due to cool weather conditions during the pool season. Competitive pressure allowed only minimal price improvements which were mostly offset by unfavorable currency effects.

---------------------------------------------------------
                                       Gross Profits as a
Year                              Percentage of Net Sales
---------------------------------------------------------
1996                                                 32.8
1995                                                 33.4
1994                                                 33.7


Gross profits of $726 million declined $63 million from the prior year, net of $34 million in price increases. The decline reflects the impact of lower volume (58 percent), higher cost (23 percent), unfavorable currency effects (12 percent), and divestitures (7 percent). The negative impact of volumes is attributable to running polymer stabilizer and certain flame retardant units at reduced rates to adjust inventory levels; reduced requirements for alkyl lead compounds and furfural derivatives, and the contraction of Chemol's trading operations. Manufacturing cost increases result from a one-point increase in the Company's average raw material price index and a $10 million provision for anticipated alkyl lead compound plant closures. Benefits from closing the compound plant in France and reducing staffing levels at the plant in the U.K. will not be fully realized until 1997.

Approximately 50 percent of the Company's business is transacted in foreign currencies, principally the pound sterling, deutsche mark and Japanese yen. Currency changes, while not having a significant impact on profit margins, were higher than recent years. The strength of the dollar against the Japanese yen and deutsche mark adversely impacted sales, while the strength of the Italian lira to the deutsche mark adversely affected costs. To minimize the effect of currency fluctuations, the Company uses foreign exchange contracts, average rate options, and other financial instruments. The Company's Octel subsidiary invoices approximately 50 percent of its sales in U.S. dollars; the balance of Octel's billing is in pound sterling which approximates Octel's pound sterling costs. This program is designed to insulate Octel's profits, measured in dollars, from fluctuations in the pound sterling.


---------------------------------------------------------
                 SAR Expense as a Percentage of Net Sales
                   Selling &
Year          Administration           R&D          Total
---------------------------------------------------------
1996                     9.8           2.9           12.7
1995                     9.6           2.7           12.3
1994                     9.5           2.9           12.4

Selling, administration and research (SAR) expense in 1996 amounted to $280 million, a decline of $11 million from 1995 as a result of lower costs and the effect of dispositions. As a percentage of sales, SAR expense increased slightly due to lower sales.

Research and development spending in 1996 amounted to $64 million, a 2.4 percent increase over 1995. Research and development activities are centered on new and improved flame retardants and polymer stabilizers, pharmaceutical intermediates, non-lead fuel additives and water treatment products.

----------------------------------------------------------
                                 Income from Operations as
Year                             a Percentage of Net Sales
----------------------------------------------------------
1996                                                 20.1
1995                                                 21.1
1994                                                 21.2

Operating income of $445 million declined 10 percent from 1995. Petroleum Additives were off 8 percent while the core specialty chemicals business declined 14 percent.

Equity in earnings of affiliates and other income amounted to $60 million in 1996, double that of 1995. Included in 1996 is a gain of $19 million, net of expenses, resulting from breakup fees received when Nowsco Well Services, Ltd., accepted an acquisition offer that the Company was unwilling to meet and a net gain of $13 million resulting from the sale of the Company's engineered surface treatments business, E/M Corporation. Excluding the aforementioned one-time gains, other income is equivalent to the prior year.

Interest and other expenses amounted to $96 million in 1996, $41 million higher than 1995. Included in the 1996 expense is a special charge recorded in the second quarter of almost $14 million primarily related to environmental remediation costs associated with a former plant site sold by the Company in the early 1980s and an approximately $13 million charge in the fourth quarter to write off unused equipment and to provide for redundancies. In addition to the above, other expenses increased due to: (1) interest expense on higher borrowings in support of share repurchases and capital projects; (2) accelerated amortization of goodwill related to the petroleum additives business to better match costs and revenues; and (3) foreign exchange losses, primarily unrealized, resulting from the pound sterling reaching highs vis-a-vis the U.S. dollar near the end of 1996.


                            GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 25

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Minority interest in the income of subsidiaries includes an approximate 12 percent minority interest in Octel and an 11 percent minority interest in Chemol. The minority interest in Octel is before income taxes as earnings are predominantly from a partnership; therefore, taxes are paid by each partner individually.

---------------------------------------------------------
                                       Effective Tax Rate
Year                                           Percentage
---------------------------------------------------------
1996                                                 34.0
1995                                                 32.5
1994                                                 30.8

Income taxes of $129 million were $13 million lower than 1995; an increase of $6 million due to the higher effective tax rate was offset by lower earnings. The higher effective tax rate is due principally to a reduction in reversals of prior-year reserves.

Net income for 1996 was $250 million, or $3.94 per share, compared to $296 million, or $4.52 per share, in 1995. The share repurchase program benefited earnings per share by approximately 3.5 cents.

OPERATING RESULTS 1995 COMPARED WITH 1994

Sales for the year were $2.4 billion, an increase of 14 percent over the $2.1 billion reported in 1994. The $296 million improvement is attributable to increased selling prices of $87 million; volume gains of $81 million; sales of acquisitions, $102 million; and favorable foreign exchange of $26 million.

Flame Retardants sales reached a record $300 million, an increase of $35 million over 1994. Selling price increases effected in late 1994 and early 1995 were maintained throughout the year. Incremental capacity expansions allowed the unit to satisfy strong market requirements in the United States and the Pacific Rim. Sales volumes in Europe were comparable to the prior year.

Intermediates and Fine Chemicals sales increased $40 million, totaling $302 million for the year. Demand was strong across all product lines with furfural and derivatives, bromine and derivatives, and fine chemicals posting double-digit volume gains. All product lines achieved price improvements. Furfural and derivatives led the price improvements, with the combined effect of tight raw material supply and strong market demand for high value-added derivative products.

Petroleum Additives sales improved $46 million in 1995 reflecting sales added by the September 1994 acquisition of E. I. du Pont de Nemours (DuPont) fuel additives business. In the alkyl lead compound product line, retail volumes declined approximately 8 percent for the year. Price improvements for the year averaged about 9 percent. Product pricing reflects the Company's strategy to extend the life of the product, refinery economics related to achieving octane ratings and the changing mix of geographic regions where lead fuels are used.

During 1995 wholesale compound volumes declined 19 percent while prices improved about 5 percent for the year. The relationship of retail to wholesale compound sales was 72/28 in 1995 compared to 70/30 in 1994.

Polymer Stabilizers sales increased 38 percent, or $62 million, during 1995. Approximately half of the improvement is attributable to the April 1994 acquisition of EniChem Synthesis S.p.A.'s (GLCI) polymer additives and associated chemicals business. The business unit successfully expanded its market presence through new product introductions and incremental capacity increases to meet customer requirements. Volume gains made during the first half of the year were offset in part by customer year-end inventory corrections. Product pricing increased over 1994.

Specialized Services and Manufacturing posted a $77 million sales improvement over 1994 primarily due to Chemol's expansion of trading activities in Central Europe. The oil field service business registered solid improvements through an expanded presence in international markets and a broader offering of oil and gas well completion services. The fluorine chemicals business, led by expanded market acceptance of the FM-200(R) fire extinguishing product, gained over 40 percent for the year.

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

Gross profits of $788 million increased $93 million over the prior year. Increases in selling prices were more than double manufacturing and raw materials cost increases. Core specialty chemical businesses registered volume gains that more than offset declines in the Petroleum Additives business unit. The contribution from acquisitions accounted for about 30 percent of the overall improvement while foreign exchange had a minimal impact on the increase in gross profits. As a percentage of sales, gross profits declined slightly as a one percentage point improvement in our core businesses was offset by a decline in Petroleum Additives.

SAR expenses were $291 million, an increase of $34 million from the $257 million in 1994. As a percentage of sales, SAR expense declined slightly. In absolute terms, about half of the increase is attributable to increased spending associated with the growth of the business, 30 percent is related to acquisitions, and the balance is due to negative foreign exchange impacts. Research and development spending in 1995 amounted to $63 million, an increase of 6 percent over the prior year.

Operating income increased 13 percent to $497 million on the strength of the strong showing turned in by the core business units. Operating income of these businesses increased 31 percent over the prior year.


26 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

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

Interest and other expenses amounted to $55 million in 1995, an increase of $7 million from the prior year. Interest expense, net of capitalized interest on construction projects, increased $5 million due to higher borrowing in support of the Company's share repurchase program and capital investment projects. Other expenses increased due to losses on asset disposals and the settlement of various legal matters. Amortization of intangibles declined slightly as goodwill amortization associated with the investment in HCC was eliminated with the conversion of the equity position in HCC to preferred stock. Foreign exchange gains and losses, which are included in other expenses, were not significant.

Income taxes of $142 million increased $18 million over the prior year. The higher effective tax rate is due to a reduction in reversals of prior-year tax reserves and from a change in the mix of earnings from lower to higher tax rate jurisdictions. These items account for approximately $7 million of the increase with the balance related to increased earnings.

Net income for 1995 was $296 million, or $4.52 per share, compared to net income of $279 million, or $4.00 per share, in 1994. The increase in net income and earnings per share was 6 percent and 13 percent, respectively. The share repurchase program added approximately $.07 to 1995 earnings per share.

FINANCIAL CONDITION AND LIQUIDITY

In 1996 the Company fell short of its objective to return 20 percent or more on stockholders' average equity. Management is focusing its efforts on profitability improvements, effective asset utilization and allocation of resources to capital projects, and strategic acquisitions that will return the Company to historic performance levels.

---------------------------------------------------------
Year                                     Return on Equity
---------------------------------------------------------
1996                                                 17.2
1995                                                 21.7
1994                                                 21.7

Cash from operating activities amounted to $310 million in 1996, a decrease of $34 million from the prior year. This strong cash flow, supplemented by commercial paper borrowings, was utilized by the Company to expand and improve production capacity, to increase dividends paid to shareholders by 26 percent and to repurchase approximately 3.3 million shares of stock. Cash and cash equivalents were $202 million including $139 million of short-term investments, an increase of $21 million from the prior year.

The Company's investment in working capital, excluding cash and equivalents, increased $76 million during the year to $541 million. Total accounts receivable declined $21 million from the prior year. Trade receivables declined $7 million reflecting the decline in sales. Other non-trade receivables declined $11 million, resulting from the recovery of insurance claims and value-added taxes. Average days sales outstanding are essentially unchanged from 1995 at 79 days.

Inventories at December 31, 1996 were $427 million, an increase of $51 million from the prior year. Increases are in Petroleum Additives where a number of factors including higher lead stocks and prices and a weak U.S. dollar have caused a temporary increase in inventories, and Intermediates and Fine Chemicals where inventories were built early in the year to compensate for expected tight supplies of furfural. Inventories in other business units are equal to or lower than a year ago. Inventory turnover has slowed from a year ago as a result of lower sales and the aforementioned increases.

Spending on plant and equipment in 1996 amounted to $237 million, a $9 million decrease from the prior year. Additional capacity for both new and existing products accounted for approximately 45 percent of the spending, while 25 percent was for capital replacement and cost savings projects. The remainder of the spending was directed toward safety and regulatory compliance, environmental matters and support activities. The Company's capital spending activities are well diversified by product area and geographic location. Key capacity-adding projects include POLYMEG(R) polyols expansion, polymer stabilizers production in the United States and Korea, flame retardants capacity and brine production facilities. Capital spending in 1997 is projected to be about $150 million and will emphasize cost reduction and replacement rather than capacity additions.

Spending on environmental-related capital projects was approximately $13 million in 1996 which is slightly higher than the prior year. Capital requirements for environmental-related projects in 1997 should be consistent with 1996 levels.

The Company utilizes commercial paper borrowing as its primary source of external financing due to interest rate considerations. Commercial paper borrowings at December 31, 1996, amounted to $467 million compared to $262 million at December 31, 1995. At December 31, 1996, the level of debt to total capitalization was 24.1 percent, up from 18.8 percent at December 31, 1995.

The Company has a $600 million, five-year credit facility with various banks, an increase of $200 million over the facility in place a year ago. The credit facility provides back-up to the Company's $600 million commercial paper program. The Company's corporate credit rating is AA-/A2 and its commercial paper rating is A-1+/P1.



                           GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 27

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Other noncurrent liabilities of $109 million include a $90 million reserve for expected future plant closures and related personnel reductions and decontamination costs at Octel's alkyl lead plants in the U. K., France, and Italy as demand for this product diminishes. Approximately $20 million was spent in 1996, compared to $6 million in 1995. Operations in Italy were ceased in the first quarter of 1996, and operations in France were ceased in the fourth quarter of 1996. The closures, coupled with staff reductions in the U.K., caused the increased spending in 1996. Spending on plant closures should be in the $20 million range in both 1997 and 1998. Production at the U.K. plants should continue into the next century based on the current rate of market decline.

In 1996 the Company applied $62 million of deferred revenue related to pre-payments for product from a dedicated plant, included in other non-current liabilities, against the book value of that facility and certain deferred costs as it has been agreed with the customer that production will not be resumed. A portion of the plant was converted to polymer stabilizer production which started up in the 1996 fourth quarter. Another portion of the plant is being converted to fine chemical production which is expected to come onstream in the second quarter of 1997.

During 1996 the Company settled certain issues relating to federal and state tax returns for the years 1989, 1990 and 1991. The settlement resulted in payments totaling approximately $40 million. The settlement had no impact on earnings as the Company had provided for the possible non-allowance of these items in prior years.

Stockholders' equity was $1.5 billion, or $24.13 per share, at December 1996, compared to $1.4 billion, or $21.92 per share, at the end of 1995. Over the past 10 years, stockholders' equity has grown at a compound rate of 21 percent.

Dividends declared increased for the twenty-fourth consecutive year totaling $36 million, compared with $29 million in the prior year. On a per-share basis, dividends of $.57 per share were increased 30 percent over the $.44 per share declared in 1995.

In 1996, the Company purchased 3.3 million shares of its stock for a total cost of $192 million under share repurchase programs authorized by the Board of Directors. The average price per share of the stock purchased was $57.45. During the three-year period ended December 31, 1996, the Company has repurchased 10.3 million shares at a cost of approximately $589 million, or $57.17 per share. As of December 31, 1996, management is authorized to repurchase an additional 2.3 million shares. Management intends to repurchase additional shares as market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the translation of foreign currency-denominated financial statements into U.S. dollars. The change in the cumulative translation adjustment increased stockholders' equity by $40 million in 1996. The increase primarily related to the strength of the British pound sterling against the dollar. Approximately 50 percent of the Company's net assets are in Europe, predominantly the United Kingdom.

OTHER MATTERS

The Company's operations, like those of most companies which use or make chemicals, are subject to stringent laws and regulations relating to maintaining or improving the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Spending for environmental compliance, including that associated with waste minimization and pollution prevention programs, amounted to approximately $65 million in 1996 and about $62 million in 1995. These amounts include approximately $13 million and $12 million for capital equipment in 1996 and 1995, respectively. Spending for environmental compliance is anticipated to be in the same range in 1997.

The Company is a party to several proceedings and lawsuits involving environmental matters, including being named as defendant, respondent or a potentially responsible party, together with other companies, under CERCLA, and similar state laws, in which recovery is sought for the cost of cleanup of contaminated manufacturing and waste disposal sites. Due to the prevailing practices of manufacturing facilities, waste disposal haulers and disposal facilities prior to adoption and implementation of the environmental laws and regulations, evidence is difficult to obtain or evaluate. In each such matter, the Company anticipates, although there can be no assurance, that liability, if any, will eventually be equitably apportioned among the companies found to be responsible. In most of these matters, the Company believes that its responsibility is small relative to other parties and that it may have meritorious claims against these other parties. Based upon current regulation and the information available, management believes that adequate provisions have been made in the financial statements and future costs will not have a material adverse impact on the Company's consolidated financial condition.

Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years and can be offset through a combination of price increases and productivity improvements.

With the Company's strong balance sheet, substantial free cash flow and access to low-cost external financing, the Company is well positioned to capitalize on opportunities that may arise in 1997.



28 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

The management of Great Lakes Chemical Corporation is responsible for the preparation and presentation of the accompanying consolidated financial statements and all other information in this Annual Report. The financial statements are prepared in accordance with generally accepted accounting principles and include amounts that are based on management's informed judgements and estimates.

The Company maintains accounting systems and internal accounting controls which management believes provide reasonable assurance that the Company's financial reporting is reliable, that assets are safegaurded, and that transactions are executed in accordance with proper authorization. This internal control structure is supported by the selection and training of qualified personnel and an organizational structure which permits the delegation of authority and responsibility. The systems are monitored worldwide by an internal audit function that reports its findings to management.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors, in accordance with generally accepted auditing standards. These standards provide for the review of internal accounting control systems to plan the audit and determine auditing procedures and tests of transactions to the extent they deem appropriate.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting systems and related internal controls and the preparation of annual financial statements. The Audit Committee periodically meets with management and the independent auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee without management's presence to discuss internal accounting controls, results of their audits and financial reporting matters.

/s/Robert T. Jeffares

Robert T. Jeffares
Executive Vice President and Chief Financial Officer


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


We have audited the accompanying consolidated balance sheets of the Great Lakes Chemical Corporation and subsidiaries as of December 31, 1996 and 1995, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

/s/ Ernst & Young LLP

Indianapolis, Indiana
January 29, 1997


                          GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES  29

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


(in thousands of dollars, except per share data)
YEAR ENDED DECEMBER 31                                             1996            1995            1994
-------------------------------------------------------------------------------------------------------
NET SALES                                                    $2,211,704      $2,361,069      $2,065,008

OPERATING EXPENSES
  Cost of products sold                                       1,486,027       1,572,653       1,369,618
  Selling, administrative and research expenses                 280,319         291,073         256,701
-------------------------------------------------------------------------------------------------------
                                                              1,766,346       1,863,726       1,626,319
-------------------------------------------------------------------------------------------------------

INCOME FROM OPERATIONS                                          445,358         497,343         438,689

EQUITY IN EARNINGS OF AFFILIATES AND OTHER INCOME                59,835          29,353          45,645

INTEREST AND OTHER EXPENSES                                      96,252          55,149          48,432

MINORITY INTEREST IN INCOME OF SUBSIDIARIES                      29,745          33,674          33,227
-------------------------------------------------------------------------------------------------------

INCOME BEFORE INCOME TAXES                                      379,196         437,873         402,675

INCOME TAXES                                                    128,900         142,300         124,000
-------------------------------------------------------------------------------------------------------

NET INCOME                                                      250,296         295,573         278,675
-------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT BEGINNING OF YEAR                        1,678,834       1,411,890       1,160,173

CASH DIVIDENDS DECLARED                                          36,026          28,629          26,958
-------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                             $1,893,104      $1,678,834      $1,411,890
=======================================================================================================

NET INCOME PER SHARE                                         $     3.94      $     4.52      $     4.00

CASH DIVIDENDS DECLARED PER SHARE                            $      .57      $      .44      $      .39

AVERAGE SHARES OUTSTANDING                                   63,538,759      65,364,066      69,658,653
-------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.


30  GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS


------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)
December 31                                                                                     1996            1995
------------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                                   $  202,255      $  180,970
  Accounts and notes receivable, less allowance of
    $10,219 and $7,659, respectively                                                             506,203         527,014
  Inventories                                                                                    426,658         375,967
  Prepaid expenses                                                                                42,080          41,060
------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT ASSETS                                                                         1,177,196       1,125,011
------------------------------------------------------------------------------------------------------------------------
PLANT AND EQUIPMENT                                                                              858,483         765,311

GOODWILL                                                                                         435,195         416,632

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                                          72,767          72,587

OTHER ASSETS                                                                                     117,698         154,131
------------------------------------------------------------------------------------------------------------------------
                                                                                              $2,661,339      $2,533,672
========================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Notes payable                                                                               $      288      $    6,309
  Accounts payable                                                                               190,853         198,490
  Accrued expenses                                                                               127,333         122,217
  Income taxes payable                                                                            98,687         128,891
  Dividends payable                                                                                9,242           7,430
  Current portion of long-term debt                                                                7,717          15,891
------------------------------------------------------------------------------------------------------------------------
  TOTAL CURRENT LIABILITIES                                                                      434,120         479,228
------------------------------------------------------------------------------------------------------------------------
LONG-TERM DEBT, LESS CURRENT PORTION                                                             503,795         340,145

OTHER NONCURRENT LIABILITIES                                                                     109,012         177,820

DEFERRED INCOME TAXES                                                                             83,912          88,540

MINORITY INTEREST                                                                                 43,601          31,756

STOCKHOLDERS' EQUITY
  Common stock, $1 par value, authorized 200,000,000 shares,
    issued 72,455,051 and 72,109,477 shares, respectively                                         72,455          72,109
  Additional paid-in capital                                                                     121,224         113,647
  Retained earnings                                                                            1,893,104       1,678,834
  Cumulative translation adjustment                                                               17,064         (23,179)
  Less treasury stock, at cost, 10,842,200 and 7,505,100 shares, respectively                   (616,948)       (425,228)
  ----------------------------------------------------------------------------------------------------------------------
  TOTAL STOCKHOLDERS' EQUITY                                                                   1,486,899       1,416,183
  ----------------------------------------------------------------------------------------------------------------------
                                                                                              $2,661,339      $2,533,672
  ======================================================================================================================

See notes to consolidated financial statements.


                            GREAT LAKES CHEMICAL CORPORATION ADN SUBSIDIARIES 31

CONSOLIDATED STATEMENTS OF CASH FLOWS

------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

YEAR ENDED DECEMBER 31                                                               1996           1995            1994
------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
  Net income                                                                     $250,296       $295,573        $278,675
  Adjustments to reconcile net income to net cash
    provided by operating activities:
      Depreciation and depletion                                                   90,185         83,461          72,663
      Amortization of intangible assets                                            34,186         27,184          29,634
      Deferred income taxes                                                        (5,444)        12,600             700
      Net (unremitted) remitted earnings of affiliates                             (1,382)          (518)        112,312
      Loss (gain) on disposition of assets                                          7,774           (185)            (65)
      Other                                                                       (10,890)          (843)         (1,365)
      Change in operating assets and liabilities,
         net of effects from business combinations:
           Accounts receivable                                                     22,157        (34,432)        (95,097)
           Inventories                                                            (39,036)       (57,565)         (9,969)
           Other current assets                                                      (113)       (13,948)         (6,602)
           Accounts payable and accrued expenses                                  (10,917)        22,137          35,010
           Income taxes and other current liabilities                              (9,201)        10,504          10,131
           Other noncurrent liabilities                                           (17,373)           639          (8,098)
------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                         310,242        344,607         417,929

INVESTING ACTIVITIES
  Plant and equipment additions                                                  (237,464)      (246,639)       (123,109)
  Business combinations, net of cash acquired                                     (27,695)       (24,399)       (198,494)
  Proceeds from sale of assets                                                      8,738          3,144          11,700
  Other                                                                            16,871        (47,986)         21,484
------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                            (239,550)      (315,880)       (288,419)

FINANCING ACTIVITIES
  Net (repayment) and borrowings under short-term credit lines                    (15,263)        (5,878)          1,243
  Net payments of long-term borrowings                                             (7,880)        (2,399)         (8,026)
  Net increase  in commercial paper and
    other long-term obligations                                                   175,159        208,081          85,042
  Minority interest                                                                 6,836          2,345           9,751
  Proceeds from stock options exercised                                             7,923          1,065           3,336
  Cash dividends                                                                  (36,026)       (28,629)        (26,958)
  Repurchase of common stock                                                     (191,720)      (164,816)       (232,279)
------------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                  (60,971)         9,769        (167,891)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                       11,564         (2,192)          3,313
------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                   21,285         36,304         (35,068)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    180,970        144,666         179,734
------------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                         $202,255       $180,970        $144,666
========================================================================================================================

See notes to consolidated financial statements.
Parentheses indicate decrease in cash and cash equivalents.

32 GREAT LAKES CHEMICALL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(IN THOUSANDS OF DOLLARS, EXCEPT SHARE DATA)

ACCOUNTING POLICIES

NATURE OF OPERATIONS
The Company is a well diversified specialty chemicals company. Primary manufacturing operations are located in the United States and Europe. Principal product lines ranked in order of sales are: Petroleum Additives, Water Treatment, Specialized Services and Manufacturing, Flame Retardants, Intermediates and Fine Chemicals and Polymer Stabilizers. The Company's products are sold globally. The principal markets include: Oil Refineries, Computer and Business Equipment, Consumer Electronics, Data Processing, Construction Materials, Telecommunications, Pharmaceuticals, and Pool and Spa Dealers and Distributors.

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

USE OF ESTIMATES
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

REVENUE RECOGNITION
Revenue from sales of products is recognized at the time products are shipped to the customer. Revenue from services is recognized when the services are provided to the customer.

CASH EQUIVALENTS
Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

INVENTORIES
Over 90 percent of inventories are stated at the lower of cost (first-in, first-out method) or market.

PLANT AND EQUIPMENT
Plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line, declining-balance and unit-of-production methods. The costs of gas wells, leases and royalty interests are amortized by the unit-of-production method based upon estimated recoverable reserves and annual volumes of production.

GOODWILL
Goodwill, the excess of investment over net assets of subsidiaries acquired, is amortized over periods of eight to 40 years. The Company regularly evaluates the realizability of goodwill based on projected undiscounted cash flows and operating income for each business having material goodwill balances. Based on its most recent analysis, the Company believes that no impairment of goodwill exists at December 31, 1996. As of December 31, 1996 and 1995, accumulated amortization was $115 million and $83 million, respectively.

ENVIRONMENTAL COMPLIANCE AND REMEDIATION
Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Such costs are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when environmental assessments or remedial efforts are probable and the cost can be reasonably estimated. Environmental costs which improve the condition of a property as compared to the condition when constructed or acquired are capitalized.

INCOME TAXES
Income taxes are provided on the portion of the income of unconsolidated affiliates that is expected to be remitted to the parent company and be taxable.

STOCK OPTIONS
The Company follows Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25), and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. Pro forma net income and net income per share is presented in the stock option note as if the alternative fair value method of accounting provided for under Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (SFAS
123), had been applied to options granted after December 31, 1994.

SHARE DATA
Net income per share is computed on the weighted average number of shares outstanding for all periods presented. The effect on net income per share resulting from the assumed issuance of outstanding stock options is not material.


                           GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ACQUISITIONS

In 1995, the Company completed acquisitions in the Water Treatment and Intermediates and Fine Chemicals business units at a cost of $11 million, including $6 million excess purchase price over the value of net assets acquired.

On September 7, 1994, the Company completed the acquisition of E. I. du Pont de Nemours & Company's (DuPont) petroleum additives business including DuPont's North and South American tetraethyl lead business for approximately $50 million. The excess of purchase price over the value of net assets acquired totaled approximately $35 million.

The Company's acquisition of EniChem Synthesis S.p.A. (renamed GLCI) was completed on April 21, 1994, for approximately $90 million in cash. The excess of purchase price over the net assets acquired amounted to $25 million. Headquartered in Milan, Italy, GLCI is a leading manufacturer of antioxidants and UV absorbers.

Other acquisitions completed in 1994 were in the Water Treatment business unit and the oil field services business. The acquisitions cost approximately $43 million. The excess of purchase price over the net assets acquired amounted to approximately $6 million.

The Company's 87.82 percent ownership interest in Octel Associates and The Associated Octel Company, Limited, was acquired in two transactions. In 1989 the Company acquired a 51.15 percent interest with the balance acquired in 1992. The 1989 acquisition agreement provides for profit participation payments for specified periods of time after the date of acquisition. Such profit participation is treated as an adjustment to the purchase price. Profit participation payments for 1996 amounted to $17 million. In early 1997 the Company completed the determination of the profit participation payments for the years 1989 through 1995 resulting in an addition to purchase price of approximately $30 million. Funding for the payment which had been previously set aside and classified as other non-current assets in the 1995 consolidated balance sheet is now classified as goodwill. Total profit participation payments amount to approximately $216 million since inception.

All acquisitions have been accounted for as purchases and the results of operations of the acquired businesses are included in the consolidated financial statements from the dates of acquisition. The unaudited pro forma results of operations as if the above-noted 1994 business combinations had occurred at the beginning of that year are as follows: net sales, $2.1 billion; net income, $287 million; and earnings per share, $4.12. Acquisitions consummated in 1996 and 1995 had no material impact on reported results.

The pro forma results do not represent the Company's actual operating results had the acquisitions been made at the beginning of the respective years, or the results which may be expected in the future.

DISPOSITIONS

During 1996 the Company sold its pool equipment distribution business and its engineered surface treatment business. On an annual basis, these operations accounted for approximately $150 million in sales. These transactions did not have a material impact on the Company's results of operations.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

---------------------------------------------------------
December 31                               1996       1995
---------------------------------------------------------
Cash                                  $ 63,452   $ 57,607
Time deposits                          138,803    123,363
---------------------------------------------------------
                                      $202,255   $180,970
=========================================================

INVENTORIES

The major components of inventories are as follows:

---------------------------------------------------------
December 31                               1996       1995
---------------------------------------------------------
Finished products                     $298,682   $260,293
Raw materials                           87,687     82,297
Supplies                                40,289     33,377
---------------------------------------------------------
                                      $426,658   $375,967
=========================================================


PLANT AND EQUIPMENT

Plant and equipment consist of the following:

---------------------------------------------------------
December 31                               1996       1995
---------------------------------------------------------
Land                                $   25,125 $   25,750
Buildings and land improvements        134,732    115,897
Equipment and leasehold improvements 1,086,728    936,383
Construction in progress (estimated
  additional cost to complete at
  December 31, 1996, $85,000)          178,011    200,302
---------------------------------------------------------
                                     1,424,596  1,278,332

Less allowances for depreciation,
  depletion and amortization           566,113    513,021
---------------------------------------------------------
                                    $  858,483 $  765,311
=========================================================

The estimated useful lives for purposes of computing depreciation are: buildings and land improvements, 7-40 years; equipment and leasehold improvements, 2-17 years.

Maintenance and repairs charged to costs and expenses were $89 million, $98 million and $89 million for 1996, 1995 and 1994, respectively.

Rent expense for all operating leases amounted to $23 million, $24 million and $21 million for 1996, 1995 and 1994, respectively.


34 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

NOTES PAYABLE

Data concerning borrowings are as follows:

---------------------------------------------------------
                               1996       1995       1994
---------------------------------------------------------
Amounts borrowed:
  Maximum during the year   $12,011    $44,969    $34,758
  Average for the year      $   623    $10,992    $11,916
Weighted average
  interest rates:
  At December 31                7.6%      12.9%       6.6%
  On borrowings during
    the year                   11.3%      11.0%       6.7%
---------------------------------------------------------

The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines.

LONG-TERM DEBT

Long-term debt is summarized as follows:

------------------------------------------------------------
December 31                               1996       1995
------------------------------------------------------------
Commercial paper, 1996 year-end
  average interest rate of 5.4%          $467,283   $262,382
Industrial development bonds, at
  fixed and variable interest rates from
  4.2% to 7.0% at December 31, 1996
  (weighted average 4.8%) with
  maturities to May 2025                   21,685     21,685
Other                                      22,544     71,969
------------------------------------------------------------
                                          511,512    356,036
Less current portion                        7,717     15,891
------------------------------------------------------------
                                         $503,795   $340,145
============================================================

During 1996 the Company entered into a five-year $600 million revolving credit agreement with nine banks which serves as a backup for the Company's commercial paper program. The facility replaced a $400 million credit agreement. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A-1+ by Standard and Poor's and P-1 by Moody's.

Long-term debt matures as follows: 1997, $7.7 million; 1998, $4.1 million; 1999, $2.0 million; 2000, $11 million; and 2001, $473 million.

During 1996, 1995 and 1994 interest costs were $26 million, $21 million and $12 million, respectively, of which $5.8 million, $6.2 million and $1.7 million, respectively, were capitalized as additional costs of equipment and leasehold improvements in connection with the expansion of physical facilities. In these years, interest payments were $27 million, $21 million and $12 million, respectively.


OTHER NONCURRENT LIABILITIES

Other noncurrent liabilities consist of the following:

----------------------------------------------------------
December 31                               1996       1995
----------------------------------------------------------
Future estimated closing costs of
  Octel's TEL manufacturing facilities $ 90,324   $ 97,328
Deferred revenue                             --     64,932
Other                                    18,688     15,560
----------------------------------------------------------
                                       $109,012   $177,820
==========================================================

Prior to 1996 a pension asset of $51 million (resulting from the excess of the fair market value of pension plan assets as compared to the projected benefit obligation at the time of the Octel acquisition) was netted against the future estimated closing costs of Octel's TEL manufacturing facilities. This asset, including subsequent additions, has been classified as other assets in the 1996 balance sheet and prior year balances have been restated. The reclassification has no effect on net income or stockholders' equity.

The liability for estimated closing costs of Octel's TEL manufacturing facilities provides for personnel reductions, decontamination and environmental remediation when demand for the product diminishes. Estimated closing costs are regularly evaluated. Adjustments to the liability are prorated over the estimated remaining life of the business in proportion to the expected rate of market decline. Closure costs are estimated to be about $145 million.

Deferred revenue of $62 million, related to prepayment for products to be delivered to a major customer from a dedicated production facility, was applied against the book value of the facility and related assets. The Company and the customer have agreed that production at the facility will not be resumed.

INCOME TAXES

The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes and deferred income taxes, a reconciliation of the U.S. statutory income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities.

Income Before Income Taxes:

---------------------------------------------------------
Year Ended December 31         1996       1995       1994
---------------------------------------------------------
Domestic                   $135,039   $142,271   $145,351
Foreign                     244,157    295,602    257,324
---------------------------------------------------------
                           $379,196   $437,873   $402,675
=========================================================


                           GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Provisions for Income Taxes:

---------------------------------------------------------------------
Year Ended December 31             1996           1995           1994
---------------------------------------------------------------------
Current:
  Federal                      $ 40,000       $ 34,900       $ 39,500
  State                           7,000          5,300          6,000
  Foreign                        78,500         89,500         77,800
---------------------------------------------------------------------
                                125,500        129,700        123,300
=====================================================================

Deferred:
  Domestic                       (3,800)         5,800         (6,100)
  Foreign                         7,200          6,800          6,800
---------------------------------------------------------------------
                                  3,400         12,600            700
---------------------------------------------------------------------
                               $128,900       $142,300       $124,000
=====================================================================

Provisions for Deferred Income Taxes:

---------------------------------------------------------------------
Year Ended December 31            1996           1995           1994
---------------------------------------------------------------------
Equity in affiliates           $    --        $    --        $(8,313)
Depreciation                     6,000          7,003          4,297
Other                           (2,600)         5,597          4,716
---------------------------------------------------------------------
                               $ 3,400        $12,600        $   700
=====================================================================

Effective Income Tax Rate Reconciliation:

---------------------------------------------------------------------
Year Ended December 31            1996           1995           1994
---------------------------------------------------------------------
U.S. statutory income tax rate    35.0%          35.0%          35.0%
Decrease resulting from:
   Reversal of prior provisions     --             --           (2.0)
  Other                           (1.0)          (2.5)          (2.2)
---------------------------------------------------------------------
Effective income tax rate         34.0%          32.5%          30.8%
=====================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:

--------------------------------------------------------------------
December 31                                      1996           1995
--------------------------------------------------------------------
Deferred tax assets                          $ 30,045       $ 26,231
--------------------------------------------------------------------
Deferred tax liabilities
  Depreciation                               $ 50,000       $ 62,000
  Foreign liabilities pending settlements      20,000         20,000
  Undistributed affiliate earnings              1,352          1,352
  Other                                        31,933         23,399
--------------------------------------------------------------------
                                             $103,285       $106,751
====================================================================

Cash payments for income taxes were $139 million, $126 million and $109 million in 1996, 1995 and 1994, respectively.

STOCKHOLDERS' EQUITY

Changes in common stock and additional paid-in capital accounts are summarized as follows:

-----------------------------------------------------------------------
                                                             Additional
                                            Common Stock        Paid-In
                                         Shares      Amount     Capital
-----------------------------------------------------------------------
Balance at
  December 31, 1993                    71,817,996    $71,818   $107,268
Exercise of stock options,
  net of shares exchanged                 206,524        207      3,129
Tax benefit from early
  disposition of stock
  by optionees                                 --         --      2,270
-----------------------------------------------------------------------
Balance at
  December 31, 1994                    72,024,520     72,025    112,667
Exercise of stock options,
  net of shares exchanged                  84,957         84        400
Tax benefit from early
  disposition of stock
  by optionees                                 --         --        580
-----------------------------------------------------------------------
Balance at
  December 31, 1995                    72,109,477     72,109    113,647
Exercise of stock options,
  net of shares exchanged                 345,574        346      1,357
Tax benefit from early
  disposition of stock
  by optionees                                 --         --      6,220
-----------------------------------------------------------------------
Balance at
  December 31, 1996                    72,455,051    $72,455   $121,224
=======================================================================

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


36 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

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

The Company has repurchased shares of its common stock as follows:

-----------------------------------------------------------------
                                     Number of
Year                                    Shares             Cost
-----------------------------------------------------------------
1996                                 3,337,100         $191,720
1995                                 2,778,000         $164,816
1994                                 4,183,900         $232,279

Changes in the cumulative translation adjustment account are as follows:

-----------------------------------------------------------------------------
Year Ended December 31                    1996          1995            1994
-----------------------------------------------------------------------------
Balance at beginning of year          $(23,179)     $(25,222)       $(54,563)
Translation adjustments and
  gains and losses from
  hedging transactions                  40,243         2,043          29,341
-----------------------------------------------------------------------------
Balance at end of year                 $17,064      $(23,179)       $(25,222)
=============================================================================

The increase in the cumulative translation adjustment in 1996 was primarily due to the weakening of the U.S. dollar against the British pound sterling. The 1995 and 1994 increase in the cumulative translation adjustment account was principally due to the effect of the weakening U.S. dollar in relation to the currencies of the various foreign countries in which the Company operates.

STOCK OPTIONS

In May 1993 the stockholders adopted the 1993 Employee Stock Compensation Plan for officers and other key employees, authorizing the issuance of 2 million shares of the Company's common stock upon exercise of incentive stock options, non-qualified stock options or other stock-based awards. The Plan replaced the 1984 Plan which expired in May 1994. Under the Plan, options are granted at the market value at date of grant, become exercisable over periods of one to five years after grant and expire 10 years from the date of grant.

The following summarizes the changes in options under the Plans:

----------------------------------------------------------------------
                                   Shares            Weighted Average
                             Under Option              Exercise Price
----------------------------------------------------------------------
Outstanding at
  December 31, 1994             1,850,637                      $39.47

Granted                           309,030                       59.71
Exercised                         (98,280)                      15.29
Terminated                        (14,319)                      61.94
----------------------------------------------------------------------

Outstanding at
  December 31, 1995             2,047,068                       43.53

Granted                           260,610                       74.94
Exercised                        (529,039)                      26.26
Terminated                        (77,883)                      67.64
----------------------------------------------------------------------
Outstanding at
  December 31, 1996             1,700,756                      $52.61
======================================================================

Currently Exercisable           1,186,170                      $45.24
======================================================================

Options outstanding at December 31, 1996, expire from December 5, 1997, to August 26, 2006. A total of 1.4 million shares are reserved for future grants as of December 31, 1996.

The following table summarizes information concerning outstanding and exercisable options at December 31, 1996:

------------------------------------------------------------------------
Range of Exercise Prices         $10-$25         $26-$50         $51-$80
------------------------------------------------------------------------
Options Outstanding:
Weighted Average
  Remaining
  Contractual Life              2.8 yrs.        5.0 yrs.        8.3 yrs.
Weighted Average
  Exercise Price                  $17.73          $40.71          $69.37
Number                           441,795         198,896       1,060,065

Options Exercisable:
Weighted Average
  Exercise Price                  $17.73          $40.71          $69.17
Number                           441,795         198,896         545,479
------------------------------------------------------------------------

The weighted average fair value of options granted during 1996 and 1995 is estimated at $24.61 and $22.34 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

------------------------------------------------------------------------
                                          1996            1995
------------------------------------------------------------------------
Expected volatility                     22.80%          26.50%
Expected life in years                   6.00            5.50
Risk-free interest rate                  5.27%           7.34%
Dividend yield                            .60%            .64%
------------------------------------------------------------------------


                            GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 37

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Had compensation cost for the Company's 1996 and 1995 grants for stock-based compensation plans been recognized consistent with SFAS 123, the Company's net income and earnings per share for 1996 and 1995 would approximate the pro forma amounts below:

---------------------------------------------------------
                                          1996       1995
---------------------------------------------------------
Net income - as reported              $250,296   $295,573
Net income - pro forma                $245,788   $292,707
Earnings per share - as reported      $   3.94   $   4.52
Earnings per share - pro forma        $   3.87   $   4.48
---------------------------------------------------------

For the purpose of pro forma disclosure, the estimated compensation costs are amortized to expense over the options' vesting period, primarily three years. Therefore, because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

RETIREMENT PLANS

The Company maintains several noncontributory defined benefit pension plans covering substantially all U.S. employees. Benefits are based on total compensation, as defined, and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to meet the funding requirements of federal laws and regulations, as determined by the Company's actuary. The plans' assets are invested by an insurance company, one bank, and nine investment management companies in various commingled and segregated funds holding equities, bonds, guaranteed income contracts and cash or cash equivalents.

The Company maintains three contributory defined benefit pension plans covering substantially all U. K. employees. Benefits are based on final salary and years of credited service, reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to cover service costs to date as recommended by the Company's actuary. The plans' assets are invested by three investment management companies in funds holding U.K. and overseas equities, U.K. and overseas fixed interest securities, index linked securities, property unit trusts and cash or cash equivalents.

A summary of the components of net periodic pension cost for U.S. and U.K. pension plans is as follows:

-------------------------------------------------------------
Year Ended December 31         1996       1995       1994
-------------------------------------------------------------
Service cost                  $ 17,287    $15,290    $ 16,218
Interest cost on projected
  benefit obligation            42,838     40,614      37,855
Actual return on plan assets   (72,844)   (80,636)    (16,280)

Net amortization and deferral   19,016     31,461     (28,317)
-------------------------------------------------------------
Net pension cost              $  6,297    $ 6,729    $  9,476
=============================================================

The funded status and accrued pension cost for the U.S. pension plans are as follows:

----------------------------------------------------------
December 31                    1996       1995       1994
----------------------------------------------------------
Actuarial present value of
  accumulated plan benefits:
Vested                       $52,107    $48,041    $40,219
Non-vested                     2,712      1,540      1,241
----------------------------------------------------------
Total accumulated
  benefit obligation          54,819     49,581     41,460
Additional amounts related to
  projected salary increases  21,979     18,868     12,074
----------------------------------------------------------
Total projected
  benefit obligation          76,798     68,449     53,534
Plan assets at fair value     75,137     62,352     50,975
----------------------------------------------------------
Projected benefit obligation
  in excess of plan assets     1,661      6,097      2,559
Unrecognized net gain (loss)     683     (2,110)     3,418
Unrecognized prior
  service cost                  (459)       217       (175)
Unrecognized obligation
  at January 1, 1987,
  net of amortization         (1,261)    (1,452)    (1,643)
----------------------------------------------------------
Accrued pension cost         $   624    $ 2,752    $ 4,159
==========================================================



38 GREAT LAKES CORPORATION AND SUBSIDIARIES

The funded status and prepaid pension cost for the U.K. pension plans are as follows:

---------------------------------------------------------
December 31                    1996       1995       1994
---------------------------------------------------------
Actuarial present value
  of accumulated plan
  benefits, all vested     $474,909   $392,925   $384,140
Additional amounts
  related to projected
  salary increases           52,558     41,540     13,310
---------------------------------------------------------
Total projected benefit
  obligation                527,467    434,465    397,450
Plan assets at fair value   677,096    551,645    486,242
---------------------------------------------------------
Plan assets in excess
  of projected
  benefit obligation        149,629    117,180     88,792
Unrecognized net (gain)     (92,276)   (75,640)   (56,532)
Unrecognized prior
  service cost                9,245      9,145     10,649
---------------------------------------------------------
Prepaid pension cost       $ 66,598   $ 50,685   $ 42,909
=========================================================

Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. Assumptions used in 1996 are consistent with the prior year. In 1995 the weighted average discount rate for U.S. plans was decreased from 8.7 percent to 7.7 percent, thus increasing the 1995 year-end projected benefit obligation by approximately $9.5 million. In 1994, the weighted-average discount rate for the U.S. plans was increased from
7.5 percent to 8.7 percent thus reducing the 1994 year-end projected benefit obligation by approximately $11 million.

Weighted-average discount rates             7.7% to 8.75%
Rates of increase in compensation levels    4.8% to 6.5%
Expected long-term return on assets         9.0% to 9.5%

Supplemental defined benefit pension plans covering certain officers and directors are also maintained. These plans are non-qualified and unfunded. The pension liability associated with these plans is accrued using the same actuarial methods and assumptions as those used in the qualified U.S. plans. The cost for these plans which is included in the net pension cost shown above amounted to $1.6 million, $1.2 million and $.8 million in 1996, 1995 and 1994, respectively. The unfunded projected benefit obligation amounted to $8.1 million, $5.1 million and $4.5 million in 1996, 1995 and 1994, respectively. Benefits under these plans will be paid from general Company funds.

The Company provides no significant postretirement benefits other than pensions.

RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were approximately $64 million, $63 million and $59 million in 1996, 1995 and 1994, respectively.

INDUSTRY SEGMENTS AND FOREIGN OPERATIONS

The Company's operations consist of one dominant industry segment, chemicals and allied products.


Net sales, income before income taxes and identifiable assets by geographic areas follow:

                          -----------------------------------
                            1996         1995        1994
                          -----------------------------------
Net sales to unaffiliated
  customers:
    United States         $1,081,257   $1,062,495  $  938,214
    Foreign                1,130,447    1,298,574   1,126,794
                          -----------------------------------
                          $2,211,704   $2,361,069  $2,065,008
                          ===================================
Intercompany
  sales between
  geographic areas:
    United States         $  105,758   $  103,265  $   96,668
    Foreign                   37,841       31,924      26,418
                          -----------------------------------
                          $  143,599   $  135,189  $  123,086
                          ===================================

Income before
  income taxes:
    United States         $  173,812     $172,511  $  138,123
    Foreign                  220,854      273,905     258,279
    Earnings
      of affiliates            2,663        4,023      14,765
    Corporate
       interest expense      (18,133)     (12,566)     (8,492)
                          -----------------------------------
                          $  379,196   $  437,873  $  402,675
                          ===================================

Identifiable assets
  at year-end:
    United States         $1,165,765   $1,084,117  $  972,002
    Foreign                1,422,807    1,376,968   1,072,984
    Affiliates                72,767       72,587      66,479
                          -----------------------------------
                          $2,661,339   $2,533,672  $2,111,465
                          ===================================

Most of the Company's foreign operations are conducted by European subsidiaries or U.S. branch offices. Sales between the United States and its foreign operations are generally priced to recover cost plus an appropriate markup for profit and are eliminated in the consolidated financial statements. Identifiable assets include assets directly identified with operations, principally: accounts receivable, inventories and plant and equipment, plus an allocation of goodwill.

Export sales for 1996, 1995 and 1994 amounted to approximately $229 million, $216 million and $199 million, respectively, of which 87 percent, 86 percent and 88 percent, respectively, were outside the Western Hemisphere.




                           GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 39

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


INVESTMENT IN UNCONSOLIDATED AFFILIATES
As of December 31, 1996, the Company's investment in unconsolidated affiliates consists mainly of a 50 percent interest in KAO-Quaker, Co. Ltd., a Japanese marketer of furfural derivatives, and a preferred stock interest in Huntsman Chemical Corporation (HCC).

Effective December 29, 1994, the Company's ownership interest in HCC, a producer of polystyrene and compounded specialty plastics, was reduced from 40 percent to 17 percent when the Company elected to receive a $130 million cash dividend while HCC's other shareholder elected to receive additional shares. On March 17, 1995, the Company exchanged its remaining common stock holdings for 58,700 shares of series A cumulative preferred stock with an annual dividend rate of 14 percent. Beginning in the year 2000, the annual dividend rate will increase 1 percent per year to a maximum rate of 25 percent. The preferred shares have a face value of $59 million.

The Company's equity in earnings of unconsolidated affiliates was $2.7 million, $4 million and $20 million for 1996, 1995 and 1994, respectively. Preferred dividends from HCC amounted to $8.2 million in 1996 and 1995.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK
The carrying amounts reported in the balance sheet of cash and cash equivalents, notes payable and long-term debt do not materially differ from their fair value at December 31, 1996. The fair value of the Company's debt was estimated using a discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar borrowing arrangements.

The Company hedges certain portions of its exposure to foreign currency fluctuations in revenues and net foreign investments through the use of options and forward exchange contracts. Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions.

The Company enters into currency option contracts to hedge anticipated foreign currency transactions, primarily export sales, during the next 12 months. At December 31, 1996, the Company had outstanding option contracts with a notional value of approximately $37 million. The cost to acquire the contracts that hedge 1997 export sales was approximately $.7 million, and that amount was deferred as of December 31, 1996. Had these contracts been acquired at December 31, 1996, their cost to acquire would have been $6 million. The Company did not have any outstanding option contracts in place at December 31, 1995.

The Company uses currency swap contracts to hedge long-term intercompany loans and the related interest. The terms of the swap contracts match the loan payment terms. Swap contracts in existence at December 31, 1996, were for French francs, deutsche marks and Italian lira against the British pound sterling. The U.S. dollar equivalent of the notional amount of the contracts outstanding as of December 31, 1996, was approximately $168 million. Liquidating the position at December 31, 1996, would cost the Company approximately $1.9 million. It is the Company's intention to hold the swap contracts to maturity.

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


40 GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES

QUARTERLY RESULTS OF OPERATIONS


-----------------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)

1996

THREE MONTHS ENDED                                        MAR. 31             JUN. 30            SEPT. 30             DEC. 31
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                $536,960            $594,949            $564,355            $515,440

Operating Expenses
  Cost of products sold                                   351,223             396,101             371,531             367,172
  Selling, administrative and research expenses            68,985              72,381              70,998              67,955
-----------------------------------------------------------------------------------------------------------------------------
                                                          420,208             468,482             442,529             435,127
-----------------------------------------------------------------------------------------------------------------------------
Income from Operations                                    116,752             126,467             121,826              80,313
Equity in Earnings of Affiliates and Other Income           7,578              27,021               6,374              18,862
Interest and Other Expenses                                16,393              28,067              16,178              35,614
Minority Interest in Income of Subsidiaries                 7,615               7,263               8,477               6,390
-----------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                100,322             118,158             103,545              57,171
Income Taxes                                               34,100              40,200              35,200              19,400
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                               $ 66,222            $ 77,958            $ 68,345            $ 37,771
=============================================================================================================================
Net Income per Share                                     $   1.03            $   1.20            $   1.09            $   0.62
=============================================================================================================================
Cash Dividends Paid                                      $   .115            $    .12            $    .15            $    .15
=============================================================================================================================
Stock Price Data
  High                                                     78 5/8              69 3/8              62 7/8              57 1/2
  Low                                                      65                  61                  46 1/2              44 1/4
  Year-End Close                                                                                                       46 3/4
-----------------------------------------------------------------------------------------------------------------------------


1995

THREE MONTHS ENDED                                        MAR. 31             JUN. 30            SEPT. 30             DEC. 31
-----------------------------------------------------------------------------------------------------------------------------
Net Sales                                                $569,035            $640,851            $586,224            $564,959

Operating Expenses
  Cost of products sold                                   385,389             430,576             385,084             371,604
  Selling, administrative and research expenses            71,316              74,715              73,787              71,255
-----------------------------------------------------------------------------------------------------------------------------
                                                          456,705             505,291             458,871             442,859
-----------------------------------------------------------------------------------------------------------------------------
Income from Operations                                    112,330             135,560             127,353             122,100
Equity in Earnings of Affiliates and Other Income           6,565               7,936               5,613               9,239
Interest and Other Expenses                                 9,702              18,710              14,148              12,589
Minority Interest in Income of Subsidiaries                 7,966               8,515               8,954               8,239
-----------------------------------------------------------------------------------------------------------------------------
Income Before Income Taxes                                101,227             116,271             109,864             110,511
Income Taxes                                               32,900              37,800              35,700              35,900
-----------------------------------------------------------------------------------------------------------------------------
Net Income                                               $ 68,327            $ 78,471            $ 74,164            $ 74,611
=============================================================================================================================
Net Income per Share                                     $   1.02            $   1.20            $   1.15            $   1.15
=============================================================================================================================
Cash Dividends Paid                                      $    .10            $   .105            $   .105            $   .115
=============================================================================================================================
Stock Price Data
  High                                                     62 7/8              64 1/8              69 7/8              74 3/8
  Low                                                      56                  55 3/4              59 3/8              65 3/4
  Year-End Close                                                                                                       72
=============================================================================================================================


                            GREAT LAKES CHEMICAL CORPORATION AND SUBSIDIARIES 41

SUBSIDIARIES AND AFFILIATES

Bayrol Chemische Fabrik GmbH
Swimming Pool and Spa Products
100% Owned

Bio-Lab, Inc.
Swimming Pool and Spa Products
100% Owned

Chemische Werke LOWI Beteiligungs GmbH & Co.
Specialty Chemicals
100% Owned

Chemol RT
Chemical Trading Company
78% Owned

Four Seasons Industrial Services, Inc.
Environmental Remediation
100% Owned

Great Lakes Chemical (Europe), Ltd.
Specialty Chemicals
100% Owned

Great Lakes Chemical France S.A.
Specialty Chemicals
100% Owned

Great Lakes Chemical International, Inc.
Export Sales-FSC
100% Owned

Great Lakes Chemical Italia S.r.l.
Specialty Chemicals
100% Owned

Great Lakes Fine Chemicals, Ltd.
Manufacturer of Fine and Specialty Chemicals and Intermediates
100% Owned

KAO-Quaker Co., Ltd.
Furfural Derivatives
50% Owned

Octel Associates and
The Associated Octel Company, Limited
Fuel Additives and Specialty Chemicals
87.8% Owned

OSCA, Inc.
High-Density, Clear Fluids
100% Owned

WIL Research Laboratories, Inc.
Toxicological Testing
100% Owned

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

Harris Trust and Savings Bank
Attn: Shareholder Services
P.O. Box 755
Chicago, Illinois 60690-0755
(312) 461-2421

AUDITORS
Ernst & Young LLP
Indianapolis, Indiana

LISTINGS
New York Stock Exchange
New York, New York

Pacific Stock Exchange
Los Angeles and San Francisco, California

Ticker Symbol: GLK

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 11:00 a.m., Thursday, May 1, 1997, at the University Place Conference Center and Hotel,
850 West Michigan, Indianapolis, Indiana.

FORM 10-K AND OTHER INFORMATION
A complimentary copy of the company's 1996 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the company, please contact:

Jeffery Potrzebowski
Director, Investor Relations

or

Gregory J. Griffith
Director, Public Affairs and Administration

Great Lakes Chemical Corporation
One Great Lakes Boulevard
West Lafayette, Indiana 47906-0200
Phone: (765) 497-6100

Design: Taylor Bruce Associates, Inc.

Inside of back cover