Form 10-K, Exhibit 13
period 1997-12-31
GREAT LAKES CHEMICAL CORP
filed 1998-03-30
CIK 43362

                                                        EXHIBIT 13

                   [LOGO]  GREAT LAKES CHEMICAL CORPORATION


BUSINESS PROFILE

1997 Revenue by Business Unit
(in millions)
-------------------------------------------------------------------------------

[PIE CHART] -- $309

FLAME RETARDANTS
The world's leading producer of brominated flame retardants is now the leading supplier of antimony-based flame retardant products as well. Our customers use these synergistic products, in combination as well as independently, to reduce or eliminate the inherent flammability of a wide variety of combustible materials, such as engineered plastics, urethane foams and epoxy resins.

-------------------------------------------------------------------------------

[PIE CHART] -- $211

INTERMEDIATES AND FINE CHEMICALS
Great Lakes is leveraging its expertise in complex chemical synthesis and experience in handling specialized chemistries to become a world-leading developer and manufacturer of custom chemicals. With ISO 9000 quality manufacturing facilities on two continents, Great Lakes is well positioned to serve a growing number of customers around the globe that choose to outsource the custom manufacture of a variety of intermediates and fine chemicals.

-------------------------------------------------------------------------------

[PIE CHART] -- $245

POLYMER STABILIZERS
A broad range of stabilizing products -- from antioxidants to hindered amine light stabilizers -- enhances critical polymer performance characteristics such as heat and light resistance and color consistency. Great Lakes is also a pioneer in the development and manufacture of alternative physical forms, such as patented No Dust Blends, which satisfy market demand for additives that are easier to process and safer for employees and the environment.

-------------------------------------------------------------------------------

[PIE CHART] -- $194

SPECIALIZED SERVICES AND MANUFACTURING
The company's highly profitable, narrowly focused specialty businesses exemplify the entrepreneurial spirit that propelled Great Lakes to the forefront of the specialty chemical industry. Serving high-growth niche markets, these businesses open dynamic markets for Great Lakes' high-margin, value-added products and services.

-------------------------------------------------------------------------------

[PIE CHART] -- $352

WATER TREATMENT
Great Lakes is the premier supplier of recreational water treatment products to consumers throughout the world. The company's BioLab and Bayrol subsidiaries develop and market popular pool and spa products in North America, Europe, Australia and South Africa. In addition, Great Lakes is the world's leading producer of bromine-based water treatment chemicals used for cooling towers, municipal wastewater treatment and other specialty applications.

                  [ LOGO ]  GREAT LAKES CHEMICAL CORPORATION


FLAME RETARDANTS


                                  [ PHOTO ]


Look around any home, office or vehicle, and chances are Great Lakes flame retardant additives are hard at work, silently protecting the products consumers rely on from the destructive effects of fire. These additives are built into the plastic casings of computer monitors. They protect the circuit boards found in electronic appliances. They're part of the foams and fabrics used in furniture and automobiles, and the wiring behind walls and inside of components. As the world's leading supplier of brominated, antimony-based and other specialty flame retardants, Great Lakes helps manufacturers ensure that the products they produce are safe to use.

IN INDUSTRIES AS DIVERSE AS PLASTICS, CONSUMER ELECTRONICS, TEXTILES AND BUILDING MATERIALS, MANUFACTURERS FACE THE SAME FUNDAMENTAL CHALLENGE: FINDING A DEPENDABLE, EFFICIENT WAY TO INCORPORATE FLAME RETARDANCY AND OTHER PERFORMANCE CHARACTERISTICS INTO THEIR PRODUCTS. AS THESE PRODUCTS BECOME MORE COMPLEX, AND AS REGULATORS ESTABLISH NEW STANDARDS FOR FIRE SAFETY IN MARKETS AROUND THE WORLD, COMPANIES TURN TO GREAT LAKES AND ITS COMPREHENSIVE LINE OF FLAME RETARDANTS TO MEET THEIR HIGHLY SPECIFIC PRODUCTION REQUIREMENTS. AS THE WORLD'S LEADING MANUFACTURER OF FLAME RETARDANT COMPOUNDS, GREAT LAKES HAS THE TECHNOLOGY, GLOBAL RESOURCES AND EXPERTISE TO DEVELOP SOLUTIONS THAT OPTIMIZE PRODUCT PERFORMANCE WHILE CONTRIBUTING TO MORE EFFICIENT AND HIGHER QUALITY PROCESSING.


FLAME RETARDANTS  [ BAR CHART ]
[in millions]

93   240
94   265
95   300
96   294
97   309


After a stagnant 1996, the worldwide flame retardant market gained momentum during 1997 and approached its traditional growth levels. Increased demand from the consumer electronics and plastics industries, especially in the fourth quarter, propelled worldwide volumes of Great Lakes flame retardants to an eight percent gain over 1996. Earnings from the company's joint venture tetrabrombisphenol-A (TBBA) plant in Israel improved markedly as the facility operated well above last year's level. In addition, volumes of staple products such as pentabromodiphenyloxide (PBDPO), polydibromostyrene (PDBS), hexabromocyclododecane (HBCD) and a number of custom flame retardant compounds all surpassed 1996 levels. Despite this strong volume performance, revenues were partially constrained by price erosion in select areas that resulted from increased competition and general foreign currency weakness against the U.S. dollar.

Great Lakes continues to emphasize customer- and market-focused research and development as the key to meeting the evolving needs of its customers. These efforts have produced a variety of new products, some of which began commercialization in 1997. The company's South Arkansas plant began commercial production of BI-70, a new brominated flame retardant used in both wire and cable and light-stable packaging film applications. Sales are likewise accelerating for BZ-54, a new non-diphenyloxide (non-DPO) product for the flexible urethane market. In addition, the company successfully piloted its first non-halogenated flame retardant compound with large-scale commercial potential -- a new phosphorous-based product developed to meet a customer's specific engineering thermoplastics requirements. Commercialization of this product is slated for 1998.

The company further expanded its flame retardant product line -- and fortified its world leadership position -- when it acquired Anzon, the leading global manufacturer of antimony products. In addition to antimony trioxide, the key synergist used with halogenated flame retardants, Anzon manufactures a variety of user friendly products that eliminate dust and reduce yield loss. Anzon also boasts a robust new product pipeline, which includes its recently commercialized "super-submicron" technology that disperses additives more quickly and completely to give customers better quality and more cost-effective processing. While offering complementary products to most of the current Great Lakes customer base, the Anzon acquisition also opens new downstream markets for Great Lakes and provides a solid platform for developing new specialty chemicals.

Quality improvement represents another strong platform for growth. In 1997 the company demonstrated its commitment to meeting the high quality standards of its customers by investing in a number of quality improvement projects. These projects will ensure that Great Lakes' products lead the industry in quality and performance.

1998 OUTLOOK The market conditions that contributed to strong flame retardant volumes in the fourth quarter should provide abundant growth opportunities in 1998. The Asian financial instability, which had no measurable effect on 1997 results, in all likelihood will have an impact in 1998, the extent of which is not yet known. In any event, Great Lakes stands ready with the industry's broadest array of existing flame retardant products -- and a customer-focused approach to research, development and applications testing -- to help manufacturers meet new and stricter performance criteria. Great Lakes also anticipates increased sales to electronics manufacturers as this industry projects seven to eight percent growth in 1998. In the year ahead, Great Lakes will boost revenues and margins by capitalizing on synergies afforded by both the Anzon acquisition and the Polymer Stabilizers business unit, to provide the most comprehensive basket of high-quality polymer additives to the plastics industry. All these factors point to 1998 as a year of steady, consistent growth.

                  [ LOGO ]  GREAT LAKES CHEMICAL CORPORATION


INTERMEDIATES AND FINE CHEMICALS


                                  [ PHOTO ]


Complex chemical synthesis is often required to help products achieve their highly specialized performance characteristics. Great Lakes' fine chemicals and intermediates are key building blocks for many of the pharmaceutical products that keep consumers healthy. They work their magic in agricultural products that protect crops from insects and disease. They function as a key reactive agent in the photographic process. And Great Lakes has developed a number of end-product applications, such as a family of new bromine-based solvents for precision and electronic cleaning.

IN TODAY'S FAST-PACED MANUFACTURING ENVIRONMENT, COMPETITIVE ADVANTAGE GOES TO THOSE COMPANIES THAT CAN STREAMLINE AND ACCELERATE THE PROCESS OF DEVELOPING AND INTRODUCING NEW, HIGH QUALITY PRODUCTS. WITH INCREASING FREQUENCY, COMPANIES ARE MEETING THIS OBJECTIVE BY OUTSOURCING STRATEGIC SEGMENTS OF THE PRODUCT DEVELOPMENT PROCESS TO ORGANIZATIONS WITH THE BROAD RESOURCES AND PROVEN EXPERTISE TO MEET HIGHLY SPECIFIC REQUIREMENTS. GREAT LAKES IS FAST EMERGING AS A LEADING RESOURCE FOR PERFORMING THE COMPLEX CHEMICAL PROCESSES THAT ARE VITAL TO NEW PRODUCT DEVELOPMENT. WITH A STRONG PRESENCE IN BOTH THE UNITED STATES AND EUROPE, GREAT LAKES IS WELL EQUIPPED TO PERFORM A VARIETY OF ACTIVITIES -- FROM CREATING COMPLEX ORGANIC MOLECULES THAT MEET SPECIFIC PERFORMANCE CRITERIA, TO DEVELOPING AND PILOTING ECONOMICAL MANUFACTURING PROCESSES FOR PHARMACEUTICAL, AGROCHEMICAL AND OTHER FINISHED PRODUCTS DEVELOPED BY CUSTOMERS.


INTERMEDIATES AND FINE CHEMICALS   [ BAR CHART ]
[in millions]

93   145
94   167
95   197
96   196
97   211


Great Lakes' strategic decision to focus on those core specialty businesses that offer the best potential for high, consistent growth has changed the face of its intermediates and fine chemicals business. In 1997 Great Lakes began the process of exiting the furfural and derivatives business to concentrate on meeting growing customer demand for high-value fine chemical compounds, as well as bromine-based chemicals. As part of the company's plan to spin off its petroleum additives business, the European bromine and fine chemicals
businesses formerly managed by Octel were integrated into Great Lakes'   global
bromine and fine chemicals businesses. This more focused approach will allow the company to leverage its raw materials and technology resources to serve areas where recent performance promises a significant return on this investment.

Great Lakes built on its strong 1996 sales of bromine and bromine derivatives by meeting or exceeding its 1997 performance targets in these areas. In addition to increasing its sales of derivatives to the photographic and pharmaceutical markets, the company signed a number of new contracts with companies worldwide to perform custom research projects. Results in 1997 also reflect the successful introduction of several price increases for certain bromine derivatives and intermediates. In 1998 and beyond, this business unit should realize further enhanced margins as the company explores new bromine production strategies that will impact the company's entire range of bromine products.

The company's custom synthesis activities continue to yield significant long-term manufacturing opportunities that contribute significantly to the business unit's revenue stream. Great Lakes' Newport, Tennessee, facility is operating at optimal capacity to meet the requirements of a seven-year contract to supply one customer with DBB, a key agrochemical intermediate used in an acaricide. Full-scale production is also underway for BMA, a key intermediate used in a new AIDS drug, and for OTBN, a new intermediate used in a variety of beta-blocker drugs. Revenues should continue to increase as more agrochemical and pharmaceutical manufacturers see the benefits of outsourcing their complex intermediate and fine chemical synthesis. Great Lakes is exploiting this market opportunity by fortifying relationships with major life science customers, by making acquisitions and by developing new process technologies.

Great Lakes also made its first deliveries of its HyperSolve(TM) NPB, the first of a family of new Great Lakes solvents based on n-propyl bromide chemistry. HyperSolve, which the U.S. Environmental Protection Agency is expected to approve under its Significant New Alternatives Policy, offers a lower cost, environmentally friendly alternative to ozone depleting solvents used in precision applications such as electronics, aerospace and the military. This new technology, which is also under review by manufacturers of sealants and adhesives as a raw material solvent, leaves Great Lakes well positioned to increase its share of the more than $10 billion solvent market.

1998 OUTLOOK As Great Lakes refocuses on its core specialty chemical businesses, the Intermediates and Fine Chemicals business unit becomes an even more important ingredient in the company's formula for success. The continuing challenge is to manage our bromine resources strategically to concentrate on the highest value-added applications. We will also exploit our global manufacturing capacity and expertise to develop our niches in custom intermediate and fine chemical synthesis and to penetrate new and expanding markets.

                  [ LOGO ]  GREAT LAKES CHEMICAL CORPORATION


POLYMER STABILIZERS


                                  [ PHOTO ]


Plastics compounds gain many of their important performance characteristics from special polymer stabilizer additives such as antioxidants and UV stabilizers produced by Great Lakes. Manufacturers use them to protect a variety of products -- from car seats and steering wheels to the colorful fibers used in carpets and upholstery -- from the damaging effects of sunlight. They are incorporated into polyethylene pipes used for water and natural gas transmission to assure long-term stability. And Great Lakes' revolutionary No Dust Blends simplify manufacturing processes by compressing multiple additives into precisely calibrated granular mixtures.

LESS THAN FIVE YEARS AFTER IT ENTERED THE DYNAMIC AND FAST-GROWING POLYMER STABILIZERS BUSINESS, GREAT LAKES HAS BECOME THE WORLD'S SECOND-LARGEST SUPPLIER OF POLYMER STABILIZERS BY DEVELOPING HIGH-PERFORMANCE NEW PRODUCTS, RESPONDING TO INCREASING DEMANDS OF THE MARKET AND EXPANDING ITS GLOBAL MANUFACTURING AND DISTRIBUTION CAPABILITIES. EVEN IN THE FACE OF FIERCE COMPETITION, GREAT LAKES CONTINUES TO IMPROVE ITS MARKET SHARE BY WORKING WITH CUSTOMERS TO DEVELOP INNOVATIVE STABILIZATION SYSTEMS, BY FORMULATING CUSTOM BLENDS AND BY PROVIDING TECHNICAL SERVICE WORLDWIDE.


POLYMER STABILIZERS   [ BAR CHART ]
[in millions]

93    81
94   164
95   224
96   242
97   245


Great Lakes manufactures antioxidants, ultraviolet light stabilizers and customized additive blends in the three major polymer stabilizer markets -- Europe, North America and the Far East. These products expand the use of plastics by providing better protection against heat and light degradation and by making them cleaner to process and easier to recycle. In 1997 sales volume increased 16 percent worldwide despite severe price competition and an unusually strong U.S. dollar. Operating income rose more than 30 percent as increased volumes, more efficient manufacturing operations and other cost reduction initiatives boosted profit margins.

The company's antioxidant plant in Newport, Tennessee, enabled Great Lakes to establish a strong manufacturing base in the key North American market, which accounts for almost one-third of the worldwide volume of plastics additives.
The facility began production last year of Anox(R) 20, a high-volume, high-performance phenolic antioxidant used in polyolefins and engineering polymers. In the spring of 1998, the company will start up a second manufacturing line in Newport to produce the phenolic antioxidant Anox(R) PP-18, thereby gaining economies of scale, optimizing throughput and lowering production costs.

New product introductions are providing additional platforms for growth. Sales of UV stabilizers such as Lowilite(R) 77, Lowilite(R) 62 and Uvasil(R) 299, exceeded expectations and should continue to grow following recent approvals by large polymer manufacturers. Great Lakes' proprietary No Dust Blend (NDB) technology -- which provides a calibrated, uniform combination of high-performance additives blended into one dustless granule -- should continue its above-average growth in 1998 as an alternative to commonly used powders. These NDB compounds simplify processing, handling and storage; enhance product quality; eliminate the use of inactive binders; and reduce workers' health and safety risks.

Great Lakes plans to produce commercial quantities of another new product, a silicon-based antioxidant, whose low extractability will expand the use of plastics. The company will further extend its geographic reach through a world-scale antioxidants joint venture in Saudi Arabia, one of the fastest growing polyolefin producing countries in the world.

The company's acquisition of the Anzon antimony business provides yet another opportunity to exploit the natural synergies with the Flame Retardants business unit. Great Lakes now offers an even broader combination of high-performance polymer additives, strengthening the company's commit-ment to provide comprehensive solutions to all its customers' additive needs.

1998 OUTLOOK Growth will be driven by innovative solutions for polymer stabilization, enhanced sales and technical service, as well as further efforts to increase the company's market penetration and manufacturing presence in China, South America and other regions. Great Lakes has the solid customer relationships, global manufacturing capabilities and enhanced service support systems to increase its share of the highly competitive $1.6 billion plastics additives market.

                  [ LOGO ]  GREAT LAKES CHEMICAL CORPORATION


SPECIALIZED SERVICES AND MANUFACTURING


                                  [ PHOTO ]


Great Lakes excels in identifying niche markets that provide outlets for its value-added products. In 1997 FM-200(R) portable fire extinguishers were unveiled to protect the interiors of military vehicles and other close quarters where human safety is critical. FM-200 systems also protect valuable possessions such as the Thrust SSC supersonic car and collections of sensitive materials like digital tapes. The company's OSCA subsidiary uses specially designed marine vessels to extend its oil field services beyond the Gulf of Mexico's shelf to the deep-water market. The toxicological testing services of WIL Research help many industries develop new products that are as safe as they are effective.

THROUGH INVESTMENTS IN COMPLEMENTARY, HIGH-MARGIN BUSINESSES, GREAT LAKES LEVERAGES ITS CORE COMPETENCIES AND CAPITALIZES ON OPPORTUNITIES FOR LONG-TERM GROWTH. IN 1997 GREAT LAKES STRENGTHENED ITS SPECIALIZED SERVICES AND MANUFACTURING BUSINESS BY RETAINING ONLY THOSE BUSINESSES THAT COMPLEMENT THE COMPANY'S WELL FOCUSED SPECIALTY CHEMICAL PORTFOLIO WHILE MEETING KEY OPERATING PERFORMANCE CRITERIA. EACH OF THESE BUSINESSES RECORDED INCREASES IN BOTH SALES AND OPERATING INCOME.


SPECIALIZED SERVICES AND MANUFACTURING  [ BAR CHART ]
[in millions]

93   125
94   118
95   152
96   190
97   194


OIL FIELD SERVICES Through its OSCA, Inc. subsidiary, Great Lakes finds a unique and profitable outlet for its bromine technology. OSCA's wide product array includes bromine-based well completion, drill-in and stimulation fluids as well as ancillary services. OSCA's on-site personnel help customers increase production through such services as gravel packing, high-pressure frac packing, well stimulation and coiled tubing well intervention.

Steadily growing oil demand and declining reserves continue to fuel increased drilling activity. In 1997 OSCA bolstered its leadership position with products and services that enhance the productivity of existing oil and gas wells and contribute to the recovery of energy resources. Boosted by the strong performance of its domestic completion services division and recent investments in marine services and coiled tubing businesses, OSCA posted 18 percent revenue gains over 1996.

OSCA successfully entered the marine well services business in 1997 with a vessel designed to provide high-pressure frac packing services. In 1998 OSCA will add two more vessels that are specially designed for the challenging deep-water segment of the Gulf of Mexico. These vessels have the capacity to provide sand control, stimulation and completion fluid for five to 10 wells at a time. This floating warehouse strategy has diversified OSCA's service offerings and created pull-through sales for its down-hole tool and coiled tubing divisions.

For 1998 OSCA will apply this strategy to other key geographic regions, particularly the North Sea and Latin America. By adding these complementary services internationally, OSCA will further capitalize on its strong, vertically integrated service capabilities.

FLUORINE CHEMICALS With worldwide industry sales of $6 billion, fluorine chemicals represent a key growth platform for Great Lakes to capitalize on its core strengths in manufacturing, technology and process development. The company is implementing a specialty chemical niche market strategy with its fluorine-based compounds, FM-200(R) and HFC-32, which continue to gain worldwide recognition and acceptance for their superior performance and environmental benefits. Increased demand for both of these products boosted sales and operating income to record heights in 1997.

FM-200, an environmentally friendly fire extinguishing agent that leaves no residue, is now used in tens of thousands of total-flooding fire suppression systems around the world. In 1997 it received approval by the U.S. Environmental Protection Agency for use in portable fire extinguishers, opening new sales opportunities in applications requiring a safe, non-ozone depleting alternative to halon 1211.

FM-200's space-weight ratio and performance characteristics, combined with its unmatched safety features, make it the most successful halon replacement on the market. Because of this superior performance, FM-200 systems were selected to protect an array of high-value critical assets last year, such as historical artifacts at the Antiques Library in Cairo, the first draft of the Declaration of Independence, the U.S. Navy's new nuclear-powered air-craft carrier under construction, and the engine of Thrust SSC, a supersonic car that shattered the land-speed record. Success with Thrust SSC proves FM-200 can meet or exceed the strictest performance criteria and may lead to other opportunities in the aerospace industry.

HFC-32 is a key component of environmentally friendly refrigerant blends used in commercial refrigeration applications. With demand growing in North America and Europe, Great Lakes has the production capabilities and sales support to give major manufacturers access to the latest technology.

TOXICOLOGICAL TESTING WIL Research Laboratories, Inc. provides a broad array of interdisciplinary research and toxicological assessment services. From its recently expanded facility in Ashland, Ohio, WIL conducts critical product research and develop-ment for pharmaceutical, chemical, veterinary medical, agricultural, food and consumer products industries. This expanded capacity propelled WIL to record sales and forms a solid platform for continued growth.

1998 OUTLOOK By expanding global penetration and distribution of their customer-preferred products and services, these businesses are poised to take advantage of high growth rates in diverse specialty markets and contribute to the overall success of Great Lakes.

                  [ LOGO ]  GREAT LAKES CHEMICAL CORPORATION


WATER TREATMENT


                                  [ PHOTO ]


Pool owners may not recognize Great Lakes by name, but they know all about the pool and spa chemical products manufactured by the company's BioLab and Bayrol subsidiaries. Their patented water treatment technologies provide exceptional pool and spa maintenance results, keeping the water clear and algae free. Innovations like Smart Sticks(TM) demonstrate how improvements in formulation can make pool and spa care more easy and effective than ever. An active research and development effort is also producing an expanding range of product offerings.

AGGRESSIVE INTERNAL GROWTH INITIATIVES, COUPLED WITH EXPANDING MARKETS AND CONSISTENT GROWTH IN NEW POOL CONSTRUCTION, ARE INCREASING BUSINESS OPPORTUNITIES FOR GREAT LAKES, A LEADING GLOBAL SUPPLIER OF WATER SANITIZERS FOR RESIDENTIAL, COMMERCIAL AND INSTITUTIONAL POOLS AND SPAS AND RECREATIONAL MARKETS SUCH AS THEME PARKS. THROUGH ITS BIOLAB AND BAYROL SUBSIDIARIES, THE COMPANY HAS A STRONG PRESENCE IN THE MAJOR RECREATIONAL WATER MARKETS OF NORTH AMERICA, EUROPE, AUSTRALIA, NEW ZEALAND AND SOUTH AFRICA, WITH BRANDS SUCH AS BIOGUARD(R), OMNI(R), GUARDEX(R), HYDROTECH(R), POOL TIME(R), AQUA CHEM(R) AND BAYROL(R). IN ADDITION, GREAT LAKES IS THE WORLD'S LEADING PRODUCER OF BROMINE-BASED WATER TREATMENT CHEMICALS USED FOR COOLING TOWERS, MUNICIPAL WASTEWATER TREATMENT AND OTHER SPECIALTY APPLICATIONS.


WATER TREATMENT   [ BAR CHART ]
[in millions]

93    361
94    383
95    419
96    430
97    352


Despite unfavorable weather conditions in certain markets throughout the year, the domestic water treatment business recorded a 16 percent increase in sales, excluding the divested pool products distribution network. Tighter cost controls and improved manufacturing efficiencies also fueled a 35 percent gain in operating income over 1996. In 1997 BioLab discontinued its BCDMH manufacturing line in Lake Charles, Louisiana, and consolidated production at its Adrian, Michigan, facility, an ISO 9002 plant. In Europe, the company's Bayrol subsidiary improved operating efficiencies and reduced inventories by more than 40 percent.

BioLab received a record eight new technology and process-based patents in 1997 and filed applications for several new ones in both domestic and international markets. The company also achieved increased market penetration with several new product introductions, including Polysheen(R) Blue, Optimizer(R) and the Softswim(R) filter cleaner.

Great Lakes continued to help customers, consumers, employees and suppliers keep pace with its new products and advanced technologies by offering a number of educational seminars. With the cooperation and support of its dealer network, the company presented seminars on pool and spa maintenance to more than 25,000 consumers. In addition, it held two extensive professional conferences in the United States for its network of BioGuard Authorized Dealers, as well as additional conferences in Canada, Australia and South Africa. It also conducted 23 educational seminars covering chemical technology at locations throughout the United States. These programs are among the most comprehensive educational programs available in the industry.

The Internet is providing yet another forum for Great Lakes' water treatment business to communicate product information and advance its marketing initiatives. To reach pool and spa owners, it launched World Wide Web sites dedicated to specific product lines such as BioGuard, OMNI, Pool Time and AQUA CHEM. Visitors to these sites can find valuable pool and spa product information, promotions, product updates and tips on pool care. The BioGuard site also provides consumers access to their nearest U.S. dealer locations.

The company also redesigned several product lines, including BioGuard's SpaGuard(R) and the distributor products division's Guardex product lines, to strengthen brand recognition and accentuate specific product features. These product lines feature new packaging with an important color-coded functionality designed to enhance consumers' understanding of pool care and maintenance. Also, updated designs helped establish consumer friendly identities.

Globally, Great Lakes introduced new product lines in Australia and expanded distribution of its BioGuard products in South Africa by targeting pool builders and smaller retailers. The company also introduced its industrial water treatment compounds to pulp and paper manufacturers in several new markets, including Europe and Japan.

1998 OUTLOOK With a strong portfolio of new products, Great Lakes' worldwide water treatment business is poised to strengthen and leverage its leadership position. In the United States, approximately 140,000 new in-ground pools, 450,000 above-ground pools and 350,000 spas are added each year, creating a corresponding growth in demand for water-treatment chemicals and related products. In addition, the company's bromine-based biocides are gaining broader market acceptance as environmentally friendly solutions for commercial, industrial and household water treatment applications, as well as for applications in the pulp and paper industries. This technology will continue to be a strong focus in 1998.

Great Lakes' well established presence in important world markets gives the company a solid base from which to optimize the revenue potential for its multiple brands and related products. By building on the base of its recognized brand names, extending the applications and reach of its products, and achieving further operational efficiencies, Great Lakes expects to grow well ahead of water treatment industry averages in 1998.

FINANCIAL REVIEW


------------------------------------------------------------------------------------------------------
(in millions of dollars, except per share data)
                                                              1997     1996     1995     1994     1993
------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
  Net sales                                               $1,311.2  1,352.3  1,291.6  1,097.1    952.0
  Operating income                                        $  141.8    183.9    198.3    151.6    150.6
  Income from continuing operations
    before income taxes                                   $  117.2    184.0    200.2    169.7    166.0
  Income taxes                                            $   45.4     63.4     68.0     44.0     37.6
    Percent of income before income taxes                     38.7     34.5     34.0     25.9     22.6
  Net income from continuing operations                   $   71.8    120.6    132.2    125.7    128.4
  Net (loss) income from discontinued operations             (14.9)   129.7    163.4    153.0    144.3
------------------------------------------------------------------------------------------------------
  Total net income                                        $   56.9    250.3    295.6    278.7    272.8
    Percent of stockholders' average equity                    4.1     17.2     21.7     21.7     23.6

FINANCIAL POSITION AT YEAR-END
  Working capital                                         $  364.2    424.1    399.7    286.8    283.2
  Current ratio                                                2.2      2.5      2.4      2.3      2.5
  Capital expenditures                                    $  133.0    168.7    182.9     86.0     57.8
  Total assets                                            $2,270.4  2,352.7  2,179.9  1,810.8  1,632.8
  Long-term debt                                          $  561.5    496.2    331.2    133.1     49.0
    Percent of total capitalization                           29.1     24.4     18.9      8.8      4.3
  Stockholders' equity                                    $1,307.4  1,486.9  1,416.2  1,310.9  1,256.6
    Per share                                             $  22.18    24.13    21.92    19.48    17.63

SHARE DATA
  Basic earnings (loss) per share
    Continuing operations                                 $   1.20     1.90     2.02     1.80     1.80
    Discontinued operations                                  (0.25)    2.04     2.50     2.20     2.02
------------------------------------------------------------------------------------------------------
       Total                                              $   0.95     3.94     4.52     4.00     3.82
  Diluted earnings (loss) per share
    Continuing operations                                 $   1.19     1.89     2.00     1.79     1.78
    Discontinued operations                                  (0.25)    2.02     2.48     2.17     1.99
------------------------------------------------------------------------------------------------------
       Total                                              $   0.94     3.91     4.48     3.96     3.77
  Cash dividends per share
    Declared during year                                  $   0.63     0.57     0.44     0.39     0.35
    Paid during year                                      $   0.62     0.54     0.43     0.38     0.34
    Payout as percent of net income                           66.3     14.5      9.7      9.8      9.2
  Shares outstanding (basic)
    Average during year                                     60,041   63,539   65,364   69,659   71,329
    At year-end                                             58,944   61,613   64,604   67,297   71,275
  Stock price
    High                                                  $ 54 7/8   78 5/8   74 5/8   82       84
    Low                                                   $ 41 1/2   44 1/4   55 3/4   48 3/4   64 1/2
    At year-end                                           $ 44 7/8   46 3/4   72       57       74 5/8
------------------------------------------------------------------------------------------------------


                                          Great Lakes Chemical Corporation   19

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This annual report, including Management's Discussion and Analysis, contains both historical information and forward-looking statements. The forward-looking statements involve risks and uncertainties that could affect the Company's operations, markets, products, services, prices and factors as discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

OVERVIEW

In 1997 the Company took a number of actions to focus on its core specialty chemical businesses. Reported as discontinued operations in the accompanying financial statements is the announced spin-off of the Company's petroleum additives business (Octel) as well as several non-core and underperforming businesses--furfural and derivatives, Eastern European trading (Chemol) and environmental services--that the Company decided to exit. In addition, the Company recorded a special charge to provide for the cost associated with restructuring remaining operations, exiting certain product lines and to write down impaired assets. Also, the Company strengthened its polymer additives market position by acquiring Anzon, a producer of antimony-based flame retardants and other products.

CONTINUING OPERATIONS

The following table sets forth for the Company's continuing operations the percentage relationship to net sales of certain income statement items:



------------------------------------------------------------------
                                             1997    1996    1995
------------------------------------------------------------------
Net Sales                                   100.0%  100.0%  100.0%
Gross Profit                                 28.5    28.3    30.5
Selling and
  Administrative Expense                     10.7    11.5    11.9
Research and
  Development Expense                         3.2     3.2     3.2
Special Charge                                3.8      --      --
------------------------------------------------------------------
Operating Income                             10.8    13.6    15.4
Interest and Other Income                     2.4     4.2     2.1
Interest and Other Expense                    4.2     4.2     2.0
------------------------------------------------------------------
Income before Income Taxes                    9.0    13.6    15.5
Income Taxes                                  3.5     4.7     5.3
------------------------------------------------------------------
Net Income from
  Continuing Operations                       5.5%    8.9%   10.2%
==================================================================


RESULTS OF CONTINUING OPERATIONS -- 1997 COMPARED WITH 1996

Sales for the year amounted to $1,311 million, a decrease of $41 million from the prior year. Sales by business unit are shown in the following table (in millions):

--------------------------------------------------------------------------
                                                             Percent Inc./
                                                               (Dec.) Over
                        1997          1996           1995       Prior Year
--------------------------------------------------------------------------
                      $    %        $    %         $    %     1997    1996
--------------------------------------------------------------------------
Flame Retardants    309   24      294   22       300   23        5      (2)
Intermediates
  and Fine
  Chemicals         211   16      196   14       197   15        8      (1)
Polymer
  Stabilizers       245   19      242   18       224   17        1       8
Specialized
  Services and
  Manufacturing     194   14      190   14       152   13        2      25
Water Treatment     352   27      430   32       419   32      (18)      3
--------------------------------------------------------------------------
                  1,311  100    1,352  100     1,292  100       (3)      5
==========================================================================

On an overall basis, the increase (decrease) from the prior year results from the following (in millions):

--------------------------------------------------------------------------
                                                           1997       1996
--------------------------------------------------------------------------
Selling Prices                                            $ (23)      $  8
Volume                                                      155         86
Dispositions                                               (155)       (27)
Acquisitions                                                  9          3
Foreign Exchange                                            (27)       (10)
--------------------------------------------------------------------------
                                                          $ (41)      $ 60
==========================================================================

Flame Retardants sales were $309 million in 1997, an increase of $15 million over the $294 million reported in 1996. The acquisition of Anzon, a producer of antimony-based products, contributed about $9 million of the increase. Excluding the acquisition, the business recorded a strong volume improvement which was primarily offset by the negative effects of lower selling prices and foreign exchange as the U.S. dollar strengthened vis-a-vis the Japanese yen and the German mark. Volume for key products was strong throughout the year in U.S. and Far Eastern markets. European markets showed improvement in the latter part of the year. Selling prices, which began to soften in late 1996, remained under pressure throughout 1997. It appears that some price stabilization has occurred as selective price increases were successfully implemented in the Far East during the second half of 1997 and in Europe during the fourth quarter of 1997. Worldwide market share was maintained in a very competitive environment.

Intermediates and Fine Chemicals sales of $211 million increased $15 million over the $196 million reported in 1996. The increase results primarily from the introduction of new fine chemical products developed in collaboration with customers and the introduction of HyperSolve(TM), a bromine-based solvent. Prices and foreign exchange were small positives for the year.

Polymer Stabilizers sales amounted to $245 million as compared to $242 million recorded in the prior year. Volume improvements of about 16 percent were offset by a decline in its average selling prices of about 8 percent and unfavorable currency effects. Antioxidant volume gains led a volume expansion that was achieved across all product areas. The growth in antioxidants


20   Great Lakes Chemical Corporation
resulted from customer acceptance of new proprietary products and physical forms and expanded presence in both the U.S. and Far Eastern markets. Recent market indications suggest that price pressure is beginning to ease.

Specialized Services and Manufacturing sales were $194 million in 1997 as compared to $190 million in 1996. The 1996 amount included the sales of E/M Corporation which was sold in November 1996. Excluding the divestiture, 1997 sales increased almost 20 percent primarily due to volume improvements. Sales in the fluorine segment increased approximately 18 percent over 1996 as the FM-200(R) fire extinguishant product expanded its geographic presence and entered the marine market with a portable fire extinguisher. OSCA, our oil field services business, posted increased sales of about 18 percent as a result of meeting customer requirements for a full service supplier and by entering into the deep water well marine service market. WIL, our toxicological testing service business, sales increased approximately 27 percent due to increased utilization of its expanded facilities and changes in the type of test services provided.

Water Treatment sales totaled $352 million in 1997 compared to $430 million in the prior year. Results in 1996 included $126 million of sales related to a pool products distribution business that was sold in September, 1996. Excluding the divestiture, sales increased approximately 16 percent over the prior year. The sales gain was essentially all volume related as average selling prices improved only 1 percent while currency had a 2 percent negative effect. Volume gains were achieved in all markets except Europe. The U.S. recreational water treatment business achieved significant growth in both its branded and distributor market segments.

Gross profits for 1997 amounted to $374 million compared to $383 million in 1996. The change in gross profit from the prior year resulted from the following (in millions):


--------------------------------------------------------
Selling Price Decreases                           $ (23)
Volume Increases                                     55
Cost Increases                                      (11)
Dispositions                                        (29)
Acquisitions                                          2
Foreign Exchange                                     (3)
--------------------------------------------------------
                                                  $  (9)
========================================================

Cost increases resulted from higher cost of raw materials, primarily chlorine and energy, and increased depreciation. Capacity utilization increased in most facilities. As a percentage of sales, gross profit was 28.5 percent, a slight improvement over the 28.3 percent in the prior year.

Selling, administrative and research expenditures amounted to $182 million in 1997 compared to $199 million in 1996, a decrease of $17 million from the prior year. The reduction reflected the benefits of divestitures, $24 million, and favorable foreign exchange, $5 million, offset, in part, by cost increases including a $3 million provision for potential litigation settlements. As a percentage of sales, SAR improved about 1 percentage point amounting to approximately 14 percent for 1997. This improvement resulted from the disposition of a business that had a disproportionately high selling and administrative cost structure. Spending on research and development has remained constant as a percentage of sales over the last several years.

The special charge of $50 million in 1997 provides for, among other things, the restructuring of the Company's European water treatment business, closing a BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates plant in Arkansas, and withdrawal from a European joint venture. It is estimated that these actions will result in a pre-tax savings of approximately $3 million in 1998, primarily from depreciation.

Operating income, including the special charge, amounted to 11 percent of sales. Excluding the special charge, operating income was 15 percent of sales, a 1 percentage point improvement from the 14 percent achieved in 1996.

Interest and other income amounted to $32 million for 1997 compared to $57 million for the prior year. 1996 included a net gain of $19 million from breakup fees when NOWSCO Well Service Ltd. accepted an acquisition offer that the Company was unwilling to meet and a net gain of $13 million from the sale of the Company's subsidiary, E/M. Excluding the aforementioned items, the $7 million increase in 1997 was attributable to increased interest income, in part, related to loans to Octel to finance the acquisition of minority owners and the increased earnings of affiliates.

Interest and other expenses in both 1997 and 1996 amounted to approximately $56 million as follows (in millions):


-------------------------------------------------------------
                                                   1997  1996
-------------------------------------------------------------
Interest Expense                                    $28   $18
Amortization of Goodwill                              4     4
Environmental                                        10    11
Asset Write-off and Redundancy                       --    11
Other                                                14    12
-------------------------------------------------------------
                                                    $56   $56
=============================================================

The increase in interest expense resulted from higher borrowings related to acquisitions, capital expenditures and share repurchases. Environmental expense in both years is related to a provision for estimated remediation costs of a former plant site sold by the Company in the early 1980s.

Income taxes were $45 million, or effectively 38.7 percent of income, for 1997 compared to $63 million, or effectively 34.5 percent, for 1996. The increase in the effective rate is primarily related to the lower tax rate on the special charge of approximately 22 percent because certain charges are not expected to result in a tax benefit. Excluding the effect of this special charge, the effective tax rate was 34 percent.

Reported net income for 1997 was $72 million, or $1.19 per share, compared to $121 million, or $1.89 per share, in 1996. Excluding the after-tax effect of the special charge, $39 million, and the environmental and legal provision of $6 million and $2 million, respectively, net income amounts to $119 million, or $1.97 per share, as compared to 1996 net income of $120 million, or $1.88 per share, adjusted for after-tax effects of miscellaneous charges, gains on E/M and on the NOWSCO break-up fee.





                                          Great Lakes Chemical Corporation   21

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


RESULTS OF CONTINUING OPERATIONS -- 1996 COMPARED WITH 1995

Sales for 1996 amounted to $1,352 million compared to $1,292 million in 1995, an increase of $60 million, or 4.6 percent.

Flame Retardants sales of $294 million were approximately 2 percent short of the record performance in 1995. Even though volumes increased, reduced product prices and the negative effects of a strong dollar vis-a-vis both the Japanese yen and the German mark more than offset the volume improvement. Market demand was weak all year, particularly in automotive, wire and cable and consumer electronics. A sluggish European economy also held down customer requirements.

Intermediates and Fine Chemicals sales of $196 million were comparable with the prior year. Sales of agricultural chemicals, bromine and derivatives and fine chemicals were essentially flat following a very strong performance in 1995.

Polymer Stabilizers sales for the year increased $18 million, or approximately 8 percent, over 1995. On an overall basis, the sales improvement was attributable to volume gains as market conditions and competitive activity restricted price improvements and the effect of currency fluctuations was negative. The lower growth rate experienced by this business unit in 1996 reflected a stagnant European economy, our largest market, where total plastics output declined about 10 percent in 1996. End-use markets in North America and the Far East grew at a modest rate. The business unit improved market share outside of Europe, in part, by bringing onstream an antioxidant production facility in Newport, Tennessee, and establishing a joint venture in Korea.

Specialized Services and Manufacturing sales were $190 million in 1996 as compared to $152 million in 1995. OSCA, the Company's oil field services business, sales improved approximately 35 percent from the prior year as drilling activity in the Gulf of Mexico expanded and the business extended its presence in international markets. Fluorine chemicals sales grew approximately 25 percent as the FM-200(R) fire extinguishing product strengthened its worldwide market position.

Water Treatment sales gained $11 million primarily due to volume improvements. U.S. recreational water treatment sales posted strong growth to distributors and mass merchandisers in an average weather year. Volumes in Europe suffered due to cool weather conditions during the pool season. Competitive pressure allowed only minimal price improvements which were mostly offset by unfavorable currency effects.

Gross profits amounted to $383 million in 1996 compared to $394 million in 1995. The $11 million decline reflects the negative effects of divestitures, higher manufacturing and raw materials costs and unfavorable currency effects partially offset by increased prices and volumes.

SAR expense of $199 million increased $3 million over the prior-year period and as a percentage of sales was 15 percent, a slight decline from the prior-year period.

Interest and other income increased $30 million from 1995 primarily due to the break-up fees associated with the failed NOWSCO acquisition and the gain on the sale of E/M.

Interest and other expense increased $31 million from 1995 primarily due to provision for environmental and redundancy costs and asset write-off recorded in 1996.

Net income from continuing operations was $121 million, or $1.89 per share, compared to $132 million, or $2.00 per share in the 1995 period. The share repurchase program benefited earnings by approximately $0.02 per share.

DISCONTINUED OPERATIONS

Discontinued operations include the results of the Company's petroleum additives business, Octel, and the furfural and derivatives, Eastern European trading and environmental services businesses. Also included is a special provision of $137 million, net of income taxes, related to estimated losses on divestitures and taxes related to repatriation of earnings from Octel. The historical operating results of the Octel business which will be spun off to shareholders is reviewed below. These results may not reflect the results of operations that Octel would have achieved had Octel been a separate independent company.

1997 compared to 1996 -- Excluding special provisions, Octel reported sales of $531 million and net income of $119 million for 1997 compared to sales of $590 million and net income of $131 million for 1996. The decline in sales and earnings continues to reflect the reduction in demand for alkyl lead antiknock compound (TEL). Retail TEL volume declined about 13 percent from the prior year while price improvement averaged about 2 percent. Volume declines exceeded recent trends, in part, due to the timing of deliveries. The lower level of price improvement reflects a continued shift in the geographic mix of customers and price competition. Wholesale volumes declined by about 20 percent from 1996 because of the Mexican phaseout of leaded gasoline. This market had been served by E.I. du Pont de Nemours & Company with TEL purchased from Octel. Prices in the wholesale market improved due to contractual price escalators. The ratio between retail TELsales and wholesale TEL sales was 70/30. Operating income, as a percent of sales, was 42 percent for 1997, a decline of 1 percentage point from 1996, as Octel has been generally successful in scaling back operations in line with the decline in TEL.

1996 compared to 1995 -- Octel's net sales decreased $32 million in 1996 to $590 million from $622 million in 1995. Net income was $131 million and $149 million in 1996 and 1995, respectively. The decrease in net sales was primarily attributable to a decline in sales volumes of $48 million, which was partly offset by a price increase of $19 million. In addition, foreign exchange losses totaled $3 million. In 1996, the retail volume of TEL sold declined approximately 13 percent, which was higher than the 8 to 10 percent annual market decline experienced previously. No single factor accounted for the decline, and the Company believes it maintained its share of the worldwide retail TEL market during this period. Retail sales prices of TEL increased by approximately 4 percent in 1996 as compared to 1995, which is lower than the rate of increase in 1995. Sales of TEL on a wholesale basis increased approximately 5 percent in 1996 as compared to 1995. The ratio between the Company's retail TEL sales and wholesale TEL sales was 68/32 in 1996 as compared to 72/28 in 1995. Income declined because lower TEL volumes were only partially offset by increased sales prices.

FINANCIAL CONDITIONS AND LIQUIDITY

Cash flow from operating activities of the continuing operations amounted to $193 million compared to the $209 million generated in 1996. This cash flow, coupled with increased commercial paper borrowings of $58 million, cash provided by the discontinued operations of $64 million and use of cash and cash equivalents of $67 million, funded $133 million in plant and equipment additions, acquisitions of $91 million, share repurchases of $129 million and $38 million in dividends to shareholders.


22   Great Lakes Chemical Corporation

The Company's investment in working capital, excluding cash and cash equivalents, increased approximately $8 million. Accounts receivable increased $4 million from 1996 as a result of trade accounts receivable increasing almost $15 million due to increased sales and the acquisition of Anzon offset by a $12 million reduction in non-trade accounts receivable. Day sales outstanding in accounts receivable improved four days from 73 days to 69 days.

Inventories at December 31, 1997, were $298 million, an increase of approximately $21 million from the prior year. The increase resulted from the Anzon acquisition and a planned build-up in the polymer stabilizer business to meet anticipated demand. Inventory turnover at 3.3 times per year improved slightly from the prior year.

Accounts payable and accrued liabilities increased $49 million from the prior year due, in part, to liabilities related to the special charge and amounts due on stock repurchases.

Spending on plant and equipment in 1997 amounted to $133 million, compared to $169 million in 1996. In 1997 the emphasis on capital projects shifted from capacity expansion and additions toward projects to improve infrastructure and efficiency, primarily the LINX enterprise-wide computer support system project. In 1997 capital approval for capacity expansions amounted to about 30 percent, down from 45 percent in 1996. Over the two years, projects for capacity maintenance, cost savings and safety and regulatory accounted for about 20 percent, 10 percent and 7 percent, respectively. Capital spending in 1998 is expected to total about $150 million with a distribution pattern similar to 1997.

Capital spending on environmental projects was $4 million in 1997 compared to $12 million in 1996. Capital requirements in 1998 for environmental-related projects is estimated to be about the same as 1997.

The Company utilizes commercial paper borrowings as its primary source of external financing which, because of its predictably strong cash flows, substantially reduces its cost of debt. Commercial paper borrowings at December 31, 1997, amounted to $530 million compared to $467 million at December 31, 1996. At December 31, 1997, debt to total capitalization was 29 percent compared to 24 percent at December 31, 1996. The Company has a $600 million credit facility with various banks. The credit facility provides back-up to the Company's $600 million commercial paper program. The Company's senior debt rating is A/A2 and its commercial paper rating is A1/P1. These ratings were lowered due to the pending spin-off of Octel and the announced divestitures. The spin-off will also require a renegotiation of the credit facility.

Stockholders' equity was $1.3 billion, or $22.18 per share, at December 31, 1997, compared to $1.5 billion, or $24.13 per share, at December 31, 1996.

Dividends declared increased for the 25th consecutive year totaling $38 million, compared with $36 million in the prior year. On a per-share basis, dividends declared of $0.63 per share were increased 11 percent over the $0.57 per share declared in 1996.

In 1997 the Company purchased 2.8 million shares of its stock for a total cost of $129 million under share repurchase authorization by the Board of Directors. The average price per share of the stock purchased was $46.17. During the four-year period ended December 31, 1997, the Company repurchased
13.1 million shares at a cost of approximately $717 million, or $54.83 per share. As of December 31, 1997, management is authorized to repurchase an additional 6.5 million shares. Management intends to repurchase additional shares as market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the translation of foreign currency-denominated financial statements into U.S. dollars. The change in the cumulative translation adjustment decreased stockholders' equity by $70 million in 1997. The decrease primarily related to the strength of the U.S. dollar against most European currencies. Approximately 50 percent of the Company's net assets are in Europe.

OTHER MATTERS

Spin-Off Of Petroleum Additives Business
On July 16, 1997, the Company's Board of Directors approved a plan to spin off its petroleum additives business, establishing a new independently traded public Company (Octel). The Company created by the spin-off will consist of the Company's tetraethyl lead antiknock compounds business and its non-lead petroleum additives businesses.

As part of the process to affect the spin-off, Chevron Chemical Company's (Chevron) 10.65 percent interest in Octel was redeemed in November 1997 at a cost of approximately $117 million.

Current plans call for Octel to raise approximately $450 million through borrowings in the public and private sector prior to the spin-off. A portion of the proceeds will be used to repay Great Lakes' advances related to the acquisition of the Chevron interest with the remainder of the proceeds, plus available cash from Octel, less taxes and transaction costs, distributed to Great Lakes in the form of a special distribution of roughly $300 million. It is anticipated that the debt will mature over eight years and have an average interest cost of 9.5 percent. This level of debt will result in Octel having debt to total capitalization of about 60 percent at the time of the spin.

The transaction will be carried out in the form of a tax-free distribution to Great Lakes shareholders of shares in Octel, and it is expected to be completed during the first half of 1998. The transaction is subject to receipt of a favorable ruling from the Internal Revenue Service and final approval by Great Lakes' Board of Directors of the structure and financing of the new Company.

Dispositions
In December 1997 the Board of Directors approved a comprehensive restructuring plan including exiting the furfural and derivatives, Eastern European trading and environmental services businesses. A pre-tax charge of $145 million, $96 million after income taxes, was recorded in connection with these actions. The Company expects to affect the dispositions during 1998 and anticipates realizing approximately $150 million in cash.

Acquisitions
On November 3, 1997, the Company completed the acquisition of Cookson Group plc's global antimony products business, Anzon, for $90 million. Anzon is a global producer of antimony-based components for use as flame retardants.

Market Risks
The Company's operations are exposed to changes in foreign currency exchange and interest rates primarily in its cash, debt and foreign currency transactions. Derivative instruments, including swaps, forward contracts and options, are used to manage certain of these exposures. The derivative instruments utilized by the Company in its hedging activities are considered risk management tools and are not used for trading or speculative purposes. The Company diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.


                                         Great Lakes Chemical Corporation   23

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS


International operations, including U.S. export sales, constitute a significant portion of the Company's revenues and identifiable assets. These operations result in a large volume of foreign currency commitment and transaction exposures and foreign currency net asset exposures. Since the Company manufactures its products in a number of locations around the world, principally North America and Europe, it has a cost base that is diversified over a number of different currencies which mitigates, in part, its currency transaction risk. Management of foreign currency exposure is coordinated at the corporate headquarters level, and exposures that are not offset are hedged. The Company forecasts foreign-currency-denominated cash flow for 12-month periods and aggregates these flows by currency to determine the amount of exposure. Hedging decisions are made based on the amount of exposure and the near-term outlook for each currency. The Company's policy is to hedge approximately 60-80 percent of key currencies using forward or option contracts. Hedges are set to mature coincident with the estimated timing of the underlying transactions. The Company currently does not hedge foreign currency net asset positions; however, by borrowing in local currency, it reduces such exposure. Considering the Company's operating profile, a uniform 10 percent change in the value of the dollar from December 31, 1997, would result in approximately a $1 million change in annual net income. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and does not factor in any potential changes in sales levels or local currency prices which may result from changes in exchange rates.

Currently, commercial paper is the primary source of external financing which exposes the Company to changes in short-term interest rates. The Company monitors interest rate trends for volatility. The Company presently does not hold interest rate derivative contracts against its debt portfolio. Based on the commercial paper balance outstanding at December 31, 1997, a hypothetical 1 percentage point change in interest rates for a one-year period would change net income by $3 million. The sensitivity does not consider any effect a change in interest rates would have on overall economic activity nor management actions to mitigate the impact of interest rate changes.

Environmental
The Company's operations, like those of most companies which use or make chemicals, are subject to various laws and regulations relating to maintaining or protecting the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Spending for environmental compliance, including expenditures associated with waste minimization and pollution prevention programs, amounted to approximately $40 million in 1997 and about $47 million in 1996. These amounts include approximately $4 million and $12 million for capital equipment in 1997 and 1996, respectively. Spending for environmental compliance is anticipated to be in the $45 million range in 1998.

The Company is a party to several proceedings and lawsuits involving environmental matters, including being named as defendant, respondent or a potentially responsible party, together with other companies, under CERCLA, and similar state laws, in which recovery is sought for the cost of cleanup of contaminated manufacturing and waste disposal sites. Due to the prevailing practices of manufacturing facilities, waste disposal haulers and disposal facilities prior to adoption and implementation of various environmental laws and regulations, it is difficult to accurately determine the Company's liability with respect to these sites. In each such matter, the Company anticipates, although there can be no assurance, that liability, if any, will eventually be equitably apportioned among the companies found to be responsible. In most of these matters, the Company believes that its responsibility is small relative to other parties and that it may have meritorious defenses to or claims against these other parties. Based upon current regulation and the information available, management believes that adequate provisions have been made in the Company's financial statements and future costs will not have a material adverse impact on the Company's consolidated financial condition.

Inflation
Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years.

Year 2000
The Company is in the process of upgrading much of its information systems and computer hardware. The Company is also in the process of evaluating all other computer-based systems. The upgrading activities which encompass the key business processes such as sales, order entry, financial and procurement, for approximately two-thirds of the Company began in 1996 and are expected to be completed in early 1999. The evaluation of the remaining business processes and computer control systems were begun in 1997 and are expected to be completed by mid 1998. Based on progress to date, the Company does not expect the cost of its Year 2000 compliance program will be material to its business, results of operations or financial condition. The Company believes that it will be able to achieve compliance prior to the end of 1999 and does not currently anticipate any material disruption of its operations as the result of any failure by the Company to be in compliance. Although the Company is in the process of determining the degree of Year 2000 compliance of significant suppliers and customers, it does not believe that their failure to be fully compliant will materially adversely affect its business or operating results.

Future Accounting Changes
In June 1997 SFAS No. 130, "Reporting Comprehensive Income," was issued. The statement must be adopted in the first quarter of 1998. Under provisions of this statement, the Company will be required to change the financial statement presentation of comprehensive income and its components to conform to these new requirements. As a consequence of this change, certain reclassifications will be necessary for previously reported amounts to achieve the required presentation of comprehensive income.

In June 1997 SFAS No. 131, "Disclosure about Segments of an Enterprise and Related Information," was issued. Under provisions of this statement, the Company will be required to provide financial statement disclosures for operating segments, products and services and geographic areas, beginning in 1998.

In December 1997 SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was issued and is effective for the Company's 1998 fiscal year. The statement revises current disclosure requirements for employers' pensions and other retiree benefits. Implementation of these disclosure standards will not affect the Company's financial position or results of operations.



24   Great Lakes Chemical Corporation

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



/s/ Robert T. Jeffares



Robert T. Jeffares
Executive Vice President and Chief Financial Officer







REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Great Lakes Chemical Corporation and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of income and retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




/s/  Ernst & Young LLP



Indianapolis, Indiana
February 3, 1998




                                        Great Lakes Chemical Corporation    25

CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS


-------------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)

YEAR ENDED DECEMBER 31                                                                 1997        1996        1995
-------------------------------------------------------------------------------------------------------------------
NET SALES                                                                        $1,311,227  $1,352,279  $1,291,552

OPERATING EXPENSES
   Cost of products sold                                                            937,523     969,030     897,309
   Selling, administrative and research expenses                                    182,084     199,386     195,899
   Special charge                                                                    49,800          --          --
-------------------------------------------------------------------------------------------------------------------
                                                                                  1,169,407   1,168,416   1,093,208
-------------------------------------------------------------------------------------------------------------------

OPERATING INCOME                                                                    141,820     183,863     198,344

INTEREST AND OTHER INCOME                                                            31,668      56,660      27,097

INTEREST AND OTHER EXPENSES                                                          56,318      56,508      25,219
-------------------------------------------------------------------------------------------------------------------

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                               117,170     184,015     200,222

INCOME TAXES                                                                         45,400      63,400      68,000
-------------------------------------------------------------------------------------------------------------------

NET INCOME FROM CONTINUING OPERATIONS                                                71,770     120,615     132,222

NET (LOSS) INCOME FROM DISCONTINUED OPERATIONS                                      (14,825)    129,681     163,351
-------------------------------------------------------------------------------------------------------------------

NET INCOME                                                                           56,945     250,296     295,573
-------------------------------------------------------------------------------------------------------------------



RETAINED EARNINGS AT BEGINNING OF YEAR                                            1,893,104   1,678,834   1,411,890

CASH DIVIDENDS DECLARED                                                              37,581      36,026      28,629
-------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS AT END OF YEAR                                                 $1,912,468  $1,893,104  $1,678,834
===================================================================================================================

EARNINGS (LOSS) PER SHARE:
BASIC
   Continuing Operations                                                         $     1.20  $     1.90  $     2.02
   Discontinued Operations                                                            (0.25)       2.04        2.50
-------------------------------------------------------------------------------------------------------------------
                                                                                 $     0.95  $     3.94  $     4.52
-------------------------------------------------------------------------------------------------------------------

DILUTED
   Continuing Operations                                                         $     1.19  $     1.89  $     2.00
   Discontinued Operations                                                            (0.25)       2.02        2.48
-------------------------------------------------------------------------------------------------------------------
                                                                                 $     0.94  $     3.91  $     4.48
-------------------------------------------------------------------------------------------------------------------

CASH DIVIDENDS DECLARED PER SHARE                                                $     0.63  $     0.57  $     0.44
-------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.


26   Great Lakes Chemical Corporation

CONSOLIDATED BALANCE SHEETS


---------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

DECEMBER 31                                                                                        1997        1996
---------------------------------------------------------------------------------------------------------------------
ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                 $   73,673  $  141,439
   Accounts and notes receivable, less allowance of
      $5,803 and $7,321, respectively                                                           256,892     253,368
   Inventories                                                                                  298,175     276,787
   Prepaid expenses                                                                              39,806      32,356
---------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                                                         668,546     703,950
---------------------------------------------------------------------------------------------------------------------

PLANT AND EQUIPMENT                                                                             658,635     636,560

GOODWILL                                                                                        114,902      79,055

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                                         72,716      66,307

OTHER ASSETS                                                                                     29,052      32,008

NET ASSETS OF DISCONTINUED OPERATIONS                                                           726,540     834,818
---------------------------------------------------------------------------------------------------------------------
                                                                                             $2,270,391  $2,352,698
=====================================================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                          $  140,310  $  117,579
   Accrued expenses                                                                             134,547     108,529
   Income taxes payable                                                                          13,511      38,230
   Dividends payable                                                                              9,431       9,242
   Notes payable and current portion of long-term debt                                            6,557       6,284
---------------------------------------------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                                                                    304,356     279,864
---------------------------------------------------------------------------------------------------------------------

LONG-TERM DEBT, LESS CURRENT PORTION                                                            561,455     496,246

OTHER NONCURRENT LIABILITIES                                                                     28,692      27,642

DEFERRED INCOME TAXES                                                                            68,445      62,047

STOCKHOLDERS' EQUITY
   Common stock, $1 par value, authorized 200,000,000 shares,
      issued 72,572,602 and 72,455,051 shares, respectively                                      72,573      72,455
   Additional paid-in capital                                                                   123,379     121,224
   Retained earnings                                                                          1,912,468   1,893,104
   Minimum pension liability adjustment                                                          (2,543)         --
   Cumulative translation adjustment                                                            (52,855)     17,064
   Less treasury stock, at cost, 13,628,300 and 10,842,200 shares, respectively                (745,579)   (616,948)
---------------------------------------------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                                                                 1,307,443   1,486,899
---------------------------------------------------------------------------------------------------------------------
                                                                                             $2,270,391  $2,352,698
=====================================================================================================================


See notes to consolidated financial statements.


                                           Great Lakes Chemical Corporation   27

CONSOLIDATED STATEMENTS OF CASH FLOWS

--------------------------------------------------------------------------------------------------------------------
(in thousands of dollars)

YEAR ENDED DECEMBER 31                                                                 1997        1996        1995
--------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income from continuing operations                                            $71,770    $120,615    $132,222
   Adjustments to reconcile net income to net cash
      provided by operating activities:
        Depreciation and depletion                                                   69,918      61,180      57,452
        Amortization of intangible assets                                             3,770       4,164       4,799
        Deferred income taxes                                                          (500)        859       7,003
        Net (unremitted) remitted earnings of affiliates                             (1,892)     (1,085)         42
        Loss on disposition of assets                                                   313       7,577         182
        Special charge                                                               49,800          --          --
        Other                                                                        (6,847)    (11,179)       (510)
        Change in operating assets and liabilities,
           net of effects from business combinations:
             Accounts receivable                                                      1,873         962     (40,559)
             Inventories                                                            (22,297)      4,469     (63,868)
             Other current assets                                                    (7,885)     (3,575)     (7,913)
             Accounts payable and accrued expenses                                   40,524      18,810      33,724
             Income taxes and other current liabilities                             (15,896)      5,016       9,127
             Other noncurrent liabilities                                            10,342         962       2,598
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS                192,993     208,775     134,299

DISCONTINUED OPERATIONS:
   Net (loss) income                                                                (14,825)    129,681     163,351
   Change in net assets                                                              78,688     (98,076)    (52,769)
--------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                                           256,856     240,380     244,881

INVESTING ACTIVITIES
   Plant and equipment additions                                                   (132,981)   (168,661)   (182,947)
   Business combinations, net of cash acquired                                      (91,142)     (6,341)     (4,399)
   Proceeds from sale of assets                                                       1,177       2,755         334
   Other                                                                             (2,052)     23,254     (21,342)
--------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                              (224,998)   (148,993)   (208,354)

FINANCING ACTIVITIES
   Net borrowings and (repayments) under short-term credit lines                      3,644     (15,013)      1,011
   Net proceeds from and (payments) of long-term borrowings                           6,556      (8,036)     (2,399)
   Net increase in commercial paper and other long-term obligations                  58,132     175,159     209,644
   Proceeds from stock options exercised                                              2,272       7,923       1,065
   Cash dividends                                                                   (37,581)    (36,026)    (28,629)
   Repurchase of common stock                                                      (128,631)   (191,720)   (164,816)
--------------------------------------------------------------------------------------------------------------------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES                                    (95,608)    (67,713)     15,876

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                         (4,016)      1,331      (1,527)
--------------------------------------------------------------------------------------------------------------------

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                                    (67,766)     25,005      50,876


CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                      141,439     116,434      65,558
--------------------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                            $73,673    $141,439    $116,434
====================================================================================================================

See notes to consolidated financial statements.
Parentheses indicate decrease in cash and cash equivalents.


28   Great Lakes Chemical Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in thousands of dollars, except as indicated)


ACCOUNTING POLICIES

Basis of Presentation
In 1997 the Company took a number of actions that will enable it to focus on core specialty chemical operations. These include the announced spin-off of the petroleum additives business (Octel) to shareholders and the decision to exit the furfural and derivatives, Eastern European trading (Chemol) and environmental services businesses. The net assets and results of operations of these businesses are reflected in the accompanying financial statements as discontinued operations. Consolidated results of continuing operations, financial position and cash flows in the accompanying financial statements refer to the continuing specialty chemical operations of the Company.

Nature of Operations
The Company is a diversified specialty chemical company. Primary manufacturing operations are located in the United States and Europe. Principal product lines ranked in order of sales are: Water Treatment, Flame Retardants, Polymer Stabilizers, Intermediates and Fine Chemicals and Specialized Services and Manufacturing. The Company's products are sold globally. The principal markets include: Computer and Business Equipment, Consumer Electronics, Data Processing, Construction Materials, Telecommunications, Pharmaceuticals, and Pool and Spa Dealers and Distributors.

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

Use of Estimates
The preparation of the consolidated financial statements requires management to make estimates and assumptions that affect the amount reported in the financial statements and accompanying notes. Significant estimates are used in the accounting for restructuring, asset impairments and losses on discontinued operations. Actual results could differ from those estimates.

Revenue Recognition
Revenue from sales of products is recognized at the time products are shipped to the customer. Revenue from services is recognized when the services are provided to the customer.

Cash Equivalents
Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

Inventories
The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

Plant and Equipment
Plant and equipment are stated at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method.

Goodwill
Goodwill, the excess of investment over net assets of subsidiaries acquired is amortized over periods of eight to 40 years. The Company regularly evaluates the realizability of goodwill based on projected undiscounted cash flows and operating income for each business having material goodwill balances. Based on its most recent analysis, the Company believes that no impairment of goodwill exists. As of December 31, 1997, and 1996, accumulated amortization was $13 million and $11 million, respectively.

Environmental Compliance and Remediation
Environmental compliance costs include ongoing maintenance, monitoring and similar costs. Such costs are expensed as incurred. Environmental remediation costs are accrued, except to the extent costs can be capitalized, when environmental assessments or remedial efforts are probable, and the cost can be reasonably estimated. Environmental costs which improve the condition of a property as compared to the condition when constructed or acquired are capitalized.

Income Taxes
Income taxes are provided on the portion of the income of foreign affiliates that is expected to be remitted to the parent company and be taxable.

Earnings per Share
In 1997 the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the calculation of both basic and diluted earnings per share. Basic earnings per share is based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that were dilutive and outstanding during the period. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to SFAS 128 requirements.

Stock-Based Compensation
In 1996 the Company adopted Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." As allowed under SFAS No. 123, the Company has chosen to continue to account for stock-based compensation cost in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Under this opinion, compensation cost is recorded when the fair market value of the Company's stock



                                        Great Lakes Chemical Corporation    29

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

at the date of grant for fixed options exceeds the exercise price of the stock option. The Company's policy is to grant stock options at a value equal to its common stock's fair market value on the date of grant. Compensation cost for restricted stock awards is accrued over the life of the award based on the quoted market price of the Company's stock at the date of the award.

Derivative Financial Instruments
The Company uses various derivative instruments including swaps, forward contracts and options to manage certain foreign currency exposures. These instruments are entered into under the Company's corporate risk management policy to minimize exposure and are not for speculative trading purposes. Management periodically reviews the effectiveness of the use of derivative instruments.

Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Any derivative instrument designated but no longer effective as a hedge would be reported at market value and the related gains and losses would be recognized in earnings.

Derivatives that are designated as, and effective as, a hedge of firm foreign currency commitments are accounted for using the deferral method. Gains and losses from instruments that hedge firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated hedged transaction occurs. Gains and losses from instruments that hedge foreign-currency-denominated receivables, payables and debt instruments are reported in earnings and offset the effects of foreign exchange gains and losses from the associated hedged items.

ACQUISITIONS

On November 3, 1997, the Company completed the acquisition of Cookson Group plc's global antimony products business, Anzon, for $90 million including approximately $46 million of goodwill which will be amortized over a period of 40 years. Anzon is a global producer of antimony-based compounds for use as flame retardants.

In 1995 the Company completed acquisitions in the Water Treatment and Intermediates and Fine Chemicals business units at a cost of $11 million, including $6 million excess purchase price over the book value of net assets acquired.

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


           Year Ended December 31        1997        1996        1995
           Net sales               $1,376,927  $1,430,126  $1,384,624
           Net income                  73,915     123,215     139,422
           Earnings per share      $     1.23  $     1.93  $     2.11


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

DISCONTINUED OPERATIONS

During 1997 the Board of Directors approved a plan to spin off the Company's petroleum additives business to the shareholders and to exit furfural and derivatives, Eastern European trading (Chemol) and environmental services businesses. These operations are included in discontinued operations along with a special provision of $137 million net of income tax benefits of $49 million related to the estimated losses on divestitures and an income tax provision of $38 million related to the anticipated repatriation of Octel earnings.

The Octel spin-off will be affected through a tax-free distribution of shares in the new company to Great Lakes' shareholders. The transaction is subject to the receipt of a favorable tax ruling from the Internal Revenue Service and the final approval by the Great Lakes Board of Directors. Prior to the spin-off, it is anticipated that Octel will borrow approximately $450 million and use part of the proceeds to repay Great Lakes $117 million for the November 1997 acquisition of Chevron Chemical Company's interest in Octel. The remainder of the borrowing, plus available cash from Octel, less taxes and transaction costs, will be distributed to Great Lakes in the form of a special dividend of approximately $300 million. Great Lakes will contribute Octel's remaining net assets to Octel reducing Great Lakes shareholders' equity.

The Company expects the other businesses included in discontinued operations to be sold during 1998.




30    Great Lakes Chemical Corporation

Summary statements of income and financial position for the discontinued operations as a whole and Octel alone are set forth below (in millions):

Summary Statements of Income


-------------------------------------------------------------------
Year Ended December 31                          1997   1996    1995
-------------------------------------------------------------------
Total Discontinued Operations:
  Net Sales                                     $769   $866  $1,065
  Income before Income Taxes                     181    196     237
  Income Taxes                                    59     66      74
-------------------------------------------------------------------
  Income from Operations
    (Net of Taxes)                               122    130     163
  Special Provision
    (Net of Taxes)                               137     --      --
-------------------------------------------------------------------
  Net (Loss) Income from
    Discontinued Operations                     $(15)  $130  $  163
===================================================================

Petroleum Additives (Octel):
  Net Sales                                     $531   $590  $  622
  Income before Income Taxes                     177    195     221
  Income Taxes                                    58     64      72
-------------------------------------------------------------------
  Income from Operations
    (Net of Taxes)                               119    131     149
  Special Provision
    (Net of Taxes)                                41     --      --
-------------------------------------------------------------------
  Net Income                                    $ 78   $131  $  149
===================================================================


Summary Statements of Net Assets

-------------------------------------------------------------------
December 31                                            1997    1996
-------------------------------------------------------------------
Total Discontinued Operations:
  Current Assets                                     $  434  $  473
  Net Plant & Equipment                                 205     222
  Goodwill and Other Assets                             480     438
-------------------------------------------------------------------
  Total Assets                                        1,119   1,133

  Current Liabilities                                   306     151
  Other Liabilities                                      86     147
-------------------------------------------------------------------
  Net Assets                                         $  727  $  835
===================================================================

Petroleum Additives (Octel):
  Current Assets                                     $  283  $  340
  Net Plant & Equipment                                 109     115
  Goodwill and Other Assets                             434     383
-------------------------------------------------------------------
  Total Assets                                          826     838

  Current Liabilities                                   138     125
  Other Liabilities                                      78     131
-------------------------------------------------------------------
  Net Assets                                         $  610  $  582
===================================================================


SPECIAL CHARGE

In December 1997 the Board of Directors approved a series of measures designed to improve operating efficiency, responsiveness to customers and return on assets. These measures include restructuring the Company's European water treatment business, closing its BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates production plant in Arkansas, and withdrawing from a bromine production joint venture in Europe.

The consolidated statement of income for 1997 includes pre-tax charges of $50 million ($39 million after income taxes, or $0.64 per share) related to these initiatives. The components of the pre-tax charges were $2 million for employee severance costs, $2 million for facility closure costs, $5 million for joint venture withdrawal expenses and $41 million for asset write-offs.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:


------------------------------------------------------------------------------------
December 31                                                          1997       1996
------------------------------------------------------------------------------------
Cash                                                              $38,705   $ 49,651
Time deposits                                                      34,968     91,788
------------------------------------------------------------------------------------
                                                                  $73,673   $141,439
====================================================================================

INVENTORIES
The major components of inventories are as follows:

------------------------------------------------------------------------------------
December 31                                                          1997       1996
------------------------------------------------------------------------------------
Finished products                                                $217,398   $205,812
Raw materials                                                      51,984     43,498
Supplies                                                           28,793     27,477
------------------------------------------------------------------------------------
                                                                 $298,175   $276,787
====================================================================================

PLANT AND EQUIPMENT
Plant and equipment consist of the following:

------------------------------------------------------------------------------------
December 31                                                          1997       1996
------------------------------------------------------------------------------------
Land                                                             $ 19,861   $ 20,552
Buildings and land improvements                                   122,520    116,810
Equipment and
  leasehold improvements                                          871,734    848,751
Construction in progress (estimated
  additional cost to complete at
  December 31, 1997, $78,000)                                     126,502    101,502
------------------------------------------------------------------------------------
                                                                1,140,617  1,087,615
Less allowances for depreciation,
  depletion and amortization                                      481,982    451,055
------------------------------------------------------------------------------------
                                                                 $658,635   $636,560
====================================================================================




                                           Great Lakes Chemical Corporation   31

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The estimated useful lives for purposes of computing depreciation are: buildings and land improvements, 7-40 years and equipment and leasehold improvements, 2-17 years.

Maintenance and repairs charged to costs and expenses were $60 million, $63 million and $63 million for 1997, 1996 and 1995, respectively.

Rent expense for all operating leases amounted to $16 million, $19 million and $20 million for 1997, 1996 and 1995, respectively. Under long-term operating leases, minimum annual rentals are $13 million in 1998, $10 million in 1999, $9 million in 2000, $5 million in 2001 and $4 million in 2002.

DEBT

Long-term debt is summarized as follows:


----------------------------------------------------------------------
December 31                                             1997      1996
----------------------------------------------------------------------
Commercial paper, 1997 year-end
  average interest rate of 6.0%                     $529,665  $467,283
Industrial development bonds, at
  fixed and variable interest rates from
  4.0% to 7.0% at December 31, 1997
  (weighted average 4.4%) with
  maturities to May 2025                              14,185    14,185
Other                                                 22,775    20,774
----------------------------------------------------------------------
                                                     566,625   502,242
Less current portion                                   5,170     5,996
----------------------------------------------------------------------
                                                    $561,455  $496,246
======================================================================


The Company has a $600 million revolving credit agreement with nine banks which serves as a backup for the Company's commercial paper program that expires in 2001. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A1 by Standard and Poor's and P1 by Moody's.

Long-term debt matures as follows: 1998, $5 million; 1999, $3 million; 2000, $12 million; 2001, $532 million; and 2002, $3 million.

At December 31, 1997, the Company had notes payable of approximately $1 million at an interest rate of 5.9 percent.

The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines.

During 1997, 1996 and 1995, interest costs were $34 million, $24 million and $20 million, respectively, of which $6 million per year was capitalized as additional costs of equipment and leasehold improvements in connection with the expansion of physical facilities. In these years, interest payments were $34 million, $25 million and $20 million, respectively.

INCOME TAXES

The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes, a reconciliation of the U.S. statutory income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities.

Income Before Income Taxes:


---------------------------------------------------------------------------
Year Ended December 31                             1997      1996      1995
---------------------------------------------------------------------------
Domestic                                      $  79,917  $145,523  $143,583
Foreign                                          37,253    38,492    56,639
---------------------------------------------------------------------------
                                               $117,170  $184,015  $200,222
===========================================================================


Provisions for Income Taxes:

---------------------------------------------------------------------------
Year Ended December 31                             1997      1996      1995
---------------------------------------------------------------------------
Current:
  Federal                                       $32,800   $42,500   $37,100
  State                                           4,400     6,900     5,100
  Foreign                                         8,700    13,141    18,797
---------------------------------------------------------------------------
                                                 45,900    62,541    60,997
---------------------------------------------------------------------------

Deferred:
  Domestic                                       (2,800)   (2,600)    6,300
  Foreign                                         2,300     3,459       703
---------------------------------------------------------------------------
                                                   (500)      859     7,003
---------------------------------------------------------------------------
                                                $45,400   $63,400   $68,000
===========================================================================


Effective Income Tax Rate Reconciliation:


---------------------------------------------------------------------------
Year Ended December 31                             1997      1996      1995
---------------------------------------------------------------------------
U.S. statutory
  income tax rate                                  35.0%     35.0%     35.0%
Decrease resulting from:
  State income tax                                  2.4       2.5       1.7
  Depletion                                        (2.2)     (1.3)     (1.2)
  Foreign Sales Corp.                              (3.5)     (1.4)     (1.2)
  Statutory tax
     rate changes                                  (2.1)       --        --
  Special charge
     rate differential                              4.8        --        --
  Other                                             4.3      (0.3)     (0.3)
---------------------------------------------------------------------------
Effective income tax rate                          38.7%     34.5%     34.0%
===========================================================================


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.



32   Great Lakes Chemical Corporation

Components of Deferred Tax Assets and Liabilities:


---------------------------------------------------------------------
December 31                                             1997     1996
---------------------------------------------------------------------
Deferred tax assets
  Accrued expenses                                   $13,400  $10,500
  Other                                               15,400   19,000
---------------------------------------------------------------------
                                                     $28,800  $29,500
---------------------------------------------------------------------
Deferred tax liabilities
  Depreciation                                       $46,200  $44,000
  Foreign liabilities pending settlements             20,000   20,000
  Other                                               20,079   18,561
---------------------------------------------------------------------
                                                     $86,279  $82,561
=====================================================================


Cash payments for income taxes were $36 million, $73 million and $49 million in 1997, 1996 and 1995, respectively.

Statutory tax rate decreases resulted in a tax benefit in 1997 of $3 million.

STOCKHOLDERS' EQUITY

Changes in common stock and additional paid-in capital accounts are summarized as follows:




------------------------------------------------------------------------
                                                              Additional
                                           Common Stock          Paid-In
                                        Shares      Amount       Capital
------------------------------------------------------------------------
Balance at
   December 31, 1994                    72,024,520  $72,025     $112,667

Exercise of stock options,
   net of shares exchanged                  84,957       84          400
Tax benefit from early
   disposition of stock
   by optionees                                 --       --          580
------------------------------------------------------------------------
Balance at
   December 31, 1995                    72,109,477   72,109      113,647

Exercise of stock options,
   net of shares exchanged                 345,574      346        1,357
Tax benefit from early
   disposition of stock
   by optionees                                 --       --        6,220
------------------------------------------------------------------------
Balance at
   December 31, 1996                    72,455,051   72,455      121,224

Exercise of stock options,
   net of shares exchanged                 117,551      118        1,175
Tax benefit from early
   disposition of stock
   by optionees                                 --       --          980
------------------------------------------------------------------------
BALANCE AT
   DECEMBER 31, 1997                    72,572,602  $72,573     $123,379
========================================================================


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

The Company has repurchased shares of its common stock as follows:



---------------------------------------------------------------
                                       Number of
                                          Shares           Cost
---------------------------------------------------------------
1997                                   2,786,100       $128,631
1996                                   3,337,100       $191,720
1995                                   2,778,000       $164,816
---------------------------------------------------------------


Changes in the cumulative translation adjustment account are as follows:


----------------------------------------------------------------------
Year Ended December 31                      1997       1996       1995
----------------------------------------------------------------------
Balance at beginning of year            $ 17,064   $(23,179)  $(25,222)
Translation adjustments and
   gains and losses from
   hedging transactions                  (69,919)    40,243      2,043
----------------------------------------------------------------------
Balance at end of year                  $(52,855)  $ 17,064   $(23,179)
======================================================================


The 1997 change in the cumulative translation adjustment is due to the approximate 17 percent weakening of European currencies and the approximate 4 percent weakening of the British pound sterling against the U.S. dollar. The 1996 and 1995 increase in the cumulative translation adjustment account was principally due to the effect of the weakening U.S. dollar in relation to the currencies of the various foreign countries in which the Company operates.


                                        Great Lakes Chemical Corporation     33

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


EARNINGS PER SHARE

The computation of basic and diluted earnings per share is determined by dividing net income or loss as reported as the numerator, by the number of shares included in the denominator as follows:


-------------------------------------------------------------------------
Year Ended December 31                       1997        1996        1995
-------------------------------------------------------------------------
Denominator for basic
   earnings per share -
   weighted-average shares             60,041,081  63,538,759  65,364,066

Effect of dilutive securities:
   Employee stock options                 248,511     433,317     626,736
   Restricted stock                         8,045          --          --
-------------------------------------------------------------------------
Dilutive potential
   common shares                          256,556     433,317     626,736

Denominator for diluted
   earnings per share                  60,297,637  63,972,076  65,990,802
=========================================================================


Options to purchase shares of common stock of 1,070,422 in 1997, 836,308 in 1996 and 564,656 in 1995 were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares during those years, and therefore the effect would have been antidilutive.

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

The following summarizes the changes in options under the Plans:



-----------------------------------------------------------------------
                                                              Weighted-
                                                 Shares         Average
                                           Under Option  Exercise Price
-----------------------------------------------------------------------
Outstanding at December 31, 1994              1,850,637          $39.47
Granted                                         309,030           59.71
Exercised                                       (98,280)          15.29
Terminated                                      (14,319)          61.94
-----------------------------------------------------------------------
Outstanding at December 31, 1995              2,047,068           43.53
Granted                                         260,610           74.94
Exercised                                      (529,039)          26.26
Terminated                                      (77,883)          67.64
-----------------------------------------------------------------------
Outstanding at December 31, 1996              1,700,756           52.61
GRANTED                                         458,130           43.05
EXERCISED                                      (141,170)          16.82
TERMINATED                                      (98,822)          55.89
-----------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 1997              1,918,894          $52.79
=======================================================================
CURRENTLY EXERCISABLE                         1,258,619          $52.72
=======================================================================


Options outstanding at December 31, 1997, expire from March 7, 1998, to October 27, 2007. A total of 1 million shares are reserved for future grants as of December 31, 1997.

The following table summarizes information concerning outstanding and exercisable options at December 31, 1997:


--------------------------------------------------------------------
Range of Exercise Prices             $10 - $25  $26 - $50  $51 - $80
--------------------------------------------------------------------
Options Outstanding:
Weighted-Average
  Remaining
  Contractual Life                    2.1 yrs.   8.1 yrs.   7.3 yrs.
Weighted-Average
  Exercise Price                        $18.98     $42.23     $69.41
Number                                 312,025    594,547  1,012,322

Options Exercisable:
Weighted-Average
  Exercise Price                        $18.98     $40.79     $69.44
Number                                 312,025    185,067    761,527
--------------------------------------------------------------------


The weighted-average fair value of options granted during 1997, 1996 and 1995 is estimated at $13.14, $24.61 and $22.34 per share, respectively, on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


---------------------------------------------------------------------
                                            1997      1996      1995
---------------------------------------------------------------------
Expected volatility                         21.0%     22.8%     26.5%
Expected life in years                       6.5       6.0       5.5
Risk-free interest rate                     6.15%     5.27%     7.34%
Dividend yield                              1.40%     0.60%     0.64%
---------------------------------------------------------------------


Had compensation cost for the Company's 1997, 1996 and 1995 grants for stock-based compensation plans been recognized consistent with SFAS 123, the Company's net income and earnings per share for 1997, 1996 and 1995 would approximate the pro forma amounts below:


-------------------------------------------------------------------
Year Ended December 31                     1997      1996      1995
-------------------------------------------------------------------
Net income from
  Continuing Operations -
  as reported                           $71,770  $120,615  $132,222
Net income from
  Continuing Operations -
  pro forma                             $69,017  $116,107  $129,356
Diluted earnings
  per share - as reported                 $1.19     $1.89     $2.00
Diluted earnings
  per share - pro forma                   $1.15     $1.82     $1.96
-------------------------------------------------------------------




34   Great Lakes Chemical Corporation

For the purpose of pro forma disclosure, the estimated compensation costs are amortized to expense over the options' vesting period, primarily three years. Therefore, because SFAS 123 is applicable only to options granted subsequent to December 31, 1994, its pro forma effect will not be fully reflected until 1998.

RETIREMENT PLANS

The Company maintains several noncontributory defined benefit pension plans covering substantially all U.S. employees. Benefits are based on total compensation, as defined, and years of credited service reduced by social security benefits according to a plan formula. Normal retirement age is 65, but provisions are made for early retirement. The Company's funding policy is to contribute amounts to the plans to meet the funding requirements of federal laws and regulations, as determined by the Company's actuary. The plans' assets are invested by an insurance company, one bank and nine investment management companies in various commingled and segregated funds holding equities, bonds, guaranteed income contracts and cash or cash equivalents.

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

The Company provides no significant postretirement benefits other than pensions.

A summary of the components of net periodic pension cost for U.S. and U.K. pension plans is as follows:


--------------------------------------------------------------------------------------------------------
Year Ended December 31                          1997                      1996                      1995
--------------------------------------------------------------------------------------------------------
Service cost                                $  7,172                  $  5,340                  $  4,351
Interest cost on projected
   benefit obligation                          9,942                     7,598                     7,099
Actual return
   on plan assets                            (31,681)                  (12,241)                  (14,296)
Net amortization
   and deferral                               20,869                     4,910                     7,865
--------------------------------------------------------------------------------------------------------
Net pension cost                            $  6,302                  $  5,607                  $  5,019
========================================================================================================

The funded status and accrued pension cost for the U.S. and U.K. pension plans are as follows:

--------------------------------------------------------------------------------------------------------
December 31                                     1997                      1996                      1995
--------------------------------------------------------------------------------------------------------
Actual present value
   of accumulated
   plan benefits:
Vested                                       $94,513                   $80,869                   $72,066
Non-vested                                     3,168                     2,712                     1,540
--------------------------------------------------------------------------------------------------------
Total accumulated
   benefit obligation                         97,681                    83,581                    73,606
Additional amounts
   related to projected
   salary increases                           24,189                    25,059                    21,814
--------------------------------------------------------------------------------------------------------
Total projected
   benefit obligation                        121,870                   108,640                    95,420
Plan assets at fair value                    130,642                   108,007                    88,547
--------------------------------------------------------------------------------------------------------
Plan assets (over)
   under projected
   benefit obligation                         (8,772)                      633                     6,873
Unrecognized net gain                         20,145                     9,756                     4,400
Unrecognized prior
   service cost                                 (177)                     (459)                      527
Unrecognized net
   transition obligation                      (1,070)                   (1,261)                   (1,452)
Additional
   minimum liability                           5,456                     3,046                       819
--------------------------------------------------------------------------------------------------------
Accrued pension cost                          15,582                    11,715                    11,167
Estimated transfers
   from discontinued
   operations                                 (7,064)                   (7,500)                   (5,800)
--------------------------------------------------------------------------------------------------------
Net accrued
   pension cost                               $8,518                    $4,215                    $5,367
========================================================================================================


The estimated transfer represents prepaid pension cost attributable to employees who participate in the Octel retirement plans that will remain with the Company. Ultimate determination of the transfer is subject to, among other things, a final actuarial evaluation and election of the employee.

Assumptions used in determining the actuarial present value of the projected benefit obligations are set forth below. Assumptions used in 1997 are consistent with the prior year.


-----------------------------------------------------------------------
Weighted-average discount rates                           7.7% to 7.75%
Rates of increase in compensation levels                   4.8% to 5.5%
Expected long-term return on assets                        8.5% to 9.0%
-----------------------------------------------------------------------


RESEARCH AND DEVELOPMENT EXPENSES

Research and development expenses were approximately $42 million, $43 million and $41 million in 1997, 1996 and 1995, respectively.



                                         Great Lakes Chemical Corporation    35

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

INDUSTRY SEGMENTS AND FOREIGN OPERATIONS

The Company's operations consist of one dominant industry segment, chemicals and allied products.

Net sales, income before income taxes and identifiable assets by geographic areas follows:

-------------------------------------------------------------------
Year Ended December 31               1997        1996        1995
-------------------------------------------------------------------
Net sales to
  unaffiliated customers:
    United States              $  920,778  $  954,287  $  907,460
    Foreign                       390,449     397,992     384,092
-------------------------------------------------------------------
                               $1,311,227  $1,352,279  $1,291,552
===================================================================
Intercompany
  sales between
  geographic areas:
    United States              $   82,940  $   72,962  $   61,758
    Foreign                        59,536      37,841      31,934
-------------------------------------------------------------------
                               $  142,476  $  110,803     $93,692
===================================================================
Income before
  income taxes:
    United States              $  129,093  $  178,613  $  170,723
    Foreign                        13,397      22,089      41,724
    Earnings of affiliates          2,410         788         (43)
    Corporate
      interest expense            (27,730)    (17,475)    (12,182)
-------------------------------------------------------------------
                               $  117,170  $  184,015  $  200,222
===================================================================
Identifiable assets
  at year-end:
    United States              $  988,830  $  906,573  $  904,976
    Foreign                       482,305     545,000     498,421
    Affiliates                     72,716      66,307      53,882
    Discontinued
      operations                  726,540     834,818     722,653
-------------------------------------------------------------------
                               $2,270,391  $2,352,698  $2,179,932
===================================================================


Most of the Company's foreign operations are conducted by European subsidiaries or U.S. branch offices. Sales between the United States and its foreign operations are generally priced to recover cost plus an appropriate markup for profit and are eliminated in the consolidated financial statements. Identifiable assets include assets directly identified with the operations, principally: accounts receivable, inventories and plant and equipment, plus an allocation of goodwill.

Export sales for 1997, 1996 and 1995 were approximately $214 million, $226 million and $194 million, respectively, of which 89 percent, 88 percent and 86 percent, respectively, were outside the Western Hemisphere.

INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES

As of December 31, 1997, the Company's investment in unconsolidated affiliates consists mainly of a 50 percent interest in Tetrabrom Technologies, Ltd., an Israeli manufacturer of tetrabromobisphenol-A, and a preferred stock interest in Huntsman Chemical Corporation (HCC) consisting of 58,700 shares of series A cumulative preferred stock with an annual dividend rate of 14 percent. Beginning in the year 2000, the annual dividend rate will increase 1 percent per year to a maximum rate of 25 percent. The preferred shares have a face value of $59 million. The Company is a limited partner in certain low income housing investments that generate benefits in the form of tax credits.

The Company's equity in earnings of unconsolidated affiliates was $2 million and $1 million for 1997 and 1996, respectively. Preferred dividends from HCC amounted to $8 million in 1997 and 1996.

FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

The carrying amounts reported in the balance sheet of cash and cash equivalents, notes payable and long-term debt do not materially differ from their fair value at December 31, 1997. The fair value of the Company's debt was estimated using a discounted cash flow analysis based upon the Company's current incremental borrowing rates for similar borrowing arrangements.

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

The Company enters into currency option contracts to hedge anticipated foreign currency transactions during the next 12 months. At December 31, 1997, the Company had outstanding option contracts with a notional value of approximately $6 million. The cost to acquire the contracts that hedge 1998 net foreign currency transactions was approximately $1 million, and that amount was deferred as of December 31, 1997. Had these contracts been acquired at December 31, 1997, their cost to acquire would have been approximately $1 million. The Company had outstanding option contracts in place at December 31, 1996, with a notional value of approximately $37 million.

The Company uses currency swap contracts to hedge long-term intercompany loans and the related interest. The terms of the swap contracts match the loan payment terms. Swap contracts in existence at December 31, 1997, were for French francs, German marks and Italian lira against the British pound sterling. The U.S. dollar equivalent of the notional amount of the contracts outstanding as of December 31, 1997, was approximately $118 million. Liquidating the position at December 31, 1997, would have generated gains of approximately $11 million. It is the Company's intention to hold the swap contracts to maturity.

Counterparties to the currency swap agreements are major financial institutions. Credit losses from counterparty nonperformance are not anticipated.

36 Great Lakes Chemical Corporation

QUARTERLY RESULTS OF OPERATIONS

---------------------------------------------------------------------------------------------------------------
(in thousands of dollars, except per share data)
1997 - THREE MONTHS ENDED                                      Mar. 31     Jun. 30    Sept. 30     Dec. 31
---------------------------------------------------------------------------------------------------------------
Net Sales                                                     $319,618    $356,373    $309,570   $ 325,666
Operating Expenses
  Cost of products sold                                        230,753     253,794     220,508     232,468
  Selling, administrative and research expenses                 44,647      45,658      42,210      49,569
  Special charge                                                    --          --          --      49,800
---------------------------------------------------------------------------------------------------------------
                                                               275,400     299,452     262,718     331,837
---------------------------------------------------------------------------------------------------------------
Operating Income (Loss)                                         44,218      56,921      46,852      (6,171)
Interest and Other Income                                        5,915       6,501       8,368      10,884
Interest and Other Expenses                                      9,104      11,488      10,170      25,556
---------------------------------------------------------------------------------------------------------------
Income (Loss) from Continuing Operations before Income Taxes    41,029      51,934      45,050     (20,843)
Income Taxes                                                    14,700      18,800      16,000      (4,100)
---------------------------------------------------------------------------------------------------------------
Net Income (Loss) from Continuing Operations                    26,329      33,134      29,050     (16,743)
Net Income (Loss) from Discontinued Operations                  26,539      29,257      29,768    (100,389)
---------------------------------------------------------------------------------------------------------------
Net Income (Loss)                                             $ 52,868    $ 62,391    $ 58,818   $(117,132)
===============================================================================================================
Earnings (Loss) per Share:
Basic
  Continuing Operations                                       $   0.43    $   0.55    $   0.48   $   (0.28)
  Discontinued Operations                                         0.44        0.49        0.50       (1.68)
---------------------------------------------------------------------------------------------------------------
                                                              $   0.87    $   1.04    $   0.98   $   (1.96)
---------------------------------------------------------------------------------------------------------------
Diluted
  Continuing Operations                                       $   0.43    $   0.55    $   0.48   $   (0.28)
  Discontinued Operations                                         0.43        0.49        0.50       (1.68)
---------------------------------------------------------------------------------------------------------------
                                                              $   0.86    $   1.04    $   0.98   $   (1.96)
---------------------------------------------------------------------------------------------------------------
Cash Dividends Paid per Share                                 $    .15    $    .15    $    .16   $     .16
===============================================================================================================
Stock Price Data
       High                                                         50 3/4      52 7/8      54 7/8      53
       Low                                                          41 5/8      41 1/2      45 9/16     42 1/16
  Year-End Close                                                                                        44 7/8
---------------------------------------------------------------------------------------------------------------
1996 - THREE MONTHS ENDED                                      Mar. 31     Jun. 30    Sept. 30     Dec. 31
---------------------------------------------------------------------------------------------------------------
Net Sales                                                     $324,459    $394,033    $347,498   $ 286,289
Operating Expenses
  Cost of products sold                                        225,514     277,779     251,123     214,614
  Selling, administrative and research expenses                 48,685      52,656      50,668      47,377
---------------------------------------------------------------------------------------------------------------
                                                               274,199     330,435     301,791     261,991
---------------------------------------------------------------------------------------------------------------
Operating Income                                                50,260      63,598      45,707      24,298
Interest and Other Income                                        6,905      25,706       5,437      18,612
Interest and Other Expenses                                      9,052      19,994       7,299      20,163
---------------------------------------------------------------------------------------------------------------
Income from Continuing Operations before Income Taxes           48,113      69,310      43,845      22,747
Income Taxes                                                    16,600      24,200      14,400       8,200
---------------------------------------------------------------------------------------------------------------
Net Income from Continuing Operations                           31,513      45,110      29,445      14,547
Net Income from Discontinued Operations                         34,709      32,848      38,900      23,224
---------------------------------------------------------------------------------------------------------------
Net Income                                                    $ 66,222    $ 77,958    $ 68,345   $  37,771
===============================================================================================================
Earnings per Share:
Basic
  Continuing Operations                                       $   0.49    $   0.71    $   0.46   $    0.23
  Discontinued Operations                                         0.54        0.51        0.62        0.38
---------------------------------------------------------------------------------------------------------------
                                                              $   1.03    $   1.22    $   1.08   $    0.61
---------------------------------------------------------------------------------------------------------------
Diluted
  Continuing Operations                                       $   0.48    $   0.70    $   0.46   $    0.23
  Discontinued Operations                                         0.54        0.51        0.61        0.37
---------------------------------------------------------------------------------------------------------------
                                                              $   1.02    $   1.21    $   1.07   $    0.60
---------------------------------------------------------------------------------------------------------------
Cash Dividends Paid per Share                                 $   .115    $    .12    $    .15   $     .15
===============================================================================================================
Stock Price Data
  High                                                              78 5/8      69 3/8      62 7/8      57 1/2
  Low                                                               65          61          46 1/2      44 1/4
  Year-End Close                                                                                        46 3/4
---------------------------------------------------------------------------------------------------------------


                                        Great Lakes Chemical Corporation      37

CORPORATE OFFICERS


Robert B. McDonald
Chief Executive Officer and President

Robert T. Jeffares
Executive Vice President and Chief Financial Officer

L. Donald Simpson
Executive Vice President

Dennis J. Kerrison
Group Vice President

Marshall E. Bloom
Vice President, Water Treatment

David R. Bouchard
Vice President, Bromine and Bromine Derivatives

Stephen D. Clark
Vice President, Corporate R&D

Mark S. Esselman
Vice President, Human Resources

Richard R. Ferguson
Vice President, Treasurer and Asst. Secretary

Otto K. Furuta
Vice President, Purchasing and Logistics

Robert L. Hollier
Vice President, and President of OSCA, Inc.

John V. Lacci
Vice President, General Counsel

J. Larry Robertson
Vice President, LINX

Robert J. Smith
Vice President, Controller

John B. Talpas
Vice President, Manufacturing

David C. Sanders
Associate Vice President, New Product Development

Mary P. McClanahan
Corporate Secretary

Stephen E. Brewer
Asst. Treasurer



DIRECTORS


Evan Bayh  3, 5
Partner, Baker & Daniels
Attorneys-at-law
Director since 1997

William H. Congleton  1, 6
General Partner, Palmer Partners L.P.
Private investment partnership
Director since 1973

John S. Day  1, 2, 4
Vice President and Dean Emeritus, Purdue University
Director since 1975

Thomas M. Fulton  2, 3
President and Chief Executive Officer
Landauer, Inc.
Director since 1995

Martin M. Hale,  1, 4, 5, 6
Chairman of the Board of Great Lakes;
Executive Vice President
Hellman Jordan Management Company, Inc.
Investment advisors
Director since 1978

Louis E. Lataif  1, 2
Dean of the School of Management, Boston University
Director since 1995

Richard H. Leet  2, 3, 4
Retired Vice Chairman and Director
Amoco Corporation
Director since 1994

Robert B. McDonald  4, 5, 6
Chief Executive Officer and President
Director since 1994

Mack G. Nichols
President and Chief Operating Officer
Mallinckrodt Inc.
Director since February 1998

Jay D. Proops  4, 5, 6
Former Vice Chairman
The Vigoro Corporation
Director since 1996


1   Audit Committee
2   Compensation and Incentive Committee
3   Environmental, Safety and Health Committee
4   Executive Committee
5   Finance Committee
6   Succession Planning Committee


[LOGO]   [LOGO]

Economic Value Added(R) is a Registered trademark of Stern Stewart & Co. Responsible Care(R) is a registered trademark of Chemical Manufacturers Association.


38   Great Lakes Chemical Corporation

WHOLLY OWNED SUBSIDIARIES AND AFFILIATES


Bayrol Chemische Fabrik GmbH
Swimming Pool and Spa Products

Bio-Lab, Inc.
Swimming Pool and Spa Products

Great Lakes Chemical (Europe), Ltd.
Specialty Chemicals

Great Lakes Chemical France S.A.
Specialty Chemicals

Great Lakes Chemical International, Inc.
Export Sales-FSC

Great Lakes Chemical Italia S.r.l.
Specialty Chemicals

Great Lakes Fine Chemicals, Ltd.
Manufacturer of Fine and Specialty Chemicals and Intermediates

LOWI Polymer Stabilizers GmbH
Specialty Chemicals

Octel Associates and
The Associated Octel Company, Limited
Petroleum Additives

OSCA, Inc.
Oil Field Services

WIL Research Laboratories, Inc.
Toxicological Testing



SHAREHOLDER INFORMATION


TRANSFER AGENT AND REGISTRAR
The stock transfer agent and registrar for Great Lakes' stock is Harris Trust and Savings Bank. Stockholders who wish to transfer their stock, or change the name in which the shares are registered, should contact:

Harris Trust and Savings Bank
Attn: Shareholder Services
311 West Monroe Street, 11th Floor
Chicago, Illinois 60606-4607
(312) 461-6001
hearing impaired: (312) 461-5633
www.harrisbank.com

AUDITORS
Ernst & Young LLP
Indianapolis, Indiana

LISTINGS
New York Stock Exchange
New York, New York

Pacific Stock Exchange
Los Angeles and San Francisco, California

Ticker Symbol: GLK

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 11:00 a.m., Thursday, May 7, 1998, at the Harris Trust and Savings Bank, 111 West Monroe Street, 8th Floor Auditorium, Chicago, Illinois.

FORM 10-K AND OTHER INFORMATION
A complimentary copy of the company's 1997 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the company, please contact:

Jeffrey Potrzebowski
Director, Investor Relations

or

Gregory J. Griffith
Director, Public Affairs and Administration

Great Lakes Chemical Corporation
One Great Lakes Boulevard
West Lafayette, Indiana 47996-2200
Phone: (765) 497-6100
www.greatlakeschem.com