Form 10-K, Exhibit 13
period 1998-12-31
GREAT LAKES CHEMICAL CORP
filed 1999-03-31
CIK 43362

                                                                   EXHIBIT 13


                                                           1998 Annual Report

                                             Great Lakes Chemical Corporation






                                    [PHOTO]



How does Great Lakes create shareholder
value? By focusing on our customers, by
involving our people, by leveraging our
competitive strengths and by accelerating product innovation.

Great Lakes Chemical Corporation is a customer-focused supplier of innovative specialty chemical solutions. Its broad range of products includes flame retardants and other polymer additives, water treatment chemicals, performance and fine chemicals, fire extinguishants, and products and services for oil and gas drilling. The company serves customers and markets through a global network of integrated sales, production, research, technical service and distribution facilities.



                                                1   1998 Highlights

                                                2   Message to Shareholders

                                                4   Chairman's Message

                                                7   Customers First

                                                8   Review of Operations

                                                16  Great Lakes At A Glance

                                                18  Financial Contents

------------------------------------------------------------------------------




1998 Financial Highlights

(millions, except per share data)             1998         1997         1996
------------------------------------------------------------------------------
RESULTS OF OPERATIONS, INCLUDING
SPECIAL CHARGES:

   Net sales                                $1,394.3     $1,311.2     $1,352.3

   Operating income                         $   73.9     $  141.8     $  183.9

   Net income from continuing operations    $   56.4     $   71.8     $  120.6
   Net income                               $   89.0     $   56.9     $  250.3

   Diluted earnings per share from
      continuing operations                 $   0.95     $   1.19     $   1.89
   Diluted earnings per share               $   1.50     $   0.94     $   3.91

------------------------------------------------------------------------------
RESULTS OF CONTINUING OPERATIONS,
EXCLUDING SPECIAL CHARGES:

   Net sales                                $1,394.3     $1,311.2     $1,352.3

   Operating income                         $  190.4     $  191.6     $  183.9

   Net income                               $  131.2     $  110.4     $  120.6

   Diluted earnings per share               $   2.21     $   1.83     $   1.89
------------------------------------------------------------------------------


1998 Performance Highlights

[ ] Increased sales by $83 million, or 6 percent over last year, at a time when the chemical industry generated flat revenue growth.

[ ] Increased net income from continuing operations by 19 percent before special charges and discontinued operations.

[ ] Posted 8 percent sales gains in the Water Treatment business unit, or almost three times the market's growth rate.

[ ] Generated 11 percent income growth in the Performance Chemicals business unit.

[ ] Realigned our Polymer Additives research and development and sales offices to improve customer focus.

[ ] Exited the tetraethyl lead business and generated net cash of $300 million with the spin-off of Octel.

[ ] Assembled a new management team with the leadership qualities necessary to drive change deep into our business organization.

[ ] Reorganized the company's portfolio into four strategic business units.

[ ] Initiated a repositioning plan that will generate savings of $40 million annually.




------------------------------------------------------------------------------

                        [PHOTO]

                        Mark P. Bulriss, Chief Executive Officer and President


"We're bringing a new sense of urgency and accountability to the way we identify new opportunities and turn them into solutions.
 Throughout our organization, we're focusing on technology and marketing as never before and using best practices to deliver greater total value, everywhere in the world."

MESSAGE TO SHAREHOLDERS





When I arrived at Great Lakes last April, I saw an organization with tremendous potential. I liked the company's proud tradition of success, built largely on the strength of reliable, stand-alone specialty chemical businesses. I was equally impressed by the company's financial strength, and by its promising growth platforms that serve a broad range of end markets such as electronics, life sciences, water treatment, automotive and energy. But the company needed a spark - and a new vision of how to compete and win now and in the next millennium. In 1998, Great Lakes took its first important steps to turn this vision into reality. Though there's much more hard work ahead, early results indicate that our new organization has what it takes to give our shareholders the sustainable, profitable growth they expect.

In 1998, Great Lakes showed that even under tough economic conditions, our portfolio of businesses could still deliver results. This year, we faced pricing pressures in several key areas: a global economic slowdown that engulfed Asia, South America and to some extent Europe; unfavorable currency effects; and higher systems costs as we prepare for year 2000. But even as these conditions limited sales growth within the specialty chemicals sector, our total sales grew by six percent to $1.4 billion and earnings per share from continuing operations before special charges increased 21 percent from a year ago.

At the same time, we strengthened our balance sheet significantly. We used the proceeds from our successful spin-off of Octel to reduce our net debt by $380 million to just $100 million. As such, we enter 1999 with one of our industry's strongest balance sheets and with the financial flexibility we need to fund the aggressive growth initiatives already under way.

A NEW VISION   In team sports, there's a critical difference between playing to win and playing not to lose. When you play to win, you focus doggedly on a single goal. You're hungry and aggressive. You take controlled risks. You stay flexible and adjust your game plan to take advantage of emerging opportunities. You lay it all on the line - every time.

That's exactly what we're doing at Great Lakes. We've clearly established creating shareholder value as our singular goal, and we're using Economic Value Added(R) (EVA) to measure our success. At the end of the day, Great Lakes and our shareholders will win when we maximize our return on every new product we develop and every dollar we invest.

                    Our strategy for creating shareholder value centers on engaging the brain power and dedication of all our employees to create an involved and driven team focused on delivering results. We've brought a new sense of urgency and accountability to the way we identify and pursue opportunities to impact our EVA performance.

                    Equally important, we're focusing relentlessly on our customers and markets, and we're leveraging every resource we have to create solutions that meet each customer's broad and changing needs. Great companies grow with their customers and grow faster than the markets they serve. To meet this standard, we're giving customers a leading voice as we establish our research and development priorities. Every new product initiative we launch meets a defined customer need and also passes rigid financial hurdles so that our resources are concentrated on the most profitable opportunities.

                    But customer focus is important for other reasons as well. First, customers depend on our special expertise to help them clear specific hurdles they face in bringing their own new products to market. We build new molecules or create custom formulations that impart highly specific performance characteristics, and then produce these compounds to meet the customer's high quality standards and growing volume requirements. These new products in turn help us generate organic growth, the lifeblood of great companies. Second, strong customer relationships hold the key to sustainable revenue growth. Today's customers seek suppliers who can help them maintain their competitive edge by delivering value at every contact point. The better we understand each customer's business, the more effective we are in leveraging our broad product lines, global sourcing capabilities and competitive cost positions to their advantage. Outstanding performance in this area creates loyalty and helps us capture the full potential of each customer relationship. We understand fully that Great Lakes can win only if our customers are winning.



CHAIRMAN'S MESSAGE

Great Lakes entered a dynamic new era in 1998 when Mark Bulriss accepted the Board's invitation to join our company as its new chief executive officer and president. We believe Mark has the experience, drive and vision to excel in this role - and to lead the company back to sustainable growth.

Following the successful spin-off of Octel Corp., Great Lakes is once again a focused specialty chemicals company with leadership positions in solid, growing markets. Mark and his team have worked long hours to ensure that each of our businesses has the strong leadership and sound strategy in place to meet their aggressive goals for revenue growth and improved productivity.

After two years of distinguished service, former Indiana Governor Evan Bayh left our Board of Directors to focus on his new responsibilities as a United States Senator. His unique insights proved invaluable during a time of enormous change at Great Lakes.

With the transition to a new management team now virtually complete, Great Lakes is concentrating its energy on the Board's most important goal - enhancing shareholder value. I have never been more confident that the many changes under way have placed Great Lakes on track to deliver on this promise.

Sincerely,


/s/ Martin M. Hale
-------------------------------------
Martin M. Hale, Chairman of the Board

                                    [PHOTO]

Mark E. Tomkins, Senior Vice President and Chief Financial Officer



Mark Tomkins is on a mission to drive Economic Value Added(R) (EVA) deep into the organization. According to Tomkins, "EVA has proven its worth time and again as an effective formula for creating shareholder value. By taking a disciplined, focused, and even relentless approach to EVA, we'll ensure that Great Lakes shareholders receive an optimal return on every capital investment we make."


MAKING IT WORK   To help bring this vision to life, we
formed a new executive management team by melding proven
Great Lakes talent with an infusion of proven leaders with outstanding track records in the chemical industry. Beyond their commitment to hard work and personal accountability, each possesses the qualities necessary to drive change deep into their business organizations. Each senior executive is assembling the management team needed to run a global business, establish productivity targets and proactively identify additional avenues for growth.

As we build our new business model, we're paying close attention to several factors that will ultimately drive its success. First, we're creating an infrastructure to help us deliver what we promise - both internally and externally with greater speed and efficiency. Its foundation is an Enterprise Resource Planning (ERP) system that allows us to manage the company as a unified global business. It will also provide the necessary information to serve our customers more completely and expeditiously.

To jump start our push for productivity, we restructured our operations to strengthen our competitive position and enhance our long-term growth prospects. We rationalized manufacturing operations to lower production costs and protect our margins in the face of continued pricing pressures. This process also helped us identify redundancies and reduce our workforce by 10 percent. We also realigned our Polymer Additives research and development and sales offices and consolidated all European applications-based research and development into a single location. These moves will improve customer focus and facilitate the sharing of ideas and best practices.

Even as we focus on productivity as a pathway to greater profitability, we continue to assess opportunities to grow earnings through strategic acquisitions, alliances and joint ventures. Though our deep financial resources and flexible balance sheet place us in an enviable position, we will consider only those acquisition opportunities that help us expand our core businesses and advance our clearly established goals for earnings growth and higher EVA.

In the final analysis, however, our people will carry the torch for delighting our customers and maximizing shareholder value. They've accepted the challenge by rolling up their sleeves and channeling their energy toward meeting or exceeding very specific EVA performance targets. We have broadened employee involvement by removing obstacles, providing training and creating a new system that gives employees the continuous feedback they need to excel.

REACHING NEW TARGETS   Great Lakes covered a tremendous amount of ground in
1998, and we've set our sights on a new, even more ambitious set of goals for 1999 and beyond. With the foundation now firmly in place, we'll strive to boost revenues by at least 10 percent a year for the next three years. We'll improve operating margins by three percentage points during this period by focusing on operational excellence, increased productivity and aggressive management of purchasing and logistics. We'll ensure that new products are generating 30 percent of our revenues by 2001. We'll drive continuous improvement in safety, health and environmental stewardship. And we'll create opportunities for, and reward, employees who accept the challenge of making a difference.

From the outset, my goal - and the goal of our Board of Directors - has been to make Great Lakes great again. Our strategy for getting there is simple: deliver shareholder value both by harnessing and focusing the talents of our employees and by growing with our customers and markets. Executing this strategy effectively is far more challenging and something too few companies achieve. But Great Lakes can and will win. We have strong positions in dynamic growth markets. We have the right product lines and services. And we have the grit, the resiliency and the sheer determination it takes to surpass the high expectations of our shareholders, our customers and ourselves.

Sincerely,


/s/ Mark P. Bulriss
-------------------------------------
Mark P. Bulriss
Chief Executive Officer and President
March 29, 1999

Customers First.


By definition, all specialty chemical companies are customer-focused organizations. After all, we make our living developing custom compounds that meet highly specific performance requirements.
But at Great Lakes, we're taking customer focus to a new level. We're empowering our employees to add value at every contact point. Collaborating with our customers up-front so our research and development projects deliver faster and better solutions. Making technology investments that improve operations, logistics and service around the world. And adopting best practices to enhance quality and productivity. These actions show our customers - one success at a time - that we'll do whatever it takes to earn their respect and their business. And these actions send a clear signal to our shareholders that we're on track to deliver the sustainable, profitable growth they expect.

POLYMER ADDITIVES

                                    [PHOTO]

--------------------------------------------------------------------------------
"In our business, there's only one way to drive organic growth: constantly find new ways to delight our customers. We've strengthened the link between our polymer additives customers and our research and development team so that every new product initiative targets a specific market, meets a specific customer need, and moves from concept to market as quickly as possible." -C. Hugh Morton
--------------------------------------------------------------------------------

Hugh Morton, Executive
Vice President and President
Polymer Additives, and
Cheryl Crawford, Vice
President of Marketing
and Technology.


A BLUEPRINT FOR SUCCESS   Whether it's North America, Europe, Asia or the
Middle East, each market has its own unique characteristics that shape each customer's needs and expectations. That's why we work so hard to cultivate the business relationship necessary to help customers achieve their business goals. Each time we target a new market, we establish a local presence, build relationships, gather market information and turn our insights into new product and service concepts. This approach lets us respond quickly to local conditions and effectively leverage our applications knowledge and efficient manufacturing operations on a global basis. This blueprint has already paid dividends in Europe and North America, and it's helping us gain ground in dynamic markets around the world.

In 1998, we brought this blueprint to Asia to meet growing long-term demand for plastics additives used in products such as computers, business equipment and consumer electronic devices. In Korea, for example, many manufacturers emphasize that in today's tough economic environment, they must lower their operating costs to survive. We're answering the call by delivering integrated products and services that meet tough performance and cost criteria.

We're well on our way to building the foundation we need to serve this dynamic market. A customer service center in Hong Kong, linked to our Enterprise Resource Planning system, will open in early 1999 and an applications lab will open later in the year. Our joint venture manufacturing operation in Korea has clearly demonstrated success in helping customers meet ever increasing demand from the market.

Meanwhile, we're targeting the Middle East - one of the world's fastest growing markets for polyolefin production - as our next emerging growth opportunity. In 1998, we established a new joint venture company in Saudi Arabia, Gulf Stabilizers Co. Limited, that will produce and market phenolic and phosphite antioxidants for plastics, blends and special physical forms. This world scale facility will use the best-in-class technology to exceed the most demanding international quality standards.

--------------------------------------------------------------------------------

QUICK RESPONSE   Global manufacturers need suppliers who can deliver dependable, seamless service anywhere in the world. In 1998, we took several important steps to give customers the fast, responsive service they deserve. We are consolidating our 16 European customer service centers into four strategically located facilities and linking these centers through a new, Y2K compliant Enterprise Resource Planning system programmed to support the new euro. Now, every service representative will have instant online access to each customer's complete account history. Representatives can also access information on current pricing and available inventory, so customers can better manage their costs and inventory.


[PHOTO]

Ravi Shankar and Rachael
Wall, LINX applications
support representatives, review
the extensive capabilities
of our Enterprise Resource
Planning system.


THE RIGHT BLEND   For a specialty chemical company like Great Lakes, there's no greater success than developing a new concept that combines savings, convenience and safety all in one efficient package.

For years, we noticed that many customers who purchased our flame retardant compounds combined them with polymer stabilizers and other additives before engineering them into products such as polystyrene foam, computer monitors and resins. And our experience told us this was far from an ideal solution. First, there's the added nuisance of placing multiple orders from many different suppliers - an inefficient process in this age of purchasing leverage and supplier rationalization.

Then there's the host of cost and safety issues that arise when customers mix their own custom blends. Spillage and inefficient mixing can drive high materials costs even higher, while dust from these powdered compounds can result in high maintenance and housekeeping costs in addition to potentially exposing workers to health and safety risks.

Great Lakes developed its patented No Dust Blends product line, sold under the ANOX NDB(TM) trademark, to address all these problems. We're able to take the plastics additives that customers need for their specific applications, custom mix them in the precise ratios required and deliver them in a pelletized "no dust" form that is safe and easy to use. This innovative approach helps customers leverage their purchasing ability and streamline procurement and inventory management. But equally important, our line of ANOX NDB(TM) is the right blend to help customers lower their total costs while optimizing their operations.


[PHOTO]

Building strategic relationships is
vital to surpassing our customers'
requirements. Here, Ann Greskovich,
Great Lakes Sales Representative
(left), meets with Mike Burzminski,
Corporate Materials Director of RTP
Company, to discuss our broad line
of polymer additives.

--------------------------------------------------------------------------------

PERFORMANCE CHEMICALS

                                    [PHOTO]


--------------------------------------------------------------------------------
"In 1998, we reorganized our business structure to provide, on a global basis, a more diversified package of value-added products and services to the dynamic life sciences industries. Today, we are better positioned to leverage our expertise in a broad range of chemical synthesis, process development, manufacturing and toxicological testing activities to deliver superior, single-sourced solutions to our customers." -Louis M. Maresca
--------------------------------------------------------------------------------

Lou Maresca, Executive
Vice President and
President Performance
Chemicals (center);
Jim Hieserman, General
Manager Fine Chemicals
(left); and Joe Holson,
President of WIL Research
Laboratories, Inc.


INVESTING IN GROWTH   Customers are always looking for new ways to stretch
their resources. Some turn to Great Lakes to engineer a new molecule that meets specific performance criteria. Others ask us to develop and pilot economical new manufacturing processes that meet their exacting quality standards. Still others depend on us to provide additional volume of chemical intermediates they produce themselves, or take over the manufacture of these compounds so they can channel their resources elsewhere. Lately, more and more customers are tapping into our unique expertise in fluorine chemistry to help them reach the next level.

By working closely with our customers, we've developed a robust pipeline of over 40 new fluorine-based products we will introduce over the next four years. To meet growing demand for our new and existing products, we commissioned a new multipurpose facility in Arkansas that will manufacture everything from specialty fluorinated monomers to agricultural intermediates to environmentally acceptable CFC replacements. This low-cost, high-technology facility promises a positive EVA from the first day it was commissioned and gives us the flexibility and production capabilities to meet the specialty fluorine product needs of customers around the world.

We're also breaking new ground in fluorine chemistry by bringing our patented FM-200 fire suppression technology to new markets and applications where customers seek an environmentally superior alternative to traditional halogenated products. In 1998, we successfully defended our FM-200(R) patent in Europe when three of the world's largest fluorine companies challenged it on environmental grounds. Great Lakes can now accelerate the pace of our efforts to bring this high-performance technology to customers throughout Europe. Already, the world-famous Eiffel Tower in Paris has converted to an FM-200(R) fire suppression system.



--------------------------------------------------------------------------------

--------------------------------------------------------------------------------



Dean Storkan, President of
Trical, Inc. (left), one of the
largest distributors of our
agricultural products,
discusses with Gery Holloway,                      [PHOTO]
Packaging Supervisor
at our El Dorado Central
Plant, our tamper evident
shrink wrap technique, our
latest innovation to protect
the safety of our customers.



TAKING CARE   We attach "handle with care" labels to the agricultural products we produce to remind end users to take special precautions whenever they handle and use these critically important pesticides. But the sign carries additional meaning for Great Lakes as the manufacturer and product steward and for the distributors who market it. We, too, must handle these products with special care by doing everything we can to protect the health and safety of end users. To this end, we've developed a number of innovations to packaging solutions such as easy, convenient six-packs of one-and-a-half-pound cans. Each six-pack contains the right amount of Brom-O-Gas(R) to treat an entire transplant seedbed, so customers can limit their excess inventory. On another front, we're helping distributors limit their liability by attaching an electronic chip to every returnable canister we produce. That enables distributors to track every canister they sell so they can retrieve and return them.

Dean Storkan, President of Trical, Inc., a major distributor of our agricultural products, appreciates everything we do to help him manage his risk and educate his end user customers. "Great Lakes is implementing a long-term program to maintain quality and safety. This program is important to distributors and consumers alike since it ensures the continued viability of these essential products for agriculture."


              Research conducted by
              Julie Sacarias, Fluorine
[PHOTO]       Chemicals R&D Chemist,
              helps Great Lakes stay at
              the forefront of fluorine
              technology and meet growing
              world demand for its
              fluorine-based products.


TAKING CONTROL   Sometimes it's the moves you make behind the scenes that have the greatest impact on customers. Our new approach to global supply chain management is a case in point. We've integrated purchasing, logistics and customer service on a global basis so we can deliver the products our customers want, when and where they need them. On the front end, our global sourcing commodity teams are helping us fully leverage our size when procuring raw materials and supplies. To streamline logistics, we rationalized our warehouses so we can deliver combined shipments that simplify our customers' ordering and inventory management processes. And we consolidated our Customer Service
Call Centers to give customers a single point of contact for ordering, tracking, invoicing and technical support.


--------------------------------------------------------------------------------

WATER TREATMENT


                                    [PHOTO]

-------------------------------------------------------------------------------
"Even though our customers are mass merchants, professional swimming pool and spa retailers and distributors, we're never far from the consumers who use our products. That's why we work so hard to make `do-it-yourself' swimming pool and spa care a comfortable and satisfying experience. We do so by offering products that are exceptionally effective and easy to handle, and by giving all our customers and their retail consumers the information and support they need." -Marshall Bloom
-------------------------------------------------------------------------------

Larry Bloom, President and
COO (left), and Marshall
Bloom, Chairman and CEO,
of BioLab, Inc., stay close
to customers by attending
such functions as the
BioGuard Authorized Dealer
Conferences.


WHATEVER IT TAKES   Mass merchant customers rely on a time-tested business
model to succeed: sell large quantities, protect margins through highly efficient operations, and build customer loyalty by delivering service and value at every turn. BioLab maintains its leadership role as the number one supplier of swimming pool and spa products by supplying the products and programs their customers need to grow their businesses.

Each BioLab customer has available a team of experts to help them manage their swimming pool and spa programs at all levels. We provide all the necessary tools for success: strategic shipping points throughout the country, field support specialists to tailor our customers' inventories and marketing information to enhance their sales efforts in all locations.

To help drive retail purchases, we also make available to our customers a computerized water analysis system that makes it easy for consumers to determine which pool chemicals they need. In-store displays helped several customers set new sales records for pool chemicals in 1998.

Customers certainly appreciate the value we deliver. In 1998, our Recreational Water Products division earned four awards for excellence in sales, manufacturing and service from Kmart Corporation. "Kmart is pleased with the terrific performance by Recreational Water Products in 1998 and is looking for more partners like them to enhance the growth and success of Kmart in the years to come," said Larry Martin, Kmart's Divisional Vice President, Toy/Hobbies/Seasonal/Stationery.


-------------------------------------------------------------------------------

-------------------------------------------------------------------------------

EASY ACCESS   Owners of swimming pools and spas all share one common objective:
keep their maintenance time to a minimum so they can spend as much time as possible enjoying the pleasures of pool ownership. We support this goal by giving pool and spa dealers and their customers easy access to all the information they need. For our BioGuard(R) dealers, we supplement our extensive training programs with marketing materials they can use to educate retail customers about specific products. We also operate a customer service hotline that gives their customers instant access to a wide range of information - including how to troubleshoot problems. Or they can direct their consumers to our pool and spa care brand websites for information on our products, including where to find them, how to use them and how to keep water sparkling clean.


[PHOTO]

Alan Harrison, Manager
Applications Technology
(left), demonstrates a
Powder Delivery Unit to
Ken Voytell Jr., Market
Manager Industrial Water
Treatment (center), and
Glen Heedy, Vice President
Commercial & Specialties
Division. Paper mills use
Powder Delivery Units
to distribute BromiCide(R),
which recently gained
FDA clearance.



MAKING A DIFFERENCE   Pulp and paper manufacturers have long understood the
positive correlation between water quality management, operational efficiency and product quality. It can be difficult and costly, however, to control the growth of detrimental microbiological organisms during the manufacturing process. Recently, BioLab application professionals partnered with key customers to develop important new technologies that promise to significantly improve all that.

Because industrial water treatment is an applications-intensive business, BioLab technicians routinely work side by side with water treatment companies, consultants and university researchers to study how effectively biocides combat specific microorganisms, affect equipment used at various stages of the manufacturing process, and interact with other chemicals. Recently, a specialty water treatment company collaborated with our technicians at a paper mill in Canada to analyze its current water treatment process. Working together with our customer, we discovered we could significantly reduce the impact of detrimental microorganisms on the entire manufacturing process by applying measured doses of BioLab's bromine-based oxidizing biocide, BromiCide(R), at the point where incoming water enters the mill. This solution substantially reduced the need for more expensive non-oxidizing biocides later in the manufacturing process, allowing the mill to reduce its total biocide costs by over 20 percent.

Already, BioLab has received regulatory approvals to market this specialty biocide to pulp and paper manufacturers in Japan, Europe, Mexico and Canada. At the end of 1998, the U.S. Food and Drug Administration released new tolerance levels that will enable BioLab to offer BromiCide(R) to U.S. paper manufacturers as well.



[PHOTO]      Jed Olson, BioGuard Sales-
             person of the Year, discusses
             the ease and effectiveness
             of BioGuard's Accu-Scan(TM)
             Test Strip Reader with Kelly
             Reed of Contemporary
             Watercrafters, Inc., a
             BioGuard Authorized Dealer.

-------------------------------------------------------------------------------

ENERGY SERVICES AND PRODUCTS


                                    [PHOTO]

------------------------------------------------------------------------------
"Energy Services is a tough, demanding business. But there are three sure-fire ways to earn customer goodwill. You can find new ways to lower their costs, deliver value through innovative solutions and products, and provide best-in-class service on a consistent basis. We're building a name for ourselves by doing all three." -Robert L. Hollier
------------------------------------------------------------------------------

Robert Hollier, Chief
Executive Officer and
President of OSCA, Inc.,
Great Lakes' oil field
services subsidiary.


GOING DEEP   Until recently, energy companies confined their drilling activity in the Gulf of Mexico to a narrow band within 75 miles off the coastline. Then they discovered huge reserves of oil and gas much farther out, in what's called the deepwater regime. That changed everything...and created a tremendous new opportunity for OSCA.

In the past, work boats supporting these rigs and platforms had plenty of time to move from supplier to supplier, loading up with the fuel, water, chemicals and other supplies necessary to keep rigs operating. But it takes three or four times as long to reach today's deepwater platforms from shore, and that creates serious problems with logistics and costs. Oil companies found themselves leasing additional boats to compensate for much slower cycle times. They also watched their costs for hardware, chemicals and other supplies soar because of the unique nature of deepwater drilling.

Today, OSCA is part of an innovative operation that solves these problems. We're the exclusive supplier of completion fluids at C-Port, a giant logistics management facility in Fourchon, LA, that serves British Petroleum, Conoco, Shell and Texaco. We built a new blending and distribution plant adjacent to this facility so we could mix custom blends of brominated fluids to meet the specific requirements of individual wells and deliver them efficiently to save time and money. Boats dock in one of the nine covered slips at this giant oil services superstore, and as they're being loaded with all the other supplies they need, we pump our completion fluids into these boats through a pipeline that runs directly from our plant. By bringing our product directly to our customers, we save them up to twelve hours of travel and loading time - and help them reduce the number of boats they need to support their operations.

This solution is fast emerging as the new logistics model for energy companies operating in the Gulf of Mexico. Another facility - C-Port 2 - is now under construction, and OSCA has been invited to be an exclusive supplier there, too.

--------------------------------------------------------------------------------

-------------------------------------------------------------------------------

Ben Marchive, Division Engineering Manager for             [PHOTO]
Kerr-McGee Corporation (left), hears more about
OSCA's blending and distribution plant adjacent to the new C-Port oil services facility from OSCA's
Houston Sales Manager, Robert Pike.


TOUGH ENOUGH   Deepwater drilling in the Gulf of Mexico is a high-overhead business. With $300,000 to $400,000 per rig in operating costs on the line each day, it's no wonder customers place a high premium on continuous operations - and on suppliers who come through when others can't.

OSCA's new fleet of marine service vessels is uniquely equipped to deliver fast, effective services in dangerous, hard-to-reach places. They're large enough to carry all the equipment and chemicals they need to operate offshore for weeks at a time, so they can move quickly and efficiently between platforms. They're also specially designed to operate in hazardous level-five sea-state conditions. So now, when dangerous weather forces other boats back to shore, customers can depend on OSCA to deliver the goods.


[PHOTO] Jeff Jackson, Quality Assurance Inspector at OSCA's tool manufacturing facility in Mansfield, TX, ensures that the oil drilling tools built by OSCA meet the most exacting specifications.


TOOLS OF THE TRADE   Oil platforms look sturdy and formidable on the surface,
but the wells they support require delicate operations four or five miles underground where the oil resides. To service these wells, we analyze each well's unique environmental characteristics, then select downhole tools that can stand up under these conditions. Our new Research and Technology Center in Houston will help us make these critical decisions with more confidence than ever before. The new center brings all our oil field design engineers under one roof so they can pool their expertise in analyzing how tools perform under a wide variety of environmental conditions. We've created a new "laboratory" that houses a series of mini-wells that replicate the exact conditions of actual wells. We design new tools with very specific performance characteristics, produce them in our manufacturing plant and test how they withstand pressure and stress. This way, we can give customers the expert advice they want and back our recommendations with specific test results.

--------------------------------------------------------------------------------

                     GREAT LAKES CHEMICAL CORPORATION
                     AT A GLANCE


                     DESCRIPTION                       PRODUCTS AND SERVICES
================================================================================

POLYMER ADDITIVES    Great Lakes is the world's        The most comprehensive
                     leading producer of integrated    line of bromine-based
                     polymer additives that include    flame retardants on the
                     flame retardants, polymer         market today; patented No
                     stabilizers and antimony-based    Dust Blends (NDB)
                     derivatives. We engineer          technology; antioxidants;
                     customer solutions that impart    ultraviolet (UV)
                     performance enhancing             absorbers; hindered amine
                     characteristics such as           light stabilizers (HALS);
                     combustion resistance, heat       and plasticizers.
                     resistance and color
                     consistency. Behind every
                     value-added product is
                     quality-driven manufacturing
                     and expert technical service
                     to guarantee total customer
                     satisfaction.

================================================================================

PERFORMANCE          Great Lakes produces a broad      Bromine and bromine
CHEMICALS            range of specialty and fine       derivatives; fumigants
                     chemicals for dynamic markets     for agricultural and food
                     that offer significant growth     applications; fire
                     opportunities for our             extinguishants and
                     high-margin, value-added          fluorinated monomers;
                     products. Advances in             toxicological testing and
                     manufacturing technology make     bioanalytical
                     Great Lakes the leading choice    services;and specialty
                     for companies that outsource      and fine chemical
                     complex chemical production       intermedi-ates used by
                     needs.                            customers to produce
                                                       finished products.

================================================================================

WATER TREATMENT      Through its BioLab, Inc.,         BioLab's swimming pool
                     subsidiary, Great Lakes is the    and spa brands, which
                     world's premier formulator of     include BioGuard(R),
                     water treatment biocides. The     SpaGuard(R), OMNI(R),
                     company markets popular pool      Hydrotech(R), Guardex(R),
                     and spa products throughout       Pool Time(R) and AQUA
                     North America, Europe, South      CHEM(R), contain products
                     Africa and Australia. BioLab's    such as bromine, chlorine
                     industrial customers are          and non-oxidizing water
                     continuing to recognize the       sanitizers, algicides,
                     value of the company's            oxidizers, pH balancers,
                     specialty oxidizing biocides      mineral balancers and
                     for a number of applications,     specialty chemicals.
                     particularly the cooling water    Specialty oxidizing
                     and paper segments.               biocides, including
                                                       BromiCide(R) and
                                                       LiquiBrom(R), are
                                                       principal products of
                                                       BioLab's Commercial &
                                                       Specialties Division,
                                                       along with formulated
                                                       oxidizers for certain
                                                       consumer markets.

================================================================================

ENERGY SERVICES      A wholly owned subsidiary of      Bromine-based fluids for
AND PRODUCTS         Great Lakes, OSCA, Inc., is a     oil and gas drilling;
                     leading marketer of               sand control and
                     bromine-based clear workover      filtration; coiled tubing
                     and completion fluids used in     and nitrogen services;
                     the production of oil and         subsea excavation and
                     natural gas. Building on its      pipeline services; and
                     worldwide leadership position     downhole completion
                     in fluids with the addition of    tools.
                     Marine Well Service, OSCA now
                     offers a unique suite of
                     completion services, including
                     downhole tools and coiled
                     tubing service.

   APPLICATIONS AND MARKETS         GROWTH OPPORTUNITIES
===============================================================================

   Consumer electronics, business   Advance the company's        [PIE CHART]
   machines, fibers, wire and       patented NDB technology
   cable, communications            marketed under the trade
   equipment, automotive and        name ANOX NDB(TM); expand
   cosmetics.                       our presence in Asia by
                                    establishing in Hong Kong
                                    a customer service center
                                    to accelerate our
                                    response to customer
                                    requirements in this part
                                    of the world; target the
                                    rapidly emerging markets
                                    in the Middle East
                                    through a manufacturing
                                    joint venture in Saudi
                                    Arabia.

===============================================================================

   Industrial cleansers,            Introduce HyperSolve(TM)     [PIE CHART]
   electronics and photographic     line of environmentally
   papers and films; soil,          suitable solvent
   commodity, processed food and    replacements (pending
   structural pest control;         regulatory approval);
   telecommunications, military,    launch new delivery and
   data processing, and health      recovery systems for
   care; veterinary and consumer    agricultural products;
   products; and pharmaceutical     expand our line of
   and agrochemical industries.     fluorine derivatives
                                    manufactured at the
                                    company's recently
                                    commissioned multipurpose
                                    facility; broaden
                                    capabilities at WIL
                                    Research Laboratories,
                                    Inc.; focus our synergies
                                    to develop new products
                                    that serve the dynamic
                                    life sciences industry.

===============================================================================

   BioLab will continue to target   Significant growth           [PIE CHART]
   pool and spa dealers, mass       opportunities in the
   market retailers, residential    industrial water business
   and commercial pool builders,    identified in Europe,
   water treatment service          Asia and North America;
   companies, manufacturers of      growing new segment
   personal care products, and      exists in development of
   marketers of household and       novel dispensing
   institutional cleaners.          equipment and favorable
                                    regulatory clearance for
                                    use of BromiCide(R)
                                    products in U.S. food
                                    contact paper
                                    manufacturing. Our
                                    commitment to the
                                    technological development
                                    of innovative new
                                    products and programs
                                    continues, such as
                                    BioGuard's Accu-Scan(TM)
                                    Test Strip Reader for
                                    faster and more accurate
                                    pool and spa water
                                    analysis.

===============================================================================

Oil and gas industry.               Supply on-site completion    [PIE CHART]
                                    fluids for C-Port
                                    operations; expand
                                    deepwater marine services
                                    to serve an even broader
                                    segment of energy
                                    exploration; leverage
                                    recently acquired tool
                                    manufacturing facility in
                                    Mansfield, TX, to fortify
                                    OSCA's complete line of
                                    products and services.

19  Financial Review

20 Management's Discussion and Analysis of Financial Condition and Results of Operations

27  Management's Statement of Responsibility for Financial Statements

27  Report of Ernst & Young LLP, Independent Auditors

28  Consolidated Statements of Income

29  Consolidated Balance Sheets

30  Consolidated Statements of Cash Flows

31  Consolidated Statements of Stockholders' Equity

32  Notes to Consolidated Financial Statements

41  Quarterly Results of Operations

42  Corporate Officers and Directors







GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Financial Review


--------------------------------------------------------------------------------

(millions, except per share data)

                                  1998       1997     1996      1995      1994
================================================================================
[S]                            [C]         [C]       [C]       [C]       [C]
SUMMARY OF EARNINGS
   Net sales                   $ 1,394.3   1,311.2   1,352.3   1,291.6   1,097.1
   Operating income
     before special charges    $   190.4     191.6     183.9     198.3     151.6
   Operating income(1)         $    73.9     141.8     183.9     198.3     151.6
   Income from continuing
     operations before
     income taxes              $    66.2     117.2     184.0     200.2     169.7
   Income taxes                $     9.8      45.4      63.4      68.0      44.0
     Percent of income
       before income taxes          14.8      38.7      34.5      34.0      25.9
   Net income from
     continuing operations     $    56.4      71.8     120.6     132.2     125.7
   Net income (loss) from
     discontinued operations   $    32.6     (14.9)    129.7     163.4     153.0
================================================================================
   Total net income            $    89.0      56.9     250.3     295.6     278.7
     Percent of average
       stockholders' equity          7.5       4.1      17.2      21.7      21.7

FINANCIAL POSITION AT YEAR-END
   Working capital             $   649.0     364.2     424.1     399.7     286.8
   Current ratio                     2.9       2.2       2.5       2.4       2.3
   Capital expenditures        $   160.6     133.0     168.7     182.9      86.0
   Total assets                $ 2,004.6   2,270.4   2,352.7   2,179.9   1,810.8
   Long-term debt              $   519.3     566.6     502.2     345.5     132.7
     Percent of total
       capitalization               31.9      29.1      24.4      18.9       8.8
   Stockholders' equity        $ 1,054.3   1,307.4   1,486.9   1,416.2   1,310.9
     Per share                 $   18.05     22.18     24.13     21.92     19.48

SHARE DATA
   Basic earnings (loss)
     per share
     Continuing operations     $    0.96      1.20      1.90      2.02      1.80
     Discontinued operations        0.55     (0.25)     2.04      2.50      2.20
================================================================================
       Total                   $    1.51      0.95      3.94      4.52      4.00
   Diluted earnings (loss)
     per share
     Continuing operations     $    0.95      1.19      1.89      2.00      1.79
     Discontinued operations        0.55     (0.25)     2.02      2.48      2.17
================================================================================
       Total                   $    1.50      0.94      3.91      4.48      3.96
   Cash dividends per share
     Declared during year      $    0.40      0.63      0.57      0.44      0.39
     Paid during year          $    0.48      0.62      0.54      0.43      0.38
     Payout as percent of
       net income                   26.5      66.3      14.5       9.7       9.8
   Shares outstanding (basic)
     Average during year            59.0      60.0      63.5      65.4      69.7
     At year-end                    58.4      59.0      61.7      64.6      67.3
   Stock price(2)
     High                      $54  3/16    54 7/8    78 5/8    74 5/8        82
     Low                       $36 11/16    41 1/2    44 1/4    55 3/4    48 3/4
     At year-end               $      40    44 7/8    46 3/4        72        57
================================================================================

(1) After special charges of $116.5 million in 1998 and $49.8 million in 1997.
(2) Stock prices prior to May 22, 1998, do not reflect the Octel spin-off.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Management's Discussion and Analysis of
Financial Condition and Results of Operations
--------------------------------------------------------------------------------

This annual report, including Management's Discussion and Analysis, contains both historical information and forward-looking statements. The forward-looking statements involve risks and uncertainties that could affect the Company's operations, markets, products, services, prices and other factors as discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, governmental and technological factors. Accordingly, there is no assurance that the Company's expectations will be realized.

CONTINUING OPERATIONS
The following table sets forth the percentage relationship to net sales of certain income statement items for the Company's continuing operations:

================================================================================
Years Ended December 31       1998        1997         1996
================================================================================

Net Sales                    100.0%      100.0%       100.0%
Gross Profit                  27.5        28.5         28.3
Selling and
   Administrative Expense     10.8        10.7         11.5
Research and
   Development Expense         3.0         3.2          3.2
================================================================================
Operating Contribution        13.7        14.6         13.6
Special Charges                8.4         3.8            --
================================================================================
Operating Income               5.3        10.8         13.6
Interest and Other Income      2.7         2.4          4.2
Interest and Other Expense     3.2         4.2          4.2
================================================================================

Income before Income Taxes     4.8         9.0         13.6
Income Taxes                   0.7         3.5          4.7

Net Income from
   Continuing Operations       4.1%        5.5%         8.9%
================================================================================


RESULTS OF CONTINUING OPERATIONS -- CURRENT YEAR REVIEW
Sales increased 6% to $1,394 million from $1,311 million in 1997. The growth in sales was driven primarily by strong volume growth in the Performance Chemicals and Water Treatment business units. Volume for the Company grew 9% including the acquisition of Anzon, a producer of antimony based flame retardants which accounted for 3 percentage points of the year over year volume growth. The volume growth was partially offset by a 1% overall decline in selling prices and a 1% effect from unfavorable foreign currency fluctuations.

Gross profit increased $9 million to $383 million while gross margin decreased 1 percentage point from 28.5% to 27.5%. Gross margin benefited from volume growth, lower manufacturing costs resulting from cost productivity programs and increased asset utilization and favorable raw material prices. These benefits were more than offset by lower selling prices and a shift in product mix, primarily in Polymer Additives where the lower margin Anzon business was added to the portfolio.

--------------------------------------------------------------------------------

Research and development spending was even with 1997 and declined slightly as a percentage of sales. The Company has refocused and streamlined the development process to ensure optimal allocation of resources enabling accelerated commercialization of new products. Selling and administrative expenses increased $10 million as compared to prior year, but remained flat as a percentage of sales. The increase is due to a conscious effort to increase the Company's sales and marketing presence in several key businesses and geographic areas and higher spending on information technology related to implementation of a new ERP information system and year 2000 remediation and readiness.

In 1998, the Company recorded special charges of $116.5 million to consolidate manufacturing operations, write down or dispose of underperforming or underutilized assets and product lines, consolidate sales offices and research and development facilities and replace the chief executive officer and other members of the executive leadership team. The restructuring will result in approximately a 10% reduction of the work force. As part of the reorganization the number of positions in sales, marketing and research and development was increased to provide renewed focus on new products and the customer.

Operating income margin, including special charges, was 5.3% as compared to 10.8% in 1997. Excluding special charges, 1998 operating income margin was 13.7%, a decline of 1 percentage point from the prior year. Strong growth in Performance Chemicals and Water Treatment and savings from productivity programs initiated in the second half of 1998 were more than offset by the effects of competitive pricing pressure in Polymer Additives, lower oil prices on the Energy Services and Products business and the addition of the lower margin Anzon antimony business acquired in the fourth quarter of 1997.

Interest and other income increased $5 million to $37 million in 1998. Interest income increased $9 million due to higher average investment balances resulting from cash generated by operations and proceeds received in connection with the spin-off of the Octel business. This increase was partially offset by lower earnings from equity affiliates.

Interest and other expenses decreased by $12 million to $45 million in 1998. The decline was due in part to lower interest expense resulting from reduced borrowings. A $1 million increase in goodwill amortization resulting from the Anzon acquisition was offset by favorable foreign exchange. Both 1998 and 1997 include environmental provisions of approximately $10 million related to former operating sites.

Income taxes were $10 million or 14.8% of income before taxes compared to 38.7% in 1997. The lower effective tax rate was due to a favorable $10 million tax credit related to foreign taxes and the magnitude of the special charges. Excluding the effect of special charges in 1998 and 1997 and the favorable $10 million foreign tax credit noted above, the effective tax rate in both years would have been 34%.

Net income from continuing operations was $56 million, or $0.95 per share, in 1998, as compared to $72 million, or $1.19 per share, in 1997. Excluding the after tax effect of special charges of $75 million and $38 million in 1998 and 1997, respectively, net income was $131 million, or $2.21 per share, in 1998, as compared to $110 million, or $1.83 per share, in 1997.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

SEGMENT INFORMATION
Set forth below is a discussion of the operations of the Company's business segments: Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. Operating income, which is the income measure the Company uses to evaluate business segment performance, represents net sales less costs of products sold, selling, administrative and research expenses. Bromine used by each of the Company's segments as a raw material in their production processes is reflected at cost.

Polymer Additives
The Polymer Additives business unit is a leading worldwide developer, producer and marketer of brominated, intumescent and antimony based flame retardants and antioxidants, UV absorbers and light stabilizers. These products have unique properties which improve quality in a variety of products including computer and business equipment, consumer appliances, packaging, textile, building and construction and transportation.

================================================================================
Polymer Additives                         1998         1997
================================================================================
Net Sales                                 $584         $554
Operating Income                          $ 79         $ 93
================================================================================

Polymer Additives sales increased 5% to $584 million in 1998. Volume improved by 10% including the acquisition of Anzon which contributed 8 percentage points of the increase. Expanded production capabilities, particularly in the U.S., and demand for the Company's proprietary blends and physical forms in polymer stabilizers fueled the growth. The increase was partially offset by a 3% decline in selling prices due to competitive price pressures, primarily in polymer stabilizers, and the effects of unfavorable currency fluctuations.

Operating income in 1998 decreased $14 million to $79 million. The decrease was the result of the aforementioned price decline, higher spending for implementation of the Company's new ERP information system, year 2000 remediation and readiness and the effects of unfavorable currency fluctuations partially offset by improving manufacturing costs. The business unit made major strides in improving manufacturing costs and efficiency, particularly in the South Arkansas bromine and flame retardant facility and in the European polymer stabilizers operations. However, the improvements were predominantly in the fourth quarter of 1998 and the full effect, as well as the effects of the Company's restructuring plan, will not be fully realized until the end of 1999. Additionally, operating margin was unfavorably affected by the addition of the lower margin Anzon antimony business.

Performance Chemicals
The Performance Chemicals business unit is a collection of individual businesses providing products and services that meet highly specific requirements -- from creating complex organic molecules to developing and piloting economical manufacturing processes for pharmaceutical, agrochemical and industrial chemical applications.


================================================================================
Performance Chemicals                     1998         1997
================================================================================
Net Sales                                 $315         $283
Operating Income                           $70          $51
================================================================================

As a group, Performance Chemicals sales grew 11% to $315 million in 1998. Leading the way was the record performance of the Fluorine group, which continues to gain worldwide recognition and acceptance of its fluorine-based compounds, FM-200(R) and HFC-32. A stronger second half of 1998 in the OEM segment coupled with a recovery in Asian demand toward the end of the year boosted fluorine sales by 21% in 1998. Sales at WIL Research Labs, our toxicological testing service business, also reached record levels. Increased demand for developmental and reproductive studies and higher facility utilization drove a 17% sales improvement. Fine Chemicals sales were essentially flat with the prior year as volume improvements were offset by lower pricing as the end use products of which the group's intermediates are a part, moved to commercialization. In 1998, the Fine Chemicals group initiated steps that move it along a path from simply providing building block materials to supplying more complex intermediates and proprietary compounds which typically offer the greatest potential to capture value for the organization. Agricultural Products sales posted a 9% sales gain primarily as a result of higher selling prices. The Bromine Intermediates group benefited from stronger volume in its base products as well as from Hypersolve(TM), the Company's new bromine-based solvent, to achieve double digit growth. Sales of this new offering will accelerate once the EPA ruling under its Significant New Alternatives Policy is issued.

Operating income in 1998 rose 37%, reflecting strong volume growth across most units comprising this segment. Fine Chemicals achieved a 71% increase in operating income and a 63% increase in operating margin from selective price increases, a better mix of value added product offerings, plant debottlenecking and strict cost controls. These factors plus higher selling prices for the business unit's Bromine Intermediates and

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Agricultural Products groups pushed operating margins four percentage points higher reaching a level of 22% for the year.

Water Treatment

The Water Treatment business unit is the world's leading provider of recreational water care products to the consumer. This vertically integrated organization sells generally non-discretionary products and services including sanitizers, oxidizers, balancers and algaecides for applications in pools, spas, hot tubs, fountains and other recreational markets such as theme parks. In addition, this business unit is the world's leading provider of bromine-based biocides for industrial water treatment applications.

================================================================================
Water Treatment                           1998         1997
================================================================================
Net Sales                                 $379         $350
Operating Income                          $ 55         $ 46
================================================================================

1998 represented another exceptional year for Water Treatment, with both sales and operating income exceeding 1997 record levels. Water Treatment sales increased 8% to $379 million in 1998. A volume increase of 10% far exceeded the effects of unfavorable currency fluctuations and resulted in gains almost three times the inherent growth rate for this market. The success of Water Treatment's new technology product SHOCK Plus(R), a higher penetration in the important mass market and a strong early season for cooling tower biocides drove the growth.

Operating income in 1998 surged 20% to a record $55 million. The aforementioned record volumes and a richer mix of value-added products leveraging the unit's customer first approach, coupled with an improvement in manufacturing costs, drove the record performance. The 1997 restructuring efforts by Bayrol Europe were integral to the manufacturing improvements as Bayrol showed a significant improvement in the second half of 1998.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

Energy Services and Products
The Energy Services and Products business unit provides completion products and services to oil and gas well operators. The business unit produces bromine-based clear fluids and completion fluids and provides ancillary well completion services such as gravel packing, high-pressure fracturing, packing, well stimulation and coil-tube intervention.

Sales increased 3% in 1998 to $116 million as depressed oil prices and adverse weather conditions in the Gulf of Mexico during the second half of the year significantly reduced drilling activity and increased competitive price pressure. Crude oil prices ended the year at $11 per barrel, down $4 per barrel from July.

================================================================================
Energy Services and Products              1998         1997
================================================================================
Net Sales                                 $116         $113
Operating Income                          $ 11         $ 20
================================================================================

Operating income declined $9 million as the result of price pressure from the reduced drilling activity, lost drilling days caused by adverse weather conditions in the Gulf of Mexico and higher overhead from capacity expansion in the latter part of 1997 and first half of 1998. The business unit, as part of the Company's overall reorganization plan, has taken aggressive action to bring its cost structure in line with market conditions.

RESULTS OF CONTINUING OPERATIONS -- 1997 COMPARED WITH 1996
Sales in 1997 were $1,311 million, a decrease of $41 million, or 3% compared to sales reported in 1996. Volume gains of $155 million, or 11% and the addition of Anzon's $9 million in sales were more than offset by the following: dispositions of $155 million; adverse foreign currency effects totaling $27 million; and lower average selling prices amounting to $23 million.

Gross profits for 1997 amounted to $374 million, compared to $383 million in 1996. The change in gross profit from the prior year resulted primarily from volume increases of $55 million, offset by selling price decreases of $23 million, production and raw material cost increases amounting to $11 million and dispositions totaling $29 million.

Cost increases resulted from higher cost of raw materials, primarily chlorine and energy, and increased depreciation. Capacity utilization increased in most facilities. As a percentage of sales, gross profit was 28.5%, a slight improvement over the 28.3% in the prior year.

Selling, administrative and research expenditures amounted to $182 million in 1997, versus $199 million in 1996, a decrease of $17 million from the prior year. The reduction reflected the benefits of divestitures of $24 million and favorable foreign exchange totaling $5 million, offset, in part, by cost increases including a $3 million provision for potential litigation settlements. As a percentage of sales, SAR improved about 1 percentage point, amounting to approximately 14% for 1997. This improvement resulted from the disposition of a business that had a disproportionately high selling and administrative cost structure.

The special charge of $50 million in 1997 provided for, among other things, the restructuring of the Company's European water treatment business, closing a BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates plant in Arkansas and withdrawing from a European joint venture.

Operating income, including the special charge, amounted to 11% of sales. Excluding the special charge, operating income was 15% of sales, a 1 percentage point improvement from the 14% achieved in 1996.

Interest and other income amounted to $32 million for 1997 compared to $57 million for the prior year. During 1996, the Company realized a gain of $19 million from breakup fees when NOWSCO Well Service Ltd. accepted an acquisition offer and a gain of $13 million from the sale of the Company's subsidiary, E/M Corporation. Excluding the aforementioned items, the $7 million increase in 1997 was attributable to increased interest income, in part, related to loans to Octel to finance the acquisition of minority owners and the increased earnings of equity affiliates.

Interest and other expenses in both 1997 and 1996 amounted to approximately $56 million. Interest expense in 1997 increased $10 million over the prior year as a result of additional borrowings to finance acquisitions, capital expenditures and share repurchases. An $11 million charge for asset write-off and redundancy costs was included in 1996.

Income taxes were $45 million, or effectively 38.7% of income, for 1997, compared to $63 million, or effectively 34.5%, for 1996. The increase in the effective rate is primarily related to the lower tax rate on the special charge of approximately 22% because certain charges are not expected to result in tax benefits. Excluding the effect of the special charge, the effective tax rate was 34%.

Reported net income for 1997 was $72 million, or $1.19 per share, compared to $121 million, or $1.89 per share, in 1996. Excluding the after-tax effect of the special charge, net income amounted to $110 million, or

--------------------------------------------------------------------------------

$1.83 per share, as compared to 1996 net income of $120 million, or $1.88 per share, after adjusting for the after-tax effects of miscellaneous charges, the gain on the sale of E/M, and the NOWSCO breakup fee.

SEGMENT INFORMATION
A review of operations by business segments follows. Businesses sold or disposed of that were not part of one of the four reportable business segments had sales of $7 million in 1997 and $43 million in 1996 and are included as part of corporate and other.

Polymer Additives
Polymer Additives net sales of $554 million increased $17 million or 3% over the prior year including the acquisition of Anzon which contributed 2 percentage points of the increase. Volume gains amounted to 12% and were partially offset by lower average unit selling prices of 5% and adverse foreign currency effects of 5%.

================================================================================
Polymer Additives                         1997         1996
================================================================================
Net Sales                                 $554         $537
Operating Income                          $ 93         $ 97
================================================================================

Volume for key brominated flame retardant products was strong throughout the year in the U.S. and Asian markets. European markets showed improvement in the latter part of the year. The negative foreign exchange impact reflects the strengthened U.S. dollar vis-a-vis the Japanese yen and the German mark.

Polymer stabilizers sales volume was also strong, increasing about 16% over 1996. This improvement was offset by a decline in average selling prices of 8% and unfavorable currency effects. Antioxidant volume gains led a volume expansion that was achieved across all product areas. The growth in antioxidants resulted from customer acceptance of new proprietary products and physical forms and expanded presence in both the U.S. and Asian markets.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

------------------------------------------------------------------------------

Operating income of $93 million declined $4 million from 1996 as the effect of lower selling prices, adverse foreign currency movements and cost increases overshadowed the effect of improved volume.

Performance Chemicals
Performance Chemicals sales increased 15% to $283 million in 1997. Strong volume growth essentially drove all of this increase. New product launches for Fine Chemicals, coupled with an 18% sales increase in the fluorine business as the FM-200(R) fire extinguishing product expanded its geographic and market process, fueled the growth. WIL Research Labs increased sales 27% by reaching a higher utilization of its expanded facilities in addition to achieving a better mix of the types of testing services it provided.

================================================================================
Performance Chemicals                     1997         1996
================================================================================
Net Sales                                 $283         $247
Operating Income                          $ 51         $ 38
================================================================================

Operating income increased 34% to $51 million in 1997, driven by a better mix of sales and volume gains. These gains also pushed Performance Chemicals operating margins higher by 20%.

Water Treatment
Water Treatment sales decreased 19% to $350 million in 1997. Included in 1996 sales were $126 million related to a pool products distribution business that was sold in September 1996. Excluding the divestiture, sales increased 15% as compared to 1996.

================================================================================
Water Treatment                           1997         1996
================================================================================
Net Sales                                 $350         $430
Operating Income                          $ 46         $ 35
================================================================================

Strong volume gains in the U.S. recreational market for both branded and distributor channels plus higher selling prices more than offset the effects of a stronger U.S. dollar. Excluding the negative impact of the stronger U.S. dollar, sales increased 18% during the year.

Operating income in 1997 increased $11 million to a record $46 million. The 31% increase was due primarily to the aforementioned volume and selling price gains during the year. Water Treatment's operating margin increased 63% as a result of these gains coupled with the divestiture of the low margin pool products distribution business.

Energy Services and Products
Energy Services and Products posted sales gains of 18% to $113 million in 1997 as the oil exploration market remained strong. The strong growth was led by expansion of the service business into the deepwater well marine service market in the Gulf of Mexico.

================================================================================
Energy Services and Products              1997         1996
================================================================================
Net Sales                                 $113          $96
Operating Income                          $ 20          $19
================================================================================

1997 operating income grew 5% as increased profitability from sales growth was partially offset by increased infrastructure costs to support the expanded service business and anticipated expansion into other markets.

FINANCIAL CONDITION AND LIQUIDITY
Cash flow from the operating activities of the continuing operations amounted to $140 million in 1998, including a $54 million payment for tax liabilities of Octel, compared to the $193 million generated in 1997. The decrease is primarily attributable to payments against tax liabilities of Octel assumed by the Company as discussed below. The 1997 tax payments associated with Octel were included in discontinued operations. Excluding these payments for Octel tax liabilities, cash flow from operating activities of continuing operations was essentially flat as compared to the prior year.

The Octel spin-off on May 22, 1998, generated net cash of approximately $300 million after associated debt repayment of approximately $50 million and tax liabilities of Octel of $108 million assumed by Great Lakes. The $462 million received by Great Lakes before associated debt and tax payments is included in discontinued operations in 1998. Stockholders' equity (retained earnings and cumulative translation adjustment) was reduced approximately $292 million, representing the remaining net book value of the Octel asset distribution to the Great Lakes stockholders.

The Company's investment in working capital, excluding cash and cash equivalents, decreased approximately $53 million. Accounts receivable were essentially unchanged from the prior year as were day sales outstanding in accounts receivable of 70 days.

Inventories at December 31, 1998, were $293 million, a decrease of approximately $5 million from the prior year. Inventory turnover at 3.4 times per year improved slightly from the prior year.

Accounts payable and accrued liabilities increased $18 million from the prior year due, in part, to liabilities related to the special charge.

Capital spending in 1998 amounted to $161 million compared to $133 million in 1997. Spending in 1998 was directed primarily towards the addition of new or expanded capacity, cost productivity projects and completing the ERP system.

Capital spending on environmental projects was $2 million in 1998 compared to $4 million in 1997. Capital requirements in 1999 for environmental-related projects is estimated to be about $2 million.

The Company utilizes commercial paper borrowings as its primary source of external financing which, because of our predictably strong cash flows, substantially reduces its cost of debt. Commercial paper borrowings at December 31, 1998, amounted to $481 million, compared to $530 million at December 31, 1997. At December 31, 1998, debt to total capitalization was 32%, compared to 29% at December 31, 1997. The Company has a $600 million, five-year credit facility with various banks. The credit facility provides back-up to the Company's $600 million commercial paper program. At December 31, 1998, the Company's senior debt rating is A/A2 and its commercial paper rating is A/P1. In late March the Company intends to file a Registration Statement on Form S-3 with the Securities and Exchange Commission using a "shelf" registration process. Under the process the Company may sell various unsecured debt securities, common stock or rights or warrants to purchase common stock individually or in combination up to a total dollar value of $500 million. The registration provides the Company with increased flexibility to finance its operations. It is anticipated that the registration will become effective by May 1999.

------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

Stockholders' equity was $1.1 billion, or $18.05 per share, at December 31, 1998, as compared to $1.3 billion, or $22.18 per share at the end of 1997. The decrease was a result of the reduction in book value from the Octel spin-off.

Dividends declared totaled $24 million, compared with $38 million in the prior year. On a per-share basis, dividends declared of $0.40 per share compared to the $0.63 per share declared in 1997. The dividend was adjusted in the second quarter of 1998 to take into account the effect of the spin-off of Octel in May 1998.

Under a share repurchase authorization from the Board of Directors, the Company purchased 0.7 million shares of its stock in 1998 for a total cost of $29 million. The average price per share of the stock purchased was $39. During the five-year period ended December 31, 1998, the Company has repurchased 13.8 million shares at a cost of approximately $746 million, or $54 per share. As of December 31, 1998, management is authorized to repurchase an additional 5.8 million shares. Management intends to repurchase additional shares as market conditions warrant.

The cumulative translation adjustment component of stockholders' equity represents the translation of foreign currency-denominated financial statements into U.S. dollars. The 1998 change in the cumulative translation adjustment increased stockholders' equity by $23 million due primarily to the effect of the spin-off of Octel. Excluding the distribution the change in the cumulative translation adjustment decreased stockholders' equity by $6 million. Approximately 50% of the Company's net assets are in Europe.

OTHER MATTERS
Special Charges
In the first quarter of 1998, the Board of Directors appointed a new chief executive officer and, over the following months, a new senior management team was assembled. Beginning in the third quarter, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs.

As a result of these efforts, a repositioning plan was approved by the Board of Directors which was intended to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability. As of result of the plan, the Company recognized a special charge of $117 million, $74 million after income taxes, or $1.26 per share. The principal components of the charge are: asset impairments of $57 million; severance of $18 million; plant closure costs of $10 million; senior management transition costs of $21 million and other related costs of $12 million. Additional information regarding the special charge is provided in Note 2 to the consolidated financial statements on page 33 of this annual report.

It is anticipated that the plan will be fully implemented by the end of 1999 and the Company will realize improvements in operating income of approximately $40 million on an annual basis. These improvements will result primarily from improved utilization of the manufacturing base, elimination of under performing or unprofitable operations, reduction in personnel-related costs and a reduction in the carrying costs of plant and equipment.

The plan affects the Company's Polymer Additives, Performance Chemicals and Energy Services and Products business unit. Outlined below is an overview of the conditions each of the units is encountering and the actions being taken to achieve the expected improvements.

The Polymer Additives business unit was formed in mid-1998 through the combination of the flame retardants business, a historical core business and the polymer stabilizers business that had been built through acquisitions over the 1993-1996 period. The Polymer Stabilizers business focused on expansion and did not effectively integrate the acquisitions, develop internal synergy or consolidate its manufacturing base. These factors provide a significant opportunity to improve manufacturing efficiency, reduce cost and increase the focus on the customer. As a result, the repositioning plan provided for the downsizing of two operating facilities in France; consolidating brominated flame retardant manufacturing in El Dorado, Arkansas; eliminating excess production capacity; and reducing the number of sales offices and research and development facilities. In connection with these activities, the workforce will be reduced by approximately 260 employees.

In the Performance Chemicals business unit, the Company is eliminating certain nonperforming product lines and underutilized assets. As a result, selected non-strategic products will be discontinued and the work force will be reduced by approximately 100 employees.

The decline in the world oil market has significantly reduced near term requirements for oil well completion fluids and services. As a result, the Company's Energy Services and Products business unit abandoned a lease on a deepwater service vessel, decommissioned the related service equipment, will close a small facility and will reduce its work force by approximately 100 employees.

Cash outlays are expected to be substantially complete by the end of 1999. Operating cash flows are expected to be sufficient to finance the repositioning activities.

The 1997 consolidated statement of income includes pre-tax charges of $50 million related to restructuring the Company's European water treatment business; closing a BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates production plant in Arkansas; and withdrawing from a bromine production joint venture in Europe. The components of the pre-tax charges were composed of $2 million for employee severance costs, $2 million for facility closure costs, $5 million for joint venture withdrawal expenses and $41 million for asset write-offs. As of December 31, 1998, approximately $3 million remains to be spent in 1999 to complete the planned actions.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

Spin-Off of Octel
The Board of Directors declared a stock dividend pursuant to which each Great Lakes stockholder received one share of Octel common stock for every four shares of Great Lakes common stock owned on the record date of May 15, 1998.

Dispositions
In December 1997, the Board of Directors approved a restructuring plan including exiting the furfural and derivatives, Eastern European Trading and environmental services businesses. A pre-tax charge of $145 million, $96 million after income taxes, was recorded in connection with these actions. The Company completed the disposition of the Eastern European Trading business during 1998; sold the environmental services business in January 1999 and anticipates completing the sale of the furfural and derivatives business by mid-year 1999.

Market Risks
The Company's operations are exposed to changes in foreign currency exchange and interest rates primarily in its cash, debt and foreign currency transactions. The derivative instruments, including swaps, forward contracts and options, are held to manage certain foreign currency exposures. The derivative instruments utilized by the Company in its hedging activities are considered risk management tools, involve little complexity and are not used for trading or speculative purposes. The Company diversifies the counterparties used and monitors the concentration of risk to limit its counterparty exposure.

International operations, including U.S. export sales, constitute a significant portion of revenues and identifiable assets. These operations result in a large volume of foreign currency commitment and transaction exposures and foreign currency net asset exposures. Management of commitment and transaction exposures is coordinated at the corporate level and exposures that are not offset are hedged. Hedges are set to mature concurrently with the estimated timing of the underlying transactions. The Company does not hedge foreign currency net asset positions currently.

Considering the Company's operating profile, a uniform 10% change in the value of the dollar from December 31, 1998, would result in approximately a $1 million change in annual net income. A similar change in 1997 would have had a like effect on annual net income. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and does not factor in any potential changes in sales levels or local currency prices which may result from changes in exchange rates.

Currently, commercial paper is the primary source of external financing, which exposes the Company to changes in short-term interest rates. The Company carefully monitors interest rate trends for volatility. The Company currently does not hold interest rate derivative contracts against its debt portfolio. Based on the commercial paper balances outstanding at December 31, 1998, and December 31, 1997, a hypothetical 1% change in interest rates for a one-year period would change net income by $3 million. The sensitivity does not consider any effect change in interest rates would have on overall economic activity nor management actions to mitigate interest rate changes.

As of December 31, 1998, the Company had short-term time deposits of $323 million representing investment securities with maturities of three months or less. A hypothetical 1% change in interest rates earned on these deposits for a one-year period would change net income by $2 million.

Environmental
The Company's operations, like those of most companies which use or make chemicals, are subject to various laws and regulations relating to maintaining or protecting the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Spending for environmental compliance, including expenditures associated with waste minimization and pollution prevention programs, amounted to approximately $34 million in 1998 and about $40 million in 1997. These amounts include approximately $2 million and $4 million for capital equipment in 1998 and 1997, respectively. Spending for environmental compliance is anticipated to be approximately $45 million in 1999.

The Company is a party to several proceedings and lawsuits involving environmental matters, including being named as defendant, respondent or a potentially responsible party, together with other companies, under CERCLA and similar state laws, in which recovery is sought for the cost of cleanup of contaminated manufacturing and waste disposal sites. Due to the prevailing practices of manufacturing facilities, waste disposal haulers and disposal facilities prior to adoption and implementation of various environmental laws and regulations, it is difficult to accurately determine the Company's liability with respect to these sites. In each such matter, the Company anticipates, although there can be no assurance, that liability, if any, will eventually be equitably apportioned among the companies found to be responsible. In most of these matters, the Company believes that its responsibility is small relative to other parties and that it may have meritorious defenses to or claims against these other parties. Based upon current regulation and the information available, management

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

believes that adequate provisions have been made in the financial statements and future costs will not have a material adverse impact on the Company's consolidated financial condition.

Inflation
Inflation has not been a significant factor for the Company over the last several years. Management believes that inflation will continue to be moderate over the next several years.

Year 2000 Readiness
The Year 2000 Issue (Y2K) is the result of computer programs being written using two digits rather than four to define the applicable year. Any computer programs or any hardware that have date sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a temporary inability to process transactions or engage in normal manufacturing or other business activities. Failure by the Company or any of its significant suppliers or customers to complete year 2000 readiness activities in a timely manner could have a material adverse effect on the Company's business and results of operations.

Great Lakes is actively engaged in a company-wide effort to achieve year 2000 readiness for both information technology (IT) and non-information technology (Non-IT) systems and to determine the readiness of significant suppliers and customers.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

-------------------------------------------------------------------------------

The Company's approach to addressing its Y2K issues consists of the following:

-  Inventory -- identification of items to be assessed for Y2K readiness.

- Assessment -- prioritizing the inventoried items, assessing their Y2K readiness, defining corrective actions and developing contingency plans.

- Deployment -- implementing corrective actions, verifying implementation and finalizing contingency plans.

The Company's IT systems are comprised of business computer systems, end user systems and technical infrastructure. In 1996, the Company determined that the IT systems supporting its Polymer Additives and Performance Chemicals business units were inadequate to meet the business requirements and embarked on a project to replace all critical systems for these businesses. In the Water Treatment and Energy Services and Products business units, IT systems inventories and assessments were completed in the first part of 1998 and replacement of non-conforming systems started during the fourth quarter of 1998. Deployment of all critical systems is expected to be completed by the end of the third quarter of 1999. The Company is developing contingency plans for these critical systems and expects them to be completed by the end of the first quarter of 1999.

Non-IT systems are comprised of manufacturing and warehousing systems and facility support systems. The Company has completed the inventory and assessment of all critical systems in this area. All essential corrective actions are expected to be completed by September 30, 1999. Contingency plans are expected to be completed at approximately the same time.

In 1998 Great Lakes began contacting its suppliers regarding their Y2K readiness. The suppliers readiness program focuses on those suppliers considered essential for the prevention of material disruption of Great Lakes business operations. The program is expected to be completed by the end of the second quarter of 1999. Contingency plans should be in place by September 30, 1999.

The Company is using both internal and external resources to complete its Y2K readiness plan. The Company currently estimates that the total cost of resolving the year 2000 issues including computer systems, facilities infrastructure and supplier readiness will be approximately $15 to $20 million. Of this amount, the Company spent approximately $3 million in 1998. Approximately 50% of the total year 2000 costs will be for equipment or software replacement and the remainder on assessment and remediation. The Company expects all costs will be funded out of operating cash flow. Year 2000 costs are expensed except for new systems and equipment. Such costs are capitalized and charged to expense over the estimated useful life of the asset in accordance with existing Company policy. The estimated costs are based on currently available information and may be subject to change.

While the Company believes its efforts to address Y2K issues will be completed in a timely manner, the Company recognizes that failing to resolve Y2K issues on a timely basis would, in a reasonably likely worst case scenario, significantly limit the Company's ability to manufacture and distribute its products and process business transactions. Also, the Company could be adversely affected by the failure of suppliers or customers to conduct their operations due to Y2K-related issues. Adverse effects on the Company could include, among other things, disruption of manufacturing operations, increased costs and loss of business which can not be reasonably quantified.

The Euro
Effective January 1, 1999, member states of the European Economic and Monetary Union converted to a common currency known as the Euro. Modifications to certain of the Company's information systems software were required in connection with this conversion. The Company has completed these modifications at a nominal cost, and does not anticipate that the conversion to the Euro will have any significant operational impact. Additionally, the Company does not expect the conversion to the Euro to have a material impact on results of operations, financial position or liquidity of its European businesses.

Future Accounting Changes
In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This accounting standard, which is effective for fiscal years beginning after December 15, 1998, specifically defines the criteria under which costs incurred in connection with internal-use computer software projects are to be treated as a current period expense or to be capitalized. While the adoption of SOP 98-1 is not expected to have a material effect on the Company's financial position or results of operations, it will increase operating costs by approximately $5 million in 1999.

In April 1998, the AICPA issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." This accounting standard, which is effective for fiscal years beginning after December 15, 1998, requires that certain costs of start-up activities and organization costs be expensed as incurred. The adoption of SOP 98-5 is not expected to have a material effect on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting standard, which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999, requires that all derivatives be recognized as either assets or liabilities at fair value. The Company is evaluating the new statement's provisions and has not yet determined either the date on which it will adopt SFAS No. 133 or the impact of adoption on the results of operations or financial position.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Management's Statement of Responsibility
for Financial Statements
--------------------------------------------------------------------------------

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


/s/ Mark E. Tomkins
-------------------------------------------------
Mark E. Tomkins
Senior Vice President and Chief Financial Officer
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Report of Ernst & Young LLP,
Independent Auditors
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheets of the Great Lakes Chemical Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ Ernst & Young LLP
-----------------------------

Indianapolis, Indiana
February 26, 1999

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

Consolidated Statements of Income
--------------------------------------------------------------------------------

(millions, except per share data)
YEAR ENDED DECEMBER 31                        1998          1997          1996
================================================================================

NET SALES                                 $1,394.3      $1,311.2      $1,352.3

OPERATING EXPENSES
   Cost of products sold                   1,011.5         937.5         969.0
   Selling, administrative and
     research expenses                       192.4         182.1         199.4
   Special charges                           116.5          49.8            --
--------------------------------------------------------------------------------
                                           1,320.4       1,169.4       1,168.4
================================================================================

OPERATING INCOME                              73.9         141.8         183.9

INTEREST AND OTHER INCOME                     37.0          31.7          56.6

INTEREST AND OTHER EXPENSES                   44.7          56.3          56.5
================================================================================

INCOME FROM CONTINUING OPERATIONS
   BEFORE INCOME TAXES                        66.2         117.2         184.0

INCOME TAXES                                   9.8          45.4          63.4
================================================================================

NET INCOME FROM CONTINUING OPERATIONS         56.4          71.8         120.6

NET INCOME (LOSS) FROM
   DISCONTINUED OPERATIONS                    32.6         (14.9)        129.7
================================================================================

NET INCOME                                $   89.0      $   56.9      $  250.3
================================================================================


EARNINGS (LOSS) PER SHARE:
BASIC
   Continuing operations                  $   0.96      $   1.20      $   1.90
   Discontinued operations                    0.55         (0.25)         2.04
--------------------------------------------------------------------------------
                                          $   1.51      $   0.95      $   3.94
================================================================================

DILUTED
   Continuing operations                  $   0.95      $   1.19      $   1.89
   Discontinued operations                    0.55         (0.25)         2.02
--------------------------------------------------------------------------------
                                          $   1.50      $   0.94      $   3.91
================================================================================

CASH DIVIDENDS DECLARED PER SHARE         $   0.40      $   0.63      $   0.57
================================================================================

See notes to consolidated financial statements.


--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Consolidated Balance Sheets
--------------------------------------------------------------------------------

(millions)
DECEMBER 31                                                 1998          1997
================================================================================

ASSETS
CURRENT ASSETS
   Cash and cash equivalents                            $  411.6      $   73.7
   Accounts and notes receivable, less
     allowance of $4.1 and $5.8, respectively              258.0         256.9
   Inventories                                             293.2         298.2
   Prepaid expenses                                         32.8          39.8
--------------------------------------------------------------------------------
   TOTAL CURRENT ASSETS                                    995.6         668.6
================================================================================

PLANT AND EQUIPMENT                                        689.5         658.6

GOODWILL                                                   115.6         114.9

INVESTMENTS IN AND ADVANCES TO
  UNCONSOLIDATED AFFILIATES                                 80.3          72.7

OTHER ASSETS                                                21.1          29.1

NET ASSETS OF DISCONTINUED OPERATIONS                      102.5         726.5
--------------------------------------------------------------------------------
                                                        $2,004.6      $2,270.4
================================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                     $  129.3      $  140.3
   Accrued expenses                                        163.8         134.6
   Income taxes payable                                     44.2          13.5
   Dividends payable                                         4.7           9.4
   Notes payable and current portion of long-term debt       4.6           6.6
--------------------------------------------------------------------------------
   TOTAL CURRENT LIABILITIES                               346.6         304.4
================================================================================

LONG-TERM DEBT, LESS CURRENT PORTION                       515.3         561.5

OTHER NONCURRENT LIABILITIES                                37.1          28.7

DEFERRED INCOME TAXES                                       51.3          68.4

STOCKHOLDERS' EQUITY
   Common stock, $1 par value, authorized 200 shares        72.7          72.6
   Additional paid-in capital                              128.6         123.4
   Retained earnings                                     1,657.1       1,912.5
   Accumulated other comprehensive income                  (32.9)        (55.5)
   Less treasury stock, at cost                           (771.2)       (745.6)
--------------------------------------------------------------------------------
   TOTAL STOCKHOLDERS' EQUITY                            1,054.3       1,307.4
--------------------------------------------------------------------------------
                                                        $2,004.6      $2,270.4
================================================================================

See notes to consolidated financial statements.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

(millions)
YEAR ENDED DECEMBER 31                        1998          1997          1996
================================================================================

OPERATING ACTIVITIES
   Net income from continuing operations  $   56.4      $   71.8      $  120.6
   Adjustments to reconcile net
     income to net cash provided by
     operating activities:
       Depreciation and depletion             78.6          69.9          61.2
       Amortization of intangible assets       4.9           3.8           4.1
       Deferred income taxes                 (14.1)         (0.5)          0.9
       Net remitted (unremitted)
         earnings of affiliates                1.7          (1.9)         (1.1)
       Loss on disposition of assets           0.7           0.3           7.6
       Special charges                       116.5          49.8            --
       Other                                  (0.4)         (6.8)        (11.2)
       Change in operating assets and
         liabilities, net of effects
         from business combinations:
           Accounts receivable                (3.3)          1.9           1.0
           Inventories                         9.8         (22.3)          4.5
           Other current assets               (2.6)         (7.9)         (3.6)
           Accounts payable and
             accrued expenses                (32.7)         40.5          18.8
           Income taxes and other
             current liabilities             (76.8)        (15.9)          5.0
           Other noncurrent liabilities        1.6          10.3           1.0
================================================================================
NET CASH PROVIDED BY OPERATING
  ACTIVITIES FROM CONTINUING OPERATIONS      140.3         193.0         208.8

DISCONTINUED OPERATIONS (see note below):
   Net income (loss)                          32.6         (14.8)        129.7
   Change in net assets                      433.6          78.7         (98.1)
================================================================================
NET CASH PROVIDED BY OPERATING ACTIVITIES    606.5         256.9         240.4

INVESTING ACTIVITIES
   Plant and equipment additions            (160.6)       (133.0)       (168.7)
   Business combinations, net of
     cash acquired                             0.6         (91.1)         (6.3)
   Proceeds from sale of assets                1.8           1.2           2.7
   Other                                      (9.2)         (2.1)         23.3
================================================================================
NET CASH USED IN INVESTING ACTIVITIES       (167.4)       (225.0)       (149.0)

FINANCING ACTIVITIES
   Net (repayments) and borrowings
     under short-term credit lines            (2.4)          3.6         (15.0)
   Net proceeds from and (payments)
     of long-term borrowings                   6.7           6.6          (8.0)
   Net (decrease) increase in commercial
     paper and other long-term obligations   (53.0)         58.1         175.1
   Proceeds from stock options exercised       5.3           2.3           7.9
   Cash dividends paid                       (28.4)        (37.6)        (36.0)
   Repurchase of common stock                (28.5)       (128.6)       (191.7)
   Other                                      (1.0)           --            --
================================================================================
NET CASH USED IN FINANCING ACTIVITIES       (101.3)        (95.6)        (67.7)

EFFECT OF EXCHANGE RATE CHANGES
  ON CASH AND CASH EQUIVALENTS                 0.1          (4.0)          1.3
================================================================================
INCREASE (DECREASE) IN CASH AND
  CASH EQUIVALENTS                           337.9         (67.7)         25.0

CASH AND CASH EQUIVALENTS AT
  BEGINNING OF YEAR                           73.7         141.4         116.4
================================================================================

Cash and Cash Equivalents at End of Year  $  411.6      $   73.7      $  141.4
================================================================================
Cash flow from discontinued operations was $466.2 million of which $461.9 was received from Octel.
See notes to consolidated financial statements.
Parentheses indicate decrease in cash and cash equivalents.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------
Consolidated Statements of Stockholders' Equity
--------------------------------------------------------------------------------


(millions)
                                             1998                1997                 1996
==================================================================================================
                                      Shares    Amount    Shares      Amount    Shares      Amount
COMMON STOCK
   Balance at January 1                 72.6  $   72.6      72.5   $    72.5      72.1   $    72.1
   Exercise of stock options
     net of shares exchanged             0.1       0.1       0.1         0.1       0.4         0.4
--------------------------------------------------------------------------------------------------
   Balance at December 31               72.7      72.7      72.6        72.6      72.5        72.5
==================================================================================================
ADDITIONAL PAID-IN CAPITAL
   Balance at January 1                          123.4                 121.2                 113.6
   Exercise of stock options
     net of shares exchanged                       1.1                   1.2                   1.4
   Tax benefits of early disposition
     of stock by optionees                         0.9                   1.0                   6.2
   Restricted stock activity                       3.2                    --                    --
--------------------------------------------------------------------------------------------------
   Balance at December 31                        128.6                 123.4                 121.2
==================================================================================================
RETAINED EARNINGS
   Balance at January 1                        1,912.5               1,893.1               1,678.8
   Net income                                     89.0                  56.9                 250.3
   Dividends                                     (23.6)                (37.5)                (36.0)
   Spin-off of Octel                            (320.8)                   --                    --
--------------------------------------------------------------------------------------------------
   Balance at December 31                      1,657.1               1,912.5               1,893.1
==================================================================================================
TREASURY STOCK
   Balance at January 1                (13.6)   (745.6)    (10.8)     (617.0)     (7.5)     (425.3)
   Shares repurchased                   (0.7)    (28.5)     (2.8)     (128.6)     (3.3)     (191.7)
   Shares issued                          --       2.9        --          --        --          --
--------------------------------------------------------------------------------------------------
   Balance at December 31              (14.3)   (771.2)    (13.6)     (745.6)    (10.8)     (617.0)
==================================================================================================
ACCUMULATED OTHER COMPREHENSIVE INCOME
   Cumulative Translation Adjustment
     Balance at January 1                        (52.9)                 17.1                 (23.1)
     Translation adjustment                       (6.2)                (70.0)                 40.2
     Spin-off of Octel                            29.0                    --                    --
==================================================================================================
     Balance at December 31                      (30.1)                (52.9)                 17.1
   Minimum Pension Liability
     Balance at January 1                         (2.6)                   --                    --
     Minimum pension liability adjustment         (0.2)                 (2.6)                   --
--------------------------------------------------------------------------------------------------
     Balance at December 31                       (2.8)                 (2.6)                   --
--------------------------------------------------------------------------------------------------
   Total Balance at December 31                  (32.9)                (55.5)                 17.1
--------------------------------------------------------------------------------------------------
TOTAL STOCKHOLDERS' EQUITY              58.4  $1,054.3      59.0   $ 1,307.4      61.7   $ 1,486.9
==================================================================================================

COMPREHENSIVE INCOME
   Net income                                 $   89.0             $    56.9             $   250.3
   Translation adjustment                         (6.2)                (70.0)                 40.2
   Minimum pension liability adjustment           (0.2)                 (2.6)                   --
--------------------------------------------------------------------------------------------------
   Total Comprehensive Income (Loss)          $   82.6             $   (15.7)            $   290.5
==================================================================================================

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

Notes to Consolidated Financial Statements
(in millions, except as indicated)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
Consolidated results of continuing operations, financial position and cash flows refer to the specialty chemical operations of the Company. Reported as discontinued operations are the petroleum additives business (Octel), which was spun off to stockholders in May 1998; the Eastern European Trading business (Chemol), whose operations were concluded in 1998; the environmental services business, sold in January 1999; and the furfural and derivatives business, which is expected to be sold during 1999.

Nature of Operations
The Company is a diversified specialty chemical company. Primary manufacturing operations are located in the United States and Europe. The Company has organized its business segments around differences in products and services, which is the way the Company manages its business. The Company's segments are Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. The Company's products are sold globally. The principal markets include: Computer and Business Equipment, Consumer Electronics, Data Processing, Construction Materials, Telecommunications, Pharmaceuticals, and Pool and Spa Dealers and Distributors.

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

Revenue Recognition
Revenue from sales of products is recognized at the time title passes to the customer. Revenue from services is recognized when the services are provided to the customer.

Cash Equivalents
Investment securities with maturities of three months or less when purchased are considered to be cash equivalents.

Inventories
The Company values its inventories at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method.

--------------------------------------------------------------------------------

Plant and Equipment
Plant and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives for purposes of computing depreciation are: buildings, 10 - 40 years; manufacturing equipment, 7 - 20 years; and office equipment, 3 - 5 years.

Goodwill
Goodwill, the excess of investment over net assets of subsidiaries acquired, is amortized over periods of 8 to 40 years. As of December 31, 1998 and 1997, accumulated amortization was $17 million and $13 million, respectively.

Impairment of Long-Lived Assets
When events or circumstances indicate that the carrying amount of long-lived assets to be held and used might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

Income Taxes
Income taxes are provided on the portion of the income of foreign affiliates that is expected to be remitted to the parent company and be taxable. Unremitted earnings of foreign affiliates, not considered to be permanently reinvested, where taxes have not been provided are immaterial.

Stock-Based Compensation
Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As provided for under SFAS No. 123, the Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Compensation cost for stock options, if any, is measured as the excess of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock. Compensation cost for restricted stock awards is recorded over the requisite vesting periods based on the market value on the date of grant.

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

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

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

New Accounting Standards
Effective January 1, 1998, SFAS No. 130, "Reporting Comprehensive Income," was adopted by the Company. Under provisions of this statement, the Company has included a financial statement presentation of comprehensive income to conform to these new requirements. Statement 130 requires the minimum pension liability and the foreign currency translation adjustments, which prior to adoption were reported separately in stockholders' equity, to be included in other comprehensive income. Implementation of this disclosure standard did not affect the Company's financial position or results of operations.

Effective December 31, 1998, the Company adopted SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which requires reporting information about operating segments in the annual financial statements and in the interim financial reports. Statement 131 also establishes standards for related disclosures about products and services, geographic areas and major customers. The adoption of Statement 131 did not affect the Company's financial position or results of operations.

Effective January 1, 1998, the Company adopted SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement 132 revises the disclosure requirements for employers' pensions and other retiree benefits. Implementation of this disclosure standard did not affect the Company's financial position or results of operations.

In March 1998, the American Institute of Certified Public Accountants (AICPA) issued Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The SOP, which is effective beginning January 1, 1999, specifically defines the criteria under which costs incurred in connection with internal-use computer software projects are to be accounted for as a current period expense or to be capitalized. The Company's current policy is to capitalize computer software development costs. While the adoption of SOP 98-1 is not expected to have a material effect on the Company's financial position or results of operations, it will increase operating costs by approximately $5 million in 1999 compared to 1998.

In April 1998, the AICPA issued SOP 98-5, "Reporting on the Costs of Start-Up Activities." The SOP, which is effective beginning January 1, 1999, requires that certain costs of start-up activities and organization costs previously capitalized be written off and all future costs be expensed as incurred. The adoption of SOP 98-5 is not expected to have a material effect on the Company's financial position or results of operations.

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting standard, which is effective for fiscal years beginning after June 15, 1999, requires the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The Company has not yet determined what the effect of Statement 133 will be on the earnings and financial position of the Company or when the statement will be adopted.

NOTE 2: SPECIAL CHARGES
In the first quarter of 1998, the Board of Directors appointed a new chief executive officer and over the following months, a new senior management team was assembled. Beginning in the third quarter, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs.

As a result of these efforts, a repositioning plan was approved by the Board of Directors that is intended to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability.

The repositioning plan affects the Polymer Additives, Performance Chemicals and Energy Services and Products business units and includes both domestic and international operations primarily in France, Italy and the United Kingdom. The plan provides for improving manufacturing productivity; the closing of production units at four sites; and the consolidation of U.S. flame retardant production. Additionally, the consolidation of sales offices and research and development facilities is planned. As a result of these actions, approximately 500 positions will be eliminated. The Company expects to be substantially complete with the planned actions by the end of 1999.

Accordingly, the Company recognized a special charge of $116.5 million, $74.7 million after income taxes, or $1.26 per share during 1998. This special charge is reflected in the consolidated statement of income as a separate component of operating income. Of the $116.5 million, $48.3 million was recorded for actions taken in the third quarter and another $52.7 million was recorded in the fourth quarter. Additionally, $15.5 million related to costs associated with the transition of the chief executive officer was recorded in the first quarter and is included in the special charge.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

Details of the 1998 special charge activities by business segment are as follows:

================================================================================
                                Amount of                  Reserve
Description                        Charge    Activity      Balance
================================================================================
Asset Impairment (non cash):
   Polymer Additives               $ 25.9       $25.9        $  --
   Performance Chemicals             12.7        12.7           --
   Energy Services and Products       7.9         7.9           --
   Corporate and Other               10.0        10.0           --
================================================================================
                                     56.5        56.5           --
Severance Costs:
   Polymer Additives                 10.9          --         10.9
   Performance Chemicals              3.3         1.6          1.7
   Energy Services and Products       0.4         0.3          0.1
   Corporate and Other                3.0         0.2          2.8
================================================================================
                                     17.6         2.1         15.5
Plant Closures:
   Polymer Additives                  3.2          --          3.2
   Performance Chemicals              6.9          --          6.9
================================================================================
                                     10.1          --         10.1
Senior Management
   Transition (Corporate)            20.5        11.2          9.3
Lease Costs
   (Energy Services and Products)     4.4         0.8          3.6
Other                                 7.4         3.4          4.0
--------------------------------------------------------------------------------
                                   $116.5       $74.0        $42.5
================================================================================


Asset impairment losses relate to consolidation of certain product lines, primarily in the Polymer Additives business unit, where the Company has sufficient capacity to meet anticipated requirements and the shutdown of certain unprofitable operating units. Approximately $41.4 million of the asset impairment loss is related to assets to be held and used until the facility closures can be affected, which are expected to be completed by the end of 1999. The balance of the asset impairment loss relates primarily to certain components of the Company's data processing software which has no future use. The Company recorded an impairment loss to write down the carrying value of these assets to fair value. Fair value was determined using appraised values. The adjusted carrying value of the assets will be depreciated over the remaining life of the assets.

Severance costs include the cost of separation payments to certain employees who have been or will be terminated. Certain of these costs have been individually negotiated with the employee, while others have been determined based upon the provisions of statutory or contractual severance plans. The Company will be eliminating approximately 500 positions and it is expected that all terminations will be substantially completed by the end of 1999. While all areas of the Company will be effected by the work force reductions, the majority of the terminations will occur in manufacturing. As of December 31, 1998, approximately 125 people have been terminated or have been given specific notice of termination dates. Notifications to affected European employees have been made through their unions and workers councils.

The decision to abandon facilities results in closure costs, such as dismantling, decontamination and remediation. Spending related to these costs will begin after the facility has been closed.

Included in the senior management transition costs is $15.5 million for the change in the chief executive officer. The majority of the payments will be completed by 2001.

The lease component of the repositioning plan represents remaining lease payments on one of the Energy Services and Products business unit's deepwater oil well service vessels that was returned to the lessor. Payments under the lease agreement extend through 2001.

In accordance with a plan approved by the Board of Directors in December 1997, the Company took a series of actions to restructure its Water Treatment business and eliminate underperforming assets. The total charge in 1997 amounted to $49.8 million, of which $38.0 million related to asset impairments. The restructuring reserve at December 31, 1997 totaled $7.1 million. A progression of the cash portion of the charge follows:

================================================================================
Description                    1997     Activity         1998
================================================================================
Severance Costs                $1.9         $1.0         $0.9
Other                           5.2          2.9          2.3
--------------------------------------------------------------------------------
                               $7.1         $3.9         $3.2
================================================================================

The asset impairment related primarily to the abandonment of a BCDMH manufacturing facility in Louisiana, a pharmaceutical intermediates production plant in South Arkansas, a pool chemicals plant in Germany and certain mineral leases.

Severance costs are for involuntary termination payments to approximately 20 Water Treatment business unit employees. Such payments are being made over a two-year period.

The original provision for Other included $5.0 million for the cost of exiting a European bromine joint venture and $2.5 million to terminate a facility lease. The Company expects that essentially all spending associated with the charge will be completed in 1999.

NOTE 3: DISCONTINUED OPERATIONS
During 1997, the Board of Directors approved a plan to spin off Octel to the stockholders and to exit the furfural and derivatives, Chemol and environmental services businesses. These operations are included in discontinued operations. The 1997 results include a special provision of $137 million net of income tax benefits of $49 million related to the estimated losses on divestitures and an income tax provision of $38 million related to the anticipated repatriation of Octel earnings. Reserves for the discontinued operations amounted to $145 million at both December 31, 1998 and 1997.

The Octel spin-off was completed on May 22, 1998, through a tax-free distribution of one share of Octel common stock for every four shares of the Company's common stock outstanding. Prior to the spin-off, the Company received a distribution from Octel of approximately $462 million and assumed tax liabilities of approximately $108 million. Stockholders' equity (retained earnings and cumulative translation adjustment) was reduced by approximately $292 million representing the net book value of the distribution to the stockholders.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

-------------------------------------------------------------------------------

A portion of the Chemol business was sold during 1998 and essentially all remaining operations were concluded during the year. The environmental services business was sold in January 1999. The Company expects to sell the furfural and derivatives business during the first half of 1999.

Summary statements of income and financial position for the discontinued operations are set forth below:


Summary Statements of Income

================================================================================
Year Ended December 31         1998         1997         1996
================================================================================
Net Sales                      $352         $769         $866
Income before Income Taxes       49          181          196
Income Taxes                     16           59           66
================================================================================
Income from Operations
   (Net of Taxes)                33          122          130
Special Provision
   (Net of Taxes)                --          137           --
--------------------------------------------------------------------------------
Net Income (Loss) from
   Discontinued Operations     $ 33         $(15)        $130
================================================================================


Summary Statements of Net Assets
================================================================================
December 31                    1998         1997         1996
================================================================================
Current Assets                 $148       $  434       $  473
Net Plant & Equipment            92          205          222
Goodwill and Other Assets        40          480          438
================================================================================
Total Assets                    280        1,119        1,133
Reserve for Losses              145          145           --
Current Liabilities              15          161          151
Other Liabilities                17           86          147
--------------------------------------------------------------------------------
Net Assets                     $103       $  727       $  835
================================================================================

NOTE 4: ACQUISITION AND DISPOSITIONS
On November 3, 1997, the Company completed the acquisition of Cookson Group plc's global antimony products business, Anzon, for $90 million including approximately $46 million of goodwill which will be amortized over a period of 40 years. Anzon is a global producer of antimony-based flame retardants.

The acquisition was accounted for as a purchase and the results of operations are included in the consolidated financial statements from the date of acquisition. The following represents the unaudited pro forma results of continuing operations as if the acquisition had occurred as of January 1, 1996.

================================================================================
Year Ended December 31                      1997         1996
================================================================================
Net Sales                               $1,376.9     $1,430.1
Net Income                                  73.9        123.2
Earnings per share                      $   1.23     $   1.93
================================================================================

The pro forma results do not represent the Company's actual operating results had the acquisition been made at the beginning of the respective years, or the results which may be expected in the future.

During 1996, the Company sold its pool equipment distribution business and its engineered surface treatment business. On an annual basis, these operations accounted for approximately $150 million in sales. These transactions did not have a material impact on the Company's results of operations.

Note 5: CASH AND CASH EQUIVALENTS
Cash and cash equivalents consist of the following:

================================================================================
December 31                                 1998         1997
================================================================================
Cash                                    $   88.4     $   38.7
Time deposits                              323.2         35.0
--------------------------------------------------------------------------------
                                        $  411.6     $   73.7
================================================================================

NOTE 6: INVENTORIES
The major components of inventories are as follows:

================================================================================
December 31                                 1998         1997
================================================================================
Finished products                       $  211.3     $  217.4
Raw materials                               50.0         52.0
Supplies                                    31.9         28.8
--------------------------------------------------------------------------------
                                        $  293.2     $  298.2
================================================================================

NOTE 7: PLANT AND EQUIPMENT
Plant and equipment consist of the following:

================================================================================
December 31                                 1998         1997
================================================================================
Land                                    $   19.8     $   19.9
Buildings                                  121.9        122.5
Equipment                                  939.8        871.7
Construction in Progress                   160.1        126.5
--------------------------------------------------------------------------------
                                         1,241.6      1,140.6
Less allowances for depreciation,
   depletion and amortization              552.1        482.0
--------------------------------------------------------------------------------
                                        $  689.5     $  658.6
================================================================================

Maintenance and repairs charged to costs and expenses were $57 million, $60 million and $63 million for 1998, 1997 and 1996, respectively.

NOTE 8: DEBT
Long-term debt is summarized as follows:

================================================================================
December 31                                 1998         1997
================================================================================
Commercial paper                        $  481.3     $  529.6
Industrial development bonds                12.3         14.2
Other                                       25.7         22.8
================================================================================

                                           519.3        566.6
Less current portion                         4.0          5.1
--------------------------------------------------------------------------------
                                        $  515.3     $  561.5
================================================================================

The average rate of interest on commercial paper borrowing was 5.1% at December 31, 1998. The interest rate on industrial development bonds was 3.7% at December 31, 1998. The bonds have maturities through 2025.

The Company has a $600 million revolving credit agreement with eleven banks which serves as a backup for the Company's commercial paper program that expires in 2001. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A-1 by Standard and Poor's and P-1 by Moody's.

Long-term debt matures as follows: 2000, $13 million; 2001, $485 million; 2002, $3 million; 2003, $3 million; and 2004, $11 million.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

The Company has no confirmed short-term credit lines, but has available for its use substantial non-confirmed credit lines.

During 1998, 1997 and 1996, interest costs were $31 million, $34 million and $24 million, respectively, of which $6 million per year was capitalized as additional costs of plant and equipment. In these years, interest payments were $32 million, $34 million and $25 million, respectively.

NOTE 9: INCOME TAXES
The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes, a reconciliation of the U.S. federal income tax rate to the effective income tax rate, and the components of deferred tax assets and liabilities.

Income Before Income Taxes:

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================

Domestic                     $  18.3    $   79.9     $  145.5
Foreign                         47.9        37.3         38.5
--------------------------------------------------------------------------------
                             $  66.2    $  117.2     $  184.0
================================================================================

Provisions for Income Taxes:

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================
Current:
   Federal                   $   6.5    $   32.8     $   42.5
   State                         4.9         4.4          6.9
   Foreign                      12.5         8.7         13.1
--------------------------------------------------------------------------------
                                23.9        45.9         62.5
================================================================================

Deferred:
   Domestic                    (20.5)       (2.8)        (2.6)
   Foreign                       6.4         2.3          3.5
--------------------------------------------------------------------------------
                               (14.1)       (0.5)         0.9
--------------------------------------------------------------------------------
                             $   9.8    $   45.4     $   63.4
================================================================================

Effective Income Tax Rate Reconciliation:

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================
U.S. federal income tax rate    35.0%       35.0%        35.0%
Change resulting from:
   State income tax              4.8         2.4          2.5
   Depletion                    (3.3)       (2.2)        (1.3)
   Foreign Sales Corporation    (4.8)       (3.5)        (1.4)
   Tax exempt interest          (1.7)         --         (0.1)
   Dividends received deduction (3.3)       (2.5)        (1.2)
   Low income housing credit    (3.2)       (1.5)        (0.7)
   International operations     (5.5)        1.5          0.8
   Statutory tax rate changes     --        (2.1)          --
   Special charge rate
     differential                2.7         4.8           --
   Other                        (5.9)        6.8          0.9
--------------------------------------------------------------------------------
Effective income tax rate       14.8%       38.7%        34.5%
================================================================================

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:

================================================================================
December 31                                 1998         1997
================================================================================
Deferred tax assets
   Accrued expenses                        $13.0        $ 8.9
   Special charges                          15.6          9.4
   Other                                    13.6         10.5
--------------------------------------------------------------------------------
                                           $42.2        $28.8
================================================================================

Deferred tax liabilities
   Depreciation                            $40.1        $46.2
   Foreign liabilities pending
     settlements                            20.0         20.0
   Other                                    19.6         20.1
--------------------------------------------------------------------------------
                                           $79.7        $86.3
================================================================================

Cash payments for income taxes were $109 million, $36 million and $73 million in 1998, 1997 and 1996, respectively.

NOTE 10: STOCKHOLDERS' EQUITY
The Company is authorized to issue up to 200 million shares of common stock with a par value of one dollar per share.

On February 15, 1999, the Company's Board of Directors approved a new Stockholders' Rights Plan, replacing a plan which was scheduled to expire in September 1999. The outstanding rights under the prior Stockholders' Rights Plan will be redeemed at a price of $0.0025 per right, payable to stockholders of record on April 1, 1999. Under the new Stockholders' Rights Plan, the stockholders will receive one right (the "Right") for each outstanding share of common stock of the Company that they owned on the record date. The new Rights have an exercise price of $170 per right, subject to adjustment. Until the Rights become exercisable, they are attached to, and will trade with, the common stock.

The Rights become exercisable and transferable apart from the common stock if a person becomes the beneficial owner of, or offers to acquire, 15 percent or more of the Company's outstanding common stock or the Board declares a 10 percent-or-more stockholder an "Adverse Person" based on certain criteria set forth in the Plan. After a person becomes the beneficial owner of 15% or more of the Company's outstanding common stock or is declared an adverse person (each such event is referred to as a "triggering event"), each Right would entitle the holder, except the acquiring person or Adverse Person, to purchase, at the Right's then current exercise price, the number of Great Lakes common shares having a market value equal to twice the Right's exercise price.

If after one of the triggering events described above, the Company is acquired in a merger or other business combination, and the Rights have not been previously redeemed, the holder of each Right is entitled to purchase, at the Right's then-current exercise price, that number of the acquiring company's common shares having a market value equal to twice the Right's exercise price.

Under certain conditions, the Rights may be redeemed by the Company at a price of $0.01 per Right (subject to adjustment) prior to their expiration on February 15, 2009.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

NOTE 11: EARNINGS PER SHARE
Basic earnings per share is based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that were dilutive and outstanding during the period. The computation of basic and diluted earnings per share is determined using net income or loss as reported as the numerator, and the number of shares included in the denominator is calculated as follows:

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================
Denominator for basic
   earnings per share --
   weighted-average shares      59.0        60.0         63.5
Effect of dilutive securities    0.2         0.3          0.4
--------------------------------------------------------------------------------
Denominator for diluted
   earnings per share           59.2        60.3         63.9
================================================================================

Options to purchase shares of common stock of 1.4 million, 1.1 million and 0.8 million in 1998, 1997 and 1996, respectively were outstanding, but were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares during those years, and therefore the effect would have been antidilutive.

NOTE 12: STOCK COMPENSATION PLANS
The Company has three plans that provide for the granting of stock awards to officers and key employees. The 1998 and the 1993 Stock Compensation Plans have stock awards available for grant; the third plan has options exercisable as of December 31, 1998. The Company is authorized to grant options for up to 4.3 million shares under the plans, of which 1.5 million have been granted. Options under the plans have been granted at the market value at the date of grant, become exercisable over periods of one to five years and expire ten years from the date of grant.

In addition to the options awarded under the plans, the Company on April 6, 1998, granted the Chief Executive Officer an option to acquire 0.7 million shares of the Company's stock. The options were granted at market value on the date of grant; 0.2 million of the shares became exercisable upon grant with the balances becoming exercisable, ratably over four years. The options expire ten years from the grant date.

The status of the Company's stock options is summarized below:

================================================================================
                                                        Weighted-
                                    Shares Under         Average
                                          Option  Exercise Price
================================================================================
Outstanding at January 1, 1996               2.0     $  43.53
Granted                                      0.3        74.94
Exercised                                   (0.5)       26.26
Terminated                                  (0.1)       67.64
--------------------------------------------------------------------------------
Outstanding at December 31, 1996             1.7        52.61
Granted                                      0.4        43.05
Exercised                                   (0.1)       16.82
Terminated                                  (0.1)       55.89
--------------------------------------------------------------------------------

Outstanding at December 31, 1997             1.9        52.79
Granted                                      1.3        43.46
Exercised                                   (0.2)       22.05
Terminated                                  (0.6)       57.02
Adjustment for Octel Spin-off                0.3           --
--------------------------------------------------------------------------------
Outstanding at December 31, 1998             2.7     $  43.57
--------------------------------------------------------------------------------
Currently Exercisable                        1.4     $  45.32
================================================================================

Concurrent with the May 1998 spin-off of Octel, the number of options outstanding was increased by 14 percent or 0.3 million shares and grant prices were reduced by approximately 14 percent to maintain the total value of the options at pre-spin-off levels. In the preceding table, prior years' information has not been restated.

During 1998 the Company awarded restricted stock totaling 0.2 million shares to directors and other key employees. These awards become exercisable over a period of one to twelve years. The Company recognizes compensation expense consistent with the vesting of each award. The compensation expense incurred in 1998 related to those awards totaled $3.2 million.

Options outstanding at December 31, 1998, expire from March 1999, to November 2008. A total of 2.8 million shares are reserved for future grants as of December 31, 1998.

The following table summarizes information concerning outstanding and exercisable options at December 31, 1998:

================================================================================
Range of Exercise Prices     $13-$30     $31-$50      $51-$69
================================================================================
Options Outstanding:
Weighted-Average Remaining
   Contractual Life          1.5 yrs.    8.9 yrs.     6.7 yrs.
Weighted-Average
   Exercise Price            $ 17.66    $  40.32     $  61.84
Number                           0.2         1.9          0.6

Options Exercisable:
Weighted-Average
   Exercise Price            $ 17.66    $  39.77     $  61.50
Number                           0.2         0.6          0.6
================================================================================

The Company accounts for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The following table sets forth pro forma information as if compensation cost had been determined based on the fair value at the grant date for awards under the Company's stock plans consistent with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation". For the purposes of the pro forma disclosure the estimated compensation costs are amortized to expense over the options' vesting period, principally three years. Therefore, because SFAS 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect is only fully reflected in 1998.

================================================================================
December 31                     1998        1997         1996
================================================================================
Weighted average fair value
   per share of options granted
   during the year(1)        $ 13.96    $  13.14     $  24.61
Net Income from continuing
  operations:
   As reported               $  56.4    $   71.8     $  120.6
   Proforma                  $  47.6    $   67.5     $  116.1
Diluted Earnings per share:
   As reported               $  0.95    $   1.19     $   1.89
   Proforma                  $  0.81    $   1.12     $   1.82
Assumptions:
   Expected volatility          23.9%       21.0%        22.8%
   Expected life in years        6.5         6.5          6.0
   Risk free interest rate       5.5%        6.2%         5.3%
   Dividend yield                0.9%        1.4%         0.6%
================================================================================

(1)  on date of grant using the Black-Scholes option pricing model

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

-------------------------------------------------------------------------------

NOTE 13: RETIREMENT PLANS
The Company sponsors various defined benefit pension plans. The following table provides a reconciliation of the changes in the plans' benefit obligations and fair value of assets over the periods ended September 30, 1998, 1997 and 1996, and the funded status to the amounts recognized in the financial statements for those years.

================================================================================
                                1998        1997         1996
================================================================================
Reconciliation of
   benefit obligation:
   Benefit obligation
     at beginning of year    $ 121.9    $  108.6     $   95.4
   Service cost                  6.7         5.7          5.3
   Interest cost                 9.1         8.5          7.6
   Plan participants'
     contributions               0.4         0.4          0.3
   Amendments
     and terminations            2.1         0.4          0.8
   Net actuarial loss/(gain)    20.8         4.0         (0.7)
   Benefits paid                (4.8)       (4.2)        (3.7)
   Foreign currency
     translation loss/(gain)     0.6        (1.5)         3.6
--------------------------------------------------------------------------------
   Benefit obligation
     at end of year          $ 156.8    $  121.9     $  108.6
================================================================================

Reconciliation of fair
   value of plan assets:
   Fair value of plan assets
     at beginning of year    $ 130.6      $108.0        $88.5
   Actual return on plan
     assets                     (1.7)       24.9         12.3
   Employer contributions        4.6         3.5          8.0
   Benefits and expenses
     paid                       (5.4)       (4.9)        (4.3)
   Foreign currency
     translation (loss)/gain     1.2        (0.9)         3.5
--------------------------------------------------------------------------------
   Fair value of plan
     assets at end of year   $ 129.3    $  130.6     $  108.0
================================================================================

Funded status:
   Funded status             $ (27.5)   $    8.7     $   (0.6)
   Unrecognized prior
     service cost                0.9         0.2          0.5
   Unrecognized
     transition obligation       0.9         1.1          1.2
   Unrecognized net
     actuarial loss/(gain)      12.6       (20.1)        (9.8)
   Estimated transfers from
     discontinued operations      --         7.1          7.5
--------------------------------------------------------------------------------
   Net accrued benefit cost  $ (13.1)   $   (3.0)    $   (1.2)
================================================================================

Amounts recognized in the
   balance sheets consist of:
   Prepaid benefit costs     $   2.4    $    1.1     $    1.7
   Accrued benefit liability   (21.7)      (16.6)       (13.5)
   Intangible asset              1.9         1.5          1.6
   Accumulated other
     comprehensive income        4.3         3.9          1.5
   Estimated transfers from
     discontinued operations      --         7.1          7.5
--------------------------------------------------------------------------------
   Net accrued benefit cost  $ (13.1)   $   (3.0)    $   (1.2)
================================================================================

----------------------------------------------------------------------------------------
                                         1998               1997               1996
----------------------------------------------------------------------------------------
Weighted-average
   assumptions at end of year:
   Discount rates                   6.0% to 6.75%        7.7% to 7.75%     7.7% to 8.75%
   Expected return on
     plan assets                    7.0% to 9.0%         8.5% to 9.0%      9.0% to 9.5%
   Rates of compensation
     increases                      4.0% to 4.8%         4.8% to 5.5%      4.8% to 6.5%
Components of net
   periodic benefit cost:
   Service cost                         $   6.7             $    5.7          $    5.3
   Interest cost                            9.1                  8.5               7.6
   Expected return
     on plan assets                       (11.6)                (9.6)             (8.0)
   Amortization of
     prior service cost                     0.2                  0.1               0.1
   Amortization of
     transition obligation                  0.2                  0.2               0.2
   Recognized net
     actuarial loss                         0.1                  0.2               0.4
   Termination benefits                     1.4                   --              (0.1)
   Net benefit costs
     transferred from
     discontinued operations                 --                  1.2                --
----------------------------------------------------------------------------------------
   Net periodic benefit cost            $   6.1             $    6.3          $    5.5
========================================================================================

The decrease in the discount rate assumption in 1998 increased the projected benefit obligation by approximately $22 million.

The projected benefit obligation and fair value of plan assets for the pension plans with projected benefit obligations in excess of plan assets were $10.2 million and $0.2 million respectively, as of December 31, 1997, $7.9 million and $0.1 million, respectively for December 31, 1996. As of December 31, 1998 all plans have a projected benefits obligation greater than plan assets.

The accumulated benefit obligation and fair value of plan assets for the pension plans with accumulated benefit obligations in excess of plan assets were $54.0 million and $38.7 million, respectively, as of December 31, 1998, $9.0 million and $0.2 million, respectively as of December 31, 1997, and $5.1 million and $0.1 million, respectively as of December 31, 1996.

The Company provides no significant post-retirement benefits other than pensions. The estimated transfers from discontinued operations represents benefit cost attributable to employees who participated in Octel pension plans and remained with the Company after the spin-off. In 1998, the benefits for these employees have been incorporated into the Company plans.

NOTE 14: RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $42 million, $42 million and $43 million in 1998, 1997 and 1996, respectively.

NOTE 15: SEGMENT INFORMATION
The Company is organized in the four global segments: Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. These segments are strategic business units that offer products and services that are intended to satisfy specific customer requirements. The units are organized and managed to deliver a distinct group of products, technology and services.

The Polymer Additives segment produces brominated and antimony based flame retardants, UV and antioxidant stabilizers and impact modifiers. The segment serves manufacturers in the following markets: electrical and electronic; construction; automotive; and, furnishings.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

The Performance Chemicals segment produces chemicals to exact specifications or to meet specific applications requirements. The product offering is characterized by technology based product solutions that benefit specific customers. The businesses included in the segment are: fine chemicals for pharmaceutical and life sciences companies; fluorine chemicals for use in fire suppression systems, refrigerants and medical and pharmaceutical products; brominated intermediates and agricultural products and toxicological testing services for chemical, pharmaceutical and food additive producers.

The Water Treatment segment is a producer of water treatment chemicals for the recreational swimming pool and spas water treatment industry. These products are sold to pool and spa dealers, distributors and mass market retailers. The Water Treatment segment also produces specialty biocides for use in cooling tower water treatment, wastewater treatment and pulp and paper production.

The Energy Services and Products segment provides products and services to oil and gas well operators. The segment produces bromine-based clear fluids and completion fluids and provides ancillary well completion services such as gravel packing, high-pressure fracturing, packing, well stimulation and coil-tube intervention.

The Company evaluates business unit performance and allocates resources based on operating income which represents net sales less costs of products sold, selling, administrative and research expenses. Each of the Company's segments uses bromine as a raw material in their production processes. Bromine is transferred at cost and assets used in the production of bromine are allocated to business units based on the percentage of production consumed. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Corporate and Other includes the corporate offices in 1998, 1997 and 1996 in addition to businesses that were not part of the current segment organization and were sold. Segment assets primarily include accounts receivable; inventory; net plant and equipment and other miscellaneous assets. Assets included in Corporate and Other principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated plant and equipment, including the Company's new ERP software system. Geographic sales information is reported based on the location which invoices the external customer. Geographic long-lived assets are grouped by the location of the reporting country. Intersegment sales are insignificant and are eliminated in consolidation.

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================
Net Sales by Segment
   to External Customers:
   Polymer Additives        $  584.2    $  553.9     $  536.8
   Performance Chemicals       314.8       282.7        247.2
   Water Treatment             378.7       350.1        429.5
   Energy Services
     and Products              115.7       112.9         95.9
================================================================================

   Total Sales of
     Reportable Segments     1,393.4     1,299.6      1,309.4
   Corporate and Other           0.9        11.6         42.9
--------------------------------------------------------------------------------
                             1,394.3     1,311.2      1,352.3
================================================================================

================================================================================
Year Ended December 31          1998        1997         1996
================================================================================
Segment Profit:
   Polymer Additives        $   78.9    $   92.9     $   97.2
   Performance Chemicals        70.2        51.1         38.5
   Water Treatment              54.5        46.3         34.6
   Energy Services
     and Products               11.0        20.3         19.1
================================================================================

   Total Profits of
     Reportable Segments       214.6       210.6        189.4
   Corporate and Other         (24.2)      (19.0)        (5.5)
   Special Charges            (116.5)      (49.8)          --
--------------------------------------------------------------------------------
   Operating Income             73.9       141.8        183.9
================================================================================

Interest and Other Income       37.0        31.7         56.6
Interest and Other Expense      44.7        56.3         56.5
--------------------------------------------------------------------------------
Income before Income Taxes  $   66.2    $  117.2     $  184.0
================================================================================

Depreciation Expense:
   Polymer Additives        $   37.9    $   32.6     $   29.7
   Performance Chemicals        20.8        18.9         15.2
   Water Treatment               9.1        10.4          9.6
   Energy Services
     and Products                8.7         6.9          5.6
   Corporate and Other           2.1         1.1          1.1
--------------------------------------------------------------------------------
                            $   78.6    $   69.9     $   61.2
================================================================================

Segment Assets:
   Polymer Additives        $  664.3    $  650.6     $  551.8
   Performance Chemicals       302.4       307.2        298.6
   Water Treatment             227.7       239.3        279.9
   Energy Services
     and Products              147.3       128.1        108.3
   Corporate and Other         560.4       218.7        279.3
   Net Assets of
     Discontinued Operations   102.5       726.5        834.8
--------------------------------------------------------------------------------
                            $2,004.6    $2,270.4     $2,352.7
================================================================================

Investment in
   Equity Method Investees:
   Polymer Additives        $   10.7    $   11.3     $    8.5
Expenditures for
   Long-lived Assets:
   Polymer Additives        $   52.0    $  118.9     $   88.7
   Performance Chemicals        29.4        27.4         43.7
   Water Treatment              11.1         7.0         18.8
   Energy Services
     and Products               28.7        21.0         15.8
   Corporate and Other          39.4        33.7          7.9
--------------------------------------------------------------------------------
                            $  160.6    $  208.0     $  174.9
================================================================================

Geographic Information
Net Sales to
   External Customers:
   United States            $  880.8    $  826.0     $  860.1
   United Kingdom              313.1       271.8        271.5
   Other Foreign               200.4       213.4        220.7
--------------------------------------------------------------------------------
                            $1,394.3    $1,311.2     $1,352.3
================================================================================

Long-lived Assets:          $  644.9    $  622.6     $  532.9
   United States               240.5       223.6        248.8
   Foreign                     240.5       223.6        248.8
--------------------------------------------------------------------------------
                            $  885.4    $  846.2     $  781.7
================================================================================


--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

--------------------------------------------------------------------------------

NOTE 16: INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES
As of December 31, 1998, the Company's investment in unconsolidated affiliates consists mainly of a 50% interest in Tetrabrom Technologies, Ltd., an Israeli manufacturer of tetrabromobisphenol-A, and a preferred stock interest in Huntsman Chemical Corporation (HCC) consisting of 58,700 shares of series A cumulative preferred stock with an annual dividend rate of 14%. Beginning in the year 2000, the annual dividend rate will increase 1% per year to a maximum rate of 25%. The preferred shares have a face value of $59 million. The Company is a limited partner in certain low income housing investments that generate benefits in the form of tax credits.

The Company's equity in earnings (losses) of unconsolidated affiliates was $(0.2) million, $2 million and $1 million for 1998, 1997 and 1996, respectively. Preferred dividends from HCC amounted to $8 million a year for the last 3 years.

NOTE 17: FINANCIAL INSTRUMENTS
Foreign Exchange Risk Management
In the normal course of business, operations of the Company are subject to risks associated with changing foreign exchange rates. These fluctuations can vary the costs of financing, investing and operating. Accordingly, the Company hedges certain portions of its exposure to foreign currency fluctuations through the use of option strategies and forward exchange contracts to protect the value of its existing foreign currency assets and liabilities commitments and anticipated foreign currency revenues.

It's the Company's policy to enter into foreign currency hedging transactions only to the extent considered necessary to achieve the objectives stated above. The Company does not enter into foreign currency transactions for speculative purposes.

The Company enters into currency option and forward contracts to hedge anticipated foreign currency transactions during the next 12 months. The principal currencies hedged are the Japanese yen, French franc, German mark, Italian lira and the British pound. The Company uses currency swap contracts to hedge long-term intercompany loans and the related interest. These contracts hedge the French franc, German mark and Italian lira against the British pound. The terms of the swap contracts match the loan payment terms.

As of December 31, the stated, or notional amounts of the Company's outstanding derivative financial instruments and the respective fair values were as follows:

================================================================================
                             1998                1997
                       Stated    Fair       Stated    Fair
                        Value    Value       Value    Value
================================================================================
Foreign currency
   options and
   forward contracts    $ 13.3  $  7.8      $  5.9   $  1.2
Foreign currency
   swap contracts       $108.8  $115.6      $117.5   $128.8
================================================================================

Gains and losses arising from the use of such instruments are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions. At December 31, 1998 and 1997, the Company had deferred losses related to hedging activities of $0.2 million and zero, respectively. Deferred amounts to be recognized can change with market conditions and will be substantially offset by changes in the value of the related hedged transactions. The impact of currency options used for foreign exchange risk management on pretax income in 1998 and in 1997 was a net gain of approximately $0.9 million and $4.4 million, respectively.

Fair Value of Financial Instruments

The Company's financial instruments, exclusive of certain derivative financial instruments as discussed above, generally consist of cash and cash equivalents, accounts and notes receivable, accounts and notes payable and long-term debt. At December 31, 1998 and 1997, the fair values of cash and cash equivalents, accounts and notes receivable, accounts and notes payable approximated carrying values due to the short-term nature of these instruments. The Company currently uses commercial paper borrowing for most of its financing requirements. Interest rates on commercial paper approximate current market rates. The majority of the Company's long-term debt is commercial paper with interest rates that approximate current market rates resulting in a fair value that approximated the carrying value at December 31, 1998 and 1997.

Concentrations of Credit Risk
The Company sells a broad range of products to a diverse group of customers operating throughout the world. These industries generally are not significantly affected by changes in economic or other factors. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Counterparties to the currency swap agreements are major financial institutions. Credit losses from counterparty non-performance are not anticipated.

NOTE 18: COMMITMENTS AND CONTINGENCIES
The Company has various purchase commitments for raw materials, supplies and plant and equipment incident to the ordinary conduct of business. None of the raw material and supply commitments represent unconditional purchase obligations. In the aggregate, such commitments are not at prices in excess of current market. At December 31, 1998, the Company had committed approximately $82 million to complete capital projects.

The Company has various operating leases primarily for the use of office space, computer equipment and services and marine service vessels. Future minimum lease payments under these non-cancelable operating leases totaled $61 million at December 31, 1998 as follows: 1999 - $19 million; 2000 - $16 million; 2001 - $12 million; 2002 - $9 million; 2003 - $5 million.

Rent expense for all operating leases amounted to $24 million, $16 million and $19 million for 1998, 1997 and 1996, respectively.

The Company is subject to various lawsuits and claims with respect to matters such as governmental regulations, income taxes and other actions arising out of the normal course of business. The Company is also subject to contingencies pursuant to environmental laws and regulations that in the future may require the Company to take action to correct the effects on the environment of prior manufacturing and waste disposal practices.

Environmental remediation costs that relate to current operations are expensed or capitalized as appropriate. Costs that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Environmental liabilities and litigation accruals of approximately $40 million have been reflected in the Company's consolidated balance sheet at December 31, 1998. While it is not possible to predict or determine the outcome of actions brought against the Company or the ultimate cost of environmental matters, the Company believes that the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or consolidated results of operations.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

-------------------------------------------------------------------------------

Quarterly Results of Operations

----------------------------------------------------------------------------------------------------------------------------
(millions, except per share data)
1998 - THREE MONTHS ENDED                                     Mar. 31           Jun. 30         Sept. 30           Dec. 31
============================================================================================================================

Net Sales                                                      $334.7            $401.9           $340.5            $317.2
Operating Expenses
   Cost of products sold                                        241.4             286.6            249.8             233.7
   Selling, administrative and research expenses                 46.0              54.9             48.2              43.3
   Special charges                                               15.5                --             48.3              52.7
----------------------------------------------------------------------------------------------------------------------------
                                                                302.9             341.5            346.3             329.7
============================================================================================================================
Operating Income (Loss)                                          31.8              60.4             (5.8)            (12.5)
Interest and Other Income                                         8.1               8.1             12.3               8.5
Interest and Other Expenses                                      12.4              11.0              4.8              16.5
============================================================================================================================
Income (Loss) from Continuing Operations before Income Taxes     27.5              57.5              1.7             (20.5)
Income Taxes                                                     10.3              19.6              0.5             (20.6)
============================================================================================================================
Net Income from Continuing Operations                            17.2              37.9              1.2               0.1
Net Income from Discontinued Operations                          25.5               7.1               --                --
----------------------------------------------------------------------------------------------------------------------------
Net Income                                                      $42.7             $45.0             $1.2              $0.1
============================================================================================================================
Earnings per Share:
Basic
   Continuing Operations                                        $0.29             $0.64            $0.02                --
   Discontinued Operations                                       0.44              0.12               --                --
----------------------------------------------------------------------------------------------------------------------------
                                                                $0.73             $0.76            $0.02                --
============================================================================================================================
Diluted
   Continuing Operations                                        $0.29             $0.64            $0.02                --
   Discontinued Operations                                       0.43              0.12               --                --
----------------------------------------------------------------------------------------------------------------------------
                                                                $0.72             $0.76            $0.02                --
============================================================================================================================
Cash Dividends Paid per Share                                   $0.16             $0.16            $0.08             $0.08
----------------------------------------------------------------------------------------------------------------------------
Stock Price Data(1)
   High                                                            54           54 3/16           41 1/2           45 7/16
   Low                                                             40          37 13/16         36 11/16           37 7/16
   Year-End Close                                                                                                       40
----------------------------------------------------------------------------------------------------------------------------
1997 - THREE MONTHS ENDED                                     Mar. 31           Jun. 30         Sept. 30           Dec. 31
============================================================================================================================
Net Sales                                                      $319.5            $356.4           $309.6            $325.7
Operating Expenses
   Cost of products sold                                        230.7             253.8            220.5             232.5
   Selling, administrative and research expenses                 44.6              45.7             42.2              49.6
   Special charges                                                 --                --               --              49.8
----------------------------------------------------------------------------------------------------------------------------
                                                                275.3             299.5            262.7             331.9
============================================================================================================================
Operating Income (Loss)                                          44.2              56.9             46.9              (6.2)
Interest and Other Income                                         5.9               6.5              8.4              10.9
Interest and Other Expenses                                       9.1              11.5             10.2              25.5
============================================================================================================================
Income (Loss) from Continuing Operations before Income Taxes     41.0              51.9             45.1             (20.8)
Income Taxes                                                     14.7              18.8             16.0              (4.1)
============================================================================================================================
Net Income (Loss) from Continuing Operations                     26.3              33.1             29.1             (16.7)
Net Income (Loss) from Discontinued Operations                   26.5              29.3             29.7            (100.4)
============================================================================================================================
Net Income (Loss)                                               $52.8             $62.4            $58.8           $(117.1)
----------------------------------------------------------------------------------------------------------------------------
Earnings (Loss) per Share:
Basic
   Continuing Operations                                        $0.43             $0.55            $0.48            $(0.28)
   Discontinued Operations                                       0.44              0.49             0.50             (1.68)
---------------------------------------------------------------------------------------------------------------------------
                                                                $0.87             $1.04            $0.98            $(1.96)
===========================================================================================================================
Diluted
   Continuing Operations                                        $0.43             $0.55            $0.48            $(0.28)
   Discontinued Operations                                       0.43              0.49             0.50             (1.68)
----------------------------------------------------------------------------------------------------------------------------
                                                                $0.86             $1.04            $0.98            $(1.96)
----------------------------------------------------------------------------------------------------------------------------
Cash Dividends Paid per Share                                   $0.15             $0.15            $0.16             $0.16
============================================================================================================================
Stock Price Data(1)
   High                                                        50 3/4            52 7/8           54 7/8                53
   Low                                                         41 5/8            41 1/2          45 9/16           42 1/16
   Year-End Close                                                                                                  44  7/8
----------------------------------------------------------------------------------------------------------------------------

(1) Stock prices prior to May 22, 1998, do not reflect the Octel spin-off.

--------------------------------------------------------------------------------
GREAT LAKES CHEMICAL CORPORATION

CORPORATE OFFICERS



Mark P. Bulriss
Chief Executive Officer and President

Louis M. Maresca
Executive Vice President and
President of Performance Chemicals

C. Hugh Morton
Executive Vice President and
President of Polymer Additives

L. Donald Simpson
Executive Vice President,
Global Supply Chain Management,
Engineering and Systems

Marshall Bloom
Executive Vice President and
Chief Executive Officer of Water Treatment

Richard L. Boehner
Senior Vice President, Corporate Development and Strategic Planning

Mark E. Tomkins
Senior Vice President and Chief Financial Officer

Stephen D. Clark
Vice President, General Manager,
Asia/Pacific - Polymer Additives

Mark S. Esselman
Vice President, Human Resources

Robert L. Hollier
Vice President and
Chief Executive Officer of OSCA, Inc.

John V. Lacci
Vice President and General Counsel

Robert J. Smith
Vice President and Controller

Mary P. McClanahan
Corporate Secretary

Stephen E. Brewer
Assistant Treasurer

BOARD OF DIRECTORS


Mark P. Bulriss 4,5,6
Chief Executive Officer and President
Director since 1998

Thomas M. Fulton 2,3,4
President and Chief Executive Officer
Landauer, Inc.
Director since 1995

Martin M. Hale 1,4,5,6
Chairman of the Board of Great Lakes;
Executive Vice President
Hellman Jordan Management Company, Inc.
Investment advisors
Director since 1978

Louis E. Lataif 1,2
Dean of the School of Management, Boston University
Director since 1995

Richard H. Leet 2,3,4
Retired Vice Chairman and Director
Amoco Corporation
Director since 1994

Robert B. McDonald 3
Retired Chief Executive Officer and President of Great Lakes
Director since 1994

Mack G. Nichols 1,2
President and Chief Operating Officer
Mallinckrodt Inc.
Director since 1998

Jay D. Proops 4,5,6
Former Vice Chairman
The Vigoro Corporation
Director since 1996



1  Audit Committee
2  Compensation and Incentive Committee
3  Environmental, Safety and Health Committee
4  Executive Committee
5  Finance Committee
6  Succession Planning Committee

Economic Value Added/R/
Responsible Care/R/

Wholly Owned Subsidiaries


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

Harris Trust and Savings Bank Attn: Shareholder Services 311 West Monroe Street, 11th Floor Chicago, Illinois 60606-4607(312) 461-6001 hearing impaired: (312) 461-5633 www.harrisbank.com

Independent Auditors Ernst & Young LLP Indianapolis, Indiana

Listings New York Stock Exchange New York, New York

Pacific Stock Exchange Los Angeles and San Francisco, California

Ticker Symbol: GLK

Annual Meeting The Annual Meeting of the Stockholders will be held at 11:00 a.m., Thursday, May 6, 1999, at the Parkwood IV, 500 East 96th Street, Conference Center, Indianapolis, Indiana.

Form 10-K and Other Information A complimentary copy of the company's 1998 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the company, please contact:

Jeffrey Potrzebowski Director, Investor Relations

or

Gregory J. Griffith Director, Public Affairs and Administration

Great Lakes Chemical Corporation 500 E. 96th Street, Suite 500 Indianapolis, Indiana 46240 USA Phone: (317) 715-3000 www.greatlakeschem.com


Great Lakes Chemical Corporation
500 E. 96th Street, Suite 500
Indianapolis, Indiana 46240 USA
(317) 715-3000