Form 10-K, Exhibit 13
period 1999-12-31
GREAT LAKES CHEMICAL CORP
filed 2000-03-29
CIK 43362

                                                                      EXHIBIT 13
                        Great Lakes Chemical Corporation
                               1999 Annual Report

                                     (PHOTO)





Great Lakes is a customer-focused supplier of innovative specialty chemical solutions. Its broad range of products includes flame retardants and other polymer additives, performance and fine chemicals, fire extinguishants, water treatment chemicals and products and services for oil and gas drilling. The company serves customers and markets through a global network of integrated sales, production, research, technical service and distribution facilities.



1    1999 FINANCIAL AND OPERATING HIGHLIGHTS

2    MESSAGE TO SHAREHOLDERS

6    GROWING OUR TECHNOLOGY BASE

8    WORKING SMARTER

10   DIALING INTO OUR CUSTOMERS

12   WORLD-CLASS CULTURE

14   REVIEW OF OPERATIONS

18   FINANCIAL REVIEW

19 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

26   MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS

26   REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

27   CONSOLIDATED STATEMENTS OF INCOME

28   CONSOLIDATED BALANCE SHEETS

29   CONSOLIDATED STATEMENTS OF CASH FLOWS

30   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

31   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

41   QUARTERLY RESULTS OF OPERATIONS

42   CORPORATE OFFICERS AND DIRECTORS



1999 FINANCIAL HIGHLIGHTS

(millions, except per share data)                                                  1999               1998                  1997
--------------------------------------------------------------------------------------------------------------------------------

Results of Operations, Including Special Charges:
   Net sales                                                                   $1,453.3           $1,394.3              $1,311.2

   Gross profit                                                                   423.1              382.8                 373.7

   Operating income                                                               162.1               73.9                 141.8

   Net income from continuing operations                                          139.6               56.4                  71.8

   Net income                                                                     139.6               89.0                  56.9

   Diluted earnings per share from continuing operations                           2.41               0.95                  1.19

   Diluted earnings per share                                                      2.41               1.50                  0.94
--------------------------------------------------------------------------------------------------------------------------------

Results of Continuing Operations, Excluding Special Charges:

   Net sales                                                                   $1,453.3           $1,394.3              $1,311.2

   Gross profit                                                                   423.1              382.8                 373.7

   Operating income                                                               180.3              190.4                 191.6

   Net income                                                                     151.4              131.2                 110.4

   Diluted earnings per share                                                      2.61               2.21                  1.83
--------------------------------------------------------------------------------------------------------------------------------


1999 OPERATING HIGHLIGHTS

-    Increased sales volume by 8%, with 6% coming from acquisitions.

- Boosted gross margins to 29.1% - the highest level since 1995, with the commencement of restructuring and productivity initiatives.

- Increased net income from continuing operations before special charges by 15%.

- Generated a record setting 33% operating income growth in the Water Treatment business.

- Expanded the product offerings in Polymer Additives and Water Treatment by acquiring FMC's Process Additives Division (PAD).

- Broadened our capabilities in Performance Chemicals with the acquisition of NSC Technologies.

- Implemented Enterprise Resource Planning (ERP) systems company-wide in order to serve our customers more effectively.

- Continued to drive Economic Value Added(R) (EVA) deep into the organization as the measurement of success in generating shareholder value.

- Generated $76 million in cash through the sale of previously discontinued businesses.

- Announced anticipated sale of approximately 50% of Energy Services and Products business through an initial public offering to be completed in 2000.

MESSAGE TO SHAREHOLDERS

(PHOTO)

Mark P. Bulriss, Chief Executive Officer and President

More than a year ago, we set out to build a new foundation for Great Lakes on the twin pillars of growth and productivity. Our blueprint for creating shareholder value has been straightforward and simple: Grow by commercializing new products and by acquiring complementary technologies, and improve the productivity of all our assets through restructuring and Six Sigma.

In 1999 we stuck to our plan. Our hard work produced good--but not great--results. We faced the head wind of higher systems costs necessary to ready us for the new century, pricing pressure particularly in our Polymer Additives business, and significantly lower exploration and production in the Gulf of Mexico. Despite these challenges, earnings per share from continuing operations increased by 18 percent, excluding special charges, revenue for the year grew 4 percent to $1.5 billion, and we generated, including the cash from discontinued businesses, free cash flow of $152 million. Though certainly not satisfied with these results, we view them as a positive signpost on our journey to becoming a great company.

PERFORMANCE HIGHLIGHTS We knew we would have our work cut out for us in 1999. Strong leadership and a clear focus on our objectives would be required. As a result of our employees' resilience, commitment and determination, we achieved several noteworthy goals:

- Our safety record as measured by our OSHA injury rate improved 40 percent over 1998.

- We expanded and fortified our growth platforms by acquiring NSC Technologies and FMC's Process Additives Division. Together, these acquisitions expand and strengthen our product offerings as well as capabilities in three of our four business units.

- Our drive for productivity helped us achieve a gross margin of 29.1 percent, the company's highest level since 1995.

- Our Water Treatment business achieved record sales and operating income. These results reflect strong key account management, sales growth of higher margin products, an acquisition that more than doubled our industrial water treatment business and the leverage of lower raw materials costs.

- Polymer Additives volume grew by 15 percent despite tough competition in bromine-based flame retardants. Sales of our patented No Dust Blends (NDB) grew by 50 percent for the second consecutive year.

- Strong sales of fluorine derivatives and agricultural chemicals contributed to a 10 percent increase in sales of Performance Chemicals.

- We announced our plan to sell up to 50 percent of our wholly owned OSCA, Inc. oil field services subsidiary in an initial public offering scheduled for the first half of 2000. This move positions Great Lakes as a pure specialty chemical company with one of the strongest business and product portfolios in our sector.

- Great Lakes enters the millennium with one of the strongest balance sheets in the industry. This inherent financial strength and flexibility provides the wherewithal to meet our growth objectives.

> Great Lakes generated sufficient cash flow allowing not only for the investment in organic growth opportunities but also the expansion of the Company's product offerings and global reach through two significant acquisitions and the return of cash to our shareholders in the form of share repurchase totaling $159 million.

ENGINEERING GROWTH AND PRODUCTIVITY To build shareholder value we must continue to grow. And the two proven means of generating growth are through strategic acquisitions and the commercialization of new products that bring value to our customers. In 1999 we made important strides on both fronts. We fortified our Polymer Additives business when we purchased the Process Additives Division
(PAD) of FMC Corporation. By adding phosphate- based flame retardants to our product mix, we solidified our competitive differentiation as the one-stop resource for additives. In addition, PAD is a leading manufacturer of corrosion inhibitors and scale control products for industrial water treatment applications, and this acquisition effectively doubles the size of our industrial water treatment business.

We also strengthened our Fine Chemicals business when we acquired NSC Technologies, a leading developer of complex chiral-based intermediates for the pharmaceutical industry. This acquisition brought a talented group of scientists, a robust new product pipeline and the synergy of building-block compounds that can be manufactured at existing Great Lakes facilities. NSC will be an important enabler for achieving our target of more than 15 percent annual growth for our Fine Chemicals business.

To meet our targets for organic growth, we developed a new infrastructure that focuses and re-energizes the new product development process. In our Polymer Additives business, for example, we consolidated both our research and pilot testing functions, and created marketing-led project teams chartered to identify, develop and rapidly commercialize new products that bring value to our customers. We have set our sights high, but remain confident we can reduce our time to market for new products by 50 percent.

In addition, we are driving revenue growth by making investments in providing new skills and tools for our sales organization. We introduced new incentive plans to focus our commercial teams on profitable growth opportunities, and we are rolling out Sales Excellence training to better enable our people to convey the value Great Lakes can bring to existing and prospective customers.

Great Lakes is blessed with employees who work hard and who want to win. But in today's competitive environment, effort and determination alone are not enough. So we've introduced new skills, powerful new tools and proven processes that, by further strengthening our committed people, will help our company meet its commitments.

We took important steps to improve quality, eliminate waste and drive down costs when we introduced Six Sigma across all of Great Lakes. Six Sigma gives us precise tools for measuring product variability and for discovering opportunities to improve manufacturing processes. In Laredo, Texas, for example, Six Sigma helped us boost capacity by 20 percent. While the incremental savings will be in excess of $10 million in 2000, an even bigger win will be higher quality and better service for our customers.

We also launched our new Enterprise Resource Planning system in Europe and the Americas. This system gives us instant access to the data we need to manage our company more efficiently as a global business. As the backbone of our Sales, Operations and Inventory Planning process, it is helping us lower costs through improved inventory planning and logistics. It also gives our customer service and administrative associates a new tool to deliver world-class customer service.

Our company-wide focus on Economic Value Added(R) (EVA) is helping us create shareholder value by maximizing our return on our capital investments. In 1999 we achieved 90 percent of our EVA target across the company. It is worth noting that EVA drove a 25 percent reduction on capital spending by forcing us to recognize the true cost of capital.

Winning organizations succeed by focusing and cultivating the talents of their employees. This year more than 2,000 Great Lakes employees participated in our comprehensive Human Resources Review process, designed to help instill core values, open new career paths and encourage constructive dialogue about performance and career development. This process helps ensure we have the right people with the right skills committed to building a great business.

OUTLOOK Great Lakes overcame some difficult obstacles in 1999 to achieve a strong performance. Still, our results fall short of our vision, and we are disappointed that our stock price does not yet reflect the progress we've made. We believe recognition will come, however, as we continue to expand our technology base, develop new customer-driven applications, focus on higher value products and strengthen our market positions in the Americas, Europe and Asia.

We have much work ahead of us as we turn the corner into a new century. At the same time, I'm proud of the position we're in and especially proud of the people who have worked so hard to put us there. Our employees are preparing for the future by embracing new training opportunities. They're stretching themselves to cover a broader set of responsibilities. And they're taking on--and completing--new projects that looked impossible 18 months ago. Their commitment and performance leaves me confident that for Great Lakes shareholders, employees and customers alike, the best is yet to come.

Sincerely,

(SIGNATURE)

Mark P. Bulriss, Chief Executive Officer and President
March 29, 2000



CHAIRMAN'S MESSAGE

In September 1994, I was asked by your Board of Directors to step in, initially as acting Chairman, to oversee a management transition brought about by the disability and eventual death of Emerson Kampen, longtime Chairman, CEO and builder of Great Lakes. It quickly became apparent that this was not going to be a short-term assignment, and I realized that a total transformation of the company was required.

During this time period many costly and time-consuming changes were made. Non-core businesses were sold or spun-off. Significant infrastructure investments were made. With the exception of myself, the Board of Directors was completely renewed, with the senior member now dating back to only 1994. And most importantly, Mark Bulriss was hired as CEO and President in April 1998 with a mandate for change.

Today, Great Lakes is a dynamically managed, tightly focused, financially strong, goal-oriented team. There is not one small corner of the company that has not been positively affected by the arrival of Mark Bulriss. I believe that the assignment given me in 1994 has been completed. Consequently, I will be stepping down as non-Executive Chairman effective at the Annual Meeting, May 4, 2000.

The appointment of Mark Bulriss as Chairman reflects the obvious: that the Board of Great Lakes Chemical has very high confidence in Mark, the management team he has attracted to Great Lakes and the strategic plans that have been formulated and are being executed to renew and extend Great Lakes' traditional role as a growth company and a leader in the specialty chemical industry. Congratulations, Mark, and my sincere wishes for enormous success in your new role.

Dick Leet will be leaving the Board at this year's Annual Meeting as a result of the Board's mandatory retirement age. Personally, and on behalf of the Board, I would like to thank Dick for his steadfast support during this period of great transition. I will miss his wise counsel and firm guidance.

In closing, I would be remiss if I failed to comment on my great disappointment in the valuation of our stock. All I can say is that, in my opinion, it fails to reflect the significantly positive work of the Board and the achievements of management and all our employees over the past several years. Please be assured that we all remain committed to maximizing the long-term value of our stock.

Sincerely,

(SIGNATURE)





Martin M. Hale, Chairman of the Board

BEST PRACTICES

There's a new spirit of innovation and creativity at Great Lakes. Throughout the corporation, our employees are committing themselves to best practices that are boosting our performance in four vital areas. They're helping us GROW OUR TECHNOLOGY BASE by integrating newly acquired and developed technologies into our product mix. They're applying their expertise and technical prowess toward new programs that help us WORK SMARTER. They're DIALING INTO OUR CUSTOMERS like never before to deliver value through technology and service. And they're contributing to a WORLD-CLASS CULTURE built on leadership, initiative and accountability. This year, we asked employees from throughout the organization to describe what they're doing to make Great Lakes a premier specialty chemical company. They speak for the thousands of Great Lakes employees around the world whose resilience, commitment and determination are making us a better company every day.

GROWING OUR TECHNOLOGY BASE

"Growth doesn't have to come from new molecules alone. We've been able to move many of our traditional brominated intermediates from commodity-type chemicals into performance products that serve our customers in a variety of markets and applications. We no longer make molecules and assume one size fits all. In the Brominated Performance Products business, we direct our marketing and technology focus solely at providing solutions to key customer and market needs."

Anne Noonan, Global Manager, Commercial Development and Technology, Brominated Performance Products

(PHOTO)

(PHOTO)

(PHOTO)

"Drug candidates developed to treat HIV, cancer and cardiovascular disease are increasingly complex and are nearly always chiral materials. Synthesizing these complex chiral intermediates requires sophisticated bioprocesses and chemical processes. The combined strengths of NSC Technologies for chiral synthesis and Great Lakes in both traditional chemical processes and manufacturing gives us the competitive edge we need to capitalize on these growth opportunities and contribute to more effective therapies. We can perform these reactions in a cost-effective manner and in cGMP facilities."

Mark R. Johnson, Research and Development Director,
Great Lakes Fine Chemicals

"We've made expanding our non-halogen platform a leading research priority. And we're better positioned than other companies to succeed for several reasons. First, we have some good building blocks already in place. Plus, we can leverage both our stabilization knowledge and our knowledge of flame retardant technology. We also have strong positions in high-growth markets like consumer electronics and furniture. In the latter case, federal regulations concerning many other applications - especially for tables and chairs in public-sitting places like restaurants, hospitals and student unions - are now requiring stabilization as well as flame retardancy. From there, we can also start building other polymers - other resins, for example - and expand into even more applications."

Elisabeth Papazoglou,
Project Manager, Flame Retardants

(PHOTO)

(PHOTO)

WORKING SMARTER

(PHOTO)

"Our new Enterprise Resource Planning system has allowed us to introduce Manufacturing Resource Planning to the entire organization through our company-wide Sales, Operations and Inventory Planning (SOIP) process. With SOIP, management uses realistic planning underpinned with performance measurement to fully plan and control the business, lower costs and boost productivity. It's allowed us to better respond to customer demand by improving sales forecasting processes, operations planning disciplines and inventory planning processes."

Dirk Verelst, Global SOIP Project Leader


"Today, the polyolefin products group has no less than nine key markets including automobile, packaging, wire and cable, building and construction, durable goods, fibers, agrofilms, medical devices and electronics equipment - and most of those markets are growing faster than the GDP. We take a market-needs-driven approach to all of them. That means we talk not only to our customers but to customers of our customers as well, because they set the trends. That way, we can find out what the auto industry, for example, will want in two to three years. We also stay in very close contact with Sales and Technical Service. By anticipating trends and focusing most attentively on a smaller number of top-priority projects, we're able to translate them into products we know our customers want. And we're able to decrease time to market."

Claudia Beyer, Global Markets Leader, Polyolefins,
Frauenfeld, Switzerland

"New products are always an exciting and morale-boosting challenge, and our operators are keying on the opportunities NSC Technologies is providing. In 1999 we began to manufacture two intermediates for anti-viral and anti-cancer drugs that NSC had traditionally outsourced - Tic B at Konstanz and Z D Proline at Halebank. And there's much more ahead. Over the next 18 months Halebank will begin work on a three-stage process for NSC with sales potential of $20 million. And our Palmer Research and Halebank pilot plants have already produced three products in NSC's exciting new product pipeline."

Len Marland, Product and Process Development Director for Europe

(PHOTO)

(PHOTO)

(PHOTO)
"Last year we increased the capacity of our antimony trioxide furnacing process
- that's our bread and butter product at our Laredo plant - and we used Six Sigma to do it. Six Sigma gives the experts in the process - the operators and supervisors who run the equipment - new tools and statistical data that are much more accurate than gut feel. These tools dispelled some myths and helped us focus on the big levers, so we get more bang for the buck. A 3 percent increase in capacity would have resulted in significant productivity gains; we got 20 percent. And that was just the first series of designs. We have several others slated for 2000."

Ron Erickson, Operations Manager, Laredo, Texas, and Reynosa, Mexico, plants

DIALING INTO OUR CUSTOMERS

(PHOTO)

(PHOTO)

"Today, our customers make their decisions based on technology, safety and especially quality of service, which is the number one buying impetus in this industry overall. And that's where we excel: as one of our customers told a competitor of ours, "We do business with OSCA for one simple reason - superior field performance." We've become the most capable company in the world at delivering a focused bundle of well completion services that protect and enhance the most valuable portion of the well."

Dick Alario, Executive Vice President, OSCA

"We want our customers outside enjoying their pools and spas, not inside talking to our customer service representatives. So we've found new ways to deliver the information they need faster--in most cases in nine minutes or less. Our Expert System gives our reps instant access to all the information they need--whether they're checking water test results, explaining new products or troubleshooting technical problems. We also support the wholesale side by making sure our point-of-sale kiosks are doing the job."

Carol Webb, Manager of Marketing Services,
BioLab, Inc.


(PHOTO)

(PHOTO)

"I'm thrilled with our new approach to customer service, and so are our customers. We are consolidating all customer data onto a single system, and each customer will have a number to call for either service or analytical support. When they call, we can quickly access all the information we need to help them. And the new information we gain during every call helps us better understand their changing needs, so we're better prepared for their next call."

Dieter Morath,
Director of Sales, EMEA

WORLD-CLASS CULTURE

(PHOTO)

(PHOTO)

"Safety is not just a way of life here, it's a way of business. Why? Because customers focus on it. First thing they want to look at is your safety and environmental report - if yours is good, you've got their ear. So we're very proud of the milestone we hit last fall: five years without a lost-time incident
- that's one serious enough to cause someone to miss work. Our great safety record is our bread and butter, because it helps bring in business."

Larry Overholt, Production Technician and Safety Committee Member, Newport, Tennessee

(PHOTO)

(PHOTO)

"Our Human Resources Review process is moving Great Lakes and our BioLab division quickly toward higher levels of performance and continuous improvement. We're becoming a more effective, highly successful organization, and we're doing it through focused, ongoing personal development plans that employees and managers agree on. This approach creates an environment employees want to work in--and reinforces our values of trust, mutual respect and candor in one-to-one communications. This helps us retain high-performing employees and prepare for our future growth."

Martha Forlines, Vice President of Human Resources and Corporate Services, BioLab, Inc.

POLYMER ADDITIVES

(PHOTO)

OVERVIEW Great Lakes brings the most comprehensive product basket of flame retardants, polymer stabilizers and antimony-based derivatives to the global marketplace. Our broad product line provides a distinct competitive advantage in the $6 billion "property extenders" segment of the global polymer additives market. Plastics producers and resin suppliers use our high-performance additives to create products that resist heat and combustion and maintain stability during processing. These products serve strong and growing markets such as consumer electronics, fibers, wire and cable, telecommunications equipment, automotive, cosmetics and furniture.

COMPETITIVE STRENGTHS Today's polymer customers are consolidating their suppliers, facing more stringent regulations and launching new products with superior performance characteristics. Great Lakes is ideally positioned to emerge as the supplier of choice because we can anticipate and address the unique ways in which additives interact within resin systems. We add further value by offering blended compounds that simplify processing, improve product quality and reduce health and safety risks. Further, Great Lakes has the breadth of product offerings, global supply capabilities, streamlined research and development processes, and low-cost manufacturing processes to deliver high-quality compounds when and where customers need them.

1999 BUSINESS INITIATIVES Great Lakes expanded its technology platform to include non-halogenated flame retardants with the acquisition of FMC's Process Additives Division. The company continued its strong financial focus on profitability by concentrating on DSO and inventory turns. At the same time, we introduced Six Sigma manufacturing processes at key production facilities to boost quality and lower production costs. Finally, we rationalized manufacturing operations to maximize production volume and restructured the marketing and technology organization to better anticipate our customers' needs and accelerate organic growth.

GROWTH OPPORTUNITIES Great Lakes is building on the success of its patented No Dust Blends (NDB) products, which recorded 1999 sales growth in excess of 50 percent. We will continue to meet strong global demand for consumer electronics products, especially in rebounding markets such as Asia. Further, the company will aggressively market non-halogenated compounds to flame retardant customers while maintaining its brominated flame retardant leadership role. Great Lakes will advance its commercialization of Bloomgard(TM), a nonblooming flame retardant for polyolefin thermoplastics. In addition, we will focus on proprietary products, including those bundled for major polymer resin producers and polymer compounders.

PERFORMANCE CHEMICALS

(PHOTO)

OVERVIEW Great Lakes leverages its core competencies in complex chemical synthesis to produce a wide range of specialty and fine chemicals for dynamic markets that include life sciences, agrochemicals, electronics and telecommunications. Through the company's expertise in a broad range of chemical synthesis, process development, manufacturing and toxicological testing activities, Great Lakes delivers globally superior, single-sourced solutions to companies that outsource their complex chemical production needs. A dedication to operational excellence has provided a strong competitive position and ensures that our products and services exceed customers' expectations for speed, quality and reliability.

COMPETITIVE STRENGTHS Competitive advantage in today's demanding business environment goes to companies that can streamline and accelerate the process of developing and introducing new, high-quality products. The 1999 acquisition of NSC Technologies increased Great Lakes' depth of chemistry and bioscience technology and, coupled with WIL Labs, strategically positions Great Lakes to participate in all stages of the pharmaceutical industry's new product development process, from discovery to market. The company keeps pace with the ever shorter new product commercialization cycle times, responding quickly to emerging market needs for new fluorine- and bromine-based applications. As the only bromine producer on two continents, Great Lakes continues to hold its leadership position in bromine technology, increasing its focus on product stewardship, safe handling, education and customer service.

1999 BUSINESS INITIATIVES Great Lakes broadened its fine chemicals growth platform with the acquisition of NSC Technologies, a leader in the production of chiral intermediates and selected bulk actives for pharmaceutical companies. NSC's intermediate production was then integrated into Great Lakes' manufacturing facilities in the United Kingdom and Germany. In addition, WIL Labs instituted a 50 percent expansion of its capabilities to meet increased demand for a broad array of interdisciplinary research and toxicological assessment services. This expansion will be complete in the second quarter of 2000. Finally, Great Lakes more than doubled the production capacity of HFC-32, an important component in refrigerant blends used as replacements for ozone-depleting products.

GROWTH OPPORTUNITIES Great Lakes is aggressively building on synergies to provide customers worldwide a more diverse package of value-added products and services. We will aggressively expand our presence in fine chemicals, participating earlier in the new product life cycle and supplying quality products that meet the most exacting standards. Further, we will broaden our new technology platforms in fluorine and bromine. The company's fluorocarbon technology is already in place producing HFC-227ea for the fire extinguishing market, a product that will soon be offered to the pharmaceutical market as a replacement for CFC-based propellants in pharmaceutical metered dose inhalers--like those used to dispense medications to over 50 million asthma and bronchitis sufferers.

WATER TREATMENT

(PHOTO)

OVERVIEW Great Lakes is the world's premier formulator of water treatment biocides and related specialty chemicals. Through its BioLab, Inc. subsidiary, popular swimming pool and spa brands including BioGuard(R), SpaGuard(R), Omni(R), Hydrotech(R), Guardex(R), Pool Seasons(R), Pool Time(R), AquaChem(R) and Bayrol(R) are sold throughout major swimming pool markets including North America, Europe, South Africa and Australia. BioLab's Water Additives business provides its specialty oxidizing biocides and deposit control agents to industrial customers in the process, cooling, waste treatment and desalination markets throughout the world.

COMPETITIVE STRENGTHS BioLab's channel strategy positions its swimming pool chemical brands, in every important retail category where consumers shop including mass merchants, home centers, do-it-yourself stores and specialty retailers. This results in optimum utilization of company resources and market positions on all consumer fronts. Through the acquisition of FMC's Water Additives business, BioLab broadened its product offerings and technical capabilities to include scale, corrosion and deposit control chemistry, thereby providing a superior offering and service to its industrial customers. Both business areas offer unique value-creating products featuring patent and know-how protection.

1999 BUSINESS INITIATIVES BioLab expanded its technology platform to include scale, corrosion and deposit control products with the acquisition of FMC's Water Additives business. As a result of the acquisition, the company anticipates enhanced product development and commercialization, and combined with research and development activities, should also generate additional productivity gains. The FMC business carried a Class A MRP II certification, and we are taking advantage of this "best practice" to improve sales, operations and inventory planning for the rest of BioLab. In addition, we introduced Six Sigma at key production facilities to further improve operating effectiveness. Lastly, we successfully implemented a new Enterprise Resource Planning (ERP) information system featuring Web browser interfaces.

GROWTH STRATEGIES The stage and gate new product development process implemented at BioLab in 1999 resulted in six new patents received and the filing of five more. Commercialization activities for 2000 include AQUATE(R), a new pumpable biocide for the industrial water market, and ProGuard(R), a product line addressing the attractive commercial swimming pool market. As always, new products focus on meeting the needs of our customers better than competitive offerings while providing sustainable competitive advantages.

ENERGY SERVICES AND PRODUCTS

(PHOTO)

OVERVIEW OSCA is a leading provider of specialized oil and gas well completion products and services including completion and drill-in fluids, downhole tools, sand control, fracturing and stimulation services that help customers maximize the recovery of hydrocarbons from the production reservoir. The company focuses on delivering customized products and services for high-demand completions in deep water and soft formations geological regimes that present unique technical challenges.

COMPETITIVE STRENGTHS OSCA offers a broad line of specially formulated and customized completion fluids for high-demand wells and has established a track record for its ability to service technically challenging projects in harsh environments. The company operates an integrated fluid facility that streamlines the logistical process, provides on-site technical services to supervise the application of these systems during the completion process, and optimizes well productivity. Further, OSCA designs, builds and installs some of the market's most advanced specialized downhole tools for technically demanding wells. The company also operates a fleet of marine well service vessels that can service 5 to 10 wells per trip offshore and are specially designed to enhance safety and operating efficiency. Strategically located distribution facilities make OSCA one of the most valuable suppliers on the Gulf Coast.

1999 BUSINESS INITIATIVES During the year, OSCA implemented a number of strategic actions to meet the needs of its customers. The company reformulated its specialty fluids to reduce production costs and improve quality. OSCA also moved the applications engineering department to Houston and commissioned a world-class downhole tool system facility. Both moves position the company to respond more quickly and efficiently to the market's anticipated recovery during 2000. Concurrently, OSCA restructured its international division, targeting new sources of revenue by focusing on opportunities in strategic markets. As a result, OSCA opened new markets such as Brazil, providing immediate revenue and establishing the foundation for additional growth.

GROWTH STRATEGIES OSCA will continue to build market share in the Gulf of Mexico, where vast oil reservoirs make it one of the world's most attractive exploration and development areas. We will focus on deep water and high-demand well completions, which are forecasted to grow at a 24 percent compounded rate between 1999 and 2008. In addition, the company will leverage Gulf of Mexico deep water expertise as a foundation to expand into select international markets such as Brazil and West Africa. OSCA will maintain a customer-driven philosophy and provide customized solutions and technically advanced products such as its InsulGel insulated packer fluids and the PAC-Valve downhole control valve to promote sale of other products.

FINANCIAL REVIEW

(millions, except per share data)
                                                      1999             1998              1997             1996              1995
--------------------------------------------------------------------------------------------------------------------------------
SUMMARY OF EARNINGS
   Net sales                                      $1,453.3         $1,394.3          $1,311.2         $1,352.3          $1,291.6
   Operating income before special charges           180.3            190.4             191.6            183.9             198.3
   Operating income(1)                               162.1             73.9             141.8            183.9             198.3
   Income from continuing operations
     before income taxes                             175.4             66.2             117.2            184.0             200.2
   Income taxes                                       35.8              9.8              45.4             63.4              68.0
     Effective income tax rate                       20.4%            14.8%             38.7%            34.5%             34.0%
   Net income from continuing operations            $139.6            $56.4             $71.8           $120.6            $132.2
   Net income (loss) from
     discontinued operations                            --             32.6            (14.9)            129.7             163.4
--------------------------------------------------------------------------------------------------------------------------------

   Total net income                                 $139.6            $89.0             $56.9           $250.3            $295.6
     Percent of average stockholders' equity         13.6%             7.5%              4.1%            17.2%             21.7%

FINANCIAL POSITION AT YEAR-END
   Working capital (excluding cash and
     cash equivalents)                              $378.0           $237.4            $290.5           $282.7            $283.3
   Current ratio                                       3.8              2.9               2.2              2.5               2.4
   Capital expenditures                             $119.0           $160.6            $133.0           $168.7            $182.9
   Total assets                                    2,261.0          2,004.6           2,270.4          2,352.7           2,179.9
   Debt (net of cash and cash equivalents)           411.1            108.3             492.9            360.8             229.1
   Debt                                              889.4            519.9             566.6            502.2             345.5
     Percent of total capitalization                 46.2%            31.9%             29.1%            24.4%             18.9%
   Stockholders' equity                             $994.1         $1,054.3          $1,307.4         $1,486.9          $1,416.2
     Per share                                       18.24            18.05             22.18            24.13             21.92

SHARE DATA
   Basic earnings (loss) per share
     Continuing operations                           $2.42            $0.96             $1.20            $1.90             $2.02
     Discontinued operations                            --             0.55            (0.25)             2.04              2.50
--------------------------------------------------------------------------------------------------------------------------------

       Total                                         $2.42            $1.51             $0.95            $3.94             $4.52
   Diluted earnings (loss) per share
     Continuing operations                           $2.41            $0.95             $1.19            $1.89             $2.00
     Discontinued operations                            --             0.55            (0.25)             2.02              2.48
--------------------------------------------------------------------------------------------------------------------------------

       Total                                         $2.41            $1.50             $0.94            $3.91             $4.48
   Cash dividends per share
     Declared during year                            $0.32            $0.40             $0.63            $0.57             $0.44
     Paid during year                                 0.32             0.48              0.62             0.54              0.43
     Payout as a percent of net income               13.2%            26.5%             66.3%            14.5%              9.7%
   Shares outstanding (basic)
     Average during year                              57.8             59.0              60.0             63.5              65.4
     At year-end                                      54.5             58.4              59.0             61.7              64.6
   Stock price(2)
     High                                              $50           $54 3/16         $54 7/8          $78 5/8           $74 5/8
     Low                                           33 3/16           36 11/16          41 1/2           44 1/4            55 3/4
     At year-end                                   38 3/16              40             44 7/8           46 3/4                72
--------------------------------------------------------------------------------------------------------------------------------


(1) After special charges of $18.2 million, $116.5 million and $49.8 million in 1999, 1998 and 1997, respectively.
(2)  Stock prices prior to May 22, 1998, do not reflect the Octel spin-off.

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

A registration statement relating to the securities of OSCA, Inc., referred to in this annual report and accompanying notes to financial statements has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.


CONTINUING OPERATIONS
The following table sets forth the percentage relationship to net sales of certain income statement items for the Company's continuing operations:


--------------------------------------------------------------------------------
Years Ended December 31        1999          1998             1997
--------------------------------------------------------------------------------
Net sales                    100.0%        100.0%             100.0%
Cost of products sold          70.9          72.5             71.5
--------------------------------------------------------------------------------

Gross profit                   29.1          27.5             28.5
Selling, general and
   administrative expenses     16.7          13.8             13.9
--------------------------------------------------------------------------------

Operating contribution         12.4          13.7             14.6
Special charges                 1.2           8.4              3.8
--------------------------------------------------------------------------------

Operating income               11.2           5.3             10.8
Interest and other income       3.0           2.7              2.4
Interest and other expense      2.1           3.2              4.2
--------------------------------------------------------------------------------

Income from continuing
   operations before
   income taxes                12.1           4.8              9.0
Income taxes                    2.5           0.7              3.5
--------------------------------------------------------------------------------

Net income from
   continuing operations       9.6%          4.1%              5.5%
--------------------------------------------------------------------------------



RESULTS OF CONTINUING OPERATIONS -- CURRENT YEAR REVIEW
Sales for 1999 increased 4% to $1,453 million. Volume grew 8% led by Fluorine, Agricultural Products, and Polymer Additives and the acquisitions of NSC Technologies and the Process Additives Division (PAD) of FMC Corporation. This growth was partially offset by the effects of competitive pricing pressure in brominated flame retardants and significantly lower oil exploration activity in Energy Services and Products.

Gross profit increased 1 gross profit margin improved to 29.1% in 1999 from 27.5% in 1998. Productivity initiatives, a better mix of products in Polymer Additives and Water Treatment, selected price increases in certain businesses and lower raw material costs more than offset the previously mentioned competitive pricing pressures in flame retardants. Although gross profit margin increased to its highest level in four years, operating margin, excluding special charges, declined to 12.4% in 1999 from 13.7% in 1998. This decrease was driven by increased information systems expense as the Company implemented its new ERPinformation systems and became Y2K compliant. Also, contributing to the decrease was a one-time charge of approximately $10 million to exit an environmental remediation business in Mexico and to settle land use litigation. In 1999, the Company recorded approximately $29 million in information systems expenses as compared to approximately $4 million in 1998. Excluding special charges and the aforementioned expenses and charges, operating margin would have been 14.8% in 1999 as compared to 13.7% in 1998.

Operating income margin, including special charges, was 11.2% in 1999 as compared to 5.3% in 1998. The Company recognized a special charge of $25.4 million during 1999 related primarily to actions to further streamline the Polymer Additives business unit by providing a more flexible data processing solution for the Company's manufacturing operations. Offsetting this charge were certain reversals of the special charges taken in 1998 totaling $7.2 million as explained more fully below. The net of the 1999 special charges and the reversals of the prior year charges is reflected in the consolidated statement of income as a separate component of operating income.

Interest and other income increased approximately $7 million to $44 million in 1999 from 1998 due primarily to a gain from the partial disposition of an equity investment.

Interest and other expense decreased by $14 million to $31 million for the year primarily as higher interest expense associated with increased borrowings to fund the acquisitions of NSC Technologies and PAD was more than offset by foreign exchange gains and a favorable adjustment to reserves to reflect revised environmental remediation estimates at certain nonoperating sites.

Income taxes for the year were $36 million or 20.4% as compared to the 1998 effective tax rate of 14.8%. The lower effective tax rate is primarily due to a favorable $10 million tax credit in 1998 related to foreign taxes and the magnitude of the special charges in 1998. This was offset by a reduction in income tax expense in 1999 due to adjustments for previously provided taxes and structural changes made in the Company's foreign operations that resulted in generating a substantially higher percentage of income in lower tax rate jurisdictions. The Company expects its ongoing effective tax rate will be 31%.

Net income for 1999, excluding the special charges, was $151 million, or $2.61 per share. This compares to net income from continuing operations of $131 million, or $2.21 per share, excluding special charges, for 1998. Net income from continuing operations including the special charges was $140 million, or $2.41 per share, for 1999 as compared to $56 million, or $0.95 per share, for 1998.


SEGMENT INFORMATION
Set forth below is a discussion of the operations of the Company's business segments: Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. Operating income, which is the income measure the Company uses to evaluate business segment performance, represents net sales less costs of products sold and selling, general and administrative expenses. The operating income data presented below is before the special charges recorded in 1999 and 1998. Bromine used by each of the Company's segments as a raw material in their production processes is reflected at cost.

POLYMER ADDITIVES
The Polymer Additives business unit is a leading worldwide developer, producer and marketer of brominated, non-halogen, intumescent and antimony-based flame retardants and antioxidants, UV absorbers and light stabilizers.

During 1999, the Company completed the acquisition of PAD, a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives. By extending the product platform, the Company is able to provide a comprehensive basket of integrated polymer solutions that meet specific, well-defined customer needs in a variety of products including computer and business equipment, consumer appliances, packaging, textile, building and construction, furniture and transportation.


--------------------------------------------------------------------------------
Polymer Additives                            1999             1998
--------------------------------------------------------------------------------

Net sales                                    $613             $584
Operating income                               78               79
--------------------------------------------------------------------------------


Polymer Additives' sales increased 5% to $613 million in 1999. Sales volumes grew 14%, including 8% from the PAD acquisition. Continued recognition and acceptance of the Company's proprietary blends and physical forms for Polymer Stabilizers, such as Non Dust Blends (NDB), and the recovery underway in Asia drove the organic growth. The increase was offset in part by an 8% decline in selling prices due to competitive price pressure, primarily in brominated flame retardants, and the effects of unfavorable currency fluctuations.

Operating income in 1999 was essentially flat compared to 1998. Savings from productivity initiatives and restructuring activities, lower raw material costs and earnings generated by the PAD acquisitions were offset by the aforementioned competitive price pressure in brominated flame retardants and an approximately $8 million increase in expense associated with the implementation of the Company's ERPinformation systems. Excluding the higher information systems expense, operating income would have been approximately $86 million and operating margin would have increased to 14% in 1999 from 13.5% in 1998.

PERFORMANCE CHEMICALS
The Performance Chemicals business unit is a collection of individual businesses providing products and services that meet highly specific requirements for pharmaceutical, agrochemical and industrial chemical applications.

The acquisition of NSC Technologies in 1999 was a key element in the Performance Chemicals group's long-term strategy of increased involvement in the pharmaceutical industry. NSC Technologies develops, manufactures and sells chiral pharmaceutical intermediates and select bulk actives to pharmaceutical companies. Its competency in natural and unnatural amino acids provides a broad molecular platform from which it develops novel, high value-added intermediates and bulk actives for antiviral, cardiovascular and oncology therapeutic drugs. NSC Technologies is part of the Fine Chemicals group.


--------------------------------------------------------------------------------
Performance Chemicals                        1999             1998
--------------------------------------------------------------------------------

Net sales                                    $347             $315
Operating income                               79               70
--------------------------------------------------------------------------------


Sales in Performance Chemicals grew 10% to $347 million in 1999. Led by strong demand for FM-200(R), the Company's halon replacement fire extinguishant, and its hydrofluorocarbon refrigerant HFC-32, the Fluorine group continued its pattern of impressive sales growth with an increase of 35% over 1998. Fine Chemicals' sales increased 4% in 1999 as volume growth from the new product pipeline acquired with NSC Technologies was partially offset by a shortfall in demand resulting from customer actions to delay or modify product introduction schedules. WIL Research Laboratories' sales increased 21% driven by improved facility utilization and a richer mix of toxicological services. Brominated Performance Products' sales were essentially flat year over year. Higher sales of HyperSolve(TM), Great Lakes' bromine-based solvent, and increased pricing of methyl bromide, an agricultural fumigant, were offset by lower demand for some lower margin bromine and bromine derivative products and regulatory reductions in the level of methyl bromide sales volumes.

Operating income for Performance Chemicals increased 13% to a record level of $79 million for the year. Significant volume growth, product and service mix improvements in Fluorine and WIL Labs, and improved pricing for methyl bromide more than offset higher systems expense associated with the implementation of the Company's ERP information systems.

WATER TREATMENT
The Company's Water Treatment business unit, through its BioLab subsidiary, is the world's leading provider of recreational water care products to the consumer. By deploying a brand/channel segmentation strategy, BioLab is able to maximize its market share and leverage its resources. During 1999, Water Treatment more than doubled its Industrial Water Division (renamed BioLab Water Additives) with the acquisition of FMC's water additives business. Through its proprietary position in polymaleate chemistry, and as the world's foremost provider of bromine-based biocides, BioLab Water Additives is a leading supplier of corrosion inhibitors, scale control and desalination solutions.

--------------------------------------------------------------------------------
Water Treatment                              1999             1998
--------------------------------------------------------------------------------

Net sales                                    $400             $379
Operating income                               73               55
--------------------------------------------------------------------------------


The Water Treatment business experienced another outstanding year. Operating earnings and margins for this business unit were again at record levels. Sales of new products such as Shock Plus(R), introduced in 1998, and Banish(R), introduced in 1999, continue to improve product mix, provide a sustainable competitive advantage and fuel growth. New products, better mix, increased productivity, improved profitability in Europe and lower raw material costs drove the 33% increase in operating earnings. The 6% increase in sales was in part due to the PAD acquisition, which significantly expanded the depth and breadth of the Company's BioLab Water Additives business. Volume increases in the United States recreational water market, driven by the aforementioned emphasis on new products, were significantly offset by the Company's decision to exit certain low margin business in Europe.

ENERGY SERVICES AND PRODUCTS
The Energy Services and Products business unit (OSCA) provides specialized oil and gas well completion products and services including completion and drill-in fluids, downhole tools, sand control, fracturing and stimulation services to oil and gas well operators and exploration customers.

--------------------------------------------------------------------------------
Energy Services and Products                 1999             1998
--------------------------------------------------------------------------------

Net sales                                     $95             $116
Operating (loss) income                       (9)               11
--------------------------------------------------------------------------------

Sales decreased 18% in 1999 to $95 million primarily as a result of a sharp decline in oil prices that began in the second half of 1998 and carried into the first half of 1999. This price softness led to a significant downturn in drilling activities particularly in the Gulf of Mexico.

The curtailment of exploration and development activities resulted in increased pricing pressure. The preceding, coupled with $6.1 million of charges in connection with exiting an environmental remediation project in Mexico led to the operating loss in 1999.

Oil prices substantially recovered in the second half of 1999 and continued their trend in early 2000. The energy sector shows signs of recovery as rig count in the Gulf of Mexico is at its highest level in 18 months. OSCA is well positioned to respond to the increase in exploration and development investment expected in 2000.


RESULTS OF CONTINUING OPERATIONS -- 1998 COMPARED WITH 1997
Sales increased 6% to $1,394 million from $1,311 million in 1997. The growth in sales was driven primarily by strong volume growth in the Performance Chemicals and Water Treatment business units. Volume for the Company grew 9% including the acquisition of Anzon, a producer of antimony-based flame retardants which accounted for 3% of the year-over-year volume growth. The volume growth was partially offset by a 1% overall decline in selling prices and a 1% effect from unfavorable foreign currency fluctuations.

Gross profit increased $9 million to $383 million while gross margin decreased 1 percentage point from 28.5% to 27.5%. Gross margin benefited from volume growth, lower manufacturing costs resulting from cost productivity programs, and increased asset utilization and favorable raw material prices. These benefits were more than offset by lower selling prices and a shift in product mix, primarily in Polymer Additives where the lower margin Anzon business was added to the portfolio.

Research and development spending was even with 1997 and declined slightly as a percentage of sales. The Company has refocused and streamlined the development process to ensure optimal allocation of resources enabling accelerated commercialization of new products. Selling and administrative expenses increased $10 million as compared to prior year, but remained flat as a percentage of sales. The increase is due to a conscious effort to increase the Company's sales and marketing presence in several key businesses and geographic areas and higher spending on information technology related to implementation of new ERP information systems and Year 2000 remediation and readiness.

In 1998, the Company recorded special charges of $116.5 million to consolidate manufacturing operations, write down or dispose of underperforming or underutilized assets and product lines, consolidate sales offices and research and development facilities, and replace the chief executive officer and other members of the executive leadership team. The restructuring will result in approximately a 10% reduction of the workforce. As part of the reorganization the number of positions in sales, marketing and research and development was increased to provide renewed focus on new products and the customer.

Operating income margin, including special charges, was 5.3% as compared to 10.8% in 1997. Excluding special charges, 1998 operating income margin was 13.7%, a decline of 1 percentage point from the prior year. Strong growth in Performance Chemicals and Water Treatment and savings from productivity programs initiated in the second half of 1998 were more than offset by the effects of competitive pricing pressure in Polymer Additives, lower oil prices on the Energy Services and Products business and the addition of the lower margin Anzon antimony business.

Interest and other income increased $5 million to $37 million in 1998. Interest income increased $9 million due to higher average investment balances resulting from cash generated by operations and proceeds received in connection with the spin-off of the Octel business. This increase was partially offset by lower earnings from equity affiliates.

Interest and other expense decreased by $12 million to $45 million in 1998. The decline was due in part to lower interest expense resulting from reduced borrowings. A $1 million increase in goodwill amortization resulting from the Anzon acquisition was offset by favorable foreign exchange. Both 1998 and 1997 include environmental provisions of approximately $10 million related to former operating sites.

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

Net income from continuing operations was $56 million or $0.95 per share in 1998, as compared to $72 million or $1.19 per share in 1997. Excluding the after-tax effect of special charges of $75 million and $38 million in 1998 and 1997, respectively, net income was $131 million or $2.21 per share in 1998, as compared to $110 million, or $1.83 per share in 1997.


SEGMENT INFORMATION
A review of operations by business segment for 1998 compared with 1997 follows. Businesses sold or disposed of that are not part of one of the reportable business segments had sales of $7 million in 1997 and are included as part of corporate and other. The operating income data presented below is before the special charges recorded in 1998 and 1997.

POLYMER ADDITIVES
Polymer Additives' sales increased 5% to $584 million in 1998. Volume improved by 10% including the acquisition of Anzon which contributed 8 percentage points of the increase. Expanded production capabilities, particularly in the United States, and demand for the Company's proprietary blends and physical forms in polymer stabilizers fueled the growth. The increase was partially offset by a 3% decline in selling prices due to competitive price pressures primarily in polymer stabilizers and the effects of unfavorable currency fluctuations.

--------------------------------------------------------------------------------
Polymer Additives                            1998             1997
--------------------------------------------------------------------------------

Net sales                                    $584             $554
Operating income                               79               93
--------------------------------------------------------------------------------


Operating income in 1998 decreased $14 million to $79 million. The decrease was the result of the aforementioned price decline, higher spending for implementation of the Company's new ERP information systems, Year 2000 remediation and readiness and the effects of unfavorable currency fluctuations partially offset by improving manufacturing costs. The division made major strides in improving manufacturing costs and efficiency particularly in the South Arkansas bromine and flame retardant facility and in the European Polymer Stabilizers operations. However, the improvements were predominantly in the fourth quarter of 1998 and the full effect, as well as the effects of the Company's reorganization, will not be fully realized until the end of 1999. Additionally, operating margin was unfavorably affected by the addition of the lower margin Anzon antimony business acquired in the fourth quarter of 1997.

PERFORMANCE CHEMICALS
As a group, Performance Chemicals' sales grew 11% to $315 million in 1998. Leading the way was the record performance of the Fluorine group, which continues to gain worldwide recognition and acceptance of its fluorine-based compounds, FM-200(R) and HFC-32. A stronger second half of 1998 in the OEM segment coupled with a recovery in Asian demand toward the end of the year boosted fluorine sales by 21% in 1998. Sales at WIL Research Labs, our toxicological testing service business, also reached record levels. Increased demand for developmental and reproductive studies and higher facility utilization drove a 17% sales improvement. Fine Chemicals' sales were essentially flat with the prior year as volume improvements were offset by lower pricing as the end use products, of which the group's intermediates are a part, moved to commercialization.


--------------------------------------------------------------------------------
Performance Chemicals                        1998             1997
--------------------------------------------------------------------------------

Net sales                                    $315             $283
Operating income                               70               51
--------------------------------------------------------------------------------


In 1998, the Fine Chemicals group initiated steps that moved it along a path from simply providing building block materials to supplying more complex intermediates and proprietary compounds which typically offer the greatest potential to capture value for the organization. Agricultural product sales posted a 9% sales gain primarily as a result of higher selling prices. The Bromine Intermediates group benefited from stronger volume in its base products as well as from HyperSolve(TM), the Company's new bromine-based solvent, to achieve double digit growth. Sales of this new offering will accelerate once the EPA ruling under its Significant New Alternatives Policy is issued.

Operating income in 1998 rose 37%, reflecting strong volume growth across most units comprising this segment. Fine Chemicals achieved a 71% increase in operating income and a 63% increase in operating margin from selective price increases, a better mix of value-added product offerings, plant debottlenecking and strict cost controls. These factors plus higher selling prices for the segment's Bromine Intermediates and Agricultural Chemical products pushed operating margins 4 percentage points higher, reaching a level of 22% for the year.

WATER TREATMENT
1998 represented another exceptional year for Water Treatment, with both sales and operating income exceeding 1997 record levels. Water Treatment sales increased 8% to $379 million in 1998. A volume increase of 10% far exceeded the effects of unfavorable currency fluctuations and resulted in gains almost three times the inherent growth rate for this market. The success of Water Treatment's new technology product SHOCK Plus(R), a higher penetration in the important mass market and a strong early season for cooling tower biocides drove the growth.


--------------------------------------------------------------------------------
Water Treatment                              1998             1997
--------------------------------------------------------------------------------

Net sales                                    $379             $350
Operating income                               55               46
--------------------------------------------------------------------------------


Operating income in 1998 surged 20% to a record $55 million. The aforementioned record volumes and a richer mix of value-added products leveraging the unit's customer-first approach coupled with an improvement in manufacturing costs drove the record performance. The 1997 restructuring efforts by Bayrol Europe were integral to the manufacturing improvements as Bayrol showed a significant improvement in the second half of 1998.

ENERGY SERVICES AND PRODUCTS
Sales increased 3% in 1998 to $116 million as depressed oil prices and adverse weather conditions in the Gulf of Mexico during the second half of the year significantly reduced drilling activity and increased competitive price pressure. Crude oil prices ended the year at $11 per barrel, down $4 per barrel from July.


--------------------------------------------------------------------------------
Energy Services and Products                 1998             1997
--------------------------------------------------------------------------------

Net sales                                    $116             $113
Operating income                               11               20
--------------------------------------------------------------------------------


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


FINANCIAL CONDITION AND LIQUIDITY
Cash flow from the operating activities of continuing operations amounted to $186 million in 1999, compared to the $140 million generated in 1998, which included a $54 million payment for tax liabilities of Octel. Excluding this payment, cash flow from operating activities of continuing operations decreased as compared to the prior year primarily as a result of increased investment in working capital.

The Octel spin-off on May 22, 1998, generated net cash of approximately $300 million after associated debt repayment of approximately $50 million and tax liabilities of Octel of $108 million assumed by Great Lakes. The $462 million received by Great Lakes before associated debt and tax payments is included in discontinued operations in 1998. Stockholders' equity (retained earnings and cumulative translation adjustment) was reduced approximately $292 million in 1998 representing the remaining net book value of the Octel asset distribution to Great Lakes stockholders.

The Company's investment in working capital, excluding cash and cash equivalents, increased approximately $141 million during 1999. Of this increase, approximately $64 million was working capital associated with the acquisitions of NSC Technologies and the PAD division from FMC. The remaining increase was comprised of approximately $45 million in higher receivables as a larger percentage of sales in Polymer Additives shifted to Europe and Asia and a reduction of approximately $40 million in accrued expenses as the Company made cash outlays associated with its 1997 and 1998 restructuring programs. These increases in working capital were partially offset by a $23 million decrease in inventories as the Company increased its emphasis on inventory planning.

Capital spending through December 31, 1999, amounted to $119 million compared to $161 million in 1998. The reduction was attributable to lower capital spending on the Company's ERP systems.

The Company has traditionally utilized commercial paper borrowings as its primary source of external financing. During 1999 the Company moved to lock in historically low long-term interest rates. On July 15, 1999, the Company sold $400 million of 7% notes due July 15, 2009. Proceeds from the sale of the notes were used to replace a portion of the commercial paper borrowings and fund the acquisitions. The notes were sold under a shelf registration process. Under this process, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission and may sell various unsecured debt securities, common stock or rights or warrants to purchase common stock individually or in combination up to $750 million. The amount remaining on the registration statement is $350 million. The registration provides the Company with increased flexibility to finance its growth. The Company's net debt (debt net of cash and equivalents) was $411 million at December 31, 1999 and was comprised of $889 million of debt and $478 million of cash and cash equivalents. The Company maintains a high cash and cash equivalents balance to offset its commercial paper borrowings and the income from the investments exceeds the borrowing costs. The Company's investment in marketable securities is comprised of a mix of highly liquid, investment grade securities. Debt increased $369 million in 1999. The increase was due primarily to the previously mentioned acquisitions and the repurchase of $4.2 million shares of common stock for $159 million. At December 31, 1999, the Company's senior debt rating is A2/A and its commercial paper rating is A1/P1. Debt to total capitalization at December 31, 1999, was 46% as compared to 32% at December 31, 1998.

Stockholders' equity was $1.0 billion, or $18.24 per share, at December 31, 1999, as compared to $1.1 billion, or $18.05 per share at the end of 1998.

Dividends declared totaled $18 million or $0.32 per share, compared with $24 million or $0.40 per share in the prior year. The dividend was adjusted in the second quarter of 1998 to take into account the effect of the spin-off of Octel in May 1998.

Under a share repurchase authorization from the Board of Directors, the Company purchased 4.2 million shares of its stock in 1999 for a total cost of $159 million. The average price per share of the stock purchased was $37.97. As of December 31, 1999, management is authorized to repurchase an additional 1.6 million shares. Management continues to analyze share repurchases as cash flow, market conditions and investment opportunities warrant.

The cumulative translation adjustment component of stockholders' equity represents the translation of foreign currency-denominated financial statements into United States dollars. The 1999 change in the cumulative translation adjustment decreased stockholders' equity by $25 million. Approximately 63% of the Company's net assets are outside the United States.


OTHER MATTERS
SPECIAL CHARGES
In the first quarter of 1998, the Board of Directors appointed a new chief executive officer and over the following months a new senior management team was assembled. Beginning in the third quarter of 1998, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs. A formal repositioning plan to accomplish these goals was approved by the Board of Directors in 1998. In the fourth quarter of 1999, the Board of Directors took certain additional actions to further streamline the Polymer Additives business unit, to provide a more flexible data processing solution for the Company's manufacturing operations, and to write down certain assets formerly used in the Energy Services and Products' Mexico environmental business. The plan is intended to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability.

Accordingly, the Company recognized a special charge of $25.4 million, $16.5 million after income taxes or $0.29 per share, during 1999. Offsetting this charge were certain reversals of the special charges taken in 1998 totaling $7.2 million, $4.7 million after income taxes or $0.08 per share, as explained below. The net of the 1999 special charges and the reversals of the prior year charges is reflected in the consolidated statement of income as a separate component of operating income.

The 1999 special charge consisted of asset impairments in Polymer Additives of $10.8 million; asset impairments in Corporate and Other of $10.7 million; asset impairments in Energy Services and Products of $1.8 million; and severance costs of $2.1 million. Asset impairment losses in Polymer Additives relate to the shutdown of certain unprofitable operating units and the replacement of certain lines with new technology primarily in the El Dorado, Arkansas, facility. Asset impairment losses in Corporate and Other relate to the write-off of certain components of the Company's data processing software which have no future use as a result of the Company's decision to provide a more flexible solution for its manufacturing operations. The asset impairment charge in Energy Services and Products relates to a write-down of certain fixed assets formerly used in the Mexico environmental business. Severance costs include the cost of separation payments to certain Polymer Additives and Corporate employees who have been or will be terminated.

The 1998 portion of the repositioning plan affects the Polymer Additives, Performance Chemicals, and Energy Services and Products business units and includes both domestic and international operations primarily in France, Italy and the United Kingdom. The plan provides for improving manufacturing productivity; the closing of production units at four sites; and the consolidation of United States flame retardant production. Additionally, the consolidation of sales offices and research and development facilities is planned. As a result of these actions, approximately 500 positions will be eliminated.

In connection with the 1998 portion of the repositioning plan, the Company recognized a special charge of $116.5 million, $74.7 million after income taxes, or $1.26 per share during 1998. This special charge is reflected in the 1998 consolidated statement of income as a separate component of operating income. The principal components of the 1998 charge were asset impairments of $56.5 million; severance of $17.6 million; plant closure costs of $10.1 million; senior management transition costs of $20.5 million; and other related costs of $11.8 million. Additional information regarding the special charges is provided in Note 2 to the consolidated financial statements.

The plan has now been substantially completed and the Company expects to achieve $35 million to $40 million in cost savings on an annual basis. These improvements will result primarily from improved utilization of the manufacturing base, elimination of underperforming or unprofitable operations, reduced personnel related costs and a reduction in the carrying costs of plant and equipment.

The plan affects all segments of the Company's operations. Outlined below is an overview of the conditions each of the units is encountering and the actions being taken to achieve the expected improvements.

The Polymer Additives business unit was formed in mid-1998 through the combination of the Flame Retardants business, a historical core business, and the Polymer Stabilizers business that had been built through acquisitions over the 1993-1996 period. The Polymer Stabilizers business focused on expansion and did not effectively integrate the acquisitions, develop internal synergy or consolidate its manufacturing base. These factors provide a significant opportunity to improve manufacturing efficiency, reduce cost and increase the focus on the customer. As a result, the repositioning plan provided for the downsizing of two operating facilities in France; consolidating brominated flame retardant manufacturing in El Dorado, Arkansas; eliminating excess production capacity; and reducing the number of sales offices and research and development facilities. In connection with these activities, the workforce was reduced by approximately 115 employees. Approximately 100 additional Polymer Additives employees will be terminated in 2000. Reserves remaining related to Polymer

Additives severance totaled $8.6 million at December 31, 1999, primarily as a result of timing of negotiations with the workers councils in France. These negotiations are now complete and the associated severance payments will be completed in 2000. The remaining reserves for Polymer Additives plant closures of $2.9 million at December 31, 1999, relate primarily to the consolidation of brominated flame retardant manufacturing in El Dorado, Arkansas, which is expected to be completed in 2000.

In the Performance Chemicals business unit, the Company is eliminating certain nonperforming product lines and underutilized assets. As a result, selected nonstrategic products were discontinued and the workforce was reduced by approximately 60 employees. Due in part to increased volume requirements resulting from the NSC Technologies acquisition in 1999, the Company no longer plans to close one of the plants included in the restructuring plan in 1998. As a result, $4.4 million of reserves have been reversed in 1999.

The decline in the world oil market had significantly reduced requirements for oil well completion fluids and services. As a result, the Company's Energy Services and Products business unit abandoned a lease on a deep water service vessel, decommissioned the related service equipment, planned to close a calcium chloride production facility and reduced its workforce by approximately 160 employees. In the fourth quarter of 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of calcium chloride, the Company made the decision to continue operating the facility for the foreseeable future and therefore reversed $2.6 million of the related reserves.

Cash outlays are expected to be substantially complete by the end of 2000. The remaining liabilities at December 31, 1999, relate primarily to severance costs and senior management transition. Operating cash flows are expected to be sufficient to finance the remaining repositioning activities.

The 1997 consolidated statement of income includes pretax charges of $50 million related to restructuring the Company's European Water Treatment business; closing a BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates production plant in Arkansas; and withdrawing from a bromine production joint venture in Europe. The components of the pretax charges were composed of $2 million for employee severance costs, $2 million for facility closure costs, $5 million for joint venture withdrawal expenses and $41 million for asset write-offs. The remaining reserve at December 31, 1999, was $1.7 million, which is expected to be fully utilized in 2000.

ACQUISITIONS
On August 2, 1999, the Company completed the acquisition of FMC Corporation's Process Additives Division (PAD) for $162 million in cash. PAD is a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives, as well as a leading supplier of specialty water treatment chemicals used in industrial applications and desalination. The transaction broadens the Polymer Additives business unit and more than doubles the industrial segment of the Water Treatment business unit. PAD posted 1998 sales of $160 million, employs 500 and includes manufacturing operations in Nitro, West Virginia, and Trafford Park (Manchester, England).

On May 3, 1999, the Company completed the acquisition of NSC Technologies from Monsanto Company for approximately $125 million in cash. NSC Technologies develops, manufactures and sells chiral pharmaceutical intermediates and select bulk actives to pharmaceutical companies. The business' core chiral expertise in unnatural amino acids provides a broad molecular platform from which it develops novel, high value-added intermediates and bulk actives for antiviral, cardiovascular and oncology therapeutic drugs. NSC Technologies is part of the Fine Chemicals group of the Performance Chemicals business unit.

The acquisitions were funded with available cash and borrowing capacity.

SPIN-OFF OF OCTEL
The Board of Directors declared a stock dividend pursuant to which each Great Lakes stockholder received one share of Octel common stock for every four shares of Great Lakes common stock owned on the record date of May 15, 1998. Octel stock began trading on the New York Stock Exchange on May 22, 1998.

In connection with the spin-off, Great Lakes received a special cash dividend, net of taxes and transaction costs, of approximately $300 million in 1998. The dividend was funded by cash reserves and debt retained by Octel.

DISPOSITIONS
In December 1997, the Board of Directors approved a restructuring plan including exiting the furfural and derivatives, Chemol and environmental services businesses. A pretax charge of $145 million, $96 million after income taxes, was recorded in connection with these actions. A portion of the Chemol business was sold during 1998 and essentially all remaining operations have been wound down. The Company completed the sale of the environmental services business in January 1999 and the sale of the furfural and derivatives business was completed on June 30, 1999. In September 1999, the Company announced its intentions to sell approximately 50% of its interest in its Energy Services and Products business
(OSCA). OSCA has been included in continuing operations because the Company will retain the ability to exert significant influence over OSCA due to its continuing ownership interest.

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

International operations, including United States export sales, constitute a significant portion of revenues and identifiable assets. These operations result in a large volume of foreign currency commitment and transaction exposures and foreign currency net asset exposures. Management of commitment and transaction exposures is coordinated at the corporate level and exposures that are not offset are hedged. Hedges are set to mature concurrently with the estimated timing of the underlying transactions. The Company does not hedge foreign currency net asset positions currently.

Considering the Company's operating profile, a uniform 10% change in the value of the dollar from December 31, 1999, would result in approximately a $1 million change in annual net income. A similar change in 1998 would have had a like effect on annual net income. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and does not factor in any potential changes in sales levels or local currency prices which may result from changes in exchange rates.

The Company uses commercial paper as a significant source of external financing which exposes the Company to changes in short-term interest rates. The Company carefully monitors interest rate trends. Based on the commercial paper and other variable rate debt balances outstanding at December 31, 1999, a hypothetical 1 percentage point change in interest rates for a one-year period would change net income by $4 million. The sensitivity does not consider any effect that a change in interest rates would have on overall economic activity nor management actions to mitigate interest rate changes.

As of December 31, 1999, the Company had short-term time deposits of $393 million representing investment securities with maturities of three months or less. A hypothetical 1 percentage point change in interest rates earned on these deposits for a one-year period would change net income by $3 million.

ENVIRONMENTAL
The Company's operations, like those of most companies which use or make chemicals, are subject to various laws and regulations relating to maintaining or protecting the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Spending for environmental compliance, including expenditures associated with waste minimization and pollution prevention programs, amounted to approximately $27 million in 1999, $34 million in 1998 and $40 million in 1997. These amounts include approximately $2 million, $2 million and $4 million for capital equipment in 1999, 1998 and 1997, respectively. Spending for environmental compliance is anticipated to be approximately $30 million in 2000.

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

OTHER LITIGATION MATTERS
The Company has been cooperating with the United States Department of Justice
(DOJ) and the European Commission since the spring of 1998 in their respective investigations of the bromine and brominated products industry. Both investigations were initiated after the Company self-reported to those agencies certain business practices that raised questions under the antitrust laws. As a result of the Company's cooperation, Great Lakes and its current directors and employees have been accepted into the DOJ's amnesty program. As a result, the Company will be exempt from United States federal criminal prosecution and fines relating to the practices in question if the Company complies with certain conditions, including its continued full cooperation with the DOJ's investigation and policy regarding reasonable remedial efforts. The Company believes it has fully complied with all applicable conditions to date and intends to continue full compliance. Concurrently, the Company is seeking favorable treatment under a program in the European community that also rewards self reporting and cooperation. Participation in the above programs does not, however, provide the Company with immunity from civil liability, including restitution claims. To date, 10 federal purported class action lawsuits and 3 California purported class actions have been filed against the Company, each claiming treble damages. These suits claim, among other things, that the Company conspired with others in violation of the antitrust laws regarding the pricing of bromine and brominated products.

In April 1999, the Company reached agreement with the National Labor Relations Board to settle a 1986 lawsuit alleging unfair labor practices at the Company's Newport, Tennessee, facility following its acquisition of the site from Syntex Corporation. The $9 million settlement covers backpay and interest for certain former Syntex employees. The settlement amount is consistent with previously established reserves.

While it is not possible to predict or determine the outcome of legal actions brought against the Company, management believes the costs associated with all such matters will not have a material adverse effect on the Company's consolidated financial position, liquidity or results of operations.

INFLATION
Inflation has not been a significant factor for the Company over the last several years. Management believes that the effect of inflation on Company operations will continue to be moderate over the next several years.

IMPACT OF YEAR 2000
In prior years, the Company discussed the nature and progress of its plans to become Year 2000 ready. In late 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company spent approximately $9 million in 1999 in connection with remediating its systems. Of this amount, approximately $3 million was expensed; the remainder represented costs for new systems and equipment and was capitalized. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

THE EURO
Effective January 1, 1999, member states of the European Economic and Monetary Union converted to a common currency known as the euro. Modifications to certain of the Company's information systems software were made in connection with this conversion. The Company has completed these modifications at a nominal cost, and has not experienced any operational impact from the implementation of the euro. The Company does not expect the conversion to the euro to have a material impact on results of operations, financial position or liquidity of its European businesses.

ACCOUNTING CHANGES
Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This accounting standard specifically defines the criteria under which costs incurred in connection with internal-use computer software projects are to be treated as a current period expense or to be capitalized. Adoption of SOP 98-1 increased 1999 operating costs by approximately $10 million.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This accounting standard, as amended by SFAS No.137, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000, and requires that all derivatives be recognized as either assets or liabilities at fair value. The Company is evaluating the new statement's provisions and has not yet determined the impact of adoption on the results of operations or financial position.

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

The Company maintains accounting systems and internal accounting controls which management believes provide reasonable assurance that the Company's financial reporting is reliable, that assets are safeguarded and that transactions are executed in accordance with proper authorization. This internal control structure is supported by the selection and training of qualified personnel and an organizational structure which permits the delegation of authority and responsibility. The systems are monitored worldwide by an internal audit function that reports its findings to management.

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


(SIGNATURE)

Mark E. Tomkins
Senior Vice President and Chief Financial Officer


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

We have audited the accompanying consolidated balance sheets of Great Lakes Chemical Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.


(SIGNATURE)

Indianapolis, Indiana
February 18, 2000

CONSOLIDATED STATEMENTS OF INCOME


(millions, except per share data)
YEAR ENDED DECEMBER 31                                                                   1999             1998              1997
--------------------------------------------------------------------------------------------------------------------------------
NET SALES                                                                            $1,453.3         $1,394.3          $1,311.2

OPERATING EXPENSES
   Cost of products sold                                                              1,030.2          1,011.5             937.5
   Selling, general and administrative expenses                                         242.8            192.4             182.1
   Special charges                                                                       18.2            116.5              49.8
--------------------------------------------------------------------------------------------------------------------------------

                                                                                      1,291.2          1,320.4           1,169.4
--------------------------------------------------------------------------------------------------------------------------------


OPERATING INCOME                                                                        162.1             73.9             141.8

INTEREST AND OTHER INCOME                                                                44.3             37.0              31.7

INTEREST AND OTHER EXPENSE                                                               31.0             44.7              56.3
--------------------------------------------------------------------------------------------------------------------------------


INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES                                   175.4             66.2             117.2

INCOME TAXES                                                                             35.8              9.8              45.4
--------------------------------------------------------------------------------------------------------------------------------


NET INCOME FROM CONTINUING OPERATIONS                                                   139.6             56.4              71.8

NET INCOME (LOSS) FROM DISCONTINUED OPERATIONS                                             --             32.6             (14.9)
--------------------------------------------------------------------------------------------------------------------------------


NET INCOME                                                                             $139.6            $89.0             $56.9
--------------------------------------------------------------------------------------------------------------------------------


EARNINGS (LOSS) PER SHARE:
BASIC
   Continuing operations                                                                $2.42            $0.96             $1.20
   Discontinued operations                                                                 --             0.55             (0.25)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                        $2.42            $1.51             $0.95
--------------------------------------------------------------------------------------------------------------------------------


DILUTED
   Continuing operations                                                                $2.41            $0.95             $1.19
   Discontinued operations                                                                 --             0.55             (0.25)
--------------------------------------------------------------------------------------------------------------------------------

                                                                                        $2.41            $1.50             $0.94
--------------------------------------------------------------------------------------------------------------------------------


CASH DIVIDENDS DECLARED PER SHARE                                                       $0.32            $0.40             $0.63
--------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS


(millions)
DECEMBER 31                                                                                               1999              1998
--------------------------------------------------------------------------------------------------------------------------------


ASSETS
CURRENT ASSETS
   Cash and cash equivalents                                                                            $478.3            $411.6
   Accounts and notes receivable, less allowance of $4.7 and $4.1, respectively                          339.6             258.0
   Inventories                                                                                           316.8             293.2
   Prepaid expenses                                                                                       32.8              32.8
--------------------------------------------------------------------------------------------------------------------------------

   TOTAL CURRENT ASSETS                                                                                1,167.5             995.6
--------------------------------------------------------------------------------------------------------------------------------


PLANT AND EQUIPMENT                                                                                      751.8             689.5

GOODWILL                                                                                                 246.5             115.6

INVESTMENTS IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES                                                  55.5              80.3

OTHER ASSETS                                                                                              39.7              21.1

NET ASSETS OF DISCONTINUED OPERATIONS                                                                       --             102.5

                                                                                                      $2,261.0          $2,004.6
--------------------------------------------------------------------------------------------------------------------------------


LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
   Accounts payable                                                                                     $136.5            $129.3
   Accrued expenses                                                                                      123.7             163.8
   Income taxes payable                                                                                   40.5              44.2
   Dividends payable                                                                                       4.5               4.7
   Notes payable and current portion of long-term debt                                                     6.0               4.6
--------------------------------------------------------------------------------------------------------------------------------

   TOTAL CURRENT LIABILITIES                                                                             311.2             346.6
--------------------------------------------------------------------------------------------------------------------------------


LONG-TERM DEBT, LESS CURRENT PORTION                                                                     883.4             515.3

OTHER NONCURRENT LIABILITIES                                                                              34.4              37.1

DEFERRED INCOME TAXES                                                                                     37.9              51.3

STOCKHOLDERS' EQUITY
   Common stock, $1 par value, authorized 200 shares                                                      72.9              72.7
   Additional paid-in capital                                                                            132.0             128.6
   Retained earnings                                                                                   1,769.2           1,657.1
   Accumulated other comprehensive income                                                                (56.5)            (32.9)
   Less treasury stock, at cost                                                                         (923.5)           (771.2)
--------------------------------------------------------------------------------------------------------------------------------

   TOTAL STOCKHOLDERS' EQUITY                                                                            994.1           1,054.3
--------------------------------------------------------------------------------------------------------------------------------

                                                                                                      $2,261.0          $2,004.6
--------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS


(millions)
YEAR ENDED DECEMBER 31                                                                   1999             1998              1997
--------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
   Net income from continuing operations                                               $139.6            $56.4             $71.8
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and depletion                                                          80.8             78.6              69.9
     Amortization of intangible assets                                                    8.7              4.9               3.8
     Deferred income taxes                                                               19.1            (14.1)             (0.5)
     Net (unremitted) remitted earnings of affiliates                                    (1.2)             1.7              (1.9)
     (Gain) Loss on disposition of assets                                                (8.3)             0.7               0.3
     Special charges                                                                     18.2            116.5              49.8
     Other 6.2                                                                           (0.4)            (6.8)
     Change in operating assets and liabilities,
       net of effects from business combinations:
         Accounts receivable                                                            (46.5)            (3.3)              1.9
         Inventories                                                                     19.1              9.8             (22.3)
         Other current assets                                                            (1.1)            (2.6)             (7.9)
         Accounts payable and accrued expenses                                          (51.7)           (32.7)             40.5
         Income taxes and other current liabilities                                       3.6            (76.8)            (15.9)
         Other noncurrent liabilities                                                    (0.2)             1.6              10.3
--------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES FROM CONTINUING OPERATIONS                    186.3            140.3             193.0

DISCONTINUED OPERATIONS (see note below):
   Net income (loss)                                                                       --             32.6             (14.8)
   Change in net assets                                                                  75.9            433.6              78.7
--------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY OPERATING ACTIVITIES                                               262.2            606.5             256.9

INVESTING ACTIVITIES
   Plant and equipment additions                                                       (119.0)          (160.6)           (133.0)
   Business combinations, net of cash acquired                                         (286.8)             0.6             (91.1)
   Proceeds from sale of assets                                                          13.2              1.8               1.2
   Other (4.3)                                                                           (9.2)            (2.1)
--------------------------------------------------------------------------------------------------------------------------------

NET CASH USED FOR INVESTING ACTIVITIES                                                 (396.9)          (167.4)           (225.0)

FINANCING ACTIVITIES
   Net borrowings and (repayments) under short-term credit lines                          1.5             (2.4)              3.6
   Net proceeds from long-term borrowings                                               393.9              6.7               6.6
   Net (decrease) increase in commercial paper and other                                (25.5)           (53.0)             58.1
   long-term obligations
   Proceeds from stock options exercised                                                  5.1              5.3               2.3
   Cash dividends paid                                                                  (18.6)           (28.4)            (37.6)
   Repurchase of common stock                                                          (158.7)           (28.5)           (128.6)
   Other                                                                                  4.3             (1.0)               --
--------------------------------------------------------------------------------------------------------------------------------

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES                                    202.0           (101.3)            (95.6)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS                             (0.6)             0.1              (4.0)
--------------------------------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                         66.7            337.9             (67.7)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                          411.6             73.7             141.4
--------------------------------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS AT END OF YEAR                                               $478.3           $411.6             $73.7
--------------------------------------------------------------------------------------------------------------------------------

Cash flow from discontinued operations in 1998 was $466.2 million of which $461.9 million was received from Octel.
Parentheses indicate decrease in cash and cash equivalents.
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)
                                                                 1999                      1998                       1997
--------------------------------------------------------------------------------------------------------------------------------

                                                          Shares     Amount         Shares      Amount        Shares      Amount
COMMON STOCK
   Balance at January 1                                     72.7      $72.7           72.6       $72.6          72.5       $72.5
   Exercise of stock options net of shares exchanged         0.2        0.2            0.1         0.1           0.1         0.1
--------------------------------------------------------------------------------------------------------------------------------

   Balance at December 31                                   72.9       72.9           72.7        72.7          72.6        72.6
--------------------------------------------------------------------------------------------------------------------------------

ADDITIONAL PAID-IN CAPITAL
   Balance at January 1                                               128.6                      123.4                     121.2
   Exercise of stock options net of shares exchanged                    3.0                        1.1                       1.2
   Tax benefits of early disposition
     of stock by optionees                                              0.8                        0.9                       1.0
   Restricted stock activity                                            1.3                        3.2                        --
   Employee stock plan activity                                       (1.7)                         --                        --
--------------------------------------------------------------------------------------------------------------------------------

   Balance at December 31                                             132.0                      128.6                     123.4
--------------------------------------------------------------------------------------------------------------------------------

RETAINED EARNINGS
   Balance at January 1                                             1,657.1                    1,912.5                   1,893.1
   Net income                                                         139.6                       89.0                      56.9
   Dividends                                                         (18.3)                     (23.6)                    (37.5)
   Spin-off of Octel                                                     --                    (320.8)                        --
   Other                                                              (9.2)                         --                        --
   BALANCE AT DECEMBER 31                                           1,769.2                    1,657.1                   1,912.5
--------------------------------------------------------------------------------------------------------------------------------

TREASURY STOCK
   Balance at January 1                                   (14.3)    (771.2)         (13.6)     (745.6)        (10.8)     (617.0)
   Shares repurchased                                      (4.2)    (158.7)          (0.7)      (28.5)         (2.8)     (128.6)
   Employee stock plan activity                              0.1        6.4             --         2.9            --          --
--------------------------------------------------------------------------------------------------------------------------------

   Balance at December 31                                 (18.4)    (923.5)         (14.3)     (771.2)        (13.6)     (745.6)
--------------------------------------------------------------------------------------------------------------------------------

ACCUMULATED OTHER COMPREHENSIVE INCOME
   Cumulative translation adjustment
     Balance at January 1                                            (30.1)                     (52.9)                      17.1
     Translation adjustment                                          (34.6)                      (6.2)                    (70.0)
     Other                                                   9.2                        --                        --
     Spin-off of Octel                                                   --                       29.0                        --
--------------------------------------------------------------------------------------------------------------------------------

     BALANCE AT DECEMBER 31                                          (55.5)                     (30.1)                    (52.9)
   Minimum Pension Liability
     Balance at January 1                                             (2.8)                      (2.6)                        --
     Minimum pension liability adjustment                               1.8                      (0.2)                     (2.6)
--------------------------------------------------------------------------------------------------------------------------------

     Balance at December 31                                           (1.0)                      (2.8)                     (2.6)
--------------------------------------------------------------------------------------------------------------------------------

   Total Balance at December 31                                      (56.5)                     (32.9)                    (55.5)
--------------------------------------------------------------------------------------------------------------------------------

Total Stockholders' Equity                                  54.5     $994.1           58.4    $1,054.3          59.0    $1,307.4
--------------------------------------------------------------------------------------------------------------------------------

COMPREHENSIVE INCOME (LOSS)
   Net income                                                        $139.6                      $89.0                     $56.9
   Translation adjustment                                            (34.6)                      (6.2)                    (70.0)
   Minimum pension liability adjustment                                 1.8                      (0.2)                     (2.6)
--------------------------------------------------------------------------------------------------------------------------------

   TOTAL COMPREHENSIVE INCOME (LOSS)                                 $106.8                      $82.6                   $(15.7)

   See notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions, except as indicated)

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
BASIS OF FINANCIAL STATEMENT PRESENTATION
Continuing operations represent the specialty chemical operations of the Company. Reported as discontinued operations are the petroleum additives business (Octel) which was spun off to shareholders in May 1998; the Eastern European Trading business (Chemol) whose operations were concluded in 1998; the environmental services business which was sold in January 1999; and the furfural and derivatives business which was sold in June 1999. In September 1999, the Company announced its intentions to sell approximately 50% of its interest in its Energy Services and Products business (OSCA) through an initial public offering. OSCA has been included in continuing operations because the Company will retain the ability to exert significant influence over OSCA due to its continuing ownership interest.

NATURE OF OPERATIONS
The Company is a diversified specialty chemical company. Primary manufacturing operations are located in the United States and Europe. The Company manages its business and reports segmental information based on the nature of its products and services. The Company's segments are Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. The Company's products are sold globally. The principal markets include: computer and business equipment, consumer electronics, data processing, construction materials, telecommunications, pharmaceuticals and pool and spa dealers and distributors.

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

PLANT AND EQUIPMENT
Plant and equipment are stated at cost. Depreciation of buildings and equipment is provided over the estimated useful lives of the assets using the straight-line method. The estimated useful lives for purposes of computing depreciation are: buildings, 10-40 years; manufacturing equipment, 7-20 years; and office equipment, 3-5 years.

GOODWILL
Goodwill, the excess of investment over net assets of subsidiaries acquired, is amortized over periods of 8 to 40 years using the straight-line method. As of December 31, 1999 and 1998, accumulated amortization was $22 million and $17 million, respectively.

IMPAIRMENT OF LONG-LIVED ASSETS AND INTANGIBLE ASSETS
When events or circumstances indicate that the carrying amount of long-lived assets to be held and used or intangible assets might not be recoverable, the expected future undiscounted cash flows from the assets is estimated and compared with the carrying amount of the assets. If the sum of the estimated undiscounted cash flows is less than the carrying amount of the assets, an impairment loss is recorded. The impairment loss is measured by comparing the fair value of the assets with their carrying amounts. Fair value is determined based on discounted cash flow or appraised values, as appropriate. Long-lived assets that are held for disposal are reported at the lower of the assets' carrying amount or fair value less costs related to the assets' disposition.

INCOME TAXES
Income taxes are provided on the portion of the income of foreign affiliates that is expected to be remitted to the parent company and be taxable. Unremitted earnings of foreign affiliates where taxes have not been provided is immaterial.

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

DERIVATIVE FINANCIAL INSTRUMENTS
The Company uses various derivative instruments including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. These instruments are entered into under the Company's corporate financial risk management policy to manage exposures and are not for speculative trading purposes. Management periodically reviews the effectiveness of the use of derivative instruments.

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

Derivatives that are designated as, and effective as, a hedge of firm foreign currency commitments are accounted for using the deferral method. Gains and losses from instruments that hedge firm commitments are deferred and recognized as part of the economic basis of the transactions underlying the commitments when the associated hedged transaction occurs. Gains and losses from instruments that hedge foreign-currency-denominated receivables, payables and debt instruments are reported in earnings and offset the effects of foreign exchange gains and losses from the associated hedged items. Gains or losses from early termination of derivative financial instruments are deferred and amortized over the remaining terms of the related item being hedged. If the underlying item being hedged is extinguished, any related gain or loss is included in earnings.

NEW ACCOUNTING STANDARDS
Effective January 1, 1999, the Company adopted the American Institute of Certified Public Accountants (AICPA) Statement of Position (SOP) 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This accounting standard specifically defines the criteria under which costs incurred in connection with internal-use computer software projects are to be treated as a current period expense or to be capitalized. Adoption of SOP 98-1 increased 1999 operating costs by approximately $10 million.

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement, as amended by SFAS No.137, will be effective for the Company beginning with the first quarter of 2001. The Statement requires companies to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. Hedge ineffectiveness, the amount by which the change in the value of a hedge does not exactly offset the change in the value of the hedged item, will be immediately recognized in earnings. The Company is evaluating the new statement's provisions and has not yet determined the impact of adoption on the results of operations or financial position.


NOTE 2: SPECIAL CHARGES
In the first quarter of 1998, the Board of Directors appointed a new chief executive officer and over the following months a new senior management team was assembled. Beginning in the third quarter of 1998, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs. A formal repositioning plan to accomplish these goals was approved by the Board of Directors in 1998. In the fourth quarter of 1999, the Board of Directors took certain additional actions to further streamline the Polymer Additives business unit, to provide a more flexible data processing solution for the Company's manufacturing operations and to write down certain assets formerly used in the Energy Services and Products' Mexico environmental business. The plan is intended to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability.

Accordingly, the Company recognized a special charge of $25.4 million, $16.5 million after income taxes or $0.29 per share, during 1999. Offsetting the 1999 special charges were certain reversals of the special charges taken in 1998 totaling $7.2 million, $4.7 million after income taxes or $0.08 per share, as explained below. The net of the 1999 special charges and the reversals of the prior year charges is reflected in the consolidated statement of income as a separate component of operating income.

Details of the 1999 special charge by business unit and a reconciliation to the reserve balance at December 31, 1999, follows:


-----------------------------------------------------------------------------------------------------
                                                              Reserve
                             Amount                           Balance at
                          of Charge          1999             December 31_
Description                 in 1999      Activity             1999
-----------------------------------------------------------------------------------------------------
Asset Impairment (non cash):
   Polymer Additives          $10.8         $10.8             $--
   Energy Services
     and Products               1.8           1.8             --
   Corporate                   10.7          10.7             --
-----------------------------------------------------------------------------------------------------

                               23.3          23.3             --
Severance Costs:
   Polymer Additives            1.2           0.2             1.0
   Corporate                    0.9            --             0.9

                                2.1           0.2             1.9

                              $25.4         $23.5            $1.9
-----------------------------------------------------------------------------------------------------


Asset impairment losses in Polymer Additives relate to the shutdown of certain unprofitable operating units and the replacement of certain lines with new technology primarily in the El Dorado, Arkansas, facility. The asset impairment charge in Energy Services and Products relates to a write-down of certain fixed assets formerly used in the Mexico environmental business. Asset impairment losses in Corporate relate to the write-off of certain components of the Company's data processing software which have no future use as a result of the Company's decision to provide for more flexibility in its manufacturing systems. The Company recorded an impairment loss to write down the carrying value of these assets to fair value. Fair value was determined using appraised values. The adjusted carrying value of the assets will be depreciated over the remaining lives of the assets.

Severance costs include the cost of separation payments to certain employees who have been or will be terminated. These costs have either been negotiated individually with the employee or are based upon the provisions of statutory or contractual severance plans. The Company will be eliminating approximately 65 positions as a result of the 1999 actions. As of December 31, 1999, substantially all personnel involved have been terminated or have been given specific notice of termination dates. Notification to European employees has been made through their unions and workers councils. The Polymer Additives terminations relate to a decision to consolidate research activities in the United States and Europe into two Technology Centers, one located in West Lafayette, Indiana, and the other in Bolgiano, Italy. Researchers in West Lafayette will focus primarily on halogen and non-halogen based flame retardant and performance additives and fluids technology. Those in Bolgiano will concentrate on polymer stabilizers. All European Technical Service and Applications capabilities will be consolidated in a new Customer Technical Service and Applications Center in Geel, Belgium. European Polymer Additives customers will receive all the technical service and analytical support they need from a single location, which is located near 80 percent of the Company's European customers. The Corporate severance costs relate to information systems personnel.

The 1998 portion of the repositioning plan affects the Polymer Additives, Performance Chemicals and Energy Services and Products business units and includes both domestic and international operations primarily in France, Italy and the United Kingdom. The plan provides for improving manufacturing productivity; the closing of production units at four sites; and the consolidation of United States flame retardant production. Additionally, the consolidation of sales offices and research and development facilities is planned. As a result of these actions, approximately 500 positions will be eliminated.

Accordingly, the Company recognized a special charge of $116.5 million, $74.7 million after income taxes or $1.26 per share during 1998. This special charge is reflected in the consolidated statement of income as a separate component of operating income. Of the $116.5 million, $48.3 million was recorded for actions taken in the third quarter of 1998 and another $52.7 million was recorded in the fourth quarter of 1998. Additionally, $15.5 million related to costs associated with the transition of the chief executive officer was recorded in the first quarter of 1998 and was included in the special charge.

Details of the 1998 special charge by business unit and a reconciliation to the reserve balance at December 31, 1999 follows:




--------------------------------------------------------------------------------------------------------------------------------

                                                                          Reserve                                        Reserve
                                           Amount of                   Balance at                                     Balance at
                                              Charge           1998  December 31,              1999          1999   December 31,
Description                                  in 1998       Activity          1998          Activity     Reversals           1999
Asset Impairment (non-cash):
   Polymer Additives                           $25.9        $(25.9)           $--               $--           $--            $--
   Performance Chemicals                        12.7         (12.7)            --                --            --             --
   Energy Services and Products                  7.9          (7.9)            --               2.6         (2.6)             --
   Corporate                                    10.0         (10.0)            --                --            --             --
--------------------------------------------------------------------------------------------------------------------------------

                                                56.5         (56.5)            --               2.6         (2.6)             --
Severance Costs:
   Polymer Additives                            10.9             --          10.9             (2.3)            --            8.6
   Performance Chemicals                         3.3          (1.6)           1.7             (1.1)           0.3            0.9
   Energy Services and Products                  0.4          (0.3)           0.1             (0.1)            --             --
   Corporate                                     3.0          (0.2)           2.8             (0.9)         (0.9)            1.0
--------------------------------------------------------------------------------------------------------------------------------

                                                17.6          (2.1)          15.5             (4.4)         (0.6)           10.5
Plant Closure and Environmental:
   Polymer Additives                             3.2             --           3.2             (0.5)           0.2            2.9
   Performance Chemicals                         6.9             --           6.9             (0.3)         (4.4)            2.2
--------------------------------------------------------------------------------------------------------------------------------

                                                10.1             --          10.1             (0.8)         (4.2)            5.1
Senior Management
   Transition (Corporate)                       20.5         (11.2)           9.3             (3.1)         (0.1)            6.1
Lease Costs
   (Energy Services and Products)                4.4          (0.8)           3.6             (1.8)            --            1.8
Other                                            7.4          (3.4)           4.0             (4.3)           0.3             --
--------------------------------------------------------------------------------------------------------------------------------

                                              $116.5        $(74.0)         $42.5           $(11.8)        $(7.2)          $23.5
--------------------------------------------------------------------------------------------------------------------------------


Asset impairment losses relate to consolidation of certain product lines, primarily in the Polymer Additives business unit, where the Company has sufficient capacity to meet anticipated requirements, and the shutdown of certain unprofitable operating units. Approximately $41.4 million of the asset impairment loss is related to assets which were to be held and used until the facility closures could be completed; most of these facilities have now been closed. The balance of the asset impairment loss relates primarily to certain components of the Company's data processing software which has no future use. The Company recorded an impairment loss to write down the carrying value of these assets to fair value. Fair value was determined using appraised values. The adjusted carrying value of the assets will be depreciated over the remaining lives of the assets. The reversal of $2.6 million in 1999 relates to an Energy Services and Products calcium chloride production facility which was held for sale. In the fourth quarter of 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of calcium chloride, the Company made the decision to continue utilizing the facility for the foreseeable future. This decision resulted in a change to the 1998 repositioning plan such that the calcium chloride plant will now not be sold or abandoned.

Severance costs include the cost of separation payments to certain employees who have been or will be terminated. These costs have either been negotiated individually with the employee, or are based upon the provisions of statutory or contractual severance plans. The Company eliminated approximately 500 positions as a result of the 1998 actions. While all areas of the Company will be affected by the workforce reductions, the majority of the terminations occurred in manufacturing. The reversal of $0.6 million in 1999 occurred due to the costs associated with the termination of certain management positions being less than originally expected.

The decision to abandon facilities results in closure costs, such as dismantling, decontamination and remediation. Spending related to these costs will begin after the facilities have been closed. Due in part to increased volumes resulting from the NSC Technologies acquisition in 1999, the Company no longer plans to close a plant which was included in the restructuring plan in 1998. As a result, $4.2 million of plant closure and environmental reserves have been reversed in 1999, primarily in the Performance Chemicals business unit.

Included in the senior management transition costs is $15.5 million for the change in the chief executive officer. The majority of these payments will be completed by 2001. The reversal of $0.1 million in 1999 occurred due to the costs associated with the terminations of certain senior management positions being less than originally expected.

The lease component of the repositioning plan represents the remaining lease payments, net of sublease income, on one of the Energy Services and Products business unit's deep water oil well service. Payments under the lease agreement extend through 2001.

In accordance with a plan approved by the Board of Directors in December 1997, the Company took a series of actions to restructure its Water Treatment business and eliminate underperforming assets. Details of the 1997 charge and a reconciliation to the reserve balance at December 31, 1999 follows:


-----------------------------------------------------------------------------------------------------
                                   Reserve                    Reserve
                   Amount       Balance at                    Balance at
                of Charge     December 31,         1999       December 31,
Description       in 1997             1998     Activity       1999
-----------------------------------------------------------------------------------------------------
Asset impairment
   (non-cash)       $38.0           $ --           $  --       $ --
Severance costs       1.9            0.9             0.1        1.0
Other                 9.9            2.3            (1.6)       0.7
-----------------------------------------------------------------------------------------------------

                    $49.8           $3.2           $(1.5)      $1.7
-----------------------------------------------------------------------------------------------------


The asset impairment relates primarily to the abandonment of a BCDMH manufacturing facility in Louisiana, a pharmaceutical intermediates production plant in South Arkansas, a pool chemicals plant in Germany and certain mineral leases.

Severance costs are for the involuntary termination of approximately 20 Water Treatment business unit employees. The original provision for Other included $5.0 million for the cost of exiting a European bromine joint venture and $2.5 million to terminate a facility lease. The remaining reserve of $1.7 million is expected to be fully utilized in 2000.


NOTE 3: DISCONTINUED OPERATIONS
During 1997, the Board of Directors approved a plan to spin off Octel to the stockholders and to exit the furfural and derivatives business, Chemol and environmental services businesses. These operations are included in discontinued operations. The 1997 results include a special provision of $137 million net of income tax benefits of $49 million related to the estimated losses on divestitures and an income tax provision of $38 million related to the anticipated repatriation of Octel earnings. Reserves for the discontinued operations amounted to $15 million and $145 million at December 31, 1999 and 1998, respectively.

The Octel spin-off was completed on May 22, 1998, through a tax-free distribution of one share of Octel common stock for every four shares of the Company's common stock outstanding. Prior to the spin-off, the Company received a distribution from Octel of approximately $462 million and assumed tax liabilities of approximately $108 million. Stockholders' equity (retained earnings and cumulative translation adjustment) was reduced by approximately $292 million in 1998 representing the net book value of the distribution to the stockholders.

A portion of the Chemol business was sold during 1998 and essentially all remaining operations were concluded. The environmental services business was sold in January 1999. The furfural and derivatives business was sold in June 1999.

Summary statements of income and net assets for the discontinued operations are set forth below:


SUMMARY STATEMENTS OF INCOME


-----------------------------------------------------------------------------------------------------
Year Ended December 31                       1998             1997
-----------------------------------------------------------------------------------------------------
Net sales                                  $351.7             $768.7
Income before income taxes                   48.6             181.0
Income taxes                                 16.0             58.9
-----------------------------------------------------------------------------------------------------

Income from operations
   (net of taxes)                            32.6             122.1
Special provision (net of taxes)               --             137.0


Net income (loss) from
   discontinued operations                  $32.6             $(14.9)
-----------------------------------------------------------------------------------------------------


Summary Statements of Net Assets
-----------------------------------------------------------------------------------------------------
December 31                                                   1998
-----------------------------------------------------------------------------------------------------
Current assets                                                $147.5
Net property and equipment                                    92.5
Goodwill and other assets                                     40.0
-----------------------------------------------------------------------------------------------------

Total assets                                                  280.0
Reserve for losses                                            145.4
Current liabilities                                           15.0
Other liabilities                                             17.1


Net assets                                                    $102.5
-----------------------------------------------------------------------------------------------------


Net assets (liabilities) of discontinued operations at December 31, 1999, amounting to $(5.2) million have been included in other assets on the consolidated balance sheet.


NOTE 4: ACQUISITIONS
On May 3, 1999, the Company completed the acquisition of NSC Technologies from Monsanto Company for approximately $125 million in cash. NSC Technologies develops, manufactures and sells chiral pharmaceutical intermediates and select bulk actives to pharmaceutical companies. The business' core chiral expertise in unnatural amino acids provides a broad molecular platform from which it develops novel, high value-added intermediates and bulk actives for antiviral, cardiovascular and oncology therapeutic drugs. NSC Technologies is part of the Fine Chemicals group of the Performance Chemicals business unit.

The acquisition was accounted for using the purchase method of accounting with the results of NSC Technologies included since the date of acquisition. Goodwill resulting from the acquisition amounted to approximately $89 million which is being amortized over 30 years. The allocation of the purchase price to the acquired assets and assumed liabilities, including goodwill, is preliminary since discussions are ongoing with the seller regarding potential purchase price adjustments.

On August 2, 1999, the Company completed the acquisition of FMC Corporation's Process Additives Division (PAD) for $162 million in cash. PAD is a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives, as well as a leading supplier of specialty water treatment chemicals used in industrial applications and desalination. The transaction broadens the Polymer Additives business unit and more than doubles the industrial segment of the Water Treatment business unit.

The acquisition was accounted for using the purchase method of accounting with the results of PAD included since the date of acquisition. Goodwill resulting from the acquisition amounted to approximately $62 million which is being amortized over 35 years. The allocation of the purchase price to the acquired assets and assumed liabilities, including goodwill, is preliminary since discussions are ongoing with the seller regarding potential purchase price adjustments.

The following represents the unaudited pro forma results of continuing operations as if the NSC Technologies and PAD acquisitions had occurred as of January 1 of each year presented.


-----------------------------------------------------------------------------------------------------
Year Ended December 31                       1999             1998
-----------------------------------------------------------------------------------------------------

Net sales                                $1,557.6             $1,619.3
Net income                                  141.8                 63.8
Earnings per share                            2.45                 1.08
-----------------------------------------------------------------------------------------------------

The pro forma results do not represent the Company's actual operating results had the acquisition been made at the beginning of the respective years, or the results which may be expected in the future.

On November 3, 1997, the Company completed the acquisition of Cookson Group plc's global antimony products business, Anzon, for $90 million. Approximately $46 million of goodwill resulted from the acquisition which is being amortized over 40 years. Anzon is a global producer of antimony-based flame retardants. The acquisition was accounted for as a purchase and the results of operations are included in the consolidated financial statements from the date of acquisition.


NOTE 5: CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:


-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998
-----------------------------------------------------------------------------------------------------
Cash                                        $ 85.4            $ 88.4
Cash equivalents                             392.9             323.2


                                            $478.3            $411.6
-----------------------------------------------------------------------------------------------------


NOTE 6: INVENTORIES
The major components of inventories are as follows:


-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998
-----------------------------------------------------------------------------------------------------
Finished products                          $227.9             $211.3
Raw materials                                60.1               50.0
Supplies                                     28.8               31.9
-----------------------------------------------------------------------------------------------------

                                           $316.8             $293.2
-----------------------------------------------------------------------------------------------------


NOTE 7: PLANT AND EQUIPMENT

Plant and equipment consist of the following:


-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998
-----------------------------------------------------------------------------------------------------
Land                                        $   18.2          $   19.8
Buildings                                      109.6             121.9
Equipment                                    1,150.3             939.8
Construction in progress                        79.3             160.1
-----------------------------------------------------------------------------------------------------

                                             1,357.4           1,241.6
Less allowances for depreciation,
   depletion and amortization                  605.6             552.1


                                            $  751.8          $  689.5
-----------------------------------------------------------------------------------------------------

Maintenance and repairs charged to costs and expenses were $63 million, $57 million and $60 million for 1999, 1998 and 1997, respectively.


NOTE 8: DEBT
Long-term debt is summarized as follows:


-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998
-----------------------------------------------------------------------------------------------------

Notes payable                              $401.0             $  0.6
Commercial paper                            455.8              481.3
Industrial development bonds                 12.3               12.3
Other                                        20.3               25.7
-----------------------------------------------------------------------------------------------------

                                            889.4              519.9
Less current portion                          6.0                4.6


                                           $883.4             $515.3
-----------------------------------------------------------------------------------------------------

On July 15, 1999, the Company sold $400 million of 7% notes due July 15, 2009. Proceeds from the sale of the notes were used to replace a portion of the commercial paper borrowings. The notes contain restrictive financial covenants, including an interest coverage ratio. The notes were sold under a shelf registration process. Under this process, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission and may sell various unsecured debt securities, common stock or rights or warrants to purchase common stock individually or in combination up to $750 million. The amount remaining on the registration statement is $350 million.

The average rate of interest on commercial paper borrowing was 5.8% at December 31, 1999. The interest rate on industrial development bonds was 3.5% at December 31, 1999. The bonds have maturities through 2025.

The Company has a $600 million revolving credit agreement with 11 banks which serves as a backup for the Company's commercial paper program that expires in 2001. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A-1 by Standard and Poor's and P-1 by Moody's.

Long-term debt matures as follows: 2000, $6 million; 2001, $459 million; 2002, $3 million; 2003, $3 million; 2004, $2 million; and thereafter $416 million.

During 1999, 1998 and 1997, interest costs were $35 million, $31 million and $34 million, respectively, which included interest capitalized as additional costs of plant and equipment of $4 million for 1999 and $6 million in years 1998 and 1997. In these years, interest payments were $22 million, $32 million and $34 million, respectively.

NOTE 9: INCOME TAXES
The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes, a reconciliation of the United States federal income tax rate to the effective income tax rate and the components of deferred tax assets and liabilities.

Income Before Income Taxes:

-----------------------------------------------------------------------------------------------------
Year Ended December 31                      1999               1998              1997
-----------------------------------------------------------------------------------------------------
Domestic                                   $112.7             $18.3              $79.9
Foreign                                      62.7              47.9               37.3

                                           $175.4             $66.2             $117.2
-----------------------------------------------------------------------------------------------------

Provisions for Income Taxes:

-----------------------------------------------------------------------------------------------------
Year Ended December 31                       1999             1998              1997
-----------------------------------------------------------------------------------------------------
Current:
   Federal                                 $(5.2)             $6.5              $32.8
   State                                     1.7               4.9                4.4
   Foreign                                  20.2              12.5                8.7

                                            16.7              23.9               45.9
-----------------------------------------------------------------------------------------------------
Deferred:
   Domestic                                 20.8             (20.5)              (2.8)
   Foreign                                  (1.7)              6.4                2.3

                                            19.1             (14.1)              (0.5)

                                           $35.8              $9.8              $45.4
-----------------------------------------------------------------------------------------------------

Effective Income Tax Rate Reconciliation:

-----------------------------------------------------------------------------------------------------
Year Ended December 31                      1999              1998              1997
-----------------------------------------------------------------------------------------------------
U.S. federal income tax rate                35.0%             35.0%             35.0%
Change resulting from:
   State income tax                          0.6               4.8               2.4
   Depletion                                (0.9)             (3.3)             (2.2)
   Foreign sales corporation                (1.8)             (4.8)             (3.5)
   Tax exempt interest                      (0.5)             (1.7)               --
   Dividends received
     deduction                              (1.3)             (3.3)             (2.5)
   Low income housing credit                (1.6)             (3.2)             (1.5)
   International operations                 (1.1)             (5.5)              1.5
   Statutory tax rate changes                 --                --              (2.1)
   Special charge
     rate differential                        --               2.7               4.8
   Stock redemption -
     Huntsman                               (1.3)               --                --
   Release of previously
     provided tax provisions                (7.2)               --                --
   Other                                     0.5              (5.9)              6.8

Effective income tax rate                   20.4%             14.8%             38.7%

-----------------------------------------------------------------------------------------------------


Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.


Components of Deferred Tax Assets and Liabilities:

-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998
-----------------------------------------------------------------------------------------------------

Deferred tax assets
   Accrued expenses                          $7.4             $13.0
   Special charges                            9.1              15.6
   Tax credit carryforwards                  11.0                --
   Other                                     16.9              13.6

                                            $44.4             $42.2
-----------------------------------------------------------------------------------------------------
Deferred tax liabilities
   Depreciation                             $47.9             $40.1
   Foreign liabilities pending settlements     --              20.0
   Other                                     22.2              19.6

                                            $70.1             $79.7
-----------------------------------------------------------------------------------------------------


As of December 31, 1999, the Company has unutilized tax credits of $11.0 million. Of this amount, $5.4 million expire in 2003; $0.3 million expire in 2004; and the remainder have no expiration dates.

Cash payments for income taxes were $24 million, $109 million and $36 million in 1999, 1998 and 1997, respectively.

NOTE 10: STOCKHOLDERS' EQUITY
The Company is authorized to issue up to 200 million shares of common stock with a par value of $1 per share.

On February 15, 1999, the Company's Board of Directors approved a new Stockholders Rights Plan, replacing a plan which was scheduled to expire in September 1999. The outstanding rights under the prior Stockholders Rights Plan were redeemed at a price of $0.0025 per right for stockholders of record on April 1, 1999. Under the new Stockholders Rights Plan, the stockholders received one right (the "Right") for each outstanding share of common stock of the Company that they owned on the record date. The new Rights have an exercise price of $170 per right, subject to adjustment. Until the Rights become exercisable, they are attached to, and will trade with, the common stock.

The Rights become exercisable and transferable apart from the common stock if a person becomes the beneficial owner of, or offers to acquire, 15% or more of the Company's outstanding common stock or if the Board declares a 10 percent-or-more stockholder an "Adverse Person" based on certain criteria set forth in the Plan. After a person becomes the beneficial owner of 15% or more of the Company's outstanding common stock or is declared an Adverse Person (each such event is referred to as a "triggering event"), each Right would entitle the holder, except the acquiring person or Adverse Person, to purchase, at the Right's then-current exercise price, the number of Great Lakes common shares having a market value equal to twice the Right's exercise price.

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

NOTE 11: EARNINGS PER SHARE
Basic earnings per share is based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that were dilutive and outstanding during the period. The computation of basic and diluted earnings per share is determined using net income or loss as reported as the numerator, and the number of shares included in the denominator is calculated as follows:

-----------------------------------------------------------------------------------------------------
Year Ended December 31         1999          1998             1997
-----------------------------------------------------------------------------------------------------
Denominator for basic
   earnings per share
   (weighted average shares)   57.8          59.0             60.0
Effect of dilutive securities   0.2           0.2              0.3


Denominator for diluted
   earnings per share          58.0          59.2             60.3
-----------------------------------------------------------------------------------------------------

Options to purchase shares of common stock of 1.6 million, 1.4 million and 1.1 million in 1999, 1998 and 1997, respectively, were outstanding but were excluded from the computation of diluted earnings per share because the exercise prices were greater than the average market price of the common shares during those years, and therefore the effect would have been antidilutive.

NOTE 12: STOCK COMPENSATION PLANS
The Company has three plans that provide for the granting of stock awards to officers and key employees. The 1998 and the 1993 Stock Compensation Plans have stock awards available for grant; the third plan has options exercisable as of December 31, 1999. The Company is authorized to grant options for up to 4.3 million shares under the plans, of which 2.1 million have been granted. Options under the plans have been granted at the market value at the date of grant, become exercisable over periods of one to five years and expire 10 years from the date of grant.

In addition to the options awarded under the plans, the Company on April 6, 1998, granted the chief executive officer an option to acquire 0.7 million shares of the Company's stock. The options were granted at market value on the date of grant; 0.2 million of the shares became exercisable upon grant with the balances becoming exercisable ratably over four years. The options expire 10 years from the grant date.

The status of the Company's stock options is summarized below:

-----------------------------------------------------------------------------------------------------
                                                              Weighted
                                     Shares Under             Average
                                           Option             Exercise Price
-----------------------------------------------------------------------------------------------------
Outstanding at January 1, 1997                1.7             $52.61
Granted                                       0.4              43.05
Exercised                                    (0.1)             16.82
Terminated                                   (0.1)             55.89
-----------------------------------------------------------------------------------------------------

Outstanding at December 31, 1997              1.9              52.79
Granted                                       1.3              43.46
Exercised                                    (0.2)             22.05
Terminated                                   (0.6)             57.02
Adjustment for Octel spin-off                 0.3                 --
-----------------------------------------------------------------------------------------------------

Outstanding at December 31, 1998              2.7              43.57
Granted                                       0.8              40.29
Exercised                                    (0.2)             22.01
Terminated                                   (0.2)             44.99


Outstanding at December 31, 1999              3.1             $43.96


Currently Exercisable                         1.5             $47.32
-----------------------------------------------------------------------------------------------------

Concurrent with the May 1998 spin-off of Octel, the number of options outstanding was increased by 14% or 0.3 million shares and grant prices were reduced by approximately 14% to maintain the total value of the options at pre-spin-off levels. In the preceding table, prior years' information has not been restated.

During 1999 and 1998 the Company awarded restricted stock totaling 0.1 million and 0.2 million shares, respectively, to directors and other key employees. These awards become exercisable over a period of 1 to 24 years. The Company recognizes compensation expense consistent with the vesting of each award. The compensation expense incurred in 1999 and 1998 related to these awards totaled $1.3 million and $3.2 million, respectively.

Options outstanding at December 31, 1999, expire from March 2000 to December 2009. A total of 2.2 million shares are reserved for future grants as of December 31, 1999.

The following table summarizes information concerning outstanding and exercisable options at December 31, 1999:

-----------------------------------------------------------------------------------------------------
Range of Exercise Prices                 $21-$35              $36-$50           $51-$69
-----------------------------------------------------------------------------------------------------
Options outstanding:
Weighted average
   remaining contractual life            8.7 yrs.             8.3 yrs.          5.7 yrs.
Weighted average exercise price            $33.81               $41.42            $61.85
Number                                        0.5                  2.0               0.6

Options exercisable:
Weighted average exercise price            $22.60               $40.12            $61.85
Number                                        0.1                  0.9               0.5
-----------------------------------------------------------------------------------------------------


The Company accounts for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The following table sets forth pro forma information as if compensation cost had been determined based on the fair value at the grant date for awards under the Company's stock plans consistent with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." For the purposes of the pro forma disclosure, the estimated compensation costs are amortized to expense over the options' vesting period, principally three years. Therefore, because SFAS 123 is applicable to options granted subsequent to December 31, 1994, its pro forma effect is only fully reflected in 1999 and 1998.


-----------------------------------------------------------------------------------------------------
December 31                                  1999             1998              1997
-----------------------------------------------------------------------------------------------------
Weighted average fair value
   per share of options
   granted during the year(1)               $ 14.36           $ 13.96           $ 13.14
Net income from continuing operations:
   As reported                               139.6              56.4              71.8
   Pro forma                                 132.8              47.6              67.5
Diluted earnings per share:
   As reported                                 2.41              0.95              1.19
   Pro forma                                   2.30              0.81              1.12
Assumptions:
   Expected volatility                        27.7%             23.9%             21.0%
   Expected life in years                      6.5               6.5               6.5
   Risk free interest rate                     4.9%              5.5%              6.2%
   Dividend yield                              0.8%              0.9%              1.4%
-----------------------------------------------------------------------------------------------------


 (1) On date of grant using the Black-Scholes option pricing model.

NOTE 13: RETIREMENT PLANS

The Company sponsors various defined benefit pension plans. The following table provides a progression of the plans' benefit obligations and fair value of assets for 1999 and 1998, and reconciles the funded status to the amounts recognized in the balance sheets for those years.

-----------------------------------------------------------------------------------------------------
                                                              1999              1998
-----------------------------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning of year                     $156.8            $121.9
   Service cost                                                   9.2               6.7
   Interest cost                                                 10.2               9.1
   Plan participants' contributions                               0.7               0.4
   Amendments and terminations                                    1.5               2.1
   Net actuarial loss/(gain)                                    (22.4)             20.8
   FAS 88 gain                                                   (1.7)               --
   Benefits paid                                                 (5.1)             (4.8)
   Foreign currency translation loss/(gain)                      (1.2)              0.6

   Benefit obligation at end of year                           $148.0            $156.8
-----------------------------------------------------------------------------------------------------
Change in fair value of plan assets:
   Fair value of plan assets at beginning of year              $129.3            $130.6
   Actual return on plan assets                                  25.8              (1.7)
   Employer contributions                                         6.2               4.6
   Benefits and expenses paid                                    (5.6)             (5.4)
   Foreign currency translation (loss)/gain                      (0.2)              1.2

   Fair value of plan assets at end of year                    $155.5            $129.3
-----------------------------------------------------------------------------------------------------
Reconciliation of funded status to
   amounts recognized in the balance sheets:
   Funded status                                                 $7.5            $(27.5)
   Unrecognized prior service cost                                2.1               0.9
   Unrecognized transition obligation                             0.7               0.9
   Unrecognized net actuarial loss/(gain)                       (24.6)             12.6

   Net accrued benefit cost                                    $(14.3)           $(13.1)
-----------------------------------------------------------------------------------------------------
Amounts recognized in the balance sheets consist of:
   Prepaid benefit costs                                         $1.8              $2.4
   Accrued benefit liability                                    (19.1)            (21.7)
   Intangible asset                                               1.5               1.9
   Accumulated other comprehensive income                         1.5               4.3

   Net accrued benefit cost                                    $(14.3)           $(13.1)
-----------------------------------------------------------------------------------------------------

Weighted average assumptions at end of year:
Discount rates                                                6.5% to 8.0%      6.0% to 6.75%
Expected return on plan assets                                7.0% to 9.0%      7.0% to 9.0%
Rates of compensation increases                               4.0% to 4.5%      4.0% to 4.8%

The increase in the discount rate assumption in 1999 decreased the projected benefit obligation by approximately $25 million. The decrease in the discount rate assumption in 1998 increased the projected benefit obligation by approximately $22 million.

The components of net periodic benefit costs are as follows:


-----------------------------------------------------------------------------------------------------
                                             1999            1998              1997
-----------------------------------------------------------------------------------------------------
Service cost                                  $9.2            $6.7              $5.7
Interest cost                                 10.2             9.1               8.5
Expected return on plan assets               (11.4)          (11.6)             (9.6)
Amortization of prior service cost             0.2             0.2               0.1
Amortization of transition obligation          0.2             0.2               0.2
Recognized net actuarial loss                  1.3             0.1               0.2
Termination benefits                           0.1             1.4                --
Net benefit costs transferred
   from discontinued operations                 --              --               1.2

Net periodic benefit cost                     $9.8            $6.1              $6.3
-----------------------------------------------------------------------------------------------------


The net benefit costs transferred from discontinued operations represents benefit costs attributable to employees who participated in the Octel pension plans and remained with the Company after the spin-off. In 1998, the benefits for these employees were incorporated into the Company plans.

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:


-----------------------------------------------------------------------------------------------------
                                            1999              1998
-----------------------------------------------------------------------------------------------------
Projected benefit obligation                $11.5             $60.2
Accumulated benefit obligation               10.3              54.0
Fair value of plan assets                      --              38.7
-----------------------------------------------------------------------------------------------------


The Company provides no significant post-retirement benefits other than pensions.


NOTE 14: RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $45.7 million, $42.3 million and $41.8 million in 1999, 1998 and 1997, respectively.


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

The Polymer Additives segment produces brominated, non-halogen, intumescent and antimony-based flame retardants, UV and antioxidant stabilizers and impact modifiers. The segment serves manufacturers in the following markets: electrical and electronic; construction; automotive; and furnishings.

The Performance Chemicals segment produces chemicals to exact specifications or to meet specific applications requirements. The product offering is characterized by technology-based product solutions that benefit specific customers. The businesses included in the segment are: fine chemicals for pharmaceutical and life sciences companies; fluorine chemicals for use in fire suppression systems, refrigerants and medical and pharmaceutical products; brominated intermediates and agricultural products and toxicological testing services for chemical, pharmaceutical and food additive producers.

The Water Treatment segment is a producer of water treatment chemicals for the recreational swimming pool and spas water treatment industry. These products are sold to pool and spa dealers, distributors and mass market retailers. The Water Treatment segment also produces specialty biocides for use in cooling tower water treatment, wastewater treatment and pulp and paper production and desalination products.

The Energy Services and Products segment provides services and products to oil and gas well operators. The segment produces bromine-based clear fluids and completion fluids and provides ancillary well completion services such as gravel packing, high-pressure fracturing, packing, well stimulation and coil-tube intervention.

The Company evaluates business unit performance and allocates resources based on operating income which represents net sales less costs of products sold and selling, general and administrative expenses. Each of the Company's segments uses bromine as a raw material in their production processes. Bromine is transferred at cost and assets used in the production of bromine are allocated to business units based on the percentage of production consumed. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Corporate includes the corporate offices and the discontinued operations. Segment assets primarily include accounts receivable, inventory, net plant and equipment and other miscellaneous assets. Assets included in Corporate principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated plant and equipment, including the Company's new ERP software systems. Geographic sales information is reported based on the location which invoices the external customer. Geographic long-lived assets are grouped by the location of the reporting country. Intersegment sales are insignificant and are eliminated in consolidation.


-----------------------------------------------------------------------------------------------------
Year Ended December 31                      1999               1998              1997
-----------------------------------------------------------------------------------------------------
Net Sales by Segment
   to External Customers:
   Polymer Additives                       $613.0             $584.2            $553.9
   Performance Chemicals                    346.9              314.8             282.7
   Water Treatment                          399.8              378.7             350.1
   Energy Services
     and Products                            95.2              115.7             112.9
-----------------------------------------------------------------------------------------------------

   Total sales of
     reportable segments                  1,454.9            1,393.4           1,299.6
   Corporate                                 (1.6)               0.9              11.6


                                         $1,453.3           $1,394.3          $1,311.2
-----------------------------------------------------------------------------------------------------
Segment Profit:
   Polymer Additives                        $78.0              $78.9             $92.9
   Performance Chemicals                     78.7               70.2              51.1
   Water Treatment                           73.1               54.5              46.3
   Energy Services
     and Products                            (8.5)              11.0              20.3
-----------------------------------------------------------------------------------------------------

   Total profits of
     reportable segments                    221.3              214.6             210.6
   Corporate                                (41.0)             (24.2)            (19.0)
   Special charges                          (18.2)            (116.5)            (49.8)


   Operating Income                         162.1               73.9             141.8
-----------------------------------------------------------------------------------------------------
Interest and other income                    44.3               37.0              31.7
Interest and other expense                   31.0               44.7              56.3


Income before Income Taxes                 $175.4              $66.2            $117.2
-----------------------------------------------------------------------------------------------------
Depreciation Expense:
   Polymer Additives                        $34.7              $37.9             $32.6
   Performance Chemicals                     19.1               20.8              18.9
   Water Treatment                           10.5                9.1              10.4
   Energy Services
     and Products                             9.7                8.7               6.9
   Corporate                                  6.8                2.1               1.1
-----------------------------------------------------------------------------------------------------

                                            $80.8              $78.6             $69.9

Segment Assets:
   Polymer Additives                       $782.6             $664.3            $650.6
   Performance Chemicals                    436.1              302.4             307.2
   Water Treatment                          303.3              227.7             239.3
   Energy Services
     and Products                           131.1              147.3             128.1
   Corporate                                613.1              560.4             218.7
   Net assets of discontinued
     operations                              (5.2)             102.5             726.5


                                         $2,261.0           $2,004.6          $2,270.4
-----------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------
Year Ended December 31                       1999             1998              1997
-----------------------------------------------------------------------------------------------------
Investment in Equity
   Method Investees:
   Polymer Additives                        $18.1             $10.7              $11.3
Expenditures for
   Long-lived Assets:
   Polymer Additives                        $40.7             $52.0             $118.9
   Performance Chemicals                     29.0              29.4               27.4
   Water Treatment                           13.1              11.1                7.0
   Energy Services
     and Products                            13.1              28.7               21.0
   Corporate                                 23.1              39.4               33.7


                                           $119.0            $160.6             $208.0
-----------------------------------------------------------------------------------------------------
Geographic Information
Net Sales to
   External Customers:
   United States                           $888.1            $880.8             $826.0
   United Kingdom                           147.9             313.1              271.8
   Switzerland                              130.9                --                 --
   Other Foreign                            286.4             200.4              213.4


                                         $1,453.3          $1,394.3           $1,311.2
-----------------------------------------------------------------------------------------------------
Long-lived Assets:
   United States                           $740.5            $644.9             $622.6
   United Kingdom                           123.7              78.0               78.1
   Other Foreign                            189.6             162.5              145.5


                                         $1,053.8            $885.4             $846.2
-----------------------------------------------------------------------------------------------------

NOTE 16: INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES
As of December 31, 1999, the Company's investment in unconsolidated affiliates consists mainly of a 50% interest in Tetrabrom Technologies, Ltd., an Israeli manufacturer of tetrabromobisphenol-A, and a preferred stock interest in Huntsman Chemical Corporation (HCC) consisting of 14,675 shares of series A cumulative preferred stock with an annual dividend rate of 14%. Beginning in the year 2000, the annual dividend rate will increase 1% per year to a maximum rate of 25%. The Company sold 44,025 shares of the HCC preferred stock in 1999 and recognized a before tax gain of approximately $9 million. The preferred shares held at December 31, 1999 have a face value of $15 million. Preferred dividends from HCC amounted to $7 million, $8 million and $8 million for 1999, 1998 and 1997, respectively. The Company is also a limited partner in certain low income housing investments that generate benefits in the form of tax credits.

The Company's equity in earnings (loss) of unconsolidated affiliates was $1 million, $(0.2) million and $2 million for 1999, 1998 and 1997, respectively.

NOTE 17: FINANCIAL INSTRUMENTS
FOREIGN EXCHANGE RISK MANAGEMENT
In the normal course of business, operations of the Company are subject to risks associated with changing financial exchange rates. These fluctuations can vary the costs of financing, investing and operating. Accordingly, the Company hedges certain portions of its exposure to foreign currency fluctuations through the use of options and forward exchange contracts to protect the value of its existing foreign currency asset and liability commitments and anticipated foreign currency revenues.

It is the Company's policy to enter into foreign currency hedging transactions only to the extent considered necessary to achieve the objectives stated above. The Company does not enter into foreign currency transactions for speculative purposes.

The Company enters into currency option and forward contracts to hedge anticipated foreign currency transactions during the next 12 months. The principal currencies hedged are the Japanese yen, British pound and euro.

The Company uses currency swap contracts to hedge a long-term intercompany loan. These contracts hedge the Italian lira against the British pound. The terms of the swap contracts match the loan principal repayment terms. Any gains or losses on these contracts would be offset by losses or gains on the underlying intercompany loan.

Gains and losses arising from the use of such instruments, except those considered to be hedges of long-term investments, are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions. At December 31, 1999 and 1998, the Company had deferred losses related to hedging activities of $0 and $0.2 million, respectively. Deferred amounts to be recognized can change with market conditions and will be substantially offset by changes in the value of the related hedged transactions. The impact of currency options used for foreign exchange risk management on pretax income in 1999 and in 1998 was a net (loss) gain of approximately $(0.7) million and $0.9 million, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS
For certain of the Company's financial instruments, including cash and cash equivalents, accounts and notes receivable, accounts payable and accrued expenses, the stated values approximate fair value due to their short-term nature. Consequently, such financial instruments are not included in the following table that provides information about the stated values and estimated fair values of other financial instruments, both on and off the balance sheets:


--------------------------------------------------------------------------------------------------
                            1999                   1998
                     Stated       Fair      Stated         Fair
                      Value      Value       Value         Value
--------------------------------------------------------------------------------------------------
Long-term debt
   including
   current portion   $889.4     $870.9      $519.9         $519.9
Interest rate
   swap agreements       --       (8.4)         --             --
Foreign currency
   options and
   forward contracts   23.2       22.2        13.3            7.8
Foreign currency
   swap contracts      46.8       53.5       108.8          115.6
--------------------------------------------------------------------------------------------------

The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair value of option, forward exchange and swap contracts are based on quoted market prices of comparable instruments.

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


NOTE 18: COMMITMENTS AND CONTINGENCIES
The Company has various purchase commitments for raw materials, supplies and plant and equipment incident to the ordinary conduct of business. None of the raw material and supply commitments represents an unconditional purchase obligation. In the aggregate, such commitments are not at prices in excess of current market. At December 31, 1999, the Company had committed approximately $77 million to complete capital projects.

The Company has various operating leases primarily for the use of office space, computer equipment and services and marine service vessels. Future minimum lease payments under these non-cancelable operating leases totaled $73 million at December 31, 1999, due as follows: 2000 - $19 million; 2001 - $18 million; 2002
- $13 million; 2003 - $12 million; and 2004 - $11 million.

Rent expense for all operating leases amounted to $20 million, $24 million and $16 million for 1999, 1998 and 1997, respectively.

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

The Company has been cooperating with the U.S. Department of Justice (DOJ) and the European Commission since the spring of 1998 in their respective investigations of the bromine and brominated products industry. Both investigations were initiated after the Company self-reported to those agencies certain business practices that raised questions under the antitrust laws. As a result of the Company's cooperation, the Company and its current directors and employees have been accepted into the DOJ's amnesty program. As a result the Company will be exempt from United States federal criminal prosecution and fines relating to the practices in question if the Company complies with certain conditions, including its continued full cooperation with the DOJ's investigation and policy regarding reasonable remedial efforts. The Company believes it has fully complied with all applicable conditions to date and intends to continue full compliance. Concurrently, the Company is seeking favorable treatment under a program in the European community that also rewards self reporting and cooperation. Participation in the above programs does not, however, provide the Company with immunity from civil liability, including restitution claims. To date, 10 federal purported class action lawsuits and 3 California purported class actions have been filed against the Company, each claiming treble damages. These suits claim, among other things, that the Company conspired with others in violation of the antitrust laws regarding the pricing of bromine and brominated products.

In April 1999, the Company reached agreement with the National Labor Relations Board to settle a 1986 lawsuit alleging unfair labor practices at the Company's Newport, Tennessee, facility following its acquisition of the site from Syntex Corporation. The $9 million settlement covers backpay and interest for certain former Syntex employees. The settlement amount is consistent with previously established reserves.

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

Environmental liabilities and litigation accruals of approximately $14 million have been reflected as accrued expenses in the Company's consolidated balance sheet at December 31, 1999.

While it is not possible to predict or determine the outcome of actions brought against the Company or the ultimate cost of environmental matters, the Company believes that the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or consolidated results of operations.

QUARTERLY RESULTS OF OPERATIONS

(millions, except per share data)
1999 - Three Months Ended                                           Mar. 31           Jun. 30         Sept. 30           Dec. 31
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $334.2            $374.8           $374.4            $369.9
Operating expenses
   Cost of products sold                                              236.4             262.0            266.1             265.7
   Selling, general and administrative expenses                        51.5              55.7             62.7              72.9
   Special charges                                                       --                --               --              18.2

                                                                      287.9             317.7            328.8             356.8
--------------------------------------------------------------------------------------------------------------------------------
Operating income                                                       46.3              57.1             45.6              13.1
Interest and other income                                               7.7              10.1             12.7              13.8
Interest and other expense                                              7.0               7.2              8.7               8.1
--------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             47.0              60.0             49.6              18.8
Income taxes (benefit)(1)                                              16.0              17.2             15.4             (12.8)
Net income                                                            $31.0             $42.8            $34.2             $31.6
--------------------------------------------------------------------------------------------------------------------------------
Earnings per share:
Basic                                                                 $0.53             $0.73            $0.59             $0.56
Diluted                                                               $0.53             $0.73            $0.59             $0.56
Cash dividends paid per share                                         $0.08             $0.08            $0.08             $0.08
--------------------------------------------------------------------------------------------------------------------------------
Stock Price Data(2)
   High                                                             44 3/16                50          47 9/16           38 9/16
   Low                                                               35 1/2            36 1/4           37 1/4           33 3/16
   Year-end close                                                                                                        38 3/16

1998 - Three Months Ended                                           Mar. 31           Jun. 30         Sept. 30           Dec. 31
--------------------------------------------------------------------------------------------------------------------------------
Net sales                                                            $334.7            $401.9           $340.5            $317.2
Operating expenses
   Cost of products sold                                              241.4             286.6            249.8             233.7
   Selling, general and administrative expenses                        46.0              54.9             48.2              43.3
   Special charges                                                     15.5                --             48.3              52.7

                                                                      302.9             341.5            346.3             329.7
--------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME (LOSS)                                                31.8              60.4             (5.8)            (12.5)
Interest and other income                                               8.1               8.1             12.3               8.5
Interest and other expense                                             12.4              11.0              4.8              16.5
--------------------------------------------------------------------------------------------------------------------------------
Income (loss) from continuing operations before income taxes           27.5              57.5              1.7             (20.5)
Income taxes (benefit)                                                 10.3              19.6              0.5             (20.6)
--------------------------------------------------------------------------------------------------------------------------------
Net income from continuing operations                                  17.2              37.9              1.2               0.1
Net income from discontinued operations                                25.5               7.1               --                --

Net income                                                            $42.7             $45.0             $1.2              $0.1

--------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER SHARE:
Basic
   Continuing operations                                              $0.29             $0.64            $0.02               $--
   Discontinued operations                                             0.44              0.12               --                --

                                                                      $0.73             $0.76            $0.02               $--
--------------------------------------------------------------------------------------------------------------------------------
Diluted
   Continuing operations                                              $0.29             $0.64            $0.02               $--
   Discontinued operations                                             0.43              0.12               --                --
--------------------------------------------------------------------------------------------------------------------------------
                                                                      $0.72             $0.76            $0.02               $--

Cash dividends paid per share                                         $0.16             $0.16            $0.08             $0.08
--------------------------------------------------------------------------------------------------------------------------------
Stock Price Data(2)
   High                                                                  54           54 3/16           41 1/2           45 7/16
   Low                                                                   40          37 13/16         36 11/16           37 7/16
   Year-end close                                                                                                             40


(1) Income taxes (benefit) for 1999 reflects fourth quarter adjustments amounting to $18.5 million due primarily to the release of previously provided taxes.
(2) Stock prices prior to May 22, 1998, do not reflect the Octel spin-off.

CORPORATE OFFICERS

MARK P. BULRISS
Chief Executive Officer and President

LARRY J. BLOOM
Executive Vice President and President of Water Treatment

LOUIS M. MARESCA
Executive Vice President and President of Performance Chemicals

C. HUGH MORTON
Executive Vice President and President of Polymer Additives

RICHARD L. BOEHNER
Senior Vice President, Corporate Development and Strategic Planning

RICHARD J. KINSLEY
Senior Vice President, Human Resources and Communications

JEFFREY M. LIPSHAW
Senior Vice President, General Counsel and Corporate Secretary

MARK E. TOMKINS
Senior Vice President and Chief Financial Officer

ANGELO BRISIMITZAKIS
Vice President, Global Supply Chain Management

STEPHEN D. CLARK
Vice President, General Manager, Asia/Pacific y Polymer Additives

GREGORY J. HEINLEIN
Vice President, Treasurer and Assistant Secretary

ROBERT L. HOLLIER
Vice President and President of OSCA, Inc.

KEVIN J. MULCRONE
Vice President and Controller

MARY P. MCCLANAHAN
Assistant Corporate Secretary

STEPHEN E. BREWER
Assistant Treasurer



BOARD OF DIRECTORS

MARK P. BULRISS 3, 4, 5, 6
Chief Executive Officer and President
Director since 1998

JAMES CROWNOVER
Director of Xpedior, Inc.
Director since 2000

THOMAS M. FULTON 2, 3, 4
President and Chief Executive Officer
Landauer, Inc.
Director since 1995

MARTIN M. HALE 1, 4, 5, 6
Chairman of the Board of Great Lakes;
Executive Vice President
Hellman Jordan Management Company, Inc.
Investment advisors
Director since 1978

LOUIS E. LATAIF 1, 2
Dean of the School of Management, Boston University
Director since 1995

JOHN C. LECHLEITER
Senior Vice President
Pharmaceutical Products
Eli Lilly and Company
Director since 1999

RICHARD H. LEET 2, 3, 4
Retired Vice Chairman and Director
Amoco Corporation
Director since 1994

MACK G. NICHOLS 1, 2, 3
Retired President and Chief Operating Officer
Mallinckrodt Inc.
Director since 1998

JAY D. PROOPS 1, 4, 5, 6
Former Vice Chairman
The Vigoro Corporation
Director since 1996

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

INDEPENDENT AUDITORS
Ernst & Young LLP
Indianapolis, Indiana

LISTINGS
New York Stock Exchange
New York, New York

PACIFIC STOCK EXCHANGE
Los Angeles and San Francisco, California

Ticker Symbol: GLK

ANNUAL MEETING
The Annual Meeting of the Stockholders will be held at 11:00 a.m., Thursday, May 4, 2000, at the Parkwood IV, 500 East 96th Street, Conference Center, Indianapolis, Indiana.

FORM 10-K AND OTHER INFORMATION
A complimentary copy of the company's 1999 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the company, please contact:

Jeffrey Potrzebowski
Director, Investor Relations

or

Gregory J. Griffith
Director, Corporate Communications



Great Lakes Chemical Corporation
500 E. 96th Street, Suite 500
Indianapolis, Indiana 46240 USA
Phone: (317) 715-3000
www.greatlakeschem.com