Form 10-K, Exhibit 13
period 2000-12-31
GREAT LAKES CHEMICAL CORP
filed 2001-03-26
CIK 43362

                                                                      EXHIBIT 13

                        GREAT LAKES CHEMICAL CORPORATION
                               2000 ANNUAL REPORT


2000 FINANCIAL HIGHLIGHTS

(millions, except per share data)
                                                                                         2000             1999              1998
---------------------------------------------------------------------------------------------------------------------------------
Results of Operations, Including Special Charges:

   Net sales(1)                                                                      $1,670.5         $1,500.3          $1,435.7

   Gross profit                                                                         459.7            423.1             382.8

   Operating income                                                                     140.2            162.1              73.9

   Net income from continuing operations                                                127.0            139.6              56.4

   Net income                                                                           127.0            139.6              89.0

   Diluted earnings per share from continuing operations                                 2.42             2.41              0.95

   Diluted earnings per share                                                            2.42             2.41              1.50
---------------------------------------------------------------------------------------------------------------------------------

Results of Continuing Operations, Excluding Special Charges:

   Net sales(1)                                                                      $1,670.5         $1,500.3          $1,435.7

   Gross profit                                                                         459.7            423.1             382.8

   Operating income                                                                     203.6            180.3             190.4

   Net income                                                                           174.5            151.4             131.2

   Diluted earnings per share                                                            3.32             2.61              2.21
---------------------------------------------------------------------------------------------------------------------------------

(1) Net sales amounts have been restated for all periods presented to reflect the application of Emerging Issues Task Force consensus EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," effective in the fourth quarter of 2000. See notes to consolidated financial statements.


1    IMAGINE

12   MESSAGE TO SHAREHOLDERS

14   REVIEW OF OPERATIONS

18   FINANCIAL REVIEW

46   CORPORATE OFFICERS AND DIRECTORS

IMAGINE...

 ...a safer world where fire poses less of a threat to property and endangers fewer lives. A healthier world where new drugs attack viruses and fight diseases. A cleaner world where sparkling water flows abundantly into clear pools--and thirsty mouths. A better-fed world where stored food sources are protected--and crops yield higher volumes. A greener world where manufacturers reduce waste and support the environment.

Great Lakes. For The World We All Want.(TM)

SAFER

(PHOTO)

Each year, accidental fires end or severely alter the lives of thousands of people around the world. Tragically, flame retardant technology could have either prevented many of these fires or given victims extra minutes to escape. But as societal concerns lead to stringent new regulations, these fatalities are falling dramatically. In the United Kingdom, for example, legislation focused on upholstered furniture has saved an estimated 1,800 lives over a 12-year period. And in the United States, the number of residential fires caused by television sets declined by 73% after legislation required all TV backings to contain flame retardant compounds. Great Lakes is saving lives by developing bromine- and phosphorus-based compounds that help manufacturers in the electronics, textiles and furniture, and transportation industries comply with these stricter regulations. And we're using our patented Fyrebloc(R) technology to create custom blends that are cleaner, easier and safer to handle.

(PHOTO)

Around the world, organizations are selecting FM-200(R), an effective clean fire suppression agent, to protect high-value assets. Here, a professional fire suppression systems dealer completes installation of an FM-200(R) system in an Internet Service Provider (ISP) center.

HEALTHIER

(PHOTO)

Great Lakes is involved in a number of different prescription products that promote better health and enhanced quality of life. At the most basic level, we supply intermediates for low-cost first- and second-generation antibiotics that still work effectively in developing countries. Additionally, we leveraged our expertise in chiral synthesis to develop a key material for a patient-friendly protease inhibitor that has helped tens of thousands of patients successfully combat the HIV virus. We also produce a key intermediate for an ACE inhibitor used to control hypertension and prolong the lives of patients with congestive heart failure. And before new drugs reach the marketplace, WIL Research, our toxicological testing subsidiary, subjects them to a variety of toxicological, metabolic and analytical chemistry programs. WIL Research has tested drugs designed to treat HIV, herpes, Alzheimer's disease and glaucoma; novel cancer chemotherapies; and a fluorine-based propellant developed by Great Lakes for applications in metered dose inhalers.


(PHOTO)

Raymond Ho, Pilot Plant Lead, operates a thermosiphon in the company's new Fine Chemicals facility. Here, this vacuum distillation column is being used to isolate and concentrate bioconversion molecules.

CLEANER

(PHOTO)

Clean, safe, sparkling water provides hours of recreational fun for families and communities. BioLab, our water treatment subsidiary, has built strong pool chemical brands that stand for cleanliness, clarity, comfort, convenience and safety. Chlorinated Granules Plus,TM for example, makes pool maintenance easy by building in powerful clarifying and algae-protecting agents. But clean water is also critical to many manufacturing processes--and to the survival of people and animals in drier regions of the world. As global demand for clean, sparkling water grows, Great Lakes biocides, antiscalants and corrosion inhibitors are making water better. They're contributing to environmentally responsible manufacturing processes, and they're helping supply high-quality, potable drinking water around the world by improving the operation of desalination plants.


(PHOTO)

Great Lakes biocides and scale and deposit-control agents help control biofilm and mineral deposits on equipment used in many industries today. Frank O'Brien, Applications Specialist, examines effects of industrial water additives using a process simulation unit.

BETTER-FED

(PHOTO)

It's easy to take for granted agricultural products such as grapes, strawberries and tomatoes. But there's a reason why these crops have been so abundant and affordable. Farmers have relied on Great Lakes fumigants to improve crop yields, protect grain and other stored food sources from contamination, and eliminate non-native pests from imported crops. In California, for example, soil fumigants have helped turn sandy loams into highly productive farmland, increasing the yields of strawberry crops from 5 tons per acre to 40 tons in some locations. Though phase-out legislation will virtually eliminate methyl bromide's soil applications, methyl bromide will continue its important fumigation work in cargo ports around the world. By controlling a wide variety of food-destroying pests, these fumigants enable developing nations to prosper by exporting their grapes, certain fruits and other high-value agricultural products to world markets.


(PHOTO)

Mary Howland, Agricultural Products Technical Service Manager, works closely with methyl bromide distributors like ProSource One to ensure that they--and their customers--understand how to handle and use this product safely.

GREENER

(PHOTO)

Though waste is an unavoidable part of the manufacturing process, Great Lakes is working on many fronts to create a greener world. New tools such as Six Sigma and new processes are helping us reduce raw material and energy consumption, improve yields and reduce waste. In El Dorado, Arkansas, for example, we collaborated with Lion Oil to build a one-mile pipeline that preserves two million gallons of local ground water per day. The pipeline carries non-contaminated cooling water and condensed steam to Lion Oil for reuse in its refinery operations. On the product development side, we're introducing a new line of phosphate-based flame retardants. Our HFA-227ea(TM) technology is also providing an ozone-friendly alternative to the CFCs used in fire extinguishants, refrigerants and metered dose inhalers. And to support the chemical industry's Responsible Care(R) program, we are benchmarking certain bulk manufacturing activities for inclusion in a new Guidelines Manual that will set uniform targets for clean, productive manufacturing.

(PHOTO)

Great Lakes' Environmental, Health and Safety Department routinely audits facilities to meet the company's high standards as part of its commitment to Responsible Care(R). Here, Donna Majewski, Safety Manager, inspects a mass spectrometry lab in West Lafayette, Indiana.

MESSAGE TO SHAREHOLDERS

Chairman, President and CEO


Mark P. Bulriss


Dear Fellow Shareholder:

I was convinced Great Lakes was back on track when we finished the 4th quarter of 1999 on a high note, with revenues up 16% and underlying earnings per share up 26%. In addition, our strong cash flow over the course of the year allowed us to return value to shareholders in the form of stock buybacks totaling $159 million. Further, new productivity tools such as Six Sigma were boosting operating profits. New products were fueling organic growth. Two 1999 acquisitions strengthened three of our key businesses. And the announced partial initial public offering of OSCA, Inc., our energy services and products subsidiary, would make us more focused going forward, add to our already strong cash flow and potentially unlock $300 million of value for shareholders.

This belief was well founded in that these factors all made strong contributions in 2000. But combined, they could not help us overcome three factors that proved more difficult to control. Costs of a key raw material, chlorine, more than doubled while rising costs of natural gas and petroleum-based materials such as phenol and phenol derivatives further boosted our operating costs. In Polymer Additives, new global capacity and customer consolidation drove selling prices for non-differentiated bromine-based flame retardants down 25%. Finally, our Fine Chemicals business did not perform as expected due in part to a dramatic increase in mergers in the pharmaceuticals industry and their resulting impact on redundant capacities.

Hitting on 3 Out of 4 Cylinders

In 2000, we set out to achieve 10% sales growth and 15% growth in operating income. Despite the strong performance of three out of four Great Lakes businesses, our results were mixed. Revenues for the year improved 11% to $1.7 billion. Operating income grew 13% before special charges, just short of our target.

(PHOTO)


Cash flows remained strong. In addition to cash from operations increasing $20 million in 2000, our successful initial public offering of approximately 40% of OSCA netted $90 million in cash. We used our free cash to fund the expansion of WIL Research, support productivity initiatives, commercialize some exciting new products (twice the number of 1999) and repurchase over $135 million in Great Lakes stock. We also acquired Aqua Clear Industries, LLC, to fortify the market leadership position of our Water Treatment business.

Our individual businesses produced some impressive results as well.

- Three out of four businesses met their 2000 Economic Value Added (EVA(R)) targets.

- The Fluorine business generated strong volume growth across all product groups, resulting in record sales and earnings.

- After a tumultuous 1998 and 1999, OSCA stayed focused and rebounded with a 39% jump in sales. It also turned operating income from a $9 million loss in 1999 into a $12.5 million gain.

- BioLab achieved operating margins of 18%--a new high point--and continued to create excitement in the marketplace by introducing new products such as Chlorinated Granules Plus.(TM) BioLab also made important progress on the safety front, lowering its OSHA incident rate by 48%.

- Polymer Additives completed a restructuring that will save approximately $20 million in operating costs. In addition, sales of "blended solutions" continued to grow for the third consecutive year at a 40% rate and now account for 20% of total polymer stabilizers sales.


2001 Outlook

Many of the same opportunities and challenges Great Lakes faced in 2000 will persist in 2001. We will apply the lessons we learned to soften the impact of variables such as the economy that lie largely outside of our control--and manage even more effectively those we do control.

Entering 2001, we have many exciting opportunities to extend our strong sales momentum. Each Great Lakes business will leverage new products and technologies to meet specific customer needs.

In Water Treatment, BioLab has targeted two new markets--above-ground and commercial pools. It also introduced through its BioGuard(R) division the Insignia Dealer program, which offers an array of e-business, point of sale, inventory and training programs to solidify relationships with specialty store owners.

In Polymer Additives, we introduced Fyrebloc(R) custom-blended formulations, which bring flame retardant customers the same solutions-based approach that has revolutionized the way our polymer stabilizers are specified and used. A new line of phosphorus-based compounds also allows Great Lakes to bring flame retardancy to an even broader range of resins.

In Performance Chemicals, we expect sales of FM-200(R) to continue growing. Sales of fine chemicals should improve as we commercialize products such as new high-value chiral intermediates in the form of second-generation protease inhibitors used to combat HIV.

With continued margin pressure and an uncertain economic outlook ahead, cost control, process improvement and cash management will remain the watchwords of 2001. New energy-efficient manufacturing technology will help us reduce the costs of bromine extraction by nearly 10%. A new joint venture in Saudi Arabia will extend our global presence in polymer stabilizers while giving us a valuable foothold in the world's fastest growing polyolefin market. Lean manufacturing practices will produce measurable savings in high-touch time manufacturing operations. And by fully utilizing proven practices such as Sales, Operations and Inventory Planning (SOIP), we could unlock as much as $200 million in additional cash.

Challenging years like fiscal 2000 provide an important barometer of where we are and where we need to be. We have come a long way in reducing costs, raising efficiencies, eliminating waste and delivering solutions our customers value. At the same time, our inability to meet our 15% growth in operating income target means we need to go farther, faster and with a greater sense of urgency than ever before.

Though we could not overcome adverse pricing for brominated flame retardants, our ability to deliver solid results and strong cash flows underscores our inherent strengths as a specialty chemical company that serves a broad spectrum of markets and customers.

In 2001 additional challenges will surface. As economic growth slows, and as our customer base continues to consolidate, we will need to execute better in everything we do. But I believe we are better equipped than ever to do so, thanks to a focused business portfolio and our commitment to employ new tools and processes with increased energy.

The Great Lakes team clearly understands our obligation to our shareholders. We thank those of you who have stuck with us during the tough times. And with your continued support, we remain committed to doing everything possible to make this a company we can all be proud of.

Our vision for Great Lakes extends far beyond profitable growth. Our vision challenges us to help create the world we all want--a world that is safer, healthier, cleaner, better-fed and greener. Together with our customers, our suppliers, our families and our communities, we are creating this world through innovative products, responsible practices and a strong commitment to education.

Respectfully,



Mark P. Bulriss
Chairman, President and CEO
March 27, 2001

(PHOTO)


POLYMER ADDITIVES
Business Profile

Great Lakes is a leading worldwide developer and producer of bromine-, phosphorus- and antimony-based flame retardants and value-added antioxidants; UV light stabilizers; performance additives and fluids; and optical monomers. The Polymer Additives group integrates these compounds into custom solutions that resist ignition and ensure the stability of products during processing or while in use. These custom formulations deliver value to customers in the plastics, consumer electronics, fiber, telecommunications, construction and other industries by simplifying processing, improving product quality and reducing health and safety risks.

Market Overview

Globalization and consolidation are transforming the polymer additives industry. Today's customers are large manufacturers who require a broad product basket and new performance solutions capable of serving growing markets such as Asia and the Middle East. The steady growth of the consumer electronics market, and new electronics products such as Flat Panel Displays and DVDs, are also creating strong demand for high-performance flame retardants and polymer stabilizers. As manufacturers balance the risks and rewards of tougher regulatory requirements and stricter flammability standards, and expand the performance characteristics of plastics as a suitable substitute for other materials, global demand for polymer additives will continue to grow.

Performance Highlights

In fiscal 2000, Polymer Additives achieved sales growth of 9% to $690 million. Sales of patented No Dust Blends (NDB(R)) formulations grew by 40% and now account for 20% of all polymer stabilizers sales. Similar formulations now include Fyrebloc(R), which combines bromine- and antimony-based flame retardants in convenient, no-dust blends. To combat higher energy and raw materials costs and industry-wide pricing pressures on brominated flame retardants and antimony synergists, Great Lakes consolidated three antimony production sites into one in Reynosa, Mexico, and implemented a restructuring plan that promises to produce savings of approximately $20 million. Through a joint venture, the group also began construction of a new manufacturing site in Saudi Arabia, the first of its type in the Middle East, that will begin serving the world's fastest growing polyolefin market by the end of 2001.

Growth Opportunities

The group will carefully manage the balance between growing its sales volume and revenue and achieving its cash flow and profitability targets. To this end, it will work to improve working capital turns by aggressively implementing a Sales, Operations and Inventory Planning (SOIP) process. In Polymer Stabilizers, it will broaden its technology platform in high-performance antioxidants, expand its capabilities in optical monomers and leverage its position as the leading supplier of polymer additives to polyolefin producers in the Middle East. In Flame Retardants, it will concentrate capital spending on productivity improvements and on a few key new products such as Fyrebloc(R) blends and non-halogen flame retardants. To take advantage of market opportunities, it will achieve SOIP "Class A" and take advantage of more stringent fire safety standards for global TV manufacturers and U.S. furniture and mattress manufacturers.

(PHOTO)

PERFORMANCE CHEMICALS
Business Profile

Great Lakes applies its expertise in complex chemical synthesis, process development, manufacturing and toxicological testing to meet highly specific requirements for pharmaceutical, agrochemical and a wide range of industrial chemical applications. From its patented position in fire extinguishants, the company is rapidly expanding its base in fluorine technologies to new markets and applications where customers require environmentally suitable alternatives to traditional products. Its Fine Chemicals business operates at every link of the value chain--from discovery to commercial production of chemical intermediates--to deliver single-sourced solutions used by customers in life sciences industries. The Performance Chemicals group also advances Great Lakes' leadership position in bromine technology and, through WIL Research, offers customers world-class toxicological testing capabilities.

Market Overview

A heightened emphasis on safety, asset protection and environmental responsibility is creating strong demand for an effective fire extinguishant such as Great Lakes' patented FM-200(R). New fluorine-based technology is also the platform for other environmentally friendly products that include a critical component of the refrigerant used in residential HVAC systems, and a medical propellant used in metered dose inhalers for dispensing asthma and other medications. The Performance Chemicals group is meeting the requirements of drug manufacturers by combining a broad product portfolio with the technical strength and depth to engineer difficult-to-produce intermediates. In toxicological testing, WIL Research stands to benefit from new regulations and other initiatives driving the need for more toxicology data on existing high-volume chemicals as well as new products.

2000 Performance Highlights

In 2000, revenues from the Fluorine business grew by 50%, driven by a wide range of established and emerging applications for FM-200(R). The company expanded its Fluorine business, launching a series of initiatives to defend its patent positions, increase manufacturing capacity and offer new solutions for end users. The Performance Chemicals group also made several investments to improve its competitive position in fine chemicals. These include upgrades of its cGMP capabilities and implementing a disciplined product development system that will accelerate time to commercialization by more effectively qualifying, managing and monitoring progress on all new product development opportunities. In bromine derivatives, productivity improvements at the Amlwch, United Kingdom, facility resulted in improved bromine economics. And with the expansion of its facility now complete, WIL Research has the scale and capabilities to meet growing demand for toxicology testing.

Growth Opportunities

The Fluorine business will capitalize on new manufacturing capacity for its full range of specialty fluorine derivatives. The Fine Chemicals business will continue to fill its new product pipeline with products at every phase of the pharmaceutical new product delivery cycle. Bromine Performance Products will implement new technologies to drive continued reduction in bromine production costs, leverage niche products such as anhydrous bromine and alkyl bromide and lead product stewardship initiatives for methyl bromide customers. WIL Research will diversify its activities to include juvenile toxicology, safety pharmacology and neurotoxicology.

(PHOTO)

WATER TREATMENT
Business Profile

BioLab is the world's premier formulator of water treatment biocides and related specialty chemicals that make water better. It features innovative recreational water treatment products and outstanding service across the value chain to mass merchants, wholesale distributors, specialty store owners, commercial pool and water park operators and retail customers. Great Lakes is also strengthening its position in the industrial water treatment arena. Its bromine-based biocides and proprietary polymer-based antiscalants and corrosion inhibitors target industrial customers in the global cooling, process, wastewater, paper and desalination markets.

Market Overview

Water Treatment is a recession-resistant business that is capable of generating strong cash flows even as economic cycles fluctuate. Though regional economic conditions can limit new pool installations, and adverse weather conditions can reduce sales volume, pools and spas require a consistent supply of chemicals to keep water clean and clear. The recreational water treatment market presents multiple sales channels and can support multiple brands. The industrial water treatment market offers significant growth opportunities. Shortages of potable water are increasing demand for chemicals used in the desalination process, while stricter environmental regulations are creating new applications for industrial water treatment chemicals.

2000 Performance Highlights

BioLab made impressive gains in every key area of its business. Lean manufacturing techniques helped generate an 18% operating margin in the water treatment business--a new high point. Improved manufacturing processes also helped reduce total waste by 28%. The acquisition of Aqua Clear Industries, LLC, and the launch of the Insignia program for BioGuard(R) dealers contributed to a 13.5% increase in revenues--four times the growth of the recreational water treatment industry. On the strength of Chlorinating Granules Plus(TM) and other innovations, new products accounted for 18% of total sales. In the industrial market, BioLab introduced a new brominated delivery system for industrial water treatment--Aquate(TM), an innovative gel form of bromine--as well as a new biocide for reverse osmosis, Flocide(TM) 380.

Growth Opportunities

In 2001, BioLab will focus on improving working capital management to grow free cash flow. It will also expand its Trichlor manufacturing capabilities, fully integrate Aqua Clear into its existing operations and leverage products and brands around the world to expand its basket of value for customers. It will also target customers in the commercial pool segment and introduce new treatment solutions that include new "dosage" devices for pools that make water treatment chemicals more cost effective to use. To meet its growth targets, BioLab will also look for regional acquisition opportunities to expand its leadership position in recreational markets and grow its industrial product portfolio to include a wider range of biocides, antiscalants and corrosion inhibitors.

(PHOTO)

ENERGY SERVICES AND PRODUCTS
Business Profile

OSCA, Inc. specializes in high-demand well completion and stimulation treatments that enhance production. It serves major oil and gas companies in the United States and selected international markets by supplying bromine-based oil and gas well completion fluids, marine-based and modular pumping and well intervention services and downhole completion tools. Its fleet of dynamically positioned, deepwater-capable vessels serves challenging deepwater environments, while its customized completion tools provide unique methods of sand control, zonal isolation and flow management. OSCA offers ISO 9001- certified services that provide a competitive advantage in markets where quality of execution is a key component of value.

Market Overview

Today's energy services market is expanding its horizons and becoming more fragmented. Large multinational companies are shifting their focus from oil to natural gas to meet growing demand for this cleaner form of energy. They are also disposing of smaller field operations and are moving offshore to new markets such as Brazil and West Africa where they are focusing on cash-intensive, high-volume, deepwater applications. As a result, a number of smaller entities are emerging that require specialized services. These much leaner organizations also require a higher level of support with logistics, operations management, engineering and troubleshooting. This trend gives OSCA a competitive advantage based on the highly skilled professionals who staff its consultative technical sales support applications engineering and operations team.

2000 Performance Highlights

OSCA recovered from a challenging 1999 fiscal year by generating a 39% increase in revenues for 2000. Equally important, it improved its Economic Value Added (EVA(R)) performance by $10 million by accelerating inventory turns and lowering days sales outstanding. OSCA also implemented a Sales Excellence Program that increased revenues per account manager by 13%. In Completion Fluids, improved pricing helped push revenues up 9% while a better product mix helped drive operating income, excluding the effects of special items, up 128% over 1999. The Services business expanded to Brazil as OSCA won a contract to place one of three deepwater stimulation boats there for most of the year. In the Completion Tools business, OSCA leveraged its industry-leading technology position to grow its market share. In 2000, OSCA participated in the completion of all "intelligent wells" in the Gulf of Mexico.

Growth Opportunities

In 2001, OSCA will continue to build its capabilities to serve the fast-growing natural gas market, both through organic growth and through external acquisitions. It will also leverage customer relationships to enter new markets such as West Africa. OSCA will also complete phase two of its Research and Technology Center campus in Houston. This facility has been the key to the successful development of several new products, which made up over 30% of OSCA's downhole tool revenues in 2000.

FINANCIAL REVIEW
(millions, except per share data)

                                                     2000        1999        1998        1997         1996
-----------------------------------------------------------------------------------------------------------
Summary of Earnings
   Net sales                                     $1,670.5    $1,500.3    $1,435.7    $1,350.4     $1,393.6
   Operating income before special charges          203.6       180.3       190.4       191.6        183.9
   Operating income(1)                              140.2       162.1        73.9       141.8        183.9
   Income from continuing operations
     before income taxes                            164.9       175.4        66.2       117.2        184.0
   Income taxes                                      37.9        35.8         9.8        45.4         63.4
     Effective income tax rate                       23.0%       20.4%       14.8%       38.7%        34.5%
   Net income from continuing operations         $  127.0    $  139.6    $   56.4    $   71.8     $  120.6
   Net income (loss) from
     discontinued operations                           --          --        32.6       (14.9)       129.7
-----------------------------------------------------------------------------------------------------------

   Total net income                              $  127.0    $  139.6    $   89.0    $   56.9     $  250.3
     Percent of average stockholders' equity         13.1%       13.6%        7.5%        4.1%        17.2%

Financial Position at Year-End
   Working capital
     (excluding cash and cash equivalents)       $  400.3    $  378.0    $  237.4    $  290.5     $  282.7
   Current ratio                                      2.6         3.8         2.9         2.2          2.5
   Capital expenditures                          $  157.0    $  119.0    $  160.6    $  133.0     $  168.7
   Total assets                                   2,134.4     2,261.0     2,004.6     2,270.4      2,352.7
   Debt (net of cash and cash equivalents)          471.5       411.1       108.3       492.9        360.8
   Debt                                             694.2       889.4       519.9       566.6        502.2
     Percent of total capitalization                 42.2%       46.2%       31.9%       29.1%        24.4%
   Stockholders' equity                          $  949.7    $  994.1    $1,054.3    $1,307.4     $1,486.9
     Per share                                      18.92       18.24       18.05       22.18        24.13

Share Data
   Basic earnings (loss) per share
     Continuing operations                       $   2.42    $   2.42    $   0.96    $   1.20     $   1.90
     Discontinued operations                           --          --        0.55       (0.25)        2.04
-----------------------------------------------------------------------------------------------------------

       Total                                     $   2.42    $   2.42    $   1.51    $   0.95     $   3.94
   Diluted earnings (loss) per share
     Continuing operations                       $   2.42    $   2.41    $   0.95    $   1.19     $   1.89
     Discontinued operations                           --          --        0.55       (0.25)        2.02
-----------------------------------------------------------------------------------------------------------

       Total                                     $   2.42    $   2.41    $   1.50    $   0.94     $   3.91
   Cash dividends per share
     Declared during year                        $   0.32    $   0.32    $   0.40    $   0.63     $   0.57
     Paid during year                                0.32        0.32        0.48        0.62         0.54
     Payout as a percent of net income               13.2%       13.2%       26.5%       66.3%        14.5%
   Shares outstanding (basic)
     Average during year                             52.4        57.8        59.0        60.0         63.5
     At year-end                                     50.2        54.5        58.4        59.0         61.7
   Stock price(2)
     High                                        $  40.44    $  50.00    $  54.19    $  54.88     $  78.63
     Low                                            26.50       33.19       36.69       41.50        44.25
     At year-end                                    37.19       38.19       40.00       44.88        46.75
-----------------------------------------------------------------------------------------------------------


(1) After special charges of $63.4 million, $18.2 million, $116.5 million and $49.8 million in 2000, 1999, 1998 and 1997, respectively.

(2) Stock prices prior to May 22, 1999, do not reflect the Octel spin-off.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD-LOOKING STATEMENTS
This annual report, including Management's Discussion and Analysis, contains both historical information and forward-looking statements. Whenever possible, the Company has identified these forward-looking statements by such forward-looking terminology as "believes," "expects," "may," "will likely result," "estimates," "anticipates," "should" or the negative thereof, or other variations in comparable terminology. Such forward-looking statements are based on management's current views and assumptions regarding future events, future business conditions and the outlook for the Company based on currently available information. These forward-looking statements involve risks and uncertainties that could affect the Company's operations, markets, products, services, prices and other factors as discussed in the Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission. These risks and uncertainties include, but are not limited to, economic, competitive, governmental and technological factors. Accordingly, there can be no assurance that the Company's expectations will be realized.

CONTINUING OPERATIONS
The following table sets forth the percentage relationship to net sales of certain income statement items for the Company's continuing operations:

----------------------------------------------------------------
Years Ended December 31         2000          1999          1998
----------------------------------------------------------------
Net sales                      100.0%        100.0%       100.0%
Cost of products sold           72.5          71.8         73.3
----------------------------------------------------------------
Gross profit                    27.5          28.2         26.7
Selling, general and
  administrative expenses       15.3          16.2         13.4
----------------------------------------------------------------
Operating contribution          12.2          12.0         13.3
Special charges                  3.8           1.2          8.1
----------------------------------------------------------------
Operating income                 8.4          10.8          5.2
Gain on sale of subsidiary stock 3.6            --         --
Interest and other income        2.2           3.0          2.5
Interest and other expenses      4.4           2.1          3.1
----------------------------------------------------------------
Income from continuing
  operations before income taxes 9.8          11.7          4.6
Income taxes                     2.2           2.4          0.7
Net income from
  continuing operations          7.6%          9.3%         3.9%
----------------------------------------------------------------

RESULTS OF CONTINUING OPERATIONS -- 2000 COMPARED WITH 1999
Sales increased 11.3% to $1,670.5 million from $1,500.3 million in 1999. This growth was attributable to strong sales volume gains in all business units, including double-digit sales growth in the Water Treatment and Energy Services and Products business units. This volume growth, which includes the effects of acquisitions, was partially offset by lower selling prices in the Polymer Additives business unit and an unfavorable foreign exchange impact on all business units.

Gross profit increased 8.7% to $459.7 million from $423.1 million in the prior year, while gross margin decreased 0.7% from 28.2% to 27.5%. Volume growth and improved pricing and product mix in the Performance Chemicals, Water Treatment and Energy Services and Products business units were offset by lower selling prices in Polymer Additives and higher energy and raw material costs.

Selling, general and administrative expenses increased $13.3 million to $256.1 million from $242.8 million in the prior year. This increase was a result of higher selling expenses related to the increased sales volumes and the effect of acquisitions. As a percent of sales, selling, general and administrative expenses decreased from 16.2% to 15.3% reflecting several cost containment efforts undertaken by the Company, including the 1999 and 2000 cost reduction initiatives.

Special charges of $63.4 million reflect the impact of a second quarter special charge totaling $66.4 million, adjusted downward by a $1.2 million change in estimate in the fourth quarter of 2000 to $65.2 million, related to a series of cost reduction initiatives undertaken in June 2000. Offsetting the 2000 special charge were certain reversals of the special charges taken in 1998 and 1999 totaling $1.8 million as explained more fully below. The net of the 2000 special charges and the reversals of prior year charges are reflected in the consolidated statement of income as a separate component of operating income.

Operating income, excluding the effects of special charges, increased $23.3 million or 12.9% over the prior year. Operating income margins improved slightly, increasing from 12.0% to 12.2% for the year. Higher sales volumes and an improved product mix, coupled with the cost containment efforts more than offset the effects of increased energy and raw material costs and lower selling prices in Polymer Additives.

Interest and other income decreased $7.2 million to $37.1 million in 2000. This decrease reflects a reduction in interest income of $1.6 million resulting from lower levels of invested cash and cash equivalents and a reduction from the prior year of approximately $10 million in the amount of gains recognized from the disposition of certain equity investments. These reductions were in part offset by an increase in earnings from unconsolidated affiliates over the prior year of $4.6 million.

Interest and other expenses increased by $41.8 million to $72.8 million from $31.0 million in the prior year. Higher average debt levels and higher interest rates coupled with increased amortization expense due to acquisitions and an increase in minority interest expense resulting from the sale of subsidiary stock contributed to the increase.

Income taxes were $37.9 million or 23.0% compared to $35.8 million or 20.4% in the prior year. The 2000 effective tax rate is lower than the Company's expected ongoing effective tax rate of 31% due primarily to the nontaxable gain on the sale of subsidiary stock recorded in the second and third quarters of 2000. The lower effective tax rate in 1999 resulted from adjustments for previously provided taxes and structural changes made in the Company's foreign operations that resulted in generating a substantially higher percentage of income in lower tax rate jurisdictions.

Net income for 2000 was $127.0 million or $2.42 per share. This compares to net income of $139.6 million or $2.41 per share for 1999. Excluding the after-tax effects of the gain on sale of subsidiary stock in 2000 and the effects of special charges on both 2000 and 1999, net income was $114.4 million or $2.18 per share and $151.4 million or $2.61 per share for 2000 and 1999, respectively.

SEGMENT INFORMATION
Set forth below is a discussion of the operations of the Company's business segments: Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. Operating income, which is the income measure the Company uses to evaluate business segment performance, represents net sales less costs of products sold and selling, general and administrative expenses. The operating income data presented below is before the special charges recorded in 2000 and 1999. Each of the Company's segments uses bromine as a raw material in their production process. Bromine is transferred at cost to all business segments, except Energy Services and Products. Their cost is based upon a bromine supply agreement. In addition, assets used in the production of bromine are allocated to each business unit based on the percentage of production consumed, except for Energy Services and Products, which does not receive an allocation.

Polymer Additives
The Polymer Additives business unit is a leading provider of plastic additive solution and service packages. Polymer Additives brings the most comprehensive product basket of flame retardants, polymer stabilizers and antimony-based derivatives to the global marketplace. In 1999, the product platform expanded to include non-halogenated flame retardants with the acquisition of FMC Corporation's Process Additives Division (PAD). With the acquisition, Polymer Additives provides its customers an array of integrated polymer additive solutions, unsurpassed in the market and that meet specific, well-defined customer needs in a variety of products including computer and business equipment, consumer appliances, packaging, textile, building and construction, furniture and transportation.

-------------------------------------------
Polymer Additives           2000      1999
-------------------------------------------
Net sales                 $690.1    $632.1
Operating income            52.4      78.0
-------------------------------------------

Net sales increased $58.0 million or 9.2% in 2000. Continued recognition and acceptance of the Company's proprietary blends such as the No Dust Blends (NDB(R)) products, higher flame retardant volumes resulting from increased market penetration in Asia and the addition of sales related to the PAD acquisition drove the increase. The volume gains were partially offset by lower selling prices and unfavorable foreign exchange.

Operating income decreased $25.6 million or 32.8%. This decrease was attributable to increased raw material costs and significantly higher energy costs coupled with lower selling prices associated with high-volume brominated flame retardants. These items more than offset the benefits of the higher sales volumes and cost savings resulting from productivity initiatives.

Performance Chemicals
The Performance Chemicals business unit is a global supplier of value-added products and services to broad and diverse markets that include life sciences, agrochemicals, electronics and telecommunications. Through its expertise in a wide range of chemical synthesis, process development, manufacturing and toxicological testing activities, the businesses within Performance Chemicals have become the leading choice for many companies to outsource their complex chemical production and service needs. The Performance Chemicals business unit is a collection of individual businesses providing products and services that meet highly specific requirements for pharmaceutical, agrochemical and industrial chemical applications.

--------------------------------------------------
Performance Chemicals            2000       1999
--------------------------------------------------
Net sales                      $369.3      $354.9
Operating income                 90.8        78.7
--------------------------------------------------

Net sales for the year increased $14.4 million or 4.1%. Strong volume gains across all product lines in the Fluorine group led to a record sales level for this business unit. WIL Research Laboratories' (WIL Research) expanded role in reproductive toxicological studies contributed to its 12.4% sales gain during the year. The gains reported by these businesses were partially offset by lower sales for Fine Chemicals and Brominated Performance Products.

Operating income increased $12.1 million or 15.4% for the year. In addition, operating margin for 2000 was 24.6% compared to 22.2% in the prior year. These record levels reflect the significant volume growth in Fluorine, increased sales and service mix improvements at WIL Research, improved pricing for methyl bromide and productivity initiatives throughout the businesses comprising Performance Chemicals.

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

Water Treatment                 2000             1999
--------------------------------------------------------
Net sales                     $474.5           $418.1
Operating income                85.0             73.1
--------------------------------------------------------

The Water Treatment business unit completed another record year with net sales and operating income and margins all reaching record levels. Net sales increased $56.4 million, or 13.5%, reflecting consumer acceptance of important new technologies, continued market penetration, the acquisition of Aqua Clear Industries, LLC (Aqua Clear) in July 2000 and the addition of the BioLab Water Additives business acquired in August 1999. Operating income increased $11.9 million to $85.0 million from $73.1 million, a 16.3% increase. Operating margins improved from 17.5% to 17.9%. These improvements reflect the strength of the product portfolio, focused productivity efforts and the accretive effects of the BioLab Water Additives acquisition.

Energy Services and Products
The Energy Services and Products business unit (OSCA) is a leading provider of oil and gas well completion products and services. A pioneer in completion fluids, OSCA today offers a comprehensive array of products and services including sand control, well stimulation, coiled tubing and custom downhole tool packages. These products and services are available separately or as integrated systems. OSCA's products and services are focused on value enhancing well completion activities that allow its customers to optimize the recovery of oil and gas. OSCA's singular focus and technological expertise enables it to compete successfully against its larger peers.

-------------------------------------------------------------
Energy Services and Products                 2000      1999
-------------------------------------------------------------
Net sales                                  $131.9     $95.2
Operating (loss) income                      12.5      (8.5)
-------------------------------------------------------------

Net sales increased in 2000 by $36.7 million or 38.6% to $131.9 million, a record year. This performance demonstrates OSCA's ability to grow by leveraging the investment it has made in capacity, coupled with its increased market penetration in Brazil and Venezuela and higher levels of exploration and development activities driven by higher commodity pricing for crude oil and natural gas.

Operating income improved to $12.5 million compared to an operating loss of $(8.5) million in the prior year. Volume increases, improved pricing and a better product mix resulting from OSCA's pull through leverage were the primary factors driving the significant improvement in operating income.

RESULTS OF CONTINUING OPERATIONS -- 1999 COMPARED WITH 1998
Sales for 1999 increased 4.5% to $1,500.3 million. Volume grew 8% led by Fluorine, Agricultural Products, and Polymer Additives and the acquisitions of NSC Technologies and PAD. This growth was partially offset by the effects of competitive pricing pressure in brominated flame retardants and significantly lower oil exploration activity in Energy Services and Products.

Gross profit increased 10.5% to $423.1 million in 1999 while gross profit margin improved to 28.2% in 1999 from 26.7% in 1998. Productivity initiatives, a better mix of products in Polymer Additives and Water Treatment, selected price increases in certain businesses and lower raw material costs more than offset the previously mentioned competitive pricing pressures in flame retardants. Although gross profit margin increased to its highest level in four years, operating margin, excluding special charges, declined to 12.0% in 1999 from 13.3% in 1998. This decrease was driven by increased information systems expense as the Company implemented its new Enterprise Resource Planning (ERP) information systems and became Y2K compliant. Also, contributing to the decrease was a one-time charge of approximately $10 million to exit an environmental remediation business in Mexico and to settle land use litigation. In 1999, the Company recorded approximately $29 million in information systems expenses as compared to approximately $4 million in 1998. Excluding special charges and the aforementioned expenses and charges, operating margin would have been 14.6% in 1999 as compared to 13.5% in 1998.

Operating income margin, including special charges, was 10.8% in 1999 as compared to 5.1% in 1998. The Company recognized a special charge of $25.4 million during 1999 related primarily to actions to further streamline the Polymer Additives business unit by providing a more flexible data processing solution for the Company's manufacturing operations. Offsetting this charge were certain reversals of the special charges taken in 1998 totaling $7.2 million as explained more fully below. The net of the 1999 special charges and the reversals of the prior year charges is reflected in the consolidated statement of income as a separate component of operating income.

Interest and other income increased approximately $7.3 million to $44.3 million in 1999 from 1998 due primarily to a gain from the partial disposition of an equity investment.

Interest and other expense decreased by $13.7 million to $31.0 million for the year primarily as higher interest expense associated with increased borrowings to fund the acquisitions of NSC Technologies and PAD was more than offset by foreign exchange gains and a favorable adjustment to reserves to reflect revised environmental remediation estimates at certain non-operating sites.

Income taxes for the year were $35.8 million or 20.4% as compared to the 1998 effective tax rate of 14.8%. The lower effective tax rate is due primarily to a favorable $10 million tax credit in 1998 related to foreign taxes and the magnitude of the special charges in 1998. The 1999 rate reflects a reduction in income tax expense in 1999 due to adjustments for previously provided taxes and structural changes made in the Company's foreign operations that resulted in generating a substantially higher percentage of income in lower tax rate jurisdictions. The Company expects its ongoing effective tax rate will be approximately 31%.

Net income for 1999, excluding the special charges, was $151.4 million, or $2.61 per share. This compares to net income from continuing operations of $131.1 million, or $2.21 per share, excluding special charges, for 1998. Net income from continuing operations including the special charges was $139.6 million, or $2.41 per share, for 1999 as compared to $56.4 million, or $0.95 per share, for 1998.

SEGMENT INFORMATION
A review of results of operations by business segment for 1999 compared with 1998 is as follows. The operating income data presented below is before the special charges recorded in 1999 and 1998.

Polymer Additives
During 1999, the Company completed the acquisition of PAD, a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives. By extending the product platform, the Company is able to provide a comprehensive basket of integrated polymer solutions that meet specific, well-defined customer needs in a variety of products including computer and business equipment, consumer appliances, packaging, textile, building and construction, furniture and transportation.

-----------------------------------------------
Polymer Additives           1999       1998
-----------------------------------------------
Net sales                 $632.1       $599.1
Operating income            78.0         78.9
-----------------------------------------------

Polymer Additives' sales increased 5.5% to $632.1 million in 1999. Sales volumes grew 14%, including 8% from the PAD acquisition. Continued recognition and acceptance of the Company's proprietary blends and physical forms for Polymer Stabilizers, such as No Dust Blends (NDB(R)), and the recovery under way in Asia drove the organic growth. The increase was offset in part by an 8% decline in selling prices due to competitive price pressure, primarily in brominated flame retardants, and the effects of unfavorable currency fluctuations.

Operating income in 1999 was essentially flat compared to 1998. Savings from productivity initiatives and restructuring activities, lower raw material costs and earnings generated by the PAD acquisitions were offset by the aforementioned competitive price pressure in brominated flame retardants and an approximately $8 million increase in expense associated with the implementation of the Company's ERP information systems. Excluding the higher information systems expense, operating income would have been approximately $86 million and operating margin would have increased to 13.6% in 1999 from 13.2% in 1998.

Performance Chemicals
The acquisition of NSC Technologies in 1999 was a key element in the Performance Chemicals group's long-term strategy of increased involvement in the pharmaceuticals industry. NSC Technologies develops, manufactures and sells chiral pharmaceutical intermediates and select bulk actives to pharmaceutical companies. Its competency in natural and unnatural amino acids provides a broad molecular platform from which it develops novel, high value-added intermediates and bulk actives for antiviral, cardiovascular and oncology therapeutic drugs. NSC Technologies is part of the Fine Chemicals group.

----------------------------------------------------
Performance Chemicals            1999        1998
----------------------------------------------------
Net sales                      $354.9      $323.7
Operating income                 78.7        70.2
----------------------------------------------------

Sales in Performance Chemicals grew 9.6% to $354.9 million in 1999. Led by strong demand for FM-200(R), the Company's halon replacement fire extinguishant, and its hydrofluorocarbon refrigerant HFC-32, the Fluorine group continued its pattern of impressive sales growth with an increase of 35% over 1998. Fine Chemicals' sales increased 4% in 1999 as volume growth from the new product pipeline acquired with NSC Technologies was partially offset by a shortfall in demand resulting from customer actions to delay or modify product introduction schedules. WIL Research's sales increased 21% driven by improved facility utilization and a richer mix of toxicological services. Brominated Performance Products' sales were essentially flat year over year. Higher sales of HyperSolve,(TM) Great Lakes' bromine-based solvent, and increased pricing of methyl bromide, an agricultural fumigant, were offset by lower demand for some lower margin bromine and bromine derivative products and regulatory reductions in the level of methyl bromide sales volumes.

Operating income for Performance Chemicals increased 12.1% to a record level of $78.7 million for the year. Significant volume growth, product and service mix improvements in Fluorine and WIL Research, and improved pricing for methyl bromide more than offset higher systems expense associated with the implementation of the Company's ERP information systems.

--------------------------------------------------------------------------------
Water Treatment
--------------------------------------------------------------------------------

During 1999, Water Treatment more than doubled its Industrial Water Division (renamed BioLab Water Additives) with the acquisition of FMC's water additives business.

-------------------------------------------------
Water Treatment               1999        1998
-------------------------------------------------
Net sales                   $418.1       $396.3
Operating income              73.1         54.5
-------------------------------------------------

The Water Treatment business experienced another outstanding year. Operating earnings and margins for this business unit were again at record levels. Sales of new products such as Shock Plus,(R) introduced in 1998, and Banish,(R) introduced in 1999, continue to improve product mix, provide a sustainable competitive advantage and fuel growth. New products, better mix, increased productivity, improved profitability in Europe and lower raw material costs drove the 34.1% increase in operating earnings. The 5.5% increase in sales was in part due to the PAD acquisition, which significantly expanded the depth and breadth of the Company's BioLab Water Additives business. Volume increases in the U.S. recreational water market, driven by the aforementioned emphasis on new products, were significantly offset by the Company's decision to exit certain low-margin business in Europe.

Energy Services and Products
Sales decreased 17.7% in 1999 to $95.2 million primarily as a result of a sharp decline in oil prices that began in the second half of 1998 and carried into the first half of 1999. This price softness led to a significant downturn in drilling activities particularly in the Gulf of Mexico.

-----------------------------------------------------------------
Energy Services and Products               1999            1998
-----------------------------------------------------------------
Net sales                                  $95.2          $115.7
Operating income (loss)                     (8.5)           11.0
-----------------------------------------------------------------

The curtailment of exploration and development activities resulted in increased pricing pressure. The preceding, coupled with $6.1 million of charges in connection with exiting an environmental remediation project in Mexico, led to the operating loss in 1999.

Oil prices substantially recovered in the second half of 1999 and continued their trend in early 2000. The energy sector shows signs of recovery as rig count in the Gulf of Mexico is at its highest level in 18 months. OSCA is well positioned to respond to the increase in exploration and development investment expected in 2000.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Total assets decreased to $2,134.4 million at December 31, 2000 from $2,261.0 million in the prior year. This decrease was due primarily to decreases in cash and cash equivalents of $255.6 million and a decrease in investments in and advances to unconsolidated affiliates of $17.3 million resulting from the sale of certain equity investments in 2000. These declines were offset by increases in accounts receivable, inventories, goodwill and other assets of $51.1 million, $47.6 million, $30.0 million and $21.3 million, respectively. Increased sales volumes combined with an increase of three days in days sales outstanding drove the increase in accounts receivable. Increases in inventories resulted from higher inventory levels in the Water Treatment business unit, which includes the effect of the Aqua Clear acquisition and increases in the Polymer Additives and Energy Services and Products business units due to their need to meet current and anticipated sales commitments. Goodwill increased due to the acquisition of Aqua Clear by the Water Treatment business unit and the increase in other assets resulted from increases in other intangible assets.

Current liabilities increased $73.6 million to $384.8 million from $311.2 million at prior year-end. This increase is due primarily to increases in accounts payable, accrued expenses and income taxes payable of $31.2 million, $8.5 million and $34.4 million, respectively. These increases were due primarily to the timing of payments, and also contributing to the accounts payable increase were the higher ending inventory levels.

Long-term debt, less current portion decreased $195.2 million from prior year-end to $688.2 million. This decrease is due to the repayments of debt made from the net proceeds from the sale of subsidiary stock and was funded by cash and cash equivalents.

The increase in the minority interest from prior year is due primarily to the sale of 43.4% of the Company's ownership in OSCA, Inc., a subsidiary (Energy Services and Products business unit), through an initial public offering. (See Dispositions.)

Cash provided by operating activities of $205.8 million for the year ended December 31, 2000 increased from $186.3 million in 1999 primarily as a result of the changes in the operating assets and liabilities from 1999 to 2000. These changes primarily include increases in accounts payable and accrued expenses and income taxes payable and other current liabilities.

Cash used for investing activities amounted to $107.2 million for the year ended December 31, 2000. This use of cash reflects the increased capital spending over the prior year, the acquisition of Aqua Clear, offset by the proceeds from the sale of a portion of the Company's Energy Services and Products subsidiary.

Cash used for financing activities was $344.8 million for the year ended December 31, 2000 compared to cash of $202.0 million being provided by financing activities in the prior year. The 2000 financing activities reflect a net decrease in long-term borrowings of $198.0 million coupled with common stock repurchase activity which amounted to $135.1 million for 2000.

Capital spending (excluding acquisitions) through December 31, 2000 was $157.0 million compared to $119.0 million in the prior year. This reflects increases in capital spending by all business units with over one-half of the total 2000 spending related to new or expanded facilities.

The Company has traditionally utilized commercial paper borrowings as its primary source of external financing. During 1999, however the Company moved to lock in historically low long-term interest rates by selling $400 million of 7% notes due July 15, 2009. Proceeds from the sale of the notes were used to replace a portion of the commercial paper borrowings and to fund acquisitions. The notes were sold under a shelf registration process. Under this process, the Company filed a Registration Statement on Form S-3 with the Securities and Exchange Commission and may sell various debt securities, common stock or rights or warrants to purchase common stock individually or in combination up to $750 million. The amount remaining on the registration statement is $350 million. The registration provides the Company with increased flexibility to finance its growth. The Company's net debt (debt, net of cash and cash equivalents) was $471.5 million at December 31, 2000 and was comprised of $694.2 million of debt offset by $222.7 million of cash and cash equivalents. The Company maintains a high cash and cash equivalents balance to offset its commercial paper borrowings, meet working capital needs and for capital expansion, including potential acquisitions. The Company's investment in marketable securities is comprised of a mix of highly liquid investment grade securities. At December 31, 2000, the Company's senior debt rating is A/A2 and its commercial paper rating is A1/P1. Debt to total capitalization at December 31, 2000 was 42.2% as compared to 46.2% at December 31, 1999.

Total stockholders' equity was $949.7 million, or $18.92 per share, at December 31, 2000, as compared to $18.24 per share at the end of 1999. These changes reflect the increase in retained earnings from current year operations being offset by the activity under the common stock share repurchase authorizations from the Board of Directors. Pursuant to these authorizations, the Company purchased approximately 4.5 million shares of common stock during 2000 at an average price of $30 per share and approximately 4.2 million shares of common stock during 1999 at an average price of $38 per share. The effect of these stock purchases on earnings per share was $0.03 and $0.00 per share for 2000 and 1999, respectively. At December 31, 2000 a total of 2.9 million shares remain available for repurchase under existing Board authorizations. Management continues to analyze share repurchases as cash flow, market conditions and investment opportunities warrant.

Dividends declared totaled $16.6 million and $18.3 million for 2000 and 1999, respectively. This decrease reflects the decrease in outstanding shares as dividends totaled $0.32 per share for both years.

The cumulative translation adjustment component of stockholders' equity represents the translation of foreign currency-denominated financial statements into U.S. dollars. The 2000 change in the cumulative translation adjustment decreased stockholders' equity by $26.4 million. Approximately 60% of the Company's net assets reside outside of the United States.

OTHER MATTERS
Special Charges
During the second quarter of 2000 the Company announced cost reduction initiatives to further streamline operations, strengthen the Company's competitive position and continue to provide a strong platform for future growth. To accomplish these actions, the Company prepared a formal repositioning plan, which was approved by the Board of Directors on June 23, 2000. The major components of this repositioning plan included the consolidation of the Company's three antimony manufacturing operations, elimination of approximately 375 manufacturing and research and development positions, primarily in the Polymer Additives business unit, and impairment or disposal of certain underperforming and nonstrategic assets. The asset impairments related to four Polymer Additives manufacturing locations, including sites in Europe and the United States, and six Performance Chemicals locations, including sites in the United States, United Kingdom and Germany. The special charges related to this repositioning plan totaled $66.4 million, $49.5 million after income taxes or $0.95 per share for 2000, and was recorded in the second quarter of 2000. The $66.4 million special charge consisted of $43.8 million for asset impairments, $16.4 million for severance costs and $6.2 million for plant closure and environmental costs. The Company expects to realize approximately $20 million in annual pre-tax savings as a result of this repositioning. Additional information regarding the 2000 special charges is provided in Note 2 to the consolidated financial statements.

Net special charges for the year ended December 31, 2000 totaled $63.4 million. This reflects the $66.4 million charge recorded in the second quarter of 2000 offset by a reversal of $1.2 million related to a change in estimate in the 2000 special charge and certain reversals of the special charges taken in 1999 and 1998 totaling $1.8 million, as explained below. The net effect of the special charge reversals after income taxes was $2.0 million or $0.04 per share. The net of the 2000 special charges and reversals are reflected in the 2000 consolidated statement of income as a separate component of operating income.

In the first quarter of 1998, the Board of Directors appointed a new chief executive officer, and over the following months a new senior management team was assembled. Beginning in the third quarter of 1998, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs. A formal repositioning plan to accomplish these goals was approved by the Board of Directors in 1998. In addition, in the fourth quarter of 1999, the Board of Directors took certain additional actions to further streamline the Polymer Additives business unit, to provide a more flexible data processing solution for the Company's manufacturing operations, and to write down certain assets formerly used in the Energy Services and Products' Mexico environmental business. The plan was developed to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability.

Accordingly, the Company recognized a special charge of $25.4 million, $16.5 million after income taxes or $0.29 per share, during 1999. Offsetting this charge were certain reversals of the special charges taken in 1998 totaling $7.2 million, $4.7 million after income taxes or $0.08 per share, as explained below. The net of the 1999 special charges and reversals are reflected in the 1999 consolidated statement of income as a separate component of operating income. Additional information regarding the 1999 special charges is provided in Note 2 to the consolidated financial statements.

The 1999 special charge consisted of asset impairments in Polymer Additives of $10.8 million; asset impairments in Corporate and Other of $10.7 million; asset impairments in Energy Services and Products of $1.8 million; and severance costs of $2.1 million. Asset impairment losses in Polymer Additives related to the shutdown of certain unprofitable operating units and the replacement of certain lines with new technology primarily in the El Dorado, Arkansas, facility. Asset impairment losses in Corporate and Other related to the write-off of certain components of the Company's data processing software that have no future use as a result of the Company's decision to provide a more flexible solution for its manufacturing operations. The asset impairment charge in Energy Services and Products related to a write-down of certain fixed assets formerly used in the Mexico environmental business. Severance costs included the cost of separation payments to certain Polymer Additives and Corporate employees who were terminated.

As of December 31, 2000, the 1999 component of the repositioning plan has been substantially completed with only $0.4 million of the original 1999 special charge remaining to be spent. The remaining reserve is expected to be fully utilized in 2001. The 2000 activity related to the 1999 special charges includes a reversal of $0.7 million due to changes in estimate of the 1999 charge and was recorded in the fourth quarter of 2000.

The 1998 portion of the repositioning plan affected the Polymer Additives, Performance Chemicals and Energy Services and Products business units and included both domestic and international operations primarily in France, Italy and the United Kingdom. The plan provided for improving manufacturing productivity; the closing of production units at four sites; and the consolidation of the U.S. flame retardant production. Additionally, the charge also included the consolidation of certain sales offices and research and development facilities. As a result of these actions, approximately 500 positions were eliminated.

In connection with the 1998 portion of the repositioning plan, the Company recognized a special charge of $116.5 million, $74.7 million after income taxes, or $1.26 per share during 1998. This special charge is reflected in the 1998 consolidated statement of income as a separate component of operating income. The principal components of the 1998 charge were asset impairments of $56.5 million; severance of $17.6 million; plant closure costs of $10.1 million; senior management transition costs of $20.5 million; and other related costs of $11.8 million. Additional information regarding the 1998 special charges is provided in Note 2 to the consolidated financial statements.

The repositioning plan has now been substantially completed with only $5.3 million of the original $116.5 million remaining to be spent. The primary component of this remaining reserve, or $3.1 million, relates to the senior management transition portion of the 1998 charge that provided for certain executive's severance and transition costs. The majority of these costs are to be paid out by the end of 2001. The plan was designed to achieve $35 million to $40 million in cost savings on an annual basis. These cost savings result primarily from improved utilization of the manufacturing base, elimination of underperforming or unprofitable operations, reduced personnel-related costs and a reduction in the carrying costs of plant and equipment.

The repositioning plan affected all segments of the Company's operations. Outlined below is an overview of the conditions each of the units encountered and the actions taken to achieve the expected improvements.

The Polymer Additives business unit was formed in mid-1998 through the combination of the Flame Retardants business, a historical core business, and the Polymer Stabilizers business that had been built through acquisitions over the 1993-1996 period. The Polymer Stabilizers business focused on expansion and did not effectively integrate the acquisitions, develop internal synergy or consolidate its manufacturing base. These factors provided a significant opportunity to improve manufacturing efficiency, reduce cost and increase the focus on the customer. As a result, the repositioning plan provided for the downsizing of two operating facilities in France; consolidation of brominated flame retardant manufacturing in El Dorado, Arkansas; elimination of excess production capacity; and reduction of the number of sales offices and research and development facilities. In connection with these activities the workforce was reduced by approximately 115 employees. At December 31, 2000 substantially all of the severance activity was complete and the reserves remaining related to Polymer Additives severance totaled $1.6 million, primarily as a result of timing of negotiations with the workers' councils in France. These negotiations are now complete, and the associated severance payments will be completed in 2001. All restructuring activity related to the Polymer Additives plant closures was completed in 2000, and there were no reserves remaining at December 31, 2000.

In the Performance Chemicals business unit, the Company eliminated certain nonperforming product lines and underutilized assets. As a result, selected nonstrategic products were discontinued and the workforce was reduced by approximately 60 employees. Due in part to increased volume requirements resulting from the NSC Technologies acquisition in 1999, the Company did not close one of the plants included in the repositioning plan in 1998. As a result, $4.4 million and $0.4 million of reserves were reversed in 1999 and 2000, respectively, leaving a total reserve balance of $0.3 million at December 31, 2000, all of which is to be utilized in the first quarter of 2001.

The decline in the world oil market had significantly reduced requirements for oil well completion fluids and services. As a result, the Company's Energy Services and Products business unit abandoned a lease on a deepwater service vessel, decommissioned the related service equipment, planned to close a calcium chloride production facility and reduced its workforce by approximately 160 employees. In the fourth quarter of 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of calcium chloride, the Company made the decision to continue operating the facility for the foreseeable future and therefore reversed $2.6 million of the related reserves. In the fourth quarter of 2000, the estimate of remaining costs related to the abandoned lease on the deepwater service vessel was revised providing for the reversal of $0.7 million of the remaining reserves. At December 31, 2000 the amount of reserve remaining to be spent was $0.3 million, all of which is expected to be utilized in the first quarter of 2001.

The 1997 consolidated statement of income includes pre-tax charges of $50 million related to restructuring the Company's European Water Treatment business; closing a BCDMH manufacturing facility in Louisiana and a pharmaceutical intermediates production plant in Arkansas; and withdrawing from a bromine production joint venture in Europe. The components of the pretax charges were composed of $2 million for employee severance costs, $2 million for facility closure costs, $5 million for joint venture withdrawal expenses and $41 million for asset write-offs. The remaining reserve at December 31, 2000, was $0.9 million, which is expected to be fully utilized in 2001.

Cash outlays for all remaining special charge reserves are expected to be substantially complete by the end of 2001. Operating cash flows are expected to be sufficient to finance the remaining repositioning activities.

Acquisitions
On July 14, 2000 the Company finalized its acquisition of Aqua Clear for approximately $40.7 million. Aqua Clear is a manufacturer and distributor of specialty pool chemical products and operates a manufacturing site in Watervliet, New York, and distribution sites in St. Louis, Missouri, and Waterford, New York, as well as sales and support networks throughout the United States and Canada.

On August 2, 1999, the Company completed the acquisition of PAD for $162 million in cash. PAD is a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives, as well as a leading supplier of specialty water treatment chemicals used in industrial applications and desalination. The transaction broadens the Polymer Additives business unit and more than doubles the industrial segment of the Water Treatment business unit. PAD employs 500 and has manufacturing operations in Nitro, West Virginia, and Trafford Park (Manchester, England).

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

Dispositions
Effective June 15, 2000, the Company sold 40% of its ownership in OSCA, Inc.
(OSCA), a wholly owned subsidiary (Energy Services and Products business unit) through an initial public offering. Net proceeds of approximately $79 million from the initial sale were paid to the Company by OSCA to satisfy indebtedness. The initial sale resulted in a $51.9 million non-taxable gain to the Company, which was recognized in the second quarter of 2000. Subsequently, on July 13, 2000 the over-allotment option granted to the underwriters was exercised and resulted in an additional $12 million of net proceeds. The over-allotment exercise resulted in an additional non-taxable gain of $8.5 million, which was recorded in the third quarter of 2000. The initial sale and the over-allotment option exercise resulted in the Company selling a total of 43.4% of its ownership interest in this subsidiary. OSCA continues to be included in consolidated financial position and results of operations due to the Company's ability to exert significant influence over OSCA as a result of its continuing majority ownership and voting interest.

In December 1997, the Board of Directors approved a restructuring plan including exiting the furfural and derivatives, Chemol and environmental services businesses. A pre-tax charge of $145 million, $96 million after income taxes, was recorded in connection with these actions. A portion of the Chemol business was sold during 1998, and essentially all remaining operations have been wound down. The Company completed the sale of the environmental services business in January 1999, and the sale of the furfural and derivatives business was completed in June 1999.

MARKET RISKS
The Company's operations are exposed to market risk from changes in foreign currency exchange rates and interest rates that could impact its results of operations and financial condition. The Company manages its exposure to these market risks through its regular operations and financing activities and, when deemed appropriate by, using derivative financial instruments in accordance with established policies and procedures. The derivative financial instruments generally used include swaps, forward contracts and options. The derivative financial instruments utilized by the Company in its hedging activities are considered risk management tools and are not used for trading purposes. In addition, derivative financial instruments are entered into with a diversified group of major financial institutions in order to monitor the exposure to nonperformance on such instruments.

International operations, including United States export sales, constitute a significant portion of revenues and identifiable assets. These operations result in a large volume of foreign currency commitment and transaction exposures and foreign currency net asset exposures. At December 31, 2000 and 1999, the Company's primary net foreign currency market exposures were dispersed through various countries and primarily included the euro and its legacy currencies, the British pound and the Japanese yen. Exposure to variability in currency exchange rates is mitigated, when possible, through the use of natural hedges, whereby purchases and sales in the same foreign currency and with similar maturity dates offset one another. The amount of hedging activity and management of commitment and transaction exposures is coordinated at the corporate level. Hedges are set to mature concurrently with the estimated timing of settlement of the underlying transactions.

Considering the Company's operating profile, at December 31, 2000, the result of a uniform 10% change in the value of the dollar relative to the currencies in which the Company's sales are denominated would result in a change in operating income of approximately $0.2 million. A similar change in 1999 would have had approximately a $1.0 million effect on operating income. This calculation assumes that each exchange rate would change in the same direction relative to the U.S. dollar, and does not factor in any potential changes in sales levels or local currency prices that may result from changes in exchange rates.

The Company uses commercial paper as a source of financing, which exposes the Company to changes in short-term interest rates. The Company manages its ratio of fixed to floating rate debt with the objective of achieving a mix that management believes is appropriate. To manage this mix in a cost effective manner, the Company, from time to time, enters into interest rate swap agreements in which it agrees to exchange various combinations of fixed and/or variable interest rates based on agreed-upon notional amounts that are supported by the Company's current debt position. At December 31, 2000, the Company had no interest swap agreements in effect. Based on the Company's debt position at December 31, 2000, a hypothetical 1 percentage point change in interest rates for a one-year period would change income before income taxes by $2.9 million. This analysis does not consider any effect that a change in interest rates would have on overall economic activity nor management actions to mitigate interest rate changes.

As of December 31, 2000, the Company had short-term time deposits of $151.6 million representing investment securities with maturities of three months or less. A hypothetical 1 percentage point change in interest rates earned on these deposits for a one-year period would change income before income taxes by $1.5 million.

Environmental
The Company's operations, like those of most companies that use or make chemicals, are subject to various laws and regulations relating to maintaining or protecting the quality of the environment. Such laws and regulations, along with the Company's own internal compliance efforts, have required and will continue to require capital expenditures and associated operating costs. Spending for environmental compliance, including expenditures associated with waste minimization and pollution prevention programs, amounted to approximately $36 million in 2000, $27 million in 1999 and $34 million in 1998. These amounts include approximately $4 million, $2 million and $2 million for capital equipment in 2000, 1999 and 1998, respectively. Spending for environmental compliance is anticipated to be approximately $34 million in 2001.

The Company is a party to several proceedings and lawsuits involving environmental matters, including being named as defendant, respondent or a potentially responsible party, together with other companies, under CERCLA, and similar state laws, in which recovery is sought for the cost of cleanup of contaminated manufacturing and waste disposal sites. Due to the prevailing practices of manufacturing facilities, waste haulers and disposal facilities prior to adoption and implementation of various environmental laws and regulations, it is difficult to accurately determine the Company's liability with respect to these sites. In each such matter, the Company anticipates, although there can be no assurance, that liability, if any, will eventually be equitably apportioned among the companies found to be responsible. In most of these matters, the Company believes that its responsibility is small relative to other parties and that it may have meritorious defenses to liability to, or claims against, these other parties. Based upon current regulation and the information available, management believes that adequate provisions have been made in the financial statements and future costs will not have a material adverse impact on the Company's consolidated financial position, liquidity or results of operations.

Other Litigation Matters
The Company has been cooperating with the United States Department of Justice
(DOJ) and the European Commission since the spring of 1998 in their respective investigations of the bromine and brominated products industry. Both investigations were initiated after the Company self-reported to those agencies certain business practices that raised questions under antitrust laws. As a result of the Company's cooperation, the Company and its current directors and employees have been accepted into the DOJ's amnesty program. As a result, the Company will be exempt from United States federal criminal prosecution and fines relating to the practices in question if the Company complies with certain conditions, including its full cooperation with the DOJ's investigation and policy regarding reasonable remedial efforts. Concurrently, the Company is seeking favorable treatment under a program in the European Union that also rewards self-reporting and cooperation.

The Company believes it has fully complied with all applicable conditions to date and has continued to cooperate with the DOJ in connection with certain follow-up matters arising out of the investigation, all of which are covered by the Company's acceptance into the amnesty program. The Company intends to continue full compliance with the DOJ and European Union programs.

Participation in the above programs does not provide the Company with immunity from civil liability, including restitution claims. To date, 10 federal purported class action lawsuits and five California purported class actions have been filed against the Company, each claiming treble damages. These suits claim, among other things, that the Company conspired with others in violation of the antitrust laws regarding the pricing of bromine and brominated products. The federal lawsuits have been consolidated in the District Court for the Southern District of Indiana. The plaintiffs have filed a motion to certify a class of purchasers of three particular brominated products, and the Company has opposed the motion. A ruling on the class certification is expected later this year. The California cases have been stayed pending resolution of the federal cases.

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

The Euro
Effective January 1, 1999, member states of the European Economic and Monetary Union converted to a common currency known as the euro. From that date until January 1, 2002 (the transition period), either the euro or a participating country's present currency will be accepted as legal tender, with the existing currency being completely removed from circulation on July 1, 2002.

The Company has been preparing for the introduction of the euro since 1999. The timing of phasing out all uses of the existing currencies will comply with the legal requirements and also be scheduled to facilitate optimal coordination with the plans of the Company's vendors, distributors and customers. The work related to the introduction of the euro and the phasing out of the other currencies includes converting information technology systems; recalculating currency risk; recalibrating derivatives and other financial instruments; evaluating and taking action, if needed, regarding the continuity of contracts; and modifying processes for preparing tax, accounting, payroll and customer records. Implementation is expected to occur in September 2001.

Based on the work completed to date, the Company believes the euro conversion effort will not have a material impact on the Company's consolidated financial position, liquidity or results of operations.

Accounting Changes
In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. The Company is required to adopt the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Based on the Company's derivative positions at December 31, 2000, the effect of the adoption of the Statement will be immaterial on the results of operations and other comprehensive income. Because the Statement allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Company may change its policies toward the management of certain foreign currency exposures. Any changes that may occur would be to further reduce the Company's exposure to foreign currency risks.

In the fourth quarter of 2000, the Company applied the Financial Accounting Standards Board's (FASB) Emerging Issues Task Force (EITF) consensus EITF 00-10, "Accounting for Shipping and Handling Fees and Costs." As prescribed in EITF 00-10, the Company has reclassified its shipping and handling costs from a component of net sales to cost of products sold. The effect of these reclassifications increased net sales and cost of products sold by equal amounts. The reclassifications had no effect on operating income or net income. This change required a restatement of net sales and cost of product sold amounts for all periods presented

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) and amended it in March and June 2000 with respect to the effective dates. The Company evaluated the provisions of SAB 101 and determined it did not have a material effect on the Company's financial position or results of operations.

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

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL STATEMENTS
The management of Great Lakes Chemical Corporation is responsible for the preparation and presentation of the accompanying consolidated financial statements and all other information in this Annual Report. The financial statements are prepared in accordance with accounting principles generally accepted in the United States and include amounts that are based on management's informed judgments and estimates.

The Company maintains accounting systems and internal accounting controls that management believes provide reasonable assurance that the Company's financial reporting is reliable, that assets are safeguarded and that transactions are executed in accordance with proper authorization. This internal control structure is supported by the selection and training of qualified personnel and an organizational structure that permits the delegation of authority and responsibility. The systems are monitored worldwide by an internal audit function that reports its findings to management.

The Company's financial statements have been audited by Ernst & Young LLP, independent auditors, in accordance with auditing standards generally accepted in the United States. These standards provide for the review of internal accounting control systems to plan the audit and determine auditing procedures and tests of transactions to the extent they deem appropriate.

The Audit Committee of the Board of Directors, which consists solely of non-employee directors, is responsible for overseeing the functioning of the accounting systems and related internal controls and the preparation of the Company's financial statements. The Audit Committee periodically meets with management and the independent auditors to review and evaluate their accounting, auditing and financial reporting activities and responsibilities. The independent auditors and internal auditors have full and free access to the Audit Committee without management's presence to discuss internal accounting controls, results of their audits and financial reporting matters.





Mark P. Bulriss
Chairman, President and CEO



Kevin J. Mulcrone
Vice President and Controller


REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS
We have audited the accompanying consolidated balance sheets of Great Lakes Chemical Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, cash flows and stockholders' equity for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Great Lakes Chemical Corporation and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.



Indianapolis, Indiana
February 9, 2001

CONSOLIDATED STATEMENTS OF INCOME
(millions, except per share data)

Year Ended December 31                                                             2000               1999               1998
-------------------------------------------------------------------------------------------------------------------------------
Net Sales                                                                   $   1,670.5        $   1,500.3        $   1,435.7

Operating Expenses
   Cost of products sold                                                        1,210.8            1,077.2            1,052.9
   Selling, general and administrative expenses                                   256.1              242.8              192.4
   Special charges                                                                 63.4               18.2              116.5
                                                                                1,530.3            1,338.2            1,361.8
-------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                                  140.2              162.1               73.9

Gain on Sale of Subsidiary Stock                                                   60.4                 --                 --

Interest and Other Income                                                          37.1               44.3               37.0

Interest and Other Expenses                                                        72.8               31.0               44.7
-------------------------------------------------------------------------------------------------------------------------------

Income from Continuing Operations before Income Taxes                             164.9              175.4               66.2

Income Taxes                                                                       37.9               35.8                9.8
-------------------------------------------------------------------------------------------------------------------------------

Net Income from Continuing Operations                                             127.0              139.6               56.4

Net Income from Discontinued Operations                                              --                 --               32.6
-------------------------------------------------------------------------------------------------------------------------------

Net Income                                                                  $     127.0        $     139.6        $      89.0
-------------------------------------------------------------------------------------------------------------------------------

Earnings per Share:
Basic
   Continuing operations                                                    $       2.42       $       2.42       $       0.96
   Discontinued operations                                                            --                 --               0.55
                                                                            $       2.42       $       2.42       $       1.51
-------------------------------------------------------------------------------------------------------------------------------

Diluted
   Continuing operations                                                    $       2.42       $       2.41       $       0.95
   Discontinued operations                                                            --                 --               0.55
                                                                            $       2.42       $       2.41       $       1.50
-------------------------------------------------------------------------------------------------------------------------------

Cash Dividends Declared Per Share                                           $       0.32       $       0.32       $       0.40
-------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

(millions)
December 31                                                                                            2000              1999
--------------------------------------------------------------------------------------------------------------------------------
Assets
Current Assets
   Cash and cash equivalents                                                                     $    222.7        $    478.3
   Accounts and notes receivable, less allowances of $4.8 and $4.7, respectively                      390.7             339.6
   Inventories                                                                                        364.4             316.8
   Prepaid expenses                                                                                    30.0              32.8
   Total current assets                                                                             1,007.8           1,167.5
--------------------------------------------------------------------------------------------------------------------------------

Plant and Equipment, Net                                                                              750.9             751.8

Goodwill                                                                                              276.5             246.5

Investments in and Advances to Unconsolidated Affiliates                                               38.2              55.5

Other Assets                                                                                           61.0              39.7

Total Assets                                                                                     $  2,134.4        $  2,261.0
--------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
Current Liabilities
   Accounts payable                                                                              $    167.7        $    136.5
   Accrued expenses                                                                                   132.2             123.7
   Income taxes payable                                                                                74.9              40.5
   Dividends payable                                                                                    4.0               4.5
   Notes payable and current portion of long-term debt                                                  6.0               6.0
   Total current liabilities                                                                          384.8             311.2
--------------------------------------------------------------------------------------------------------------------------------

Long-Term Debt, less Current Portion                                                                  688.2             883.4

Other Noncurrent Liabilities                                                                           29.3              30.0

Deferred Income Taxes                                                                                  47.8              37.9

Minority Interest                                                                                      34.6               4.4

Stockholders' Equity
   Common Stock, $1 par value, authorized 200.0 shares; issued 73.0 shares in 2000 and
     72.9 shares in 1999                                                                               73.0              72.9
   Additional paid-in capital                                                                         132.5             132.0
   Retained earnings                                                                                1,879.6           1,769.2
   Accumulated other comprehensive loss                                                               (83.1)            (56.5)
   Less treasury stock, at cost; 22.7 shares in 2000 and 18.4 shares in 1999                       (1,052.3)           (923.5)

   Total stockholders' equity                                                                         949.7             994.1

Total Liabilities and Stockholders' Equity                                                       $  2,134.4        $  2,261.0
--------------------------------------------------------------------------------------------------------------------------------

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(millions)
Year Ended December 31                                                                          2000         1999         1998
----------------------------------------------------------------------------------------------------------------------------------
Operating Activities
   Net income from continuing operations                                                    $  127.0     $  139.6     $   56.4
   Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and depletion                                                                 87.9         80.8         78.6
     Amortization of intangible assets                                                          12.2          8.7          4.9
     Deferred income taxes                                                                      15.3         19.1        (14.1)
     Net (unremitted) earnings of affiliates                                                    (5.6)        (1.2)         1.7
     (Gain) loss on disposition of assets                                                       (0.9)        (8.3)         0.7
     Special charges                                                                            63.4         18.2        116.5
     Gain on sale of subsidiary stock                                                          (60.4)          --           --
     Other                                                                                       6.8          6.2         (0.4)
     Change in operating assets and liabilities,
       net of effects from business combinations:
         Accounts receivable                                                                   (42.5)       (46.5)        (3.3)
         Inventories                                                                           (46.4)        19.1          9.8
         Other current assets                                                                    4.1         (1.1)        (2.6)
         Accounts payable and accrued expenses                                                  34.7        (51.7)       (32.7)
         Income taxes and other current liabilities                                             35.2          3.6        (76.8)
         Other noncurrent liabilities                                                          (25.0)        (0.2)         1.6
----------------------------------------------------------------------------------------------------------------------------------

Net Cash Provided by Operating Activities from Continuing Operations                           205.8        186.3        140.3

Discontinued Operations (see note below):
   Net income                                                                                     --           --         32.6
   Change in net assets                                                                           --         75.9        433.6
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Operating Activities                                                      205.8        262.2        606.5

Investing Activities
   Plant and equipment additions                                                              (157.0)      (119.0)      (160.6)
   Business combinations, net of cash acquired                                                 (40.7)      (286.8)         0.6
   Proceeds from sale of assets                                                                  5.6         13.2          1.8
   Proceeds from sale of subsidiary stock                                                       90.2           --           --
   Other                                                                                        (5.3)        (4.3)        (9.2)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used for Investing Activities                                                        (107.2)      (396.9)      (167.4)

Financing Activities
   Net borrowings (repayments) under short-term credit lines                                     2.9          1.5         (2.4)
   Net proceeds from long-term borrowings                                                       28.2        393.9          6.7
   Net decrease in commercial paper and other long-term obligations                           (226.2)       (25.5)       (53.0)
   Proceeds from stock options exercised                                                         2.6          5.1          5.3
   Cash dividends paid                                                                         (16.9)       (18.6)       (28.4)
   Repurchase of common stock                                                                 (135.1)      (158.7)       (28.5)
   Other                                                                                        (0.3)         4.3         (1.0)
----------------------------------------------------------------------------------------------------------------------------------
Net Cash (Used for) Provided by Financing Activities                                          (344.8)       202.0       (101.3)

Effect of Exchange Rate Changes on Cash and Cash Equivalents                                    (9.4)        (0.6)         0.1
----------------------------------------------------------------------------------------------------------------------------------
(Decrease) Increase in Cash and Cash Equivalents                                              (255.6)        66.7        337.9

Cash and Cash Equivalents at Beginning of Year                                                 478.3        411.6         73.7
----------------------------------------------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                                                    $  222.7     $  478.3     $  411.6


Cash flow from discontinued operations in 1998 was $466.2 million of which $461.9 million was received from Octel.

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(millions)
                                                                       2000                       1999                      1998
                                                          Shares     Amount         Shares      Amount        Shares      Amount
-----------------------------------------------------------------------------------------------------------------------------------
Common Stock
   Balance at January 1                                     72.9      $72.9           72.7       $72.7          72.6       $72.6
   Exercise of stock options net of shares exchanged         0.1        0.1            0.2         0.2           0.1         0.1
-----------------------------------------------------------------------------------------------------------------------------------

   Balance at December 31                                   73.0       73.0           72.9        72.9          72.7        72.7

Additional Paid-In Capital
   Balance at January 1                                               132.0                      128.6                     123.4
   Exercise of stock options net of shares exchanged                    1.6                        3.0                       1.1
   Tax benefits of early disposition of stock by optionees              0.2                        0.8                       0.9
   Restricted stock activity                                            1.0                        1.3                       3.2
   Employee stock plan activity                                        (2.3)                      (1.7)                       --
-----------------------------------------------------------------------------------------------------------------------------------

   Balance at December 31                                             132.5                      132.0                     128.6

Retained Earnings
   Balance at January 1                                             1,769.2                    1,657.1                   1,912.5
   Net income                                                         127.0                      139.6                      89.0
   Dividends                                                          (16.6)                     (18.3)                    (23.6)
   Spin-off of Octel                                                     --                         --                    (320.8)
   Other                                                                 --                       (9.2)                        --
   Balance at December 31                                           1,879.6                    1,769.2                   1,657.1
-----------------------------------------------------------------------------------------------------------------------------------

Treasury Stock
   Balance at January 1                                    (18.4)    (923.5)         (14.3)     (771.2)        (13.6)     (745.6)
   Shares repurchased                                       (4.5)    (135.1)          (4.2)     (158.7)         (0.7)      (28.5)
   Employee stock plan activity                              0.2        6.3            0.1         6.4            --         2.9
   Balance at December 31                                  (22.7)  (1,052.3)         (18.4)     (923.5)        (14.3)     (771.2)
-----------------------------------------------------------------------------------------------------------------------------------

Accumulated Other Comprehensive Income (Loss)
   Cumulative Translation Adjustment
     Balance at January 1                                             (55.5)                     (30.1)                    (52.9)
     Translation adjustment                                           (26.4)                     (34.6)                     (6.2)
     Other                                                             (0.1)                       9.2                        --
     Spin-off of Octel                                                   --                         --                      29.0
     Balance at December 31                                           (82.0)                     (55.5)                    (30.1)
-----------------------------------------------------------------------------------------------------------------------------------

   Minimum Pension Liability
     Balance at January 1                                              (1.0)                      (2.8)                     (2.6)
     Minimum pension liability adjustment                              (0.1)                       1.8                      (0.2)
     Balance at December 31                                            (1.1)                      (1.0)                     (2.8)

   Total Balance at December 31                                       (83.1)                     (56.5)                    (32.9)

Total Stockholders' Equity                                  50.3     $949.7           54.5      $994.1          58.4    $1,054.3
-----------------------------------------------------------------------------------------------------------------------------------

Comprehensive Income
   Net income                                                        $127.0                     $139.6                     $89.0
   Translation adjustment                                             (26.4)                     (34.6)                     (6.2)
   Minimum pension liability adjustment                                (0.1)                       1.8                      (0.2)
   Total Comprehensive Income                                        $100.5                     $106.8                     $82.6
-----------------------------------------------------------------------------------------------------------------------------------


See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
(in millions, except as indicated)

Note 1: Summary of Significant Accounting Policies
Basis of Financial Statement Presentation
Continuing operations represent the specialty chemical operations of the Company. Reported as discontinued operations are the petroleum additives business (Octel), which was spun off to shareholders in May 1998; the Eastern European Trading business (Chemol), whose operations were concluded in 1998; the environmental services business, which was sold in January 1999; and the furfural and derivatives business, which was sold in June 1999. During 2000, the Company sold 43.4% of its ownership in OSCA, Inc. (OSCA), a wholly owned subsidiary (Energy Services and Products business unit) through an initial public offering. OSCA continues to be included in the consolidated financial position and results of operations due to the Company's ability to exert significant influence over OSCA as a result of its continuing ownership and voting interest.

Nature of Operations
The Company is a diversified specialty chemical company. Primary manufacturing operations are located in the United States and Europe. The Company manages its business and reports segmental information based on the nature of its products and services. The Company's segments are Polymer Additives, Performance Chemicals, Water Treatment and Energy Services and Products. The Company's products are sold globally. The principal markets include: computer and business equipment, consumer electronics, data processing, construction materials, telecommunications, pharmaceuticals and pool and spa dealers and distributors. Further information on the Company's segments is included in this annual report on pages 14 through 17 and in Note 15 to the consolidated financial statements.

Principles of Consolidation
The consolidated financial statements include all significant majority-owned subsidiaries of the Company. All material intercompany accounts and transactions are eliminated in consolidation.

Investments
Investments in less than majority-owned companies in which the Company has the ability to exercise significant influence over operating and financial policies of the investees are accounted for by the equity method, which is cost, plus equity in their undistributed earnings since acquisition. All other investments are carried at their fair values or at cost, as appropriate.

Use of Estimates
The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications
Certain prior period amounts have been reclassified to conform with the current year's presentation. As prescribed in EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," the Company began reclassifying shipping and handling costs from a component of net sales to cost of products sold in the fourth quarter of 2000. This change required a restatement of net sales and cost of products sold amounts for all periods presented.

Revenue Recognition
Revenue from sales of products, which includes amounts billed to customers for shipping and handling costs, is recognized at the time title passes to the customer, which is generally upon shipment. Revenue from services is recognized when the services are provided to the customer.

Shipping and Handling Costs
Shipping and handling costs, including certain warehousing costs, are included in cost of products sold.

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

Goodwill
Goodwill, the excess of investment over net assets of subsidiaries acquired, is amortized over periods of 8 to 40 years using the straight-line method. As of December 31, 2000 and 1999, accumulated amortization was $31.0 million and $22.5 million, respectively.

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

Income Taxes
Current income taxes are provided on income reported for financial statement purposes adjusted for transactions that do not enter into the computation of income taxes payable. Deferred income tax liabilities and assets are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. Income taxes are provided on the portion of the income of foreign affiliates that is expected to be remitted to the parent company and be taxable. Unremitted earnings of foreign affiliates where income taxes have not been provided are immaterial.

Treasury Stock
Shares of common stock repurchased under the Company's stock repurchase plans are recorded at cost as treasury stock. When the treasury shares are reissued, the Company uses a weighted-average method for determining cost. The difference between the cost of the shares and the reissuance price is included in additional paid-in capital.

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

Foreign Currency Translation
--------------------------------------------------------------------------------

Assets and liabilities of most foreign operations are translated at exchange rates in effect at the balance sheet date, and the income statements are translated at the average monthly exchange rates for the period. Translation gains and losses are recorded as a component of accumulated other comprehensive income in stockholders' equity until the foreign entity is sold or liquidated.

Derivative Financial Instruments
The Company uses various derivative instruments including swaps, forward contracts and options to manage certain foreign currency and interest rate exposures. These instruments are entered into under the Company's corporate financial risk management policy to manage market risk exposures and are not used for trading purposes. Management routinely reviews the effectiveness of the use of derivative instruments.

Derivatives used for hedging purposes must be designated as, and effective as, a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in the market value of the derivative contract must be highly correlated with changes in the market value of the underlying hedged item at inception of the hedge and over the life of the hedge contract. Any derivative instrument designated but no longer effective as a hedge or initially not effective as a hedge would be reported at market value and the related gains and losses would be recognized in earnings.

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

The Company classifies its derivative financial instruments as held or issued for purposes other than trading. Prepaid option premiums are recorded in the balance sheet as other assets. Gains and losses on hedges of existing assets and liabilities are included in other income or other expenses. Gains and losses from hedges of anticipated transactions are classified in the income statement consistent with the accounting treatment of the items being hedged.

New Accounting Standards
In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which is required to be adopted in years beginning after June 15, 2000. The Company adopted the new Statement effective January 1, 2001. The Statement will require the Company to recognize all derivatives on the balance sheet at fair value. Derivatives that are not hedges must be adjusted to fair value through income. If the derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives will either be offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be immediately recognized in earnings.

Based on the Company's derivative positions at January 1, 2001, the effect of the adoption of this Statement had an immaterial impact on the results of operations and other comprehensive income at January 1, 2001. Because the Statement allows certain foreign currency transactions to be accounted for as hedges for financial reporting purposes that were not previously treated as hedges, the Company may change its policies toward the management of certain foreign currency exposures. Any changes that may occur would be to further reduce the Company's exposure to foreign currency risks.

In December 1999, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB
101) and amended it in March and June 2000 with respect to the effective dates. The Company has evaluated the provisions of SAB 101 and determined it did not have a material effect on the Company's financial position or results of operations.

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

Note 2: Special Charges
During the second quarter of 2000, the Company announced cost reduction initiatives to further streamline operations, strengthen the Company's competitive position and continue to provide a strong platform for future growth. To accomplish these actions, the Company prepared a formal repositioning plan, which was approved by the Board of Directors on June 23, 2000. The major components of this repositioning plan included the consolidation of the Company's three antimony manufacturing operations, elimination of approximately 375 manufacturing and research and development positions, primarily in the Polymer Additives business unit, and impairment or disposal of certain underperforming and nonstrategic assets. The asset impairments related to four Polymer Additives manufacturing locations, including sites in Europe and the United States, and six Performance Chemicals locations, including sites in the United States, United Kingdom and Germany. The special charges related to this repositioning plan totaled $66.4 million, $49.5 million after income taxes or $0.95 per share for 2000, and was recorded in the second quarter of 2000. The $66.4 million special charge consisted of $43.8 million for asset impairments, $16.4 million for severance costs and $6.2 million for plant closure and environmental costs. The Company expects to realize approximately $20 million in annual pre-tax savings as a result of this repositioning.

Net special charges for the year ended December 31, 2000 totaled $63.4 million. This reflects the $66.4 million charge recorded in the second quarter of 2000 offset by a reversal of $1.2 million related to a change in estimate in the 2000 special charge and certain reversals of the special charges taken in 1999 and 1998 totaling $1.8 million, as detailed below. The net effect of the special charge reversals after income taxes was $2.0 million or $0.04 per share. The net of the 2000 special charges and reversals are reflected in the 2000 consolidated statement of income as a separate component of operating income.

Details of the 2000 special charge by business unit and a reconciliation to the reserve balance at December 31, 2000 are as follows:

--------------------------------------------------------------------------------
                                                                       Reserve
                                      Amount                         Balance at
                                    of Charge     2000      2000    December 31,
Description                          in 2000    Activity  Reversals     2000
--------------------------------------------------------------------------------

Asset Impairment (non-cash):
   Polymer Additives                 $  29.4    $ (29.4)   $   --    $    --
   Performance Chemicals                14.4      (14.4)       --         --
--------------------------------------------------------------------------------

                                        43.8      (43.8)       --         --
Severance Costs:
   Polymer Additives                    11.2       (4.0)       --        7.2
   Performance Chemicals                 4.2       (3.3)       --        0.9
   Corporate                             1.0       (1.0)       --         --
                                        16.4       (8.3)       --        8.1
--------------------------------------------------------------------------------
Plant Closure and Environmental:
   Polymer Additives                     6.2       (0.1)     (1.2)       4.9
                                     $  66.4    $ (52.2)   $ (1.2)   $  13.0
--------------------------------------------------------------------------------

Asset impairment losses in Polymer Additives relate to the consolidation of the Company's three antimony manufacturing operations and the impairment or disposal of certain underperforming and nonstrategic assets in Europe and the closure of a brine pond operation in Newell, Arkansas. The asset impairment charge in Performance Chemicals includes the impairment or disposal of underperforming assets at six sites, including three sites in the United Kingdom, two sites in the United States and one site in Germany. These impairment losses adjusted the carrying value of these assets to fair value. Fair value was determined using either discounted cash flow or appraised values, as appropriate. Any impaired assets held for disposal were written down to fair value less costs related to the assets' disposition. The adjusted carrying value of the assets is being depreciated over the remaining lives of the assets.

Severance costs include the cost of separation payments to certain employees who have been or will be terminated. These costs have either been negotiated individually with the employee or are based upon the provisions of statutory or contractual severance plans. The Company will be eliminating approximately 375 positions as a result of the 2000 actions. As of December 31, 2000, substantially all personnel subject to the repositioning plan have been terminated or have been given specific notice of termination dates. Notification to European employees has been made through their unions and workers' councils. The Polymer Additives severance costs relate to approximately 300 positions in 13 various locations, including seven locations in the United States; two locations in Italy; and one location each in the United Kingdom, Germany and Switzerland. The Performance Chemicals severance costs include costs to eliminate approximately 60 positions of which approximately half are in the United Kingdom with the remaining positions being eliminated in Germany and the United States. The Corporate component of the severance costs provided for the elimination of approximately 15 various corporate middle management positions in the United Kingdom, the United States and Switzerland.

The plant closure and environmental costs associated with the 2000 repositioning plan relate entirely to the Polymer Additives business unit. These charges include a $4.3 million charge for the closure of the brine pond in Newell, Arkansas, and $1.9 million related to dismantling costs incurred as part of the consolidation of the Company's three antimony manufacturing operations.

In the first quarter of 1998, the Board of Directors appointed a new chief executive officer, and over the following months a new senior management team was assembled. Beginning in the third quarter of 1998, the Company began work on a plan to fundamentally alter how the Company conducts business around the world and to improve operating income by repositioning the business to enhance competitiveness and productivity and increase responsiveness to customer needs. A formal repositioning plan to accomplish these goals was approved by the Board of Directors in 1998. In addition, in the fourth quarter of 1999, the Board of Directors took certain additional actions to further streamline the Polymer Additives business unit, to provide a more flexible data processing solution for the Company's manufacturing operations and to write down certain assets formerly used in the Energy Services and Products' Mexico environmental business. The plan was developed to increase the Company's focus on its core specialty chemicals businesses and to position these operations to achieve higher growth and profitability.

Accordingly, the Company recognized a special charge of $25.4 million, $16.5 million after income taxes or $0.29 per share, during 1999. Offsetting this charge were certain reversals of the special charges taken in 1998 totaling $7.2 million, $4.7 million after income taxes or $0.08 per share, as detailed below. The net of the 1999 special charges and reversals was reflected in the 1999 consolidated statement of income as a separate component of operating income.

Details of the 1999 special charge by business unit and a reconciliation to the reserve balance at December 31, 2000 are as follows:

------------------------------------------------------------------------------------------------------------------
                                                       Reserve                                          Reserve
                                       Amount       Balance at                                       Balance at
                                    of Charge     December 31,          2000             2000      December 31,
Description                           in 1999             1999      Activity        Reversals              2000
------------------------------------------------------------------------------------------------------------------
Asset Impairment (non-cash):
   Polymer Additives                    $10.8             $ --        $  --             $  --              $ --
   Energy Services and Products           1.8               --           --                --                --
   Corporate                             10.7               --           --                --                --
------------------------------------------------------------------------------------------------------------------
                                         23.3               --           --                --                --
Severance Costs:
   Polymer Additives                      1.2              1.0         (0.6)             (0.3)              0.1
   Corporate                              0.9              0.9         (0.2)             (0.4)              0.3
------------------------------------------------------------------------------------------------------------------
                                          2.1              1.9         (0.8)             (0.7)              0.4
------------------------------------------------------------------------------------------------------------------
                                        $25.4             $1.9        $(0.8)            $(0.7)             $0.4

Asset impairment losses in Polymer Additives related to the shutdown of certain unprofitable operating units and the replacement of certain lines with new technology primarily in the El Dorado, Arkansas, facility. The asset impairment charge in Energy Services and Products related to a write-down of certain fixed assets formerly used in the Mexico environmental business. Asset impairment losses in Corporate related to the write-off of certain components of the Company's data processing software that had no future use as a result of the Company's decision to provide for more flexibility in its manufacturing systems. The Company recorded an impairment loss to write down the carrying value of these assets to fair value. Fair value was determined using appraised values. The adjusted carrying value of the assets is being depreciated over the remaining lives of the assets.

Severance costs included the cost of separation payments to approximately 65 employees who were terminated. As of December 31, 2000, substantially all personnel involved have been terminated or have been given specific notice of termination dates. Notification to European employees was made through their unions and workers' councils. The Polymer Additives terminations related to a decision to consolidate research activities in the United States and Europe into two Technology Centers, one located in West Lafayette, Indiana, and the other in Bolgiano, Italy. Researchers in West Lafayette are now focused primarily on halogen and non-halogen-based flame retardant and performance additives and fluids technology. Those in Bolgiano are concentrated on polymer stabilizers. All European Technical Service and Applications capabilities were consolidated into a new Customer Technical Service and Applications Center in Geel, Belgium. European Polymer Additives customers now receive all the technical service and analytical support they need from a single location, which is located near 80% of the Company's European customers. The Corporate severance costs related primarily to information systems personnel. The reversal of $0.7 million in 2000 reflects a change in estimate of the remaining amount of severance costs for the 1999 actions, all of which are expected to be spent in 2001.

The 1998 portion of the repositioning plan affected the Polymer Additives, Performance Chemicals and Energy Services and Products business units and included both domestic and international operations primarily in France, Italy and the United Kingdom. The plan provided for improving manufacturing productivity; the closing of production units at four sites; and the consolidation of the U.S. flame retardant production. Additionally, there was consolidation of certain sales offices and research and development facilities. As a result of these actions, approximately 500 positions were eliminated.

Accordingly, the Company recognized a special charge of $116.5 million, $74.7 million after income taxes or $1.26 per share, during 1998. This special charge was reflected in the 1998 consolidated statement of income as a separate component of operating income. Of the $116.5 million, $48.3 million was recorded for actions taken in the third quarter of 1998 and another $52.7 million was recorded in the fourth quarter of 1998. Additionally, $15.5 million related to costs associated with the transition of the chief executive officer was recorded in the first quarter of 1998 and was included in the special charge.

Details of the 1998 special charge by business unit and a reconciliation to the reserve balance at December 31, 2000 are as follows:

----------------------------------------------------------------------------------------------------------------------------------
                                                                    Reserve                                              Reserve
                                                    Amount       Balance at                                           Balance at
                                                 of Charge     December 31,              2000             2000      December 31,
Description                                        in 1998             1999          Activity        Reversals              2000
----------------------------------------------------------------------------------------------------------------------------------
Asset Impairment (non-cash):
   Polymer Additives                                 $25.9            $  --            $   --            $  --              $ --
   Performance Chemicals                              12.7               --                --               --                --
   Energy Services and Products                        7.9               --                --               --                --
   Corporate                                          10.0               --                --               --                --
----------------------------------------------------------------------------------------------------------------------------------

                                                      56.5               --
Severance Costs:
   Polymer Additives                                  10.9              8.6              (7.0)              --               1.6
   Performance Chemicals                               3.3              0.9              (0.8)              --               0.1
   Energy Services and Products                        0.4               --                --               --                --
   Corporate                                           3.0              1.0              (1.0)              --                --
----------------------------------------------------------------------------------------------------------------------------------

                                                      17.6             10.5              (8.8)              --               1.7
Plant Closure and Environmental:
   Polymer Additives                                   3.2              2.9              (2.9)              --                --
   Performance Chemicals                               6.9              2.2              (1.6)            (0.4)              0.2
----------------------------------------------------------------------------------------------------------------------------------

                                                      10.1              5.1              (4.5)            (0.4)              0.2

Senior Management Transition (Corporate)              20.5              6.1              (3.0)              --               3.1
Lease Costs
   (Energy Services and Products)                      4.4              1.8              (0.8)            (0.7)              0.3
Other                                                  7.4               --                --               --                --
----------------------------------------------------------------------------------------------------------------------------------

                                                    $116.5            $23.5            $(17.1)           $(1.1)             $5.3
----------------------------------------------------------------------------------------------------------------------------------

Asset impairment losses related to the consolidation of certain product lines, primarily in the Polymer Additives business unit, where the Company had sufficient capacity to meet anticipated requirements, and to shut down certain unprofitable operating units. Approximately $41.4 million of the asset impairment loss related to assets that were to be held and used until the facility closures were completed; these facilities have now been closed. The balance of the asset impairment loss related primarily to certain components of the Company's data processing software that had no future use. The Company recorded an impairment loss to write down the carrying value of these assets to fair value. Fair value was determined using appraised values. The adjusted carrying value of the assets is being depreciated over the remaining lives of the assets. The reversal of $2.6 million in 1999 related to an Energy Services and Products calcium chloride production facility that was held for sale. In the fourth quarter of 1999, due to changing market conditions and a recognition of the need to ensure a reliable source of calcium chloride, the Company made the decision to continue utilizing the facility for the foreseeable future. This decision resulted in a change to the 1998 repositioning plan such that the calcium chloride plant was not sold or abandoned.

Severance costs included the cost of separation payments to certain employees who were terminated. These costs were negotiated individually with the employee, or were based upon the provisions of statutory or contractual severance plans. The Company eliminated approximately 500 positions as a result of the 1998 actions. While all areas of the Company were affected by the workforce reductions, the majority of the terminations occurred in manufacturing. The reversal of $0.6 million in 1999 occurred due to the costs associated with the termination of certain management positions being less than originally expected. The $1.7 million of remaining severance costs reserves relate primarily to Polymer Additives and are a result of timing of negotiations with the workers' councils in France. These negotiations are now complete, and the associated severance payments are expected to be completed in 2001.

The decision to abandon facilities resulted in closure costs, such as dismantling, decontamination and remediation. Spending related to these costs began after the facilities were closed. Due in part to increased volumes resulting from the NSC Technologies acquisition in 1999, the Company decided not to close a plant that was included in the repositioning plan in 1998. As a result, $4.2 million and $0.4 million of plant closure and environmental reserves were reversed in 1999 and 2000, respectively, primarily in the Performance Chemicals business unit.

Included in the senior management transition costs was $15.5 million for the change in chief executive officer. The reversal of $0.1 million in 1999 occurred due to the costs associated with the terminations of certain senior management positions being less than originally expected. The majority of the $3.1 million of remaining senior management transition costs relate to chief executive officer severance and transition costs, which will be substantially paid out by the end of 2001.

The lease component of the repositioning plan represents the remaining lease payments, net of sublease income, on one of the Energy Services and Products business unit's deepwater oil well service vessels. Payments under the lease agreement extend through 2001. The reversal of $0.7 million in 2000 was recorded to reflect a revised amount of remaining lease payments, net of sublease income on the lease, which terminates in March 2001.

In accordance with a plan approved by the Board of Directors in December 1997, the Company took a series of actions to restructure its Water Treatment business and eliminate under-performing assets. Details of the 1997 charge and a reconciliation to the reserve balance at December 31, 2000 are follows:

--------------------------------------------------------------------------------
                                        Reserve                      Reserve
                            Amount      Balance at                  Balance at
                         of Charge     December 31,     2000       December 31,
Description                in 1997        1999        Activity        2000
--------------------------------------------------------------------------------

Asset impairment
   (non-cash):             $  38.0       $   --        $   --        $   --
Severance costs                1.9          1.0          (0.7)          0.3
Other                          9.9          0.7          (0.1)          0.6
--------------------------------------------------------------------------------
                           $  49.8       $  1.7        $ (0.8)       $  0.9
--------------------------------------------------------------------------------

The asset impairment related primarily to the abandonment of a BCDMH manufacturing facility in Louisiana, a pharmaceutical intermediates production plant in South Arkansas, a pool chemicals plant in Germany and certain mineral leases.

Severance costs are for the involuntary termination of approximately 20 Water Treatment business unit employees. The original provision for Other included $5.0 million for the cost of exiting a European bromine joint venture and $2.5 million to terminate a facility lease. The remaining reserve of $0.9 million is expected to be fully utilized in 2001.

Note 3: Discontinued Operations
During 1997, the Board of Directors approved a plan to spin off Octel to the stockholders and to exit the furfural and derivatives business, Chemol and environmental services businesses. These operations are included in discontinued operations. The 1997 results include a special provision of $137 million net of income tax benefits of $49 million related to the estimated losses on divestitures and an income tax provision of $38 million related to the anticipated repatriation of Octel earnings. Reserves for the discontinued operations amounted to $2.2 million and $15.4 million at December 31, 2000 and 1999, respectively.

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

A portion of the Chemol business was sold during 1998, and essentially all remaining operations were concluded. The environmental services business was sold in January 1999. The furfural and derivatives business was sold in June 1999.

Summary statements of income and net assets for the discontinued operations are set forth below:

Summary Statement of Income

--------------------------------------------------------------------------------
Year Ended December 31                                        1998
--------------------------------------------------------------------------------

Net sales                                                   $351.7
Income before income taxes                                    48.6
Income taxes                                                  16.0
Income from operations
   (net of taxes)                                             32.6

Net income from
   discontinued operations                                  $ 32.6
--------------------------------------------------------------------------------

Summary Statement of Net Assets

--------------------------------------------------------------------------------
December 31                                                   1998
--------------------------------------------------------------------------------

Current assets                                              $147.5
Net plant and equipment                                       92.5
Goodwill and other assets                                     40.0
--------------------------------------------------------------------------------

Total assets                                                 280.0
Reserve for losses                                           145.4
Current liabilities                                           15.0
Other liabilities                                             17.1
Net assets                                                  $102.5
--------------------------------------------------------------------------------

Net assets (liabilities) of discontinued operations amounting to $1.1 million and $(5.2) million have been included in other assets on the consolidated balance sheets at December 31, 2000 and 1999, respectively.

Note 4: Acquisitions and Sale of Subsidiary Stock
Acquisitions
On July 14, 2000 the Company finalized its acquisition of Aqua Clear for approximately $40.7 million. Aqua Clear is a manufacturer and distributor of specialty pool chemical products and operates a manufacturing site in Watervliet, New York, and distribution sites in St. Louis, Missouri, and Waterford, New York, as well as sales and support networks throughout the United States and Canada.

The acquisition of Aqua Clear was accounted for using the purchase method of accounting with its results of operations included since the date of acquisition. Goodwill resulting from the acquisition amounted to approximately $32.5 million which is being amortized over 20 years. The allocation of the purchase price to the acquired assets and assumed liabilities, including goodwill, is preliminary since discussions are ongoing with the seller regarding potential purchase price adjustments.

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

The acquisition was accounted for using the purchase method of accounting with the results of NSC Technologies included since the date of acquisition. Goodwill resulting from the acquisition amounted to approximately $89 million, which is being amortized over 30 years.

On August 2, 1999, the Company completed the acquisition of PAD for $162 million in cash. PAD is a world leader in the production of phosphate ester flame retardants, flame retardant fluids and lubricant additives, as well as a leading supplier of specialty water treatment chemicals used in industrial applications and desalination. The transaction broadens the Polymer Additives business unit and more than doubles the industrial segment of the Water Treatment business unit.

The acquisition was accounted for using the purchase method of accounting with the results of PAD included since the date of acquisition. Goodwill resulting from the acquisition amounted to approximately $62 million, which is being amortized over 35 years. The allocation of the purchase price to the acquired assets and assumed liabilities, including goodwill, is preliminary since discussions are ongoing with the seller regarding potential purchase price adjustments.

Sale of Subsidiary Stock
Effective June 15, 2000, the Company sold 40% of its ownership in OSCA, Inc.
(OSCA), a wholly owned subsidiary (Energy Services and Products business unit) through an initial public offering. Net proceeds of approximately $79 million from the initial sale were paid to the Company by OSCA to satisfy indebtedness. The initial sale resulted in a $51.9 million non-taxable gain to the Company, which was recognized in the second quarter. Subsequently, on July 13, 2000 the over-allotment option granted to the underwriters was exercised and resulted in an additional $12 million of net proceeds. The over-allotment exercise resulted in an additional non-taxable gain to the Company of $8.5 million, which was recorded in the third quarter. The initial sale and the over-allotment option exercise resulted in the Company selling a total of 43.4% of its ownership interest in this subsidiary. OSCA continues to be included in consolidated financial position and results of operations due to the Company's ability to exert significant influence over OSCA as a result of its continuing ownership and voting interest.

Note 5: Cash and Cash Equivalents Cash and cash equivalents consist of the following:

--------------------------------------------------------------------------------
December 31                                  2000             1999
--------------------------------------------------------------------------------

Cash                                        $71.1            $85.4
Cash equivalents                            151.6            392.9
--------------------------------------------------------------------------------

                                           $222.7           $478.3
--------------------------------------------------------------------------------

Note 6: Inventories
The major components of inventories are as follows:

--------------------------------------------------------------------------------
December 31                                  2000             1999
--------------------------------------------------------------------------------

Finished products                        $  281.7           $227.9
Raw materials                                48.0             60.1
Supplies                                     34.7             28.8
--------------------------------------------------------------------------------

                                         $  364.4           $316.8
--------------------------------------------------------------------------------

Note 7: Plant and Equipment Plant and equipment consist of the following:

--------------------------------------------------------------------------------
December 31                                  2000             1999
--------------------------------------------------------------------------------

Land                                        $19.9            $18.2
Buildings                                   124.3            109.6
Equipment                                 1,253.3          1,150.3
Construction in progress                     79.0             79.3
--------------------------------------------------------------------------------

                                          1,476.5          1,357.4
Less allowances for depreciation,
   depletion and amortization              (725.6)          (605.6)
--------------------------------------------------------------------------------

                                         $  750.9           $751.8
--------------------------------------------------------------------------------

NOTE 8: DEBT
Long-term debt is summarized as follows:
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
December 31                                  2000             1999
-------------------------------------------------------------------------------

Notes payable                              $400.0            $401.0
Commercial paper                            229.7             455.8
Industrial development bonds                 12.3              12.3
Other                                        52.2              20.3
-------------------------------------------------------------------------------
                                            694.2             889.4
Less current portion                         (6.0)             (6.0)
                                           $688.2            $883.4
-------------------------------------------------------------------------------

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

The weighted average rate of interest on commercial paper borrowing was 6.1% at December 31, 2000. The interest rate on industrial development bonds was 4.3% at December 31, 2000. The bonds have maturities through 2025.

The Company has a $600 million revolving credit agreement with 12 banks that serves as a backup for the Company's commercial paper program, which expires in 2001. The agreement provides various interest rate options, including the banks' prime interest rate, and contains restrictive financial covenants, including an interest coverage ratio. The Company's commercial paper is rated A-1 by Standard and Poor's and P-1 by Moody's.

Commercial paper financing has been classified as a component of long-term debt since the Company intends to refinance these borrowings on a long-term basis either through continued commercial paper borrowings or utilization of available long-term credit facilities.

Long-term debt matures as follows: 2001, $6.0 million; 2002, $233.7 million; 2003, $33.9 million; 2004, $2.6 million; 2005, $2.8 million; and thereafter, $415.2 million.

During 2000, 1999 and 1998, interest costs were $53.8 million, $35.1 million and $31.2 million, respectively, which included interest capitalized as additional costs of plant and equipment of $1.7 million in 2000, $3.5 million in 1999 and $6.4 million in 1998. In these years, interest payments were $54.2 million, $22.2 million and $32.3 million, respectively.

NOTE 9: INCOME TAXES
The following is a summary of domestic and foreign income before income taxes, the components of the provisions for income taxes, a reconciliation of the United States federal income tax rate to the effective income tax rate and the components of deferred tax assets and liabilities.

Income Before Income Taxes:

-------------------------------------------------------------------------------
Year Ended December 31         2000          1999             1998
-------------------------------------------------------------------------------
Domestic                     $124.4        $112.7             $18.3
Foreign                        40.5          62.7              47.9
                             $164.9        $175.4             $66.2
-------------------------------------------------------------------------------

Provisions for Income Taxes:

-------------------------------------------------------------------------------
Year Ended December 31         2000          1999             1998
-------------------------------------------------------------------------------
Current:
   Federal                    $ 9.1         $(5.2)          $  6.5
   State                        5.0           1.7              4.9
   Foreign                      8.5          20.2             12.5
-------------------------------------------------------------------------------
                               22.6          16.7             23.9
Deferred:
   Domestic                     8.0          20.8            (20.5)
   Foreign                      7.3          (1.7)             6.4
-------------------------------------------------------------------------------
                               15.3          19.1            (14.1)
-------------------------------------------------------------------------------
                              $37.9         $35.8           $  9.8
-------------------------------------------------------------------------------

Effective Income Tax Rate Reconciliation:

-------------------------------------------------------------------------------
Year Ended December 31               2000          1999             1998
-------------------------------------------------------------------------------
U.S. federal income tax rate         35.0%         35.0%             35.0%
Change resulting from:
   State income tax                   2.0           0.6               4.8
   Depletion                         (1.2)         (0.9)             (3.3)
   Foreign sales corporation         (1.5)         (1.8)             (4.8)
   Tax exempt interest               (0.5)         (0.5)             (1.7)
   Dividends received deduction      (0.3)         (1.3)             (3.3)
   Low income housing credit         (1.9)         (1.6)             (3.2)
   International operations          (0.4)         (2.4)             (8.6)
   Gain on sale of
     subsidiary stock               (12.6)           --                --
   Special charge
     rate differential                 --            --               2.7
   Stock redemption -
     Huntsman                        (0.5)         (1.3)               --
   Release of previously
     provided tax provisions           --          (7.2)               --
   Change in
     valuation allowance              2.9           1.3               3.1
   Other                              2.0           0.5              (5.9)
Effective income tax rate            23.0%         20.4%             14.8%
-------------------------------------------------------------------------------

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Components of Deferred Tax Assets and Liabilities:

-------------------------------------------------------------------------------
December 31                                  2000              1999
-------------------------------------------------------------------------------

Deferred tax assets
   Accrued expenses                          $7.7             $ 7.4
   Special charges                            5.7               9.1
   Tax credit carryforwards                  16.1              11.0
   Net operating loss carryforwards          14.6               7.5
   Other                                     24.3              16.9
-------------------------------------------------------------------------------
Deferred tax assets                          68.4              51.9
   Valuation allowance                      (12.2)             (7.5)
-------------------------------------------------------------------------------
Deferred tax assets, net of
  valuation allowance                       $56.2             $44.4

Deferred tax liabilities
   Depreciation                             $64.4             $47.9
   Other                                     27.1              22.2
-------------------------------------------------------------------------------
Deferred tax liabilities                    $91.5             $70.1

Net deferred tax liabilities                $35.3             $25.7
-------------------------------------------------------------------------------

As of December 31, 2000, the Company had tax credit carryforwards of $16.1 million available. Of this amount, $2.2 million expire in 2003; $6.2 million expire in 2004; $3.2 million expire in 2005; and the remaining $4.5 million have no expiration dates. At December 31, 2000, certain foreign subsidiaries of the Company had net operating losses of $36.5 million. These carryforwards will be available for the reduction of future taxable income of these subsidiaries. A valuation allowance of $12.2 million has been recorded against the portion of these net operating loss carryforwards for which utilization is uncertain.

Cash payments for income taxes were $11.2 million, $24.0 million and $109.0 million in 2000, 1999 and 1998, respectively.

NOTE 10: STOCKHOLDERS' EQUITY
The Board of Directors has authorized the Company to purchase shares of the Company's common stock in the open market or in privately negotiated transactions. Pursuant to these authorizations, the Company purchased approximately 4.5 million shares during 2000 at an average price of $30.00. A total of 2.9 million shares remain available under existing Board authorizations.

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

The Rights become exercisable and transferable apart from the common stock if a person becomes the beneficial owner of, or offers to acquire, 15% or more of the Company's outstanding common stock or if the Board declares a 10%-or-more stockholder an "Adverse Person" based on certain criteria set forth in the Plan. After a person becomes the beneficial owner of 15% or more of the Company's outstanding common stock or is declared an Adverse Person (each such event is referred to as a "triggering event"), each Right would entitle the holder, except the acquiring person or Adverse Person, to purchase, at the Right's then-current exercise price, the number of Great Lakes common shares having a market value equal to twice the Right's exercise price.

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

NOTE 11: EARNINGS PER SHARE
Basic earnings per share is based on the weighted-average number of common shares outstanding during the period, while diluted earnings per share includes the effect of options and restricted stock that were dilutive and outstanding during the period. The computation of basic and diluted earnings per share is determined using net income or loss as reported as the numerator, and the number of shares included in the denominator is calculated as follows:

-------------------------------------------------------------------------------
Year Ended December 31         2000          1999             1998
-------------------------------------------------------------------------------

Denominator for basic
   earnings per share
   (weighted-average shares)   52.4          57.8             59.0
Effect of dilutive securities   0.1           0.2              0.2
Denominator for diluted
   earnings per share          52.5          58.0             59.2
-------------------------------------------------------------------------------

Options to purchase shares of common stock of 3.1 million in 2000, 1.6 million in 1999 and 1.4 million in 1998 were outstanding, but were excluded from the computation of diluted earnings per share, because the exercise prices were greater than the average market price of the common shares during those years, and therefore the effect would have been antidilutive.

NOTE 12: STOCK COMPENSATION PLANS
The Company has three plans that provide for the granting of stock awards to officers and key employees. The 1998 and the 1993 Stock Compensation Plans have stock awards available for grant; the third plan has options exercisable as of December 31, 2000. The Company is authorized to grant options for up to 4.5 million shares under the plans, of which 2.6 million have been granted. Options under the plans have been granted at the market value at the date of grant, become exercisable over periods of one to five years and expire 10 years from the date of grant.

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

The status of the Company's stock options is summarized below:

-------------------------------------------------------------------------------
                                                              Weighted
                                     Shares Under             Average
                                           Option             Exercise Price
-------------------------------------------------------------------------------
Outstanding at January 1, 1998                1.9             $52.79
Granted                                       1.3              43.46
Exercised                                    (0.2)             22.05
Terminated                                   (0.6)             57.02
Adjustment for Octel spin-off                 0.3              --
-------------------------------------------------------------------------------
Outstanding at December 31, 1998              2.7              43.57
Granted                                       0.8              40.29
Exercised                                    (0.2)             22.01
Terminated                                   (0.2)             44.99
-------------------------------------------------------------------------------
Outstanding at December 31, 1999              3.1              43.96
Granted                                       0.8              30.15
Exercised                                    (0.1)             23.10
Terminated                                   (0.5)             40.67
-------------------------------------------------------------------------------
Outstanding at December 31, 2000              3.3             $41.72

Currently Exercisable                         1.9             $46.30
-------------------------------------------------------------------------------

Concurrent with the May 1998 spin-off of Octel, the number of options outstanding was increased by 14% or 0.3 million shares and grant prices were reduced by approximately 14% to maintain the total value of the options at pre-spin-off levels.

During 2000 and 1999 the Company awarded restricted stock totaling 0.014 million and 0.1 million shares, respectively, to directors and other key employees. These awards become exercisable over a period of 1 to 24 years. The Company recognizes compensation expense consistent with the vesting of each award. The compensation expense incurred in 2000 and 1999 related to these awards totaled $1.0 million and $1.3 million, respectively.

The following table summarizes information concerning outstanding and exercisable options at December 31, 2000:

-------------------------------------------------------------------------------
Range of
   Exercise Prices       $27.00-$35.99       $36.00-$50.99     $51.00-$68.99
-------------------------------------------------------------------------------

Options outstanding:
Weighted-average
   remaining
   contractual life           9.6 yrs.            7.3 yrs.          4.7 yrs.
Weighted-average
   exercise price               $31.97              $41.45            $61.85
Number                             1.0                 1.8               0.5
Options exercisable:
Weighted-average
   exercise price               $35.63              $40.52            $61.85
Number                             0.2                 1.1               0.6
-------------------------------------------------------------------------------
The Company accounts for stock compensation costs in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized for its fixed stock option plans. The following table sets forth pro forma information as if compensation cost had been determined based on the fair value at the grant date for awards under the Company's stock plans consistent with the requirements of SFAS No. 123, "Accounting for Stock-Based Compensation." For the purposes of the pro forma disclosure, the estimated compensation costs are amortized to expense over the options' vesting period, principally three years.

-------------------------------------------------------------------------------
December 31                    2000          1999             1998
-------------------------------------------------------------------------------
Weighted-average fair value
   per share of options
   granted during the year(1)      $11.67        $14.36             $13.96
Net income from
   continuing operations:
   As reported                      127.0         139.6               56.4
   Pro forma                        123.2         132.8               47.6
Diluted earnings per share:
   As reported                       2.42          2.41               0.95
   Pro forma                         2.35          2.30               0.81
Assumptions:
   Expected volatility               28.3%         27.7%              23.9%
   Expected life in years             6.5           6.5                6.5
   Risk free interest rate            6.7%          4.9%               5.5%
   Dividend yield                     1.1%          0.8%               0.9%
-------------------------------------------------------------------------------

(1) On date of grant using the Black-Scholes option pricing model.


NOTE 13: RETIREMENT PLANS
The Company sponsors various defined benefit pension plans. The following table provides a progression of the plans' benefit obligations and fair value of plan assets for 2000 and 1999, and reconciles the funded status to the amounts recognized in the balance sheets for those years.

-------------------------------------------------------------------------------
                                             2000             1999
-------------------------------------------------------------------------------
Change in benefit obligation:
   Benefit obligation at beginning
    of year                                $148.0             $156.8
   Service cost                               8.2                9.2
   Interest cost                             11.0               10.2
   Plan participants' contributions           1.2                0.7
   Amendments and terminations                 --                1.5
   Net actuarial loss/(gain)                 (0.3)             (22.4)
   FAS 88 gain                                 --               (1.7)
   Benefits paid                             (5.6)              (5.1)
   Acquisitions                              37.2             --
   Foreign currency translation
    loss/(gain)                              (2.9)              (1.2)
   Benefit obligation at end of year       $196.8             $148.0
-------------------------------------------------------------------------------
Change in fair value of plan assets:
   Fair value of plan assets at
     beginning of year                     $155.5             $129.3
   Actual return on plan assets              30.1               25.8
   Employer contributions                     3.5                6.2
   Benefits and expenses paid                (5.9)              (5.6)
   Amendments                                  --             --
   Acquisitions                              55.0             --
   Foreign currency translation
    (loss)/gain                              (1.1)              (0.2)
   Fair value of plan assets at
    end of year                            $237.1             $155.5
-------------------------------------------------------------------------------
Reconciliation of funded status to
 amounts recognized in the balance sheets:
   Funded status                           $ 40.3             $  7.5
   Unrecognized prior service cost            0.2                2.1
   Unrecognized transition obligation         0.5                0.7
   Unrecognized net actuarial loss/(gain)   (40.9)             (24.6)
   Prepaid (accrued) benefit cost          $  0.1             $(14.3)
-------------------------------------------------------------------------------
Amounts recognized in the balance
 sheets consist of:
   Prepaid benefit costs                   $  8.6             $  1.8
   Accrued benefit liability                (11.0)             (19.1)
   Intangible asset                           0.9                1.5
   Accumulated other comprehensive income     1.6                1.5
   Prepaid (accrued) benefit cost          $  0.1             $(14.3)
-------------------------------------------------------------------------------
Weighted average assumptions at the end of 2000 and 1999:
Discount rates                               6.5% to 8.0%
Expected return on plan assets               7.0% to 9.0%
Rates of compensation increases              4.0% to 4.5%
-------------------------------------------------------------------------------

The components of net periodic benefit costs are as follows:

-------------------------------------------------------------------------------
                                         2000          1999             1998
-------------------------------------------------------------------------------

Service cost                            $  8.2        $  9.2           $  6.7
Interest cost                             11.0          10.2              9.1
Expected return on plan assets           (13.3)        (11.4)           (11.6)
Amortization of prior service cost         0.1           0.2              0.2
Amortization of transition obligation      0.2           0.2              0.2
Recognized net actuarial loss            --              1.3              0.1
Termination benefits                     --              0.1              1.4
Net periodic benefit cost               $  6.2        $  9.8           $  6.1
-------------------------------------------------------------------------------

Amounts applicable to the Company's pension plans with accumulated benefit obligations in excess of plan assets are as follows:
-------------------------------------------------------------------------------
                                             2000             1999
-------------------------------------------------------------------------------

Projected benefit obligation                $12.5             $11.5
Accumulated benefit obligation               11.1             10.3
Fair value of plan assets                      --            --
-------------------------------------------------------------------------------
The Company provides no significant postretirement benefits other than pensions.

NOTE 14: RESEARCH AND DEVELOPMENT EXPENSES
Research and development expenses were approximately $39.5 million, $45.7 million and $42.3 million in 2000, 1999 and 1998, respectively.

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

The Polymer Additives segment produces brominated, non-halogen, intumescent and antimony-based flame retardants; UV and antioxidant stabilizers; and impact modifiers. The segment serves manufacturers in the following industries: electrical and electronic; construction; automotive; and furnishings.

The Performance Chemicals segment produces chemicals to exact specifications or to meet specific applications requirements. The product offering is characterized by technology-based product solutions that benefit specific customers. The businesses included in the segment are: fine chemicals for pharmaceutical and life sciences companies; fluorine chemicals for use in fire suppression systems, refrigerants and medical and pharmaceutical products; brominated intermediates; and agricultural products and toxicological testing services for chemical, pharmaceutical and food additive producers.

The Water Treatment segment is a producer of water treatment chemicals for the recreational swimming pool and spa water treatment industry. These products are sold to pool and spa dealers, distributors and mass market retailers. The Water Treatment segment also produces specialty biocides for use in cooling tower water treatment; wastewater treatment; pulp and paper production; and desalination products.

The Energy Services and Products segment provides specialized oil and gas well completion fluids, completion services and downhole completion tools to major oil companies and independent exploration and production companies, primarily in the Gulf of Mexico and select international markets.

The Company evaluates business unit performance and allocates resources based on operating income, which represents net sales less cost of products sold and selling, general and administrative expenses. Each of the Company's segments uses bromine as a raw material in their production processes. Bromine is transferred at cost to all business segments, except Energy Services and Products. Their cost is based upon a bromine supply agreement. In addition, assets used in the production of bromine are allocated to each business unit based on the percentage of production consumed, except for Energy Services and Products, which does not receive an allocation. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

Corporate includes the corporate offices and the discontinued operations. Segment assets include primarily accounts receivable, inventory, net plant and equipment and other miscellaneous assets. Assets included in Corporate principally are cash and cash equivalents; insurance receivables; deferred income taxes; certain investments and other assets; and certain unallocated plant and equipment, including the Company's ERP software systems. Geographic sales information is reported based on the location that invoices the external customer. Geographic long-lived assets are grouped by the location of the reporting country. Inter-segment sales are insignificant and are eliminated in consolidation.

-------------------------------------------------------------------------------
Year Ended December 31                     2000        1999       1998
-------------------------------------------------------------------------------

Net Sales by Segment
   to External Customers:
   Polymer Additives                   $  690.1    $  632.1    $  599.1
   Performance Chemicals                  369.3       354.9       323.7
   Water Treatment                        474.5       418.1       396.3
   Energy Services
     and Products                         131.9        95.2       115.7
-------------------------------------------------------------------------------
   Total sales of
     reportable segments                1,665.8     1,500.3     1,434.8
   Corporate                                4.7        --           0.9
                                       $1,670.5    $1,500.3    $1,435.7
-------------------------------------------------------------------------------
Segment Profit:
   Polymer Additives                   $   52.4    $   78.0    $   78.9
   Performance Chemicals                   90.8        78.7        70.2
   Water Treatment                         85.0        73.1        54.5
   Energy Services
     and Products                          12.5        (8.5)       11.0
-------------------------------------------------------------------------------
   Total profits of
     reportable segments                  240.7       221.3       214.6
   Corporate                              (37.1)      (41.0)      (24.2)
   Special charges                        (63.4)      (18.2)     (116.5)
   Operating income                       140.2       162.1        73.9
-------------------------------------------------------------------------------
Gain on sale of subsidiary stock           60.4          --          --
Interest and other income                  37.1        44.3        37.0
Interest and other expenses                72.8        31.0        44.7
Income before income taxes             $  164.9    $  175.4    $   66.2
-------------------------------------------------------------------------------
Depreciation Expense:
   Polymer Additives                   $   35.5    $   34.7    $   37.9
   Performance Chemicals                   18.7        19.1        20.8
   Water Treatment                         13.3        10.5         9.1
   Energy Services
     and Products                           7.9         9.7         8.7
   Corporate                               12.5         6.8         2.1
                                       $   87.9    $   80.8    $   78.6
-------------------------------------------------------------------------------
Segment Assets:
   Polymer Additives                   $  813.3    $  782.6    $  664.3
   Performance Chemicals                  439.2       436.1       302.4
   Water Treatment                        396.1       303.3       227.7
   Energy Services
     and Products                         122.1       131.1       147.3
   Corporate                              362.6       613.1       560.4
   Net assets of
     discontinued operations                1.1        (5.2)      102.5
-------------------------------------------------------------------------------
                                       $2,134.4    $2,261.0    $2,004.6

-------------------------------------------------------------------------------
Year Ended December 31       2000          1999             1998
-------------------------------------------------------------------------------
Investment in Equity
   Method Investees:
   Polymer Additives       $   19.9      $   18.1        $   10.7
Expenditures for
   Long-lived Assets:
   Polymer Additives       $   62.2      $   40.7        $   52.0
   Performance Chemicals       41.7          29.0            29.4
   Water Treatment             17.4          13.1            11.1
   Energy Services
     and Products               6.2          13.1            28.7
   Corporate                   29.5          23.1            39.4

                           $  157.0      $  119.0        $  160.6
-------------------------------------------------------------------------------
Geographic Information
Net Sales to
   External Customers:
   United States           $1,037.4      $  916.8        $  907.0
   United Kingdom             228.2         152.7           322.4
   Switzerland                152.8         135.1         --
   Other foreign              252.1         295.7           206.3

                           $1,670.5      $1,500.3        $1,435.7
-------------------------------------------------------------------------------
Long-lived Assets:
   United States           $  774.4      $  740.5        $  644.9
   United Kingdom             136.0         123.7            78.0
   Other foreign              174.9         189.6           162.5
-------------------------------------------------------------------------------

                           $1,085.3      $1,053.8        $  885.4
-------------------------------------------------------------------------------

NOTE 16: INVESTMENT IN AND ADVANCES TO UNCONSOLIDATED AFFILIATES
As of December 31, 2000, the Company's investment in unconsolidated affiliates consists mainly of a 50% interest in Tetrabrom Technologies, Ltd., an Israeli manufacturer of tetrabromobisphenol-A. At December 31, 1999, the Company also had a preferred stock interest in Huntsman Chemical Corporation (HCC) consisting of 14,675 shares of series A cumulative preferred stock with an annual dividend rate of 14%. During 1999 the Company sold 44,025 shares of the HCC preferred stock and in 2000 sold its remaining interest. As a result of these sales, the Company recognized before-tax gains of approximately $3 million and $9 million in 2000 and 1999, respectively. Preferred stock dividends from HCC amounted to $0.3 million, $7 million and $8 million in 2000, 1999 and 1998, respectively. The Company is also a limited partner in certain low-income housing investments that generate benefits in the form of tax credits.

The Company's equity in earnings (loss) of unconsolidated affiliates was $5.7 million, $1.0 million and $(0.2) million for 2000, 1999 and 1998, respectively.

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

It is the Company's policy to enter into foreign currency hedging transactions only to the extent considered necessary to achieve the objectives stated above. The Company does not enter into foreign currency transactions for trading purposes.

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

Gains and losses arising from the use of such instruments, except those considered to be hedges of long-term investments, are recorded in the income statement concurrently with gains and losses arising from the underlying hedged transactions. The impact of currency forwards and options used for foreign exchange risk management on pretax income in 2000, 1999 and 1998 was a net
(loss) gain of approximately $(1.6) million, $(0.7) million and $0.9 million, respectively.

Interest Rate Risk Management
The Company utilizes a number of methods to provide both long-term and short-term financing for its operations. The Company has historically relied on a floating rate commercial paper program for ongoing working capital and, more recently, issued $400 million of 7% fixed rate notes due July 15, 2009.

The Company employs certain hedging instruments to minimize its exposure to changes in interest rates. The notional amount of interest swap agreements was $0 and $200 million at December 31, 2000 and 1999, respectively. In 2000, the Company terminated its swap arrangement and as a result recognized a $2.9 million gain, which is being amortized over the remaining term of the underlying 7% fixed rate notes that are due July 15, 2009. The Company has also utilized other interest rate derivative instruments to manage its exposure to interest rate changes; however, there were no positions outstanding at either December 31, 2000 or 1999 related to these activities.

Gains and losses arising from the use of such interest rate hedging instruments are recorded in the income statement concurrently with gains and losses arising from the underlying transactions. The impact on pretax income of interest rate risk management activities was a net gain of approximately $0.4 million, $4.0 million and $0 for 2000, 1999 and 1998, respectively.

Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and cash equivalents; accounts and notes receivable; accounts payable; and accrued expenses, the stated values approximate fair value due to their short-term nature. Consequently, such financial instruments are not included in the following table that provides information about the stated values and estimated fair values of other financial instruments, both on and off the balance sheets:

------------------------------------------------------------------------------------------------------------------------------------
                                                      2000                                           1999
                               Notional Amount   Carrying Amount   Fair Value   Notional Amount  Carrying Amount      Fair Value
------------------------------------------------------------------------------------------------------------------------------------
Long-term debt
   including current portion       $  --            $694.0           $691.0       $   --             $889.4            $870.9
Interest rate swap agreements         --                --               --        200.0                 --              (8.4)
Foreign currency options and
   forward contracts                92.0               0.4              0.4         23.2               (1.0)             (1.0)
Foreign currency
   swap contracts                   38.9               7.7              7.7         46.8                6.7               6.7
-----------------------------------------------------------------------------------------------------------------------------------

The estimated fair value of long-term debt is based primarily on quoted market prices for the same or similar issues. The fair values of option, forward exchange and swap contracts are based on quoted market prices of comparable instruments.

Concentrations of Credit Risk
The Company sells a broad range of products to a diverse group of customers operating throughout the world. These industries generally are not significantly affected by changes in economic or other factors. Credit limits, ongoing credit evaluation and account monitoring procedures are utilized to minimize the risk of loss. Collateral is generally not required. Counterparties to the currency and interest rate swap agreements are major financial institutions. Credit losses from counterparty nonperformance are not anticipated.

NOTE 18: COMMITMENTS AND CONTINGENCIES
The Company has various purchase commitments for raw materials, supplies and plant and equipment incident to the ordinary conduct of business. None of the raw material and supply commitments represents an unconditional purchase obligation. In the aggregate, such commitments are not at prices in excess of current market. At December 31, 2000, the Company had committed approximately $89.1 million to complete capital projects.

The Company has various operating leases primarily for the use of office space, computer equipment and services and marine service vessels. Future minimum lease payments under these non-cancelable operating leases totaled $73.9 million at December 31, 2000, due as follows: 2001 - $16.2 million; 2002 - $13.0 million; 2003 - $11.0 million; 2004 - $6.5 million; 2005 - $5.5 million; and $21.7 million, thereafter.

Rent expense for all operating leases amounted to $20.1 million, $19.8 million and $24.1 million for 2000, 1999 and 1998, respectively.

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

The Company has been cooperating with the United States Department of Justice
(DOJ) and the European Commission since the spring of 1998 in their respective investigations of the bromine and brominated products industry. Both investigations were initiated after the Company self-reported to those agencies certain business practices that raised questions under antitrust laws. As a result of the Company's cooperation, the Company and its current directors and employees have been accepted into the DOJ's amnesty program. As a result, the Company will be exempt from United States federal criminal prosecution and fines relating to the practices in question if the Company complies with certain conditions, including its full cooperation with the DOJ's investigation and policy regarding reasonable remedial efforts. Concurrently, the Company is seeking favorable treatment under a program in the European Union that also rewards self-reporting and cooperation.

The Company believes it has fully complied with all applicable conditions to date and has continued to cooperate with the DOJ in connection with certain follow-up matters arising out of the investigation, all of which are covered by the Company's acceptance into the amnesty program. The Company intends to continue full compliance with the DOJ and European Union programs.

Participation in the above programs does not provide the Company with immunity from civil liability, including restitution claims. To date, 10 federal purported class action lawsuits and five California purported class actions have been filed against the Company, each claiming treble damages. These suits claim, among other things, that the Company conspired with others in violation of antitrust laws regarding the pricing of bromine and brominated products. The federal lawsuits have been consolidated in the District Court for the Southern District of Indiana. The plaintiffs have filed a motion to certify a class of purchasers of three particular brominated products, and the Company has opposed the motion. A ruling on the class certification is expected later this year. The California cases have been stayed pending resolution of the federal cases.

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

Environmental remediation costs that relate to current operations are expensed or capitalized as appropriate. Costs that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments are made or remedial efforts are probable and the costs can be reasonably estimated.

Environmental liabilities and litigation accruals of approximately $9.3 million and $14.0 million have been reflected as accrued expenses in the Company's consolidated balance sheet at December 31, 2000 and 1999, respectively.

While it is not possible to predict or determine the outcome of actions brought against the Company or the ultimate cost of environmental matters, the Company believes that the costs associated with all such matters will not have a material adverse effect on its consolidated financial position or consolidated results of operations.

QUARTERLY RESULTS OF OPERATIONS (unaudited)

(millions, except per share data)
2000 - Three Months Ended                                          March 31           June 30     September 30       December 31
---------------------------------------------------------------------------------------------------------------------------------
Net sales(1)                                                         $404.5            $442.6           $418.2            $405.2
Operating expenses
   Cost of products sold(1)                                           293.2             310.9            308.4             298.3
   Selling, general and administrative expenses                        64.2              66.1             60.6              65.2
   Special charges                                                       --              66.4               --              (3.0)
---------------------------------------------------------------------------------------------------------------------------------
Operating income (loss)                                                47.1              (0.8)            49.2              44.7
Gain on sale of subsidiary stock                                         --              51.9              8.5                --
Interest and other income                                              12.9              12.4              5.0               6.8
Interest and other expenses                                            18.9              15.5             18.0              20.4
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             41.1              48.0             44.7              31.1
Income taxes                                                           12.7               7.8             10.2               7.2
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $ 28.4            $ 40.2           $ 34.5            $ 23.9
Earnings per share:
Basic                                                                $ 0.52            $ 0.75           $ 0.67            $ 0.48
Diluted                                                              $ 0.52            $ 0.75           $ 0.67            $ 0.48
Cash dividends paid per share                                        $ 0.08            $ 0.08           $ 0.08            $ 0.08
---------------------------------------------------------------------------------------------------------------------------------
Stock Price Data
   High                                                              $40.44            $35.81           $33.94            $39.19
   Low                                                                26.75             26.50            26.56             28.13
   Year-end close                                                                                                          37.19
---------------------------------------------------------------------------------------------------------------------------------

1999 - Three Months Ended                                          March 31           June 30     September 30       December 31
---------------------------------------------------------------------------------------------------------------------------------
Net sales(1)                                                         $344.0            $388.4           $386.8            $381.1
Operating expenses
   Cost of products sold(1)                                           246.2             275.6            278.5             276.9
   Selling, general and administrative expenses                        51.5              55.7             62.7              72.9
   Special charges                                                       --                --               --              18.2
---------------------------------------------------------------------------------------------------------------------------------
Operating income                                                       46.3              57.1             45.6              13.1
Interest and other income                                               7.7              10.1             12.7              13.8
Interest and other expense                                              7.0               7.2              8.7               8.1
---------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                             47.0              60.0             49.6              18.8
Income taxes (benefit)(2)                                              16.0              17.2             15.4             (12.8)
---------------------------------------------------------------------------------------------------------------------------------
Net income                                                           $ 31.0            $ 42.8           $ 34.2            $ 31.6
Earnings per share:
   Basic                                                             $ 0.53            $ 0.73           $ 0.59            $ 0.56
   Diluted                                                           $ 0.53            $ 0.73           $ 0.59            $ 0.56
Cash dividends paid per share                                        $ 0.08            $ 0.08           $ 0.08            $ 0.08
---------------------------------------------------------------------------------------------------------------------------------
Stock Price Data
   High                                                              $44.19            $50.00           $47.56            $38.56
   Low                                                                35.50             36.25            37.25             33.19
   Year-end close                                                                                                          38.19
---------------------------------------------------------------------------------------------------------------------------------

(1) Net sales and cost of products sold amounts have been restated for all periods presented to reflect the application of Emerging Issues Task Force Consensus EITF 00-10, "Accounting for Shipping and Handling Fees and Costs," effective in the fourth quarter of 2000. See notes to consolidated financial statements.

(2) Income taxes (benefit) for 1999 reflects fourth quarter adjustments amounting to $18.5 million due primarily to the release of previously provided taxes.

CORPORATE OFFICERS

Mark P. Bulriss
Chairman,
President and CEO


Larry J. Bloom
Executive Vice President and
President of Water Treatment


Louis M. Maresca
Executive Vice President and
President of Performance Chemicals


Richard T. Higgons
Senior Vice President,
Business Development


Richard J. Kinsley
Senior Vice President,
Human Resources and Communications


Jeffrey M. Lipshaw
Senior Vice President,
General Counsel and Secretary


Angelo C. Brisimitzakis
Vice President, Global Supply Chain and
Vice President, Flame Retardants


Stephen D. Clark
Vice President


Gregory J. Heinlein
Vice President, Treasurer and
Assistant Secretary


Kevin J. Mulcrone
Vice President and Controller


Henri Steinmetz
Vice President and General Manager,
Polymer Stabilizers


Karen Witte Duros
Assistant Secretary


Mary P. McClanahan
Assistant Secretary


Stephen E. Brewer
Assistant Treasurer



BOARD OF DIRECTORS

Nigel D. T. Andrews 2
Managing Director
Internet Capital Group
Director since 2000


Mark P. Bulriss 3, 4, 5
Chairman,
President and CEO
Great Lakes Chemical Corporation
Director since 1998


James W. Crownover 2, 4
Former Director
McKinsey & Company
Director since 2000


Thomas M. Fulton 2, 3
Former President and
Chief Executive Officer
Landauer, Inc.
Director since 1995


Martin M. Hale 2, 4, 5
Former Nonexecutive Chairman of the Board of
Great Lakes Chemical Corporation
Executive Vice President
Hellman Jordan Management Co., Inc.
Director since 1978


Louis E. Lataif 1
Dean of the School of Management
Boston University
Director since 1995


John C. Lechleiter 1, 3
Executive Vice President,
Pharmaceutical Products and
Corporate Development
Eli Lilly and Company
Director since 1999


Mack G. Nichols 1, 3, 4
Former President and
Chief Operating Officer
Mallinckrodt, Inc.
Director since 1998


Jay D. Proops 1, 4, 5
Former Co-founder/Vice Chairman
The Vigoro Corporation
Director since 1996


1  Audit Committee
2  Compensation and Incentive Committee
3  Corporate Responsibility Committee
4  Executive Committee
5  Finance Committee

SHAREHOLDER INFORMATION

Transfer Agent and Registrar
The stock transfer agent and registrar for Great Lakes' stock is Computershare Investor Services. Stockholders who wish to transfer their stock, or change the name in which the shares are registered, should contact Computershare Investor
Services:

First Class Mail:
Computershare Investor Services
P.O. Box A3504
Chicago, Illinois 60690-3504

Overnight Deliveries:
Shareholder Communications Department
2 North LaSalle Street, 3rd Floor
Chicago, Illinois 60602
Telephone: (312) 360-5407
Fax: (312) 601-4332
www-us.computershare.com



Independent Auditors
Ernst & Young LLP
Indianapolis, Indiana



Listings
New York Stock Exchange
New York, New York

Pacific Stock Exchange
San Francisco, California



Ticker Symbol: GLK



Number of Stockholders
As of December 31, 2000, there were 2,563 stockholders of record of the Company's common stock.



Annual Meeting
The Annual Meeting of the Stockholders will be held at 11:00 a.m., Thursday, May 3, 2001, at the Parkwood IV Conference Center, 500 E. 96th Street, Indianapolis, Indiana.



Form 10-K and Other Information
A complimentary copy of the Company's 2000 Annual Report to the Securities and Exchange Commission on Form 10-K is available upon request. For this, or for other information concerning the Company, please contact:

Jeffrey Potrzebowski
Director, Investor Relations

or

Gregory J. Griffith
Director, Corporate Communications



Great Lakes Chemical Corporation
500 E. 96th Street, Suite 500
Indianapolis, Indiana 46240 USA
Phone: (317) 715-3000
www.greatlakes.com

Economic Value Added (EVA(R)) is a registered trademark of Stern Stewart & Company. Responsible Care(R) is a registered trademark of the American Chemistry Council.